Form 10-K, Exhibit 13
period 1994-09-30
ATWOOD OCEANICS INC
filed 1994-12-28
CIK 8411

EXHIBIT 13.1
                            THE COMPANY



      Atwood Oceanics, Inc. is engaged in the business of international offshore drilling of exploratory and developmental oil and gas wells and related support, management and consulting services. Presently, the Company operates a modern fleet of seven mobile offshore rigs and one modular platform rig, as well as manages the operations of two operator-owned platform rigs in Northwest Australia. The Company also owns a fifty percent interest in an Australian company which has been awarded a term contract for the design, construction and operation of a new generation platform rig which should become operational in 1996. The Company supports its operations from headquarters in Houston and affiliated offices in Australia, Malaysia, Indonesia and Korea.






                             FINANCIAL HIGHLIGHTS




 (In thousands)                                      1994            1993




 FOR THE YEAR
       REVENUES                                   $68,794        $ 54,245
       EARNINGS (before depreciation,
       interest and taxes,                         15,324           9,281
             but after adjustment for               6,209          (1,791)
             minority interest)                     6,412           5,302
       NET INCOME (LOSS)                              99%             88%
       CAPITAL EXPENDITURES
       RIG UTILIZATION

 AT YEAR END
       CASH AND AVAILABLE FOR SALE SECURITIES      41,047          35,044
       PROPERTY AND EQUIPMENT                      82,845          90,150
       TOTAL ASSETS                               153,460         149,853
       TOTAL SHAREHOLDERS' EQUITY                  85,959          79,750

                              PRESIDENT'S MESSAGE


TO OUR SHAREHOLDERS AND EMPLOYEES:

      The Company accomplished a major goal in 1994 with its return to profitability. Net income of $6.2 million marks the Company's best financial performance since 1983. Earnings, including investment income, before depreciation, interest and taxes, but after adjustment for minority interest, increased 65 percent from $9.3 million in 1993 to $15.3 million in 1994; while operating cash flow increased by $8.6 million from 1993. The key factor in achieving these improved results was an increase in utilization of the Company's fleet (excluding the SOUTHERN CROSS, which has not been placed in service) from 88 percent in 1993 to 99 percent in 1994. These results were also achieved without significant improvements in dayrate levels or other underlying market conditions.

      While utilization of the Company's fleet during 1994 demonstrated what is achievable, improvement in its markets during 1995 remains possible but uncertain at this stage. Based on current contract commitments, the SEAHAWK, VICKSBURG and RIG 19 are expected to remain profitably employed during fiscal year 1995. The GOODWYN 'A' self-contained platform rig should also remain active throughout the forthcoming year and management fees will increase with that unit commencing drilling operations during the first quarter of fiscal year 1995. The EAGLE, FALCON, HUNTER and RICHMOND have contract commitments which should keep those units employed into the second quarter of fiscal year 1995. Ongoing work for these four units is already being pursued, with high utilization of the Company's fleet and continuing profitability remaining as important goals for 1995.

      Besides achieving profitability, the Company also accomplished another goal in 1994 when an Australian entity, jointly owned by the Company and Helmerich & Payne, Inc., was awarded a contract for a new, state-of-the-art modular platform rig. A project team has already commenced design work. This new growth opportunity should significantly enhance the Company's results commencing in fiscal year 1996. We will continue to further capitalize on the Company's management, services and technical strengths, and to seek profitable new opportunities for self-contained platform rigs and conversion of the SOUTHERN CROSS for use as a tender-assist or service support unit. Opportunities for selective acquisition of existing rig assets will also be monitored and pursued if there are suitable candidates.

      During 1995, the Company will continue to focus on improving and developing our safety, environmental, quality and performance efforts. We will also continue to emphasize better understanding of our clients' future service needs, ongoing improvement of our services, and further developing our organization for future opportunities. We convey our sincere thanks to our shareholders and employees whose support is so important as we strive to enhance the Company's value through continuing profitability and future growth.

                                       Atwood Oceanics, Inc. and Subsidiaries
                                             FIVE YEAR FINANCIAL REVIEW


At or For the Years Ended September 30,
 (In thousands, except per share
      amounts and ratios)               1994    1993     1992   1991     1990

 STATEMENTS OF OPERATIONS DATA:

   Operating revenues                $65,975  $51,775 $44,772 $54,476  $53,418
   Drilling costs and general
     and administrative expenses:    (48,652) (41,797)(40,144)(51,141) (55,234)
   OPERATING MARGIN, before
     adjustment for minority interest 17,323    9,978   4,628   3,335   (1,816)
   Depreciation                      (13,618) (13,045)(15,398)(15,123) (11,494)
   Interest expense                   (2,892)  (3,067) (3,523) (4,795)  (3,884)
   Minority interest in loss of
     Partnerships                      3,303    4,821   4,862   6,034    8,216
   OPERATING INCOME (LOSS)             4,116   (1,313) (9,431)(10,549)  (8,978)
   Other income                        2,819    2,470   3,092   3,857    6,690
   Write-down of drilling vessels
      and other assets                   ---      --- (17,000)    ---      ---
   Tax benefit (provision)              (726)  (2,948)  2,402    (350)     225
   NET INCOME (LOSS)                 $ 6,209  $(1,791)$(20,937)$(7,042)$(2,063)


 PER SHARE DATA:
   Net income (loss)                   $ .94    $(.27)  $(3.18) $(1.07)   $(.42)
   Weighted average shares
     outstanding                       6,582    6,582    6,582   6,594    4,960
 FLEET DATA:

   Number of rigs owned or
    managed, at end of period             9       10        9       9       11
   Utilization rate                      99%      88%      75%    81%      80%

 BALANCE SHEETS DATA:
   Cash and available for
     sale securities                 $41,047  $35,044  $33,877 $45,535  $46,725
   Working capital                    25,171   14,703   12,236  29,389   52,053
   Net property and equipment         82,845   90,150   98,033 113,635  123,820
   Total assets                      153,460  149,853  165,942 188,283  204,029
   Total long-term debt               53,294   58,409   63,016  64,032   62,403
   Shareholders' equity               85,959   79,750   81,541 102,478  109,927
   Ratio of current assets
     to current liabilities             2.89     2.24     1.68    4.02     5.77




       (The Company has not paid any cash dividends on its common stock.)

                                                                       Page 4

                         OFFSHORE DRILLING OPERATIONS


 NAME OF RIG        TYPE OF RIG         PERCENTAGE     YEAR         MAXIMUM
                                        OF 1994        BUILT       WATER DEPTH
                                        REVENUES

                       DRILLING RIGS WHOLLY OR PARTIALLY OWNED
 FALCON (1)       SEMISUBMERSIBLE          16%       1983            2,000 FT.

 HUNTER (1)       SEMISUBMERSIBLE          15%       1981            1,500 FT.

 EAGLE (1)        SEMISUBMERSIBLE          17%       1982            2,000 FT.
 SEAHAWK          SEMISUBMERSIBLE          16%       1974/1992       N/A
                    TENDER ASSIST

 VICKSBURG        JACK-UP                   6%       1976            300 FT.
 RIG-19           MODULAR                  10%       1988            N/A
                  PLATFORM

 RICHMOND         SUBMERSIBLE               8%       1982            70 FT.

 SOUTHERN CROSS   SEMISUBMERSIBLE           0%       1976            1,500 FT.


                              MANAGEMENT/LABOR CONTRACTS

 GOODWYN "A"      MODULAR                   3%       N/A             N/A
                  PLATFORM
 NORTH RANKIN 'A' MODULAR                   4%       N/A             N/A
                  PLATFORM

(1)  RIGS OWNED  BY TWO  TEXAS LIMITED  PARTNERSHIPS OF  WHICH THE  COMPANY IS
GENERAL PARTNER  AND HAS A 50 PERCENT OWNERSHIP INTEREST.  ONE HUNDRED PERCENT
(100%) OF THE RESPECTIVE PARTNERSHIPS' REVENUES ARE REFLECTED IN THE COMPANY'S
CONSOLIDATED  FINANCIAL STATEMENTS AND ARE  TAKEN INTO ACCOUNT  IN STATING THE
PERCENTAGE OF 1994 REVENUES ATTRIBUTABLE TO EACH RIG.

                                                                        Page 5

 NAME OF RIG        LOCATION            CUSTOMER       CONTRACT STATUS AT
                                                       NOVEMBER 29, 1994

                       DRILLING RIGS WHOLLY OR PARTIALLY OWNED
 FALCON (1)       KOREA               KOREA          Drilling the first of two
                                      PETROLEUM      firm wells (with one option
                                      DEVELOPMENT    well).
                                      CORPORATION

 HUNTER (1)       MALAYSIA            ESSO           Drilling the 26th of 30 firm
                                      PRODUCTION     wells (with eight option
                                      MALAYSIA,      wells).
                                      INC.

 EAGLE (1)        AUSTRALIA/          BHP PETROLEUM  Drilling the second of
                  INDONESIA           PTY. LTD.      possible seven option wells.
                  "ZONE OF
                  COOPERATION"
 SEAHAWK          MALAYSIA            ESSO           Term contract (estimated
                                      PRODUCTION     completion 1998).
                                      MALAYSIA,
                                      INC.

 VICKSBURG        AUSTRALIA           WESTERN        Under contract until February
                                      MINING         1996, subject to early
                                      CORPORATION    termination under certain
                                      LIMITED        limited circumstances (with
                                                     two one year options).
 RIG-19           AUSTRALIA           ESSO           Term contract (estimated
                                      AUSTRALIA      completion 1996).
                                      LIMITED

 RICHMOND         UNITED              OFFSHORE       Drilling the third of six
                  STATES              ENERGY         firm wells (with two option
                                      DEVELOPMENT    wells).
                                      CORPORATION

 SOUTHERN CROSS     AUSTRALIA         (NOT PLACED    Idle while the Company
                                      IN SERVICE)    pursues future contract
                                                     opportunities.


                              MANAGEMENT/LABOR CONTRACTS

 GOODWYN "A"      AUSTRALIA           WOODSIDE       Term contract (estimated
                                      OFFSHORE       completion 1997)
                                      PETROLEUM
                                      PTY. LTD.
                                      ("WOODSIDE")


NORTH RANKIN 'A' AUSTRALIA           WOODSIDE       Term contract


(1) RIGS OWNED BY TWO TEXAS LIMITED PARTNERSHIPS OF WHICH THE COMPANY IS GENERAL PARTNER AND HAS A 50 PERCENT OWNERSHIP INTEREST. ONE HUNDRED PERCENT (100%) OF THE RESPECTIVE PARTNERSHIPS' REVENUES ARE REFLECTED IN THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS AND ARE TAKEN INTO ACCOUNT IN STATING THE PERCENTAGE OF 1994 REVENUES ATTRIBUTABLE TO EACH RIG.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS



RESULTS OF OPERATIONS

Fiscal Year 1994 Versus Fiscal Year 1993

      As a result of 99 percent utilization of its equipment during fiscal year 1994, the Company's operating results reflect significant improvement. Total revenues in 1994 increased 27 percent to $68.8 million from $54.2 million. This increase is primarily attributable to a $14 million increase in drilling revenues, coupled with increases in management fees and dividend and interest income. The higher utilization of the FALCON, HUNTER and RICHMOND, coupled with a full year of operation of the SEAHAWK and the relocation of the EAGLE from Malaysia to Australia, where the dayrate level is higher, accounts for the increase in drilling revenues. An analysis of fleet utilization and drilling revenues by rig for fiscal years 1994 and 1993 are as follows:
 FLEET UTILIZATION                 1994                       1993

                         Idle Rig     Utilization      Idle Rig  Utilizat
                             Days      Percentage          Days       ion
                                                                 Percenta
                                                                       ge

 Falcon                       ---            100%           105       71%
 Hunter                       ---            100%           110       70%
 Eagle                         11             97%           ---      100%
 Seahawk                      ---            100%           ---      100%
 Vicksburg                    ---            100%           ---      100%
 Rig-19                       ---            100%           ---      100%
 Richmond                     ---            100%           149       59%
 Average for year                             99%                     88%



 DRILLING REVENUES BY RIG                           In millions


                                                                  Variance
                                             1994        1993     Increase
 Falcon                                     $11.1       $10.5         $ .6
 Hunter                                      10.2         6.9          3.3
 Eagle                                       12.0         9.2          2.8
 Seahawk                                     10.9         6.3          4.6
 Vicksburg                                    4.4         4.4          ---
 Rig-19                                       6.9         6.4           .5
 Richmond                                     5.5         3.8          1.7
 Other                                        2.6         2.1           .5

                                            $63.6       $49.6        $14.0

                                                                      Page 7

      The FALCON started fiscal year 1994 working in Australia; however, in the second quarter of the year, the rig was relocated to Malaysia, and during the last quarter, it was relocated to Korea. Even though the FALCON was 100 percent utilized during 1994, its revenues did not reflect any significant increase over 1993 because the rig was relocated to work in Malaysia and Korea where dayrate levels are lower than in Australia due to lower operating costs. The HUNTER worked the entire year in Malaysia and is anticipated to remain under contract in Malaysia during fiscal year 1995. During the first quarter of fiscal year 1994, the EAGLE was relocated from Malaysia to the Australia/Indonesia "Zone of Cooperation". The impact of higher dayrate levels for the EAGLE more than offset the slight reduction in rig utilization in 1994 compared to 1993. The SEAHAWK has been a major contributor to the Company's improvement in operating results since its commencement of operations in February 1993. Relatively long-term, stable contracts for the VICKSBURG and RIG-19 continue to provide consistency to these operations. The RICHMOND has worked continuously on a profitable basis since March 1993.

      In October 1993, the Company sold its forty percent interest in an Indian joint venture company, realizing a gain of $201,000. Currently, the Company has no involvement in India. The improvement in management fees is attributable to an increased level of management services being provided to two operator-owned platform rigs in Northwest Australia. The increase in dividend and interest income is due to an increase in interest earned from a higher level of short-term cash investments.

      Increases in rig utilization, coupled with a full year of operations of the SEAHAWK and the relocation of the EAGLE to the "Zone of Cooperation" accounts for the 18 percent increase in drilling costs in 1994 compared to 1993. An analysis of drilling costs by rig is as follows:

                                           In millions

                                                         Variance
                                                         Increase
                                   1994         1993   (Decrease)

 Falcon                            $7.7        $ 7.9       $ (.2)
 Hunter                             7.6          6.3         1.3
 Eagle                             10.5          6.1         4.4
 Seahawk                            6.1          4.1         2.0
 Vicksburg                          2.2          2.8         (.6)
 Rig-19                             4.6          4.3          .3
 Richmond                           3.6          2.7          .9
 Other                              2.0          3.5        (1.5)
                                  $44.3        $37.7       $  6.6

Because of increased labor costs, operating costs in Australia are significantly higher than in Malaysia. Hence, the relocation of the FALCON out of Australia and the EAGLE out of Malaysia affected the level of drilling costs for these two rigs. The increase in drilling costs for the HUNTER is due to its 100 percent utilization in 1994 compared to 70% in 1993. Likewise, the increase in RICHMOND's drilling cost is due to increased utilization. The SEAHAWK had a full year of operations in 1994 compared to approximately eight months in 1993 which accounts for its increase in drilling costs. The reduction in "other" drilling costs relates primarily to the Company's termination of its involvement in India.

      An analysis of depreciation expense by rig is as follows:

                                                 In millions


                                               1994                      1993
 Partnership rigs                             $ 9.9                    $ 10.1
 Seahawk                                        2.2                       1.4
 Rig-19                                         1.2                       1.2
 Other                                           .3                        .3

                                              $13.6                     $13.0


The approximate $200,000 increase in general and administrative expense is due to increased travel and other corporate support activities. Interest expense relates solely to non-recourse notes payable to a bank group and to the limited partner by Atwood Deep Seas, Ltd. in which the Company owns a fifty percent interest. The reduction in interest expense is due to principal reduction and a slight reduction in average interest rates during 1994 compared to 1993. Due to the Partnerships' rigs having virtually 100 percent utilization in 1994, the level of net operating loss incurred by these rigs in 1994 compared to 1993 declined, thereby, reducing the amount of loss absorbed by the minority partner from $4.8 million in 1993 to $3.3 million in 1994.

      The Company's effective income tax rate for 1994 and 1993 was 10 percent and 255 percent, respectively. The high tax rate in 1993 was due to the write-off of certain tax refund claims to foreign tax expense and to the Company having limited depreciable tax basis in its interest in the partnerships' assets. Effective October 1, 1993, the Company adopted the provision of Statement of Financial Accounting Standards ("SFAS") No. 109
"Accounting for Income Taxes". This change in accounting for income taxes resulted in no cumulative effect being recorded in the Company's statement of operations.

Fiscal Year 1993 Versus Fiscal Year 1992

      Total revenues increased 13 percent for fiscal year 1993 compared to fiscal year 1992 primarily due to increases in drilling revenues. Higher utilization of drilling equipment, primarily the RICHMOND, coupled with the commencement of the SEAHAWK operations, account for the increase in drilling revenues. An analysis by rig of the increase in drilling revenues is as follows:

                                             In millions

                                                          Variance
                                                          Increase
                                       1993        1992  (Decrease
                                                                 )

 Falcon                               $10.5       $12.1    $ (1.6)
 Hunter                                 6.9         8.6      (1.7)
 Eagle                                  9.2         7.3        1.9
 Seahawk                                6.3         ---        6.3
 Vicksburg                              4.4         4.5       (.1)
 Rig-19                                 6.4         6.8       (.4)
 Richmond                               3.8         ---        3.8
 Other                                  2.1         2.8       (.7)
 Total                               $ 49.6      $ 42.1    $   7.5


The decrease in revenues for the FALCON and HUNTER is attributable to a decline in utilization; while an increase in the EAGLE revenues is due to the rig working 100 percent in 1993 compared to 68 percent in 1992. The SEAHAWK commenced its initial drilling operations in February 1993. The decline in revenues for RIG-19 is due to the rig being relocated to a new platform which resulted in a reduced dayrate period. Prior to the RICHMOND going back to work in March 1993, it had been idle for approximately eighteen months.

      Despite the commencement of the SEAHAWK operation and higher equipment utilization, drilling costs for 1993 only increased $1.7 million or 5 percent. An analysis of drilling costs by rig is as follows:
                                                    In millions

                                                                 Variance
                                                                 Increase
                                            1993        1992   (Decrease)

 Falcon                                    $ 7.9       $ 9.2       $(1.3)
 Hunter                                      6.3         6.3         ---
 Eagle                                       6.1         5.6          .5
 Seahawk                                     4.1         ---         4.1
 Vicksburg                                   2.8         3.2         (.4)
 Rig-19                                      4.3         4.9         (.6)
 Richmond                                    2.7         1.0         1.7
 Other                                       3.5         5.8        (2.3)
 Total                                     $37.7       $36.0       $  1.7


The decrease in drilling costs for the FALCON is due to the rig having more idle time in 1993 than in 1992. When a rig is idle, certain payroll and rig maintenance costs can be reduced. The increase in the EAGLE's drilling costs is due to the rig incurring no idle time during 1993. The decrease in VICKSBURG and RIG-19 costs is due to certain reductions in payroll related expenses. The increase in drilling costs for the RICHMOND is due to the rig returning to work in 1993.

      In 1992, due to adverse market conditions and an uncertain outlook for improvement in the drilling market, the Company wrote down certain assets by $17 million. Of this amount, approximately $10.5 million was attributable to the RICHMOND. Prior to this write-down, the RICHMOND's depreciation was approximately $3.6 million per year. The reduction in depreciation resulting from the write-down of the carrying value of the RICHMOND, offset somewhat by commencement of depreciation on the SEAHAWK, accounts for the reduction in depreciation expense in 1993 compared to 1992.

LIQUIDITY AND CAPITAL RESOURCES

      In October 1993, the Company applied the $1.3 million it received from the sale of its equity in an Indian joint venture company toward the $1.5 million purchase of the SOUTHERN CROSS, a semisubmersible built in 1976 acquired by the Company for future contract opportunities. Before the unit can be placed in service, an additional capital investment, estimated to range from $6 to $30 million depending upon the extent of modification, will be required.

      Upon being awarded a term contract in August 1994, the Company and Helmerich & Payne, Inc. (current owner of 24 percent of the Company's common stock) entered into a joint venture agreement to construct a new generation platform rig which is scheduled to commence operating in offshore Australia in early 1996. At September 30, 1994, the Company had invested approximately $310,000 in this project, with estimated total investment by the Company to be approximately $13 million. Except for this project and an estimated $4 million to be spent on existing rigs, the Company currently has no additional significant capital expenditure commitments for fiscal year 1995; however, the Company has submitted bids and is actively pursuing profitable expansion opportunities.

      At September 30, 1994, the Company continued to have $22.5 million invested in United States treasury bonds with maturities in the years 2000 and 2001 and $2.5 million invested in equity securities. At November 29, 1994, these investments had a aggregate market value of approximately $29 million. The Company portfolio of accounts receivable is comprised of major international corporate entities and government organizations with stable payment experience. Thus, the Company continues to experience no difficulties in receivable collections and anticipates no problems in collecting the $13.9 million of accounts receivable at September 30, 1994.

      At September 30, 1994, one of the Partnerships had long-term notes of $47.4 million payable to a bank group, with the remaining balance of long-term debt of $6 million payable to the limited partner. The Company has not guaranteed any portions of these long-term notes. Of the $47.4 million notes payable to a bank group, Atwood Oceanics, Inc. owns approximately $8 million which is reflected on the balance sheet as "long-term notes receivable" with a cost basis at September 30, 1994 of approximately $6 million. The bank group's primary collateral for its note is the preferred mortgages on the EAGLE and HUNTER. The bank debt is being repaid in quarterly installments of $750,000, with a balloon payment of $37.7 million payable in March 1998.

      As  of September 30, 1994, the Company,  under the provision of SFAS No.
109, has net current deferred tax assets of $1.8 million (after applying a valuation reserve of $7.7 million) and net noncurrent deferred tax liabilities of $1.65 million. Working capital at September 30, 1994 was $25.2 million which is $10.5 million higher than at September 30, 1993.

      Currently, the Company continues to have all of its drilling equipment, except the SOUTHERN CROSS which has not been placed in service, under contract. The key factor in the Company's return to profitability in 1994 was its ability to maintain a higher level of equipment utilization. Equipment utilization will again be a key factor in maintaining profitability in 1995. Based upon current contract commitments, the SEAHAWK, VICKSBURG and RIG-19 are expected to remain profitably employed during fiscal year 1995 and beyond. On the other hand, the EAGLE, FALCON, HUNTER and RICHMOND have contracts which could expire after the first quarter of fiscal year 1995. The Company will continue to focus on maintaining high utilization of its drilling equipment. Improvements in underlying market conditions and dayrate levels during 1995 remain possible; however, market uncertainties still exist with no clear long-term trends.

                    Atwood Oceanics, Inc. and Subsidiaries
                         CONSOLIDATED BALANCE SHEETS


                                                           September 30,

 (In thousands)                                   1994               1993


 ASSETS

 CURRENT ASSETS:
   Cash and cash equivalents                  $ 16,119            $10,087
   Accounts receivable                          13,915             10,768
   Current maturities of long-term
     notes receivable                              400                400
   Inventories of materials and
 supplies,                                       4,194              3,850
     at lower of average cost or market          1,800                ---
   Deferred tax assets                           2,044              1,498
   Prepaid expenses                             38,472             26,603
       Total Current Assets

 AVAILABLE FOR SALE SECURITIES                  24,928             24,957

 LONG-TERM NOTES RECEIVABLE,
   net of current maturities                     5,985              6,389
 PROPERTY AND EQUIPMENT, at cost:

   Drilling vessels, equipment and
     drill pipe                                187,525            182,851
   Other                                         4,479              3,924
                                               192,004            186,775
   Less - accumulated depreciation             109,159             96,625

     Net Property and Equipment                 82,845             90,150

 DEFERRED COSTS AND OTHER ASSETS                 1,230              1,754
                                              $153,460           $149,853










The accompanying notes are an integral part of these consolidated financial statements.

                    Atwood Oceanics, Inc. and Subsidiaries
                         CONSOLIDATED BALANCE SHEETS


                                                         September 30,

 (In thousands, except share data)              1994                 1993


 LIABILITIES AND SHAREHOLDERS'
 EQUITY

 CURRENT LIABILITIES:
   Current maturities of notes
     payable by partnership                  $ 3,000             $  3,000
   Accounts payable                            3,728                3,058
   Accrued liabilities                         6,573                5,842
     Total Current Liabilities                13,301               11,900

 LONG-TERM NOTES PAYABLE BY
 PARTNERSHIP,
   net of current maturities                  50,294               55,409

 DEFERRED CREDITS:
   Income taxes                                1,650                  ---
   Other                                         639                  ---
                                               2,289                  ---

 MINORITY INTEREST IN PARTNERSHIPS             1,617                2,794

 SHAREHOLDERS' EQUITY:

   Preferred stock, no par value;
     1,000,000 shares authorized,
     none outstanding                            ---                  ---

   Common stock, $1 par value; 10,000,000
     shares authorized with 6,582,000
     issued and outstanding in 1994
     and 1993                                  6,582                6,582

   Paid-in capital                            54,273               54,273
   Retained earnings                          25,104               18,895

     Total Shareholders' Equity               85,959               79,750

                                            $153,460             $149,853


The accompanying notes are an integral part of these consolidated financial statements.

                                                                            16

                    Atwood Oceanics, Inc. and Subsidiaries
                    CONSOLIDATED STATEMENTS OF OPERATIONS



                                                 For Years Ended September 30,
 (In thousands, except per share amounts)           1994       1993      1992
 REVENUES:
   Drilling                                      $63,640    $49,573   $42,142
   Indian joint venture                              201        510       485
   Management fees                                 2,335      1,692     2,145
   Dividends and interest                          2,618      2,470     3,092

                                                  68,794     54,245    47,864
 COSTS AND EXPENSES:

   Drilling                                       44,328     37,694    36,035
   Depreciation                                   13,618     13,045    15,398
   General and administrative                      4,324      4,103     4,109
   Interest                                        2,892      3,067     3,523
   Write-down of drilling vessels and
     other assets                                    ---        ---    17,000

                                                  65,162     57,909    76,065
 INCOME (LOSS) BEFORE MINORITY INTEREST
   AND INCOME TAXES                                3,632     (3,664)  (28,201)

 MINORITY INTEREST IN LOSS OF PARTNERSHIPS         3,303      4,821     4,862
 INCOME (LOSS) BEFORE INCOME TAXES                 6,935      1,157   (23,339)

 PROVISION (BENEFIT) FOR INCOME TAXES                726      2,948    (2,402)

 NET INCOME (LOSS)                              $  6,209   $ (1,791) $(20,937)
 INCOME (LOSS) PER COMMON SHARE                     $.94      $(.27)   $(3.18)

 WEIGHTED AVERAGE NUMBER OF
   COMMON SHARES OUTSTANDING                       6,582      6,582     6,582


The accompanying notes are an integral part of these consolidated financial statements.

                                                                            17

                    Atwood Oceanics, Inc. and Subsidiaries
                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                For Years Ended September 30,
 (In thousands)                                    1994       1993      1992
 CASH FLOW FROM OPERATING ACTIVITIES:
   Net income (loss)                            $ 6,209   $ (1,791) $(20,937)
   Adjustments to reconcile net
     income (loss) to net cash provided
     (used) by operating activities:

      Depreciation                               13,618     13,045    15,398
      Amortization of deferred items                531       (104)     (156)
      Deferred federal income tax benefit          (150)       ---    (3,593)
      Write off of foreign tax refund claims        ---      1,736       ---
      Write-down of drilling vessel and
        other assets                                ---        ---    17,000
      Gain on sale of equity in Indian
        joint venture                              (201)       ---       ---
      Minority interest in loss of Partnership   (3,303)    (4,821)   (4,862)

   Changes in assets and liabilities:
      Decrease (increase) in accounts
        receivable                               (3,147)     5,009    (3,876)
      Increase (decrease) in accounts payable       670     (3,057)    2,387
      Increase (decrease) in accrued liabilities    731      1,870       958
      Other                                        (358)    (1,078)   (3,595)
 TOTAL ADJUSTMENTS                                8,391     12,600    19,661

      Net Cash Provided (Used) by
        Operating Activities                     14,600     10,809    (1,276)

 CASH FLOW FROM INVESTING ACTIVITIES:

      Proceeds from maturity of United States
        Treasury Bills                              ---        ---     4,953
      Capital Expenditures                       (6,412)    (5,302)  (15,542)
      Proceeds from sale of equity in
        Indian joint venture                      1,300        ---       ---
      Investment in joint venture
        venture                                    (310)       ---       ---
      Payments received on notes receivable         404      1,948     1,556
      Net Cash Used by Investing Activities      (5,018)    (3,354)   (9,033)

 CASH FLOW FROM FINANCING ACTIVITIES:
      Principal payments by Partnership on
        long-term note                           (3,000)    (3,000)   (3,000)
      Net advances by (payments to) limited
        partner                                    (550)     1,773     1,700
      Proceeds (repayment) of short-term note
        payable                                     ---     (5,000)    5,000
      Net Cash Provided (Used) by Financing
        Activities                               (3,550)    (6,227)    3,700

 NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS                                     6,032      1,228    (6,609)
 CASH AND CASH EQUIVALENTS,
   at beginning of period                        10,087      8,859    15,468

 CASH AND CASH EQUIVALENTS,
   at end of period                             $16,119    $10,087   $ 8,859
 __________________________
 Supplemental disclosure of cash flow information:
      Cash paid during the year for domestic and
        foreign income taxes                    $ 1,657    $ 1,038   $ 1,087
      Cash paid during the year for interest    $ 2,380    $ 2,793   $ 3,281


The accompanying notes are an integral part of these consolidated financial statements.

                    Atwood Oceanics, Inc. and Subsidiaries
                     CONSOLIDATED STATEMENTS OF CHANGES IN
                             SHAREHOLDERS' EQUITY





                       Common Stock                Paid-in        Retained
 (In thousands)        Shares         Amount       Capital        Earnings

 September 30,          6,582         $6,582       $54,273         $41,623
 1991
 Net loss                 ---            ---           ---         (20,937)

 September 30,          6,582          6,582        54,273          20,686
 1992

 Net loss                 ---            ---           ---          (1,791)
 September 30,          6,582          6,582        54,273          18,895
 1993

 Net income               ---            ---          ---            6,209
 September 30,          6,582         $6,582       $54,273         $25,104
 1994


- ----------------------
Preferred stock, no par value, of 1,000,000 shares was authorized in 1975 and no shares have been issued.




















The accompanying notes are an integral part of these consolidated financial statements.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Atwood Oceanics, Inc.:

      We have audited the accompanying consolidated balance sheets of Atwood Oceanics, Inc. (a Texas corporation) and subsidiaries as of September 30, 1994 and 1993, and the related consolidated statements of operations, cash flows and changes in shareholders' equity for each of three years in the period ended September 30, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Atwood Oceanics, Inc. and subsidiaries as of September 30, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1994, in conformity with generally accepted accounting principles.

                                                ARTHUR ANDERSEN LLP

Houston, Texas
November 29, 1994

                    Atwood Oceanics, Inc. and Subsidiaries
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation -

      The consolidated financial statements include the accounts of Atwood Oceanics, Inc. ("AOI") and all of its wholly owned domestic and foreign subsidiaries and two Texas Limited Partnerships, Atwood Deep Seas, Ltd. ("Deep Seas") and Atwood Falcon I, Ltd. ("Falcon"), of which AOI is both a limited and the general partner (all of such entities being collectively referred to herein as the "Company"). The other limited partner's interest in the net assets and loss of the two partnerships is reflected in the Company's financial statements as "minority interest in partnerships." All significant intercompany accounts and transactions have been eliminated in consolidation. (See Notes 2 and 5 regarding Deep Seas indebtedness.)

Foreign exchange -

        Monetary assets and liabilities denominated in foreign currency are translated to U.S. dollars at the rate of exchange in effect at the end of the year and items of income and expense are translated at average monthly rates. Gains and losses on foreign currency transactions and translations are included in drilling costs in the consolidated statements of operations. The Company incurred foreign exchange losses of $417,000, $140,000 and $456,000 in 1994, 1993 and 1992, respectively.

Depreciation, maintenance and retirement policies -

      Depreciation is provided on the straight-line method over the following estimated useful lives of the various classifications of assets:
                                                      Years

      Drilling vessels and related equipment            8-12
      Drill pipe                                         3
      Furniture and Other                               3-10

Maintenance, repairs and minor replacements are charged against income as incurred; major replacements and betterments are capitalized and depreciated over the remaining useful life of the asset as determined upon completion of the work. The cost and related accumulated depreciation of assets sold, retired or otherwise disposed are removed from the accounts at the time of disposition, and any resulting gain or loss is reflected in the consolidated statements of operations for the applicable period.

Deferred costs -

      The Company defers and amortizes the costs of moving a drilling vessel to a new area on a straight-line basis over the life of the applicable drilling contract. There were no unamortized mobilization costs at September 30, 1994 or 1993.

      The Company defers the cost of scheduled drydocking and the cost is charged to expense over the period to the next scheduled drydocking (normally two years).

Federal income taxes -

      The  Company accounts for income  taxes in accordance  with Statement of

Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes". Under SFAS No. 109, deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end.

Revenue recognition -

      The Company accounts for drilling and management contracts using the percentage of completion method of accounting, under which revenues are recognized on a daily basis as earned.

Cash and cash equivalents -

      Cash and cash equivalents consist of cash in banks and certificates of deposit which mature within three months of the date of purchase.

Receivables -

      Based upon the Company's historical collection of accounts receivable, the Company has not established an allowance for doubtful accounts.

Investments -

      The  Company carries  its  investments in  marketable securities  at the
lower  of aggregate  cost or  market value.   When  investments are  sold, the
Company uses the weighted average cost method to compute gain or loss.

Loss per share -

      Loss per common share was computed by dividing net loss by the weighted average number of shares of common stock outstanding during each period. The dilutive effect of stock options is immaterial.

NOTE 2 - LONG-TERM NOTES RECEIVABLE

      An analysis of long-term notes receivable is as follows:

                                                          (In thousands)

                                                      1994               1993

 Principal amount of $8.1 million of Deep
 Seas' long-term
 debt, bearing interest at approximately 5
 percent per annum at
 September 30, 1994                               $ 6,385            $ 6,789
 Less - current maturities                            400                400

                                                  $ 5,985            $ 6,389

      Quarterly payments of $127,500 are received on the Deep Seas note. The Company acquired the note for $2.2 million less than its principal amount and proportionately recognizes the discount as income ($112,000 and $114,000 in 1994 and 1993, respectively) as principal payments are received.

NOTE 3 - SECURITIES HELD FOR INVESTMENT

      At September 30, 1994 and 1993, the Company's investment in securities consisted of the following:
                                                   (In thousands)

                                          Cost                   Market Value

                                     1994       1993           1994        1993
 Equity Securities               $ 2,477     $ 2,477        $ 5,458     $ 5,615

 United States Treasury Bonds     22,451      22,480         23,270      26,069

 Total                           $24,928     $24,957        $28,728     $31,684

      There were no sales of marketable securities in fiscal year 1994 or 1993.

      At November 29, 1994, the market value of the equity securities was $5.8 million and the market value of the treasury bonds were $22.9 million resulting in combined unrealized gains of $3.8 million at such date.


NOTE 4 - PROPERTY AND EQUIPMENT

      In October 1993, the Company purchased for $1.5 million the SOUTHERN CROSS, a semisubmersible built in 1976 which has been idle in Australia since the end of 1992. For the rig to be placed in service, additional capital investment (estimated to range from $6 to $30 million depending upon extent of modification) will be required. At September 30, 1994, the Company had incurred approximately $500,000 in additional costs related to evaluating and preparing the rig for possible utilization alternatives. The vessel will remain idle in Australia for an indefinite period of time as the Company pursues future contract opportunities.

      In August 1994, Atwood Oceanics West Tuna Pty. Ltd., an Australian company owned 50 percent by the Company and 50 percent by Helmerich & Payne, Inc. (H&P) (current owner of 24 percent of the Company's common stock), was awarded a term contract for the design, construction and operation of a new generation platform rig. The rig is scheduled to commence operating in offshore Australia in early 1996. The Company and H&P have entered into a joint venture agreement to construct the rig whereby H&P will manage the design, construction, testing and mobilization of the new rig; while, the Company will manage the initial installation and daily operations of the new rig. At September 30, 1994, the Company had invested $310,000 in this project, with an estimated total investment by the Company to be approximately $13 million.

NOTE 5 - LONG-TERM NOTES PAYABLE

      A summary of long-term notes payable is as follows:

                                                               (In thousands)

                                                           1994           1993

 Note payable to bank group by Deep Seas, bearing
   interest at approximately 5 percent per annum at
   September 30, 1994, of which the Company owns
   $8.1 million at September 30, 1994                   $ 47,375      $ 50,375
 Notes payable to limited partner by Deep Seas:
   Non-interest bearing with maturity in 2011,
     net of $3.2 million and $3.3 million discount
     in 1994 and 1993, respectively                          800           750

 Bearing interest at prime rate (7 3/4 percent
   at September 30, 1994), with maturity in 2011           5,119         7,284

                                                          53,294        58,409
 Less - current maturities                                 3,000         3,000
                                                        $ 50,294      $ 55,409

      The note payable to bank group requires principal payments of $750,000 per quarter, with a balloon payment of $37.7 million payable in March 1998. The Company has not guaranteed any portion of this long-term note. The bank group's collateral for this long-term note consists principally of preferred mortgages on the HUNTER and EAGLE. The loan documents with the bank group prohibit the cash payment of management fees, partnership profits and certain other cash disbursements by Deep Seas prior to the time the note is paid in full.

      The interest bearing note payable to limited partner relates to cash advances made by the limited partner since 1990 to help fund cash shortfalls of Deep Seas plus accrued interest on such advances. To reflect the additional support to Deep Seas operations provided by the limited partner, $3 million and $5 million of these advances were reclassified to "minority interest in partnerships" during 1994 and 1993, respectively.

      The maturities of long-term debt for each of the years ending September 30, 1995 through 1999 are as follows: $3,000,000, $3,000,000, $3,000,000,
$38,375,000 with $5,919,000 due after 1999.

NOTE 6 - INCOME TAXES

      The provision (benefit) for domestic and foreign taxes on income consists of the following:
                                                       (In thousands)

                                            1994          1993           1992

 Current domestic provision            $     400     $     460      $     131
 Deferred domestic benefit                  (150)          ---         (3,593)
 Foreign provision                           476         2,488          1,060
                                       $     726     $   2,948      $  (2,402)

      Effective October 1, 1993, the Company adopted the provision of SFAS No. 109, "Accounting for Income Taxes". As of October 1, 1993, there was no cumulative effect of the accounting change for income taxes reflected in the Company's statement of operations. For fiscal year 1994, the provision of SFAS No. 109 resulted in a $150,000 deferred benefit. As of September 30, 1994, the Company had deferred tax assets totalling $16.6 million, deferred tax liabilities totalling $8.7 million and a valuation allowance in the amount of $7.7 million. The valuation allowance is based on the likelihood that the deferred tax assets in the amount of $7.7 million will not be realized based on current outlook for the partnership rigs. The components of the deferred income tax assets (liabilities) as of September 30, 1994 are summmarized as follows:

                                                            (In thousands)
                                                            September 30,
                                                                 1994

 Deferred tax assets -
       Net operating loss carryforwards                           $ 9,090
       Investment tax credit carryforwards                          4,290
       Foreign tax credits carryforwards                            1,810
       Book revenues                                                1,370
                                                                   16,560

 Deferred tax liabilities -
       Difference in book and tax basis of equipment                  200
       Income recognized for tax in excess of book                  8,400
       Deferred charges                                               140
                                                                    8,740

 Net deferred tax assets before valuation allowance                 7,820
 Valuation allowances                                              (7,670)

             Net deferred tax asset                              $    150
 Net current deferred tax assets                                 $  1,800
 Net noncurrent deferred tax liabilities                           (1,650)

             Net deferred tax asset                              $    150

      The differences between the statutory and the effective income tax rate are as follows:

                                                     1994       1993      1992
 Statutory income tax rate                             34%        34%      (34)%
 Increase (decrease) in tax rate resulting
 from -
     Reversal of timing differences at prior
       years rate                                     ---        ---        (9)
     Foreign tax rate differentials                   (18)       ---       ---
     Book depreciation on partnerships'
       assets with no tax basis                        19        113         6
     Foreign taxes not creditable against
       domestic income taxes                          ---         96         4
     Investment tax credits                           (14)        23       ---
     Financial losses in excess of benefits
       recognizable for tax purposes                  ---        ---        23
     Financial income not subject to
       domestic income taxes                           (2)       (16)      ---
     Other, net                                        (9)         5       ---
   Effective incoem tax rate                           10%       255%      (10)%

      At September 30, 1994, the Company had approximately $1.7 million in investment tax credits and approximately $1.8 million in foreign tax credits (which commence expiration in 1996) available to reduce future tax obligations. The Company also has available approximately $25 million in net operating loss carryforwards and approximately $3 million in investment tax credits applicable to its partnership interests. These tax attributes can only be used to reduce future tax payments resulting from partnership earnings and are subject to various limitations.

      As the result of the Company's unsuccessful efforts to collect $3.4 million of previously paid foreign taxes considered refundable, these taxes were written-off in the fourth quarter of 1993. Legal action is currently being pursued; however, it will take several years to ultimately resolve this issue. This additional foreign income tax expense, after adjustment for minority interest, added $1.7 million ($.25 per share) to the Company's fiscal year 1993 net loss.

      For several years, the Company has pursued legal action to collect certain tax refund claims in India. As a result of favorable court decisions in India, and upon the Company providing a letter of guarantee, the Company received a tax refund of $639,000 (net of taxes on interest and other related expense), which is reflected in the balance sheet as other deferred credits, pending ultimate resolution of the issue by the Indian High Court.


NOTE 7 - CAPITAL STOCK

Stock Option Plans -

      The Company has a stock option plan ("Stock Plan") under which non-qualified and incentive stock options may be granted to officers and key employees through December 5, 2000. The maximum number of shares of common stock that may be granted under the Stock Plan is 330,000. The Company also has options outstanding to purchase 32,000 shares (at prices ranging from $12.25 to $14.75 per share) under an incentive stock option plan ("Incentive Plan") which expired for future grant purposes on November 17, 1991. Under the Stock Plan, the Compensation Committee of the Board of Directors determines the option exercise period, which cannot be less than six months or more than ten years from the date of grant, and the option prices, which cannot be less than the fair market value on the date of the grant. The rights to exercise options under the Stock Plan currently vest over a period of sixty-three months after the date of grant.

      At September 30, 1994, options under the Stock Plan to purchase 222,500 shares, at prices ranging from $9.75 to $13.38 per share, were outstanding, leaving 107,500 shares available for grant. The rights to exercise these options vest at 25 percent per year commencing two years after date of grant. At September 30, 1994, options to purchase 53,000 shares under the Stock Plan and 5,300 shares under the Incentive Plan were currently exercisable.

      Total option activity for the years ended September 30, 1994, 1993 and 1992 was as follows:

                                      1994            1993            1992

 Stock options outstanding,
   at beginning of year            258,800         242,300         213,300

 Stock options granted
   (the Stock Plan)                 44,000          54,000          42,000

 Stock options cancelled           (48,300)        (37,500)        (13,000)

 Stock options outstanding,
   end of year                     254,500         258,800         242,300

 Weighted average exercise
   price of options outstanding   $  12.19        $  12.44        $  14.00

NOTE 8 - RETIREMENT PLAN

      The Company has a contributory retirement plan (the "Plan") under which qualified participants may make contributions of up to 5% of their compensation, as defined (the basic contribution). The Company makes a contribution to the Plan equal to twice the basic contribution. Company contributions vest 100 percent to each participant beginning with the fourth year of participation. If a participant terminates his employment before becoming fully vested, the unvested portion is credited to the Company's account and can be used only to offset Company contribution requirements. In 1994 and 1992, the Company made cash contributions of $702,000 and $732,000, respectively, and did not utilize any forfeitures to reduce its contribution requirements. In 1993, the Company used $195,000 of forfeiture to reduce its contribution requirements which resulted in actual cash contributions of $477,000. As of September 30, 1994, there remained approximately $162,000 of contribution forfeitures which can be utilized to offset future Company contributions.

NOTE 9 - COMMITMENTS

      The terms of some drilling contracts require that the Company provide standby letters of guarantee. To support these requirements and the Indian tax guarantee, the Company has an unsecured short-term line of credit, totalling $3.0 million, with a bank. At September 30, 1994, the Company had approximately $1 million in outstanding commitments related to the unsecured short-term line of credit.


NOTE 10 - FAIR VALUE OF FINANCIAL INSTRUMENTS

      The Financial Accounting Standards Board has issued Statement No. 107, "Disclosures about Fair Value of Financial Instruments", which will require the Company to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized in its consolidated balance sheets. Because the amount of its total assets at September 30, 1994 is below the applicable threshold, the Company is not required to adopt the new standard until fiscal year 1996.


NOTE 11 - SALE OF EQUITY INTEREST IN INDIAN JOINT VENTURE

      In October 1993, the Company sold its forty percent interest in Great Atwood Limited ("GAL") for $1.3 million which resulted in the Company recognizing an after tax gain of $201,000. In December 1993, the Company terminated its involvement in the operations of GAL's two offshore drilling rigs through cancellation of technical collaboration and expatriate labor agreements. The Indian joint venture's results of operations attributable to the Company for each of the three years in the period ended September 30, 1994 are as follows:

                                                            (In thousands)
                                                     1994       1993        1992
 Gain on sale of equity interest                    $ 201      $ ---       $ ---
 Dividends                                            ---         24         ---
 Amortization of deferred gain                        ---        371         277
 Interest income                                      ---        115         208
                                                    $ 201      $ 510       $ 485

NOTE 12 - WRITE-DOWN OF CERTAIN ASSETS

      In September 1992, due to adverse market conditions and at that time, an uncertain outlook for improvement in the drilling market, the Company wrote down certain of its drilling vessels and other assets by $17 million. The $17 million write-down in 1992 added $13.6 million, after tax ($2.06 per share) to the Company's fiscal year 1992 net loss.


NOTE 13 - OPERATIONS BY GEOGRAPHIC AREAS

      The Company is engaged in offshore contract drilling. The contract drilling operations consist of contracting Company owned or managed offshore drilling equipment primarily to major oil and gas exploration companies. Operating income (loss) is total revenues less operating expenses. In computing operating income (loss) for each geographic area, none of the following items were considered: investment income, general corporate expenses, interest expense, minority interest in loss of partnerships and domestic and foreign income taxes. Identifiable assets are those assets that are used by the Company in operations in each geographic area. Corporate assets are principally cash and cash equivalents and investments in marketable securities. In 1994 and 1993, revenues from 2 customers accounted for 49 percent and 51 percent respectively, of drilling revenues; while in 1992 revenues from four customers accounted for 90 percent of drilling revenues. All of the Company's customers are in the oil and gas offshore exploration and production industry. This could affect the Company's overall exposure to market risk in as much as these customers could be affected by similar economic or other conditions. The Company's portfolio of accounts receivable is comprised of major international corporate entities and government organizations with stable payment experience, and, as a result, its credit risks are minimal. Historically, the Company's uncollectible accounts receivable have been immaterial, and typically, the Company does not require collateral for its receivables.

      A summary of revenues, operating income (loss) and identifiable assets by geographic areas is as follows:

                                                     (In thousands)

                                              1994        1993
                                                                       1992

 REVENUES:
   United States                      $   5,483       $  3,842      $       9
   Australia                             31,192         23,497         23,236
   Southeast Asia                        28,935         22,004         18,412
   India/Middle East                        566          2,432          3,115
   Other income                           2,618          2,470          3,092
                                      $  68,794     $   54,245      $  47,864
 OPERATING INCOME (LOSS)
   United States                      $   1,160     $      602      $  (5,029)
   Australia                              6,013          1,671          2,972
   Southeast Asia                           902         (1,968)        (4,885)
   India/Middle East                        155            731          1,186
   Africa                                   ---            ---           (905)
   General corporate expense             (4,324)        (4,103)        (4,109)
   Write-down of drilling vessels and       ---            ---        (17,000)
 other assets                              (274)          (597)          (431)
   Other income/expense, net          $   3,632     $   (3,664)     $ (28,201)

 IDENTIFIABLE ASSETS:
   United States                      $  19,132     $   10,890      $   2,200
   Australia                             39,182         43,386         54,365
   Southeast Asia                        63,024         62,470         73,639
   India/Middle East                          7          1,345          2,001
   Africa                                     2             16             14
   General corporate                     32,113         31,746         33,723
                                      $ 153,460     $  149,853       $165,942

NOTE 14 - QUARTERLY FINANCIAL DATA (UNAUDITED)

      Summarized quarterly results for fiscal year 1994, 1993 and 1992 are as follows:

                                                QUARTERS ENDED
                          DECEMBER 31,     MARCH 31,      JUNE 30,  SEPTEMBER 30,

                                 (In thousands, except per share amounts)
 1994
 Revenues                     $ 16,674      $ 17,117  $ 17,441        $17,562
 Income before income taxes      1,883         1,553     1,661          1,838
 Net Income                      1,600         1,305     1,626          1,678
 Earnings per common share         .24           .20       .25            .25

1993
 Revenues                     $ 11,374      $ 12,796   $14,067        $16,008
 Income (loss) before
   income taxes                   (312)      (531)          855         1,145
 Net income (loss)                (502)    (1,147)          377          (519) (a)
 Earnings (loss) per common share  (.08)      (.17)         .06          (.08)


 1992
 Revenues                      $ 11,820   $ 11,368     $ 12,204      $ 12,472
 Loss before income taxes        (1,491)    (1,779)      (1,034)      (19,035) (b)
 Net loss                        (1,545)    (1,820)      (1,329)      (16,243)
 Loss per common share             (.23)      (.28)        (.20)        (2.47)


 (a) The Company expensed certain foreign income tax refund claims related to operations in prior years which had a $1.7 million negative effect on 1993 fourth quarter results.

 (b) The Company wrote down the recoverable value of drilling vessels and other assets by $17 million in the fourth quarter of fiscal year 1992.

DIRECTORS
ROBERT W. BURGESS (3)
  Senior Vice President
  CIGNA Investment Division
  CIGNA Companies
  Bloomfield, Connecticut

GEORGE S. DOTSON (1, 2, 3)
  Vice President
  Helmerich & Payne, Inc.
  President
  Helmerich & Payne, International
    Drilling Co.
  Tulsa, Oklahoma

W. H. HELMERICH, III
  Chairman
  Helmerich & Payne, Inc.
  Tulsa, Oklahoma

HANS HELMERICH (1, 3)
  President, Chief Executive Officer
  Helmerich & Payne, Inc.
  Tulsa, Oklahoma

JOHN R. IRWIN (1)
  President, Chief Executive Officer
  Atwood Oceanics, Inc.
  Houston, Texas

WILLIAM J. MORRISSEY (2)
  Bank Executive, Retired
  Elkhorn, Wisconsin



(1)  Executive Committee
(2)  Audit Committee
(3)  Compensation Committee


ANNUAL MEETING

The annual meeting of stockholders will be held on February 9, 1995 at the Company's principal office: 15835 Park Ten Place Drive, Houston, Texas. A formal notice of the meeting together with a proxy statement and form of proxy will be mailed to stockholders about January 16, 1995.

OFFICERS
JOHN R. IRWIN
  President, Chief Executive Officer

JAMES M. HOLLAND
  Senior Vice President and Secretary

GLEN P. KELLEY
  Vice President - Contracts and Administration

LARRY P. TILL
  Vice President - Operations


TRANSFER AGENT AND REGISTRAR

      Liberty Bank & Trust of Oklahoma City, N.A.
      P. O. Box 25848
      100 N. Broadway, 7th Floor (73102)
      Oklahoma City, OK 73125

FORM 10-K

      A copy of Form 10-K as filed with the Securities and Exchange Commission, is available free on request by writing to:

      Secretary, Atwood Oceanics, Inc.
      P. O. Box 218350
      Houston, Texas 77218

STOCK PRICE INFORMATION -

      Atwood Oceanics, Inc. stock is traded Over-the-Counter with the NASDAQ/NMS Symbol "ATWD". No cash dividends on common stock were paid in fiscal year 1993 or 1994, and none are anticipated in the foreseeable future. As of September 30, 1994, there were over 400 beneficial owners of the common stock of Atwood Oceanics, Inc. As of November 29, 1994, the closing sale price of the common stock of Atwood Oceanics, Inc., as reported by NASDAQ, was $12.75 per share. The following table sets forth the range of high and low closing sale prices per share of common stock as reported by NASDAQ for the periods indicated.
                                         1993                         1994

 QUARTERS ENDED                     LOW         HIGH          LOW         HIGH

 December 31                      8 1/2       11 1/4         10 3/4     12
 March 31                         8 3/4       11 1/2         11         13 5/8
 June 30                         10 1/2       11 1/2         12 1/2     14
 September 30                    10 1/4       11 1/          12 1/2     14 7/8

                                   APPENDIX                            Page 27

The following graphic and immage informmation in the form of "Bar Charts" are located in the Annual Report immediately following "Highlights".

BAR CHART - REVENUES ($ MILLIONS)
1990    1991    1992    1993    1994
$60.1   $58.3   $47.9   $54.2   $68.8

BAR CHART - EARNINGS, BEFORE DEPRECIATION, INTEREST AND TAXES ($ MILLIONS) 1990 1991 1992 1993 1994
$3.0  $4.3  $4.3  $9.3  $15.3

BAR CHART - OPERATING CASH FLOW ($ MILLIONS)
1990    1991    1992    1993    1994
$(4.2)  $1.2    $2.9    $8.1    $16.8

BAR CHART - NET INCOME (LOSS) ($ MILLIONS)
1990     1991    1992    1993    1994
$(2.1)  $(7.0) $(20.9)  $(1.8)   $6.2

BAR CHART - CAPITAL EXPENDITURES ($ MILLIONS)
1990  1991  1992  1993  1994
$19.7 $5.2  $15.5 $5.3  $6.4

BAR CHART - CASH AND AVAILABLE FOR SALE SECURITIES ($ MILLIONS)
1990  1991  1992  1993  1994
$46.7 $45.5 $33.9 $35.0 41.0