Form 10-K, Exhibit 13
period 1995-09-30
ATWOOD OCEANICS INC
filed 1995-12-28
CIK 8411

                                                     EXHIBIT 13.1
                             THE COMPANY



   Atwood Oceanics, Inc. is engaged in the business of international offshore drilling of exploratory and developmental oil and gas wells and related support, management and consulting services. Presently, the Company owns and operates a modern fleet of seven mobile offshore rigs and one modular platform rig, as well as manages the operations of two operator-owned platform rigs in Northwest Australia. The Company also owns a fifty percent interest in an Australian company which has a term contract for the design, construction and operation of a new generation platform rig. The Company supports its operations from headquarters in Houston and affiliated offices in Australia, Malaysia, and Indonesia.






                               FINANCIAL HIGHLIGHTS




    (In thousands)



                                                              1995      1994
    FOR THE YEAR
    REVENUES FROM CONTRACT DRILLING AND
     MANAGEMENT                                           $ 72,231  $ 65,975
    NET INCOME                                               7,060     6,209
    CAPITAL EXPENDITURES (including investment in
    joint venture)                                          25,692     6,722
    RIG UTILIZATION                                            99%       99%

    AT YEAR END
    CASH AND SECURITIES HELD FOR INVESTMENT                 37,922    41,047
    PROPERTY AND EQUIPMENT                                  91,427    82,845
    TOTAL ASSETS                                           152,853   153,460
    TOTAL SHAREHOLDERS' EQUITY                              94,892    85,959

   TO OUR SHAREHOLDERS AND EMPLOYEES:

   Operating results for 1995 represent the second consecutive year of profitability, with net income of $7.1 million being the Company's best financial performance since 1983. The key factor in the Company achieving profitable results has been its ability to maintain high equipment utilization. Excluding the SOUTHERN CROSS (which has not been placed in service), the Company has achieved 99 percent equipment utilization in both 1994 and 1995. Contract revenues increased nine percent from $66.0 million in 1994 to $72.2 million in 1995, while earnings before depreciation, interest and taxes increased by 36 percent from 1994. These improvements in operating results over the last two years were achieved without significant improvement in dayrate levels.

   Although the Company to-date has achieved its results without significant underlying improvements in its market areas, there are positive factors influencing the worldwide drilling market which could enhance dayrates, revenues and profitability in 1996 and beyond. Worldwide demand for semisubmersibles has increased as major oil companies turn to deeper water in their search for new discoveries. Virtually all third and fourth-generation semisubmersible rigs are currently under contract. Utilization rates in the Asia/Pacific market should begin to rise as drilling activity increases, and as rigs are relocated to areas such as the North Sea, the Gulf of Mexico and West Africa, which require greater water-depth capabilities and currently offer higher dayrates. The Company is currently exploring opportunities that could result in contracting one or more of its four semisubmersibles at higher margins during 1996.

   Engineering studies have recently been undertaken which established the feasibility of upgrading the water depth and variable deck load capabilities of the Company's four semisubmersibles. The ATWOOD FALCON, ATWOOD EAGLE and ATWOOD HUNTER have been offered for 3,000 ft. water-depth work and the ATWOOD SOUTHERN CROSS is being offered for work in 2,000 ft. water depths. Additionally, preliminary engineering will be undertaken during 1996 with regard to upgrading the jack-up VICKSBURG to extended reach cantilever mode, increased water-depth capability and enhanced performance and drilling characteristics.

   Currently, the Company's three active semisubmersibles have contract commitments which should keep those units employed at improving dayrate
   levels until the third or fourth quarter of fiscal year 1996.   The
   RICHMOND has a contract extension until March 1996 with an increase in dayrate. Current contract commitments for the SEAHAWK and VICKSBURG should keep those units fully employed through fiscal year 1996. RIG 19, which is expected to remain occupied on its current platform until the fourth quarter of fiscal year 1996, is also under consideration for ongoing work in its current operating area. The Goodwyn 'A' and North Rankin 'A' management contracts have progressed satisfactorily; it is anticipated that Phase I of the Goodwyn 'A' drilling program will be completed sometime during fiscal year 1996.

   Fabrication and onshore commissioning of RIG 200 has been successfully completed on time and within budgeted cost levels. Due to delays in platform construction outside the Company's control, RIG 200 drilling operations are currently not scheduled to commence until early calendar 1997. We are optimistic that agreement will be reached for a dayrate to commence January 1996 for the delay period which will contribute to the Company's 1996 financial results.

   In keeping with the Company's commitment to the safety and quality of its operations, there has been significant planning and effort during 1995 focusing on the enhancement of the Company's fleetwide quality-based management systems and preparation of safety cases for its mobile offshore drilling units operating in Australian waters. This work is currently proceeding on schedule and implementation should proceed during 1996.

   We believe that significant progress has been made during 1995 in enhancing the Company's value. We remain committed to continuing this momentum of improvement through 1996 and beyond. Accordingly, we extend our appreciation to our shareholders and employees whose support is so important to those efforts.

   /s/ John R. Irwin
      John R. Irwin

                                       Atwood Oceanics, Inc. and Subsidiaries
                                               FIVE YEAR FINANCIAL REVIEW

                                               At or For the
                                          Years Ended September 30,
(In thousands, except per share amounts, fleet data and ratios)
                                  1995      1994       1993      1992      1991

STATEMENTS OF OPERATIONS DATA:

Operating revenues              $72,231   $65,975   $51,775   $44,772   $54,476
  Drilling costs and general
   and administrative expenses  (55,311)  (48,652)  (41,797)  (40,144)  (51,141)
OPERATING MARGIN, before adjustment
   for minority interest         16,920    17,323     9,978     4,628     3,335
Depreciation                    (11,134)  (13,618)  (13,045) (15,398)   (15,123)
Interest expense                 (2,936)   (2,892)   (3,067)   (3,523)   (4,795)
Minority interest in loss of
    Partnerships                    908     3,303     4,821     4,862     6,034
OPERATING INCOME (LOSS)           3,758     4,116    (1,313)   (9,431)  (10,549)
Other income                      5,174     2,819     2,470     3,092     3,857
Write-down of drilling vessels
    and other assets                ---       ---       ---   (17,000)      ---
Tax benefit (provision)          (1,872)     (726)   (2,948)    2,402      (350)

NET INCOME (LOSS)              $  7,060   $ 6,209   $(1,791) $(20,937)  $(7,042)




PER SHARE DATA:

Net earnings (loss)              $ 1.07     $ .94    $ (.27)  $(3.18)   $(1.07)
Weighted average shares
       outstanding                6,591     6,582     6,582     6,582    6,594




FLEET DATA:
Number of rigs owned or
      managed, at end of period     10          9       10          9        9
Utilization rate                    99%       99%       88%        75%      81%




BALANCE SHEETS DATA:

Cash and securities held for
   investment                  $37,922   $41,047   $35,044   $33,877   $45,535
Working capital                 13,761    25,171    14,703    12,236    29,389
Net property and equipment      91,427    82,845    90,150    98,033   113,635
Total assets                   152,853   153,460   149,853    65,942   188,283
Total long-term debt            39,319    53,294    58,409    63,016    64,032
Shareholders' equity            94,892    85,959    79,750    81,541   102,478
Ratio of current assets to
  current liabilities             1.67      2.89      2.24      1.68      4.02

(The Company has not paid any cash dividends on its common stock.)

                                     Page 100
                         OFFSHORE DRILLING OPERATIONS
                                                                       MAXIMUM
                                         PERCENTAGE OF                  WATER
NAME OF RIG         TYPE OF RIG          1995 REVENUES  YEAR BUILT      DEPTH

                    DRILLING RIGS WHOLLY OR PARTIALLY OWNED
ATWOOD FALCON     THIRD-GENERATION             15%        1983         2,500 FT.
                   SEMISUBMERSIBLE




ATWOOD HUNTER    THIRD-GENERATION             14%         1981         1,500 FT.
                  SEMISUBMERSIBLE


ATWOOD EAGLE     THIRD-GENERATION             21%         1982         2,500 FT.
                  SEMISUBMERSIBLE


SEAHAWK          SECOND-GENERATION            15%         1974/1992        N/A
                  SEMISUBMERSIBLE
                   TENDER ASSIST

VICKSBURG             JACK-UP                 7%          1976         300 FT

RIG-19           MODULAR PLATFORM             10%         1988          N/A

RICHMOND           SUBMERSIBLE                7%          1982        75 FT.

ATWOOD           SECOND-GENERATION            0%          1976        1,500 FT
SOUTHERN CROSS    SEMISUBMERSIBLE

RIG-200              MODULAR                  0%          UNDER          N/A
                     PLATFORM                             CONSTR-
                                                          UCTION

                                                         CONTRACT STATUS
NAME OF RIG        LOCATION            CUSTOMER        AT NOVEMBER 21, 1995

ATWOOD FALCON      MALAYSIA/           CARIGALI-       Drilling the third of
                   THAILAND             TRITON         four firm wells (with
                     JOINT             OPERATING       three option well.)
                 DEVELOPMENT           COMPANY
                    AREA               SDB BHD

ATWOOD HUNTER     MALAYSIA             ESSO            Drilling the 38th of 44
                                       PRODUCTION      firm wells (with eight
                                       MALAYSIA, INC.  option wells).

ATWOOD EAGLE      WESTERN              WEST            Drilling the first of
                 AUSTRALIA             AUSTRALIA       two firm wells (with
                                       PETROLEUM       one option well).
                                       PTY. LTD.

SEAHAWK          MALAYSIA              ESSO            Term contract (estimated
                                       PRODUCTION      completion 1997).
                                       MALAYSIA, INC.

VICKSBURG        AUSTRALIA             WESTERN MINING  Under contract until
                                       CORPORATION     February 1997, subject
                                       LIMITED         to early termination
                                                       under certain limited
                                                       circumstances (with a
                                                       one year option).

RIG-19           AUSTRALIA             ESSO            Term contract (estimated
                                       AUSTRALIA       completion august 1996).
                                       LIMITED

RICHMOND         UNITED STATES         SHELL           Drilling the second of
                                       OFFSHORE,       three firm wells (have
                                       INC.            received letter of intent
                                                       to extend the contract
                                                       term by three months from
                                                       completion of the third
                                                       well).

ATWOOD             AUSTRALIA           (NOT PLACED     Idle while the Company
SOUTHERN CROSS                         IN SERVICE      pursues future contract
                                                       opportunities.

RIG-200          UNITED STATES         ESSO            Term contract.
                                       AUSTRALIA
                                       LIMITED


                                                            PAGE 101

                                                                         MAXIMUM
                                       PERCENTAGE OF                     WATER
NAME OF RIG       TYPE OF RIG          1995 REVENUES     YEAR BUILT      DEPTH

                          MANAGEMENT/LABOR CONTRACTS

GOODWYN 'A'      MODULAR PLATFORM           10%             N/A           N/A

NORTH RANKIN 'A' MODULAR PLATFORM            1%             N/A           N/A



                                                       CONTRACT STATUS AT
NAME OF RIG       LOCATION          CUSTOMER            NOVEMBER 21, 1995

GOODWYN 'A'       AUSTRALIA         WOODSIDE           Term contract (estimated
                                    OFFSHORE           completion mid-1996.
                                    PETROLEUM
                                    PTY. LTD.
                                    ("WOODSIDE")

NORTH RANKIN 'A'  AUSTRALIA         WOODSIDE           Term contract (estimated
                                                       completion mid-1996.




                       MANAGEMENT'S DISCUSSION AND ANALYSIS
                 OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS



    RESULTS OF OPERATIONS

    Fiscal Year 1995 Versus Fiscal Year 1994

   Fiscal year 1995 was the second consecutive year in which the Company had 99 percent utilization of its equipment. Contract revenues in 1995 increased 9 percent to $72.2 million from $66.0 million. This increase is primarily attributable to increases in revenues from the EAGLE and GOODWYN 'A' of $3.1 million and $5.1 million, respectively, offset somewhat by a $1.7 million decrease in revenues from NORTH RANKIN 'A'. An analysis of fleet utilization of wholly owned rigs and contract revenues by rig for fiscal year 1995 and 1994 are as follows:

FLEET UTILIZATION
OF WHOLLY OWNED RIGS              1995                       1994
                        Idle Rig     Utilization      Idle Rig  Utilization
                           Days      Percentage          Days   Percentage

Falcon                   ---            100%           ---      100%
Hunter                   ---            100%           ---      100%
Eagle                     15             96%            11       97%
Seahawk                  ---            100%           ---      100%
Vicksburg                ---            100%           ---      100%
Rig-19                   ---            100%           ---      100%
Richmond                  14             96%           ---      100%

Average for year                         99%                     99%

CONTRACT REVENUES BY RIG                          In millions

                                                                Variance
                                                                Increase
                                         1995        1994      (Decrease)
Falcon                                 $ 10.9       $11.1         $  (.2)
Hunter                                   10.2        10.2             ---
Eagle                                    15.1        12.0             3.1
Seahawk                                  10.8        10.9            (.1)
Vicksburg                                 4.9         4.4              .5
Rig-19                                    7.1         6.9              .2
Richmond                                  5.0         5.5            (.5)
Goodwyn 'A'                               7.3         2.2             5.1
North Rankin 'A'                           .9         2.6           (1.7)
Other                                     ---          .2            (.2)
                                       $ 72.2       $66.0          $  6.2

   The FALCON started fiscal year 1995 working in Korea; however, in the second quarter of the year, the rig was relocated to China, and during the last quarter, it was relocated to the Malaysia/Thailand Joint Development Area. The reduced revenues during the relocation periods account for the small decrease in revenues with respect to the FALCON. The HUNTER has worked continuously in Malaysia for the same customer since April 1993. During the first quarter of fiscal year 1994, the EAGLE was relocated from Malaysia to the Australia/Indonesia "Zone of Cooperation", where the rig worked continuously until it was moved in the middle of September 1995 to sheltered water to undergo certain planned surveys and repairs. Even with four more days of idle time in 1995, revenues for the EAGLE were higher due to the rig working at a higher dayrate level in 1995 compared to 1994. Relatively long-term, stable contracts for the SEAHAWK, VICKSBURG and RIG-19 continue to provide consistency to these operations. The $500,000 increase in VICKSBURG revenues is due to an increase in the dayrate in February 1995. In August 1995, the RICHMOND was moved to sheltered water to undergo certain planned surveys and repairs. This required downtime accounts for the RICHMOND's decrease in revenues. During 1994, the Company received a standby fee related to GOODWYN 'A' while awaiting commencement of drilling operations, which commenced during the first quarter of 1995. The Company receives substantially higher revenues from GOODWYN 'A' during drilling operations, resulting in an increase of revenues in 1995 over 1994. The reduction in revenues from NORTH RANKIN 'A" is due to the Company providing less labor services to this operation in 1995.

   Contract drilling and management costs increased from $44.3 million in 1994 to $50.8 million in 1995 (an increase of 15 percent). This increase is primarily attributable to increased costs on the EAGLE and GOODWYN 'A'. An analysis of contract drilling and management costs by rig is as follows:

                                              In millions
                                                            Variance
                                                            Increase
                                      1995         1994     (Decrease)
    Falcon                          $  6.4         $7.0       $ (.6)
    Hunter                             7.2          7.0           .2
    Eagle                             12.7          9.9          2.8
    Seahawk                            5.9          6.1         (.2)
    Vicksburg                          3.0          2.2           .8
    Rig-19                             5.1          4.6           .5
    Richmond                           4.1          3.6           .5
    Goodwyn 'A'                        5.2          1.5          3.7
    North Rankin 'A'                    .6          1.8        (1.2)
    Other                               .6           .6          ---


                                    $ 50.8        $44.3       $  6.5

   The reduction in FALCON costs is due to the rig working a portion of 1994 in Australia where costs are significantly higher than in most countries of Southeast Asia. The HUNTER's costs have been relatively unchanged due to its stable contract status. Cost increases for the EAGLE are attributed to the EAGLE working the entire year in the Australia/Indonesia "Zone of Cooperation" where costs are higher than in Malaysia and to costs incurred in performing certain required surveys and repairs during the last two weeks of September 1995. In 1994, the VICKSBURG and RIG-19 received some personnel tax refunds which accounts for the increase in costs as no such refunds were received in 1995. Like the EAGLE, the RICHMOND had to undergo certain surveys and repairs in August 1995 which accounts for its operating cost increases. The increase in GOODWYN 'A' operating costs directly relates to the commencement of drilling operations. Even though the Company does not own this facility, the Company does provide personnel and other operating support services. The decline in NORTH RANKIN "A' costs is due to a reduction in personnel services provided to this operation.

   When the Company acquired the remaining 50 percent interest in the FALCON, HUNTER and EAGLE, it did so on the basis that these facilities are "state-of-the-art" drilling rigs and will remain long-term productive assets. Effective January 1, 1995, management increased its estimated depreciable lives on these rigs by an additional five years. An analysis of depreciation expense by rig is as follows:

                                                    In millions

                                              1995                      1994
    Falcon, Hunter and Eagle                $  7.1                     $ 9.9
    Seahawk                                    2.3                       2.2
    Rig-19                                     1.2                       1.2
    Richmond                                    .3                       ---
    Other                                       .2                        .3

                                            $ 11.1                     $13.6

   In 1995, the Company sold 33,000 shares of Mobil Corporation common stock at a realized gain of $2.4 million. The Company continues to own 32,000 shares of Mobil common stock. Foreign tax expense increased from $500,000 in 1994 to $1.6 million in 1995, which accounts for the increase in the provision for income taxes.


   Fiscal Year 1994 Versus Fiscal Year 1993

   Contract revenues in 1994 increased 27 percent from contract revenues in 1993. This increase is primarily attributable to higher utilization of the FALCON, HUNTER and RICHMOND, coupled with a full year of operations of the SEAHAWK and the relocation of the EAGLE from Malaysia to Australia, where the dayrate level is higher. Analysis of fleet utilization and contract revenues by rig for fiscal years 1994 and 1993 are as follows:


FLEET UTILIZATION
                                  1994                       1993

                        Idle Rig     Utilization      Idle Rig  Utilization
                            Days      Percentage          Days  Percentage
Falcon                       ---            100%           105       71%
Hunter                       ---            100%           110       70%
Eagle                         11             97%           ---      100%
Seahawk                      ---            100%           ---      100%
Vicksburg                    ---            100%           ---      100%
Rig-19                       ---            100%           ---      100%
Richmond                     ---            100%           149       59%
Average for year                             99%                     88%

    CONTRACT REVENUES BY RIG
                                                In millions
                                                             Variance
                                                             Increase
                                          1994        1993  (Decrease)
    Falcon                               $11.1       $10.5     $  .6
    Hunter                                10.2         6.9       3.3
    Eagle                                 12.0         9.2       2.8
    Seahawk                               10.9         6.3       4.6
    Vicksburg                              4.4         4.4       ---
    Rig-19                                 6.9         6.4        .5
    Richmond                               5.5         3.8       1.7
    Goodwyn 'A'                            2.2         1.7        .5
    North Rankin 'A'                       2.6         ---       2.6
    Other                                   .2         2.6      (2.4)


    Total                                $66.0      $ 51.8     $14.2

   The FALCON started fiscal year 1994 working in Australia; however, in the second quarter of the year, the rig was relocated to Malaysia, and during the last quarter, it was relocated to Korea. Even though the FALCON was 100 percent utilized in 1994, its revenues did not reflect any significant increase over 1993 because the rig was relocated to work in Malaysia and Korea where dayrate levels are lower than in Australia due to lower operating costs. The HUNTER worked the entire year in Malaysia. During the first quarter of fiscal year 1994, the EAGLE was relocated from Malaysia to the Australia/Indonesia "Zone of Cooperation". The impact of higher dayrate levels for the EAGLE more than offset the slight reduction in rig utilization in 1994 compared to 1993. The SEAHAWK has worked continuously since its commencement of operations in February 1993. Relatively long-term stable contracts for the VICKSBURG and RIG-19 have provided consistency to these operations. The RICHMOND has worked continuously since March 1993. In 1994, the Company commenced providing labor services to the North Rankin 'A' platform rig. In October 1993, the Company sold its forty percent interest in an Indian joint venture company, realizing a gain of $201,000. The termination of the Company's involvement in India primarily accounts for the $2.4 million decline in other contract revenues.

   Increases in rig utilization, coupled with a full year of operations of the SEAHAWK and the relocation of the EAGLE to the "Zone of Cooperation" accounts for the 18 percent increase in contract drilling and management costs in 1994 compared to 1993. An analysis of contract drilling and management costs by rig is as follows:

                                                       In millions
                                                                   Variance
                                                                   Increase
                                               1994        1993   (Decrease)
    Falcon                                    $ 7.0       $ 7.9       $ (.9)
    Hunter                                      7.0         6.3          .7
    Eagle                                       9.7         6.1         3.6
    Seahawk                                     6.1         4.1         2.0
    Vicksburg                                   2.2         2.8         (.6)
    Rig-19                                      4.6         4.3          .3
    Richmond                                    3.6         2.7          .9
    Other                                       4.1         3.5          .6


    Total                                     $44.3       $37.7       $ 6.6


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

   An analysis of depreciation expense by rig is as follows:

                                                    In millions

                                              1994                      1993
Falcon, Hunter and Eagle                    $  9.9                     $10.1
Seahawk                                        2.2                       1.4
Rig-19                                         1.2                       1.2
Other                                           .3                        .3

                                            $ 13.6                     $13.0

   The Company's effective income tax rate for 1994 and 1993 was 10 percent and 255 percent, respectively. The high tax rate in 1993 was primarily due to the write-off of certain tax refund claims to foreign tax expense.

   LIQUIDITY AND CAPITAL RESOURCES

   In 1995, the Company acquired the remaining 50 percent interest in the FALCON, HUNTER and EAGLE (third generation semisubmersibles) for a combined aggregate price of approximately $36 million. Currently, virtually all fourth and third generation semisubmersible rigs are under contract, especially those rigs that can drill in water depths in excess of 2,500 feet. The FALCON, HUNTER and EAGLE are capable of drilling in water depths of 2,500, 1,500 and 2,500 feet, and can be upgraded to drill in water depths up to 4,000 feet. In 1996, the Company will pursue profitable rig upgrade opportunities which, if successful, could require an upgrade investment of between $10 and $15 million per rig to drill in 3,000 feet of water and a significantly higher investment to reach 4,000 feet water depth drilling capacity.

   The SOUTHERN CROSS (a second-generation semisubmersible), which was purchased by the Company in 1993, remains idle in Australia as the Company continues to pursue a future contract opportunity. Before this unit can be placed in service, an additional capital investment, estimated to range from $6 to $30 million depending upon the extent of modification, will be required. This rig can be upgraded to drill in water depths up to 2,000 feet.

   The Company and Helmerich & Payne, Inc. (H&P), current owner of 24 percent of the Company's common stock, is in the process of completing the joint construction in the United States of a new generation platform rig (named "Rig-200"). Rig-200 was originally scheduled to commence operating offshore Australia in early 1996; however, due to certain delays unrelated to the Company's and H&P's activities, the rig will remain stacked in the United States for up to one year before being transported to Australia. Under terms of the rig contract, a holding rate is payable during any delay period. At September 30, 1995, the Company had invested approximately $8.2 million in this project with a remaining commitment of approximately $4 million.

   At September 30, 1995, the Company continued to have $22.4 million invested in United States treasury bonds with maturities in the years 2000 and 2001 and $1.5 million invested in equity securities. At November 21, 1995, these investments had an aggregate market value of approximately $28 million. In 1995, the Company adopted Statement of Financial Accounting Standards No. 115, ("SFAS") Accounting for Certain Investments in Debt and Equity Securities; which had an immaterial effect on the consolidated balance sheet and had no effect on reporting earnings. The Company's portfolio of accounts receivable is comprised of major international corporate entities with stable payment experiences. Thus, the Company continues to experience no difficulties in receivable collections and anticipates no problems in collecting the $13.4 million of accounts receivable at September 30, 1995.

   At September 30, 1995, long-term notes payable consist of $36.3 million payable to a bank group which is secured by preferred mortgages on the HUNTER and EAGLE and an unsecured $3 million term note. In conjunction with the acquisition of the remaining 50 percent interest in the FALCON, HUNTER and EAGLE, approximately $6 million of long-term notes payable to the limited partner were cancelled; and, approximately $8 million of the bank group debt owned by the Company was contributed as equity in the rigs, with a corresponding reduction in outstanding bank group debt. The bank debt is being repaid in quarterly installments of $750,000, with a balloon payment of $29.7 million payable in March 1998. The Company has a $10 million short-term line of credit (used to satisfy short-term working capital requirements) with a bank, the outstanding balance of which was $1.5 million as of September 30, 1995.

   As of September 30, 1995, the Company, under the provision of SFAS No. 109, had net current deferred tax assets of $1.2 million (after applying a valuation reserve of $6.7 million) and net noncurrent deferred tax liabilities of $1.3 million, including $.7 million relating to unrealized holding gains. Working capital at September 30, 1995 was $13.8 million which is $11.4 million lower than at September 30, 1994. This reduction in working capital in 1995 is attributable to capital additions.

   Currently, the Company continues to have all of its drilling equipment (except the SOUTHERN CROSS which has not been placed in service) under contract. The key factor in the Company's profitable operating results in 1995 and 1994 was its ability to maintain a high level of equipment
   utilization.    Based upon current contract commitments and market outlook, the Company anticipates that it will be able to maintain a high level of equipment utilization in 1996. Future enhancement of operating results in the immediate term will depend upon continuing improvements in dayrate levels, obtaining a contract for the SOUTHERN CROSS and possible upgrades of existing equipment.

                               Atwood Oceanics, Inc. and Subsidiaries
                                    CONSOLIDATED BALANCE SHEETS


                                                           September 30,
    (In thousands)                                   1995               1994


    ASSETS
    CURRENT ASSETS:

      Cash and cash equivalents                  $ 11,984           $ 16,119
      Accounts receivable                          13,425             13,915
      Current maturities of long-term
        note receivable                               ---                400
      Inventories of materials and
    supplies,                                       4,904              4,194
        at lower of average cost or market          1,200              1,800
      Deferred tax assets                           2,753              2,044
      Prepaid expenses                             34,266             38,472
          Total Current Assets

    SECURITIES HELD FOR INVESTMENT:

       Held-to-maturity, at amortized cost         22,422             22,451
       Available-for-sale, at fair value            3,516              2,477
    in 1995                                        25,938             24,928
    LONG-TERM NOTE RECEIVABLE,
      net of current maturities                       ---              5,985

    PROPERTY AND EQUIPMENT, at cost:
      Drilling vessels, equipment and
        drill pipe                                174,989            187,525
      Investment in joint venture                   8,182                310
      Other                                         4,569              4,169
                                                  187,740            192,004

      Less - accumulated depreciation              96,313            109,159

        Net Property and Equipment                 91,427             82,845
    DEFERRED COSTS AND OTHER ASSETS                 1,222              1,230

                                                 $152,853           $153,460

The accompanying notes are an integral part of these consolidated financial statements.

                               Atwood Oceanics, Inc. and Subsidiaries
                                    CONSOLIDATED BALANCE SHEETS

                                                   September 30,
(In thousands, except share data)              1995             1994



LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Current maturities of long-term notes        $  3,750          $ 3,000
  payable                                       1,500              ---
Short-term note payable                         6,260            3,728
Accounts payable                                8,995            6,573
Accrued liabilities                            20,505           13,301
Total Current Liabilities

LONG-TERM NOTES PAYABLE,
  net of current maturities                    35,569           50,294
DEFERRED CREDITS:
Income taxes                                    1,334            1,650
Other                                             553              639

                                                1,887            2,289
MINORITY INTEREST IN PARTNERSHIPS                 ---            1,617

SHAREHOLDERS' EQUITY:

Preferred stock, no par value;
  1,000,000 shares authorized,
  none outstanding                                ---              ---
Common stock, $1 par value; 10,000,000
  shares authorized with 6,629,000 and
  6,582,000 issued and outstanding in
  1995 and 1994, respectively                   6,629            6,582
Paid-in capital                                54,771           54,273
Net unrealized holding gain on available-
  for-sale securities                           1,328              ---
Retained earnings                              32,164           25,104

Total Shareholders' Equity                     94,892           85,959
                                             $152,853         $153,460

   The accompanying notes are an integral part of these consolidated financial statements.

                               Atwood Oceanics, Inc. and Subsidiaries
                               CONSOLIDATED STATEMENTS OF OPERATIONS


                                                  For Years Ended September 30,

(In thousands, except per share amounts)            1995       1994      1993

REVENUES:
  Contract drilling                               $71,452   $ 63,640  $ 50,083
  Contract management                                 779      2,335     1,692

                                                   72,231     65,975    51,775
COSTS AND EXPENSES:
  Contract drilling                                50,241     42,799    36,380
  Contract management                                 585      1,529     1,314
  Depreciation                                     11,134     13,618    13,045
  General and administrative                        4,485      4,324     4,103
                                                   66,445     62,270    54,842
OPERATING INCOME (LOSS)                             5,786      3,705    (3,067)

OTHER INCOME (EXPENSE)
  Interest expense                                 (2,936)    (2,892)   (3,067)
  Investment income                                 2,804      2,819     2,470
  Realized gain on sale of securities               2,370        ---       ---
                                                    2,238        (73)     (597)

INCOME (LOSS) BEFORE MINORITY INTEREST
    AND INCOME TAXES                                8,024      3,632    (3,664)
MINORITY INTEREST IN LOSS OF PARTNERSHIPS             908      3,303     4,821

INCOME BEFORE INCOME TAXES                          8,932      6,935     1,157
PROVISION FOR INCOME TAXES                          1,872        726     2,948
NET INCOME (LOSS)                                 $ 7,060   $  6,209  $ (1,791)

EARNINGS (LOSS) PER COMMON SHARE                  $  1.07   $    .94  $   (.27)
WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES OUTSTANDING                         6,591      6,582     6,582

   The accompanying notes are an integral part of these consolidated financial statements.

                               Atwood Oceanics, Inc. and Subsidiaries
                                CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                 For Years Ended September 30,

(In thousands)                                     1995       1994      1993
CASH FLOW FROM OPERATING ACTIVITIES:
  Net income (loss)                             $  7,060    $ 6,209  $ (1,791)
  Adjustments to reconcile net income (loss)
     to net cash provided by operating activities:

    Depreciation                                  11,134     13,618    13,045
    Amortization of deferred items                   429        531      (104)
    Deferred federal income tax benefit             (400)      (150)      ---
    Write off of foreign tax refund claims           ---        ---     1,736
    Gain on sale of securities                    (2,370)       ---       ---
    Gain on sale of equity in Indian joint
       venture                                       ---       (201)      ---
    Minority interest in loss of partnerships       (908)    (3,303)   (4,821)

   Changes in assets and liabilities:
    Decrease (increase) in accounts receivable       490     (3,147)    5,009
    Increase (decrease) in accounts payable        2,532        670    (3,057)
    Increase in accrued liabilities                2,422        731     1,870
    Other                                         (1,192)      (358)   (1,078)
                                                  12,137      8,391    12,600
Net Cash Provided by Operating Activities         19,197     14,600    10,809

CASH FLOW FROM INVESTING ACTIVITIES:
    Proceeds from sale of securities               3,343        ---       ---
    Capital expenditures                          (4,545)    (6,412)   (5,302)
    Proceeds from sale of equity in Indian joint
      venture                                        ---      1,300       ---
    Investment in joint venture                   (7,872)      (310)      ---
    Acquisition of interest in partnerships      (13,275)       ---       ---
    Payments received on notes receivable            202        404     1,948
Net Cash Used by Investing Activities            (22,147)    (5,018)   (3,354)

CASH FLOW FROM FINANCING ACTIVITIES:

    Proceeds from exercises of stock options         545        ---       ---
    Principal payments on long-term notes         (3,130)    (3,000)   (3,000)
    Net advances by (payments to) limited partner   (100)      (550)    1,773
    Proceeds (repayment) of short-term note
      payable                                      1,500        ---    (5,000)
         Net Cash Used by Financing Activities    (1,185)    (3,550)   (6,227)
NET INCREASE (DECREASE) IN CASH AND CASH
    EQUIVALENTS                                   (4,135)     6,032     1,228

CASH AND CASH EQUIVALENTS, at beginning
    of period                                     16,119     10,087     8,859

CASH AND CASH EQUIVALENTS, at end of period     $ 11,984    $16,119   $10,087
    __________________________
    Supplemental disclosure of cash flow information:
     Cash paid during the year for domestic and  $ 1,558    $ 1,657   $ 1,038
        foreign income taxes
     Cash paid during the year for interest      $ 2,552    $ 2,380   $ 2,793

   The accompanying notes are an integral part of these consolidated financial statements.

                               Atwood Oceanics, Inc. and Subsidiaries
                                CONSOLIDATED STATEMENTS OF CHANGES IN
                                        SHAREHOLDERS' EQUITY


                               Common Stock      Paid-in Unrealized     Retained
(In thousands)                Shares   Amount    Capital Holding Gain   Earnings
September 30, 1992            6,582    $6,582    $54,273      $   ---   $ 20,686
    Net loss                    ---       ---        ---          ---    (1,791)

September 30, 1993            6,582     6,582     54,273          ---     18,895
    Net income                  ---       ---        ---          ---      6,209
September 30, 1994            6,582     6,582     54,273          ---     25,104
    Unrealized holding gain     ---       ---        ---        1,328        ---

    Exercises of employees'
      stock options              47        47        498          ---        ---

    Net income                  ---       ---        ---          ---      7,060
September 30, 1995            6,629   $ 6,629    $54,771      $ 1,328   $ 32,164







   ----------------------
   Preferred stock, no par value, of 1,000,000 shares was authorized in 1975 and no shares have been issued.













   The accompanying notes are an integral part of these consolidated financial statements.

                     REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

   To Board of Directors of Atwood Oceanics, Inc.:

   We have audited the accompanying consolidated balance sheets of Atwood
   Oceanics, Inc. (a Texas corporation) and subsidiaries as of September 30,
   1995 and 1994, and the related consolidated statements of operations, cash flows and changes in shareholders' equity for each of the three years in the period ended September 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Atwood Oceanics, Inc.
   and subsidiaries as of September 30, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1995, in conformity with generally accepted accounting principles.



   /s/ Arthur Andersen LLP
   ARTHUR ANDERSEN LLP




   Houston, Texas
   November 21, 1995

                      Atwood Oceanics, Inc. and Subsidiaries
                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


   NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Consolidation -

   The consolidated financial statements include the accounts of Atwood
   Oceanics, Inc. ("AOI") and all of its wholly owned domestic and foreign subsidiaries (all of such entities being collectively referred to herein as the "Company"). Prior to December 31, 1994, AOI owned a 50 percent interest in two Texas Limited Partnerships, Atwood Deep Seas, Ltd. ("Deep Seas") and
   Atwood Falcon I, Ltd. ("Falcon Ltd."), the accounts of which were included in the Company's consolidated financial statements. The limited partner's interest in the net assets and loss of the two partnerships was reflected in the Company's financial statement as "minority interest in partnerships". (See Note 2 regarding AOI's acquisition of the minority partner's interest.) All significant intercompany accounts and transactions have been eliminated in consolidation.

   Foreign exchange -

   The U.S. dollar is the functional currency for all areas of operations of the Company. Accordingly, monetary assets and liabilities denominated in foreign currency are translated to U.S. dollars at the rate of exchange in effect at the end of the year, items of income and expense are translated at average monthly rates, and property and equipment and other amounts are translated at historical rates. Gains and losses on foreign currency transactions and translations are included in drilling costs in the consolidated statements of operations. The Company incurred foreign exchange losses of $155,000, $417,000 and $140,000 in 1995, 1994 and 1993,
   respectively.

   Depreciation, maintenance and retirement policies -

   Depreciation is provided on the straight-line method over the following estimated useful lives of the various classifications of assets:

   Years

   Drilling vessels and related equipment 8-15
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

   Deferred costs -

   The Company defers and amortizes the costs of moving a drilling vessel to a new area on a straight-line basis over the life of the applicable drilling contract. There were no unamortized mobilization costs at September 30, 1995 or 1994.

   The Company defers the cost of scheduled drydocking and the cost is charged to expense over the period to the next scheduled drydocking (normally 30 months).

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

   Investments -

   Investments in held-to-maturity securities are stated at the amortized cost at the balance sheet date. The Company has the ability and intent to hold such securities to maturity. At September 30, 1995, investments in available-for-sale securities are carried at fair value with the net unrealized holding gain included in shareholders' equity. At September 30, 1994, such securities were carried at the lower of cost or market.

   Earnings (Loss) per common share -

   Earnings (loss) per common share was computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during each period. The dilutive effect of stock options is immaterial.

   Reclassifications -

   Certain reclassifications have been made to 1994 and 1993 financial statements to conform to the 1995 classifications.



   NOTE 2 - ACQUISITION OF LIMITED PARTNER'S INTEREST IN THREE SEMISUBMERSIBLE
   DRILLING VESSELS

   Effective as of December 31, 1994, the Company acquired one third-generation semisubmersible drilling rig, the FALCON, from Falcon Ltd. and the other 50 percent limited partner's interest in Deep Seas which owned two third-generation semisubmersible drilling rigs, the HUNTER and the EAGLE. By combination of approximately $13 million of cash remitted, the issuance of a $3 million note and the assumption of approximately $20 million of long-term notes payable to a bank group (previously consolidated), which aggregates to approximately $36 million, the Company became the sole owner of the three semisubmersible rigs.

   Since the Company's consolidated balance sheet prior to the acquisition of the limited partner's interest reflected 100 percent of the historical cost basis of the HUNTER, EAGLE and FALCON, 50 percent of the historical cost basis of these rigs (approximately $51 million) and the related accumulated depreciation (approximately $23 million) were retired from the balance sheet, with the historical cost basis increased by the Company's $36 million acquisition price of the limited partner's interest.

   In conjunction with the acquisition, approximately $5 million of long-term notes payable to the limited partner by Deep Seas were cancelled. Also, the approximately $8 million portion of Deep Seas bank group debt owned by AOI, with an approximate discounted basis of $6 million, was contributed as equity in Deep Seas with a corresponding reduction in outstanding Deep Seas bank group debt. (See Note 6.) The effect on the Company's balance sheet of the above transactions is as follows:

                                              Page 120


                                                            (In millions)
Increase (decrease) in assets:
Cash                                                           $   (13)
Long-term notes receivable                                          (6)
Property and Equipment -
     Drilling vessels, equipment and drill pipe -
     Removal of limited partner's historical cost basis            (51)
     - Reduction in accumulated depreciation related to             23
    historical cost                                                 36
     - Acquisition price of 50 percent limited partner's
        interest                                                    (2)
     - Discount on long-term note receivable                         6
        contributed as equity in Deep Seas                     $   (13)

    Net decrease in consolidated assets

    Decrease (increase) in liability:
    Note issued in conjunction with acquisition                 $   (3)
    Cancellation of liabilities to limited partner                   8
    Reduction in bank group debt                                     8
    Net decrease in consolidated liabilities                    $   13

   NOTE 3 - SECURITIES HELD FOR INVESTMENT

   Effective October 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities ("SFAS No. 115"); which had an immaterial effect on the consolidated balance sheet and had no effect on reported earnings. All of the Company's investments in equity securities are classified as "available-for-sale" and accordingly, are reflected in the September 30, 1995 Consolidated Balance Sheet at fair value, with the aggregate unrealized gain, net of related deferred tax liability, included in shareholders' equity. All of the Company's investments in United States Treasury Bonds (which mature in 2000 and 2001) are classified as "held-to-maturity" and accordingly, are reflected in the September 30, 1995 Consolidated Balance Sheet at amortized cost. SFAS No. 115 may not be applied to prior periods, therefore the Company's marketable securities portfolio at September 30, 1994 is reported in the Consolidated Balance Sheet at amortized cost. An analysis of the Company's investments in marketable securities at September 30, 1995 and 1994 is as follows:

                                                         (In thousands)
                                     Amortized      Unrealized           Fair
                                      Cost           Gain              Value
    1995 -
Equity Securities                   $  1,504        $  2,012        $  3,516
United States Treasury Bonds          22,422           2,204          24,626

                                    $ 23,926        $  4,216        $ 28,142


    1994 -
Equity Securities                   $  2,477        $  2,981        $  5,458
United States Treasury Bonds          22,451             819          23,270

                                    $ 24,928        $  3,800        $ 28,728

During 1995, 33,000 shares of Mobil Corporation common stock were sold at a realized gain of $2.4 million. The Company used the specific identification method in determining the basis of the securities sold. There were no sales of marketable securities in fiscal year 1994.

   At November 21, 1995, the fair value of equity securities was $3.8 million and the fair value of the treasury bonds was $24.9 million resulting in combined unrealized gains of $4.8 million at such date.


   NOTE 4 - PROPERTY AND EQUIPMENT

   In October 1993, the Company purchased for $1.5 million the SOUTHERN CROSS, a semisubmersible built in 1976 which has been idle in Australia since the end of 1992. For the rig to be placed in service, additional capital investment (estimated to range from $6 to $30 million depending upon extent of modification) will be required. At September 30, 1995 the Company had incurred approximately $1.1 million in additional costs related to evaluating and preparing the rig for possible utilization alternatives.
   The Company has received unsolicited purchase offers for the rig that have been significantly in excess of the rig's current cost basis. The vessel will remain idle in Australia for an indefinite period of time as the Company pursues future profitable contract opportunities.

   When the Company acquired its initial interest in the HUNTER, EAGLE and FALCON in 1990, estimated useful lives for these rigs of ten years were adopted for depreciation purposes. However, since these facilities remain "state-of-the art" drilling rigs and since the Company acquired the 50 percent limited partner's interest on the basis that these rigs will remain long-term productive assets, effective January 1, 1995 management increased its estimated lives on these rigs by an additional five years. The effect of the change in depreciable lives was an approximate $3 million reduction in depreciation for 1995.

   In 1995, the Company adopted the Financial Accounting Standards Board Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The adoption had no impact on the Company's financial statements.




   NOTE 5 - INVESTMENT IN JOINT VENTURE

   In August 1994, Atwood Oceanics West Tuna Pty. Ltd ("West Tuna"), an Australian company owned 50 percent by the Company and 50 percent by Helmerich & Payne, Inc. ("H&P") (current owner of 24 percent of the Company's outstanding common stock), was awarded a term contract for the design, construction and operation of a new generation platform rig. The Company and H&P entered into a joint venture agreement to construct the rig whereby H&P would manage the design, construction, testing and mobilization of the new rig; and the Company would manage the initial installation and daily operations of the new rig. The rig (named "Rig-200") is under construction in the United States and is currently undergoing various acceptance testing procedures. Rig-200 was originally scheduled to commence operating offshore Australia in early 1996; however, due to project delays in Australia unrelated to the Company's and H&P's activities, West Tuna has been advised to delay shipment of the rig to Australia until early 1997. Under terms of the contract, a holding rate is payable during any delay period. A holding rate (the amount of which is currently under negotiation) should commence on or before January 1, 1996. The rig is currently scheduled to commence operations in offshore Australia in early 1997.

                                              Page 123

   NOTE 6 - NOTES PAYABLE

   Long-Term Notes Payable -

   A summary of long-term notes payable is as follows:

                                                                  (In thousands)
                                                           1995           1994
Notes payable to bank group by Deep Seas, bearing
interest (market adjustable) at approximately 7 percent
  per annum at September 30, 1995                      $ 36,319      $ 47,375


Term note, bearing interest at 6 percent per annum        3,000           ---

Notes payable to limited partner by Deep Seas:
   Non-interest bearing, net of
   $3.2 million discount in 1994                            ---           800

      Bearing interest at prime rate                        ---         5,119
                                                         39,319        53,294

Less - current maturities                                 3,750         3,000

                                                       $ 35,569      $ 50,294

   Principal payments on the bank group debt are $750,000 per quarter, with a balloon payment of $29.7 million payable in March 1998. The bank group's collateral for the long-term notes consists principally of preferred mortgages on the HUNTER and EAGLE. The loan documents with the bank group prohibit the cash payment of management fees, partnership profits and certain other cost disbursements by Deep Seas prior to the time the notes are paid in full. There is also an annual limit on the amount of capital expenditures that can be incurred by Deep Seas. In 1995, Deep Seas obtained a waiver from the Bank Group with respect to expenditures which exceeded the capital expenditures limit.

   A portion of the purchase price of the limited partner's interest included the issuance of a $3 million unsecured note payable in four annual $750,000 installments. Effective December 31, 1994, all notes payable to the limited partner were cancelled in conjunction with the Company's purchase of the limited partner's interest.

   The maturities of long-term debt are as follows:

                                               (In
                                             thousands)

                     YEAR                    AMOUNT

                     1996                   $ 3,750
                     1997                     3,750
                     1998                    31,069
                     1999                       750

                                            $39,319

   Short-Term Note Payable -

   At September 30, 1995, the Company has a $ 10 million short-term line of credit with a bank that is secured by the pledge of a portion of the Company's U.S. treasury bonds. This line of credit is used to satisfy short-term working capital requirements. At September 30, 1995, $1.5 million, bearing interest at 6 percent (with maturity on October 23, 1995) was borrowed under this line of credit. The maturity date has subsequently been extended to December 14, 1995.


   NOTE 7 - INCOME TAXES

   Domestic and foreign income (loss) before income taxes and minority interest for the three years in the period ended September 30, 1995 are as follows:

                                                          (In thousands)

                                          1995          1994           1993
Domestic income (loss)                $  6,237     $  (2,869)     $    (149)
Foreign income (loss)                    1,787         6,501         (3,515)

                                      $  8,024     $   3,632      $  (3,664)

   The provision (benefit) for domestic and foreign taxes on income consists of the following:


                                                          (In thousands)

                                             1995          1994           1993
Current domestic provision              $     700     $     400      $     460
Deferred domestic benefit                    (400)         (150)           ---
Current foreign provision                   1,572           476          2,488

                                        $   1,872     $     726      $   2,948

   Effective October 1, 1993, the Company adopted the provision of SFAS No. 109, "Accounting for Income Taxes". As of October 1, 1993, there was no cumulative effect of the accounting change for income taxes reflected in the Company's statement of operations. The components of the deferred income tax assets (liabilities) as of September 30, 1995 and 1994 are summarized as follows:

                                                             (In thousands)
                                                             September 30,

                                                         1995            1994
    Deferred tax assets -
    Net operating loss carryforwards                   $ 4,570         $ 9,090
    Investment tax credit carryforwards                  3,620           4,290
    Foreign tax credits carryforwards                      ---           1,810
    Book reserves                                        1,730           1,370
    Difference in book and tax basis of equipment        5,590            (200)
                                                        15,510          16,360
    Deferred tax liabilities -
    Income recognized for tax in excess of book          7,870           8,400
    Deferred charges                                       430             140
    Unrealized holding gains on available-for-sale
       securities                                          684             ---

                                                         8,984           8,540

    Net deferred tax assets before valuation allowance   6,526           7,820
    Valuation allowances                                (6,660)         (7,670)
    Net deferred tax asset (liability)                    (134)            150

    Net current deferred tax assets                      1,200           1,800
    Net noncurrent deferred tax liabilities             (1,334)         (1,650)
    Net deferred tax asset (liability)                 $  (134)       $    150

    U.S. deferred taxes have not been provided on foreign earnings totaling $8.8 million which are permanently invested abroad. Foreign tax credits totaling approximately $1.2 million are available to reduce the U.S. taxes on such amounts.


   The differences between the statutory and the effective income tax rate are as follows:


                                                     1995     1994        1993
Statutory income tax rate                             34%      34%         34%
Increase (decrease) in tax rate resulting
from -
  Foreign tax rate differentials                      11      (18)        ---
  Book depreciation on partnerships' assets
   with no tax basis                                 ---       19         113
  Foreign taxes not creditable against
   domestic income taxes                             ---      ---          96
  Investment tax credits                             (10)     (14)         23
  Change in valuation allowance                      (10)     ---         ---
  Financial income not subject to domestic
    income taxes                                      (1)      (2)        (16)
  Other, net                                          (3)      (9)         5
Effective income tax rate                             21%      10%        255%

   At September 30, 1995, the Company had approximately $1.0 million in investment tax credits (which commence expiration in 1997) available to reduce future tax obligations. The Company also has available approximately $12 million in net operating loss carryforwards (which expire in the years 2000 through 2003) and approximately $3 million in investment tax credits (which expire primarily in 1997 and 1998). These tax attributes are subject to various limitations, thereby restricting their availability to reduce future tax obligations.

                                   Page 128



   As the result of the Company's unsuccessful efforts to collect $3.4 million of previously paid foreign taxes considered refundable, the receivable for these taxes was written-off in the fourth quarter of 1993. Legal action is currently being pursued; however, it will take several years to ultimately resolve this issue. This additional foreign income tax expense, after adjustment for minority interest, added $1.7 million ($.25 per share) to the Company's fiscal year 1993 net loss.

   For several years, the Company has pursued legal action to collect certain tax refund claims in India. As a result of favorable court decisions in India, and upon the Company providing a letter of guarantee, the Company received a tax refund in 1994 of $639,000 (net of taxes on interest and other related expense), which is reflected in the balance sheet as other deferred credits, pending ultimate resolution of the issue by the Indian High Court.


   NOTE 8 - CAPITAL STOCK

   The Company has a stock option plan ("Stock Plan") under which non-qualified and incentive stock options may be granted to officers and key employees through December 5, 2000. The maximum number of shares of common stock that may be granted under the Stock Plan is 330,000. The Company also has options outstanding to purchase 28,250 shares (at prices ranging from $12.25 to $14.75 per share) under an incentive stock option plan ("Incentive Plan") which expired for future grant purposes on November 17, 1991. Under the Stock Plan, the Compensation Committee of the Board of Directors determines the option exercise period, which cannot be less than six months or more than ten years from the date of grant, and the option prices, which cannot be less than the fair market value on the date of the grant. The rights to exercise options under the Stock Plan currently vest over a period of five years and do not expire until ten years after the date of grant. At September 30, 1995, there were 75,500 shares available for grant under the Stock Plan.


   Total option activity for the years ended September 30, 1995, 1994 and 1993 was as follows:



                        1995                   1994                      1993


                  Number  Weighted-   Number   Weighted-  Number   Weighted-
                    of    Average        of    Average      of      Average
                Options   Exercise    Options  Exercise   Options  Exercise
                           Price                Price               Price
Outstanding,
 beginning
   of year     254,500    $12.19     258,800    $12.44     242,300     $14.00

Granted         32,000     13.13      44,000     13.38      54,000      10.75
Exercised      (46,400)    11.75         ---       ---         ---        ---
Forfeited          ---       ---     (18,000)    12.79     (13,000)     15.00
Expired            ---       ---     (30,300)    16.25     (24,500)     23.25

Outstanding,
 end of
  year         240,100     12.29     254,500     12.19     258,800      12.44

Exercisable,
 end of
  year          79,987    $12.12      58,300    $12.48      45,905     $14.30


   NOTE 9 - RETIREMENT PLAN

   The Company has a contributory retirement plan (the "Plan") under which qualified participants may make contributions of up to 5% of their compensation, as defined (the basic contribution). The Company makes a contribution to the Plan equal to twice the basic contribution. Company contributions vest 100 percent to each participant beginning with the fourth year of participation. If a participant terminates his employment before becoming fully vested, the unvested portion is credited to the Company's account and can be used only to offset Company contribution requirements. The Company used $112,000 of forfeitures in 1995 and $195,000 of forfeitures in 1993 to reduce its cash contribution requirements which resulted in actual contributions of $637,000 in 1995 and $477,000 in 1993. In 1994, the Company made cash contributions of $702,000 and did not utilize any forfeitures to reduce its contribution requirements. As of September 30, 1995, there remains approximately $80,000 of contribution forfeitures which can be utilized to reduce future Company cash contribution requirements.


   NOTE 10 - COMMITMENTS

   The terms of some drilling contracts require that the Company provide standby letters of guarantee. To support these requirements and the Indian tax guarantee, the Company has a $3 million unsecured short-term line of credit with a bank. At September 30, 1995, the Company had approximately $1 million in commitments relating to standby letters of guarantee.


   NOTE 11 - FAIR VALUE OF FINANCIAL INSTRUMENTS

   Due to the short maturity of these instruments, the carrying values of cash and cash equivalents, accounts receivable, short-term note payable, accounts payable and accrued liabilities included in the accompanying Consolidated Balance Sheets approximated fair value. Since the $36.3 million notes payable to the bank group has a market adjustable interest rate, the carrying value of this instrument approximates fair value. Although the $3 million term note has a fixed 6 percent interest rate at September 30, 1995, it also approximates fair value. The Company's only financial instruments at September 30, 1995 with a fair value different from carrying value are marketable securities; the difference of which is shown in Note 3.
                                    Page 130

   NOTE 12 - CONCENTRATION OF MARKET AND CREDIT RISK

   All of the Company's customers are in the oil and gas offshore exploration and production industry. This industry concentration has the potential to impact the Company's overall exposure to market and credit risks, either positively or negatively, in that the Company's customers could be affected by similar changes in economic, industry or other conditions. However, the Company believes that the credit risk posed by this industry concentration is offset by the creditworthiness of the Company's customer base. The Company's portfolio of accounts receivable is comprised of major international corporate entities and government organizations with stable payment experience. Historically, the Company's uncollectible accounts receivable have been immaterial, and typically, the Company does not require collateral for its receivables.

   Contract drilling revenues for 1995 include $24,811,000, $16,000,000 and $7,482,000 in revenues received from three individual companies. Drilling revenues for 1994 include $24,777,000 and $6,683,000 in revenues received from two individual companies. Drilling revenues for 1993 include $19,972,000 and $5,329,000 in revenues received from two individual companies.


   NOTE 13 - OPERATIONS BY GEOGRAPHIC AREAS

   The Company is engaged in offshore contract drilling. The contract drilling operations consist of contracting Company owned or managed offshore drilling equipment primarily to major oil and gas exploration companies. Operating income (loss) is contract revenues less operating expenses. In computing operating income (loss) for each geographic area, none of the following items were considered: investment income or gains on sale of securities, general corporate expenses, interest expense, minority interest in loss of partnerships and domestic and foreign income taxes. Identifiable assets are those assets that are used by the Company in operations in each geographic area. General corporate assets are principally investments in marketable securities.

   A summary of revenues, operating income (loss) and identifiable assets by geographic areas is as follows:

                                                        (In thousands)

                                          1995            1994           1993
CONTRACT REVENUES:
  United States                       $  4,981      $   5,483       $  3,842
  Australia                             35,314         31,192         23,497
  Southeast Asia                        31,936         28,935         22,004
  India/Middle East                        ---            365          2,432
                                      $ 72,231      $  65,975     $   51,775
OPERATING INCOME (LOSS)
  United States                       $   (603)     $   1,160     $      602
  Australia                              6,562          6,013          1,671
  Southeast Asia                         4,318            902         (1,968)
  India/Middle East                         (6)           (46)           731
  General corporate expense             (4,485)        (4,324)        (4,103)
                                      $  5,786      $   3,705     $   (3,067)
IDENTIFIABLE ASSETS:
  United States                       $ 22,599      $  19,132     $   10,890
  Australia                             42,143         39,182         43,386
  Southeast Asia                        62,166         63,024         62,470
  India/Middle East                          7              9          1,361
  General corporate                     25,938         32,113         31,746
                                      $152,853      $ 153,460     $  149,853


   NOTE 14 - QUARTERLY FINANCIAL DATA (UNAUDITED)

   Summarized quarterly results for fiscal years 1995 and 1994 are as follows:

                                                   QUARTERS ENDED

                            DECEMBER 31,     MARCH 31, JUNE 30, SEPTEMBER 30,
                                      (In thousands, except per share amounts)

1995
Revenues                    $ 18,306      $ 18,314    $ 18,548    $ 17,063
Income before income taxwa     1,933         2,132       3,912         955
Net income                     1,743         1,287       3,191(a)      839
Earnings per common share        .26           .20         .48         .13

1994
Revenues                    $ 15,858      $ 16,519      $ 16,761  $ 16,837
Income before income taxes     1,883         1,553         1,661     1,838
Net income                     1,600         1,305         1,626     1,678
Earnings per common share        .24           .20           .25       .25

(a) The Company sold 33,000 shares of Mobil Corporation common stock which resulted in a $2.4 million positive effect on 1995 third quarter results.




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

   HANS HELMERICH (1, 3)
     President, Chief Executive Officer
     Helmerich & Payne, Inc.
     Tulsa, Oklahoma

   JOHN R. IRWIN (1)
     President, Chief Executive Officer
     Atwood Oceanics, Inc.
     Houston, Texas

   WILLIAM J. MORRISSEY (2)
     Bank Executive, Retired
     Elkhorn, Wisconsin

   (1)  Executive Committee
   (2)  Audit Committee
   (3)  Compensation Committee


   ANNUAL MEETING

   The annual meeting of stockholders will be held on February 8, 1996 at the Company's principal office: 15835 Park Ten Place Drive,
   Houston, Texas. A formal notice of the meeting together with a proxy statement and form of proxy will be mailed to stockholders about January 12, 1996.



                                    Page 133



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

   Liberty Bank & Trust of Oklahoma City, N.A.
   P. O. Box 25848
   100 N. Broadway, 7th Floor (73102)
   Oklahoma City, OK 73125

   FORM 10-K

   A copy of Form 10-K as filed with the Securities and Exchange Commission, is available free on request by writing to:

   Secretary, Atwood Oceanics, Inc.
   P. O. Box 218350
   Houston, Texas 77218

   STOCK PRICE INFORMATION -

   Atwood Oceanics, Inc. stock is traded over-the-counter with the NASDAQ/NMS
   Symbol "ATWD".  No cash dividends on common stock were paid in fiscal year
   1994 or 1995, and none are anticipated in the foreseeable future. As of September 30, 1995, there were over 400 beneficial owners of the common stock of Atwood Oceanics, Inc. As of November 21, 1995, the closing sale price of the common stock of Atwood Oceanics, Inc., as reported by NASDAQ, was $16 7/8 per share. The following table sets forth the range of high and low closing sale prices per share of common stock as reported by NASDAQ for the periods indicated.


                                    1994                  1995

    QUARTERS ENDED              LOW    HIGH            LOW      HIGH


    December 31                 10 3/4  12             12 5/8   14 1/4
    March 31                    11      13             12 1/2   14 3/8
    June 30                     12 1/2  14             13 5/8   16 1/2
    September                   12 1/2  14 7/8         15 1/4   22 3/8



                                              Page 135


                                              APPENDIX

   The following graphic and image information in the form of "Bar Charts" are located in the Annual Report immediately following "Highlights".





    BAR CHART - CONTRACT REVENUES ($ MILLIONS)

    1991            1992           1993           1994           1995
    $58.3           $47.9          $51.8          $66.0          $72.2
    BAR CHART - EARNINGS, BEFORE DEPRECIATION, INTEREST AND TAXES ($
    MILLIONS)

    1991            1992           1993           1994           1995
    $4.3            $4.3           $9.3           $15.3          $20.8

    BAR CHART - OPERATING CASH FLOW ($  MILLIONS)
    1991            1992           1993           1994           1995
    $1.2            $2.9           $8.1           $16.8          $14.9

    BAR CHART - NET INCOME (LOSS) ($ MILLIONS)
    1991            1992           1993           1994           1995
    $(7.0)          $(20.9)        $(1.8)         $6.2           $7.1

    BAR CHART - CAPITAL EXPENDITURES ($ MILLIONS)

    1991            1992           1993           1994           1995
    $5.2            $15.5          $5.3           $6.4           $25.7
    BAR CHART - CASH AND AVAILABLE FOR SALE SECURITIES ($ MILLIONS)

    1991            1992           1993           1994           1995
    $45.5           $33.9          $35.0          $41.0          $37.9
