Form 10-K, Exhibit 13
period 1996-09-30
ATWOOD OCEANICS INC
filed 1996-12-23
CIK 8411

PAGE 12
                                                                    EXHIBIT 13.1
                       1996 ANNUAL REPORT TO SHAREHOLDERS

                                   THE COMPANY

Atwood Oceanics, Inc. is engaged in the business of international offshore drilling of exploratory and developmental oil and gas wells and related support, management and consulting services. Presently, the Company owns and operates a modern fleet of seven mobile offshore rigs and one modular platform rig, as well as manages the operations of two operator-owned platform rigs in Northwest Australia. The Company also owns a fifty percent interest in a new generation platform rig operating in Australia. The Company supports its operations from headquarters in Houston and affiliated offices in Australia, Malaysia, Indonesia and Equatorial Guinea.

                                FINANCIAL HIGHLIGHTS

--------------------------------------------------------------------------------
(In thousands)
--------------------------------------------------------------------------------
                                           FISCAL       FISCAL
                                            1996         1995
                                            ----         ----
FOR THE YEAR
REVENUES FROM CONTRACT DRILLING AND
  MANAGEMENT ..........................   $ 79,455    $ 72,231
NET INCOME ............................     11,368       7,060
CAPITAL EXPENDITURES (including
  investment in RIG-200 and
  acquisition of interest in ATWOOD
  HUNTER, ATWOOD FALCON AND ATWOOD
  EAGLE in 1995) ......................      9,526      25,692
RIG UTILIZATION .......................        100%         99%

AT YEAR END
CASH AND SECURITIES HELD FOR INVESTMENT   $ 40,492    $ 37,922
NET PROPERTY AND EQUIPMENT ............     91,124      91,427
TOTAL ASSETS ..........................    159,309     152,853
TOTAL SHAREHOLDERS' EQUITY ............    105,554      94,892

TO OUR SHAREHOLDERS AND EMPLOYEES

   The Company's improving trend in financial performance continued in 1996. Net income of $11.4 million represents the Company's third consecutive year of increasing profitability and best financial performance since 1983. Contract revenues increased 10 percent from $72.2 million in 1995 to $79.5 million in 1996 while earnings before depreciation, interest and taxes increased by 22 percent from 1995.

   Improved financial results in 1996 reflect the effect of continuing high equipment utilization coupled with significant rate increases on several of the Company's rigs, primarily during the second half of 1996. Operating dayrates and margins for the ATWOOD EAGLE ("EAGLE") and ATWOOD FALCON ("FALCON") increased significantly under a new contract and contract extension, respectively. RIG 200 commenced on a holding rate in January 1996 and the RICHMOND maintained steady quarterly dayrate increases during the year. The Company completed fiscal year 1996 with 100% utilization of its active fleet. Marketing of the ATWOOD SOUTHERN CROSS ("SOUTHERN CROSS"), the Company's only inactive rig, continues with increasing interest.

   Market improvements for semisubmersibles have been sustained and the international jack-up market is now evidencing similar improvements. If this trend continues, the Company should have further opportunity for significant improvement in its financial performance. Besides the ATWOOD HUNTER ("HUNTER"), already committed for upgrade, and the SOUTHERN CROSS, the FALCON, EAGLE and VICKSBURG are candidates for upgrades or dayrate increases following the expiration of their current contract commitments. Additionally, the Company continues to seek new opportunities to further expand our activities and enhance our financial performance.

   The HUNTER has a three-year firm contract in the Gulf of Mexico, which is expected to commence in mid-1997, following mobilization from Singapore and completion of upgrade. The FALCON, EAGLE, RIG 19 and RIG 200 should all remain employed under their current contracts through fiscal year 1997, with the RICHMOND and SEAHAWK presently having firm contract commitments until the third or fourth quarter of fiscal year 1997. The VICKSBURG could also remain employed under its current contract commitment through fiscal year 1997 unless the field in which it is operating as a production unit becomes uneconomical and is abandoned. Management contracts associated with GOODWYN 'A' and NORTH RANKIN 'A' are expected to continue into 1997, and perhaps longer, if drilling operations continue based on feasibility studies presently being undertaken.

   We are pleased to report that all operations in which the Company was involved completed fiscal year 1996 without a losttime accident. Active progress was also made during the year in implementation of our improved, fleet-wide management systems.

   We extend our thanks to our employees and shareholders for their efforts, contributions and support. Fiscal 1997 will present another opportunity for us to continue building on the progress and momentum of the last few years, and to continue striving to enhance the Company's value through increased profitability and growth.

                                                      /s/ JOHN R. IRWIN
                                                          John R. Irwin

                     Atwood Oceanics, Inc. and Subsidiaries
                           FIVE YEAR FINANCIAL REVIEW

                                                      At or For the Years Ended September 30,
---------------------------------------------------------------------------------------------------------
(In thousands, except per share
amounts, fleet data and ratios)            1996          1995          1994          1993         1992
---------------------------------------------------------------------------------------------------------
STATEMENTS OF OPERATIONS DATA:

  Operating revenues ................   $  79,455     $  72,231     $  65,975     $  51,775     $  44,772
  Drilling costs and general
    and administrative expenses .....     (56,653)      (55,311)      (48,652)      (41,797)      (40,144)
                                        ---------     ---------     ---------     ---------     ---------
  OPERATING MARGIN ..................      22,802        16,920        17,323         9,978         4,628
  Depreciation ......................      (9,742)      (11,134)      (13,618)      (13,045)      (15,398)
                                        ---------     ---------     ---------     ---------     ---------
  OPERATING INCOME (LOSS) ...........      13,060         5,786         3,705        (3,067)      (10,770)
  Other income (expense) ............       2,783         2,238           (73)         (597)         (431)
  Minority interest in loss of
    Partnerships ....................        --             908         3,303         4,821         4,862
  Write-down of drilling vessels
    and other assets ................        --            --            --            --         (17,000)
  Tax benefit (provision) ...........      (4,475)       (1,872)         (726)       (2,948)        2,402
                                        ---------     ---------     ---------     ---------     ---------

  NET INCOME (LOSS) .................   $  11,368     $   7,060     $   6,209     $  (1,791)    $ (20,937)
                                        =========     =========     =========     =========     =========
PER SHARE DATA:

  Net earnings (loss) ...............   $    1.71     $    1.07     $     .94     $    (.27)    $   (3.18)
  Weighted average shares outstanding       6,664         6,591         6,582         6,582         6,582

FLEET DATA:

  Number of rigs owned or managed,
    at end of period ................          11            10             9            10             9
  Utilization rate (in-service rigs).         100%           99%           99%           88%           75%

BALANCE SHEETS DATA:

  Cash and securities held for
    investment ......................   $  40,492     $  37,922     $  41,047     $  35,044     $  33,877
  Working capital ...................      26,151        13,761        25,171        14,703        12,236
  Net property and equipment ........      91,124        91,427        82,845        90,150        98,033
  Total assets ......................     159,309       152,853       153,460       149,853       165,942
  Total long-term debt ..............      34,473        39,319        53,294        58,409        63,016
  Shareholders' equity ..............     105,554        94,892        85,959        79,750        81,541
  Ratio of current assets to
    current liabilities .............        2.45          1.67          2.89          2.24          1.68

       (The Company has not paid any cash dividends on its common stock.)

                               OFFSHORE DRILLING OPERATIONS

                                                       MAXIMUM
                                  PERCENTAGE OF  YEAR   WATER                                 CONTRACT STATUS AT
NAME OF RIG       TYPE OF RIG     1996 REVENUES  BUILT  DEPTH     LOCATION      CUSTOMER       NOVEMBER 15, 1996
-----------       -----------     -------------  -----  -----     --------      --------       -----------------
                               DRILLING RIGS WHOLLY OR PARTIALLY OWNED
ATWOOD FALCON   THIRD-GENERATION       14%       1983   2,500 FT  MALAYSIA/     CARIGALI-     Drilling the seventh of thirteen firm
                 SEMISUBMERSIBLE                                  THAILAND      TRITON        wells (estimated completion November
                                                                   JOINT        OPERATING     1997).
                                                                 DEVELOPMENT    COMPANY
                                                                   AREA         SDN BHD

ATWOOD HUNTER   THIRD-GENERATION       14%       1981   1,500 FT. MALAYSIA      OCCIDENTAL    Drilling one firm well (estimated
                 SEMISUBMERSIBLE                                                PETROLEUM     completion December 1996).
                                                                                (MALAYSIA)
                                                                                LTD.

                                                                    UNITED      BRITISH-      Upon completion of current well, the
                                                                  STATES GULF   BORNEO        rig will be moved to a shipyard in
                                                                   OF MEXICO    PETROLEUM     Singapore to commence upgrade to
                                                                                INC.          operate in up to 3,500 feet of water
                                                                                              in the Gulf of Mexico.  The upgrade
                                                                                              and mobilization is estimated to take
                                                                                              approximately six months with
                                                                                              estimated commencement of drilling
                                                                                              operations in July or August 1997
                                                                                              under a firm three year contract.

ATWOOD EAGLE    THIRD-GENERATION       20%       1982   2,500 FT. EQUATORIAL    MOBIL         Under contract until May 1997 with two
                SEMISUBMERSIBLE                                     GUINEA      EQUATORIAL    six-months options.
                                                                                GUINEA INC.

SEAHAWK         SECOND-GENERATION      14%     1974/1992   N/A    MALAYSIA      ESSO          Term contract (estimated completion
                 SEMISUBMERSIBLE                                                PRODUCTION    September 1997).
                  TENDER ASSIST                                                 MALAYSIA, INC.

VICKSBURG           JACK-UP             6%       1976     300 FT. AUSTRALIA     WESTERN       Under contract until January 1998,
                                                                                MINING        subject to early termination under
                                                                                CORPORATION   certain limited circumstances.
                                                                                LIMITED

RIG-19          MODULAR PLATFORM       10%       1988      N/A    AUSTRALIA     ESSO          Term contract (preparing to move to a
                                                                                AUSTRALIA     new platform with estimated drilling
                                                                                LIMITED       work of between 12 and 18 months).

RICHMOND          SUBMERSIBLE           8%       1982      75 FT. UNITED STATES SHELL         Term Contract (estimated completion
                                                                                OFFSHORE,     December 1996).
                                                                                INC.

                                                                  UNITED STATES CHEVRON       Upon completion of current well, the
                                                                                U.S.A.,       rig will commence drilling under a
                                                                                INC.          contract for three firm wells, plus
                                                                                              three option wells (estimated term six
                                                                                              months).

ATWOOD          SECOND-GENERATION       0%       1976   1,500 FT. AUSTRALIA     (NOT PLACED   Idle while the Company pursues future
SOUTHERN CROSS   SEMISUBMERSIBLE                                                IN SERVICE)   contract opportunities.

                                     Page 16

                                                       MAXIMUM
                                  PERCENTAGE OF  YEAR   WATER                                 CONTRACT STATUS AT
NAME OF RIG       TYPE OF RIG     1996 REVENUES  BUILT  DEPTH     LOCATION      CUSTOMER       NOVEMBER 15, 1996
-----------       -----------     -------------  -----  -----     --------      --------       -----------------
RIG-200           MODULAR               3%       1995    N/A      AUSTRALIA     ESSO          Drilling operations in Australia
                  PLATFORM                                                      AUSTRALIA     expected to commence in January 1997
                                                                                LIMITED       under a two year firm contract with
                                                                                              options.
====================================================================================================================================
                                               MANAGEMENT/LABOR CONTRACTS

GOODWYN 'A'       MODULAR PLATFORM     10%        N/A    N/A      AUSTRALIA     WOODSIDE      Term contract (estimated completion
                                                                                OFFSHORE      May 1997).
                                                                                PETROLEUM
                                                                                PTY. LTD.
                                                                                ("WOODSIDE")

NORTH RANKIN 'A'  MODULAR PLATFORM      1%        N/A    N/A      AUSTRALIA     WOODSIDE      Term contract (estimated completion
                                                                                              May 1997).
====================================================================================================================================

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   This Annual Report to Shareholders and the Form 10-K for the fiscal year ended September 30, 1996 includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this report and the related Form 10-K regarding the Company's financial position, business strategy, budgets and plans and objectives of management for future operations are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations ("Cautionary Statements") are disclosed in "Liquidity and Capital Resources" and elsewhere in this report and the related Form 10-K. All subsequent written and oral forward-looking statements attributable to the Company, or persons acting on its behalf, are expressly qualified in their entirety by the Cautionary Statements.

OUTLOOK

   The current worldwide fleet utilization for mobile offshore drilling units is approximately 93 percent compared to approximately 86 percent a year ago. Activity in the offshore contract drilling industry is strong in virtually all worldwide market areas, especially for mobile rigs that can operate in deeper water. The improved market trends are particularly evident in the escalation of dayrates seen in 1996 and in the increase in equipment upgrade projects.

   The Company's active fleet utilization was 100 percent for fiscal 1996 and was in excess of 99 percent for each of the past three fiscal years. During the second half of fiscal 1996, the Company realized higher dayrates on the ATWOOD FALCON, ATWOOD HUNTER, ATWOOD EAGLE and the RICHMOND. The Company also entered into a contract to operate the ATWOOD HUNTER in deep water in the Gulf of Mexico, commencing in mid-1997, at a significant increase in dayrate and operating margins. Based upon firm contract commitments for its active fleet, the Company should maintain a high level of equipment utilization during fiscal 1997.

RESULTS OF OPERATIONS

FISCAL YEAR 1996 VERSUS FISCAL YEAR 1995

   Contract revenues in fiscal 1996 increased 10 percent to $79.5 million from $72.2 million. This increase was primarily attributable to commencement of contract revenues from Rig-200 in addition to general dayrate increases on the fleet. An analysis of contract revenues by rig for fiscal years 1996 and 1995 is as follows:

                                                   CONTRACT REVENUES
                                         -------------------------------------
                                                    (In millions)

                                         FISCAL         FISCAL
                                          1996           1995         VARIANCE
                                          -----          -----          -----
ATWOOD FALCON ......................      $11.5          $10.9          $ 0.6
ATWOOD HUNTER ......................       11.3           10.2            1.1
ATWOOD EAGLE .......................       15.6           15.1            0.5
RIG-200 ............................        2.2            0.0            2.2
SEAHAWK ............................       11.0           10.8            0.2
VICKSBURG ..........................        5.0            4.9            0.1
RIG-19 .............................        8.2            7.1            1.1
RICHMOND ...........................        6.2            5.0            1.2
GOODWYN 'A' ........................        7.6            7.3            0.3
NORTH RANKIN 'A' ...................        0.9            0.9            0.0
                                          -----          -----          -----
                                          $79.5          $72.2          $ 7.3
                                          =====          =====          =====

   The increase in revenues for the ATWOOD FALCON was due to an increase of approximately 60 percent in the contract dayrate during the fourth quarter of fiscal 1996. The increase in revenues for the ATWOOD HUNTER was also due to higher dayrates in fiscal 1996 compared to fiscal 1995. During April and May 1996, the ATWOOD EAGLE was relocated from the territorial waters of Australia to the territorial waters of Equitorial Guinea with an approximate 25 percent increase in contract dayrate. The Company received dayrate revenues from RIG-200 during the period January 1996 through September 1996 while awaiting instructions for shipment to Australia. The rig was delivered to Australia in November 1996 and continues to earn a holding dayrate pending the anticipated commencement of drilling operations in January 1997. Relatively long-term, stable contracts for the SEAHAWK, VICKSBURG and RIG-19 continue to provide consistency to these operations. The $1.1 million increase in RIG-19 revenues was due to an increase in the dayrates during fiscal 1996. As a result of improved market conditions, the RICHMOND, located in the United States Gulf of Mexico, also experienced an increase in dayrate revenues during fiscal 1996.

   In contrast to a 10 percent increase in contract revenues, contract drilling and management costs increased only one percent in fiscal 1996 compared to fiscal 1995. An analysis of contract drilling and management costs by rig is as follows:

                                              CONTRACT DRILLING AND
                                                 MANAGEMENT COSTS
                                        -------------------------------------
                                                  (In millions)

                                        FISCAL        FISCAL
                                         1996          1995          VARIANCE
                                        -----          -----         --------
ATWOOD FALCON ..................        $ 6.9          $ 6.4          $ 0.5
ATWOOD HUNTER ..................          7.2            7.2            0.0
ATWOOD EAGLE ...................          9.1           12.7           (3.6)
RIG-200 ........................          0.3            0.0            0.3
SEAHAWK ........................          6.5            5.9            0.6
VICKSBURG ......................          3.1            3.0            0.1
RIG-19 .........................          6.4            5.1            1.3
RICHMOND .......................          4.8            4.1            0.7
GOODWYN 'A' ....................          5.9            5.2            0.7
NORTH RANKIN 'A' ...............          0.6            0.6            0.0
OTHER ..........................          0.7            0.6            0.1
                                        -----          -----          -----
                                        $51.5          $50.8          $ 0.7
                                        =====          =====          =====

   The increases in operating costs for the ATWOOD FALCON, SEAHAWK and RICHMOND were due to increases in general maintenance and payroll related costs. The reduction in the ATWOOD EAGLE's costs was attributable to the rig being relocated from Australia to Equitorial Guinea where operating costs are lower, primarily due to reductions in local labor costs, and to the rig incurring costs in fiscal 1995 associated with certain required surveys and repairs that were not required in fiscal 1996. The increase in operating costs of RIG-19 was primarily due to higher payroll related costs as a result of certain labor union awards in Australia. The increase in operating costs of the GOODWYN 'A' was also attributable to higher labor costs in Australia.

   An analysis of depreciation expense by rig is as follows:

                                                   DEPRECIATION EXPENSE
                                                 ------------------------
                                                       (In millions)
                                                 FISCAL            FISCAL
                                                 1996               1995
                                                 -----              -----
ATWOOD FALCON ..........................         $ 2.6              $ 3.1
ATWOOD HUNTER ..........................           1.6                1.8
ATWOOD EAGLE ...........................           2.0                2.2
SEAHAWK ................................           2.2                2.3
VICKSBURG ..............................           0.0                0.0
RIG-19 .................................           0.6                1.2
RICHMOND ...............................           0.4                0.3
OTHER ..................................           0.3                0.2
                                                 -----              -----
                                                 $ 9.7              $11.1
                                                 =====              =====

   General and administrative expenses increased 14 percent in fiscal 1996 compared to fiscal 1995. This increase was attributable to increases in payroll related costs and professional fees. Investment income in fiscal years 1996 and 1995 of $2.5 million and $2.8 million, respectively, virtually offset interest expense for both years. In fiscal 1996, the Company sold its remaining 32,000 shares of Mobil Corporation common stock at a realized gain of $2.8 million. Foreign tax expense increased from $1.6 million in fiscal 1995 to $2.6 million in fiscal 1996 and domestic taxes increased from $300,000 in fiscal 1995 to $1.9 million in fiscal 1996, which account for the increase in the provision for income taxes.

FISCAL YEAR 1995 VERSUS FISCAL YEAR 1994

   Contract revenues in fiscal 1995 increased 9 percent to $72.2 million from $66.0 million. This increase was primarily attributable to increases in revenues from the ATWOOD EAGLE and GOODWYN 'A' of $3.1 million and $5.1 million, respectively, offset somewhat by a $1.7 million decrease in revenues from NORTH RANKIN 'A'. An analysis of contract revenues by rig for fiscal years 1995 and 1994 is as follows:

                                                 CONTRACT REVENUES
                                       -------------------------------------
                                                   (In millions)

                                       FISCAL         FISCAL
                                        1995           1994         VARIANCE
                                       -----          -----         --------
ATWOOD FALCON ..................       $10.9          $11.1          $(0.2)
ATWOOD HUNTER ..................        10.2           10.2            0.0
ATWOOD EAGLE ...................        15.1           12.0            3.1
SEAHAWK ........................        10.8           10.9           (0.1)
VICKSBURG ......................         4.9            4.4            0.5
RIG-19 .........................         7.1            6.9            0.2
RICHMOND .......................         5.0            5.5           (0.5)
GOODWYN 'A' ....................         7.3            2.2            5.1
NORTH RANKIN 'A' ...............         0.9            2.6           (1.7)
OTHER ..........................         0.0            0.2           (0.2)
                                       -----          -----          -----
                                       $72.2          $66.0          $ 6.2
                                       =====          =====          =====

   The ATWOOD FALCON started fiscal year 1995 working in Korea; however, in the second quarter of the year, the rig was relocated to China, and during the last quarter, it was relocated to the Malaysia\Thailand Joint Development Area. The reduced revenues during the relocation periods account for the small decrease in revenues with respect to the ATWOOD FALCON. The ATWOOD HUNTER has worked continuously in Malaysia for the same customer since April 1993. During the first quarter of fiscal year 1994, the ATWOOD EAGLE was relocated from Malaysia to the Australia/Indonesia Zone of Cooperation, where the rig worked continuously until it was moved in the middle of September 1995 to sheltered water to undergo certain planned surveys and repairs. Even with four more days of idle time in fiscal 1995, revenues for the ATWOOD EAGLE were higher due to the rig working at a higher dayrate level in fiscal 1995 compared to fiscal 1994. Relatively long-term, stable contracts for the SEAHAWK, VICKSBURG and RIG-19 continued to provide consistency to these operations during fiscal 1995. The $500,000 increase in VICKSBURG revenues was due to an increase in the dayrate commencing in February 1995. In August 1995, the RICHMOND was moved to sheltered water to undergo certain planned surveys and repairs. This required downtime accounted for the RICHMOND's decrease in revenues. During fiscal 1994, the Company received a standby fee related to GOODWYN 'A' while awaiting commencement of drilling operations, which occurred during the first quarter of fiscal 1995. The Company receives substantially higher revenues from GOODWYN 'A' during drilling operations, resulting in an increase of revenues in fiscal 1995 over fiscal 1994. The reduction in revenues from NORTH RANKIN 'A' was due to the Company providing less labor services to this operation in fiscal 1995.

   Contract drilling and management costs increased 15 percent from $44.3 million in fiscal 1994 to $50.8 million in fiscal 1995. This increase was primarily attributable to increased costs on the ATWOOD EAGLE and GOODWYN 'A'. An analysis of contract drilling and management costs by rig is as follows:

                                               CONTRACT DRILLING AND
                                                  MANAGEMENT COSTS
                                       ------------------------------------
                                                   (In millions)

                                       FISCAL         FISCAL
                                        1995           1994         VARIANCE
                                       -----          -----          -----
ATWOOD FALCON ...................      $ 6.4          $ 7.0          $(0.6)
ATWOOD HUNTER ...................        7.2            7.0            0.2
ATWOOD EAGLE ....................       12.7            9.9            2.8
SEAHAWK .........................        5.9            6.1           (0.2)
VICKSBURG .......................        3.0            2.2            0.8
RIG-19 ..........................        5.1            4.6            0.5
RICHMOND ........................        4.1            3.6            0.5
GOODWYN 'A' .....................        5.2            1.5            3.7
NORTH RANKIN 'A' ................        0.6            1.8           (1.2)
OTHER ...........................        0.6            0.6            0.0
                                       -----          -----          -----
                                       $50.8          $44.3          $ 6.5
                                       =====          =====          =====

   The reduction in ATWOOD FALCON costs in fiscal 1995 was due to the rig working a portion of fiscal 1994 in Australia where costs are significantly higher than in most countries of Southeast Asia. The ATWOOD HUNTER's costs have been relatively unchanged due to its stable contract status. Cost increases for the ATWOOD EAGLE were attributed to the rig working the entire year in the Australia/Indonesia Zone of Cooperation where costs are higher than in Malaysia and to costs incurred in performing certain required surveys and repairs during the last two weeks of September 1995. In fiscal 1994, the VICKSBURG and RIG-19 received some personnel tax refunds which accounted for the increase in costs as no such refunds were received in fiscal 1995. Like the ATWOOD EAGLE, the RICHMOND had to undergo certain surveys and repairs in August 1995 which accounted for its operating cost increases. The increase in GOODWYN 'A' operating costs related directly to the commencement of drilling operations. Even though the Company does not own this facility, the Company does provide personnel and other operating support services. The decline in NORTH RANKIN 'A' costs was due to a reduction in personnel services provided to this operation.

     The Company acquired the remaining 50 percent interest in the ATWOOD FALCON, ATWOOD HUNTER and ATWOOD EAGLE on the basis that these facilities are "state-of-the-art" drilling rigs and will remain long-term productive assets. Effective January 1, 1995, management increased its estimated depreciable lives on these rigs by an additional five years. The effect of the change in depreciable lives was $2.7 million reduction in depreciation for the last nine months of fiscal 1995 compared to fiscal 1994 and a corresponding increase in net income in fiscal year 1995 of approximately $1.8 million or $.27 per share. An analysis of depreciation expense by rig is as follows:

                                                   DEPRECIATION EXPENSE
                                                 ------------------------
                                                       (In millions)

                                                FISCAL             FISCAL
                                                 1995               1994
                                                 -----              -----
ATWOOD FALCON ........................           $ 3.1              $ 4.5
ATWOOD HUNTER ........................             1.8                2.5
ATWOOD EAGLE .........................             2.2                2.9
SEAHAWK ..............................             2.3                2.2
VICKSBURG.............................             0.0                0.0
RIG-19 ...............................             1.2                1.2
RICHMOND .............................             0.3                0.0
OTHER ................................             0.2                0.3
                                                 -----              -----
                                                 $11.1              $13.6
                                                 =====              =====

   At the time the Company acquired the remaining interest in the ATWOOD FALCON, ATWOOD HUNTER and ATWOOD EAGLE, effective as of December 31, 1994, these rigs were incurring net losses, 50 percent of which were allocated to the limited partner. As a result of this acquisition, for the last nine months of fiscal year 1995, there was no accounting for a minority interest.

   In fiscal 1995, the Company sold 33,000 shares of Mobil Corporation common stock at a realized gain of $2.4 million. Investment income in fiscal years 1995 and 1994 of $2.8 million virtually offset interest expense for both years. Foreign tax expense increased from approximately $500,000 in fiscal 1994 to $1.6 million in fiscal 1995, which accounted for substantially all of the increase in the provision for income taxes.

LIQUIDITY AND CAPITAL RESOURCES

   During fiscal 1996, operating cash flows (before changes in working capital and other assets and liabilities) increased 36 percent from $14.9 million in fiscal 1995 to $20.3 million, while working capital increased from $13.8 million in fiscal 1995 to $26.2 million. These increases were due to improved operating results. During fiscal 1996, the Company utilized internal funds to invest approximately $3 million in completing the construction of RIG-200, to purchase approximately $7 million in capital equipment for the ATWOOD HUNTER, ATWOOD SOUTHERN CROSS and other rigs, to repay approximately $6 million of bank debt and to reduce accounts payable by approximately $4 million. The Company ended fiscal 1996 with $40.5 million in cash and securities compared to $37.9 million at September 30, 1995.

   In June 1996, the Company was awarded a contract for the ATWOOD HUNTER to work on a firm two-year plus a one-year option Gulf of Mexico deep water drilling program commencing in mid-1997. The option for the third year has subsequently been exercised. The rig will be enhanced to drill in 3,500 feet of water, and the Company will upgrade equipment and relocate the rig from Southeast Asia to the United States Gulf of Mexico in mid-1997 at an aggregate cost of approximately $42 to $45 million. The contract provides for a $10 million mobilization fee which will offset a portion of the Company's costs.

   The ATWOOD FALCON and ATWOOD EAGLE, with current contracts that could expire in November 1997, are also candidates for upgrade opportunities following completion of their current drilling programs. The Company will pursue profitable rig upgrade contract opportunities for both of these rigs which could require upgrade investments of approximately $50 million per rig to achieve up to 3,500 feet water depth drilling capability. Any substantial upgrade project could take from six to seven months to complete.

   The ATWOOD SOUTHERN CROSS, which was purchased by the Company in 1993, remains idle in Australia as the Company continues to pursue a future contract opportunity. The Company believes approximately $25 million will be required to mobilize, refurbish and upgrade the rig to achieve 2,000 feet water depth drilling capability. The Company has made commitments to purchase approximately $5 million of long-lead time equipment for such an upgrade. The Company continues to actively market this rig and is optimistic that a profitable contract opportunity will be identified for the rig.

   The VICKSBURG, a 300 foot jack-up currently working in production mode in Australia, is also a candidate for upgrade. Depending on market conditions and potential customer requirements, the Company's options upon completion of the current contract (which could extend to January 1998) range from returning this rig to drilling mode at costs of approximately $1 to $3 million or undertaking a substantial upgrade at costs of approximately $10 to $30 million. The Company currently estimates that expenditures of approximately $30 million would enable the rig to be upgraded to provide for cantilevering for extended reach drilling, increasing leg lengths, adding a top drive and providing other enhanced drilling capabilities. The Company will evaluate the various utilization alternatives for the VICKSBURG during fiscal 1997 in light of market conditions and contract opportunities.

   At September 30, 1996, the Company continued to have approximately $22.6 million invested in United States treasury bonds with maturities in the years 2000 and 2001. The Company's portfolio of accounts receivable is comprised of major international corporate entities with stable payment experiences. The Company continues to experience no difficulties in receivable collections.

   At September 30, 1996, long-term notes payable consisted of $32.2 million payable to a bank group which is secured by preferred mortgages on the ATWOOD HUNTER and the ATWOOD EAGLE and an unsecured $2.3 million note payable in three remaining annual $750,000 installments. The Company has a $10 million short-term line of credit with a bank that is secured by the pledge of a portion of the Company's United States treasury bonds, with no outstanding borrowings under this line of credit at September 30, 1996. The Company also has a $3 million unsecured short-term line of credit with a bank to support the issuance of standby letters of guarantee, with approximately $1 million in commitments under this facility at September 30, 1996.

   In the past three years, the Company's capital requirements have been funded primarily from cash on hand and from operating cash flow. As the planned and possible rig upgrade opportunities are pursued, the Company expects to seek additional funding. A substantial portion of the planned ATWOOD HUNTER upgrade could be funded through cash on hand, operating cash flow and the Company's existing $10 million line of credit. The Company would expect to finance additional upgrade expenditures through a combination of operating cash flow, equity or debt financing offerings or a sale of investment securities. The Company continues to periodically review and adjust its planned capital expenditures in light of current market conditions.

                    Atwood Oceanics, Inc. and Subsidiaries
                         CONSOLIDATED BALANCE SHEETS

                                                        September 30,
--------------------------------------------------------------------------------
(In thousands)                                         1996                1995
--------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS:

  Cash and cash equivalents                        $ 17,565            $ 11,984
  Accounts receivable                                16,687              13,425
  Inventories of materials and supplies,
    at lower of average cost or market                5,454               4,904
  Deferred tax assets                                 1,510               1,200
  Prepaid expenses                                    2,954               2,753
                                                   --------            --------
      Total Current Assets                           44,170              34,266
                                                   --------            --------
SECURITIES HELD FOR INVESTMENT:

   Held-to-maturity, at amortized cost               22,576              22,422
   Available-for-sale, at fair value                    351               3,516
                                                   --------            --------
                                                     22,927              25,938
                                                   --------            --------
PROPERTY AND EQUIPMENT, at cost:

  Drilling vessels, equipment and
    drill pipe                                      191,801             183,171
  Other                                               4,810               4,569
                                                   --------            --------
                                                    196,611             187,740

  Less - accumulated depreciation                   105,487              96,313
                                                   --------            --------

    Net Property and Equipment                       91,124              91,427
                                                   --------            --------

DEFERRED COSTS AND OTHER ASSETS                       1,088               1,222
                                                   --------            --------

                                                   $159,309            $152,853
                                                   ========            ========

The accompanying notes are an integral part of these consolidated financial statements.

                    Atwood Oceanics, Inc. and Subsidiaries
                         CONSOLIDATED BALANCE SHEETS

                                                          September 30,
--------------------------------------------------------------------------------

(In thousands, except share data)                       1996               1995
--------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

  Estimated current maturities of
    long-term notes payable                        $   7,933          $   3,750
  Short-term note payable                                ---              1,500
  Accounts payable                                     2,615              6,260
  Accrued liabilities                                  7,471              8,995
                                                    --------           --------
    Total Current Liabilities                         18,019             20,505
                                                    --------           --------
LONG-TERM NOTES PAYABLE,
  net of estimated current maturities                 26,540             35,569
                                                    --------           --------
DEFERRED CREDITS:
  Income taxes                                         2,289              1,334
  Other                                                6,907                553
                                                    --------           --------
                                                       9,196              1,887
                                                    --------           --------
SHAREHOLDERS' EQUITY:

  Preferred stock, no par value;
    1,000,000 shares authorized,
    none outstanding                                     ---                ---

  Common stock, $1 par value;
    10,000,000 shares authorized with
    6,691,000 and 6,629,000 issued and
    outstanding in 1996 and 1995,
    respectively                                       6,691              6,629
  Paid-in capital                                     55,470             54,771
  Net unrealized holding gain (loss)
    on available-for-sale securities                    (139)             1,328
  Retained earnings                                   43,532             32,164
                                                    --------           --------
    Total Shareholders' Equity                       105,554             94,892
                                                    --------           --------
                                                    $159,309           $152,853
                                                    ========           ========

The accompanying notes are an integral part of these consolidated financial statements.

                     Atwood Oceanics, Inc. and Subsidiaries
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                              For Years Ended September 30,
----------------------------------------------------------------------------
(In thousands, except per share amounts)      1996         1995        1994
----------------------------------------------------------------------------
REVENUES:
  Contract drilling                        $78,555      $70,715     $63,640
  Contract management                          900        1,516       2,335
                                           -------      -------    --------
                                            79,455       72,231      65,975
                                           -------      -------    --------
COSTS AND EXPENSES:
  Contract drilling                         50,912       50,241      42,799
  Contract management                          628          585       1,529
  Depreciation                               9,742       11,134      13,618
  General and administrative                 5,113        4,485       4,324
                                           -------      -------    --------
                                            66,395       66,445      62,270
                                           -------      -------    --------
OPERATING INCOME                            13,060        5,786       3,705
                                           -------      -------    --------
OTHER INCOME (EXPENSE):
  Interest expense                          (2,522)      (2,936)     (2,892)
  Investment income                          2,510        2,804       2,819
  Realized gain on sale of
    securities                               2,795        2,370         ---
                                           -------      -------    --------
                                             2,783        2,238         (73)
                                           -------      -------   ---------
INCOME BEFORE MINORITY INTEREST
  AND INCOME TAXES                          15,843        8,024       3,632

MINORITY INTEREST IN LOSS OF
  PARTNERSHIPS                                ---           908       3,303
                                           -------      -------    --------
INCOME BEFORE INCOME TAXES                  15,843        8,932       6,935

PROVISION FOR INCOME TAXES                   4,475        1,872         726
                                           -------      -------    --------
NET INCOME                                 $11,368      $ 7,060    $  6,209
                                           =======      =======    ========
EARNINGS PER COMMON SHARE                 $   1.71     $   1.07   $     .94
                                          ========     ========   =========
WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES OUTSTANDING                  6,664        6,591       6,582
                                           =======      =======      ======

The accompanying notes are an integral part of these consolidated financial statements.

                     Atwood Oceanics, Inc. and Subsidiaries
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                For Years Ended September 30,
----------------------------------------------------------------------------------------------
(In thousands)                                                  1996         1995        1994
----------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES:

  Net income ................................................   $ 11,368    $  7,060    $  6,209
                                                                --------    --------    --------
  Adjustments to reconcile net income to net cash provided by operating activities:

     Depreciation ...........................................      9,742      11,134      13,618
     Amortization of deferred items .........................        604         429         531
     Deferred federal income tax provision (benefit) ........      1,400        (400)       (150)
     Gain on sale of securities .............................     (2,795)     (2,370)       --
     Gain on sale of equity in Indian joint venture .........       --          --          (201)
     Minority interest in loss of partnerships ..............       --          (908)     (3,303)

  Changes in assets and liabilities:
     Decrease (increase) in accounts receivable .............     (3,412)        490      (3,147)
     Increase (decrease) in accounts payable ................     (3,645)      2,532         670
     Increase (decrease) in accrued liabilities .............     (1,524)      2,422         731
     Prepayment of mobilization fees ........................      3,000        --          --
     Other ..................................................      2,216      (1,192)       (358)
                                                                --------    --------    --------
                                                                   5,586      12,137       8,391
                                                                --------    --------    --------
          Net Cash Provided by Operating Activities .........     16,954      19,197      14,600
                                                                --------    --------    --------
CASH FLOW FROM INVESTING ACTIVITIES:

     Proceeds from sale of securities .......................      3,738       3,343        --
     Capital expenditures ...................................     (6,660)     (4,545)     (6,412)
     Investment in Rig-200 ..................................     (2,866)     (7,872)       (310)
     Acquisition of interest in partnerships ................       --       (13,275)       --
     Proceeds from sale of equity in Indian joint venture ...       --          --         1,300
     Payments received on notes receivable ..................       --           202         404
                                                                --------    --------    --------
          Net Cash Used by Investing Activities .............     (5,788)    (22,147)     (5,018)
                                                                --------    --------    --------
CASH FLOW FROM FINANCING ACTIVITIES:

     Proceeds from exercises of stock options ...............        761         545        --
     Principal payments on long-term notes ..................     (4,846)     (3,130)     (3,000)
     Net payments to limited partner ........................       --          (100)       (550)
     Proceeds (repayment) of short-term note payable ........     (1,500)      1,500        --
                                                                --------    --------    --------
          Net Cash Used by Financing Activities .............     (5,585)     (1,185)     (3,550)
                                                                --------    --------    --------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS ........      5,581      (4,135)      6,032

CASH AND CASH EQUIVALENTS, at beginning of period ...........     11,984      16,119      10,087
                                                                --------    --------    --------
CASH AND CASH EQUIVALENTS, at end of period .................   $ 17,565    $ 11,984    $ 16,119
                                                                ========    ========    ========
Supplemental disclosure of cash flow information:
     Cash paid during the year for domestic and
     foreign income taxes ...................................   $  2,660    $  1,558    $  1,657
                                                                ========    ========    ========
     Cash paid during the year for interest .................   $  2,478    $  2,552    $  2,380
                                                                ========    ========    ========

The accompanying notes are an integral part of these consolidated financial statements.

                     Atwood Oceanics, Inc. and Subsidiaries
                      CONSOLIDATED STATEMENTS OF CHANGES IN
                              SHAREHOLDERS' EQUITY

------------------------------------------------------------------------------------------------
                                                                   Unrealized
                                          Common Stock    Paid-in    Holding    Retained
(In thousands)                           Shares   Amount  Capital  Gain (Loss)  Earnings
------------------------------------------------------------------------------------------------
September 30, 1993 ....................   6,582   $6,582   $54,273   $  --      $18,895
    Net income ........................    --       --        --        --        6,209
                                          -----   ------   -------   -------    -------
September 30, 1994 ....................   6,582    6,582    54,273      --       25,104
    Unrealized holding gain ...........    --       --        --       1,328       --

    Exercises of employee stock
        options .......................      47       47       498      --         --

    Net income ........................    --       --        --        --        7,060
                                          -----   ------   -------   -------    -------
September 30, 1995 ....................   6,629    6,629    54,771     1,328     32,164

    Unrealized holding gain at
        September 30, 1995 realized
        upon sale of securities in 1996    --       --        --      (1,482)      --

    Decrease in unrealized holding loss    --       --        --          15       --

    Exercises of employee stock
        options .......................      62       62       699      --         --

    Net income ........................    --       --        --        --       11,368
                                          -----   ------   -------   -------    -------
September 30, 1996 ....................   6,691   $6,691   $55,470   $  (139)   $43,532
                                          =====   ======   =======   =======    =======

----------------------
Preferred stock, no par value, of 1,000,000 shares was authorized in 1975 and no shares have been issued.

The accompanying notes are an integral part of these consolidated financial statements.

                      REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Board of Directors of Atwood Oceanics, Inc.:

   We have audited the accompanying consolidated balance sheets of Atwood Oceanics, Inc. (a Texas corporation) and subsidiaries as of September 30, 1996 and 1995, and the related consolidated statements of operations, cash flows and changes in shareholders' equity for each of the three years in the period ended September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Atwood Oceanics, Inc. and subsidiaries as of September 30, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1996, in conformity with generally accepted accounting principles.

                               /s/ ARTHUR ANDERSEN LLP
                                   ARTHUR ANDERSEN LLP

Houston, Texas
November 15, 1996

                       Atwood Oceanics, Inc. and Subsidiaries
                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - NATURE OF OPERATIONS

   Atwood Oceanics, Inc. together with its wholly-owned subsidiaries (collectively referred to herein as the "Company"), is engaged in the business of international offshore drilling of exploratory and developmental oil and gas wells and related support, management and consulting services. Presently, the Company owns and operates a modern fleet of seven mobile offshore rigs and one modular platform rig, as well as manages the operations of two operator-owned platform rigs in Northwest Australia. The Company also owns a fifty percent interest in a new generation platform rig. Currently, the Company is involved in active operations in the territorial waters of Australia, Malaysia, Equatorial Guinea, United States and the Malaysian/Thailand Joint Development Area.

   Demand for drilling equipment is dependent on the exploration and development programs of oil and gas companies, which is in turn influenced by the financial conditions of such companies, by general economic conditions, by prices of oil and gas, and from time to time, by political considerations and policies. The Company's business operations are subject to the risks associated with a business having a limited number of customers for which it can operate at any given time. A decrease in the drilling programs of customers in the areas where the Company is employed may adversely affect the Company's revenues. The contracts under which the Company operates its drilling rigs are obtained either through individual negotiations with the customer or by submitting proposals in competition with the other drilling contractors and vary in their terms and conditions. The Company competes with several other drilling contractors, most of which are substantially larger than the Company and possess appreciably greater financial and other resources. Price competition is generally the most important factor in the drilling industry, but the technical capability of specialized drilling equipment and personnel at the time and place required by customers is also important. Other competitive factors include work force experience, rig suitability, efficiency, condition of equipment, reputation and customer relations. The Company believes that it competes favorably with respect to these factors.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION -

   The consolidated financial statements include the accounts of Atwood Oceanics, Inc. ("AOI") and all of its wholly owned domestic and foreign subsidiaries. The Company's 50 percent undivided interest in RIG-200 is accounted for using the proportionate consolidation method (see Note 4). Prior to December 31, 1994, AOI owned a 50 percent interest in two Texas limited partnerships, Atwood Deep Seas, Ltd. ("Deep Seas") and Atwood Falcon I, Ltd. ("Falcon Ltd."), the accounts of which were included in the Company's consolidated financial statements. The limited partner's interest in the net assets and loss of the two partnerships was reflected in the Company's financial statements as "minority interest in partnerships". (See Note 4 - "Acquisition of Interest in ATWOOD HUNTER, ATWOOD EAGLE and ATWOOD FALCON"). All significant intercompany accounts and transactions have been eliminated in consolidation.

FOREIGN EXCHANGE -

   The U.S. dollar is the functional currency for all areas of operations of the Company. Accordingly, monetary assets and liabilities denominated in foreign currency are remeasured to U.S. dollars at the rate of exchange in effect at the end of the year, items of income and expense are remeasured at average monthly rates, and property and equipment and other nonmonetary amounts are remeasured at historical rates. Gains and losses on foreign currency transactions and remeasurements are included in drilling costs in the consolidated statements of operations. The Company realized a foreign exchange gain of $240,000 in 1996, with foreign exchange losses of $155,000 and $417,000 incurred in 1995 and 1994, respectively.

DEPRECIATION, MAINTENANCE AND RETIREMENT POLICIES -

   Depreciation is provided on the straight-line method over the following estimated useful lives of the various classifications of assets:

                                              Years
                                            ---------
     Drilling vessels and related equipment    5-15
     Drill pipe                                   3
     Furniture and Other                       3-10

Maintenance, repairs and minor replacements are charged against income as incurred; major replacements and upgrades are capitalized and depreciated over the remaining useful life of the asset as determined upon completion of the work. The cost and related accumulated depreciation of assets sold, retired or otherwise disposed are removed from the accounts at the time of disposition, and any resulting gain or loss is reflected in the consolidated statements of operations for the applicable period.

DEFERRED COSTS -

   The Company defers the costs of moving a drilling rig to a new area and amortizes such costs on a straight-line basis over the life of the applicable drilling contract. There were no unamortized mobilization costs at September 30, 1996 or 1995.

   The Company defers the cost of scheduled drydocking and the cost is charged to expense over the period to the next scheduled drydocking (normally 30 months).

FEDERAL INCOME TAXES -

   The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes". Under SFAS No. 109, deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end given the provisions of enacted tax laws.

REVENUE RECOGNITION -

   The Company accounts for drilling and management contract revenues using the percentage of completion method of accounting, under which revenues are recognized on a daily basis as earned. Mobilization revenues are first used to cover the costs of mobilization with the excess revenues deferred and amortized on a straight-line basis over the life of the applicable drilling contract. At September 30, 1996, deferred revenues totaling $3 million were included in other deferred credits on the accompanying consolidated balance sheet. There were no deferred revenues at September 30, 1995.

CASH AND CASH EQUIVALENTS -

   Cash and cash equivalents consist of cash in banks and certificates of deposit which mature within three months of the date of purchase.

RECEIVABLES -

   Based upon the Company's historical collection of accounts receivable, the Company has not established an allowance for doubtful accounts.

INVESTMENTS -

   Investments in held-to-maturity securities are stated at the amortized cost at the balance sheet date. The Company has the ability and intent to hold such securities to maturity. At September 30, 1996 and 1995, investments in available-for-sale securities are carried at fair value with the unrealized holding gain or loss, net of deferred tax, included in shareholders' equity.

EARNINGS PER COMMON SHARE -

   Earnings per common share was computed by dividing net income by the weighted average number of shares of common stock outstanding during each period. The dilutive effect of stock options is immaterial.

STOCK-BASED COMPENSATION -

   The Company accounts for employee stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees". Accordingly, the adoption of SFAS No. 123, "Accounting for Stock-Based Compensation" in fiscal 1996 had no effect on the Company's results of operations.

USE OF ESTIMATES -

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS -

   Certain reclassifications have been made to fiscal 1995 and fiscal 1994 financial statements to conform to the fiscal 1996 classifications.

NOTE 3 - SECURITIES HELD FOR INVESTMENT

   At the beginning of fiscal year 1995, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", which had an immaterial effect on the consolidated balance sheet and had no effect on reported earnings. All of the Company's investments in equity securities are classified as "available-for-sale" and accordingly, are reflected in the September 30, 1996 and 1995 Consolidated Balance Sheets at fair value, with the aggregate unrealized gain or loss, net of related deferred tax liability or asset, included in shareholders' equity. All of the Company's investment in United States Treasury Bonds (which mature in 2000 and 2001) are classified as "held-to-maturity" and accordingly, are reflected in the September 30, 1996 and 1995 Consolidated Balance Sheets at amortized cost.

   During fiscal 1996 and fiscal 1995, 32,000 shares and 33,000 shares of Mobil Corporation common stock were sold for $3.7 million and $3.3 million resulting in realized gains, using average cost, of $2.8 million and $2.4 million, respectively. An analysis of the Company's investment in marketable securities at September 30, 1996 and 1995 is as follows (in thousands):

                       Amortized  Unrealized
                         Cost     Gain (Loss)  Fair Value
                       ---------  -----------  ----------
1996 -
   Equity Securities   $   561     $   (210)     $   351
   United States
      Treasury Bonds    22,576        1,387       23,963
                       -------     --------      -------
                       $23,137     $  1,177      $24,314
                       =======     ========      =======
1995 -
   Equity Securities   $ 1,504     $  2,012      $ 3,516
   United States
      Treasury Bonds    22,422        2,204       24,626
                       -------     --------      -------

                       $23,926     $  4,216      $28,142
                       =======     ========      =======

NOTE 4 - PROPERTY AND EQUIPMENT

RIG-200 -

   In August 1994, Atwood Oceanics West Tuna Pty. Ltd. ("West Tuna"), an Australian Company owned 50 percent by the Company and 50 percent by Helmerich & Payne, Inc. ("H&P") (current owner of 24 percent of the Company's outstanding common stock), was awarded a term contract for the design, construction and operation of a new generation platform rig. The Company and H&P entered into a joint venture agreement to construct, install and operate the new rig. RIG-200 was constructed in the United States during calendar year 1995; however, due to project delays in Australia unrelated to the Company's and H&P's activities, West Tuna was advised to delay shipment of the rig to Australia until September 1996. Under terms of the contract, a holding dayrate has been received since January 1, 1996. In addition, West Tuna received a $6 million partial prepayment of a $10 million mobilization fee originally due upon commencement of operations in Australia. The Company's $3 million portion of this prepayment is reflected in "Other Deferred Credits" in the September 30, 1996 Consolidated Balance Sheet.

   Since the Company has a 50 percent undivided ownership interest in RIG-200 and is actively involved in its operations, the Company accounts for its investment in the rig on a proportionate consolidation method. Accordingly, the Company's $11 million investment in RIG-200 at September 30, 1996, is reflected in "Drilling Vessels, Equipment and Drill Pipe" in the Consolidated Balance Sheet, with 50 percent of the rig's operating results for fiscal year 1996 reflected in the Company's Consolidated Statement of Operations.

ACQUISITION OF INTEREST IN ATWOOD HUNTER, ATWOOD EAGLE AND ATWOOD FALCON -

   Effective as of December 31, 1994, the Company acquired the remaining 50 percent interest in the ATWOOD HUNTER, ATWOOD EAGLE and the ATWOOD FALCON, at an aggregate purchase price of approximately $36 million. This purchase price consisted of approximately $13 million cash and the issuance or assumption of debt totaling approximately $23 million. Combined with the Company's previous 50 percent ownership, the Company became the sole owner of these semisubmersible rigs. The transaction was accounted for using the purchase method of accounting.

   When the Company acquired its initial interest in these rigs in fiscal 1990, their estimated useful lives for depreciation purposes were ten years. The Company acquired the remaining 50 percent interest in these rigs on the basis that they will remain long-term productive assets; therefore, effective January 1995 management increased the estimated useful lives of these rigs by an additional five years. The effect of the change in depreciable lives was a $2.7 million reduction in depreciation for the last nine months of fiscal 1995 compared to fiscal 1994 and a corresponding increase in net income of $1.8 million or $.27 per share.

ATWOOD HUNTER -

   In June 1996, the Company entered into a contract with British-Borneo Petroleum Inc. for the use of the ATWOOD HUNTER on a firm two year plus a one-year option Gulf of Mexico deep water drilling program commencing in mid-1997. The option for the third year has subsequently been exercised. To enable the ATWOOD HUNTER to perform this contract, the Company has committed to upgrade equipment and relocate the rig from Southeast Asia to the United States Gulf of Mexico at an aggregate cost of approximately $42 to $45 million. The contract also requires the payment of a $10 million mobilization fee which will offset a portion of the Company's costs.

ATWOOD SOUTHERN CROSS -

   In October 1993, the Company purchased the ATWOOD SOUTHERN CROSS, a second-generation semisubmersible which has been idle in Australia since the end of 1992, for $1.5 million. The Company believes approximately $25 million will be required to mobilize, refurbish and upgrade the rig to achieve 2,000 feet water depth drilling capability. The Company has incurred approximately $1.8 million in capitalized costs to prepare the rig for various utilization alternatives and has made commitments to purchase approximately $5 million of long-lead time upgrade equipment for such an upgrade. The Company continues to actively market the rig and remains optimistic that a profitable contract opportunity will be identified for the rig.

ADOPTION OF FASB STATEMENT NO. 121 -

   In fiscal 1995, the Company adopted SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of". Since adoption, SFAS No. 121 has had no impact on the Company's financial statements.


NOTE 5 - NOTES PAYABLE

LONG-TERM NOTES PAYABLE -

   A summary of long-term notes payable is as follows (in thousands):

                                              1996     1995
                                              ----     ----
Notes payable to bank group by Deep Seas,
   bearing interest (market adjustable)
   at approximately 7 percent per
   annum at September 30, 1996 ..........   $32,223   $36,319

Term note, bearing interest at 6
   percent per annum ....................     2,250     3,000
                                            -------   -------
                                             34,473    39,319
Less - estimated current maturities .....     7,933     3,750
                                            -------   -------
                                            $26,540   $35,569
                                            =======   =======

   Required principal payments on the bank group debt are $750,000 per quarter through December 31, 1997, with a final balloon payment of the remaining balance payable in March 1998. The loan documents with the bank group require that additional principal payments be made each quarter if quarterly cash flow exceeds a defined level. Due to a significant improvement in Deep Seas' operating results, Deep Seas made additional principal payments to the bank group of approximately $1.1 million and $2.2 million in July 1996 and October 1996, respectively. The October 1996 payment is reflected in year-end estimated current maturities. Estimated additional principal payments of approximately $2 million will be required based on the estimated excess cash flow of Deep Seas during the first quarter of fiscal year 1997 (included in estimated current maturities of long-term debt). The bank group's collateral for the long-term notes consists principally of preferred mortgages on the ATWOOD HUNTER and ATWOOD EAGLE. The loan documents also prohibit the cash payment of management fees, profits and certain other cash disbursements by Deep Seas prior to the time the notes are paid in full. There is also an annual limit on the amount of capital expenditures that can be made by Deep Seas. In fiscal 1995, Deep Seas obtained a waiver from the Bank Group with respect to expenditures which exceeded the capital expenditures limit, and it is anticipated that a similar waiver will be required in fiscal 1997 in connection with the upgrade of the ATWOOD HUNTER (see Note 4).

   A portion of the purchase price of the limited partner's interest is the ATWOOD HUNTER, ATWOOD FALCON and ATWOOD EAGLE (see Note 4) included the issuance of a $3 million unsecured note payable in four annual $750,000 installments.

   The estimated maturities of long-term debt are as follows (in thousands):

              FISCAL YEAR                AMOUNT
              -----------               --------
                  1997                  $  7,933
                  1998                    25,790
                  1999                       750
                                        --------
                                        $ 34,473
                                        ========

LINES OF CREDIT -

   The Company has a $10 million short-term line of credit with a bank that is secured by the pledge of a portion of the Company's United States treasury bonds. This line of credit is used to satisfy short-term working capital requirements. At September 30, 1996, there were no outstanding borrowings under this line of credit. At September 30, 1995, $1.5 million bearing interest of 6 percent was borrowed under this line of credit.

   The Company also has a $3 million unsecured short-term line of credit with a bank to support issuance, when required, of standby letters of guarantee and the Indian tax guarantee (see Note 6). At September 30, 1996, standby letters of guarantee in the aggregate amount of approximately $1 million were outstanding under this facility.

NOTE 6 - INCOME TAXES

   Domestic and foreign income (loss) before income taxes and minority interest for the three years ended September 30, 1996 are as follows (in thousands):

                                   1996             1995            1994
                                ---------         --------       ---------
Domestic income (loss)          $  17,508         $  6,237       $  (2,869)
Foreign income (loss)              (1,665)           1,787           6,501
                               ----------         --------       ---------
                                $  15,843         $  8,024       $   3,632
                                =========         ========       =========

   The provision (benefit) for domestic and foreign taxes on income consists of the following (in thousands):
                                        Fiscal    Fiscal   Fiscal
                                          1996      1995     1994
                                        ------   -------    -----
Current domestic provision ..........   $  452   $   700    $ 400
Deferred domestic provision (benefit)    1,400      (400)    (150)
Current foreign provision ...........    2,623     1,572      476
                                        ------   -------    -----
                                        $4,475   $ 1,872    $ 726
                                        ======   =======    =====

   Effective October 1, 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes". As of October 1, 1993, there was no cumulative effect of the accounting change for income taxes reflected in the Company's statement of operations. The components of the deferred income tax assets (liabilities) as of September 30, 1996 and 1995 are summarized as follows (in thousands):

                                                       September 30,
                                                   ----------------------
                                                     1996         1995
                                                   --------    --------
Deferred tax assets -
   Net operating loss carryforwards ............   $  2,950    $  4,570
   Investment tax credit carryforwards .........      2,460       3,620
   Book reserves ...............................      1,530       1,730
   Difference in book and tax basis of equipment      2,980       5,590
                                                   --------    --------
                                                      9,920      15,510
                                                   --------    --------
Deferred tax liabilities -
   Income recognized for tax in excess of book .      5,970       7,870
   Deferred charges ............................        450         430
   Unrealized holding gain (loss) on
        available-for-sale securities ..........        (71)        684
                                                   --------    --------
                                                      6,349       8,984
                                                   --------    --------
Net deferred tax assets before
       valuation allowance .....................      3,571       6,526
Valuation allowances ...........................     (4,350)     (6,660)
                                                   --------    --------
      Net deferred tax asset (liability) .......   $   (779)   $   (134)
                                                   ========    ========
Net current deferred tax assets ................   $  1,510    $  1,200
Net noncurrent deferred tax liabilities ........     (2,289)     (1,334)
                                                   --------    --------
      Net deferred tax asset (liability) .......   $   (779)   $   (134)
                                                   ========    ========

      U.S. deferred taxes have not been provided on foreign earnings totaling approximately $3.8 million which are permanently invested abroad. Foreign tax credits totaling approximately $600,000 are available to reduce the U.S. taxes on such amounts.

   The differences between the statutory and the effective income tax rate are as follows:

                                                  Fiscal  Fiscal  Fiscal
                                                   1996    1995    1994
                                                   ----    ----    ----
Statutory income tax rate ......................    34%     34%     34%
Increase (decrease) in tax rate resulting from -
    Foreign tax rate differentials, net of Foreign
       tax credit utilization...................    12       1     (18)
    Book depreciation on partnerships'
       assets with no tax basis ................     -       -      19
    Investment tax credits .....................     -       -     (14)
    Change in valuation allowance ..............   (15)    (10)      -
    Financial income not subject to domestic
       income taxes ............................     -      (1)     (2)
    Other, net .................................    (3)     (3)     (9)
                                                   ---     ---     ---
Effective income tax rate ......................    28%     21%     10%
                                                   ===     ===     ===

   The Company has United States net operating loss carryforwards totaling $8.7 million which expire in the fiscal years 2001 through 2003 and investment tax credit carryforwards totaling $2.5 million which expire in the fiscal years 1997 through 2001. Due to various utilization limitations, management estimates that a significant portion of these tax attributes will not be available to reduce future tax obligations; accordingly, a $4.4 million valuation allowance is recorded as of September 30, 1996

   For several years, the Company has pursued legal action to collect certain tax refund claims in India. As a result of favorable court decisions in India, and upon the Company providing a letter of guarantee, the Company received a tax refund in 1994 of $639,000 (net of taxes on interest and other related expense), which is reflected in the balance sheet as other deferred credits, pending ultimate resolution of the issue by the Indian High Court.

NOTE 7 - CAPITAL STOCK

   The Company has a stock option plan ("Stock Plan") under which non-qualified and incentive stock options may be granted to officers and key employees through December 5, 2000. The maximum number of shares of common stock that may be granted under the Stock Plan is 330,000. The Company also has options outstanding to purchase 23,100 shares under an incentive stock option plan ("Incentive Plan") which expired for future grant purposes on November 17, 1991. Under both plans, the exercise price of each option equals the market price of the Company's stock on the date of grant, and all outstanding options have a maximum term of 10 years. Under the Incentive Plan, options vest over a period from the fifth to the tenth year from the date of grant and under the Stock Plan, options vest over a period from the second to the fifth year from the date of grant.

   A summary of the status of the Company's plans as of September 30, 1996, 1995 and 1994, and changes during the years ended on those dates is presented below:

                                    1996                      1995                       1994
                           ------------------------   -----------------------   ---------------------------
                                         WEIGHTED-                 WEIGHTED-                   WEIGHTED-
                           NUMBER OF      AVERAGE     NUMBER OF     AVERAGE     NUMBER OF       AVERAGE
                            OPTIONS   EXERCISE PRICE   OPTIONS   EXERCISE PRICE  OPTIONS     EXERCISE PRICE
                           ---------  --------------  ---------  -------------- ----------   --------------
Outstanding at beginning of
    year                     240,100        $12.29      254,500        $12.19     258,800        $12.44

Granted                       75,500         34.49       32,000         13.13      44,000         13.38

Exercised                    (62,200)        12.23      (46,400)        11.75         ---           ---

Forfeited                        ---           ---          ---           ---     (18,000)         12.79

Expired                          ---           ---          ---           ---     (30,300)         16.25
                            --------                   --------                 ---------
Outstanding at end of year   253,400        $18.92      240,100        $12.29     254,500         $12.19
                            ========                   ========                  ========
Exercisable at end of year    82,338        $12.04       79,987        $12.12      58,300         $12.48
                            ========                   ========                  ========
Available for grant at end of
   year                          ---                     75,500                   107,500
                            ========                   ========                  ========
Weighted-average fair value of
   options granted during the
   year                     $  13.35
                            ========

   The following table summarizes information about stock options outstanding at September 30, 1996:

                           Options Outstanding                          Options Exercisable
              ----------------------------------------------     ---------------------------------
                                  WEIGHTED-
                    NUMBER         AVERAGE        WEIGHTED-        NUMBER
   RANGE OF      OUTSTANDING      REMAINING        AVERAGE      EXERCISABLE  WEIGHTED-AVERAGE
EXERCISE PRICES   AT 9/30/96  CONTRACTUAL LIFE  EXERCISE PRICE   AT 9/30/96   EXERCISE PRICE
---------------  -----------  ----------------  --------------  -----------  ----------------
$9.75 to 12.25      69,125       4.8 years        $  10.81         36,402       $ 10.53

13.00 to 14.75     108,775       6.4 years           13.28         45,936         13.24

33.25 to 37.94      75,500       9.5 years           34.49            ---           ---
                  --------                                         -------
9.75 to 37.94      253,400       6.9 years        $  18.92         82,338       $ 12.04
                  ========                                         =======

   As permitted by SFAS No. 123, the Company applies APB Opinion No. 25 and related Interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized for its stock option plans. Had compensation costs been determined based on the fair value at the grant dates for awards made in fiscal 1996 consistent with the method of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands, except for per share amounts):

Net Income            As reported             $11,368
                      Pro forma                11,291

Earnings per share    As reported             $ 1.71
                      Pro forma                 1.69

The fair value of grants made in fiscal 1996 was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used: risk-free interest rate of 5.8 percent, expected volatility of
33.7 percent, expected lives of 5 years and no dividend yield.

NOTE 8 - RETIREMENT PLAN

   The Company has a contributory retirement plan (the "Plan") under which qualified participants may make contributions of up to 5% of their compensation, as defined (the basic contribution). The Company makes a contribution to the Plan equal to twice the basic contribution. Company contributions vest 100 percent to each participant beginning with the fourth year of participation. If a participant terminates employment before becoming fully vested, the unvested portion is credited to the Company's account and can be used only to offset Company contribution requirements. The Company used $58,000 of forfeitures in fiscal 1996 and $112,000 of forfeitures in fiscal 1995 to reduce its cash contribution requirements,which resulted in actual contributions of $738,000 in fiscal 1996 and $637,000 in fiscal 1995. In fiscal 1994, the Company made cash contributions of $702,000 and did not utilize any forfeitures to reduce its contribution requirements. As of September 30, 1996, there remains approximately $74,000 of contribution forfeitures which can be utilized to reduce future Company cash contribution requirements.

NOTE 9 - FAIR VALUE OF FINANCIAL INSTRUMENTS

   The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities included in the accompanying Consolidated Balance Sheets approximated fair value due to the short maturity of these instruments. Since the $32.2 million note payable to the bank group has a market adjustable interest rate and a short maturity, the carrying value of this instrument approximates fair value. Although the $2.25 million term note has a fixed 6 percent interest rate at September 30, 1996, it also approximates fair value. The Company's only financial instruments at September 30, 1996 with a fair value different from carrying value are marketable securities; the difference of which is shown in Note 3.

NOTE 10 - CONCENTRATION OF MARKET AND CREDIT RISK

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

   Drilling revenues for fiscal 1996 include $25.6 million, $11.5 million and $8.4 million in revenues received from Esso Australia Limited/Esso Production Malaysia, Inc., Carigali-Triton Operating Company Sdn. Bhd. and Mobil Equatorial Guinea Inc., respectively. Drilling revenues for fiscal 1995 include $24.8 million, $16.0 million and $7.5 million in revenues from Esso Australia Limited/Esso Production Malaysia, Inc., BHP Petroleum Pty. Ltd. and Woodside Offshore Petroleum Pty. Ltd., respectively. Drilling revenues for fiscal 1994 included $24.8 million and $6.7 million in revenues received from Esso Australia Limited/Esso Production Malaysia, Inc. and Western Mining Corporation Limited, respectively.

NOTE 11 - OPERATIONS BY GEOGRAPHIC AREAS

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

A summary of revenues, operating income and identifiable assets by geographic areas is as follows (in thousands):

                               Fiscal           Fiscal           Fiscal
                                1996             1995             1994
                              --------         --------         ---------
 CONTRACT REVENUES:
  United States               $  6,208        $   4,981        $    5,483
  Australia                     31,043           35,314            31,192
  Southeast Asia                33,774           31,936            28,935
  Africa                         8,430              ---               ---
  India/Middle East                ---              ---               365
                              --------         --------         ---------
                              $ 79,455         $ 72,231         $  65,975
                              ========         ========         =========
OPERATING INCOME
  United States              $      42       $    (603)        $    1,160
  Australia                      8,018            6,562             6,013
  Southeast Asia                 6,316            4,318               902
  Africa                         3,831              ---               ---
  India/Middle East               (34)              (6)              (46)
  General corporate expense    (5,113)          (4,485)           (4,324)
                             ---------        ---------        ----------
                              $ 13,060        $   5,786         $   3,705
                              ========        =========         =========
IDENTIFIABLE ASSETS:
  United States               $ 31,071         $ 22,599         $  19,132
  Australia                     19,365           42,143            39,182
  Southeast Asia                64,163           62,166            63,024
  Africa                        21,780              ---               ---
  India/Middle East                  3                7                 9
  General corporate             22,927           25,938            32,113
                              --------         --------         ---------
                              $159,309         $152,853         $ 153,460
                              ========         ========         =========

NOTE 12 - QUARTERLY FINANCIAL DATA (UNAUDITED)

   Summarized quarterly results for fiscal years 1996 and 1995 are as follows:

                                         QUARTERS ENDED
                           ------------------------------------------------
                           DECEMBER 31,  MARCH 31,  JUNE 30,  SEPTEMBER 30,
                           ------------------------------------------------
                              (In thousands, except per share amounts)
1996
Revenues .................   $18,138    $19,086    $19,127      $23,104
Income before income taxes     1,308      2,281      3,638        8,616(a)
Net income ...............       662      1,331      2,379        6,996
Earnings per common share        .10        .20        .36         1.05

1995
Revenues .................   $18,306    $18,314    $18,548      $17,063
Income before income taxes     1,933      2,132      3,912(b)       955
Net income ...............     1,743      1,287      3,191          839
Earnings per common share        .26        .20        .48          .13


(a)The Company sold 32,000 shares of Mobil Corporation common stock which resulted in a $2.8 million positive effect on fiscal 1996 fourth quarter results.

(b)The Company sold 33,000 shares of Mobil Corporation common stock which resulted in a $2.4 million positive effect on fiscal 1995 third quarter results.

DIRECTORS

ROBERT W. BURGESS (3)
  Senior Vice President
  CIGNA Investment Division
  CIGNA Companies
  Bloomfield, Connecticut

GEORGE S. DOTSON (1, 2, 3)
  Vice President
  Helmerich & Payne, Inc.
  President
  Helmerich & Payne International
    Drilling Co.
  Tulsa, Oklahoma

W. H. HELMERICH, III
  Chairman
  Helmerich & Payne, Inc.
  Tulsa, Oklahoma

HANS HELMERICH (1, 3)
  President, Chief Executive Officer
  Helmerich & Payne, Inc.
  Tulsa, Oklahoma

JOHN R. IRWIN (1)
  President, Chief Executive Officer
  Atwood Oceanics, Inc.
  Houston, Texas

WILLIAM J. MORRISSEY (2)
  Bank Executive, Retired
  Elkhorn, Wisconsin

(1)  Executive Committee
(2)  Audit Committee
(3)  Compensation Committee

ANNUAL MEETING

The annual meeting of stockholders will be held on February 13, 1997 at the Company's principal office: 15835 Park Ten Place Drive, Houston, Texas. A formal notice of the meeting together with a proxy statement and form of proxy will be mailed to stockholders about January 13, 1997.

OFFICERS

JOHN R. IRWIN
  President, Chief Executive Officer

JAMES M. HOLLAND
  Senior Vice President and Secretary

GLEN P. KELLEY
  Vice President - Contracts and Administration

LARRY P. TILL
  Vice President - Operations


TRANSFER AGENT AND REGISTRAR

   Liberty Bank & Trust of Oklahoma City, N.A.
   P. O. Box 25848
   100 N. Broadway, 7th Floor (73102)
   Oklahoma City, OK 73125

FORM 10-K

   A copy of the Company's Form 10-K as filed with the Securities and Exchange Commission is available free on request by writing to:

   Secretary, Atwood Oceanics, Inc.
   P. O. Box 218350
   Houston, Texas 77218

STOCK PRICE INFORMATION -

   Atwood Oceanics, Inc. common stock is traded on The Nasdaq Stock Market (NASDAQ) under the symbol "ATWD". No cash dividends on common stock were paid in fiscal year 1995 or 1996, and none are anticipated in the foreseeable future. As of September 30, 1996, there were over 400 beneficial owners of the common stock of Atwood Oceanics, Inc. As of November 30, 1996, the closing sale price of the common stock of Atwood Oceanics, Inc., as reported by NASDAQ, was $55.50 per share. The following table sets forth the range of high and low sales prices per share of common stock as reported by NASDAQ for the periods indicated.

                                  1995                        1996
                           -------------------         -------------------
QUARTERS ENDED              LOW          HIGH             LOW        HIGH

December 31                 11 3/4     14 1/4           16 1/2     27

March 31                    10 3/8     14 3/8           24 1/2     37 3/4

June 30                     13 5/8     16 1/2           36         45 1/4

September 30                15 1/4     22 3/4           40         50 1/2

                                    APPENDIX

The following graphic and image information in the form of "Bar Charts" are located in the Annual Report immediately following "Highlights".

BAR CHART - CONTRACT REVENUES ($ MILLIONS)

1992              1993             1994             1995             1996
----              ----             ----             ----             ----
$44.7             $51.8            $66.0            $72.2            $79.5

BAR CHART - EARNINGS, BEFORE DEPRECIATION, INTEREST AND TAXES ($ MILLIONS)

1992              1993             1994             1995             1996
----              ----             ----             ----             ----
$4.3              $9.3             $15.3            $20.8            $25.3

BAR CHART - OPERATING CASH FLOW ($  MILLIONS)

1992              1993             1994             1995             1996
----              ----             ----             ----             ----
$2.9              $8.1             $16.8            $14.9            $20.3

BAR CHART - NET INCOME (LOSS) ($ MILLIONS)

1992              1993             1994             1995             1996
----              ----             ----             ----             ----
$(20.9)           $(1.8)           $6.2             $7.1             $11.4

BAR CHART - CAPITAL EXPENDITURES ($ MILLIONS)

1992              1993             1994             1995             1996
----              ----             ----             ----             ----
$15.5             $5.3             $6.4             $25.7            $9.5

BAR CHART - CASH AND SECURITIES HELD FOR INVESTMENT ($ MILLIONS)

1992              1993             1994             1995             1996
----              ----             ----             ----             ----
$33.9             $35.0            $41.0            $38.1            $40.5