Form 10-K, Exhibit 13
period 1997-09-30
ATWOOD OCEANICS INC
filed 1997-12-19
CIK 8411

EXHIBIT 13.1
                       1997 ANNUAL REPORT TO SHAREHOLDERS

                                   THE COMPANY



     Atwood Oceanics, Inc. is engaged in the business of international offshore drilling of exploratory and developmental oil and gas wells and related support, management and consulting services. Presently, the Company owns and operates a modern fleet of seven mobile offshore rigs and one modular platform rig, as well as manages the operations of two operator-owned platform rigs in Northwest Australia. The Company also owns a fifty percent interest in a new generation platform rig operating in Australia. The Company supports its operations from headquarters in Houston and affiliated offices in Australia, Malaysia, Indonesia, Philippines, United Kingdom and Equatorial Guinea.

                               PRESIDENT'S MESSAGE

TO OUR SHAREHOLDERS AND EMPLOYEES

     During fiscal 1997, the Company continued to enhance shareholders' equity through its improving financial trends. Net income increased 37% to $15.6 million, while contract revenues increased 12% to $89.1 million. Earnings before depreciation, interest, taxes and investment income increased 50% from $22.8 million to $34.2 million. Based upon current rig contract commitments, the Company's financial performance should continue to reflect improving trends during fiscal 1998.

     Fiscal 1997 was a year marked with many accomplishments. Major upgrades of the ATWOOD HUNTER and the ATWOOD SOUTHERN CROSS were completed with the rigs commencing contracts in September and November 1997, respectively. The ATWOOD FALCON, ATWOOD EAGLE and RICHMOND were fully utilized during fiscal 1997 and have either commenced new contracts or extended existing contracts at significantly higher dayrates between September 1997 and November 1997. RIG 200, our newly constructed state-of-the-art platform rig, commenced a term contract in Australia in January 1997 and is currently drilling its seventeenth well. The SEAHAWK and RIG 19 contracts have been extended for additional platforms at higher dayrates. Upgrades of the client-owned GOODWYN 'A' and NORTH RANKIN 'A' rigs have been approved and are being project managed by the Company. Currently, the VICKSBURG is under tow to a Singapore shipyard for upgrade and cantilever conversion, which will take several months to complete. After completion of its current drilling program during fiscal 1998, the ATWOOD FALCON will be towed to a Southeast Asia shipyard to undergo a water-depth upgrade for a three-year contract in the Philippines.

     In addition to improved financial performance and contract enhancements, the Company has also achieved several other important goals. To help provide funding for the Company's planned rig upgrade opportunities, the Company entered into a $125 million revolving credit facility with a bank group in July 1997 at competitive interest rates. The Company listed its common stock on the New York Stock Exchange in August 1997 and declared a stock split in the form of a two-for-one stock dividend in November 1997.

     Striving for safe operations has remained at the forefront of our efforts during 1997. Once again, we extend our appreciation to our employees and shareholders for their contributions and support of our joint efforts to continue building the Company in the years ahead.


                                                John R. Irwin
                                                President

                              FINANCIAL HIGHLIGHTS




--------------------------------------------------------------------------------

--------------------------------------------------------------------------------



                                                       Fiscal     Fiscal
                                                        1997       1996

                                                          (In Thousands)

FOR THE YEAR
            REVENUES FROM CONTRACT DRILLING AND
                       MANAGEMENT                    $ 89,082   $ 79,455
            NET INCOME                                 15,619     11,368
            CAPITAL EXPENDITURES (including
               investment in RIG-200)                  62,778      9,526


AT YEAR END

            CASH AND SECURITIES HELD FOR INVESTMENT  $42,234    $ 40,492
   NET PROPERTY AND EQUIPMENT                        143,923      91,124
            TOTAL ASSETS                             215,330     159,309
            TOTAL SHAREHOLDERS' EQUITY               122,689     105,554




                     Atwood Oceanics, Inc. and Subsidiaries
                           FIVE YEAR FINANCIAL REVIEW



                                    At or For the Years Ended September 30,
--------------------------------------------------------------------------------
(In thousands, except per
     share amounts, fleet        1997      1996     1995       1994        1993
     data and ratios)
--------------------------------------------------------------------------------
STATEMENTS OF OPERATIONS DATA:

  Operating revenues             $89,082  $ 79,455  $ 72,231 $ 65,975   $51,775
  Drilling costs and general
    and administrative expenses  (54,890)  (56,653)  (55,311) (48,652)  (41,797)
  OPERATING MARGIN                34,192    22,802    16,920   17,323     9,978
  Depreciation                    (9,979)   (9,742)  (11,134) (13,618)  (13,045)
  OPERATING INCOME (LOSS)         24,213    13,060     5,786    3,705    (3,067)
  Other income (expense)           1,165     2,783     2,238      (73)     (597)
  Minority interest in
     loss of Partnerships            ---       ---       908    3,303     4,821
  Tax provision                   (9,759)   (4,475)   (1,872)    (726)   (2,948)

  NET INCOME (LOSS)             $ 15,619  $ 11,368  $  7,060  $ 6,209  $ (1,791)





PER SHARE DATA:

  Net earnings (loss) (1)       $   1.16  $  .85   $    .54   $   .47     $(.14)
  Weighted average shares
      outstanding (1)             13,474  13,328     13,182    13,164    13,164

FLEET DATA:

  Number of rigs owned or
     managed, at end of period       11       11        10         9         10
  Utilization rate for
     in-service rigs (excludes
     contractual downtime for
     rig upgrades in 1997)          100%     100%       99%       99%        88%

BALANCE SHEETS DATA:

  Cash and securities held
     for investment           $ 42,234  $ 40,492  $ 37,922   $41,047   $ 35,044
  Working capital               27,549    26,151    13,761    25,171     14,703
  Net property and equipment   143,923    91,124    91,427    82,845     90,150
  Total assets                 215,330   159,309   152,853   153,460    149,853
  Total long-term debt          59,500    34,473    39,319    53,294     58,409
  Shareholders' equity         122,689   105,554    94,892    85,959     79,750
  Ratio of current assets
     to current liabilities       2.41      2.45      1.67      2.89       2.24



     Note - (1)  Retroactively  adjusted  to  reflect  two-for-one  stock  split declared in November 1997.




       (The Company has not paid any cash dividends on its common stock.)

                          OFFSHORE DRILLING OPERATIONS


NAME  TYPE  PERCENTAGE      MAXIMUM                        CONTRACT
OF     OF   OF 1997         WATER                          STATUS AT
RIG   RIG   REVENUES  BUILT DEPTH  LOCATION     CUSTOMER   NOVEMBER 30, 1997

                     DRILLING RIGS WHOLLY OR PARTIALLY OWNED

ATWOOD THIRD-   19%  1983 2,500 FT. PHILIPPINES  SHELL    In November 1997,
FALCON GENERATION                             PHILIPPINES the rig commenced
       SEMISUBMERSIBLE                        EXPLORATION drilling under a two
                                                 B.V.     phase program.  Phase
                                                          one involves the
                                                          drilling of four wells
                                                          estimated to extend to
                                                          June 1998.  Upon
                                                          completion of the
                                                          Phase one program, the
                                                          rig will be trans-
                                                          ported to Singapore
                                                          to undergo an upgrade
                                                          to enable the rig to
                                                          operate in up to 3,500
                                                          feet of water.  When
                                                          the upgrade is
                                                          completed (estimated
                                                          the first quarter of
                                                          fiscal 1999), the rig
                                                          will be transported
                                                          back to the Phillip-
                                                          pines to commence the
                                                          three-year phase two
                                                          drillng program.

ATWOOD THIRD-    6%  1981 3,500 FT.    UNITED  BRITISH-   Upon completion of
HUNTER GENERATION         (Water depth STATES  BORNEO     nine month upgrade
       SEMISUBMERSIBLE    upgrade in   GULF OF PETROLEUM  period, the rig
                          1997)        MEXICO  INC.       commenced drilling
                                                          under a firm three-
                                                          year contract in
                                                          September 1997.

ATWOOD THIRD-  22%  1982  2,500 FT.    EQUATOR- MOBIL     Estimated completion
EAGLE  GENERATION                      IAL      EQUATOR-  of current contract is
       SEMISUBMSIBLE                   GUINEA   IAL       February/March 1998.
                                                GUINEA
                                                INC.

                                                ENTER-    Upon completion of the
                                                PRISE     current drilling
                                                OIL       contract, the rig will
                                                ITALIANA  be mobilized to the
                                                S.p.A. AND Mediterranean Sea for
                                                BG        a minimum 200-day
                                                EXPLORA-  drilling program.
                                                TION AND
                                                PRODUCTION
                                                LIMITED

SEAHAWK SECOND- 12% 1974/   N/A       MALAYSIA  ESSO       Term contract
        GENERATION  1992                        PRODUC-    (estimated completion
        SEMISUB-                                TION       December 1998).
        MERSIBLE                                MALAYSIA,
        TENDER                                  INC.
        ASSIST

VICKS-  JACK-UP 6%  1976  300 FT.     AUSTRALIA WESTERN     The rig should
BURG                                            MINING      complete its current
                                                CORPORATION contract in December
                                                LIMITED     1997, at which time
                                                            it will be trans-
                                                            ported to Singapore
                                                            to commence an
                                                            upgrade and
                                                            refurbishment
                                                            project estimated
                                                            to extend into the
                                                            fourth quarter of
                                                            fiscal 1998.

RIG-19 MODULAR  8%  1988   N/A       AUSTRALIA  ESSO        Term contract
                                                AUSTRALIA   (estimated drilling
                                                LIMITED     work of between 9
                                                            and 12 months from
                                                            January 1998).




                                     Page 6


RICH-  SUBMER- 10%  1982  75 FT.     UNITED     CHEVRON     Term Contract
MOND   SIBLE                         STATES     U.S.A.      (estimated
                                     GULF OF                completion May 1998).
                                     MEXICO

ATWOOD  SECOND- 0%  1976  2,000 FT.  AUSTRALIA  SANTOS LTD. In November 1997,
SOUTH-  GENERATION (Refurbished                             the rig commenced
ERN     SEMISUB-   and upgraded                             drilling a 300-day
CROSS   MERSIBLE   in 1997)                                 plus option
                                                            contract.


RIG-200 MODULAR 7%  1995   N/A       AUSTRALIA  ESSO        The rig commenced
        PLATFORM                                AUSTRALIA   drilling under a
                                                LIMITED     two-year contract
                                                            with options in
                                                            January 1997.

                           MANAGEMENT/LABOR CONTRACTS

GOOD-  MODULAR  8%   N/A     N/A     AUSTRALIA  WOODSIDE    Term contract for
WYN 'A'PLATFORM                                 OFFSHORE    management of
                                                PETROLEUM   owner funded rig
                                                PTY. LTD.   upgrades and options
                                                ("WOODSIDE")for management of
                                                            extended drilling
                                                            program.

NORTH   MODULAR 2%   N/A     N/A     AUSTRALIA  WOODSIDE    Term contract for
RANKIN  PLATFORM                                            management of owner
'A'                                                         funded rig upgrades
                                                            and option for
                                                            management of
                                                            extended drilling
                                                            program.


                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     This Annual Report to Shareholders and the Form 10-K for the fiscal year ended September 30, 1997 includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this report and the related Form 10-K regarding the Company's financial position, business strategy, budgets and plans and objectives of management for future operations are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations ("Cautionary Statements") are disclosed in "Liquidity and Capital Resources" and elsewhere in this report and the related Form 10-K. All subsequent written and oral forward-looking statements attributable to the Company, or persons acting on its behalf, are expressly qualified in their entirety by the Cautionary Statements.

OUTLOOK

     Activity in the offshore contract drilling industry continues to be strong in virtually all worldwide market areas, with current worldwide fleet utilization for mobile offshore units in excess of 95 percent. Except for two rigs idle for upgrades, the Company had 100 percent utilization of its drilling fleet in 1997. With the completion of the upgrades of the ATWOOD HUNTER in September 1997 and the ATWOOD SOUTHERN CROSS in November 1997, all of the Company's drilling vessels are currently generating revenues. Based upon firm contract commitments for its fleet, the Company should maintain a high level of equipment utilization during fiscal 1998.


RESULTS OF OPERATIONS

Fiscal Year 1997 Versus Fiscal Year 1996

     Despite the ATWOOD HUNTER being idle for approximately eight months while undergoing upgrades, contract revenues in fiscal 1997 increased 12 percent to $89.1 million from $79.5 million. This increase was primarily attributable to dayrate increases on the ATWOOD FALCON, ATWOOD EAGLE and RICHMOND, to an increase in labor services provided to NORTH RANKIN 'A' and to a complete year of revenues from RIG-200. An analysis of contract revenues by rig for fiscal 1997 and 1996 is as follows:



                                       CONTRACT REVENUES
                        -----------------------------------------------

                                         (In millions)

                          Fiscal        Fiscal
                           1997          1996         Variance

ATWOOD FALCON             $16.9        $ 11.5         $  5.4
ATWOOD HUNTER               5.2          11.3           (6.1)
ATWOOD EAGLE               19.3          15.6            3.7
RIG-200                     5.9           2.2            3.7
SEAHAWK                    11.3          11.0            0.3
VICKSBURG                   5.1           5.0            0.1
RIG-19                      7.1           8.2           (1.1)
RICHMOND                    8.8           6.2            2.6
GOODWYN 'A'                 7.3           7.6           (0.3)
NORTH RANKIN 'A'            2.2           0.9            1.3


                          $89.1        $ 79.5          $ 9.6



     Contracts commenced during the last half of fiscal 1996 by the ATWOOD FALCON AND ATWOOD EAGLE, which resulted in dayrate increases of approximately 60 percent and 25 percent, respectively, extended through fiscal 1997, accounting for the increase in revenues for these rigs. The ATWOOD HUNTER entered the shipyard in December 1996 for its deep water upgrade which was not completed until September 1997, accounting for its decrease in revenues. The Company began receiving a holding dayrate on RIG-200 in January 1996 while awaiting commencement of active drilling operations in Australia which did not occur until January 1997. A full year of revenues coupled with the commencement of active drilling at higher dayrates accounted for the increase in revenues for RIG-200. Stable contracts for the SEAHAWK and VICKSBURG provided consistency to these operations. The decline in revenues for RIG-19 was due to the rig being moved to a new platform during fiscal 1997 with no revenues being recognized during the relocation period. Market conditions for the RICHMOND also improved during fiscal 1997 resulting in increased revenues.

     In contrast to a 12 percent increase in contract revenues, contract drilling and managment costs in fiscal 1997 decreased 5 percent to $48.8 million from $51.5 million. The decrease was primarily due to the absence of drilling costs on the ATWOOD HUNTER during its upgrade period. An analysis of contract drilling and management costs by rig is as follows:



                                            CONTRACT DRILLING AND
                                              MANAGEMENT COSTS
                           ----------------------------------------------------

                                                (In millions)

                             Fiscal          Fiscal
                              1997            1996          Variance

ATWOOD FALCON                $ 6.3           $  6.9         $(0.6)
ATWOOD HUNTER                  1.7              7.2          (5.5)
ATWOOD EAGLE                   9.8              9.1           0.7
RIG-200                        2.0              0.3           1.7
SEAHAWK                        7.0              6.5           0.5
VICKSBURG                      3.6              3.1           0.5
RIG-19                         5.3              6.4          (1.1)
RICHMOND                       5.0              4.8           0.2
GOODWYN 'A'                    5.7              5.9          (0.2)
NORTH RANKIN 'A'               1.1              0.6           0.5
OTHER                          1.3              0.7           0.6

                            $ 48.8           $ 51.5         $(2.7)



     The ATWOOD HUNTER was out of service for approximately eight months in fiscal 1997 during the upgrade period. The increase in costs of RIG-200 was due to a full year of operations. The decrease in costs for RIG-19 was due to its relocation to a new platform which resulted in no drilling costs being recognized during the relocation period. The increase in operating costs for the ATWOOD EAGLE, SEAHAWK, VICKSBURG and NORTH RANKIN 'A' were due primarily to higher payroll related costs.

     An analysis of depreciation expense by rig is as follows:

                                      DEPRECIATION EXPENSE
                        -------------------------------------------------

                                          (In millions)

                          Fiscal        Fiscal
                           1997          1996          Variance

ATWOOD FALCON             $ 2.7         $ 2.6          $ 0.1
ATWOOD HUNTER               0.6           1.6           (1.0)
ATWOOD EAGLE                2.1           2.0            0.1
RIG-200                     1.5           0.0            1.5
SEAHAWK                     2.2           2.2            0.0
VICKSBURG                   0.0           0.0            0.0
RIG-19                      0.2           0.6           (0.4)
RICHMOND                    0.4           0.4            0.0
OTHER                       0.3           0.3            0.0

                          $10.0         $ 9.7          $ 0.3


     With the ATWOOD HUNTER out-of-service for drilling operations during its water depth enhancement, no depreciation was recognized during the rig's upgrade period. Deprecation of RIG-200 commenced upon start-up of active drilling operation in January 1997.

     General and administrative expense increased 19 percent in fiscal 1997 compared to fiscal 1996. This increase was attributable to an increase in payroll related costs and to professional fees associated with a registration statement filed with the Securities and Exchange Commission in February 1997 with respect to a public offering of 1.5 million shares of the Company's common stock which was subsequently withdrawn due to the stock price range not adequately reflecting the value of the Company. Investment income in fiscal years 1997 and 1996 of $2.4 million and $2.5 million, respectively, offset interest expense for both years. With an increase in taxable income and virtually no carryforward tax attributes, both foreign and domestic tax provisions significantly increased.


Fiscal Year 1996 Versus Fiscal Year 1995

     Contract revenues in fiscal 1996 increased 10 percent to $79.5 million from $72.2 million. This increase was primarily attributable to commencement of contract revenues from Rig-200 in addition to general dayrate increases on the fleet. An analysis of contract revenues by rig for fiscal years 1996 and 1995 is as follows:

                                          CONTRACT REVENUES
                           -----------------------------------------------------

                                                     (In millions)

                             Fiscal           Fiscal
                              1996             1995                Variance

ATWOOD FALCON                $  11.5          $  10.9               $  0.6
ATWOOD HUNTER                   11.3             10.2                  1.1
ATWOOD EAGLE                    15.6             15.1                  0.5
RIG-200                          2.2              0.0                  2.2
SEAHAWK                         11.0             10.8                  0.2
VICKSBURG                        5.0              4.9                  0.1
RIG-19                           8.2              7.1                  1.1
RICHMOND                         6.2              5.0                  1.2
GOODWYN 'A'                      7.6              7.3                  0.3
NORTH RANKIN 'A'                 0.9              0.9                  0.0


                              $ 79.5           $ 72.2              $   7.3



     The increase in revenues for the ATWOOD FALCON was due to an increase of approximately 60 percent in the contract dayrate during the fourth quarter of fiscal 1996. The increase in revenues for the ATWOOD HUNTER was also due to higher dayrates in fiscal 1996 compared to fiscal 1995. In 1996, the ATWOOD EAGLE was relocated from the territorial waters of Australia to the territorial waters of Equitorial Guinea with an approximate 25 percent increase in contract dayrate. The Company received dayrate revenues from RIG-200 during the period January 1996 through September 1996 while awaiting instructions for shipment to Australia. Stable contracts for the SEAHAWK, VICKSBURG and RIG-19 provided consistency to these operations. The $1.1 million increase in RIG-19 revenues was due to an increase in the dayrates during fiscal 1996. As a result of improved market conditions, the RICHMOND, also experienced an increase in dayrate revenues during fiscal 1996.

     In contrast to a 10 percent increase in contract revenues, contract drilling and management costs increased only one percent in fiscal 1996 compared to fiscal 1995. An analysis of contract drilling and management costs by rig is as follows:



                                              CONTRACT DRILLING AND
                                                MANAGEMENT COSTS
                           -----------------------------------------------------

                                                   (In millions)

                             Fiscal          Fiscal
                              1996            1995                 Variance

ATWOOD FALCON                $  6.9          $  6.4                $  0.5
ATWOOD HUNTER                   7.2             7.2                   0.0
ATWOOD EAGLE                    9.1            12.7                  (3.6)
RIG-200                         0.3             0.0                   0.3
SEAHAWK                         6.5             5.9                   0.6
VICKSBURG                       3.1             3.0                   0.1
RIG-19                          6.4             5.1                   1.3
RICHMOND                        4.8             4.1                   0.7
GOODWYN 'A'                     5.9             5.2                   0.7
NORTH RANKIN 'A'                0.6             0.6                   0.0
OTHER                           0.7             0.6                   0.1

                             $ 51.5          $ 50.8                $  0.7



     The increases in operating costs for the ATWOOD FALCON, SEAHAWK and RICHMOND were due to increases in general maintenance and payroll related costs. The reduction in the ATWOOD EAGLE's costs was attributable to the rig being relocated from Australia to Equitorial Guinea where operating costs are lower, primarily due to reductions in local labor costs, and to the rig incurring costs in fiscal 1995 associated with certain required surveys and repairs that were not required in fiscal 1996. The increase in operating costs of RIG-19 was primarily due to increase in payroll related costs as a result of certain labor union awards in Australia. The increase in operating costs of the GOODWYN 'A' was also attributable to higher labor costs in Australia.

     An analysis of depreciation expense by rig is as follows:

                                                DEPRECIATION EXPENSE
                                  ----------------------------------------------

                                                    (In millions)

                                     Fiscal        Fiscal
                                      1996          1995         Variance

ATWOOD FALCON                      $  2.6        $  3.1         $ (0.5)
ATWOOD HUNTER                         1.6           1.8           (0.2)
ATWOOD EAGLE                          2.0           2.2           (0.2)
SEAHAWK                               2.2           2.3           (0.1)
VICKSBURG                             0.0           0.0            0.0
RIG-19                                0.6           1.2           (0.6)
RICHMOND                              0.4           0.3            0.1
OTHER                                 0.3           0.2            0.1

                                   $  9.7        $ 11.1         $ (1.4)


     On December 31, 1994, when the Company acquired the remaining 50 percent interest in the ATWOOD FALCON, ATWOOD HUNTER and ATWOOD EAGLE, management increased the estimated useful lives of these rigs by an additional five years which accounts for reduction in depreciation expense for these rigs in fiscal 1996. The decrease in depreciation expense of RIG-19 was due to virtually all of the rig's capital equipment becoming fully depreciated in fiscal 1996.

     General and administrative expenses increased 14 percent in fiscal 1996 compared to fiscal 1995. This increase was attributable to increases in payroll related costs and professional fees. Investment income in fiscal years 1996 and 1995 of $2.5 million and $2.8 million, respectively, virtually offset interest expense for both years. In fiscal 1996, the Company sold its remaining 32,000 shares of Mobil Corporation common stock at a realized gain of $2.8 million. Foreign tax expense increased from $1.6 million in fiscal 1995 to $2.6 million in fiscal 1996 and domestic taxes increased from $300,000 in fiscal 1995 to $1.9 million in fiscal 1996, which accounted for the increase in the provision for income taxes.



LIQUIDITY AND CAPITAL RESOURCES


     During fiscal 1997, operating cash flow (before changes in working capital and other assets and liabilities) increased 27 percent from $20.3 million in fiscal 1996 to $25.8 million. In order to provide funding for all rig upgrade opportunities, the Company executed a $125 million revolving credit agreement with a bank group in July 1997, with $58 million borrowed under this facility at September 30, 1997. During fiscal 1997, the Company utilized its internally generated funds and funds borrowed under the revolving credit facility to repay $33 million in existing debt, to invest approximately $38 million in the water-depth upgrade of the ATWOOD HUNTER, to invest approximately $20 million in the refurbishment and upgrade of the ATWOOD SOUTHERN CROSS, and to fund approximately $5 million in other capital expenditures.

     After enhancing the ATWOOD HUNTER to drill in up to 3,500 feet of water and relocating the rig from Southeast Asia to the United States Gulf of Mexico at an aggregate cost of approximately $45 million, of which $38 million was expended during fiscal 1997, the rig commenced drilling under a three-year contract in September 1997. The contract provided for the payment of a $10 million mobilization fee which offset a portion of the Company's costs. During fiscal 1997, the ATWOOD SOUTHERN CROSS was mobilized from Australia to a shipyard in Singapore to undergo refurbishment and upgrade at an aggregate cost of approximately $35 million, of which $20 million was expended during fiscal 1997. The rig's refurbishment and upgrade was completed in November 1997, at which time the rig was mobilized back to Australia to commence a 300-day plus option contract.

     The ATWOOD FALCON is currently in the Philippines drilling phase one of a two phase program. Upon completion of the phase one drilling program (estimated June 1998), the rig will be mobilized to Singapore to undergo an estimated $50 million water-depth upgrade. When the upgrade is completed (estimated the first quarter of fiscal 1999), the rig will be mobilized back to the Philippines to commence the three-year phase two drilling program.

     The VICKSBURG will complete its current contract in Australia in December 1997, at which time the Company plans to mobilize the rig to Singapore for an upgrade to provide for cantilevering for extended reach drilling, to add a top drive and to provide other enhanced drilling capabilities at an estimated cost of $35 million. The rig is currently being marketed in its upgrade mode, and management is confident that a profitable contract will be obtained for this rig after its upgrade.

     At September 30, 1997, the Company continued to have approximately $22.6 million invested in United States treasury bonds, of which $20 million in market value plus the ATWOOD HUNTER, ATWOOD EAGLE and the RICHMOND are pledged as collateral under the $125 million revolving credit agreement. The revolving line of credit converts to a reducing facility commencing on March 31, 1999, with commitment reduction of $8.3 million per quarter until final maturity on March 31, 2002.

     Management expects the Company's revolving credit facility plus cash on hand and operating cash flow to provide sufficient cash resources to fund all of the currently planned rig upgrades. Depending upon additional capital investments, anticipated future operating cash flows are expected to provide the Company with the option of repaying funds borrowed under the revolving credit facility prior to its required maturity. However, as additional growth opportunities are pursued, additional funding may be required. The Company would expect to finance additional capital expenditures through a combination of operating cash flows or equity or debt financing; however, the Company can give no assurance that additional equity or debt financing would be available on terms acceptable to the Company. The Company continues to periodically review and adjust its planned capital expenditures and financing of such expenditures in light of current market conditions.

                     Atwood Oceanics, Inc. and Subsidiaries
                           CONSOLIDATED BALANCE SHEETS



                                                      September 30,
---------------------------------------------------------------------------

(In thousands)                                      1997          1996
---------------------------------------------------------------------------



ASSETS

CURRENT ASSETS:

  Cash and cash equivalents                      $19,264      $ 17,565
  Accounts receivable                             16,353        16,687
  Inventories of materials and supplies,
    at lower of average cost or market             7,004         5,454
  Deferred tax assets                              1,820         1,510
  Prepaid expenses                                 2,610         2,954
      Total Current Assets                        47,051        44,170

SECURITIES HELD FOR INVESTMENT:

   Held-to-maturity, at amortized cost            22,581        22,576
   Available-for-sale, at fair value                 389           351
                                                  22,970        22,927

PROPERTY AND EQUIPMENT, at cost:



  Drilling vessels, equipment and
    drill pipe                                 249,496         191,801
  Other                                          5,363           4,810
                                               254,859         196,611

  Less - accumulated depreciation              110,936         105,487

    Net Property and Equipment                 143,923          91,124


DEFERRED COSTS AND OTHER ASSETS                  1,386           1,088

                                              $215,330        $159,309











     The accompanying notes are an integral part of these consolidated financial statements.

                     Atwood Oceanics, Inc. and Subsidiaries
                           CONSOLIDATED BALANCE SHEETS



                                                     September 30,
--------------------------------------------------------------------------

(In thousands, except share data)                 1997           1996
--------------------------------------------------------------------------



LIABILITIES AND SHAREHOLDERS'
EQUITY

CURRENT LIABILITIES:

  Current maturities of long-term debt         $   750      $   7,933
 Accounts payable                                5,323          2,615
  Accrued liabilities                           13,429          7,471
    Total Current Liabilities                   19,502         18,019

LONG-TERM DEBT,
  net of current maturities                     58,750         26,540

DEFERRED CREDITS:
  Income taxes                                   1,810          2,289
  Mobilization fees and other                   12,579          6,907

                                                14,389          9,196


SHAREHOLDERS' EQUITY:

  Preferred stock, no par value;
    1,000,000 shares authorized,
    none outstanding                               ---            ---

  Common stock, $1 par value; 20,000,000
    shares authorized with 13,546,000 and
    13,382,000 issued and outstanding in 1997
    and 1996, respectively                      13,546         13,382
  Paid-in capital                               50,104         48,779
  Net unrealized holding loss on
   available-for-sale securities                 (112)          (139)
  Retained earnings                             59,151         43,532

  Total Shareholders' Equity                   122,689        105,554

                                              $215,330       $159,309









     The accompanying notes are an integral part of these consolidated financial statements.

                     Atwood Oceanics, Inc. and Subsidiaries
                      CONSOLIDATED STATEMENTS OF OPERATIONS




                                                       Years Ended September 30,
----------------------------------------------------------------------------------
(In thousands, except per share amounts)              1997       1996       1995
----------------------------------------------------------------------------------



REVENUES:
  Contract drilling                                $86,833    $78,555    $70,715
  Contract management                                2,249        900      1,516

                                                    89,082     79,455     72,231

COSTS AND EXPENSES:
  Contract drilling                                 47,714     50,912     50,241
  Contract management                                1,076        628        585
  Depreciation                                       9,979      9,742     11,134
  General and administrative                         6,100      5,113      4,485

                                                    64,869     66,395     66,445

OPERATING INCOME                                    24,213     13,060      5,786

OTHER INCOME (EXPENSE)
  Interest expense                                 (1,212)    (2,522)    (2,936)
  Investment income                                  2,377      2,510      2,804
  Realized gain on sale of securities                  --       2,795      2,370

                                                     1,165      2,783      2,238

INCOME BEFORE MINORITY INTEREST AND INCOME TAXES    25,378     15,843      8,024

MINORITY INTEREST IN LOSS OF PARTNERSHIPS              ---        ---        908

INCOME BEFORE INCOME TAXES                          25,378     15,843      8,932

PROVISION FOR INCOME TAXES                           9,759      4,475      1,872

NET INCOME                                         $15,619    $11,368    $ 7,060

EARNINGS PER COMMON SHARE                          $  1.16    $   .85    $   .54

WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES OUTSTANDING                         13,474     13,328     13,182







     The accompanying notes are an integral part of these consolidated financial statements.

                     Atwood Oceanics, Inc. and Subsidiaries
                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                  For Years Ended September 30,
-------------------------------------------------------------------------------
(In thousands)                                    1997        1996        1995
-------------------------------------------------------------------------------

CASH FLOW FROM OPERATING ACTIVITIES:

     Net income                                $15,619    $ 11,368     $  7,060
       Adjustments to reconcile
         net income to net cash
         provided by operating activities:

       Depreciation                              9,979       9,742       11,134
       Amortization of deferred items              539         604          429
       Deferred federal income tax
          provision (benefit)                     (330)      1,400         (400)
       Gain on sale of securities                  ---      (2,795)      (2,370)
       Minority interest in loss
          of partnerships                          ---         ---         (908)

     Changes in assets and liabilities:
       Decrease (increase) in
          accounts receivable                      334     (3,412)          490
       Increase (decrease)
          in accounts payable                    2,708     (3,645)        2,532
       Increase (decrease)
          in accrued liabilities                 5,958     (1,524)        2,422
       Net mobilization fees                     6,286      3,000           ---
       Other                                    (1,848)     2,216        (1,192)

                                                23,626      5,586        12,137
         Net Cash Provided by Operating
          Activities                            39,245     16,954        19,197

CASH FLOW FROM INVESTING ACTIVITIES:

     Proceeds from sale of securities             ---       3,738         3,343
     Capital expenditures                     (62,153)     (6,660)       (4,545)
     Investment in Rig-200                       (625)     (2,866)       (7,872)
     Acquisition of interest in
          partnerships                            ---         ---       (13,275)
     Payments received on notes receivable        ---         ---           202
         Net Cash Used by Investing
               Activities                    (62,778)     (5,788)       (22,147)

CASH FLOW FROM FINANCING ACTIVITIES:

     Proceeds from exercises of
           stock options                       1,019          761           545
     Proceeds from revolving
           credit facility                    58,000          ---           ---
     Principal payments on
           long-term debt                    (32,973)      (4,846)       (3,130)
     Deferred financing costs                   (814)         ---           ---
     Net payments to limited
           partner                               ---          ---          (100)
     Proceeds (repayment) of
           short-term note payable               ---       (1,500)        1,500
          Net Cash Provided (Used)
          by Financing Activities             25,232       (5,585)       (1,185)

NET INCREASE (DECREASE) IN CASH
          AND CASH EQUIVALENTS                 1,699        5,581        (4,135)

CASH AND CASH EQUIVALENTS,
          at beginning of period              17,565       11,984        16,119

CASH AND CASH EQUIVALENTS,
          at end of period                   $19,264     $ 17,565      $ 11,984
__________________________
Supplemental disclosure of
     cash flow information:
     Cash paid during the year for
          domestic and foreign income taxes  $ 6,896     $  2,660      $  1,558
     Cash paid during the year for interest,
          net of amounts capitalized         $ 1,295     $  2,478      $  2,552

     The accompanying notes are an integral part of these consolidated financial statements.

                     Atwood Oceanics, Inc. and Subsidiaries
                      CONSOLIDATED STATEMENTS OF CHANGES IN
                              SHAREHOLDERS' EQUITY

--------------------------------------------------------------------------------
                                                           Unrealized
                                   Common Stock     Paid-in  Holding    Retained
(In thousands)                    Shares    Amount  Capital  Gain (loss)Earnings
--------------------------------------------------------------------------------



September 30, 1994                 6,582  $6,582   $54,273  $    ---    $25,104
    Unrealized holding gain          ---     ---       ---     1,328        ---

    Exercises of employee stock
        options                       47      47       498       ---        ---
    Retroactive adjustment
        for two-for-one stock
        split declared in November
        1997                       6,629   6,629    (6,629)      ---        ---

    Net income                      ---      ---       ---       ---      7,060

September 30, 1995                13,258  13,258    48,142     1,328     32,164

    Unrealized holding gain at
        September 30, 1995
        realized upon sale
        of securities  in 1996       ---     ---      ---     (1,482)       ---

    Decrease in unrealized
        holding loss                 ---     ---      ---         15        ---

    Exercises of employee stock
        options                       62      62       699       ---        ---
    Retroactive adjustment for
        two-for-one stock split
        declared in November 1997     62      62      (62)       ---        ---
    Net income                       ---     ---      ---        ---     11,368

September 30, 1996                13,382  13,382    48,779      (139)    43,532

    Decrease in unrealized
        holding loss                 ---     ---       ---        27        ---
    Exercises of employee
        stock options                 82      82       937       ---        ---
    Tax benefit from exercises of
        employee stock options       ---     ---       470       ---        ---
    Retroactive adjustment for
        two-for-one stock split
        declared in November 1997     82      82      (82)       ---        ---
    Net income                       ---     ---       ---       ---     15,619

September 30, 1997                13,546 $13,546    $50,104    $(112)   $59,151



     ----------------- Preferred stock, no par value, of 1,000,000 shares was authorized in 1975 and no shares have been issued.

     The accompanying notes are an integral part of these consolidated financial statements.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Board of Directors of Atwood Oceanics, Inc.:

     We have audited the accompanying consolidated balance sheets of Atwood Oceanics, Inc. (a Texas corporation) and subsidiaries as of September 30, 1997 and 1996, and the related consolidated statements of operations, cash flows and changes in shareholders' equity for each of the three years in the period ended September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Atwood Oceanics, Inc. and subsidiaries as of September 30, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1997, in conformity with generally accepted accounting principles.





                                      /s/ Arthur Andersen LLP
                                      ARTHUR ANDERSEN LLP




Houston, Texas
November 25, 1997

                     Atwood Oceanics, Inc. and Subsidiaries
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - NATURE OF OPERATIONS

     Atwood Oceanics, Inc. together with its wholly-owned subsidiaries (collectively referred to herein as the "Company"), is engaged in the business of international offshore drilling of exploratory and developmental oil and gas wells and related support, management and consulting services. Presently, the Company owns and operates a modern fleet of seven mobile offshore rigs and one modular platform rig, as well as manages the operations of two operator- owned platform rigs in Northwest Australia. The Company also owns a fifty percent interest in a new generation platform rig. Currently, the Company is involved in active operations in the territorial waters of Australia, Malaysia, Equatorial Guinea, United States and the Philippines.

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


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation -

     The consolidated financial statements include the accounts of Atwood Oceanics, Inc. ("AOI") and all of its wholly owned domestic and foreign subsidiaries. The Company's undivided 50 percent interest in RIG-200 is accounted for using the proportionate consolidation method (See Note 4). Prior to December 31, 1994, AOI owned a 50 percent interest in two Texas limited partnerships, Atwood Deep Seas, Ltd. ("Deep Seas") and Atwood Falcon I, Ltd. the accounts of which were included in the Company's consolidated financial statements. The other limited partner's interest in the net assets and loss of the two partnerships was reflected in the Company's financial statements as "minority interest in partnerships". (See Note 4 - "Acquisition of Interest in ATWOOD HUNTER, ATWOOD EAGLE and ATWOOD FALCON".) All significant intercompany accounts and transactions have been eliminated in consolidation.

Foreign exchange -

     The U.S. dollar is the functional currency for all areas of operations of the Company. Accordingly, monetary assets and liabilities denominated in foreign currency are remeasured to U.S. dollars at the rate of exchange in effect at the end of the year, items of income and expense are remeasured at average monthly rates, and property and equipment and other nonmonetary amounts are remeasured at historical rates. Gains and losses on foreign currency transactions and remeasurements are included in drilling costs in the consolidated statements of operations. The Company realized foreign exchange losses of $658,000 and $155,000 in 1997 and 1995, respectively, with a foreign exchange gain of $240,000 in 1996.

Property and equipment -

     Property and equipment is recorded at cost. Interest costs related to property under construction are capitalized as a component of construction costs. Interest capitalized during fiscal 1997 totaled $1,284,000.

     Depreciation is provided on the straight-line method over the following estimated useful lives of the various classifications of assets:


                                              Years
                                            --------------

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

Deferred costs -

     The Company defers the costs of moving a drilling rig to a new area and amortizes such costs on a straight-line basis over the life of the applicable drilling contract. There were no unamortized mobilization costs at September 30, 1997 or 1996.

     The Company defers the costs of scheduled drydocking and charges such costs to expense over the period to the next scheduled drydocking (normally 30 months).

Federal income taxes -

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes". Under SFAS No. 109, deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end given the provisions of enacted tax laws. Deferred tax assets are reduced by a valuation allowance when, based upon management's estimates, it is more likely than not that a portion of the deferred tax assets will not be realized in a future period.

Revenue recognition -

     The Company accounts for drilling and management contract revenues using the percentage of completion method of accounting, under which revenues are recognized on a daily basis as earned. Mobilization revenues are first used to cover the costs of mobilization with the excess revenues deferred and amortized on a straight-line basis over the life of the applicable drilling contract. At September 30, 1997 and 1996, deferred revenues totaling $9.3 million and $3 million, respectively, were included in Deferred Credits on the accompanying consolidated balance sheet.

Cash and cash equivalents -

     Cash and cash equivalents consist of cash in banks and highly liquid debt instruments which mature within three months of the date of purchase.

Receivables -

     Based upon the Company's historical collection of accounts receivable, the Company has not established an allowance for doubtful accounts.

Investments -

     Investments in held-to-maturity securities are stated at the amortized cost at the balance sheet date. The Company has the ability and intent to hold such securities to maturity. At September 30, 1997 and 1996, investments in available- for-sale securities are carried at fair value with the unrealized holding loss, net of deferred tax, included in shareholders' equity.

Earnings per common share -

     Earnings per common share was computed by dividing net income by the weighted average number of shares of common stock outstanding during each period. The dilutive effect of stock options is immaterial.

     In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings per Share". The new standard simplifies the computation of earnings per share (EPS) and increases comparability to international standards. Under SFAS No. 128, primary EPS is replaced by "Basic" EPS, which excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. "Diluted" EPS, which is computed similarly to fully diluted EPS, reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. The company is required to adopt the new standard in its fiscal 1998 financial statements. All prior-period EPS information (including interim EPS) is required to be restated at that time. Early adoption is not permitted. Diluted EPS, under SFAS No. 128, would not be materially different from amounts presented herein.

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


NOTE 3 - SECURITIES HELD FOR INVESTMENT

     All of the Company's investments in equity securities are classified as "available-for-sale" and accordingly, are reflected in the September 30, 1997 and 1996 Consolidated Balance Sheets at fair value, with the aggregate unrealized gain or loss, net of related deferred tax liability or asset, included in shareholders' equity. All of the Company's investment in United States Treasury Bonds (which mature in 2000 and 2001) are classified as "held-to-maturity" and, accordingly, are reflected in the September 30, 1997 and 1996 Consolidated Balance Sheets at amortized cost.

     There were no sales of securities during fiscal 1997. During fiscal 1996 and fiscal 1995, 32,000 shares and 33,000 shares of Mobil Corporation common stock were sold for $3.7 million and $3.3 million resulting in realized gains, using average cost, of $2.8 million and $2.4 million, respectively. An analysis of the Company's investment in marketable securities is as follows (in thousands) :

                               Amortized       Unrealized
                                 Cost            Gain (Loss)        Fair Value

 September 30, 1997 -
    Equity Securities         $   561          $  (172)           $    389
    United States
       Treasury Bonds          22,581            1,429              24,010


                              $23,142            1,257            $ 24,399

 September 30, 1996 -
    Equity Securities         $   561          $  (210)            $   351
    United States
       Treasury Bonds          22,576            1,387              23,963

                              $23,137          $ 1,177            $ 24,314





NOTE 4 - PROPERTY AND EQUIPMENT

ATWOOD HUNTER -

     The ATWOOD HUNTER has been upgraded to achieve up to 3,500 feet water depth drilling capability and relocated from Southeast Asia to the United States Gulf of Mexico at an aggregate cost of approximately $45 million, of which $38 million was expended during fiscal 1997. In September 1997, the rig commenced drilling operations under a three-year contract with British-Borneo Petroleum Inc. The contract provided for the payment of a $10 million mobilization fee of which $6.4 million (net after mobilization costs) was recorded to Deferred Credits and will be amortized into revenues over the three-year contract period.

ATWOOD SOUTHERN CROSS -

     During fiscal year 1997, the ATWOOD SOUTHERN CROSS was mobilized from Australia to a Singapore shipyard, refurbished and upgraded to achieve 2,000 feet water depth drilling capability at an aggregate cost of approximately $35 million, of which $20 million was expended during fiscal 1997. During November 1997, the rig was mobilized from Singapore to Australia to commence working under a 300-day plus option contract.

VICKSBURG -

     The VICKSBURG is expected to complete its current contract in December 1997, at which time the rig will be transported to Singapore to undergo an estimated $35 million refurbishment and upgrade project which is estimated to take seven to eight months to complete. The rig is currently being marketed based upon its capabilities after refurbishment and upgrades.

ATWOOD FALCON -

     During November 1997, the ATWOOD FALCON was relocated to the Philippines to commence working under a long-term contract which will require, after initially drilling four wells, that the rig be transported to a shipyard in Singapore to undergo an upgrade at an estimated cost of approximately $50 million. Management estimates that the upgrade and mobilization will take six to seven months to complete.

RIG 200 -

     RIG-200 (a modular platform rig built in 1995) is owned 50 percent by the Company and 50 percent by Helmerich & Payne, Inc. ("H&P") (current owner of 24 percent of the Company's outstanding common stock). After incurring an approximate one year project delay in Australia unrelated to the Company's and H&P's activities, RIG-200 was transported to Australia from the United States and commenced active drilling operation in January 1997. A holding dayrate was received during fiscal 1996.

     Since the Company has a 50 percent undivided ownership interest in RIG-200 and is actively involved in its operations, the Company accounts for its investment in the rig on a proportionate consolidation method. Accordingly, the Company's $12 million investment in RIG-200 is reflected in "Drilling Vessels, Equipment and Drill Pipe" in the Consolidated Balance Sheet, with 50 percent of the rig's operating results for fiscal years 1997 and 1996 reflected in the Company's Consolidated Statement of Operations.

ACQUISITION OF INTEREST IN ATWOOD HUNTER, ATWOOD EAGLE AND ATWOOD FALCON -

     Effective as of December 31, 1994, the Company acquired the remaining 50 percent interest in the ATWOOD HUNTER, ATWOOD EAGLE and the ATWOOD FALCON, at an aggregrate purchase price of approximately $36 million. This purchase price consisted of approximately $13 million cash and the issuance or assumption of debt totaling approximately $23 million. Combined with the Company's previous 50 percent ownership, the Company became the sole owner of these semisubmersible rigs. The transaction was accounted for using the purchase method of accounting.

ADOPTION OF FASB STATEMENT NO. 121 -

     In fiscal 1995, the Company adopted SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of". The adoption of SFAS No. 121 has had no impact on the Company's financial statements.


NOTE 5 - DEBT

LONG-TERM DEBT -


    A summary of long-term debt is as follows (in thousands):

                                                             September 30
                                                     -----------------------
                                                          1997       1996

Revolving credit agreement, bearing interest
   (market adjustable) at approximately 7 percent
   per annum at September 30, 1997                      $58,000     $  ----


Notes payable to bank group                                ----      32,223

Term note, bearing interest at 6 percent per annum        1,500       2,250

                                                         59,500      34,473

Less -  current maturities                                  750       7,933

                                                        $58,750    $ 26,540

     In July 1997, the Company entered into a $125 million revolving credit facility with a bank group. The revolving line of credit converts to a reducing facility commencing on March 31, 1999, with commitment reduction of $8.3 million per quarter until final maturity on March 31, 2002. The bank group's collateral for this revolving credit facility consists principally of preferred mortgages on the ATWOOD HUNTER, ATWOOD EAGLE and the RICHMOND plus the assigment of $20 million in market value of United States Treasury Bonds. The credit facility prohibits the Company from incurring any additional indebtedness in excess of $5 million, disposing of any material assets, paying dividends or repurchasing any of the Company's outstanding common stock. The proceeds borrowed under this revolving credit facility have been used to repay the notes payable to bank group and to fund capital expenditures.

     A portion of the December 1994 purchase of the limited partner's interest in the ATWOOD HUNTER, ATWOOD FALCON and ATWOOD EAGLE (see Note 4) included the issuance of a $3 million unsecured note payable in four annual $750,000 installments.

    The maturities of long-term debt are as follows (in thousands):

                       FISCAL YEAR                           AMOUNT

                           1998                              $   750
                           1999                                  750
                           2000                                  ---
                           2001                               24,900
                           2002                               33,100

                                                            $ 59,500


LINE OF CREDIT -

     The Company has a $3 million unsecured short-term line of credit with a bank to support issuance, when required, of standby letters of guarantee and the Indian tax guarantee (see Note 6). At September 30, 1997, standby letters of guarantee in the aggregate amount of approximately $2 million were outstanding under this facility.



NOTE 6 - INCOME TAXES

     Domestic and foreign income (loss) before income taxes and minority interest for the three years in the period ended September 30, 1997 are as follows (in thousands):

                                       Fiscal           Fiscal          Fiscal
                                       1997             1996             1995

Domestic income                      $ 14,623        $  17,508        $   6,237
Foreign income (loss)                  10,755           (1,665)           1,787


                                     $ 25,378        $  15,843        $   8,024



     The provision (benefit) for domestic and foreign taxes on income consists of the following (in thousands):

                                          Fiscal      Fiscal       Fiscal
                                           1997        1996        1995

Current domestic provision               $ 5,736   $    452    $    700
Deferred domestic provision (benefit)       (330)     1,400        (400)
Current foreign provision                  4,353      2,623       1,572

                                         $ 9,759   $  4,475    $  1,872


     The components of the deferred income tax assets (liabilities) as of September 30, 1997 and 1996 are summarized as follows (in thousands):


                                                             September 30,
                                                      ------------------------

                                                            1997       1996

   Deferred tax assets -
       Net operating loss carryforwards                    $2,970    $ 2,950
       Investment tax credit carryforwards                    ---      2,460
       Book reserves                                        1,260      1,530
       Deferred mobilization revenues                       3,210        ---
                                                            7,440      6,940

   Deferred tax liabilities -
       Difference in book and tax basis of equipment        4,940      2,990
       Deferred charges                                       160        450
       Unrealized holding loss on
           available-for-sale securities                      (60)       (71)

                                                            5,040      3,369

   Net deferred tax assets before valuation allowance       2,400      3,571
   Valuation allowances                                    (2,390)    (4,350)

            Net deferred tax asset (liability)               $ 10   $  (779)

   Net current deferred tax assets                        $ 1,820    $ 1,510
   Net noncurrent deferred tax liabilities                 (1,810)    (2,289)

            Net deferred tax asset (liability)            $    10   $  (779)


     U.S. deferred taxes have not been provided on foreign earnings totaling approximately $6.1 million which are permanently invested abroad. Foreign tax credits totaling approximately $3.5 million are available to reduce the U.S. taxes on such amounts.

     The differences between the statutory and the effective income tax rate are as follows:


                                                     Fiscal   Fiscal   Fiscal
                                                      1997      1996     1995

Statutory income tax rate                               35%     34%       34%
Increase (decrease) in tax rate resulting from -
    Foreign tax rate differentials, net of
        foreign tax credit utilization                  10      12         1
    Change in valuation allowance                       (2)    (15)      (10)
    Investment tax credit utilization                   (5)     ---       ---
    Financial income not subject to domestic
     income taxes                                       ---     ---       (1)
    Other, net                                          ---     (3)       (3)
Effective income tax rate                               38%     28%       21%


     The Company has United States net operating loss carryforwards totaling $8.5 million which expire in fiscal years 2001 through 2003. Due to various utilization limitations, management estimates that a significant portion of this tax attribute will not be available to reduce future tax obligations; accordingly, a $2.4 million valuation allowance is recorded as of September 30, 1997.

     For several years, the Company has pursued legal action to collect certain tax refund claims in India. As a result of favorable court decisions in India, and upon the Company providing a letter of guarantee, the Company received tax refunds in 1997 and 1994 of $ 1,051,000 and $639,000, respectively, (net of taxes on interest and other related expense), which is reflected in the balance sheet as other deferred credits, pending ultimate resolution of the issue by the Indian High Court.

NOTE 7 - CAPITAL STOCK

STOCK SPLIT -

     On November 6, 1997, the Company's Board of Directors declared a two-for-one common stock split, payable in the form of a 100% stock dividend to shareholders of record as of November 12, 1997. The distribution of such dividend occurred on November 19, 1997. All share and per share information has been retroactively restated in the Consolidated Financial Statements to reflect the stock split.

STOCK OPTION PLANS -

     The Company has an incentive equity plan ("1996 Plan") whereby 670,000 shares of common stock may be granted to officers and key employees through February 12, 2007. At September 30, 1997, options to purchase 104,000 shares were outstanding under this Plan. The Company also has options outstanding to purchase 337,400 shares under a stock plan ("1990 Plan") and 3,300 shares under 1981 incentive stock option plan ("1981 Plan") which expired for future grant purposes on November 17, 1991. Under all plans, the exercise price of each option equals the market price of the Company's stock on the date of grant, and all outstanding options have a maximum term of 10 years. Under the 1981 Plan, options vest over a period from the fifth to the tenth year from the date of grant, and under the 1996 and 1990 Plans, options vest over a period from the second to the fifth year from the date of grant.

     A summary of the status of the Company's Plans as of September 30, 1997, 1996 and 1995, and changes during the years ended on those dates is presented below:



                                 Fiscal             Fiscal             Fiscal
                                 1997               1996               1995

                                 Weighted-          Weighted-          Weighted-
                        Number of Average  Number of Average  Number of  Average
                        Options  Exercise Options   Exercise  Options   Exercise
                                 Price              Price               Price

Outstanding at
  beginning of year     506,800    $ 9.46    480,200   $6.15   509,000    $6.10

Granted                 112,500     28.00    151,000   17.25    64,000     6.57

Exercised              (164,000)     6.22   (124,400)   6.12   (92,800)    5.88

Forfeited               (10,600)     6.46        ---     ---       ---      ---

Expired                     ---       ---        ---     ---       ---      ---

Outstanding at
  end of year           444,700     15.42    506,800   $9.46   480,200    $6.15

Exercisable at
  end of year            69,450     $5.67    164,676   $6.02   159,974    $6.06

Available for grant
  at end of year        567,000       ---    151,000

Weighted-average
  fair value of options
  granted during
  the year               $ 23.36  $  6.68


     The following table summarizes information about stock options outstanding at September 30, 1997:

                     Options Outstanding    Options Exercisable
                    ----------------------------------------------------------



                               Weighted-
                  Number       Average         Weighted-  Number      Weighted-
Range of          Outstanding  Remaining       Average    Exercisable  Average
Exercise Prices    at 9/30/97  Contractual LifeExercise   at 9/30/97 Exercise
                                               Price                   Price

$4.88 to 6.13      71,200       4.9 years       $5.28       46,950      $5.22

6.50 to 6.69      110,000       6.6 years        6.62       22,500       6.61

16.63 to 18.97    151,000       8.5 years       17.25          ---        ---

28.00             112,500       9.5 years       28.00          ---        ---

4.88 to 28.00     444,700       7.5 years      $15.42       69,450      $5.67


     As permitted by SFAS No. 123, the Company applies APB Opinion No. 25 and related Interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized for the granting of options pursuant to its stock option plans. Had compensation costs been determined based on the fair value at the grant dates for awards made in fiscal 1997 and 1996 consistent with the method of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands, except for per share amounts):


                                            Fiscal         Fiscal
                                             1997           1996
Net Income                As reported        $ 15,619   $ 11,368
                          Pro forma            15,404     11,291

Earnings per share        As reported            1.16        .85
                          Pro forma              1.14        .85


     The fair value of grants made in fiscal 1997 and 1996 was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used: fiscal 1997 - risk-free interest rate of 6.7 percent, expected volatility of 33.6 percent, expected lives of 5 years and no dividend yield; fiscal 1996 - risk-free interest rate of 5.8 percent, expected volatility of 33.7 percent, expected lives of 5 years and no dividend yield.


NOTE 8 - RETIREMENT PLAN

     The Company has a contributory retirement plan (the "Plan") under which qualified participants may make contributions of up to 5% of their compensation, as defined (the basic contribution). The Company makes a contribution to the Plan equal to twice the basic contribution. Company contributions vest 100 percent to each participant beginning with the fourth year of participation. If a participant terminates employment before becoming fully vested, the unvested portion is credited to the Company's account and can be used only to offset Company contribution requirements. The Company used forfeitures of $84,000, $58,000 and $112,000 in fiscal 1997, 1996 and 1995, respectively, to reduce its cash contribution requirements, which resulted in actual contributions of $927,000, $738,000 and $637,000 in fiscal 1997, 1996 and 1995, respectively. As of September 30, 1997, there remains approximately $47,000 of contribution forfeitures which can be utilized to reduce future Company cash contribution requirements.


NOTE 9 - FAIR VALUE OF FINANCIAL INSTRUMENTS

     The  carrying  values of cash and cash  equivalents,  accounts  receivable, accounts payable and accrued liabilities included in the accompanying Consolidated Balance Sheets approximated fair value due to the short maturity of these instruments. Since the bank debt has a market adjustable interest rate, the carrying value of these instruments approximated fair value as of fiscal year end 1997 and 1996. Although the $1.5 million term note has a fixed 6 percent interest rate at September 30, 1997, it also approximated fair value. The Company's only financial instruments at September 30, 1997 and 1996 with a fair value different from carrying value are marketable securities; the difference of which is shown in Note 3.


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

     Drilling revenues for fiscal 1997 include $24.3 million, $19.3 million and $16.9 million in revenues received from ESSO Australia Limited/ESSO Production Malaysia, Mobil Equatorial Guinea Inc. and Carigali-Triton Operating Company Sdn. Bhd., respectively. Drilling revenues for fiscal 1996 include $25.6 million, $11.5 million and $8.4 million in revenues received from Esso Australia Limited/Esso Production Malaysia, Inc., Carigali-Triton Operating Company

     Sdn. Bhd. and Mobil Equatorial Guinea Inc., respectively. Drilling revenues for fiscal 1995 include $24.8 million, $16.0 million and $7.5 million in revenues received from Esso Australia Limited/Esso Production Malaysia, Inc., BHP Petroleum Pty. Ltd. and Woodside Offshore Petroleum Pty. Ltd., respectively.


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

     A summary of revenues, operating income and identifiable assets by geographic areas is as follows (in thousands):

                                     Fiscal          Fiscal          Fiscal
                                       1997            1996           1995

CONTRACT REVENUES:
  United States                      $10,585        $  6,208       $   4,981
  Australia                           27,599          31,043          35,314
  Southeast Asia                      31,583          33,774          31,936
  Africa                              19,315           8,430             ---
                                    $ 89,082        $ 79,455        $ 72,231

OPERATING INCOME
  United States                      $ 5,642       $      42      $    (603)
  Australia                            8,236           8,018           6,562
  Southeast Asia                       8,235           6,316           4,318
  Africa                               8,200           3,831             ---
  India/Middle East                      ---            (34)             (6)
  General corporate expense          (6,100)         (5,113)         (4,485)
                                    $ 24,213        $ 13,060       $   5,786

IDENTIFIABLE ASSETS:
  United States                     $ 81,800        $ 31,071        $ 22,599
  Australia                           49,713          19,365          42,143
  Southeast Asia                      40,387          64,163          62,166
  Africa                              20,457          21,780             ---
  India/Middle East                        3               3               7
  General corporate                   22,970          22,927          25,938
                                   $ 215,330        $159,309        $152,853


NOTE 12 - QUARTERLY FINANCIAL DATA (UNAUDITED)

     Summarized quarterly results for fiscal years 1997 and 1996 are as follows (in thousands, except per share amounts):

                                             QUARTERS ENDED
                             ---------------------------------------------------

                             DECEMBER 31,    MARCH 31,   JUNE 30,  SEPTEMBER 30,

1997
Revenues                         $ 22,093     $ 20,805    $22,069     $24,115
Income before income taxes          5,734        5,117      5,660       8,867
Net income                          3,919        3,114      3,662       4,924
Earnings per common share             .29          .23        .27         .37


1996
Revenues                         $ 18,138     $ 19,086   $ 19,127     $23,104
Income before income taxes          1,308        2,281      3,638       8,616(a)
Net income                            662        1,331      2,379       6,996
Earnings per common share             .05          .10        .18         .52


     (a) The Company sold 32,000 shares of Mobil Corporation common stock which resulted in a $2.8 million positive effect on fiscal 1996 fourth quarter results.

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

HANS HELMERICH (1, 3)
  President, Chief Executive Officer
  Helmerich & Payne, Inc.
  Tulsa, Oklahoma

JOHN R. IRWIN (1)
  President, Chief Executive Officer
  Atwood Oceanics, Inc.
  Houston, Texas

WILLIAM J. MORRISSEY (2)
  Bank Executive, Retired
  Elkhorn, Wisconsin

(1)  Executive Committee
(2)  Audit Committee
(3)  Compensation Committee


ANNUAL MEETING

The annual meeting of stockholders will be held on February 12, 1998 at the Company's principal office: 15835 Park Ten Place Drive, Houston, Texas. A formal notice of the meeting together with a proxy statement and form of proxy will be mailed to stockholders about January 12, 1998.

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

    Liberty Bank & Trust of Oklahoma City, N.A.
    P. O. Box 25848
    100 N. Broadway, 7th Floor (73102)
    Oklahoma City, OK 73125

FORM 10-K

     A copy of the Company's Form 10-K as filed with the Securities and Exchange Commission is available free on request by writing to:

    Secretary, Atwood Oceanics, Inc.
    P. O. Box 218350
    Houston, Texas 77218

STOCK PRICE INFORMATION -

     On August 6, 1997, the common stock of Atwood Oceanics, Inc. ceased trading on the Nasdaq Stock Market (NASDAQ) under the symbol "ATWD" and commenced trading on the New York Stock Exchange ("NYSE") under the symbol "ATW". No cash dividends on common stock were paid in fiscal year 1996 or 1997, and none are anticipated in the foreseeable future. As of September 30, 1997, there were over 750 beneficial owners of the common stock of Atwood Oceanics, Inc. As of November 28, 1997, the closing sale price of the common stock of Atwood Oceanics, Inc., as reported by NYSE, was $ 49 5/16 per share. The following table sets forth the range of high and low sales prices per share of common stock as reported by NASDAQ and the NYSE for the periods indicated, after retroactive restatement for the November 1997 two-for-one common stock split paid in form of a 100% stock dividend.

                               Fiscal                       Fiscal
                               1996                         1997

QUARTERS ENDED            LOW         HIGH                LOW          HIGH

December 31              8 1/4      13 1/2              22 3/8       32  3/4

March 31                12 1/4      18 7/8              26 3/4       35  1/2

June 30                 18          22 5/8              28 7/8       35  1/8

September 30            20          25 1/4              33 3/4       57 1/16

                                    APPENDIX

     The following graphic and image information in the form of "Bar Charts" are located in the Annual Report immediately following "Highlights".






BAR CHART - CONTRACT REVENUES ($ MILLIONS)

1993       1994       1995         1996     1997
$51.8      $66.0      $72.2        $79.5    $89.1

BAR CHART - EARNINGS, BEFORE DEPRECIATION, INTEREST, TAXES AND
INVESTMENT INCOME ($ MILLIONS)

1993       1994       1995         1996     1997
$10.0      $17.3      $16.9        $22.8    $34.2

BAR CHART - OPERATING CASH FLOW ($  MILLIONS)

1993       1994       1995         1996     1997
$8.1       $16.8      $14.9        $20.3    $25.8

BAR CHART - NET INCOME (LOSS) ($ MILLIONS)

1993       1994       1995         1996     1997
$(1.8)     $6.2       $7.1         $11.4    $15.6

BAR CHART - CAPITAL EXPENDITURES ($ MILLIONS)

1993       1994       1995         1996     1997
$5.3       $6.4       $25.7        $9.5     $62.8

BAR CHART - CASH AND SECURITIES HELD FOR INVESTMENT ($ MILLIONS)

1993       1994       1995         1996     1997
$35.0     $41.0       $38.0        40.5    $42.2