Form 10-K, Exhibit 13
period 1998-09-30
ATWOOD OCEANICS INC
filed 1998-12-18
CIK 8411

EXHIBIT 13.1

                       1998 ANNUAL REPORT TO SHAREHOLDERS

                                   THE COMPANY


-------------------------------------------------------------------------------

-------------------------------------------------------------------------------


Atwood Oceanics, Inc. is engaged in the business of international offshore drilling of exploratory and developmental oil and gas wells and related support, management and consulting services. Presently, the Company owns and operates a modern fleet of seven mobile offshore rigs and one modular platform rig, as well as manages the operations of two operator-owned platform rigs in Northwest Australia. The Company also owns a fifty percent interest in a new generation platform rig operating in Australia. The Company supports its operations from headquarters in Houston and affiliated offices in Australia, Malaysia, Indonesia, Philippines, United Kingdom, Egypt, India and Italy.

TO OUR SHAREHOLDERS AND EMPLOYEES

         Operating results for fiscal 1998 represent the Company's best financial performance in its thirty years of existence. Revenues, operating cash flows (before changes in working capital and other assets and liabilities) and net income increased 70%, 138% and 152%, respectively, over fiscal 1997 results. Through the end of fiscal year 1998, the Company has maintained virtually 100 percent utilization of its active drilling equipment for five consecutive years.

         Record earnings and revenues were achieved through contract renewals at higher dayrates and through the commencement of contracts for our semisubmersibles ATWOOD HUNTER and ATWOOD SOUTHERN CROSS following the major enhancement and water depth upgrade of both units. With term contracts in place for the ATWOOD HUNTER, ATWOOD FALCON, ATWOOD EAGLE and VICKSBURG, the Company has a healthy contract backlog with approximately 90% and 60% of potential revenue days for these units already committed for fiscal years 1999 and 2000, respectively. Despite current near-term softness in the market, the Company's present contract commitments should provide for a high level of revenues during fiscal year 1999.

         The major shipyard upgrades of the semisubmersible ATWOOD FALCON and jack-up VICKSBURG were completed during the first quarter of fiscal 1999 within cost and completion estimates. The Company has now successfully accomplished four major upgrades in the past two years within cost and completion targets. The ATWOOD FALCON, which was upgraded to 3,500 ft. water depth drilling capability, commenced a three-year contract with options to extend in Southeast Asia during November, 1998. The VICKSBURG, which was completely refurbished and enhanced, including cantilever conversion, is being mobilized to India to commence a one-year contract with options to extend during the first quarter of fiscal 1999. In addition, upgrade of the GOODWYN `A' self-contained platform rig, which the Company manages on a project basis on behalf of the owner, was also completed and commenced drilling operations in October, 1998 under the Company's management.

         The ATWOOD EAGLE also recently received two additional contracts which require the Company to increase the water-depth drilling capacity of the rig from 2,500 feet to 2,800 feet. These additional contractual obligations do not contemplate extensive downtime for the rig and should keep the rig employed into fiscal year 2000. The tender-assist unit SEAHAWK is also a candidate for upgrade and enhancement, following anticipated completion of its current contract commitment in the second quarter of fiscal year 1999. Such upgrade will only be undertaken upon receipt of a contract commitment.

         The ATWOOD HUNTER is in the second year of a three-year contract in the Gulf of Mexico. The submersible RICHMOND is committed until April, 1999 and has been continuously employed since February, 1993. We believe the RICHMOND should be a strong candidate for ongoing work prospects, though at reduced dayrates in the short term. In an improving market environment, we expect the semisubmersible ATWOOD SOUTHERN CROSS to be a significant contributor to the Company's future success.

         The Company's mix of long-term contracts on high margin units, coupled with short-term contracts, provides the potential for excellent returns with downside protection under current market conditions and upside potential for enhanced earnings from market improvement. A strategy of international operations, highly-skilled personnel, premium equipment, financial strength, and a contract backlog and mix continues to serve us well. We remain optimistic about the long-term market outlook despite current near-term softness. Striving for safe operations remains at the core of our activities. We thank our employees for their efforts and contributions, and our shareholders for their support.


                                        /s/ John Irwin
                                            John Irwin

                              FINANCIAL HIGHLIGHTS






----------------------------------------------- --------------- --------------
(In Thousands)                                           1998           1997
----------------------------------------------- --------------- --------------

FOR THE YEAR
      REVENUES FROM CONTRACT
          DRILLING AND MANAGEMENT                    $151,809       $ 89,082
      NET INCOME                                       39,364         15,619
      CAPITAL EXPENDITURES                             79,607         62,778

AT YEAR END
      CASH AND SECURITIES HELD FOR INVESTMENT       $  34,529        $42,234
      NET PROPERTY AND EQUIPMENT                      205,632        143,923
      TOTAL ASSETS                                    281,737        215,330
      TOTAL SHAREHOLDERS' EQUITY                      163,766        122,689

                     Atwood Oceanics, Inc. and Subsidiaries

                           FIVE YEAR FINANCIAL REVIEW



                                     At or For the Years Ended September 30,

------------------------------- ------------------------------------------------
(In thousands, except per
share amounts, fleet data         1998       1997      1996      1995     1994
and ratios)
------------------------------- ------------------------------------------------
STATEMENTS OF OPERATIONS DATA:
  Contract revenues             $151,809   $89,082  $ 79,455  $ 72,231 $ 65,975
  Drilling costs and general
      and administrative
      expenses                   (72,616)   (54,890) (56,653)  (55,311) (48,652)
                                --------   --------  -------   --------  -------
  OPERATING MARGIN                79,193     34,192   22,802    16,920   17,323
  Depreciation                   (17,596)    (9,979)  (9,742)  (11,134) (13,618)
                                --------    -------  -------  -------- --------
  OPERATING INCOME                61,597     24,213   13,060     5,786    3,705
  Other income (expense)          (1,278)     1,165    2,783     3,146    3,230
  Tax provision                  (20,955)    (9,759)  (4,475)   (1,872)    (726)
                                --------    -------   -------  -------  -------

           NET INCOME          $  39,364   $ 15,619 $ 11,368  $ 7,060   $ 6,209
                              =========== ========= ========  ========  =======


PER SHARE DATA:

  Earnings per common
   share: (1)
    Basic                         $ 2.90   $   1.16    $   .85  $  .54   $   .47
    Diluted                         2.84       1.14        .84     .53       .47
  Average common
   shares outstanding: (1)
    Basic                         13,592     13,474     13,328  13,182    13,164
    Diluted                       13,884     13,715     13,544  13,230    13,184
FLEET DATA:
  Number of rigs owned
   or managed, at end
   of period                          11        11         11       10         9
  Utilization rate for
     in-service rigs
     (excludes contractual
     downtime for rig upgrades
     in 1998 and 1997)               100%     100%       100%      99%       99%
BALANCE SHEETS DATA:
  Cash and securities
   held for investment         $  34,529  $ 42,234   $ 40,492 $ 37,922  $ 41,047
  Working capital                 24,864    27,549     26,151   13,761    25,171
  Net property and equipment     205,632   143,923     91,124   91,427    82,845
  Total assets                   281,737   215,330    159,309  152,853   153,460
  Total long-term debt            72,000    59,500     34,473   39,319    53,294
  Shareholders' equity           163,766   122,689    105,554   94,892    85,959
  Ratio of current assets
   to current liabilities           1.93      2.41       2.45     1.67      2.89


Note -
          (1) Retroactively adjusted to reflect 100% stock dividend declared in November, 1997.

            (The Company has never paid any cash dividends on its common stock.)

                          OFFSHORE DRILLING OPERATIONS



------------------------------------------------------------------------------

------------------------------------------------------------------------------
                PERCENTAGE                                     CONTRACT
                  OF 1998        MAXIMUM                       STATUS AT
NAME    TYPE     CONTRACT  YEAR   WATER                        NOVEMBER 30,
OF RIG  OF RIG   REVENUES  BUILT  DEPTH   LOCATION   CUSTOMER  1998
------  -------  --------  ----- -------  --------   --------  ----------------

                     DRILLING RIGS WHOLLY OR PARTIALLY OWNED
                     ---------------------------------------
ATWOOD
FALCON  Third-     11%   1983     3,500   Malaysia Sabah Shell Upon completion
        generation      (Enhanced  Feet            Petroleum   of six-month
        Semi-            and water                 Company     upgrade period,
        submersible      depth                     Limited     the rig commenced
                         upgrade                   through     drilling under a
                         in 1998)                  assignment  firm three-year
                                                   from Shell  contract in
                                                   Philippines November 1998.
                                                   Exploration Upon completion
                                                   B.V.        of the current
                                                               well for Sabah
                                                               Shell it is
                                                               anticipated that
                                                               the rig will be
                                                               mobilized to the
                                                               Philippines to
                                                               drill for Shell
                                                               Philippines.

ATWOOD
HUNTER   Third-    23%   1981     3,500  United   British-     Rig is under
         generation    (Enhanced   Feet  States   Borneo       long-term
         Semi-         and water         Gulf of  Petroleum    contract which
         submersible   depth             Mexico   Inc.         terminates in
                       upgrade                                 September 2000.
                       in 1997)


ATWOOD
EAGLE    Third-    21%  1982      2,500  Italy    Enterprise  Rig is contracted
         generation                Feet           Oil         to several
         Semi-                                    Italiana    operators under a
         submersible                              S.p.A.      "rig sharing
                                                              agreement".  Upon
                                                              completion of the
                                                              current well in
                                                              Italy, the rig
                                                              will return to
                                                              Egypt to drill for
                                                              Gulf of Suez
                                                              Petroleum Company
                                                              and BG Exploration
                                                              and Production
                                                              Limited.  The rig
                                                              also has contracts
                                                              with Turkieye
                                                              Petrolleria A.O.
                                                              and Samedan,
                                                              Mediterranean Sea,
                                                              Inc.  These
                                                              contracts provide
                                                              the rig with a
                                                              firm backlog of
                                                              work for
                                                              approximately one
                                                              year with options
                                                              for futher work.


VICKSBURG   Jack-up 1%  1976      300  Mobilizing Enron       Following
                      (Enhanc-    Feet to India   Oil & Gas   completion of
                      ed and                      India Ltd.  upgrade and
                      upgraded                                refurbishment in
                      in 1998)                                November 1998, the
                                                              rig is presently
                                                              being mobilized to
                                                              India to commence
                                                              a one-year
                                                              contract, with
                                                              options to extend.


SEAHAWK   Second-   8% 1974/      450  Malaysia   Esso        Rig is under term
          generation   1992       Feet            Production  contract
          semi-                                   Malaysia    (estimated
          submersible                             Inc.        completion second
          Tender                                              fiscal 1999
          assist                                              quarter).
                                                              Discussions
                                                              ongoing for multi-
                                                              year contract
                                                              extension.

ATWOOD    Second-  14% 1976       2,000 Australia  -          Rig is available
SOUTHERN  generation (Refur-      Feet                        for contract since
CROSS     semi-       bished and                              it became idle at
          submersible upgraded                                the end of
                      in 1997)                                September 1998.


RICHMOND  Sub-     8% 1982        75   United    Chevron      Rig is under term
          mersible                Feet States    U.S.A.       contract (estimat-
                                       Gulf of                ed completion
                                       Mexico                 March 1999).
                                                              Options available
                                                              for work until
                                                              October 1999.

RIG-19    Modular  4% 1988        N/A  Australia Esso         Rig is under term
          platform                               Australia    contract (estimat-
                                                 Limited      ed completion
                                                              between January
                                                              and May 1999).

RIG-200   Modular  5% 1995        N/A  Australia Esso         Rig is under term
          platform                               Australia    contract (estimat-
                                                 Limited      ed completion
                                                              between January
                                                              and May 1999).

                           MANAGEMENT/LABOR CONTRACTS
                          ----------------------------

GOODWYN'A'Modular  5%  N/A        N/A  Australia Woodside     Rigs are under
and NORTH platforms                              Energy       term contract for
RANKIN 'A'                                                    management of
                                                              drilling
                                                              operations into
                                                              the year 2000.
                                                              Current plans
                                                              project drilling
                                                              operations to
                                                              alternate between
                                                              the two rigs.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     This Annual Report to Shareholders and the related Form 10-K for the fiscal year ended September 30, 1998 includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this report and the related Form 10-K regarding the Company's financial position, business strategy, budgets and plans and objectives of management for future operations are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. These forward-looking statements involve risks and uncertainties that may cause the Company's actual future activities and results of operations to be materially different from those suggested or described in this Annual Report to Shareholders and related Form 10-K. These risks include: the Company's dependence on the oil and gas industry; the Company's ability to secure adequate financing; the risks involved in the construction and upgrade to the Company's rigs; competition; operations risks; risks involved in foreign operations; and governmental regulation and environmental matters. These factors ("Cautionary Statements") are disclosed in various places throughout this report and the related Form 10-K. All subsequent written and oral forward-looking statements attributable to the Company, or persons acting on its behalf, are expressly qualified in their entirety by the Cautionary Statements.

OUTLOOK

     In fiscal 1998, the Company's revenues, operating cash flows and net income were the highest in its history. Except for rigs idle for upgrades, the Company had 100 percent utilization of its drilling fleet in fiscal 1998. At the beginning of fiscal 1998, the price for oil was around $20 per barrel, with worldwide fleet utilization for mobile offshore rigs in excess of 95 percent. During the second half of fiscal 1998, the price for oil declined which resulted in some curtailment of worldwide drilling activities, especially for jack-ups and shallow water drilling rigs. Currently, the price for oil is around $12 per barrel, with worldwide fleet utilization for mobile offshore rigs at less than 90 percent.

    Due to current weakness in the worldwide offshore drilling market, the Company was unable to identify an ongoing contract for the ATWOOD SOUTHERN CROSS when it completed its last contract at the end of September, 1998. Currently, the ATWOOD SOUTHERN CROSS is the Company's only rig not generating revenues. In an improved market environment, the Company is confident that the ATWOOD SOUTHERN CROSS will be a significant contributor to future revenues. Despite the current market softness and no current contract for the ATWOOD SOUTHERN CROSS, the Company's contract backlog for its third-generation semisubmersibles should provide a high level of revenues and cash flows in fiscal 1999. The Company remains confident in the long-term future of the worldwide offshore drilling market.


RESULTS OF OPERATIONS

Fiscal Year 1998 Versus  Fiscal Year 1997

     Despite the ATWOOD FALCON and VICKSBURG being idle for a significant portion of fiscal 1998 while undergoing upgrades, contract revenues increased 70 percent to $151.8 million from $89.1 million. This increase was primarily attributable to the ATWOOD HUNTER returning to work at a significant increase in dayrate revenues following upgrade in fiscal 1997, the initial commencement of drilling operations for the ATWOOD SOUTHERN CROSS following its upgrade and refurbishment in fiscal 1997 and the increase in dayrate revenues for the ATWOOD EAGLE. An analysis of contract revenues by rig for fiscal years 1998 and 1997 is as follows:

                                       CONTRACT REVENUES
                              ------------------------------------
                                         (In millions)
                                 Fiscal      Fiscal
                                  1998        1997      Variance
                                -------      ------     --------

ATWOOD HUNTER                    $ 35.2      $  5.2       $ 30.0
ATWOOD SOUTHERN CROSS              20.4         0.0         20.4
ATWOOD EAGLE                       32.2        19.3         12.9
ATWOOD FALCON                      17.3        16.9          0.4
RICHMOND                           11.3         8.8          2.5
RIG-200                             7.9         5.9          2.0
SEAHAWK                            11.4        11.3          0.1
VICKSBURG                           1.9         5.1         (3.2)
RIG-19                              6.7         7.1         (0.4)
GOODWYN `A'                         4.3         7.3         (3.0)
NORTH RANKIN `A'                    3.2         2.2          1.0
                                -------      ------       -------
                                $ 151.8      $ 89.1       $ 62.7
                                =======      ======       =======

     In September, 1997, the ATWOOD HUNTER commenced drilling under a three-year contract in the United States Gulf of Mexico. Due to the rig being upgraded, it generated less than 100 days of revenue during fiscal 1997. The ATWOOD SOUTHERN CROSS, which generated no revenues prior to fiscal 1998, commenced drilling in Australia in November, 1997. The ATWOOD EAGLE was relocated from West Africa to the Mediterranean Sea area in March, 1998 and commenced working under a rig-sharing agreement, with enhanced dayrate revenues. The ATWOOD FALCON entered a shipyard in May, 1998 for its water-depth upgrade, which was not completed until November, 1998. Revenues from the rig should be significantly higher in fiscal 1999. Due to a strong market during the first half of fiscal 1998, revenues from the RICHMOND increased in fiscal 1998 compared to fiscal 1997. However, due to current softness in the market, there has been a recent decline in dayrate for the rig and, therefore, it is expected to generate less revenues in fiscal 1999 than in fiscal 1998.

     Stable contracts for the SEAHAWK, RIG-200 and RIG-19 provided consistency to operations during fiscal 1998. Contractual work for RIG-200 and RIG-19 could terminate during fiscal 1999 with an uncertainty for ongoing work. The VICKSBURG entered a shipyard in December, 1997 for refurbishment and upgrade which was not completed until November, 1998, and this accounted for its decrease in revenues. Drilling activity for the GOODWYN `A' declined during the second half of fiscal 1998 due to its Australian owner upgrading the rig. The Company provided additional labor to NORTH RANKIN `A' and is expected to continue to be involved in the operation of both rigs at least into the year 2000.
     Contract drilling and management costs during fiscal 1998 increased 34 percent from $48.8 million to $65.3 million. This increase was primarily due to the ATWOOD HUNTER and ATWOOD SOUTHERN CROSS commencing drilling operations following their upgrades during fiscal 1997. An analysis of contract drilling and management costs by rig is as follows:


                           CONTRACT DRILLING AND MANAGEMENT COSTS
                         --------------------------------------------
                                       (In millions)
                             Fiscal       Fiscal
                              1998         1997            Variance
                             -----       ------            --------

ATWOOD HUNTER                 $ 9.4       $  1.7            $  7.7
ATWOOD SOUTHERN CROSS          10.6          0.0              10.6
ATWOOD EAGLE                   11.5          9.8               1.7
ATWOOD FALCON                   4.9          6.3              (1.4)
RICHMOND                        6.0          5.0               1.0
RIG-200                         2.6          2.0               0.6
SEAHAWK                         6.1          7.0              (0.9)
VICKSBURG                       1.4          3.6              (2.2)
RIG-19                          4.5          5.3              (0.8)
GOODWYN `A'                     3.4          5.7              (2.3)
NORTH RANKIN `A'                2.9          1.1               1.8
OTHER                           2.0          1.3               0.7
                             ------       ------            ------
                             $ 65.3       $ 48.8            $ 16.5
                             ======       ======            ======

     The ATWOOD HUNTER worked the entire fiscal 1998 compared to only approximately one quarter of fiscal 1997. The Company acquired the ATWOOD SOUTHERN CROSS in October, 1993, but did not place the rig into service until after the completion of its refurbishment and upgrade in November, 1997. The increase in operating costs for the ATWOOD EAGLE was due primarily to an increase in maintenance costs and higher operating costs associated with working in the Mediterranean Sea area as compared to West Africa. The increase in operating costs for the RICHMOND was due primarily to higher payroll related costs. During the ATWOOD FALCON and VICKSBURG upgrade periods, no operating costs are being incurred, resulting in lower operating costs in the current year than in fiscal 1997. As a result of certain payroll related tax refunds received in fiscal 1998, operating costs for RIG-19 declined. The increase in NORTH RANKIN `A' costs and the decrease in GOODWYN `A' costs were due to an increase in personnel services provided to the NORTH RANKIN `A', and a decrease in services provided to GOODWYN `A' during its upgrade period.

     An analysis of depreciation expense by rig is as follows:

                                  DEPRECIATION EXPENSE
                          --------------------------------------
                                      (In millions)
                             Fiscal      Fiscal
                              1998        1997         Variance
                            -------      ------        --------

ATWOOD HUNTER                 $ 5.0       $ 0.6           $ 4.4
ATWOOD SOUTHERN CROSS           3.0         0.0             3.0
ATWOOD EAGLE                    2.2         2.1             0.1
ATWOOD FALCON                   1.8         2.7            (0.9)
RICHMOND                        0.5         0.4             0.1
RIG-200                         2.1         1.5             0.6
SEAHAWK                         2.5         2.2             0.3
VICKSBURG                       0.0         0.0             0.0
RIG-19                          0.2         0.2             0.0
OTHER                           0.3         0.3             0.0
                              -----      ------           -----
                              $17.6      $ 10.0           $ 7.6
                              =====      ======           =====


     The increase in depreciation expense was primarily due to the commencing of depreciation in fiscal 1998 of upgrade costs of the ATWOOD HUNTER and ATWOOD SOUTHERN CROSS. The Company does not recognize depreciation expense during the period a rig is out of service for a significant upgrade. This accounts for the decline in depreciation expense for the ATWOOD FALCON in fiscal 1998 and the ATWOOD HUNTER in fiscal 1997. The increase in depreciation expense of RIG-200 was due to the rig having active drilling operations for all of fiscal 1998 compared to only three quarters of fiscal 1997.

     General and administrative expense increased 20 percent in fiscal 1998 compared to fiscal 1997. This increase was attributed to an increase in payroll related costs and in professional fees. The $2.4 million increase in interest expense was primarily related to the increase in funds borrowed under the Company's revolving credit agreement. With a significant increase in pre-tax income and virtually no carryforward tax attributes, both the foreign and domestic tax provision increased.

Fiscal Year 1997 Versus Fiscal Year 1996

     Contract revenues in fiscal 1997 increased 12 percent to $89.1 million from $79.5 million. This increase was primarily attributable to dayrate increases on the ATWOOD FALCON, ATWOOD EAGLE and RICHMOND, to an increase in labor services provided to NORTH RANKIN 'A' and to a complete year of revenues from RIG-200. An analysis of contract revenues by rig for fiscal 1997 and 1996 is as follows:


                                  CONTRACT REVENUES
                         ------------------------------------
                                    (In millions)
                           Fiscal       Fiscal
                            1997         1996      Variance
                           ------      -------     --------

ATWOOD FALCON               $16.9      $  11.5        $ 5.4
ATWOOD HUNTER                 5.2         11.3         (6.1)
ATWOOD EAGLE                 19.3         15.6          3.7
RIG-200                       5.9          2.2          3.7
SEAHAWK                      11.3         11.0          0.3
VICKSBURG                     5.1          5.0          0.1
RIG-19                        7.1          8.2         (1.1)
RICHMOND                      8.8          6.2          2.6
GOODWYN 'A'                   7.3          7.6         (0.3)
NORTH RANKIN 'A'              2.2          0.9          1.3
                            -----       -----        ------
                            $89.1       $ 79.5        $ 9.6
                            =====       ======       ======

     Contracts which commenced during the last half of fiscal 1996 by the ATWOOD FALCON and ATWOOD EAGLE, and which resulted in dayrate increases of approximately 60 percent and 25 percent, respectively, extended through fiscal 1997, accounting for the increase in revenues for these rigs. The ATWOOD HUNTER entered the shipyard in December, 1996 for its deep water upgrade which was not completed until September, 1997, accounting for its decrease in revenues. A full year of revenues coupled with the commencement of active drilling at higher dayrates accounted for the increase in revenues for RIG-200. Stable contracts for the SEAHAWK and VICKSBURG provided consistency to these operations. The decline in revenues for RIG-19 was due to the rig being moved to a new platform during fiscal 1997 with no revenues being recognized during the relocation period. Market conditions for the RICHMOND also improved during fiscal 1997 resulting in increased revenues.

     In contrast to a 12 percent increase in contract revenues, contract drilling and management costs in fiscal 1997 decreased 5 percent to $48.8 million from $51.5 million. The decrease was primarily due to the absence of drilling costs on the ATWOOD HUNTER during its upgrade period. An analysis of contract drilling and management costs by rig is as follows:

                      CONTRACT DRILLING AND MANAGEMENT COSTS
                    --------------------------------------------
                                   (In millions)
                         Fiscal       Fiscal
                          1997         1996            Variance
                         -----        -----            --------

ATWOOD FALCON             $ 6.3       $  6.9           $   (0.6)
ATWOOD HUNTER               1.7          7.2               (5.5)
ATWOOD EAGLE                9.8          9.1                0.7
RIG-200                     2.0          0.3                1.7
SEAHAWK                     7.0          6.5                0.5
VICKSBURG                   3.6          3.1                0.5
RIG-19                      5.3          6.4               (1.1)
RICHMOND                    5.0          4.8                0.2
GOODWYN 'A'                 5.7          5.9               (0.2)
NORTH RANKIN 'A'            1.1          0.6                0.5
OTHER                       1.3          0.7                0.6
                         ------       ------             ------
                         $ 48.8       $ 51.5             $ (2.7)
                         ======       ======             =======

   The ATWOOD HUNTER was out of service for approximately eight months in fiscal 1997 due to the upgrade period. The increase in costs of RIG-200 was due to a full year of operations. The decrease in costs for RIG-19 was due to its relocation to a new platform which resulted in no drilling costs being recognized during the relocation period. The increase in operating costs for the ATWOOD EAGLE, SEAHAWK, VICKSBURG and NORTH RANKIN 'A' were due primarily to higher payroll related costs.

     An analysis of depreciation expense by rig is as follows:
                              DEPRECIATION EXPENSE
                       --------------------------------------
                                   (In millions)
                           Fiscal      Fiscal
                           1997         1996         Variance
                          ------       ------        --------

ATWOOD FALCON              $ 2.7        $ 2.6           $ 0.1
ATWOOD HUNTER                0.6          1.6            (1.0)
ATWOOD EAGLE                 2.1          2.0             0.1
RIG-200                      1.5          0.0             1.5
SEAHAWK                      2.2          2.2             0.0
VICKSBURG                    0.0          0.0             0.0
RIG-19                       0.2          0.6            (0.4)
RICHMOND                     0.4          0.4             0.0
OTHER                        0.3          0.3             0.0
                           -----        -----           -----
                           $10.0        $ 9.7           $ 0.3
                           =====        =====           =====

     With the ATWOOD HUNTER out of service for drilling operations during its water depth enhancement, no depreciation was recognized during the rig's upgrade period. Depreciation of RIG-200 commenced upon start-up of active drilling operation in January, 1997.

     General and administrative expense increased 19 percent in fiscal 1997 compared to fiscal 1996. This increase was attributable to an increase in payroll related costs and to professional fees associated with a registration statement filed with the Securities and Exchange Commission in February, 1997 with respect to a public offering of 1.5 million shares of the Company's common stock, which was subsequently withdrawn due to the stock price range not adequately reflecting the value of the Company. Investment income in fiscal years 1997 and 1996 of $2.4 million and $2.5 million, respectively, offset interest expense for both years. With an increase in pre-tax income and virtually no carryforward tax attributes, both foreign and domestic tax provisions significantly increased.


LIQUIDITY AND CAPITAL RESOURCES

     During fiscal 1998, operating cash flows (before changes in working capital and other assets and liabilities) increased 138 percent from $25.8 million to $61.4 million. During fiscal 1998, the Company utilized available cash, internally generated funds and $14 million of funds borrowed under its revolving credit facility to invest approximately $30 million in the water-depth upgrade of the ATWOOD FALCON, to invest approximately $30 million in the refurbishment and upgrade of the VICKSBURG, to invest approximately $13 million in completing the refurbishment and upgrade of the ATWOOD SOUTHERN CROSS and to fund approximately $7 million in other capital expenditures.

     After enhancing the ATWOOD FALCON to drill in up to 3,500 feet of water at an approximate cost of $50 million, of which $30 million was expended during fiscal 1998, the rig commenced drilling under a three-year contract in November, 1998. After the Company committed approximately $35 million to upgrade and refurbish the VICKSBURG (including cantilevering for extended reach drilling, adding a top drive and enhancing certain drilling equipment), the rig is preparing to mobilize to India to commence a one-year contract. Currently, the Company has two other rigs, the SEAHAWK and ATWOOD EAGLE, which are candidates for upgrades. A contract extension is currently being discussed for the SEAHAWK, which is a requirement before any upgrade will be undertaken. The Company is contractually obligated to increase the water-depth drilling capacity of the ATWOOD EAGLE from 2,500 feet to 2,800 feet. This minimum upgrade will cost approximately $4 million and will not require the use of a shipyard or result in extensive downtime for the rig. Thus, except for funding the remaining costs associated with the upgrades of the ATWOOD FALCON and VICKSBURG (approximately $25 million), minimal upgrade of the ATWOOD EAGLE and general capital maintenance of the Company's other rigs, the Company currently has no significant capital commitments.

     Since September 30, 1998, the Company has borrowed another $8 million under its revolving credit facility, resulting in a current outstanding balance under the facility of $80 million. Subject to an investment opportunity being identified, the Company estimates that it will not significantly increase the outstanding balance under this facility. The ATWOOD HUNTER, ATWOOD EAGLE, and RICHMOND plus $20 million of the Company's United States Treasury bonds are pledged as collateral under the $125 million revolving credit facility. This revolving line of credit converts to a reducing facility commencing on March 31, 1999, with commitment reduction of $8.3 million per quarter until final maturity on March 31, 2002. Depending upon additional capital investments, anticipated future operating cash flows are expected to provide the Company with the option of repaying funds borrowed under the revolving credit facility prior to its required maturity.

     For the last quarter of fiscal 1998, the Company earned approximately $35 million in contract revenues compared to approximately $24 million for the last quarter of fiscal 1997. This significant increase in contract revenues accounts for the $11.4 million increase in accounts receivable at September 30, 1998 compared to September 30, 1997. The Company's portfolio of accounts receivable is comprised of major international corporate entities with stable payment experience. Historically, the Company has experienced no difficulties in receivable collections; however, at September 30, 1998, there is a contract dispute over approximately $2 million billed in September 1998. The Company is in the process of taking legal action to collect this $2 million.

     The Company continues to pursue additional growth opportunities. The current decline in drilling market activity may enhance the Company's ability to identify investment alternatives. The Company would expect to finance additional capital expenditures through a combination of operating cash flows, additional borrowing under the revolving credit facility or additional debt financing; however, the Company can give no assurance that additional debt financing would be available on terms acceptable to the Company. The Company continues to periodically review and adjust its planned capital expenditures and financing of such expenditures in light of current market conditions.

YEAR 2000

     Many computer software systems, as well as certain hardware and equipment utilizing date-sensitive data, were structured to use a two-digit date field meaning that they will not be able to properly recognize dates in the Year 2000. The Company is using both internal and external resources to assess and where necessary, to reprogram, replace or test software for Year 2000 Compliance. A majority of the Company's internal information systems are in the process of being reprogrammed or replaced with fully-compliant new or modified systems. Most of the Company's operating systems on its various drilling rigs are mechanical, with no Year 2000 compliance issues; however, there are some systems that will require assessment and possible reprogramming or replacement. The Company is striving to address and, where necessary, correct all Year 2000 issues by the end of June 1999. Currently, the total cost of assessments, new software and implementations is estimated to be between $1 million and $2 million, most of which will relate to new software and will be capitalized. The Company believes that with modifications to existing software and conversion to new software, the Year 2000 issues will not pose significant operational problems; however, the extent and magnitude of the Year 2000 problem as it will affect the Company is difficult to predict. Accordingly, there can be no assurance that the Company will adequately correct all Year 2000 problems, so as not to create disruptions in the Company's business. The Company does not currently have information concerning the Year 2000 compliance of its significant customers or suppliers. In the event the Company's major suppliers or customers do not successfully and timely achieve Year 2000 compliance, the Company's operations will be adversely affected.

DISCLOSURES ABOUT MARKET RISK

     The Company is exposed to market risk, including adverse changes in interest rates and foreign currency exchange rates as discussed below.

Interest Rate Risk

     Total long-term debt at September 30, 1998, included $72 million of floating rate debt. As a result, the Company's annual interest costs in fiscal 1999 will fluctuate based on interest rate changes. Because the interest rate on the Company's long-term debt is a floating rate, the fair value of the Company's long-term debt approximates carrying value as of September 30, 1998. The impact on annual cash flow of a 10 percent change in the floating rate (approximately 70 basis points) would be approximately $0.5 million. The Company did not have any open derivative contracts relating to its floating rate debt at September 30, 1998.

Foreign Currency Risk

     Certain of the Company's subsidiaries have monetary assets and liabilities that are denominated in a currency other than their functional currencies. A decrease in the value of 10 percent in the foreign currencies relative to the U.S. dollar from the year-end exchange rates would result in a foreign currency transaction loss of approximately $1 million, based on September 30, 1998 amounts. The Company considers its current risk exposure to foreign currency exchange rate movements, based on net cash flows, to be immaterial. The Company did not have any open derivative contracts relating to foreign currencies at September 30, 1998.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Board of Directors of Atwood Oceanics, Inc.:

     We have audited the accompanying consolidated balance sheets of Atwood Oceanics, Inc. (a Texas corporation) and subsidiaries as of September 30, 1998 and 1997, and the related consolidated statements of operations, cash flows and changes in shareholders' equity for each of the three years in the period ended September 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Atwood Oceanics, Inc. and subsidiaries as of September 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1998, in conformity with generally accepted accounting principles.





                              /s/ ARTHUR ANDERSEN LLP
                                  ARTHUR ANDERSEN LLP




Houston, Texas
November 23, 1998

                     Atwood Oceanics, Inc. and Subsidiaries
                           CONSOLIDATED BALANCE SHEETS



                                                        September 30,
---------------------------------------------------------------------------
(In thousands)                                       1998             1997
---------------------------------------------------------- ----------------
ASSETS

CURRENT ASSETS:
     Cash and cash equivalents                   $ 11,621          $19,264
     Accounts receivable                           27,730           16,353
     Inventories of materials and supplies,
         at lower of average cost or market         8,076            7,004
     Deferred tax assets                              880            1,820
     Prepaid expenses                               3,280            2,610
                                                   ------          -------
         Total Current Assets                      51,587           47,051
                                                   ------          -------

SECURITIES HELD FOR INVESTMENT:
     Held-to-maturity, at amortized cost           22,585           22,581
     Available-for-sale, at fair value                323              389
                                                   ------         --------
                                                   22,908           22,970
                                                   ------         --------
PROPERTY AND EQUIPMENT, at cost:
    Drilling vessels, equipment and drill pipe    327,520          249,496
    Other                                           6,128            5,363
                                                  -------         --------
                                                  333,648          254,859
    Less - accumulated depreciation               128,016          110,936
                                                  -------         --------
      Net Property and Equipment                  205,632          143,923
                                                  -------         --------

DEFERRED COSTS AND OTHER ASSETS                     1,610            1,386
                                                 --------         --------
                                                 $281,737         $215,330
                                                 ========         ========




The accompanying notes are an integral part of these consolidated financial statements.

                     Atwood Oceanics, Inc. and Subsidiaries
                           CONSOLIDATED BALANCE SHEETS


                                                    September 30,
---------------------------------------------------------------------
(In thousands, except share data)               1998            1997
---------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
   Current maturities
      of long-term debt                    $      750     $       750
   Accounts payable                            14,250           5,323
   Accrued liabilities                         11,723          13,429
                                               ------          ------
        Total Current
         Liabilities                           26,723          19,502
                                               ------          ------

LONG-TERM DEBT,
   net of current maturities                   72,000          58,750
                                               ------          ------

DEFERRED CREDITS:
   Income taxes                                 4,820           1,810
   Mobilization fees and other                 14,428          12,579
                                               ------          ------
                                               19,248          14,389
                                               ------          ------
SHAREHOLDERS' EQUITY:
   Preferred stock,
      no par value;
      1,000,000 shares
      authorized, none
      outstanding                                 ---            ---
   Common stock, $1 par
      value; 20,000,000
      shares authorized
      with 13,625,000
      and 13,546,000
      issued and
      outstanding in
      1998 and 1997,
      respectively                             13,625         13,546
   Paid-in capital                             51,781         50,104
   Net unrealized holding
    loss on
    available-for-sale
    securities                                   (155)          (112)
    Retained earnings                           98,515        59,151
                                              --------        ------
         Total Shareholders' Equity            163,766       122,689
                                              --------       -------
                                             $ 281,737      $215,330
                                             =========      ========






The accompanying notes are an integral part of these consolidated financial statements.

                     Atwood Oceanics, Inc. and Subsidiaries
                      CONSOLIDATED STATEMENTS OF OPERATIONS



                                                  Years Ended September 30,
--------------------------------------------------------------------------------
(In thousands, except per share amounts)        1998          1997          1996
--------------------------------------------------------------------------------

REVENUES:
    Contract drilling                       $148,570       $86,833      $78,555
    Contract management                        3,239         2,249          900
                                            --------       -------      -------
                                             151,809        89,082       79,455
                                            --------       -------      -------
COSTS AND EXPENSES:
    Contract drilling                         62,364        47,714       50,912
    Contract management                        2,921         1,076          628
    Depreciation                              17,596         9,979        9,742
    General and administrative                 7,331         6,100        5,113
                                              ------        ------       ------
                                              90,212        64,869       66,395
                                              ------        ------       ------
OPERATING INCOME                              61,597        24,213       13,060
                                              ------        ------       ------

OTHER INCOME (EXPENSE):
    Interest expense                          (3,599)       (1,212)      (2,522)
    Investment income                          2,321         2,377        2,510
    Realized gain on sale of securities           --            --        2,795
                                             -------       -------      -------
                                              (1,278)        1,165        2,783
                                             -------       -------      -------

INCOME BEFORE INCOME TAXES                    60,319       25,378        15,843

PROVISION FOR INCOME TAXES                    20,955        9,759         4,475
                                             -------       -------      -------

NET INCOME                                   $39,364       $15,619      $11,368
                                             =======       ========     =======

EARNINGS PER COMMON SHARE:
      Basic                               $     2.90       $  1.16    $     .85
      Diluted                                   2.84          1.14          .84
AVERAGE COMMON SHARES OUTSTANDING:
      Basic                                   13,592        13,474       13,328
      Diluted                                 13,884        13,715       13,544





The accompanying notes are an integral part of these consolidated financial statements.

                     Atwood Oceanics, Inc. and Subsidiaries
                      CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                   For Years Ended September 30,
--------------------------------------------------------------------------------
(In thousands)                                         1998       1997      1996
--------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES:
     Net income                                     $39,364    $15,619  $11,368
                                                    -------    -------  -------
     Adjustments to reconcile
         net income to net cash
         provided by operating
         activities:
       Depreciation                                  17,596      9,979    9,742
       Amortization of deferred
         items                                          427        539      604
       Deferred federal income
         tax provision (benefit)                      3,970       (330)   1,400
       Gain on sale of securities                       ---        ---   (2,795)
     Changes in assets and
      liabilities:
       Decrease (increase) in
         accounts receivable                       (11,377)        334   (3,412)
       Increase (decrease) in
         accounts payable                              954       2,708   (3,645)
       Increase (decrease) in
         accrued liabilities                        (1,706)      5,958   (1,524)
       Net mobilization fees                         2,779       6,286    3,000
       Other                                        (1,924)     (1,848)   2,216
                                                    ------      ---------  -----
                                                    10,719      23,626    5,586
                                                    ------      --------  -----
             Net Cash Provided by
               Operating Activities                 50,083      39,245   16,954
                                                    ------      ------   ------
CASH FLOW FROM INVESTING ACTIVITIES:
     Proceeds from sale of securities                  ---         ---    3,738
     Capital expenditures                          (79,607)    (62,778)  (9,526)
     Non cash portion of capital
          expenditures                               7,973        ---       ---
                                                    -------    ---------- -----
             Net Cash Used by Investing
               Activities                          (71,634)    (62,778)  (5,788)
                                                   --------    --------  -------
CASH FLOW FROM FINANCING ACTIVITIES:
     Proceeds from exercises of
          stock options                                658       1,019      761
     Proceeds from revolving
          credit facility                           14,000      58,000      ---
     Principal payments on debt                       (750)    (32,973)  (6,346)
     Deferred financing costs                          ---        (814)     ---
                                                   -------     -------   ------
               Net Cash Provided (Used)
                    by Financing Activities         13,908      25,232   (5,585)
                                                   -------     -------   ------
NET INCREASE (DECREASE) IN
     CASH AND CASH EQUIVALENTS                      (7,643)      1,699    5,581
CASH AND CASH EQUIVALENTS,
     at beginning of period                         19,264      17,565   11,984
                                                    --------    ------   ------

CASH AND CASH EQUIVALENTS,
     at end of period                               $11,621    $19,264  $17,565
                                                    =======    =======  =======
--------------------------
Supplemental disclosure of cash
   flow information:
     Cash paid during the year
          for domestic and foreign income taxes     $18,549   $ 6,896   $ 2,660
                                                    =======   =======   =======
     Cash paid during the year
          for interest, net of amounts capitalized  $ 2,349   $ 1,295   $ 2,478
                                                    =======   =======   =======


The accompanying notes are an integral part of these consolidated financial statements.

                     Atwood Oceanics, Inc. and Subsidiaries
                      CONSOLIDATED STATEMENTS OF CHANGES IN
                              SHAREHOLDERS' EQUITY


--------------------------------------------------------------------------------


(In thousands)                    Common Stock              Unrealized
                               ---------------- Paid-in Holding Retained Shares(1) Amount(1) Capital(1)Gain(Loss) Earnings
--------------------------------------------------------------------------------

September 30, 1995                13,258   $13,258   $48,142   $1,328    $32,164
    Unrealized holding gain at
        September 30, 1995
          realized
        upon sale of securities
          in 1996                   ---       ---       ---   (1,482)        ---
    Decrease in unrealized
          holding loss              ---       ---       ---       15         ---
    Exercises of employee
          stock options             124       124       637      ---         ---
    Net income                      ---       ---       ---      ---      11,368
                                 ------    ------    ------    -----      ------
September 30, 1996               13,382    13,382    48,779     (139)     43,532
    Decrease in unrealized
          holding loss              ---       ---       ---       27         ---
    Exercises of employee
          stock options             164       164       855      ---         ---
    Tax benefit from
          exercises of
      employee stock options        ---       ---       470      ---         ---
    Net income                      ---       ---       ---      ---      15,619
                                 ------    ------    ------    -----      ------
September 30, 1997               13,546    13,546    50,104     (112)     59,151
    Increase in unrealized
          holding loss              ---       ---       ---      (43)        ---
    Exercises of employee
         stock options               79        79       579      ---         ---
    Tax benefit from exercises of
          employee stock options    ---       ---     1,098      ---         ---
    Net income                      ---       ---       ---      ---      39,364
                                 ------   -------   --------  -------    -------

September 30, 1998               13,625   $13,625   $51,781   $ (155)    $98,515
                                 ======   =======   ========  =======    =======


---------------------

NOTES -

(1) Adjusted for 100% stock dividend declared in November, 1997.
(2) Preferred stock, no par value, of 1,000,000 shares was authorized in 1975 and no shares have been issued.

The accompanying notes are an integral part of these consolidated financial statements.

                     Atwood Oceanics, Inc. and Subsidiaries
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - NATURE OF OPERATIONS

     Atwood Oceanics, Inc. together with its wholly-owned subsidiaries (collectively referred to herein as the "Company"), is engaged in the business of international offshore drilling of exploratory and developmental oil and gas wells and related support, management and consulting services. Presently, the Company owns and operates a modern fleet of seven mobile offshore rigs and one modular platform rig, as well as manages the operations of two operator-owned platform rigs in Northwest Australia. The Company also owns a fifty percent interest in a new generation platform rig. Currently, the Company is involved in active operations in the territorial waters of Australia, Malaysia, Egypt, Philippines, Italy, United States and India.

     Demand for drilling equipment is dependent on the exploration and development programs of oil and gas companies, which is in turn influenced by the financial conditions of such companies, by general economic conditions, by prices of oil and gas, and from time to time, by political considerations and policies. The Company's business operations are subject to the risks associated with a business having a limited number of customers for which it can operate at any given time. A decrease in the drilling programs of customers in the areas where the Company is employed may adversely affect the Company's revenues. The contracts under which the Company operates its drilling rigs are obtained either through individual negotiations with the customer or by submitting proposals in competition with the other drilling contractors and vary in their terms and conditions. The Company competes with several other drilling contractors, most of which are substantially larger than the Company and possess appreciably greater financial and other resources. Price competition is generally the most important factor in the drilling industry, but the technical capability of specialized drilling equipment and personnel at the time and place required by customers are also important. Other competitive factors include work force experience, rig suitability, efficiency, condition of equipment, reputation and customer relations. The Company believes that it competes favorably with respect to these factors.


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

Foreign exchange -

     The U.S. dollar is the functional currency for all areas of operations of the Company. Accordingly, monetary assets and liabilities denominated in foreign currency are remeasured to U.S. dollars at the rate of exchange in effect at the end of the year, items of income and expense are remeasured at average monthly rates, and property and equipment and other nonmonetary amounts are remeasured at historical rates. Gains and losses on foreign currency transactions and remeasurements are included in drilling costs in the consolidated statements of operations. The Company incurred foreign exchange losses of $ 1 million and $.7 million in 1998 and 1997, respectively, with a foreign exchange gain of $.2 million in 1996.

Property and equipment -

     Property and equipment is recorded at cost. Interest costs related to property under construction are capitalized as a component of construction costs. Interest capitalized during fiscal 1998 and 1997 totaled $1.4 million and $1.3 million, respectively.

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

Deferred costs -

     The Company defers the net costs of moving a drilling rig to a new area and amortizes such costs on a straight-line basis over the life of the applicable drilling contract. During fiscal years 1998 and 1997, the Company received sufficient mobilization revenues on all rig moves to more than cover all mobilization costs. Thus, there were no unamortized mobilization costs at September 30, 1998 or 1997.

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

Revenue recognition -

     The Company accounts for drilling and management contract revenues using the percentage of completion method of accounting, under which revenues are recognized on a daily basis as earned. Mobilization revenues are first used to cover the costs of mobilization with the excess revenues deferred and amortized on a straight-line basis over the life of the applicable drilling contract. At September 30, 1998 and 1997, deferred revenues totaling $12.1 million and $9.3 million, respectively, were included in Deferred Credits on the accompanying consolidated balance sheets.

Cash and cash equivalents -

     Cash and cash equivalents consist of cash in banks and highly liquid debt instruments which mature within three months of the date of purchase.

Receivables -

     Based upon the Company's historical collection of accounts receivable, the Company has not established an allowance for doubtful accounts.

Investments -

     Investments in held-to-maturity securities are stated at the amortized cost at the balance sheet date. The Company has the ability and intent to hold such securities to maturity. At September 30, 1998 and 1997, investments in available-for-sale securities are carried at fair value with the unrealized holding loss, net of deferred tax, included in shareholders' equity.

Earnings per common share -

     In fiscal 1998, the Company adopted SFAS No. 128, "Earnings per Share". Under SFAS No. 128, primary earnings per share ("EPS") is replaced by "Basic" EPS, which excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. "Diluted" EPS reflects the issuance of additional shares in connection with the assumed conversion of stock options. As required, all prior-period EPS information has been restated.

     The computation of basic and diluted earnings per share under SFAS 128 for each of the past three years is as follows: (in thousands, except per share amounts)

                                                               Per Share
                                       Net Income     Shares      Amount
Fiscal 1998:
    Basic earnings per share             $ 39,364     13,592    $   2.90
    Effect of dilutive securities -
         Stock options                        ---        292        (.06)
=========================================================================
     Diluted earnings per share          $ 39,364     13,884    $   2.84
=========================================================================

Fiscal 1997:
     Basic earnings per share            $ 15,619     13,474    $   1.16
     Effect of dilutive securities -
          Stock options                       ---        241        (.02)
=========================================================================
      Diluted earnings per share         $ 15,619     13,715     $  1.14
=========================================================================

Fiscal 1996:
     Basic earnings per share            $ 11,368     13,328    $    .85
     Effect of dilutive securities -
           Stock options                      ---        216        (.01)
=========================================================================
     Diluted earnings per share          $ 11,368     13,544     $   .84
=========================================================================

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


NOTE 3 - SECURITIES HELD FOR INVESTMENT

     All of the Company's investments in equity securities are classified as "available-for-sale" and accordingly, are reflected in the September 30, 1998 and 1997 Consolidated Balance Sheets at fair value, with the aggregate unrealized gain or loss, net of related deferred tax liability or asset, included in shareholders' equity. All of the Company's investment in United States Treasury Bonds (which mature in 2000 and 2001) are classified as "held-to-maturity" and, accordingly, are reflected in the September 30, 1998 and 1997 Consolidated Balance Sheets at amortized cost.

     There were no sales of securities during fiscal 1998 or 1997. During fiscal 1996, 32,000 shares of Mobil Corporation common stock were sold for $3.7 million and resulting in realized gains, using average cost, of $2.8 million. An analysis of the Company's investment in marketable securities is as follows (in thousands):

                                                Unrealized
                             Amortized Cost     Gain (Loss)        Fair Value
                             ---------------   -------------    ---------------
   September 30, 1998 -
      Equity Securities          $      561       $   (238)      $      323
      United States
         Treasury Bonds              22,585          1,782           24,367
                                   --------       --------          -------
                                   $ 23,146       $  1,544          $24,690
                                   ========       ========          =======
   September 30, 1997 -
      Equity Securities          $      561       $   (172)       $     389
      United States
         Treasury Bonds              22,581          1,429           24,010
                                     ------        -------           ------

                                   $ 23,142        $ 1,257         $ 24,399
                                   ========        ========         =======


NOTE 4 - PROPERTY AND EQUIPMENT

VICKSBURG  -

     In December, 1997, the VICSKSBURG was mobilized from Australia to a Singapore shipyard to undergo an approximate $35 million refurbishment and upgrade project, of which $30 million was expended during fiscal 1998. Following completion of this project in November, 1998, the rig is being mobilized to India to commence a one-year plus option contract.

ATWOOD FALCON -

     In June, 1998, the ATWOOD FALCON was relocated from Philippines to a Singapore shipyard to undergo an approximately $50 million water-depth upgrade, of which $30 million was expended during fiscal 1998. Following completion of the project in November, 1998, the rig has commenced drilling under the three-year phase two portion of its 1996 contract. Pursuant to the contract, the Company will receive $11.2 million in mobilization fees, of which $6.3 million was received at September 30, 1998 and recorded to Deferred Credits. These fees, net after mobilization costs, will be amortized into revenues over the three-year contract period.


ATWOOD SOUTHERN CROSS -

    During fiscal year 1997, the ATWOOD SOUTHERN CROSS was mobilized from Australia to a Singapore shipyard, refurbished and upgraded to achieve 2,000 feet water-depth drilling capability at an aggregate cost of approximately $35 million. During November, 1997, the rig was mobilized from Singapore to Australia to commence working under a contract which it completed in September, 1998. While waiting for a new contract opportunity, the rig is currently idle in Australia.


ATWOOD HUNTER -

    In fiscal 1997, the ATWOOD HUNTER was upgraded to achieve up to 3,500 feet water-depth drilling capability and relocated from Southeast Asia to the United States Gulf of Mexico at an aggregate cost of approximately $40 million. The rig has two more years remaining on its three-year contract with British-Borneo Petroleum Inc. The contract provided for the payment of a $10 million mobilization fee of which $6.4 million (net after mobilization costs) was recorded to Deferred Credits and is being amortized into revenues over the three-year contract period, with an unamortized balance of $4.2 million at September 30, 1998.

RIG 200 -

    RIG-200 (a modular platform rig built in 1995) is owned 50 percent by the Company and 50 percent by Helmerich & Payne, Inc. (current owner of 22 percent of the Company's outstanding common stock). Since the Company has a 50 percent undivided ownership interest in RIG-200 and is actively involved in its operations, the Company accounts for its investment in the rig on a proportionate consolidation method. Accordingly, the Company's $12 million investment in RIG-200 is reflected in "Drilling Vessels, Equipment and Drill Pipe" in the Consolidated Balance Sheet, with 50 percent of the rig's operating results for fiscal years 1998, 1997 and 1996 reflected in the Company's Consolidated Statement of Operations. At September 30, 1998, Accounts Payable included approximately $950,000 payable to Helmerich & Payne, Inc. relating to RIG-200 operations, which the Company paid in October, 1998.


NOTE 5 - DEBT

LONG-TERM DEBT -

    A summary of long-term debt is as follows (in thousands):

                                                           September 30,
                                                    -----------------------
                                                          1998        1997
                                                    -----------    --------
Revolving credit agreement, bearing interest
   (market adjustable) at approximately 7 percent
   per annum at September 30, 1998                     $ 72,000    $ 58,000
Term note, bearing interest at 6 percent per annum          750       1,500
                                                       --------     -------
                                                         72,750      59,500
Less -  current maturities                                  750         750
                                                       --------     -------
                                                       $ 72,000    $ 58,750
                                                       ========    ========

    In July, 1997, the Company entered into a $125 million revolving credit facility with a bank group. The revolving line of credit converts to a reducing facility commencing on March 31, 1999, with commitment reduction of $8.3 million per quarter until final maturity on March 31, 2002. The bank group's collateral for this revolving credit facility consists principally of preferred mortgages on the ATWOOD HUNTER, ATWOOD EAGLE and the RICHMOND plus the assigment of $20 million in market value of United States Treasury Bonds. The credit facility prohibits the Company from incurring any additional indebtedness in excess of $5 million, disposing of any material assets, paying dividends or repurchasing any of the Company's outstanding common stock. The proceeds borrowed under this revolving credit facility have been used to repay the notes payable to a prior bank group and to fund capital expenditures.

    The maturities of long-term debt are as follows (in thousands):

                       FISCAL YEAR               AMOUNT

                           1999                $    750
                           2000                   5,100(1)
                           2001                  33,200
                           2002                  33,700
                                               --------
                                               $ 72,750
                                               ========

(1) Subsequent to September 30, 1998, an additional $8 million was borrowed under the credit facility. The additional $8 million will be due in 2000.


LINE OF CREDIT -

    The Company has a $3 million unsecured line of credit with a bank to support issuance, when required, of standby letters of guarantee and the Indian tax guarantee (see Note 6). At September 30, 1998, standby letters of guarantee in the aggregate amount of approximately $3 million were outstanding under this facility.


NOTE 6 - INCOME TAXES

    Domestic and foreign income (loss) before income taxes for the three years in the period ended September 30, 1998 are as follows (in thousands):

                              Fiscal         Fiscal         Fiscal
                               1998           1997           1996
                            --------        --------       ---------
Domestic income             $ 39,553        $ 14,623       $  17,508
Foreign income (loss)         20,766          10,755          (1,665)
                             -------        --------       ---------
                             $60,319        $ 25,378       $  15,843
                             =======        ========       =========


    The provision (benefit) for domestic and foreign taxes on income consists of the following (in thousands):

                                            Fiscal       Fiscal       Fiscal
                                             1998         1997          1996
                                          --------      -------       -------
Current domestic provision                $ 11,487      $ 5,736       $   452
Deferred domestic provision (benefit)        3,970         (330)        1,400
Current foreign provision                    5,498        4,353         2,623
                                          --------      -------       -------
                                          $ 20,955      $ 9,759       $ 4,475
                                          ========      =======       =======


    The components of the deferred income tax assets (liabilities) as of September 30, 1998 and 1997 are summarized as follows (in thousands):


                                                           September 30,
                                                       -------------------
                                                          1998        1997
                                                       -------     -------
  Deferred tax assets -
           Net operating loss carryforwards            $ 2,860     $ 2,970
           Book reserves                                 1,200       1,260
           Deferred mobilization revenues                2,100       3,210
                                                         -----       -----
                                                         6,160       7,440
                                                         -----       -----

  Deferred tax liabilities -
          Difference in book and tax basis
               of equipment                              7,360       4,940
          Deferred charges                                 450         160
          Unrealized holding loss
               available-for-sale securities               (80)        (60)
                                                        ------       ------
                                                         7,730       5,040
                                                        ------       -----
  Net deferred tax assets (liabilities)
     before valuation allowance                         (1,570)      2,400
  Valuation allowance                                   (2,370)     (2,390)
                                                        -------     -------
                                                       $(3,940)       $ 10
                                                       =========    =======
  Net current deferred tax assets                      $   880     $ 1,820
  Net noncurrent deferred tax liabilities               (4,820)     (1,810)
                                                        -------    --------
                                                       $(3,940)    $    10
                                                       ========    ========

     U.S. deferred taxes have not been provided on foreign earnings totaling approximately $20.6 million which are permanently invested abroad. Foreign tax credits totaling approximately $8.8 million are available to reduce the U.S. taxes on such amounts.


    The differences between the statutory and the effective income tax rate are as follows:

                                                     Fiscal    Fiscal    Fiscal
                                                      1998      1997      1996
                                                     ------    ------    ------
Statutory income tax rate                               35%        35%       34%
Increase (decrease) in tax rate resulting from -
    Foreign tax rate differentials,
          net of foreign tax credit utilization         (1)        10        12
    Change in valuation allowance                       ---        (2)      (15)
    Investment tax credit utilization                   ---        (5)       ---
Other, net                                               1         ---       (3)
                                                       ----       ----      ----
Effective income tax rate                              35%         38%       28%
                                                       ====       ====      ====

    The Company has United States net operating loss carryforwards totaling $8.2 million which expire in fiscal years 2001 through 2003. Due to various utilization limitations, management estimates that a significant portion of this tax attribute will not be available to reduce future tax obligations; accordingly, a $2.4 million valuation allowance is recorded as of September 30, 1998.

    For several years, the Company has pursued legal action to collect certain tax refund claims in India. As a result of favorable court decisions in India, and upon the Company providing letters of guarantee, the Company received tax refunds in 1997 and 1994 of $ 1.1 million and $.6 million, respectively, (net of taxes on interest and other related expense), which are reflected in the September 30, 1998 and 1997 Consolidated Balance Sheets as other Deferred Credits, pending ultimate resolution of the issue by the Indian High Court.

NOTE 7 - CAPITAL STOCK

COMMON STOCK DIVIDEND -

     On November 19, 1997, the Company effected a 100 percent common stock dividend resulting in the issuance of approximately 6,775,000 shares of common stock and the transfer of approximately $ 6,775,000 from paid-in capital to common stock which represented the par value of additional shares issued. All share and per share information has been retroactively restated in the Consolidated Financial Statements to reflect the stock dividend.

STOCK OPTION PLANS -

    The Company has an incentive equity plan ("1996 Plan") whereby 670,000 shares of common stock may be granted to officers and key employees through February 12, 2007. At September 30, 1998, options to purchase 307,000 shares were outstanding under this Plan. The Company also has options outstanding to purchase 259,200 shares under a stock plan ("1990 Plan"). Under both plans, the exercise price of each option equals the market price of the Company's common stock on the date of grant, all outstanding options have a maximum term of 10 years, and options vest over a period from the second to the fifth year from the date of grant.

    A summary of the status of the Company's Plans as of September 30, 1998, 1997 and 1996, and changes during the years ended on those dates is presented below:

                            Fiscal             Fiscal               Fiscal
                             1998               1997                 1996
                      ------------------   ------------------  -----------------
                                Weighted-            Weighted-          Weighted
                                 Average             Average             Average
                      Number of  Exercise  Number of Exercise Number of Exercise
                      Options    Price    Options    Price    Options     Price
Outstanding at
  beginning of Year   444,700  $  15.42    506,800  $  9.46   480,200   $  6.15
Granted               208,000     33.07    112,500    28.00   151,000     17.25
Exercised             (78,500)     8.39   (164,000)    6.22  (124,400)     6.12
Forfeited              (8,000)    23.73    (10,600)    6.46      ---       ---
Expired                   ---      ----       ---      ---       ---       ---
-------------------------------------------------------------------------------
Outstanding at
end of year          566,200   $  22.76    444,700    15.42   506,800   $  9.46
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Exercisable at
end of year           88,950   $   8.49     69,450  $  5.67   164,676   $  6.02
-------------------------------------------------------------------------------
Available for grant
at end of Year       366,000               567,000               ---
Weighted-average
 fair value of
 options granted
 during the year     $ 14.21               $ 23.36            $  6.68

    The following table summarizes information about stock options outstanding at September 30, 1998:
                          Options Outstanding                Options Exercisable
                  --------------------------------------   ---------------------
                             Weighted-
                             Average
                             Remaining     Weighted-        Weighted-
    Range of                Contractural   Average          Average   Exercise
 Exercise Prices   Shares       Life       Exercise Price     Shares     Price
-----------------  -------   ------------  --------------   ---------- --------

$  4.87 to  5.38    38,000    4.1 years    $   5.18          38,000     $  5.18
   6.50 to  6.69    82,650    5.6 years        6.61          31,150        6.62
  16.63 to 18.97   235,050    8.6 years       17.42          19,800       17.83
           28.00   107,500    8.5 years       28.00             ---         ---
  48.75 to 52.06   103,000    9.2 years       48.94             ---         ---
                   -------                    -----          ------      ------
   4.87 to 52.06   566,200    7.9 years     $ 22.76          88,950      $ 8.49
                   =======                  =======          ======     =======

    As permitted by SFAS No. 123, the Company applies APB Opinion No. 25 and related Interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized from the granting of options pursuant to its stock option plans. Had compensation costs been determined based on the fair value at the grant dates for awards made in fiscal years 1998, 1997 and 1996 consistent with the method of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands, except for per share amounts):

                                             Fiscal       Fiscal      Fiscal
                                              1998         1997        1996
                                           ---------   ----------  ----------
Net Income             As reported         $ 39,364     $ 15,619    $ 11,368
                       Pro forma             38,830       15,404      11,291
Earnings per share     As reported -
                         Basic                 2.90         1.16         .85
                         Diluted               2.84         1.14         .84
                       Pro forma
                         Basic                 2.86         1.14         .85
                         Diluted               2.80         1.12         .83

The fair value of grants made in fiscal 1998, 1997 and 1996 was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used: fiscal 1998 - risk free interest rate of 5.4 percent, expected volatility of 42 percent, expected lives of 5 years and no dividend yield; - fiscal 1997 - risk-free interest rate of 6.7 percent, expected volatility of 33.6 percent, expected lives of 5 years and no dividend yield; fiscal 1996 - risk-free interest rate of 5.8 percent, expected volatility of
33.7 percent, expected lives of 5 years and no dividend yield.

NOTE 8 - RETIREMENT PLAN

    The Company has a contributory retirement plan (the "Plan") under which qualified participants may make contributions of up to 5% of their compensation, as defined (the basic contribution). The Company makes contributions to the Plan equal to twice the basic contributions. Company contributions vest 100 percent to each participant beginning with the fourth year of participation. If a participant terminates employment before becoming fully vested, the unvested portion is credited to the Company's account and can be used only to offset Company contribution requirements. In fiscal 1998, the Company made cash contributions of approximately $1.3 million to the Plan and utilized no fortfeitures to reduce its contribution requirements. In fiscal 1997 and 1996, the Company used forfeitures of $84,000 and $58,000, respectively, to reduce its cash requirements, which resulted in actual contributions of approximately $.9 million and $.7 million, respectively. As of September 30, 1998, there are approximately $100,000 of contribution forfeitures which can be utilized to reduce future Company cash contribution requirements.


NOTE 9 - FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities included in the accompanying Consolidated Balance Sheets approximated fair value due to the short maturity of these instruments. Since the bank debt has a market adjustable interest rate, the carrying value approximated fair value as of fiscal year end 1998 and 1997. Although the $.7 million term note has a fixed 6 percent interest rate at September 30, 1998, it also approximated fair value. The Company's only financial instruments at September 30, 1998 and 1997 with a fair value different from carrying value are marketable securities; the difference of which is shown in Note 3.


NOTE 10 - CONCENTRATION OF MARKET AND CREDIT RISK

    All of the Company's customers are in the oil and gas offshore exploration and production industry. This industry concentration has the potential to impact the Company's overall exposure to market and credit risks, either positively or negatively, in that the Company's customers could be affected by similar changes in economic, industry or other conditions. However, the Company believes that the credit risk posed by this industry concentration is offset by the creditworthiness of the Company's customer base. The Company's portfolio of accounts receivable is comprised of major international corporate entities and government organizations with stable payment experience. Historically, the Company's uncollectible accounts receivable have been immaterial, and typically, the Company does not require collateral for its receivables.
    Drilling revenues for fiscal 1998 include $35.2 million, $25.9 million and $20.4 million in revenues received from British-Borneo Petroleum Inc., ESSO Australian Limited/ESSO Production Malaysia, Inc. and Santos Ltd., respectively. Drilling revenues for fiscal 1997 include $24.3 million, $19.3 million and $16.9 million in revenues received from ESSO Australia Limited/ESSO Production Malaysia, Inc., Mobil Equatorial Guinea Inc. and Carigali-Triton Operating Company Sdn. Bhd., respectively. Drilling revenues for fiscal 1996 include $25.6 million, $11.5 million and $8.4 million in revenues received from Esso Australia Limited/Esso Production Malaysia, Inc., Carigali-Triton Operating Company Sdn. Bhd. and Mobil Equatorial Guinea Inc., respectively.

NOTE 11  - NEW ACCOUNTING PRONOUNCEMENTS

     The Financial Accounting Standards Board has issued four new accounting standards; SFAS No. 130 "Reporting Comprehensive Income"; SFAS No. 131, "Disclosures about Segments for Enterprise and Related Information"; SFAS No. 132, "Employer's Disclosure about Pension and Other Post Retirement Benefits" and SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 130, 131 and 132 are effective for fiscal years beginning after December 15, 1997. SFAS 130 requires the reporting and display of comprehensive income. While the Company does have certain comprehensive income items, this standard will not affect the Company's reported consolidated net income or cash flows. SFAS 131 establishes standards for reporting financial and description information about a company's operating segments. Management is currently analyzing the impact of SFAS 131, but does not expect the standard to materially change its current segment disclosure. SFAS 132 is a disclosure oriented standard and will not affect the Company's reported consolidated income or cash flows. SFAS 133 is effective for fiscal years beginning after June 14, 1999. This Statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. In the opinion of management, the adoption of Statement 133 will not have a material impact on the Company's financial statements.


NOTE 12 - OPERATIONS BY GEOGRAPHIC AREAS

    The Company is engaged in offshore contract drilling. The contract drilling operations consist of contracting Company owned or managed offshore drilling equipment primarily to major oil and gas exploration companies. Operating income is contract revenues less operating costs, general and administrative expenses and depreciation. In computing operating margin for each geographic area, none of the following items were considered: other income (expense) and domestic and foreign income taxes. Identifiable assets are those assets that are used by the Company in operations in each geographic area. General corporate assets are principally investments in marketable securities.

A summary of revenues, operating margin and identifiable assets by geographic areas is as follows (in thousands):

                                               Fiscal       Fiscal       Fiscal
                                                1998         1997         1996
                                            ----------    ---------    --------
CONTRACT REVENUES:
  United States                              $ 46,454       $10,585    $  6,208
  Australia                                    44,445        27,599      31,043
  Southeast Asia                               28,661        31,583      33,774
  Mediterranean Sea                            18,699           ---         ---
  Africa                                       13,550        19,315       8,430
                                             --------      --------    --------
                                             $151,809      $ 89,082    $ 79,455
                                             ========      ========    ========
OPERATING INCOME:
  United States                               $24,102       $ 5,642    $     42
  Australia                                    13,822         8,236       8,018
  Southeast Asia                                9,911         8,235       6,316
  Mediterranean Sea                            12,274           ---         ---
  Africa                                        8,819         8,200       3,831
  India/Middle East                               ---           ---         (34)
  General and administrative expenses          (7,331)       (6,100)     (5,113)
                                            ----------     --------    --------
                                            $  61,597      $ 24,213    $ 13,060
                                            ==========     ========    ========
IDENTIFIABLE ASSETS:
  United States                              $ 76,557      $ 81,800    $ 31,071
  Australia                                    59,388        49,713      19,365
  Southeast Asia                               97,736        40,387      64,163
  Mediterranean Sea                            24,908           ---         ---
  Africa                                            2        20,457      21,780
  India/Middle East                               238             3           3
  General corporate                            22,908        22,970      22,927
                                             --------      --------    --------
                                             $281,737      $215,330    $159,309
                                             ========      ========    ========

NOTE 13 - QUARTERLY FINANCIAL DATA (UNAUDITED)

    Summarized quarterly results for fiscal years 1998 and 1997 are as follows (in thousands, except per share amounts):

                                                   QUARTERS ENDED
                               -----------------------------------------------
                               DECEMBER 31,  MARCH 31,  JUNE 30, SEPTEMBER 30,
                               -----------   --------  --------  -------------
1998
Revenues                          $ 36,224   $ 41,428  $ 39,294     $  34,863
Income before income taxes          13,289     17,966    15,503        13,561
Net income                           8,677     11,682    10,034         8,971
Earnings per common share  (1) -
     Basic                             .64        .86       .74           .66
     Diluted                           .63        .84       .72           .65

1997
Revenues                          $ 22,093   $ 20,805   $22,069      $ 24,115
Income before income taxes           5,734      5,117     5,660         8,867
Net income                           3,919      3,114     3,662         4,924
Earnings per common share (1) -
     Basic                             .29        .23       .27           .37
     Diluted                           .29        .23       .27           .36
------------

(1) Net income per common share has been restated in accordance with SFAS No. 128, as discussed in Note 2. The sum of the individual quarterly net income per common share amounts may not agree with year-to-date net income per common share as each quarterly computation is based on the weighted average number of common shares outstanding during that period.

DIRECTORS                                 OFFICERS

ROBERT W. BURGESS (3)                     JOHN R. IRWIN
  Senior Vice President                     President, Chief Executive Officer
  CIGNA Investment Division
  CIGNA Companies                         JAMES M. HOLLAND
  Bloomfield, Connecticut                   Senior Vice President and Secretary

GEORGE S. DOTSON (1, 2, 3)                GLEN P. KELLEY
  Vice President                            Vice President - Contracts and
  Helmerich & Payne, Inc.                                  Administration
  President                               LARRY P. TILL
  Helmerich & Payne International           Vice President - Operations
    Drilling Co.
  Tulsa, Oklahoma

W. H. HELMERICH, III
  Chairman
  Helmerich & Payne, Inc.
  Tulsa, Oklahoma

HANS HELMERICH (1, 3)
  President, Chief Executive Officer
  Helmerich & Payne, Inc.
  Tulsa, Oklahoma

JOHN R. IRWIN (1)
  President, Chief Executive Officer
  Atwood Oceanics, Inc.
  Houston, Texas

WILLIAM J. MORRISSEY (2)
  Bank Executive, Retired
  Elkhorn, Wisconsin

(1)  Executive Committee
(2)  Audit Committee
(3)  Compensation Committee

ANNUAL MEETING

The annual meeting of stockholders will be held on February 11, 1999 at the Company's principal office: 15835 Park Ten Place Drive, Houston, Texas. A formal notice of the meeting together with a proxy statement and form of proxy will be mailed to stockholders about January 15, 1999.

TRANSFER AGENT AND REGISTRAR

    Bank One Corporation, N.A.
    P. O. Box 25848
    100 N. Broadway, 7th Floor (73102)
    Oklahoma City, OK 73125

FORM 10-K

    A copy of the Company's Form 10-K as filed with the Securities and Exchange Commission is available free on request by writing to:

    Secretary, Atwood Oceanics, Inc.
    P. O. Box 218350
    Houston, Texas 77218

STOCK PRICE INFORMATION -

    On August 6, 1997, the common stock of Atwood Oceanics, Inc. ceased trading on the Nasdaq Stock Market (NASDAQ) under the symbol "ATWD" and commenced trading on the New York Stock Exchange ("NYSE") under the symbol "ATW". No cash dividends on common stock were paid in fiscal year 1997 or 1998, and none are anticipated in the foreseeable future. As of September 30, 1998, there were over 750 beneficial owners of the common stock of Atwood Oceanics, Inc. As of November 30, 1998, the closing sale price of the common stock of Atwood Oceanics, Inc., as reported by NYSE, was $18.75 per share. The following table sets forth the range of high and low sales prices per share of common stock as reported by NASDAQ and the NYSE for the periods indicated, after retroactive restatement for the November 1997 100% common stock dividend.

                                   Fiscal                     Fiscal
                                    1997                       1998
                               ----------------         -----------------
QUARTERS ENDED                   LOW       HIGH           LOW        HIGH
--------------                 -------    -------       -------     ------
December 31                    $22 3/8   $32  3/4       $40 1/16   $61 5/8
March 31                        26 3/4    35  1/2         38 3/4    55 1/4
June 30                         28 7/8    35  1/8         37 3/8    61 3/8
September 30                    33 3/4    57 1/16        15 1/16    40 3/4

                                    APPENDIX

The following graphic and image information in the form of "Bar Charts" are located in the Annual Report immediately following "Highlights".






BAR CHART - CONTRACT REVENUES ($ MILLIONS)

1994              1995             1996             1997              1998
----              ----             ----             ----              ----
$66.0             $72.2            $79.5            $89.1             $151.8

BAR CHART - EARNINGS, BEFORE DEPRECIATION, INTEREST, TAXES AND INVESTMENT INCOME ($ MILLIONS)

1994              1995             1996              1997             1998
----              ----             ----              ----             ----
$17.3            $16.9            $22.8             $34.2            $79.2

BAR CHART - OPERATING CASH FLOW ($  MILLIONS)

1994              1995             1996              1997             1998
----              ----             ----              ----             ----
$16.8            $14.9            $20.3             $25.8            $61.4

BAR CHART - NET INCOME (LOSS) ($ MILLIONS)

1994              1995              1996              1997            1998
----              ----              ----              ----            ----
$6.2              $7.1             $11.4             $15.6           $39.4

BAR CHART - CAPITAL EXPENDITURES ($ MILLIONS)

1994               1995              1996              1997           1998
----               ----              ----              ----           ----
$6.4              $25.7              $9.5             $62.8          $79.6

BAR CHART - CASH AND SECURITIES HELD FOR INVESTMENT ($ MILLIONS)

1994               1995              1996              1997          1998
----               ----              ----              ----          ----
$41.0             $38.0             $40.5             $42.2         $34.5