Form 10-K, Exhibit 13
period 1999-09-30
ATWOOD OCEANICS INC
filed 1999-12-17
CIK 8411

EXHIBIT 13.1


                       1999 ANNUAL REPORT TO SHAREHOLDERS

                                   THE COMPANY






     Atwood Oceanics, Inc. is engaged in the business of international offshore drilling of exploratory and developmental oil and gas wells and related support, management and consulting services. Presently, the Company owns and operates a modern fleet of seven mobile offshore rigs and one modular platform rig, as well as manages the operations of two operator-owned platform rigs in Northwest Australia. The Company also owns a fifty percent interest in a platform rig located in Australia. The Company supports its operations from headquarters in Houston and affiliated offices in Australia, Malaysia, Indonesia, Philippines, United Kingdom, Egypt, India and Israel.




TO OUR SHAREHOLDERS AND EMPLOYEES:

     Operating results for fiscal 1999 represent the Company's second best financial performance in its thirty-year history, despite 1999 not being a good year, in general, for the offshore drilling market. The Company remained financially strong and continued to enhance shareholders' equity during fiscal year 1999 with revenues of $150.0 million, operating cash flows (before changes in working capital and other assets and liabilities) of $55.7 million and net income of $27.7 million.

     Even though market conditions resulted in the Company having certain periods of idle time during fiscal 1999 on the ATWOOD SOUTHERN CROSS, RICHMOND, RIG-19 and RIG-200, term contracts in place for the ATWOOD HUNTER, ATWOOD FALCON, VICKSBURG and SEAHAWK, as well as contributions from the ATWOOD EAGLE, assisted in maintaining the Company's strong financial performance. With the cyclical nature of the drilling business, the recent downturn reinforces our belief that the strategy of maintaining a mix of long-term contracts at good margins, coupled with short-term contracts, provides downside protection during market declines with upside potential for enhanced earnings in an improving market environment. With this strategy, the Company has been well-positioned to capitalize on future market improvements and will continue to explore all possible growth opportunities and current fleet enhancements.

     Upgrade of the semisubmersible tender-assist unit SEAHAWK for a four-year contract extension is progressing satisfactorily. A new derrick equipment set for the SEAHAWK is being loaded on the tender-assist unit for mobilization to the unit's first drill location. It is anticipated that commencement of dayrate operations under the contract extension should occur during our second fiscal 2000 quarter. Dayrates in the contract extension have upside potential based on higher average oil prices.

     The ATWOOD FALCON and ATWOOD HUNTER have term commitments that should keep both units employed into fiscal years 2001 and 2002, respectively. The jack-up VICKSBURG has a conditional letter of intent which could also keep that unit employed through fiscal year 2000. The SEAHAWK should remain employed into fiscal year 2004. The submersible RICHMOND has been back at work since
September  1999  utilizing  its  unique  operating   characteristics,   and  is
benefiting from increasing dayrates and an improving outlook for shallow-water units in the Gulf of Mexico. The ATWOOD EAGLE achieved virtually 100% utilization during fiscal year 1999, though at significantly reduced dayrates in the fourth quarter following market deterioration, and should remain employed until late in the first quarter of fiscal year 2000. The ATWOOD EAGLE is then scheduled to undergo an upgrade in its variable deck load and water depth capability utilizing a wire insert system, which could take up to ninety days to complete. The ATWOOD SOUTHERN CROSS is being bid for opportunities commencing next year and has the potential for providing the Company with additional upside in an improving market environment.

     The successful completion during 1997 and 1998 of four major rig upgrades ATWOOD FALCON, ATWOOD HUNTER, VICKSBURG and ATWOOD SOUTHERN CROSS have already proven beneficial to the Company's financial results. We believe these upgrades will also be beneficial in terms of future opportunities and financial upside in a strengthening market.

     We remain committed to a strategy of international operations, highly-skilled personnel, premium equipment and financial strength. The recent improvement in oil and gas prices is encouraging and, if sustained, should ultimately lead to an increase in operators' drilling budgets. Accordingly, we are optimistic about the longer-term outlook and gradually improving fundamentals. Our goal of achieving safe operations receives our day-to-day attention. As always, we want to thank our employees for their efforts and contributions, and our shareholders for their continuing support.


                                                              John R. Irwin












                                              FINANCIAL HIGHLIGHTS





-------------------------------------------------------------------------------
(In thousands)                                          1999              1998

-------------------------------------------------------------------------------

FOR THE YEAR
      REVENUES FROM CONTRACT DRILLING AND MANAGEMENT $150,009          $151,809
      NET INCOME                                       27,720            39,364
      CAPITAL EXPENDITURES                             38,760            79,607
-------------------------------------------------------------------------------
AT YEAR END
      CASH AND SECURITIES HELD FOR INVESTMENT        $ 43,041         $  34,529
      NET PROPERTY AND EQUIPMENT                      218,914           205,632
      TOTAL ASSETS                                    293,604           281,737
      TOTAL SHAREHOLDERS' EQUITY                      192,229           163,766



                    Atwood Oceanics, Inc. and Subsidiaries
                           FIVE YEAR FINANCIAL REVIEW



                                         At or For the Years Ended September 30,
-------------------------------------------------------------------------------
(In thousands, except per share amounts,
fleet data and ratios)                1999    1998      1997      1996   1995
-------------------------------------------------------------------------------

STATEMENTS OF OPERATIONS DATA:

  Contract revenues                 $150,009 $151,809 $89,082 $79,455   $72,231
  Drilling costs and general
      and administrative expenses    (77,874) (72,616)(54,890)(56,653)  (55,311)
                                    --------  -------  ------  ------   -------
  OPERATING MARGIN                    72,135   79,193  34,192  22,802    16,920
  Depreciation                       (23,904) (17,596) (9,979) (9,742)  (11,134)
                                    --------  -------  ------  ------   -------
  OPERATING INCOME                    48,231   61,597  24,213  13,060     5,786
  Other income (expense)              (1,724)  (1,278)  1,165   2,783     3,146
  Tax provision                      (18,787) (20,955) (9,759) (4,475)   (1,872)
                                     -------   ------  ------   ------   ------
          NET INCOME                $ 27,720  $39,364 $15,619  $11,368  $ 7,060
                                     =======  ======= =======  =======  =======


PER SHARE DATA:
  Earnings per common share: (1)
    Basic                           $   2.03   $ 2.90 $ 1.16    $  .85  $  .54
    Diluted                             2.01     2.84   1.14       .84     .53
  Average common shares outstanding: (1)
    Basic                             13,649   13,592  13,474   13,328  13,182
    Diluted                           13,791   13,884  13,715   13,544  13,230
FLEET DATA:
  Number of rigs owned or managed,
    at end of period                      11       11      11       11      10
  Utilization rate for in-service rigs
    (excludes contractual downtime for
    rig upgrades in 1999, 1998 and
    1997)                                 77%     100%    100%     100%     99%


BALANCE SHEETS DATA:
  Cash and securities held for
    investment                       $ 43,041  $34,529 $42,234  $40,492 $37,922
  Working capital                      31,519   24,864  27,549   26,151  13,761
  Net property and equipment          218,914  205,632 143,923   91,124  91,427
  Total assets                        293,604  281,737 215,330  159,309 152,853
  Total long-term debt                 54,000   72,000  59,500   34,473  39,319
  Shareholders' equity                192,229  163,766 122,689  105,554  94,892
  Ratio of current assets to
    current liabilities                  2.66     1.93    2.41     2.45    1.67

Note -
     (1) Retroactively adjusted to reflect 100% stock dividend declared in November 1997.

            (The Company has never paid any cash dividends on its common stock.)



                                                    OFFSHORE DRILLING OPERATIONS


------------------------------------------------------------------------------------------------------------------------


                                PERCENTAGE
                                OF 1999              MAXIMUM
                                CONTRACT    YEAR      WATER                                     CONTRACT STATUS AT
  NAME OF RIG   TYPE OF RIG     REVENUES    BUILT     DEPTH    LOCATION     CUSTOMER            NOVEMBER 30, 1999

                                                DRILLING RIGS WHOLLY OR PARTIALLY OWNED

ATWOOD FALCON  Third-generation     23%     1983      3,500 FT. Malaysia    Sabah Shell        Rig is under long-term contract which
               semisubmersible              (Enhanced                       Petroleum          terminates in November 2001.
                                            and water                       Company            Upon completion of current well in
                                            depth                           Limited through    Malaysia, the rig will be relocated
                                            upgrade in                      assignment from    to Philippines to commence drilling
                                            1998)                           Shell Philippines  program for Shell Philippines.
                                                                            Exploration B.V.

ATWOOD HUNTER  Third-generation     21%     1981      3,500 FT. United      British-Borneo     Rig is under long-term contract which
               semisubmersible              (Enhanced           States      Petroleum          terminates in November 2000.
                                            and water           Gulf of     Inc.
                                            depth               Mexico
                                            upgrade in
                                            1997)

ATWOOD EAGLE   Third-generation      25%   1982       2,500 FT. Israel      Isramco            Upon completion of current well, the
               semisubmersible                                                                 rig will enter a shipyard for
                                                                                               a water-depth upgrade which could
                                                                                               take up to 90 days to complete.
                                                                                               Upon completion of the upgrade, the
                                                                                               rig will return to Israel to
                                                                                               drill a short-term program for
                                                                                               Samedan, Mediterranean Sea, Inc.
                                                                                               Discussion ongoing for additional
                                                                                               contract work.

VICKSBURG       Jack-up               7%    1976       300 FT.  India       Enron Oil & Gas    Rig is under term contract which
                                          (Enhanced                         India Ltd.         expires December 2000.
                                          and upgraded
                                          in 1998)


SEAHAWK         Second-generation    6%    1974/1992  450 FT.   Malaysia    Esso               Rig is currently undergoing an
                semisubmersible           (Enhanced                         Production         upgrade for four-year contract
                Tender assist             and upgraded                      Malaysia Inc.      extension.  Upgrade should be
                                           in 1999)                                            completed in early 2000,
                                                                                               with contract to extend to 2004.

RICHMOND        Submersible          3%    1982       75 FT.    United      Triton USA, Inc.   Rig has current commitments through
                                                                States      and                first half of fiscal year 2000.
                                                                Gulf of     Cockrell Oil
                                                                Mexico      Corporation

ATWOOD          Second-generation    0%    1976     2,000 FT.    Australia                      Rig is available for contract since
SOUTHERN CROSS  semisubmersible         (Refurbished                                            it became idle at the end of
                                         and upgraded                                           September 1998.
                                           in 1997)


RIG-19          Modular platform     5%    1988        N/A      Australia                      Rig is available for contract since
                                                                                               it became idle in September 1999.

RIG-200         Modular platform     4%    1995        N/A      Australia                      Rig is available for contract since
                                                                                               it became idle in June 1999.

                                                                MANAGEMENT/LABOR CONTRACTS

GOODWYN 'A' and  Modular platforms   6%    N/A         N/A      Australia    Woodside          Rigs are under term contract for
NORTH RANKIN 'A'                                                             Energy            management of drilling operations
                                                                                               into the year 2001.
                                                                                               Current plans project drilling
                                                                                               operations to alternate between the
                                                                                               two rigs.


                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     This Annual Report to Shareholders and the related Form 10-K for the fiscal year ended September 30, 1999 includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this report and the related Form 10-K regarding the Company's financial position, business strategy, budgets and plans and objectives of management for future operations are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. These forward-looking statements involve risks and uncertainties that may cause the Company's actual future activities and results of operations to be materially different from those suggested or described in this Annual Report to Shareholders and related Form 10-K. These risks include: the Company's dependence on the oil and gas industry; the Company's ability to secure adequate financing; the risks involved in the construction and upgrade to the Company's rigs; competition; operations risks; risks involved in foreign operations; and governmental regulation and environmental matters. These factors ("Cautionary Statements") are disclosed in various places throughout this report and the related Form 10-K. All subsequent written and oral forward- looking statements attributable to the Company, or persons acting on its behalf, are expressly qualified in their entirety by the Cautionary Statements.

OUTLOOK

     At the beginning of fiscal 1999, the price for oil was around $12 per barrel, with worldwide fleet utilization for mobile offshore rigs on a decline. Even though the oil price has recovered to over $20 per barrel, worldwide fleet utilization for mobile offshore rigs has remained around 75 percent for most of 1999. Due to this weakness in the worldwide offshore drilling market, the Company has been unable to identify an ongoing contract for the ATWOOD SOUTHERN CROSS since it completed its last contract at the end of September 1998, and has incurred certain periods of idle time during fiscal year 1999 on the RICHMOND, RIG-19 and RIG-200.

     Despite a down trend in the offshore drilling market and certain idle rig time, term contracts in place for the ATWOOD HUNTER, ATWOOD FALCON, VICKSBURG and SEAHAWK, as well as a good year for the ATWOOD EAGLE, resulted in the Company generating in 1999 the second highest level of revenue, operating cash flows and net income in its history. There are some encouraging indications that the offshore drilling market environment could improve in 2000. Historically, worldwide fleet utilization of mobile offshore rigs needs to approach 90 percent before significant improvement in dayrate levels will occur. Even without market improvement, the Company's contract backlog should provide a high level of revenues and cash flows in fiscal 2000. The Company remains confident in the long-term future of the worldwide offshore drilling market.


RESULTS OF OPERATIONS

Fiscal Year 1999 Versus  Fiscal Year 1998

     Despite the Company's active rig utilization decreasing from 100% in 1998 to 77% in 1999, contract revenues only declined approximately 1 percent. An analysis of contract revenues by rig for fiscal year 1999 and 1998 is as follows:



------------------------------------------------------------------------------
                                             CONTRACT REVENUES
------------------------------------------------------------------------------
                                               (In millions)


                                        Fiscal         Fiscal
                                         1999           1998         Variance
--------------------------------------------------------------------------------
ATWOOD FALCON                           $ 34.7        $  17.3         $ 17.4
VICKSBURG                                 10.6            1.9            8.7
ATWOOD EAGLE                              37.9           32.2            5.7
GOODWYN 'A'/NORTH RANKIN 'A'               8.6            7.5            1.1
RIG-19                                     6.8            6.7            0.1
RIG-200                                    6.8            7.9           (1.1)
SEAHAWK                                    9.5           11.4           (1.9)
ATWOOD HUNTER                             31.0           35.2           (4.2)
RICHMOND                                   4.1           11.3           (7.2)
ATWOOD SOUTHERN CROSS                      0.0           20.4          (20.4)
--------------------------------------------------------------------------------
                                       $ 150.0        $ 151.8         $ (1.8)
--------------------------------------------------------------------------------

     The  ATWOOD  FALCON  was in a  shipyard  from  May  1998 to  November  1998 undergoing a water-depth upgrade. The VICKSBURG entered a shipyard in December 1997 for refurbishment and upgrade which was not completed until November 1998. The ATWOOD FALCON and VICKSBURG have worked continuously since the completion of their upgrades. The ATWOOD EAGLE was relocated from West Africa to the Mediterranean Sea area in March 1998. The increase in revenues for the ATWOOD EAGLE is due to enhanced dayrate for a portion of the year from term contract commitments. The increase in revenues from the GOODWYN 'A' and NORTH RANKIN 'A' rigs is due to the Company providing additional labor and assistance to the rigs' Australian owner in upgrading the rigs during fiscal 1999. The Company expects to be involved in the operation of both rigs at least into the year 2001; however, the Company expects revenues from these rigs to decline in 2000. RIG-200 and RIG-19 are currently idle following completion of their contracts in June and September 1999, respectively. In preparation for a four-year contract extension, the SEAHAWK entered a shipyard in April 1999 for upgrade, with a reduced dayrate paid during the upgrade period which accounts for the decline in revenues. The decline in revenues for the ATWOOD HUNTER is due to a temporary reduction in dayrate, with an extension in the contract term, during a period when the rig could not drill due to extremely strong underwater currents. Market conditions resulted in a reduced dayrate and some idle time for the RICHMOND; with the ATWOOD SOUTHERN CROSS idle for the entire year.

     Contract  drilling and  management   costs during  fiscal 1999  increased 8
percent from $65.3 million to $70.4 million. An analysis of contract drilling and management costs by rig is as follows:


-----------------------------------------------------------------------------
                                   CONTRACT DRILLING AND MANAGEMENT COSTS
                                                 (In millions)
-----------------------------------------------------------------------------
                                   Fiscal         Fiscal
                                    1999           1998             Variance

-----------------------------------------------------------------------------
VICKSBURG                           $ 4.5         $  1.4             $  3.1
ATWOOD EAGLE                         14.3           11.5                2.8
ATWOOD FALCON                         6.8            4.9                1.9
RIG-19                                6.0            4.5                1.5
SEAHAWK                               7.1            6.1                1.0
ATWOOD HUNTER                         9.8            9.4                0.4
GOODWYN 'A'/NORTH RANKIN 'A'          6.6            6.3                0.3
RIG-200                               1.5            2.6               (1.1)
RICHMOND                              4.8            6.0               (1.2)
ATWOOD SOUTHERN CROSS                 6.8           10.6               (3.8)
OTHER                                 2.2            2.0                0.2
----------------------------------------------------------------------------
                                   $ 70.4         $ 65.3            $   5.1
----------------------------------------------------------------------------


     The increase in the drilling costs for the VICKSBURG and ATWOOD FALCON are due to the rigs working continuously since completing their upgrades during the first quarter of fiscal 1999. The increase in operating costs for the ATWOOD EAGLE was due primarily to an increase in maintenance costs and higher operating costs associated with working the entire year in the Mediterranean Sea area. The increase in operating expense for RIG-19 was due to costs being lower in 1998 due to the receipt of certain payroll related tax refunds. Reductions in operating costs for the RICHMOND, RIG-200 and ATWOOD SOUTHERN CROSS were due to cost savings associated with idle rig time.

     An analysis of depreciation expense by rig is as follows:

-----------------------------------------------------------------------------
                                             DEPRECIATION EXPENSE
-----------------------------------------------------------------------------
                                                 (In millions)
                                          Fiscal         Fiscal
                                           1999           1998       Variance
------------------------------------------------------------------------------
ATWOOD FALCON                             $ 5.8          $ 1.8          $ 4.0
VICKSBURG                                   2.0            0.0            2.0
ATWOOD SOUTHERN CROSS                       3.8            3.0            0.8
RICHMOND                                    0.8            0.5            0.3
ATWOOD HUNTER                               5.1            5.0            0.1
ATWOOD EAGLE                                2.4            2.2            0.2
RIG-200                                     2.1            2.1            0.0
RIG-19                                      0.0            0.2           (0.2)
SEAHAWK                                     1.3            2.5           (1.2)
OTHER                                       0.6            0.3            0.3
------------------------------------------------------------------------------
                                          $23.9         $ 17.6         $  6.3
------------------------------------------------------------------------------

     The increase in depreciation expense was primarily due to the commencing of depreciation in fiscal 1999 of upgrade costs of the ATWOOD FALCON and VICKSBURG. The Company does not recognize depreciation expense during the period a rig is out of service for a significant upgrade. This accounts for the decline in depreciation expense for the SEAHAWK in fiscal 1999.

Fiscal Year 1998 Versus  Fiscal Year 1997

     Despite the ATWOOD FALCON and VICKSBURG being idle for a significant portion of fiscal 1998 while undergoing upgrades, contract revenues increased 70 percent to $151.8 million from $89.1 million. This increase was primarily attributable to the ATWOOD HUNTER returning to work at a significant increase in dayrate revenues following upgrade in fiscal 1997, the initial commencement of drilling operations for the ATWOOD SOUTHERN CROSS following its upgrade and refurbishment in fiscal 1997 and the increase in dayrate revenues for the ATWOOD EAGLE. An analysis of contract revenues by rig for fiscal years 1998 and 1997 is as follows:

---------------------------------------------------------------------------
                                           CONTRACT REVENUES
                                             (In millions)
---------------------------------------------------------------------------
                                      Fiscal         Fiscal
                                       1998           1997        Variance
---------------------------------------------------------------------------
ATWOOD HUNTER                         $ 35.2         $  5.2        $ 30.0
ATWOOD SOUTHERN CROSS                   20.4            0.0          20.4
ATWOOD EAGLE                            32.2           19.3          12.9
RICHMOND                                11.3            8.8           2.5
RIG-200                                  7.9            5.9           2.0
ATWOOD FALCON                           17.3           16.9           0.4
SEAHAWK                                 11.4           11.3           0.1
RIG-19                                   6.7            7.1          (0.4)
GOODWYN 'A'/NORTH RANKIN 'A'             7.5            9.5          (2.0)
VICKSBURG                                1.9            5.1          (3.2)
------------------------------------------------------------------------------
                                     $ 151.8         $ 89.1        $ 62.7
------------------------------------------------------------------------------

     In September 1997, the ATWOOD HUNTER commenced drilling under a three-year contract in the United States Gulf of Mexico. Due to the rig being upgraded, it generated less than 100 days of revenue during fiscal 1997. The ATWOOD SOUTHERN CROSS, which generated no revenues prior to fiscal 1998, commenced drilling in Australia in November 1997. The ATWOOD EAGLE commenced working in the Mediterranean Sea area in March 1998, with enhanced dayrate revenues. Due to a strong market during the first half of fiscal 1998, revenue from the RICHMOND increased in fiscal 1998 compared to fiscal 1997. The decline in revenues for the VICKSBURG was due to the rig undergoing upgrade during most of fiscal year 1998.


     Contract drilling and management costs during fiscal 1998 increased 34 percent from $48.8 million to $65.3 million. This increase was primarily due to the ATWOOD HUNTER and ATWOOD SOUTHERN CROSS commencing drilling operations following their upgrades during fiscal 1997. An analysis of contract drilling and management costs by rig is as follows:

------------------------------------------------------------------------------
                                  CONTRACT DRILLING AND MANAGEMENT COSTS
                                               (In millions)
------------------------------------------------------------------------------
                                      Fiscal         Fiscal
                                       1998           1997          Variance

------------------------------------------------------------------------------
ATWOOD SOUTHERN CROSS                 $ 10.6          $ 0.0          $ 10.6
ATWOOD HUNTER                            9.4            1.7             7.7
ATWOOD EAGLE                            11.5            9.8             1.7
RICHMOND                                 6.0            5.0             1.0
RIG-200                                  2.6            2.0             0.6
GOODWYN 'A'/NORTH RANKIN 'A'             6.3            6.8            (0.5)
RIG-19                                   4.5            5.3            (0.8)
SEAHAWK                                  6.1            7.0            (0.9)
ATWOOD FALCON                            4.9            6.3            (1.4)
VICKSBURG                                1.4            3.6            (2.2)
OTHER                                    2.0            1.3             0.7
-----------------------------------------------------------------------------
                                      $ 65.3         $ 48.8          $ 16.5
-----------------------------------------------------------------------------


     The Company acquired the ATWOOD SOUTHERN CROSS in October 1993, but did not place the rig into service until after the completion of its refurbishment and upgrade in November 1997. The ATWOOD HUNTER worked the entire fiscal 1998 compared to only approximately one quarter of fiscal 1997. The increase in operating costs for the ATWOOD EAGLE was due primarily to an increase in maintenance costs and higher operating costs associated with working in the Mediterranean Sea area as compared to West Africa. The increase in operating costs for the RICHMOND was due primarily to higher payroll related costs. As a result of certain payroll related tax refunds received in fiscal 1998, operating costs for RIG-19 declined. During the ATWOOD FALCON and VICKSBURG upgrade periods, no operating costs are being incurred, resulting in lower operating costs in the current year than in fiscal 1997.


    An analysis of depreciation expense by rig is as follows:
-----------------------------------------------------------------------
                                     DEPRECIATION EXPENSE

                                         (In millions)
-----------------------------------------------------------------------

                              Fiscal         Fiscal
                               1998           1997            Variance
-----------------------------------------------------------------------
ATWOOD HUNTER                 $ 5.0          $ 0.6                $ 4.4
ATWOOD SOUTHERN CROSS           3.0            0.0                  3.0
RIG-200                         2.1            1.5                  0.6
ATWOOD EAGLE                    2.2            2.1                  0.1
RICHMOND                        0.5            0.4                  0.1
SEAHAWK                         2.5            2.2                  0.3
ATWOOD FALCON                   1.8            2.7                 (0.9)
VICKSBURG                       0.0            0.0                  0.0
RIG-19                          0.2            0.2                  0.0
OTHER                           0.3            0.3                  0.0
------------------------------------------------------------------------
                              $17.6         $ 10.0                $ 7.6
------------------------------------------------------------------------

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


LIQUIDITY AND CAPITAL RESOURCES

     Even though, net income in fiscal 1999 declined 30 percent from fiscal 1998, operating cash flows (before changes in working capital and other assets and liabilities) for fiscal 1999 only declined 9 percent from $61.4 million to $55.7 million. During fiscal 1999, the Company utilized available cash and internally generated funds to invest approximately $16 million in completing the water-depth upgrade of the ATWOOD FALCON, to invest approximately $5 million in completing the refurbishment and upgrade of the VICKSBURG, to invest approximately $11 million in the upgrade of the SEAHAWK, to fund approximately $7 million in other capital expenditures and to reduce outstanding debt by approximately $19 million.

     Since 1997, the Company has successfully upgraded four drilling units; the ATWOOD HUNTER, the ATWOOD SOUTHERN CROSS, the ATWOOD FALCON and the VICKSBURG at a cost of approximately $160 million. Currently, the Company is completing the $23 million upgrade of the SEAHAWK required for its four year contract extension, of which approximately $20 million will be reimbursed by the customer. The Company is currently preparing to increase the water-depth drilling capacity of the ATWOOD EAGLE from 2,500 feet to approximately 3,200 feet at a cost of between $8 and $10 million and to enhance the operating performance of the RICHMOND at an estimated cost of $2.5 to $3.0 million. Except for funding remaining costs associated with the upgrade of the SEAHAWK
(approximately $12 million, excluding reimbursement from the customer), water-depth upgrade of the ATWOOD EAGLE, the RICHMOND enhancement and general capital maintenance of the Company's other rigs, the Company currently has no significant capital commitments.

     The Company's revolving line of credit converted to a reducing facility at March 31, 1999, with commitment reductions of $8.3 million per quarter until final maturity on March 31, 2002. At September 30, 1999, the reduced line of credit commitment was approximately $100 million with an actual outstanding amount of $54 million, with another $3 million being repaid subsequently to September 30, 1999. Depending upon additional capital investments, anticipated future operating cash flows are expected to continue to provide the Company with the option of repaying funds borrowed under the credit facility prior to its required maturity.

     Working capital increased from $24.9 million at September 30, 1998 to $31.5 million at September 30, 1999, a 27 percent increase. The Company's portfolio of accounts receivable is comprised of major international corporate entities with stable payment experience. Historically, the Company has experienced no significant difficulties in receivable collection; however, at September 30, 1999, the Company was continuing to pursue legal action in Australia to collect approximately $2 million billed in 1998.

     The Company continues to pursue growth opportunities. With the Company currently two years ahead of its required debt repayment schedule, the Company would expect to finance additional capital expenditures through a combination of operating cash flows or additional debt financing; however, there are no assurances that additional debt financing would be available on terms acceptable to the Company. The Company continues to periodically review and adjust its planned capital expenditures and financing of such expenditures in light of current market conditions.

YEAR 2000

     The Company has used both internal and external resources in assessing the Year 2000 readiness of its operations. An outside consultant visited the Company's various drilling units to review and assess their Year 2000 compliance. The majority of the operating systems on its various drilling rigs are mechanical with no Year 2000 compliance issues; however, there were some systems that required assessment and where necessary, reprogramming or replacement. The Company's internal information systems have been assessed and where necessary, reprogrammed or replaced with fully compliant, new or modified systems. The Company has incurred approximately $350,000 in Year 2000 assessment costs which has been expensed over the last two years. In addition to the assessment costs, the Company has incurred approximately $1.2 million in purchasing new software and implementation of an inventory, purchasing and maintenance system for Year 2000 compliance, the cost of which has been capitalized. After assessing its operations and making required modifications or replacements, the Company believes that the Year 2000 issues will not pose significant operational problems; however, the extent and magnitude of the Year 2000 problem as it will affect the Company is difficult to predict. Due to the Company's international operations, foreign governments, suppliers and customers who do not successfully and timely achieve Year 2000 compliance could adversely affect the Company's operations. Accordingly, there can be no assurance that the Company will not have some disruption in its business due to Year 2000 issues.

DISCLOSURES ABOUT MARKET RISK

     The Company is exposed to market risk, including adverse changes in interest rates and foreign currency exchange rates as discussed below.

Interest Rate Risk

     Total long-term debt at September 30, 1999, included $54 million of floating rate debt. As a result, the Company's annual interest costs in fiscal 2000 will fluctuate based on interest rate changes. Because the interest rate on the Company's long-term debt is a floating rate, the fair value of the Companys long-term debt approximates carrying value as of September 30, 1999. The impact on annual cash flow of a 10 percent change in the floating rate (approximately 70 basis points) would be approximately $0.4 million. The Company did not have any open derivative contracts relating to its floating rate debt at September 30, 1999.

Foreign Currency Risk

     Certain of the Company's subsidiaries have monetary assets and liabilities that are denominated in a currency other than their functional currencies. A decrease in the value of 10 percent in the foreign currencies relative to the U.S. dollar from the year-end exchange rates would result in a foreign currency transaction loss of approximately $1 million, based on September 30, 1999 amounts. The Company considers its current risk exposure to foreign currency exchange rate movements, based on net cash flows, to be immaterial. The Company did not have any open derivative contracts relating to foreign currencies at September 30, 1999.





                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Board of Directors of Atwood Oceanics, Inc.:

     We have audited the accompanying consolidated balance sheets of Atwood Oceanics, Inc. (a Texas corporation) and subsidiaries as of September 30, 1999 and 1998, and the related consolidated statements of operations, cash flows and changes in shareholders' equity for each of the three years in the period ended September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Atwood Oceanics, Inc. and subsidiaries as of September 30, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1999, in conformity with generally accepted accounting principles.






                                                            ARTHUR ANDERSEN LLP




Houston, Texas
November 23, 1999



                    Atwood Oceanics, Inc. and Subsidiaries
                           CONSOLIDATED BALANCE SHEETS


                                                    September 30,
--------------------------------------------------------------------------------
(In thousands)                                           1999          1998
-----------------------------------------------------------------------------
ASSETS

CURRENT ASSETS:
     Cash and cash equivalents                        $20,105      $ 11,621
     Accounts receivable, net                          18,289        27,730
     Inventories of materials and supplies,
         at lower of average cost or market             8,010         8,076
     Deferred tax assets                                  720           880
     Prepaid expenses                                   3,408         3,280
                                                      -------      --------
         Total Current Assets                          50,532        51,587
                                                      -------      --------
SECURITIES HELD FOR INVESTMENT:
     Held-to-maturity, at amortized cost               22,589        22,585
     Available-for-sale, at fair value                    347           323
                                                      -------      --------
                                                       22,936        22,908
                                                      -------      --------
PROPERTY AND EQUIPMENT, at cost:
    Drilling vessels, equipment and drill pipe        358,372       327,520
    Other                                               7,317         6,128
                                                      -------       -------
                                                      365,689       333,648
    Less-accumulated depreciation                     146,775       128,016
                                                      -------       -------
      Net Property and Equipment                      218,914       205,632
                                                      -------       -------

DEFERRED COSTS AND OTHER ASSETS                         1,222         1,610
                                                     --------      --------
                                                     $293,604      $281,737
                                                     ========      ========



     The accompanying notes are an integral part of these consolidated financial statements.




                     Atwood Oceanics, Inc. and Subsidiaries
                           CONSOLIDATED BALANCE SHEETS


                                                          September 30,
--------------------------------------------------------------------------
(In thousands, except share data)                      1999          1998
--------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
    Current maturities of long-term debt           $    ---        $   750
    Accounts payable                                  7,640         14,250
    Accrued liabilities                              11,373         11,723
                                                   --------        -------
        Total Current Liabilities                    19,013         26,723
                                                   --------        -------
LONG-TERM DEBT,  net of current maturities           54,000         72,000
                                                   --------        -------
DEFERRED CREDITS:
     Income taxes                                     8,168          4,820
     Mobilization fees and other                     20,194         14,428
                                                   --------        -------
                                                     28,362         19,248
SHAREHOLDERS' EQUITY:
    Preferred stock, no par value;
       1,000,000 shares authorized, none outstanding   ---             ---
   Common stock, $1 par value; 20,000,000
       shares authorized with 13,675,000 and
       13,625,000 issued and outstanding in 1999
       and 1998, respectively                       13,675          13,625
   Paid-in capital                                  52,458          51,781
   Accumulated other comprehensive income (loss)      (139)           (155)
   Retained earnings                                126,235         98,515
                                                   --------        -------
   Total Shareholders' Equity                       192,229        163,766
                                                   --------        -------
                                                   $293,604       $281,737
                                                   ========       ========



     The accompanying notes are an integral part of these consolidated financial statements.


                    Atwood Oceanics, Inc. and Subsidiaries
                      CONSOLIDATED STATEMENTS OF OPERATIONS



                                                   Years Ended September 30,
-------------------------------------------------------------------------------
(In thousands, except per share amounts)       1999          1998          1997
-------------------------------------------------------------------------------
REVENUES:
    Contract drilling                       $148,051       $148,570     $86,833
    Contract management                        1,958          3,239       2,249
                                            --------       --------    --------
                                             150,009        151,809      89,082
                                            --------       --------    --------
COSTS AND EXPENSES:
    Contract drilling                         68,868         62,364      47,714
    Contract management                        1,487          2,921       1,076
    Depreciation                              23,904         17,596       9,979
    General and administrative                 7,519          7,331       6,100
                                            --------        -------     -------
                                             101,778         90,212      64,869
                                            --------        -------     -------
OPERATING INCOME                              48,231         61,597      24,213
OTHER INCOME (EXPENSE):
    Interest expense                          (4,172)        (3,599)     (1,212)
    Investment income                          2,448          2,321       2,377
                                            --------        -------     -------
                                              (1,724)        (1,278)      1,165
                                            --------        -------     -------
 INCOME BEFORE INCOME TAXES                   46,507         60,319      25,378
PROVISION FOR INCOME TAXES                    18,787         20,955       9,759
                                            --------        -------     -------
NET INCOME                                   $27,720        $39,364     $15,619
                                            ========        =======     =======
EARNINGS PER COMMON SHARE:
      Basic                                $    2.03        $  2.90     $  1.16
      Diluted                                   2.01           2.84        1.14
AVERAGE COMMON SHARES OUTSTANDING:
      Basic                                   13,649         13,592      13,474
      Diluted                                 13,791         13,884      13,715





     The accompanying notes are an integral part of these consolidated financial statements.





                     Atwood Oceanics, Inc. and Subsidiaries
                      CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                   For Years Ended September 30,
-------------------------------------------------------------------------------
(In thousands)                                          1999     1998      1997
-------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES:
     Net income                                      $27,720   $39,364  $15,619
                                                     -------   -------   -------
     Adjustments to reconcile net income to
         net cash provided by operating activities:
       Depreciation                                   23,904    17,596    9,979
       Amortization of deferred items                    566       427      539
       Deferred federal income tax provision (benefit) 3,500     3,970     (330)
     Changes in assets and liabilities:
       Decrease (increase) in accounts receivable      9,441   (11,377)     334
       Increase in accounts payable                      402       954    2,708
       Increase (decrease) in accrued liabilities       (350)   (1,706)   5,958
       Net mobilization fees                           7,074     2,779    6,286
       Other                                          (1,364)   (1,924)  (1,848)
                                                      ------    ------   ------
                                                      43,173    10,719   23,626
                                                      ------    ------   ------
          Net Cash Provided by Operating Activities   70,893    50,083   39,245
                                                      ------    ------   ------
CASH FLOW FROM INVESTING ACTIVITIES:
     Capital expenditures                            (38,760)  (79,607) (62,778)
     Non cash portion of capital expenditures         (7,012)    7,973      ---
     Other                                             1,574       ---      ---
                                                      ------    ------   ------
          Net Cash Used by Investing Activities      (44,198)  (71,634) (62,778)
                                                      ------    ------   ------
CASH FLOW FROM FINANCING ACTIVITIES:
     Proceeds from exercises of stock options            539       658    1,019
     Proceeds from revolving credit facility          13,000    14,000   58,000
     Principal payments on debt                      (31,750)     (750) (32,973)
     Deferred financing costs                            ---       ---     (814)
                                                     -------    ------  -------
               Net Cash Provided (Used) by
                  Financing Activities               (18,211)   13,908   25,232
                                                     -------    ------   ------
NET INCREASE (DECREASE) IN CASH AND
     CASH EQUIVALENTS                                  8,484    (7,643)   1,699
CASH AND CASH EQUIVALENTS, at beginning of period     11,621    19,264   17,565
                                                     -------    ------   ------

CASH AND CASH EQUIVALENTS, at end of period          $20,105   $11,621  $19,264
                                                     =======   =======  =======
__________________________
Supplemental disclosure of cash flow information:
     Cash paid during the year for domestic
          and foreign income taxes                   $13,383   $18,549  $ 6,896
                                                     =======   =======  =======
     Cash paid during the year for interest,
          net of amounts capitalized                 $ 4,614   $ 2,349  $ 1,295
                                                     =======   =======  =======


     The accompanying notes are an integral part of these consolidated financial statements.




                     Atwood Oceanics, Inc. and Subsidiaries
                      CONSOLIDATED STATEMENTS OF CHANGES IN
                              SHAREHOLDERS' EQUITY

----------------------------------------------------------------------------------------------------------------------------------
                                                                                                          Accumulated
                                                                                                            Other
(In thousands)                                    Comprehensive          Common Stock       Paid-In      Comprehensive    Retained
                                                     Income          Shares (1) Amount (1)  Capital (1)  Income (Loss)    Earnings
-----------------------------------------------------------------------------------------------------------------------------------
September 30, 1996                                                   13,382     $13,382     $48,779       $   (139)       $43,532
-----------------------------------------------------------------------------------------------------------------------------------
    Net Income                                         $15,619          ---         ---         ---            ---         15,619
    Unrealized holding gain on
      available-for-sale securities, net of
      tax of $11                                            27          ---         ---         ---             27            ---
                                                        ------
    Comprehensive income                               $15,646
                                                        ======
    Exercises of employee stock options                                 164         164         855            ---            ---
    Tax benefit from exercises of
      employee stock options                                            ---         ---         470            ---            ---
                                                                      -----     -------     -------       --------         ------
September 30, 1997                                                   13,546      13,546      50,104           (112)        59,151
    Net Income                                         $39,364          ---         ---         ---            ---         39,364
    Unrealized holding loss on
      available-for-sale securities, net of
      tax of $23                                           (43)         ---         ---         ---            (43)           ---
                                                        ------
    Comprehensive income                               $39,321
                                                        ======
    Exercises of employee stock options                                  79          79         579            ---            ---
    Tax benefit from exercises of
      employee stock options                                            ---         ---       1,098            ---            ---
                                                                      -----       -----       -----         ------          -----
September 30, 1998                                                   13,625      13,625      51,781           (155)        98,515
    Net Income                                         $27,720          ---         ---         ---            ---         27,720
    Unrealized holding gain on
      available-for-sale securities, net of
      tax of $8                                             16          ---         ---         ---             16            ---
                                                        ------
    Comprehensive income                               $27,736
                                                        ======
    Exercises of employee stock options                                  50          50         489            ---            ---
    Tax benefit from exercises of
      employee stock options                                           ---         ---         188            ---            ---
                                                                     ------     -------    --------         ------        --------
September 30, 1999                                                   13,675     $13,675    $ 52,458         $ (139)       $126,235
                                                                     ======     =======    ========         ======        ========

---------------------
NOTES

(1)    Adjusted for 100% stock dividend declared in November 1997.
     (2) Preferred stock, no par value, of 1,000,000 shares was authorized in 1975 and no shares have been issued.

     The accompanying notes are an integral part of these consolidated financial statements.





                     Atwood Oceanics, Inc. and Subsidiaries
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - NATURE OF OPERATIONS

     Atwood Oceanics, Inc. together with its wholly owned subsidiaries (collectively referred to herein as the "Company"), is engaged in the business of international offshore drilling of exploratory and developmental oil and gas wells and related support, management and consulting services. Presently, the Company owns and operates a modern fleet of seven mobile offshore rigs and one modular platform rig, as well as manages the operations of two operator-owned platform rigs in Northwest Australia. The Company also owns a fifty percent interest in a new generation platform rig. Currently, the Company is involved in active operations in the territorial waters of Australia, Malaysia, Egypt, Philippines, Israel, United States and India.

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

Foreign exchange -

     The U.S. dollar is the functional currency for all areas of operations of the Company. Accordingly, monetary assets and liabilities denominated in foreign currency are remeasured to U.S. dollars at the rate of exchange in effect at the end of the year, items of income and expense are remeasured at average monthly rates, and property and equipment and other nonmonetary amounts are remeasured at historical rates. Gains and losses on foreign currency transactions and remeasurements are included in drilling costs in the consolidated statements of operations. The Company recorded a foreign exchange gain of $.4 million in 1999 and foreign exchange losses of $ 1 million and $.7 million in 1998 and 1997, respectively.


Property and equipment -

     Property and equipment is recorded at cost. Interest costs related to property under construction are capitalized as a component of construction costs. Interest capitalized during fiscal 1999 and 1998 totaled $.5 million and $1.4 million, respectively.

     Depreciation is provided on the straight-line method over the following estimated useful lives of the various classifications of assets:

                                                                          Years
                                                                          -----
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

Deferred costs -

     The Company defers the net costs of moving a drilling rig to a new area and amortizes such costs on a straight-line basis over the life of the applicable drilling contract. During fiscal years 1999 and 1998, the Company received sufficient mobilization revenues on all rig moves to more than cover all mobilization costs. Thus, there were no unamortized mobilization costs at September 30, 1999 or 1998.

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

Revenue recognition -

     The Company accounts for drilling and management contract revenues using the percentage of completion method of accounting, under which revenues are recognized on a daily basis as earned. Mobilization revenues are first used to cover the costs of mobilization with the excess revenues deferred and amortized on a straight-line basis over the life of the applicable drilling contract. At September 30, 1999 and 1998, deferred revenues totaling $19.4 million and $12.3 million, respectively, were included in Deferred Credits on the accompanying consolidated balance sheets.

Cash and cash equivalents -

     Cash and cash equivalents consist of cash in banks and highly liquid debt instruments which mature within three months of the date of purchase.


Investments -

     Investments in held-to-maturity securities are stated at the amortized cost at the balance sheet date. The Company has the ability and intent to hold such securities to maturity. At September 30, 1999 and 1998, investments in available-for-sale securities are carried at fair value with the unrealized holding loss or gain, net of deferred tax, included in comprehensive income.

Earnings per common share -

     Basic and diluted earnings per share have been computed in accordance with SFAS No. 128, Earnings per Share. Basic EPS, excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the issuance of additional shares in connection with the assumed conversion of stock options.

     The computation of basic and diluted earnings per share under SFAS No. 128 for each of the past three years is as follows (in thousands, except per share amounts):

                                                                    Per Share
                                     Net Income        Shares         Amount
                                     ----------        ------       ---------
Fiscal 1999:
     Basic earnings per share          $ 27,720         13,649       $ 2.03
     Effect of dilutive securities-
         Stock options                      ---            142        (0.02)
                                       --------         ------       ------
     Diluted earnings per share        $ 27,720         13,791       $ 2.01
                                       ========         ======       ======

Fiscal 1998:
    Basic earnings per share           $ 39,364         13,592       $ 2.90
    Effect of dilutive securities-
         Stock options                      ---            292         (.06)
                                       --------        -------      -------
     Diluted earnings per share        $ 39,364         13,884       $ 2.84
                                       ========        =======      =======

Fiscal 1997:
     Basic earnings per share          $ 15,619         13,474       $ 1.16
     Effect of dilutive securities-
          Stock options                     ---            241         (.02)
                                       --------         ------       ------
      Diluted earnings per share       $ 15,619         13,715       $ 1.14
                                       ========         ======       ======

Stock-Based compensation -

     The Company accounts for employee stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees". Accordingly, the adoption of SFAS No. 123, "Accounting for Stock-Based Compensation" in fiscal 1996 had no effect on the Company's results of operations.

Comprehensive income -

     In the first quarter of 1999, the Company adopted SFAS No. 130, Reporting Comprehensive Income, which requires companies to report the components of comprehensive income in a financial statement with the same prominence as other financial statements. The Company has chosen to disclose comprehensive income, which is comprised of net income and unrealized holding gains (losses) on available for sale equity securities, in the accompanying Consolidated Statements of Changes in Shareholders' Equity. This information is shown for all periods presented.


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


NOTE 3 - SECURITIES HELD FOR INVESTMENT

     All of the Company's investments in equity securities are classified as "available-for-sale" and accordingly, are reflected in the September 30, 1999 and 1998 Consolidated Balance Sheets at fair value, with the aggregate unrealized gain or loss, net of related deferred tax liability or asset, included in shareholders' equity. All of the Company's investment in United States Treasury Bonds (which mature in 2000 and 2001) are classified as "held-to-maturity" and accordingly, are reflected in the September 30, 1999 and 1998 Consolidated Balance Sheets at amortized cost.

     There were no sales of securities during fiscal 1999 or 1998. An analysis of the Company's investment in marketable securities is as follows (in thousands):
--------------------------------------------------------------------------------
                              Amortized   Unrealized
                              Cost       Gain (Loss)        Fair Value
--------------------------------------------------------------------------------
September  30,  1999 -
Equity  Securities             $ 561       $  (214)          $   347
  United States
  Treasury Bonds              22,589           687            23,276
                             -------       -------           -------
                             $23,150       $   473           $23,623
                             =======       =======           =======
September  30,  1998 -
Equity  Securities           $   561       $  (238)          $   323
  United States
  Treasury Bonds              22,585         1,782            24,367
                             -------       -------           -------
                             $23,146       $ 1,544           $24,690
                             =======       =======           =======

NOTE 4 - PROPERTY AND EQUIPMENT

SEAHAWK -

     In 1999, the Company commenced an approximately $23 million upgrade of the SEAHAWK, in compliance with a four-year contract extension. Pursuant to the contract, the Company will receive approximately $20 million in upgrade reimbursement payments from the customer, of which $10 million was received at September 30, 1999 and recorded to Deferred Credits. These upgrade reimbursement payments, net after certain costs, will be amortized into revenues over the four-year contract extension period.

ATWOOD FALCON -

     In November 1998, the ATWOOD FALCON commenced drilling under its three-year contract with Shell Philippines Exploration B.V., following completion of its approximately $45 million water-depth upgrade. The contract provided for the payments of $11.2 million in mobilization fees of which $10.4 million (net after mobilization costs) was recorded to Deferred Credits and is being amortized into revenue over the three-year contract period, with an unamortized balance of $7.0 million at September 30, 1999.




VICKSBURG -

     In December 1998, the VICKSBURG commenced drilling in India under a one-year plus option contract with Enron Oil & Gas India Ltd., following completion of its approximately $35 million refurbishment and upgrade. The VICKSBURG contract has been extended for another year in India.

ATWOOD HUNTER -

     In fiscal 1997, the ATWOOD HUNTER was upgraded to achieve up to 3,500 feet water-depth drilling capability and relocated from Southeast Asia to the United States Gulf of Mexico at an aggregate cost of approximately $40 million. The rig has one more year remaining on its three-year contract with British-Borneo Petroleum Inc. The contract provided for the payment of a $10 million mobilization fee of which $6.4 million (net after mobilization costs) was recorded to Deferred Credits and is being amortized into revenues over the three-year contract period, with an unamortized balance of $2.0 million at September 30, 1999.

ATWOOD SOUTHERN CROSS -

     During fiscal year 1997, the ATWOOD SOUTHERN CROSS was mobilized from Australia to a Singapore shipyard, refurbished and upgraded to achieve 2,000 feet water-depth drilling capability at an aggregate cost of approximately $35 million. During November 1997, the rig was mobilized from Singapore to Australia to commence working under a contract which it completed in September 1998. While waiting for a new contract opportunity, the rig is currently idle in Australia.

RIG 200 -

     RIG-200 (a modular platform rig built in 1995) is owned 50 percent by the Company and 50 percent by Helmerich & Payne, Inc. (current owner of 22 percent of the Company's outstanding common stock). Since the Company has a 50 percent undivided ownership interest in RIG-200 and is actively involved in its operations, the Company accounts for its investment in the rig on a proportionate consolidation method. Accordingly, the Company's $12 million investment in RIG-200 is reflected in "Drilling Vessels, Equipment and Drill Pipe" in the Consolidated Balance Sheets, with 50 percent of the rig's operating results for fiscal years 1999, 1998 and 1997 reflected in the Company's Consolidated Statements of Operations. RIG-200 completed its initial contract in June 1999 and is currently idle in Australia while waiting for a new contract opportunity.


NOTE 5 - DEBT

LONG-TERM DEBT -

    A summary of long-term debt is as follows (in thousands):
                                                           September 30,
                                                    --------------------------
                                                        1999             1998
                                                    ---------         --------
Revolving credit agreement, bearing interest
   (market adjustable) at approximately 7 percent
   per annum at September 30, 1999                   $54,000         $ 72,000
Term note, bearing interest at 6 percent per annum       ---              750
                                                     -------         --------
                                                      54,000           72,750
Less -  current maturities                               ---              750
                                                     -------         --------
                                                     $54,000         $ 72,000
                                                     =======         ========

     In July 1997, the Company entered into a $125 million revolving credit facility with a bank group. The revolving line of credit converted to a reducing facility on March 31, 1999, with commitment reduction of $8.3 million per quarter until final maturity on March 31, 2002. The maximum amount permitted to be outstanding at September 30, 1999 was $100 million. The credit facility permits the Company to prepay principal at anytime without incurring penalty. The bank group's collateral for this revolving credit facility consists principally of preferred mortgages on the ATWOOD HUNTER, ATWOOD EAGLE and the RICHMOND plus the assignment of $20 million in market value of United States Treasury Bonds. The credit facility prohibits the Company from incurring any additional indebtedness in excess of $5 million, disposing of any material assets, paying dividends or repurchasing any of the Company's outstanding common stock.

    The maturities of long-term debt are as follows (in thousands):
                         FISCAL YEAR                  AMOUNT

                           2000                      $   ---
                           2001                       20,300
                           2002                       33,700
                                                     -------
                                                     $54,000
                                                     =======
___________

LINE OF CREDIT -

     The Company has a $5 million unsecured line of credit with a bank to support issuance, when required, of standby letters of guarantee and the Indian tax guarantee (see Note 6). At September 30, 1999, standby letters of guarantee in the aggregate amount of approximately $2.4 million were outstanding under this facility.


NOTE 6 - INCOME TAXES

     Domestic and foreign  income before income taxes for the three years in the
period ended September 30, 1999 are as follows (in   thousands):
-------------------------------------------------------------------------------
                                         Fiscal      Fiscal        Fiscal
                                          1999        1998          1997
                                        -------    --------       --------
Domestic  income                        $29,648    $ 39,553       $ 14,623
Foreign income                           16,859      20,766         10,755
                                        -------    --------       --------
                                        $46,507    $ 60,319       $ 25,378
                                        =======    ========       ========

The provision (benefit) for domestic and foreign taxes on income consists of the following (in thousands):
                                        Fiscal      Fiscal        Fiscal
                                         1999        1998          1997
                                       -------     -------       -------
Current domestic  provision            $ 8,000     $11,487       $ 5,736
Deferred domestic provision (benefit)    3,500       3,970          (330)
Current  foreign  provision              7,287       5,498         4,353
                                       -------     -------       -------
                                       $18,787     $20,955       $ 9,759
                                       =======     =======       =======








     The  components  of the  deferred  income  tax assets  (liabilities)  as of
September  30,  1999  and  1998  are  summarized  as  follows  (in   thousands):

                                                           September 30,
                                                    -----------------------
                                                       1999           1998
                                                    -------         -------
     Deferred tax assets -
           Net operating loss carryforwards          $2,760         $ 2,860
           Book reserves                                700           1,200
           Deferred mobilization revenues               700           2,100
                                                     ------         -------
                                                      4,160           6,160
                                                     ------         -------
     Deferred tax liabilities -
           Difference in book and tax basis of
              equipment                               9,190           7,360
           Deferred charges                             123             450
           Unrealized holding loss on
              available-for-sale securities             (75)            (80)
                                                     ------          ------
                                                      9,238           7,730
                                                     ------          ------
     Net deferred tax assets (liabilities) before
          valuation allowance                        (5,078)         (1,570)
     Valuation allowance                             (2,370)         (2,370)
                                                     ------          ------
                                                    $(7,448)        $(3,940)
                                                    =======         =======

     Net current deferred tax assets                $   720         $   880
     Net noncurrent deferred tax liabilities         (8,168)         (4,820)
                                                   --------         -------
                                                   $ (7,448)        $(3,940)
                                                   ========         =======
    U.S. deferred taxes have not been provided on foreign earnings totaling approximately $ 24.5 million which are permanently invested abroad. Foreign tax credits totaling approximately $ 12.4 million are available to reduce the U.S. taxes on such amounts. The differences between the statutory and the effective
income  tax rate are  as   follows:

                                                    Fiscal   Fiscal    Fiscal
                                                     1999     1998      1997
                                                    ------   ------    ------
Statutory income tax rate                             35%      35%       35%
Increase  (decrease) in tax rate resulting from -
Foreign tax rate  differentials,
     net of foreign tax credit utilization             5       (1)       10
Change  in  valuation  allowance                      ---     ---        (2)
 Investment  tax  credit utilization                  ---     ---        (5)
Other,  net                                           ---       1       ---
                                                    -----    ----      ----
Effective  income tax rate                            40%      35%       38%
                                                    =====    ====      ====

     The Company has United States net operating loss carryforwards totaling $7.9 million which expire in fiscal years 2001 through 2003. Due to various utilization limitations, management estimates that a significant portion of this tax attribute will not be available to reduce future tax obligations; accordingly, a $2.4 million valuation allowance is recorded as of September 30, 1999.

     For several years, the Company has pursued legal action to collect certain tax refund claims in India. As a result of favorable court decisions in India, and upon the Company providing letters of guarantee, the Company received tax refunds in 1997 and 1994 of $1.1 million and $.6 million, respectively, (net of taxes on interest and other related expenses), which were recorded to other Deferred Credits, pending ultimate resolution of the issue by Indian High Court. During fiscal year 1999, all but approximately $400,000 of the amounts received were favorably resolved and accordingly recognized (net of expenses) in income.

NOTE 7 - CAPITAL STOCK


STOCK OPTION PLANS -

     The Company has an incentive equity plan ("1996 Plan") whereby 670,000 shares of common stock may be granted to officers and key employees through February 12, 2007. At September 30, 1999, options to purchase 298,000 shares were outstanding under this Plan. The Company also has options outstanding to purchase 206,900 shares under a stock option plan ("1990 Plan"). Under both plans, the exercise price of each option equals the market price of the Company's common stock on the date of grant, all outstanding options have a maximum term of 10 years, and options vest over a period from the second to the fifth year from the date of grant.

     A summary of the status of the Company's Plans as of September 30, 1999, 1998 and 1997, and changes during the years ended on those dates is presented below:


                              Fiscal                       Fiscal                             Fiscal
                               1999                         1998                              1997
                       --------------------------    --------------------------     ----------------------------
                                       Weighted-                   Weighted-                         Weighted-
                       Number of        Average      Number of      Average          Number of        Average
                        Options     Exercise Price    Options    Exercise Price       Options      Exercise Price
                       ---------    --------------   --------    --------------     ----------     --------------
Outstanding at
 beginning of Year      566,200       $  22.76        444,700      $  15.42          506,800         $  9.46
Granted                     ---            ---        208,000         33.07          112,500           28.00
Exercised               (49,925)         10.75        (78,500)         8.39         (164,000)           6.22
Forfeited               (11,375)         26.00         (8,000)        23.73          (10,600)           6.46
Expired                     ---            ---            ---           ---              ---             ---
                        -------                        ------                       --------
Outstanding at
end of year             504,900       $  23.88        566,200       $  22.76         444,700        $  15.42
Exercisable at
end of year             137,150       $  13.14         88,950       $   8.49          69,450        $   5.67
Available for grant
at end of Year          374,375                       366,000                        567,000
Weighted-average fair
value of options
granted during the year     ---                       $ 14.21                        $ 23.36

     The following table summarizes  information about stock options outstanding at September 30, 1999:
                           Options Outstanding                        Options Exercisable
                       ------------------------------------------    ------------------------
                                   Weighted-
                                    Average         Weighted-                      Weighted-
     Range of                      Remaining         Average                        Average
    Exercise Prices    Shares     Contractual Life  Exercise Price    Shares     Exercise Price
   ----------------    -------    ----------------  --------------    ------     --------------
   $   4.87 to 5.38     33,000       3.0 years     $   5.17            33,000        $  5.17
       6.50 to 6.69     54,400       4.8 years         6.62            38,900           6.64
     16.63 to 18.97    220,500       7.6 years        17.47            44,000          17.69
              28.00     94,000       7.5 years        28.00            21,250          28.00
     48.75 to 52.06    103,000       8.2 years        48.94               ---            ---
                       -------                      -------           -------        -------
      4.87 to 52.06    504,900       7.1 years      $ 23.88           137,150        $ 13.14
                       =======                      =======           =======        =======




     As permitted by SFAS No. 123, the Company applies APB Opinion No. 25 and related Interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized from the granting of options pursuant to its stock option plans. Had compensation costs been determined based on the fair value at the grant dates for awards made in fiscal years 1998 and 1997 consistent with the method of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated
below     (in     thousands,      except     for     per     share     amounts):

                                      Fiscal        Fiscal       Fiscal
                                       1999          1998         1997
                                    --------       --------    --------
Net Income
 As reported                         $27,720        $39,364     $15,619
 Pro forma                            27,186         38,830      15,404
Earnings per share
 As reported -
  Basic                                 2.03           2.90        1.16
  Diluted                               2.01           2.84        1.14
Pro forma
  Basic                                 1.99           2.86        1.14
  Diluted                               1.97           2.80        1.12

     The fair value of grants made in fiscal 1998 and 1997 was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used: fiscal 1998 - risk free interest rate of 5.4 percent, expected volatility of 42 percent, expected lives of 5 years and no dividend yield; fiscal 1997 - risk-free interest rate of 6.7 percent, expected volatility of 33.6 percent, expected lives of 5 years and no dividend yield.

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

NOTE 8 - RETIREMENT PLAN

     The Company has a contributory retirement plan (the "Plan") under which qualified participants may make contributions of up to 5% of their compensation, as defined (the basic contribution). The Company makes contributions to the Plan equal to twice the basic contributions. Company contributions vest 100 percent to each participant beginning with the fourth year of participation. If a participant terminates employment before becoming fully vested, the unvested portion is credited to the Company's account and can be used only to offset Company contribution requirements. In fiscal 1999 and 1997, the Company used forfeitures of $190,000 and $84,000 respectively, to reduce its cash requirements, which resulted in actual contributions of approximately $1.3 million, and $.9 million, respectively. In 1998, the Company made actual contributions of approximately $1.3 million, with no forfeitures used to reduce its cash requirements. As of September 30, 1999, there are approximately $2,000 of contribution forfeitures which can be utilized to reduce future Company cash contribution requirements.


NOTE 9 - FAIR VALUE OF FINANCIAL INSTRUMENTS

     The  carrying  values of cash and cash  equivalents,  accounts  receivable, accounts payable and accrued liabilities included in the accompanying Consolidated Balance Sheets approximated fair value due to the short maturity of these instruments. Since the bank debt has a market adjustable interest rate, the carrying value approximated fair value as of fiscal year end 1999 and 1998. The Company's only financial instruments at September 30, 1999 and 1998 with a fair value different from carrying value are marketable securities; the difference of which is shown in Note 3.



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

     Drilling revenues for fiscal 1999 include $34.7 million, $31.0 million and $23.1 million in revenues received from Shell Philippines Exploration B.V./Sabah Shell Petroleum Company Limited, British-Borneo Petroleum Inc. and ESSO Australia Limited/ESSO Production Malaysia, Inc., respectively. Drilling revenues for fiscal 1998 include $35.2 million, $25.9 million and $20.4 million in revenues received from British-Borneo Petroleum Inc., ESSO Australian Limited/ESSO Production Malaysia, Inc. and Santos Ltd., respectively. Drilling revenues for fiscal 1997 include $24.3 million, $19.3 million and $16.9 million in revenues received from ESSO Australia Limited/ESSO Production Malaysia, Inc., Mobil Equatorial Guinea Inc. and Carigali-Triton Operating Company Sdn. Bhd., respectively.


NOTE 11 - NEW ACCOUNTING PRONOUNCEMENTS

     The Financial Accounting Standards Board has issued a new accounting standard; SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities - Defferal of the Effective Date of FASB Statement No. 133". This Statement is effective upon issuance and is an amendment to SFAS No. 133.

     SFAS No. 133 has been amended to become effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. It establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. In the opinion of management, the adoption of SFAS No. 133 will not have a material impact on the Company's financial statements.

NOTE 12 - OPERATING LEASES

     The Company leases its office space under an operating lease agreement. This lease has essentially the same terms and conditions as the original lease, and will expire in fiscal 2005.

     Future minimum lease payments for operating leases are as follows (in thousands):

     Fiscal year ending September 30,
         2000........................$348
         2001........................ 408
         2002........................ 408
         2003........................ 408
         2004 and thereafter......... 578

     Total rent expense under operating leases was approximately $285,000, $268,000 and $228,000 for fiscal years ended September 30, 1999, 1998 and 1997, respectively.


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

     A summary of revenues, operating margin and identifiable assets by geographic areas is as follows (in thousands):

                                              Fiscal       Fiscal        Fiscal
                                                1999         1998         1997
                                          ----------    ---------    ----------
CONTRACT REVENUES:
  United States                           $   35,122    $  46,454     $  10,585
  Australia                                   22,237       44,445        27,599
  Southeast Asia                              44,215       28,661        31,583
  Mediterranean Sea                           37,063       18,699           ---
  India                                       11,372          ---           ---
  Africa                                         ---       13,550        19,315
                                          ----------    ---------     ---------
                                           $ 150,009     $151,809     $  89,082
                                          ==========    =========     =========
OPERATING INCOME(LOSS):
  United States                            $  13,005    $  24,102    $    5,642
  Australia                                   (6,475)      13,822         8,236
  Southeast Asia                              14,378        9,911         8,235
  Mediterranean Sea                           26,164       12,274           ---
  Africa                                        ---         8,819         8,200
  India                                        8,678         ---            ---
  General and administrative expenses         (7,519)      (7,331)       (6,100)
                                          ----------    ---------     ---------
                                           $  48,231     $ 61,597     $  24,213
                                          ==========    =========     =========


IDENTIFIABLE ASSETS:
  United States                            $ 76,227     $  76,557     $  81,800
  Australia                                   46,688       59,388        49,713
  Southeast Asia                              85,650       97,736        40,387
  Mediterranean Sea                           21,921       24,908           ---
  Africa                                           2            2        20,457
  India                                       40,180          238             3
  General corporate                           22,936        22,908       22,970
                                           ---------     ---------    ---------
                                           $ 293,604      $281,737    $ 215,330
                                           =========     =========    =========






NOTE 14 - QUARTERLY FINANCIAL DATA (UNAUDITED)

    Summarized quarterly results for fiscal years 1999 and 1998 are as follows (in thousands, except per share amounts):

                                                   QUARTERS ENDED
                                ------------------------------------------------
                                DECEMBER 31,  MARCH 31,  JUNE 30,  SEPTEMBER 30,
                                -----------   ---------  --------  ------------
1999
Revenues                         $ 34,977   $ 41,325    $ 38,727      $ 34,980
Income before income taxes         10,588     13,722      11,784        10,413
Net income                          6,776      8,724       7,394         4,826
Earnings per common share (1) -
      Basic                           .50        .64         .54           .35
      Diluted                         .49        .63         .53           .35

1998
Revenues                         $ 36,224   $ 41,428    $ 39,294     $  34,863
Income before income taxes         13,289     17,966      15,503        13,561
Net income                          8,677     11,682      10,034         8,971
Earnings per common share  (1) -
     Basic                            .64        .86         .74           .66
     Diluted                          .63        .84         .72           .65
____________

     (1) The sum of the individual quarterly net income per common share amounts may not agree with year-to-date net income per common share as each quarterly computation is based on the weighted average number of common shares outstanding during that period.












DIRECTORS                               OFFICERS

ROBERT W. BURGESS (2,3)                 JOHN R. IRWIN
  Financial Executive, Retired            President, Chief Executive Officer
  Orleans, Massachusetts
                                        JAMES M. HOLLAND
GEORGE S. DOTSON (1,3)                    Senior Vice President and Secretary
  Vice President
  Helmerich & Payne, Inc.               GLEN P. KELLEY
  President                               Vice President - Contracts and
  Helmerich & Payne International                          Administration
    Drilling Co.
  Tulsa, Oklahoma

W. H. HELMERICH, III
  Chairman
  Helmerich & Payne, Inc.
  Tulsa, Oklahoma

HANS HELMERICH (1, 3)
  President, Chief Executive Officer
  Helmerich & Payne, Inc.
  Tulsa, Oklahoma

JOHN R. IRWIN (1)
  President, Chief Executive Officer
  Atwood Oceanics, Inc.
  Houston, Texas

WILLIAM J. MORRISSEY (2)
  Bank Executive, Retired
  Elkhorn, Wisconsin

(1)  Executive Committee
(2)  Audit Committee
(3)  Compensation Committee








    ANNUAL MEETING

     The annual meeting of stockholders will be held on February 10, 2000 at the Company's principal office: 15835 Park Ten Place Drive, Houston, Texas. A formal notice of the meeting together with a proxy statement and form of proxy will be mailed to stockholders about January 15, 2000.


TRANSFER AGENT AND REGISTRAR

    Continental Stock Transfer & Trust Company
    2 Broadway
    New York, New York  10004

FORM 10-K

     A copy of the Company's Form 10-K as filed with the Securities and Exchange Commission is available free on request by writing to:

    Secretary, Atwood Oceanics, Inc.
    P. O. Box 218350
    Houston, Texas 77218

STOCK PRICE INFORMATION -

     The common stock of Atwood Oceanics, Inc. is traded on the New York Stock Exchange ("NYSE") under the symbol "ATW". No cash dividends on common stock were paid in fiscal year 1998 or 1999, and none are anticipated in the foreseeable future. As of September 30, 1999, there were over 750 beneficial owners of the common stock of Atwood Oceanics, Inc. As of November 30, 1999, the closing sale price of the common stock of Atwood Oceanics, Inc., as reported by NYSE, was $ 33 5/8 per share. The following table sets forth the range of high and low sales prices per share of common stock as reported by the NYSE for the periods indicated.

                               Fiscal                           Fiscal
                                1998                            1999
                               ------                           ------
QUARTERS ENDED           LOW            HIGH                 LOW          HIGH
--------------          -----         -------             -------       ------
December 31          $  40 1/16      $ 61 5/8            $  15 7/8    $  32 1/2
March 31                 38 3/4        55 1/4               16 1/8       31 3/4
June 30                  37 3/8        61 3/8               25 7/8       37 3/4
September 30            15 1/16        40 3/4               28 1/2      35 9/16





                                                        APPENDIX

     The following graphic and image information in the form of "Bar Charts" are located in the Annual Report immediately following "Highlights".





BAR CHART - CONTRACT REVENUES ($ MILLIONS)

1995           1996         1997           1998               1999
$72.2         $79.5        $89.1          $151.8             $150.0

BAR CHART - EARNINGS, BEFORE DEPRECIATION, INTEREST, TAXES AND
INVESTMENT INCOME ($ MILLIONS)

1995           1996         1997           1998               1999
$16.9         $22.8        $34.2           $79.2              $72.1

BAR CHART - OPERATING CASH FLOW ($  MILLIONS)

1995           1996         1997           1998               1999
$14.9         $20.3        $25.8           $61.4              $55.7

BAR CHART - NET INCOME  ($ MILLIONS)

1995           1996         1997           1998               1999
$7.1          $11.4        $15.6           $39.4              $27.7

BAR CHART - CAPITAL EXPENDITURES ($ MILLIONS)

1995           1996         1997           1998               1999
$25.7          $9.5        $62.8           $79.6              $38.8

BAR CHART - CASH AND SECURITIES HELD FOR INVESTMENT ($ MILLIONS)

1995           1996         1997           1998               1999
$38.0         $40.5        $42.2           $34.5              $43.0