Form 10-K, Exhibit 13
period 2000-09-30
ATWOOD OCEANICS INC
filed 2000-12-21
CIK 8411

EXHIBIT 13.1



                       2000 ANNUAL REPORT TO SHAREHOLDERS

                                   THE COMPANY


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


Atwood Oceanics, Inc. is engaged in the business of international offshore drilling of exploratory and developmental oil and gas wells and related support, management and consulting services. Presently, the Company owns and operates a modern fleet of seven mobile offshore drilling units and one modular platform drilling unit, as well as manages the operations of two operator-owned platform drilling units in Northwest Australia. In December 2000, the Company purchased a semisubmersible for future conversion to a tender assist vessel once an acceptable contract opportunity is secured. The Company also owns a 50% interest in a platform drilling unit located in Australia. Since 1996, the Company has expended over $200 million in upgrading its mobile offshore drilling units. The Company supports its operations from headquarters in Houston and affiliated offices in Australia, Malaysia, Indonesia, Philippines, United Kingdom, Egypt, India and Israel.

TO OUR SHAREHOLDERS AND EMPLOYEES:

     Fiscal 2000 marked the Company's seventh consecutive profitable year, with a net income of $23.1 million compared to a net income of $27.7 million in fiscal 1999. Even though revenues during fiscal 2000 declined 10% to $134.5 million, operating cash flow in both fiscal 2000 and 1999 were approximately $55 million. With anticipated continuing positive cash flows along with a $150 million credit facility executed in June 2000, the Company is well positioned to continue with its planned fleet upgrades and to explore additional growth opportunities.

     The Company's seven mobile offshore drilling units returned to full utilization in June 2000 when the ATWOOD SOUTHERN CROSS commenced work in the eastern Mediterranean Sea. Recent bid opportunities have provided encouraging signs of increasing spending by our clients, tightening rig utilization, and higher dayrates. As we enter the year 2001, demand for our mobile offshore drilling units is positive with approximately 70% of these units' days committed for fiscal year 2001. The ATWOOD FALCON and SEAHAWK are currently committed through fiscal year 2001. Commitments for the ATWOOD SOUTHERN CROSS and ATWOOD EAGLE should keep those units working into the second half of fiscal 2001. The ATWOOD HUNTER should remain committed into second quarter of fiscal 2001, after which an upgrade is planned. The RICHMOND has a backlog extending into the second quarter of fiscal 2001. The VICKSBURG, operating successfully in India since upgrade in 1998, should be available for reemployment in the second or third quarter of fiscal 2001 and has potential for dayrate upside.

     Three fleet upgrades were successfully completed during fiscal 2000 bringing expenditures on upgrades of our seven mobile offshore units to over $200 million since 1996. The ATWOOD EAGLE Phase-one upgrade to 3,300 feet water depth was completed on-time and within budget in January 2000. A major $22 million upgrade of our semisubmersible, tender-assist unit, SEAHAWK, was also completed on-time and within budget, with the unit commencing a four-year contract extension in January 2000. The RICHMOND has also been upgraded with a
(patent pending) suction pile system further enhancing its unique characteristics for shallow water operations in the Gulf of Mexico, with a long record as an attractive, highly utilized unit. All three units have performed well since upgrade.

     The Company plans two additional major upgrades during fiscal 2001. A Phase-two upgrade of the ATWOOD EAGLE, which will increase its water-depth capability to 5,000 feet for international (non-North Sea) waters, and upgrade of the ATWOOD HUNTER, which will increase its water-depth capability to 5,000 feet for international (mild environments) waters. Both upgrades include totally new quarters with 120-bed capacity and additional offices, enhanced drilling systems, and improved sub-sea completion and tree handling capabilities. Our goal is to provide safe, cost-effective, and fit-for-purpose units with both drilling efficiency and completion capability in mind.

     In early December, the Company acquired the semisubmersible OCEAN SCOUT, which was subsequently renamed the SEASCOUT, for $4.5 million. This unit has a similar hull design to the SEAHAWK and is an ideal candidate for conversion to a premium tender-assist unit for use with fixed platform and possibly with floating structures in deeper water. Preliminary engineering has already been undertaken to reduce conversion lead-time to twelve months or less. A full tender upgrade and fabrication of a new derrick equipment set will only be undertaken upon award of an acceptable term contract.

     The Company has been built on providing safe, quality operations, and efficient, value-adding performance for our clients. We are well positioned for the future with a modern, well-equipped, upgraded fleet; leverage to international and deeper water markets; and high caliber personnel. These strengths should enable us to benefit from improving longer-term fundamentals and increasing international exploration and development spending by our clients, particularly in deeper waters.

     Our focused niche strategy of building on our strengths and pursuing selective, high-return opportunities has served us well, producing the Company's three best years of financial performance in our 30-year history in fiscal years 1998, 1999, and 2000. The support of our shareholders and the contributions of our employees are appreciated as we strive to further enhance shareholder value.

                                                                   John R. Irwin

                              FINANCIAL HIGHLIGHTS






--------------------------------------------- ---------------- --------------
(In thousands)                                           2000           1999
--------------------------------------------- ---------------- --------------

FOR THE YEAR ENDED SEPTEMBER 30,
      CONTRACT REVENUES                              $ 134,514      $ 150,009
      NET INCOME                                        23,148         27,720
      CAPITAL EXPENDITURES                              34,841         38,760
AT SEPTEMBER 30,
      CASH AND SECURITIES HELD FOR INVESTMENT        $  42,661      $  43,041
      NET PROPERTY AND EQUIPMENT                       224,107        218,914
      TOTAL ASSETS                                     313,251        293,604
      TOTAL SHAREHOLDERS' EQUITY                       218,205        192,229

                     Atwood Oceanics, Inc. and Subsidiaries
                           FIVE-YEAR FINANCIAL REVIEW


                                                                   At or For the Years Ended September 30,

------------------------------------------------------ ------------ -------------- ------------- ------------- ------------
(In thousands, except per share amounts, fleet data       2000          1999           1998          1997         1996
and ratios)
------------------------------------------------------ ------------ -------------- ------------- ------------- ------------
STATEMENTS OF OPERATIONS DATA:
  Contract revenues                                    $134,514      $150,009        $151,809      $ 89,082     $ 79,455
  Drilling costs and general
    and administrative expenses                         (67,699)      (77,874)        (72,616)      (54,890)     (56,653)
                                                      ---------      --------         -------      --------      -------
  OPERATING MARGIN                                       66,815        72,135          79,193        34,192       22,802

  Depreciation                                          (29,624)      (23,904)        (17,596)       (9,979)      (9,742)
                                                      ---------      --------         --------     --------      -------
  OPERATING INCOME                                       37,191        48,231          61,597        24,213       13,060
  Other income (expense)                                 (1,293)       (1,724)         (1,278)        1,165        2,783
  Tax provision                                         (12,750)      (18,787)        (20,955)       (9,759)      (4,475)
                                                      ---------      --------         --------     --------      -------
           NET INCOME                                  $ 23,148      $ 27,720        $ 39,364       $15,619      $11,368
                                                      =========      ========        =========     ========      =======


PER SHARE DATA:

  Earnings per common share: (1)
    Basic                                              $   1.68          2.03            2.90          1.16          .85
    Diluted                                                1.66          2.01            2.84          1.14          .84
  Average common shares outstanding: (1)
    Basic                                                13,763        13,649          13,592        13,474       13,328
    Diluted                                              13,916        13,791          13,884        13,715       13,544


FLEET DATA:
  Number of rigs owned or managed, at end
   of period                                                 11            11              11            11           11
  Utilization rate for in-service rigs
   (excludes contractual downtime for rig
    upgrades in  2000, 1999, 1998 and 1997)                  71%          77%             100%          100%         100%

BALANCE SHEETS DATA:
  Cash and securities held for investment             $  42,661      $ 43,041         $34,529      $ 42,234     $ 40,492
  Working capital                                        47,433        31,519          24,864        27,549       26,151
  Net property and equipment                            224,107       218,914         205,632       143,923       91,124
  Total assets                                          313,251       293,604         281,737       215,330      159,309
  Total long-term debt                                   46,000        54,000          72,000        59,500       34,473
  Shareholders' equity                                  218,205       192,229         163,766       122,689      105,554
  Ratio of current assets to current liabilities           3.71          2.66            1.93          2.41         2.45


Note -
          (1) Retroactively adjusted to reflect 100% stock dividend declared in November 1997.

          (The Company has never paid any cash dividends on its common stock.)



                                              OFFSHORE DRILLING OPERATIONS

                                             PERCENTAGE
                                    MAXIMUM   OF 2000
                     YEAR BUILT     WATER     CONTRACT                                       CONTRACT STATUS AT
 RIG NAME            /UPGRADED      DEPTH     REVENUES   LOCATION       CUSTOMER             DECEMBER 15, 2000
 --------            ---------     --------   --------   --------      ----------            ---------------------------------

SEMISUBMERSIBLES -
------------------
  ATWOOD FALCON      1983/1998     3,500 Ft.   30%      Malaysia         Esso Production     Rig is under long-term contract which
                                                                         Malaysia Inc.       terminates in November 2001.  Upon
                                                                         through             completion of current well in Malaysia,
                                                                         assignment from     the rig will be relocated to the
                                                                         Shell Philippines   Philippines to recommence drilling
                                                                         Exploration, B.V.   program for Shell Philippines.

  ATWOOD HUNTER      1981/1997     3,600 Ft.   25%      United States    British-Borneo      Following completion of its contractual
                                                        Gulf of Mexico   Petroleum Inc.      commitments (estimated February 2001),
                                                                                             an additional upgrade is planned for
                                                                                             the rig costing between $40 and $45
                                                                                             million.

  ATWOOD EAGLE       1982/2000     3,300 Ft.   12%      Egypt            Rashid Petroleum    Rig is contractually committed into the
                                                                         Company             second half of 2001. An approximate $80
                                                                                             million upgrade of the rig is planned
                                                                                             immediately upon the rig completing
                                                                                             its current contractual commitments
                                                                                             (estimated June to August 2001).

  ATWOOD            1976/1997      2,000 Ft.    4%      Israel           Isramco              Rig has contractual commitments in
  SOUTHERN CROSS                                                                              Israel, Egypt and Turkey, which should
                                                                                              keep the rig employed into the fourth
                                                                                              quarter of fiscal 2001.

  SEAHAWK           1974/1992        600 Ft.   14%      Malaysia         Esso Production      Rig is under long-term contract which
                      and                                                Malaysia Inc.        terminates in 2003, with
                       1999                                                                   a further option to extend.


SEASCOUT              1974         1,000 Ft.    0%      United States                         The SEASCOUT (ex-OCEAN SCOUT) was
                                                        Gulf of Mexico                        purchased in December 2000 for future
                                                                                              conversion to a tender assist unit
                                                                                              similar to SEAHAWK once an acceptable
                                                                                              contract opportunity is secured.

CANTILEVER JACKUP -
-------------------
  VICKSBURG      1976/1998          300 Ft.    9%       India           Enron Oil &           Rig is under term contract which
                                                                        Gas India Ltd.        expires at the end of December 2000.
                                                                                              The rig is being marketed in India,
                                                                                              Southeast Asia and West Africa with
                                                                                              an anticipated increase in dayrate
                                                                                              revenues following completion  of
                                                                                              its current contract.

SUBMERSIBLE -
-------------
  RICHMOND       1982/2000           75 Ft.    3%        United States   Applied Drilling     Rig is contractually committed in the
                                                         Gulf of Mexico  Technology Inc.      United States Gulf of Mexico into the
                                                                                              second quarter of fiscal 2001.

MODULAR PLATFORMS -
-------------------
  RIG-19            1988             N/A      0%          Australia                           Rig is available for contract since it
                                                                                              became idle in September 1999.

  RIG-200           1995             N/A      0%          Australia                           Rig is available for contract since it
                                                                                              became idle in June 1999.

                                             MANAGEMENT CONTRACT
  GOODWYN `A' and    N/A             N/A      3%          Australia       Woodside Energy     Rigs are under term contract for
  NORTH RANKIN `A'                                                                            management of drilling operations
                                                                                              estimated to extend into 2003.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     This Annual Report to Shareholders and the related Form 10-K for the fiscal year ended September 30, 2000 includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Our Company and its representatives may from time to time make written or verbal forward-looking statements, including statements contained in this report and other Company filings with the Securities and Exchange Commission and in our reports to Shareholders. Generally, the words "believe", "expert", "intend", "estimate", "anticipate", "plan", and similar expressions identify forward-looking statements. All statements other than statements of historical facts included in this report and the related Form 10-K regarding the Company's financial position, business strategy, budgets and plans and objectives of management for future operations are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. The forward-looking statements are and will be based on management's then current views and assumptions regarding future events and operating performances, and speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. These forward-looking statements involve risks and uncertainties that may cause the Company's actual future activities and results of operations to be materially different from those suggested or described in this Annual Report to Shareholders and related Form 10-K. These risks include: the Company's dependence on the oil and gas industry; the Company's ability to secure adequate financing; the risks involved in the construction and upgrade to the Company's rigs; competition; operations risks; risks involved in foreign operations; and governmental regulation and environmental matters. These factors ("Cautionary Statements") are disclosed in various places throughout this report and the related Form 10-K. All subsequent written and oral forward-looking statements attributable to the Company, or persons acting on its behalf, are expressly qualified in their entirety by the Cautionary Statements.

OUTLOOK

    During fiscal 2000, the Company accomplished some significant achievements: the seventh consecutive profitable year and third best year in its history from a financial performance perspective, the successful upgrades of the SEAHAWK, RICHMOND and ATWOOD EAGLE, the execution of a new $150 million credit facility and the return to work of the ATWOOD SOUTHERN CROSS after being idle for 18 months. Worldwide utilization of offshore drilling equipment is currently around 87% compared to around 70% at the beginning of fiscal year 2000. There are encouraging indications that the offshore drilling market environment could continue to improve into 2001.

    Except for RIG-200 and RIG-19, the Company's drilling units have current contract commitments that should keep the various rigs employed into the second quarter of fiscal 2001 or beyond. The Company's two owned platform rigs, RIG-200 and RIG-19, have not worked since the second half of fiscal 1999 and have a very uncertain future outlook. Both units are stacked on land in Australia at nominal costs. Since 1996, the Company has expended over $200 million in upgrading its seven offshore mobile drilling units. Of these units, the SEAHAWK and ATWOOD FALCON have contract commitments beyond fiscal 2001. The ATWOOD EAGLE and ATWOOD SOUTHERN CROSS have contract commitments in the Mediterranean Sea area which should keep both units employed into the second half of fiscal 2001. The RICHMOND completed its upgrade in early October 2000 and has returned to work in the United States Gulf of Mexico. The VICKSBURG is committed in India through December 31, 2000 with ongoing discussions for additional work. The ATWOOD HUNTER has contractual commitments into January 2001.

    The Company is currently planning additional upgrades for the ATWOOD HUNTER and the ATWOOD EAGLE. Upon completing its current contract commitments, the ATWOOD HUNTER will be moved to a shipyard in the United States to undergo upgrades and enhancements estimated to cost between $40 and $45 million which is anticipated to take four to five months to complete. When the ATWOOD EAGLE completes its contractual commitments, it will be moved to a shipyard in the Mediterranean Sea area to undergo an approximate $80 million upgrade which is anticipated to take five to six months to complete.

    The Company continues to maintain its focus on having safe, quality operations. With anticipated increases in international oil and gas companies' drilling budgets, the Company remains optimistic about the long-term drilling market outlook and improving fundamentals.

RESULTS OF OPERATIONS

Fiscal Year 2000 Versus Fiscal Year 1999

     Contract revenues during fiscal 2000 decreased 10% from revenues in fiscal 1999 primarily due to reduced revenues from the ATWOOD EAGLE and the Company's platform rigs. An analysis of contract revenues by rig for fiscal years 2000 and 1999 is as follows:


                                                 CONTRACT REVENUES
                                                   (In millions)
                                         ---------------------------------
                                           Fiscal      Fiscal
                                             2000        1999     Variance
                                         --------     -------     --------
SEAHAWK                                    $ 19.5       $ 9.5      $ 10.0
ATWOOD FALCON                                40.6        34.7         5.9
ATWOOD SOUTHERN CROSS                         5.1         0.0         5.1
ATWOOD HUNTER                                33.3        31.0         2.3
VICKSBURG                                    12.0        10.6         1.4
RICHMOND                                      4.2         4.1         0.1
GOODWYN `A'/NORTH RANKIN `A'                  3.1         8.6        (5.5)
RIG-19/RIG-200                                0.0        13.6       (13.6)
ATWOOD EAGLE                                 16.7        37.9       (21.2)
                                          -------      ------     -------
                                          $ 134.5      $150.0      $(15.5)
                                          =======      ======     =======


     In preparation for a four-year contract extension, the SEAHAWK was being upgraded from April 1999 through December 1999, with a reduced dayrate received during the upgrade period. The contract dayrate for the SEAHAWK varies from a high of $50,000 to a low of $30,000 depending upon the price of oil. With a high oil price, the SEAHAWK has received $50,000 per day since it returned to work in February 2000 which accounts for its increase in revenues. The ATWOOD FALCON and VICKSBURG have worked continuously since they completed their upgrades in
November 1998. The ATWOOD SOUTHERN CROSS returned to work in June 2000 after being idle since September 1998. Higher revenues for the ATWOOD HUNTER are due to an increase in dayrate during the last year of its three-year contract commitment. As a result of a decline in drilling activities on the GOODWYN `A' and NORTH RANKIN `A' platforms, the Company's management activities related to these platforms have also declined resulting in less revenues being received and less costs being incurred. RIG -200 and RIG-19 have been idle in Australia following completion of their contracts in June and September 1999, respectively. The decrease in revenues for the ATWOOD EAGLE is due to a decline in dayrate revenues from an average of over $100,000 per day in fiscal 1999 to approximately $50,000 per day in fiscal 2000.

     Contract drilling and management costs during fiscal 2000 decreased 16% primarily due to reductions in operating costs of the Company's platform rigs due to their decline in drilling operations. An analysis of contract drilling and management costs by rig for fiscal years 2000 and 1999 is as follows:


                                   CONTRACT DRILLING AND MANAGEMENT COSTS
                                               (In millions)
                                   --------------------------------------
                                     Fiscal       Fiscal
                                      2000         1999        Variance
                                    -------      -------      ---------
ATWOOD HUNTER                         $11.4        $ 9.8       $  1.6
ATWOOD FALCON                           8.3          6.8          1.5
VICKSBURG                               5.7          4.5          1.2
ATWOOD SOUTHERN CROSS                   7.6          6.8          0.8
SEAHAWK                                 7.7          7.1          0.6
RICHMOND                                5.0          4.8          0.2
GOODWYN `A'/NORTH RANKIN `A'            2.7          6.6         (3.9)
ATWOOD EAGLE                            9.0         14.3         (5.3)
RIG-200/RIG-19                          0.1          7.5         (7.4)
OTHER                                   1.8          2.2         (0.4)
                                      -----        -----       ------
                                      $59.3        $70.4       $(11.1)
                                      =====        =====       ======

     The increase in drilling costs for the ATWOOD HUNTER is due to higher maintenance costs. The increases in the drilling costs for the ATWOOD FALCON and VICKSBURG are due to the rigs working continuously since completing their upgrades during the first quarter of fiscal 1999. The increase in drilling costs for the ATWOOD SOUTHERN CROSS was due to its return to work. The increase in drilling costs for the SEAHAWK was primarily due to additional costs incurred in December 1999 and January 2000 to mobilize and prepare the rig for commencement of drilling operations following its required upgrade. The reduction in drilling costs for the ATWOOD EAGLE was due to no drilling costs being incurred in January 2000 when the rig was in a shipyard for its water depth upgrade and due to a generally overall decline in maintenance and some personnel costs. RIG-200 and RIG-19 have been dismantled and are stacked on land in Australia with nominal costs being incurred.

     An analysis of depreciation expense by rig is as follows:

                                 DEPRECIATION EXPENSE
                                     (In millions)
                         --------------------------------------
                           Fiscal      Fiscal
                             2000        1999      Variance
                         ---------- -----------  -------------
SEAHAWK                      $ 5.1       $ 1.3        $ 3.8
VICKSBURG                      2.9         2.0          0.9
ATWOOD FALCON                  6.5         5.8          0.7
ATWOOD EAGLE                   3.0         2.4          0.6
ATWOOD HUNTER                  5.2         5.1          0.1
ATWOOD SOUTHERN CROSS          3.9         3.8          0.1
RIG-200/RIG-19                 2.1         2.1          0.0
RICHMOND                       0.2         0.8         (0.6)
OTHER                          0.7         0.6          0.1
                            ------      ------       ------
                            $ 29.6      $ 23.9        $ 5.7
                            ======      ======      =======


     The Company does not recognize depreciation expense during a period a rig is out of service for a significant upgrade. The SEAHAWK, VICKSBURG and ATWOOD FALCON had some reduction in depreciation expense in 1999 due to upgrades, accounting for these increases in depreciation expense in 2000. The increase in depreciation expense for the ATWOOD EAGLE is due to higher depreciable costs due to its water-depth upgrades in January 2000.

Fiscal Year 1999 Versus Fiscal Year 1998

     Despite the Company's active rig utilization decreasing from 100% in 1998 to 77% in 1999, contract revenues only declined approximately 1 percent. An analysis of contract revenues by rig for fiscal year 1999 and 1998 is as follows:

                                               CONTRACT REVENUES
                                                 (In millions)
                                        --------------------------------
                                         Fiscal      Fiscal
                                           1999        1998     Variance
                                        -------      ------    ---------
ATWOOD FALCON                            $ 34.7       $17.3     $ 17.4
VICKSBURG                                  10.6         1.9        8.7
ATWOOD EAGLE                               37.9        32.2        5.7
GOODWYN `A'/NORTH RANKIN `A'                8.6         7.5        1.1
RIG-19                                      6.8         6.7        0.1
RIG-200                                     6.8         7.9       (1.1)
SEAHAWK                                     9.5        11.4       (1.9)
ATWOOD HUNTER                              31.0        35.2       (4.2)
RICHMOND                                    4.1        11.3       (7.2)
ATWOOD SOUTHERN CROSS                       0.0        20.4      (20.4)
                                         ------      ------      -----
                                         $150.0      $151.8      $(1.8)
                                         ======      ======      =====


     The  ATWOOD  FALCON  was in a  shipyard  from  May  1998 to  November  1998 undergoing a water-depth upgrade. The VICKSBURG entered a shipyard in December 1997 for refurbishment and upgrade which was not completed until November 1998. The ATWOOD FALCON and VICKSBURG have worked continuously since the completion of their upgrades. The ATWOOD EAGLE was relocated from West Africa to the Mediterranean Sea area in March 1998. The increase in revenues for the ATWOOD EAGLE is due to enhanced dayrates for a portion of the year from term contract commitments. The increase in revenues from the GOODWYN `A' and NORTH RANKIN `A' rigs is due to the Company providing additional labor and assistance to the rigs' Australian owner in upgrading the rigs during fiscal 1999. In preparation for a four-year contract extension, the SEAHAWK entered a shipyard in April 1999 for upgrade, with a reduced dayrate paid during the upgrade period which accounts for the decline in revenues. The decline in revenues for the ATWOOD HUNTER is due to a temporary reduction in dayrate revenue during a period when the rig could not drill due to extremely strong underwater currents. Market conditions resulted in a reduced dayrate and some idle time for the RICHMOND; with the ATWOOD SOUTHERN CROSS idle for the entire year.

     Contract drilling and managements costs during fiscal 1999 increased 8% from $65.3 million to $70.4 million. An analysis of contract drilling and management costs by rig is as follows:


                                       CONTRACT DRILLING AND MANAGEMENT COSTS
                                                    (In millions)
                                     ------------------------------------------
                                          Fiscal       Fiscal
                                           1999         1998         Variance
                                          ------      -------        --------
VICKSBURG                                  $ 4.5        $1.4          $ 3.1
ATWOOD EAGLE                                14.3        11.5            2.8
ATWOOD FALCON                                6.8         4.9            1.9
RIG-19                                       6.0         4.5            1.5
SEAHAWK                                      7.1         6.1            1.0
ATWOOD HUNTER                                9.8         9.4            0.4
GOODWYN `A'/NORTH RANKIN `A'                 6.6         6.3            0.3
RIG-200                                      1.5         2.6           (1.1)
RICHMOND                                     4.8         6.0           (1.2)
ATWOOD SOUTHERN CROSS                        6.8        10.6           (3.8)
OTHER                                        2.2         2.0            0.2
                                           -----       -----          -----
                                           $70.4       $65.4          $ 5.1
                                           =====       =====          =====

     The increase in the drilling costs for the VICKSBURG and ATWOOD FALCON are due to the rigs working continuously since completing their upgrades during the first quarter of fiscal 1999. The increase in drilling costs for the ATWOOD EAGLE was due primarily to an increase in maintenance costs and higher operating costs associated with working the entire year in the Mediterranean Sea area. The increase in drilling costs for RIG-19 was due to costs being lower in 1998 due to the receipt of certain payroll related tax refunds. Reductions in drilling costs for the RICHMOND, RIG-200 and ATWOOD SOUTHERN CROSS were due to cost savings associated with idle rig time.

     An analysis of depreciation expense by rig is as follows:

                                            DEPRECIATION EXPENSE
                                              (In millions)
                                     -----------------------------------
                                      Fiscal      Fiscal
                                       1999        1998         Variance
                                     -------      ------        --------
ATWOOD FALCON                         $ 5.8       $ 1.8          $4.0
VICKSBURG                               2.0         0.0           2.0
ATWOOD SOUTHERN CROSS                   3.8         3.0           0.8
RICHMOND                                0.8         0.5           0.3
ATWOOD HUNTER                           5.1         5.0           0.1
ATWOOD EAGLE                            2.4         2.2           0.2
RIG-200                                 2.1         2.1           0.0
RIG-19                                  0.0         0.2          (0.2)
SEAHAWK                                 1.3         2.5          (1.2)
OTHER                                   0.6         0.3           0.3
                                      -----      ------         -----
                                      $23.9      $ 17.6         $ 6.3
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


LIQUIDITY AND CAPITAL RESOURCES

     Even though, net income in fiscal 2000 declined 16% from fiscal 1999, operating cash flows (before changes in working capital and other assets and liabilities) for fiscal 2000 only declined one percent from $55.7 million to $55.2 million. During fiscal 2000, the Company utilized available cash and internally generated funds to invest approximately $10 million in completing the upgrade of the SEAHAWK, to invest approximately $8 million in upgrading the water-depth drilling capacity of the ATWOOD EAGLE from 2,500 feet to 3,300 feet, to fund approximately $17 million in other capital expenditures and to reduce outstanding debt by $8 million.

     Since 1996, the Company has successfully upgraded all seven of its mobile offshore drilling units and after completing the future upgrades planned for the ATWOOD HUNTER and ATWOOD EAGLE, will have expended over $300 million in its upgrade program. The upgrade of the ATWOOD HUNTER will include extending the water-depth drilling capacity to 5,000 feet for certain environmental conditions, a new high capacity crane, new 120-bed quarters in addition to other improvements. The upgrade on the ATWOOD EAGLE will include modifications of the rig's hull and mooring equipment to enable the rig to work in 5,000 feet of water, new 120-bed quarters, new high-capacity crane, upgraded well control, drilling and mud systems, in addition to other improvements. On December 5, 2000, the Company purchased the semisubmersible unit SEASCOUT (ex-OCEAN SCOUT) for $4.5 million. This unit was purchased for conversion and upgrade to a semisubmersible tender assist rig, which, depending upon water depth and other operational requirements, could cost from $40 to $60 million. The conversion and upgrades will not be undertaken until an acceptable contract opportunity has been secured. Except for planned upgrades of the ATWOOD HUNTER and ATWOOD EAGLE estimated to cost between $120 and $125 million, and the purchase of the SEASCOUT for $4.5 million, the Company currently has no significant capital commitments; however, the Company continues to pursue growth opportunities which, if successful, could result in additional capital commitments.

     To assist the Company in funding all capital commitments, in June 2000, the Company executed a new $150 million revolving line of credit. This Credit Facility requires no principal reductions prior to its maturity in June 2005. Initially, $46 million was borrowed under the Facility to repay the balance outstanding under an existing reducing credit facility. Subsequent to September 30, 2000, the Company prepaid $6 million for a currently outstanding balance of $40 million. Assuming no additional capital investments other than the upgrades to the ATWOOD HUNTER and ATWOOD EAGLE, the outstanding balance under the Credit Facility at the end of fiscal year 2001 should be approximately $100 million.

     Working capital increased from $31.5 million at the end of September 30, 1999 to $47.4 million at the end of September 30, 2000. The Company's portfolio of accounts receivable is comprised of major international corporate entities with stable payment experience. Historically, the Company has experienced no significant difficulties in receivable collections; however, at September 30, 2000, the Company was continuing to pursue legal action in Australia to collect approximately $2 million billed in 1998.

Impact of the Year 2000 Issue

     The Company has not experienced any Year 2000 related computer failure or problems. The total cost of the Company's Year 2000 compliance program was approximately $1.5 million, which consisted primarily of the replacement of accounting and related software. The Company does not expect to incur any further Year 2000 costs.


DISCLOSURES ABOUT MARKET RISK

     The Company is exposed to market risk, including adverse changes in interest rates and foreign currency exchange rates as discussed below.

Interest Rate Risk

     All of the $46 million of long-term debt outstanding at September 30, 2000, was floating rate debt. As a result, the Company's annual interest costs in fiscal 2001 will fluctuate based on interest rate changes. Because the interest rate on the Company's long-term debt is a floating rate, the fair value of the Company's long-term debt approximates carrying value as of September 30, 2000. The impact on annual cash flow of a 10% change in the floating rate (approximately 70 basis points) would be approximately $0.3 million. The Company did not have any open derivative contracts relating to its floating rate debt at September 30, 2000.

Foreign Currency Risk

     Certain of the Company's subsidiaries have monetary assets and liabilities that are denominated in a currency other than their functional currencies. Based on September 30, 2000 amounts, a decrease in the value of 10% in the foreign currencies relative to the U.S. dollar from the year-end exchange rates would not result in any material foreign currency transaction loss. Thus, the Company considers its current risk exposure to foreign currency exchange rate movements, based on net cash flows, to be immaterial. The Company did not have any open derivative contracts relating to foreign currencies at September 30, 2000.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the  Board of Directors of Atwood Oceanics, Inc.:

     We have audited the accompanying consolidated balance sheets of Atwood Oceanics, Inc. (a Texas corporation) and subsidiaries as of September 30, 2000 and 1999, and the related consolidated statements of operations, cash flows and changes in shareholders' equity for each of the three years in the period ended September 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Atwood Oceanics, Inc. and subsidiaries as of September 30, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2000, in conformity with accounting principles generally accepted in the United States.






                                                    /s/ARTHUR ANDERSEN LLP




Houston, Texas
November 21, 2000

                     Atwood Oceanics, Inc. and Subsidiaries
                           CONSOLIDATED BALANCE SHEETS



                                                            September 30,
-------------------------------------------------- -----------------------------
(In thousands)                                         2000           1999
-------------------------------------------------- -------------- --------------
ASSETS

CURRENT ASSETS:
     Cash and cash equivalents                       $ 19,740        $20,105
     Accounts receivable, net                          31,466         18,289
     Inventories of materials and supplies,
         at lower of average cost or market             9,544          8,010
     Deferred tax assets                                  950            720
     Prepaid expenses                                   3,217          3,408
                                                      -------        -------
         Total Current Assets                          64,917         50,532
                                                      -------        -------

SECURITIES HELD FOR INVESTMENT:
     Held-to-maturity, at amortized cost               22,594         22,589
     Available-for-sale, at fair value                    327            347
                                                      -------       --------
                                                       22,921         22,936
                                                      -------       --------
PROPERTY AND EQUIPMENT, at cost:
    Drilling vessels, equipment and drill pipe        391,879        358,372
    Other                                               8,197          7,317
                                                      -------       --------
                                                      400,076        365,689
    Less - accumulated depreciation                   175,969        146,775
                                                      -------       --------
      Net Property and Equipment                      224,107        218,914
                                                      -------       --------

DEFERRED COSTS AND OTHER ASSETS                         1,306          1,222
                                                     --------       --------
                                                     $313,251       $293,604
                                                     ========       ========


The accompanying notes are an integral part of these consolidated financial statements.

                     Atwood Oceanics, Inc. and Subsidiaries
                           CONSOLIDATED BALANCE SHEETS


                                                             September 30,
-----------------------------------------------------------------------------
(In thousands, except share data)                        2000        1999
----------------------------------------------------------------- -----------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
    Current maturities of long-term debt                $   ---     $   ---
    Accounts payable                                      5,886       7,640
    Accrued liabilities                                  11,598      11,373
                                                        -------     -------
       Total Current Liabilities                         17,484      19,013
                                                        -------     -------

LONG-TERM DEBT, net of current maturities                46,000      54,000
                                                        -------     -------


DEFERRED CREDITS:
     Income taxes                                        10,390       8,168
     Mobilization fees and other                         21,172      20,194
                                                        -------     -------
                                                         31,562      28,362
                                                        =======     =======

COMMITMENTS AND CONTINGENCIES (NOTE 12)

SHAREHOLDERS' EQUITY:
    Preferred stock, no par value;
       1,000,000 shares authorized, none outstanding      ---          ---

   Common stock, $1 par value; 20,000,000
       shares authorized with 13,823,000
       and 13,675,000 issued and
       outstanding in 2000 and 1999, respectively        13,823      13,675
   Paid-in capital                                       55,151      52,458
   Accumulated other comprehensive income (loss)           (152)       (139)
   Retained earnings                                    149,383     126,235
                                                       --------    --------
        Total Shareholders' Equity                      218,205     192,229
                                                       --------    --------
                                                       $313,251    $293,604
                                                       ========    ========


The accompanying notes are an integral part of these consolidated financial statements.

                     Atwood Oceanics, Inc. and Subsidiaries
                      CONSOLIDATED STATEMENTS OF OPERATIONS



                                                 Years Ended September 30,
------------------------------------------ ------------------------------------
(In thousands, except per share amounts)       2000          1999        1998
------------------------------------------ ---------     ----------   ---------

REVENUES:
    Contract drilling                      $ 131,387     $ 148,051   $ 148,570
    Contract management                        3,127         1,958       3,239
                                           ---------      --------    --------
                                             134,514       150,009     151,809
                                           ---------      --------    --------

COSTS AND EXPENSES:
    Contract drilling                         56,598        68,868      62,364
    Contract management                        2,652         1,487       2,921
    Depreciation                              29,624        23,904      17,596
    General and administrative                 8,449         7,519       7,331
                                            --------      --------     -------
                                              97,323       101,778      90,212
                                            --------      --------     -------
OPERATING INCOME                              37,191        48,231      61,597
                                            --------      --------     -------

OTHER INCOME (EXPENSE):
    Interest expense                          (3,907)       (4,172)     (3,599)
    Investment income                          2,614         2,448       2,321
                                            --------      --------     -------
                                              (1,293)       (1,724)     (1,278)
                                            --------      --------     -------

INCOME BEFORE INCOME TAXES                    35,898        46,507      60,319

PROVISION FOR INCOME TAXES                    12,750        18,787      20,955
                                            --------      --------    --------

NET INCOME                                  $ 23,148      $ 27,720    $ 39,364
                                            ========      ========    ========

EARNINGS PER COMMON SHARE:
      Basic                                 $   1.68      $  2.03     $   2.90
      Diluted                                   1.66         2.01         2.84
AVERAGE COMMON SHARES OUTSTANDING:
      Basic                                   13,763       13,649       13,592
      Diluted                                 13,916       13,791       13,884



The accompanying notes are an integral part of these consolidated financial statements.


                     Atwood Oceanics, Inc. and Subsidiaries
                      CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                                    For Years Ended September 30,
----------------------------------------------------------------------------- ------------- ------------- -------------
(In thousands)                                                                    2000          1999          1998
----------------------------------------------------------------------------- ------------- ------------- -------------

CASH FLOW FROM OPERATING ACTIVITIES:
     Net income                                                                $  23,148       $ 27,720     $ 39,364
                                                                                --------       --------     --------
     Adjustments to reconcile net income to net cash provided by operating activities:
       Depreciation                                                               29,624         23,904       17,596
       Amortization of deferred items                                                403            566          427
       Deferred federal income tax provision                                       2,000          3,500        3,970
     Changes in assets and liabilities:
       Decrease (increase) in accounts receivable                                (13,177)         9,441      (11,377)
       Increase (decrease) in accounts payable                                    (3,014)           402          954
       Increase (decrease) in accrued liabilities                                    225           (350)      (1,706)
       Net mobilization fees                                                         981          7,074        2,779
       Other                                                                      (1,103)        (1,364)      (1,924)
                                                                                --------       --------     --------
                                                                                  15,939         43,173       10,719
                                                                                ---------      --------     --------
             Net Cash Provided by Operating Activities                            39,087         70,893       50,083
                                                                                ---------      --------     --------
CASH FLOW FROM INVESTING ACTIVITIES:
     Capital expenditures                                                        (34,841)       (38,760)     (79,607)
     Non cash portion of capital expenditures                                      1,260         (7,012)       7,973
     Other                                                                            24          1,574          ---
                                                                                ----------     --------     --------
          Net Cash Used by Investing Activities                                  (33,557)       (44,198)     (71,634)
                                                                               -----------     --------     --------

CASH FLOW FROM FINANCING ACTIVITIES:
     Proceeds from exercises of stock options                                      2,105            539          658
     Proceeds from revolving credit facility                                       6,000         13,000       14,000
     Principal payments on debt                                                  (14,000)       (31,750)        (750)
                                                                                --------       --------     --------
                  Net Cash Provided (Used) by Financing Activities                (5,895)       (18,211)      13,908
                                                                                --------       --------     --------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                (365)         8,484       (7,643)

CASH AND CASH EQUIVALENTS, at beginning of period                                 20,105         11,621       19,264
                                                                                --------       --------     --------
CASH AND CASH EQUIVALENTS, at end of period                                     $ 19,740       $ 20,105     $ 11,621
                                                                                ========       ========     ========
--------------------------
Supplemental disclosure of cash flow information:
     Cash paid during the year for domestic and foreign income taxes            $ 10,713       $ 13,383     $ 18,549
                                                                                ========       ========     ========
     Cash paid during the year for interest, net of amounts capitalized         $  3,914       $  4,614     $  2,349
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


                                              Atwood Oceanics, Inc. and Subsidiaries
                                              CONSOLIDATED STATEMENTS OF CHANGES IN
                                                       SHAREHOLDERS' EQUITY


--------------------------------------------- ------------------ ------------------------ ------------ ------------------ ----------
                                                                                                   Accumulated
                                                                                                      Other
(In thousands)                               Comprehensive       Common Stock        Paid-in       Comprehensive        Retained
                                                Income        Shares(1) Amount(1)   Capital(1)     Income (Loss)        Earnings
-------------------------------------------- -------------    -------------------  -----------    ---------------     ------------

September 30, 1997                                            13,546    $13,546      $50,104         $  (112)          $ 59,151
    Net income                                   $39,364         ---        ---          ---             ---             39,364
    Unrealized holding loss on
      available-for-sale securities, net
      of tax of $23                                  (43)        ---        ---          ---             (43)               ---
                                                 -------
    Comprehensive income                         $39,321
                                                 =======
    Exercises of employee stock options                           79         79          579             ---                ---
    Tax benefit from exercises
      of employee stock options                                  ---        ---        1,098             ---                ---
                                                               ------    ------       ------         -------            -------
September 30, 1998                                             13,625    13,625       51,781            (155)            98,515
    Net income                                   $27,720          ---       ---          ---                             27,720
    Unrealized holding gain on
      available-for-sale securities, net
      of tax of $8                                    16          ---       ---          ---              16                ---
                                                 -------
    Comprehensive income                         $27,736
                                                 =======
    Exercises of employee stock options                            50        50          489             ---                ---
    Tax benefit from exercises
      of employee stock options                                   ---       ---          188             ---                ---
                                                               ------     -----       ------          ------             -------
September 30, 1999                                             13,675   $13,675       52,458            (139)           $126,235
    Net income                                   $23,148          ---       ---          ---             ---              23,148
    Unrealized holding loss on
      available-for-sale securities, net
      of tax of $7                                   (13)         ---       ---          ---             (13)                ---
                                                 -------
    Comprehensive income                         $23,135
                                                 =======
    Exercises of employee stock options                           148       148        1,957              ---
    Tax benefit from exercises
    of employee stock options                                     ---       ---          736              ---                ---
                                                               ------   -------      -------          -------            --------
September 30, 2000                                             13,823   $13,823      $55,151            $(152)           $149,383
                                                               ======   =======      =======          =======            ========

---------------------
NOTES -

(1) Adjusted for 100% stock dividend declared in November 1997.
(2) Preferred stock, no par value, of 1,000,000 shares was authorized in 1975 and no shares have been issued.

The accompanying notes are an integral part of these consolidated financial statements.

                     Atwood Oceanics, Inc. and Subsidiaries
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - NATURE OF OPERATIONS

     Atwood Oceanics, Inc. together with its wholly owned subsidiaries (collectively referred to herein as the "Company"), is engaged in the business of international offshore drilling of exploratory and developmental oil and gas wells and related support, management and consulting services. Presently, the Company owns and operates a modern fleet of seven mobile offshore drilling units and one modular platform drilling unit, as well as manages the operations of two operator-owned platform drilling units in Northwest Australia. The Company also owns a 50% interest in another platform drilling unit. In December 2000, the Company purchased a semisubmersible unit for a future conversion to a tender assist vessel once an acceptable contract opportunity is secured (see Note 15). Currently, the Company is involved in active operations in the territorial waters of Australia, Malaysia, Egypt, Philippines, Israel, United States and India.

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


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation -

     The consolidated financial statements include the accounts of Atwood Oceanics, Inc. ("AOI") and all of its wholly owned domestic and foreign subsidiaries. The Company's undivided 50% interest in RIG-200 is accounted for using the proportionate consolidation method (See Note 4). All significant intercompany accounts and transactions have been eliminated in consolidation.

Foreign exchange -

     The U.S. dollar is the functional currency for all areas of operations of the Company. Accordingly, monetary assets and liabilities denominated in foreign currency are remeasured to U.S. dollars at the rate of exchange in effect at the end of the year, items of income and expense are remeasured at average monthly rates, and property and equipment and other nonmonetary amounts are remeasured at historical rates. Gains and losses on foreign currency transactions and remeasurements are included in contract drilling costs in the consolidated statements of operations. The Company recorded foreign exchange losses of $.4 and $1 million in fiscal 2000 and 1998, respectively, with a foreign exchange gain of $.4 million in fiscal 1999.

Property and equipment -

     Property and equipment are recorded at cost. Interest costs related to property under construction are capitalized as a component of construction costs. There were no interest costs capitalized during fiscal 2000. Interest capitalized during fiscal 1999 and 1998 totaled $.5 million and $1.4 million, respectively.

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

     In November 2000, the Company engaged an independent appraiser to evaluate the expected useful lives of the ATWOOD HUNTER, ATWOOD FALCON and ATWOOD EAGLE. Based, in part, upon such appraisal, the Company, effective October 1, 2000, extended the depreciable lives of ATWOOD HUNTER and ATWOOD FALCON from 12 to 22 years and will extend the depreciable life of the ATWOOD EAGLE from 12 to 22 years following the completion of its water-depth upgrade planned at the end of fiscal 2001. The Company believes that these changes in depreciable lives provide a better matching of the revenues and expenses of these assets over their anticipated useful lives. Maintenance, repairs and minor replacements are charged against income as incurred; major replacements and upgrades are capitalized and depreciated over the remaining useful life of the asset as determined upon completion of the work. The cost and related accumulated depreciation of assets sold, retired or otherwise disposed are removed from the accounts at the time of disposition, and any resulting gain or loss is reflected in the consolidated statements of operations for the applicable period.

Deferred costs -

     The Company defers the net costs of moving a drilling rig to a new area and amortizes such costs on a straight-line basis over the life of the applicable drilling contract. The ATWOOD SOUTHERN CROSS was the only rig moved to a new area during fiscal 2000 when it was relocated from Australia to the Mediterranean Sea. The Company incurred net costs of approximately $1.2 million in moving the rig, which was expensed during fiscal 2000 due to the rig's initial short-term contract commitments. During fiscal years 1999 and 1998, the Company received sufficient mobilization revenues on all rig moves to more than cover all mobilization costs. There were no unamortized mobilization costs at September 30, 2000 or 1999.

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

Revenue recognition -

     The Company accounts for drilling and management contract revenues using the percentage of completion method of accounting, under which revenues are recognized on a daily basis as earned. Mobilization revenues are first used to cover the costs of mobilization with the excess revenues deferred and amortized on a straight-line basis over the life of the applicable drilling contract. At September 30, 2000 and 1999, deferred revenues totaling $20.4 million and $19.4 million, respectively, were included in Deferred Credits on the accompanying consolidated balance sheets.

Cash and cash equivalents -

     Cash and cash equivalents consist of cash in banks and highly liquid debt instruments which mature within three months of the date of purchase.

Investments -

     Investments in held-to-maturity securities are stated at the amortized cost at the balance sheet date. The Company has the ability and intent to hold such securities to maturity. At September 30, 2000 and 1999, investments in available-for-sale securities are carried at fair value with the unrealized holding loss or gain, net of deferred tax, included in comprehensive income.

Earnings per common share -

     Basic and diluted earnings per share have been computed in accordance with SFAS No. 128, "Earnings per Share"(EPS). "Basic" EPS, excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. "Diluted" EPS reflects the issuance of additional shares in connection with the assumed conversion of stock options.

     The computation of basic and diluted earnings per share under SFAS No. 128 for each of the past three years is as follows (in thousands, except per share amounts):

                                                                    Per Share
                                          Net Income       Shares     Amount
                                          ----------      -------    --------
Fiscal 2000:
     Basic earnings per share              $ 23,148        13,763      $1.68
     Effect of dilutive securities -
         Stock options                          ---           153      (0.02)

                                           --------       -------     ------
     Diluted earnings per share            $ 23,148        13,916     $ 1.66
                                           ========       =======     ======

Fiscal 1999:
     Basic earnings per share              $ 27,720        13,649     $ 2.03
     Effect of dilutive securities -
         Stock options                          ---           142      (0.02)
                                           ---------     --------     ------
     Diluted earnings per share            $ 27,720        13,791     $ 2.01
                                           =========     ========     ======

Fiscal 1998:
    Basic earnings per share               $ 39,364        13,592     $ 2.90
    Effect of dilutive securities -
         Stock options                          ---           292       (.06)
                                           --------      --------     ------
    Diluted earnings per share             $ 39,364        13,884     $ 2.84
                                           ========      ========     ======

Stock-Based compensation -

     The Company accounts for employee stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees".

Comprehensive income -

     In the first quarter of 1999, the Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires companies to report the components of comprehensive income in a financial statement with the same prominence as other financial statements. The Company has chosen to disclose comprehensive income, which is comprised of net income and unrealized holding gains (losses) on available-for-sale equity securities, in the accompanying Consolidated Statements of Changes in Shareholders' Equity. This information is shown for all periods presented.

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


NOTE 3 - SECURITIES HELD FOR INVESTMENT

     All of the Company's investments in equity securities are classified as "available-for-sale" and accordingly, are reflected in the September 30, 2000 and 1999 Consolidated Balance Sheets at fair value, with the aggregate unrealized gain or loss, net of related deferred tax liability or asset, included in shareholders' equity. All of the Company's investments in United States Treasury Bonds (which mature in November 2000 and February 2001) are classified as "held-to-maturity" and accordingly, are reflected in the September 30, 2000 and 1999 Consolidated Balance Sheets at amortized cost.

     There were no sales of securities during fiscal 2000, 1999 or 1998. An analysis of the Company's investment in marketable securities is as follows (in thousands):

                                    Amortized       Unrealized
                                      Cost          Gain (Loss)      Fair Value
                                   -----------     -------------   ------------

         September 30, 2000 -
           Equity Securities          $  561         $(234)            $  327
           United States
              Treasury Bonds          22,594             84            22,678
                                    --------         ------          -------
                                    $ 23,155         $(150)          $ 23,005
                                    ========         =====           ========
         September 30, 1999 -
           Equity Securities          $  561        $ (214)            $  347
           United States
              Treasury Bonds          22,589            687            23,276
                                    -------          ------          --------
                                    $ 23,150         $  473          $ 23,623
                                    ========         ======          ========



NOTE 4 - PROPERTY AND EQUIPMENT

SEAHAWK -

     In January 2000, the SEAHAWK commenced drilling under its four-year contract extension with Esso Production Malaysia, Inc. following completion of its approximately $22 million upgrade. Pursuant to the contract, the Company received approximately $20 million in upgrade reimbursement payments which were recorded to Deferred Credits. These upgrade reimbursement payments, net after certain costs, are being amortized into revenue over the four-year contract extension period, with an unamortized balance of $16.8 million at September 30, 2000.

AWOOD EAGLE -

     In January 2000, the Company increased the water depth drilling capability of the ATWOOD EAGLE from 2,500 feet to 3,300 feet at a cost of approximately $8 million. When the ATWOOD EAGLE completes its current drilling program in the Mediterranean Sea, the Company is planning to move the rig to a shipyard to undergo an upgrade to increase its drilling capacity to 5,000 feet and to enhance its living quarters, crane and sub-sea handling capabilities, in addition to other improvements. This upgrade and refurbishment is anticipated to take five to six months to complete and cost approximately $80 million.

RICHMOND -

     During August and September 2000, the RICHMOND was in a shipyard undergoing an upgrade and refurbishment at an aggregate cost of approximately $7 million. The upgrade included, among other improvements, the installation of suction piles and the refurbishment of living quarters.

ATWOOD FALCON -

     In November 1998, the ATWOOD FALCON commenced drilling under its three-year contract with Shell Philippines Exploration B.V. following completion of its approximately $45 million water-depth upgrade. The contract provided for the payment of $11.2 million in mobilization fees of which $10.4 million (net after mobilization costs) was recorded to Deferred Credits and is being amortized into revenue over the three-year contract period, with an unamortized balance of $3.6 million at September 30, 2000.

VICKSBURG -

     In December 1998, the VICKSBURG commenced drilling in India under a contract with Enron Oil & Gas India Ltd., following completion of its approximately $35 million refurbishment and upgrade. The VICKSBURG's current contract is scheduled to expire in December 2000, with discussions currently underway for additional work.

ATWOOD HUNTER -

     In September 1997, the ATWOOD HUNTER commenced drilling under its long-term contract for British-Borneo Petroleum Inc., ("British-Borneo") following completion of its approximately $40 million water depth upgrade. Following completion of its current contractual commitments (estimated February 2001), the Company is planning to perform an additional upgrade of the rig to include, among other improvements, the extension of its water-depth drilling capacity to 5,000 feet for certain environmental conditions, new 120 bed quarters, a new high capacity crane and the enhancement of its completion and sub-sea tree handling capabilities. The costs of these improvements is estimated to be between $40 and $45 million and anticipated to take four to five months to complete.

ATWOOD SOUTHERN CROSS -

     In 1997, the ATWOOD SOUTHERN CROSS was refurbished and upgraded to achieve 2,000 feet water-depth drilling capabilities at an aggregate cost of approximately $35 million. Following its upgrade, the rig was employed in Australia through September 1998 and then remained idle until it was moved to the Mediterranean Sea in April/May 2000 to commence contract work off the coast of Israel.

RIG 200-

     RIG-200 (a modular platform rig built in 1995) is owned 50% by the Company and 50% by Helmerich & Payne (current owner of 22% of the Company's outstanding common stock). Since the Company has a 50% undivided ownership interest in RIG-200 and is actively involved in its operations, the Company accounts for its investment in the rig on a proportionate consolidation method. Accordingly, the Company's $12 million gross investment in RIG-200 is reflected in "Drilling Vessels, Equipment and Drill Pipe" in the Consolidated Balance Sheets, with 50% of the rig's operating results for fiscal years 2000, 1999 and 1998 reflected in the Company's Consolidated Statements of Operations. RIG-200 completed its initial contract in June 1999 and remains idle in Australia while waiting for a new contract opportunity.



NOTE 5 - DEBT

LONG-TERM DEBT -

    A summary of long-term debt is as follows (in thousands):

                                                              September 30,
                                                    ---------------------------

                                                            2000           1999
                                                            ----           ----
Non-reducing revolving credit agreement,
   bearing interest (market adjustable) at
   approximately 8% per annum at
   September 30, 2000                                  $ 46,000         $  ----

Reducing revolving credit  agreement,
   bearing  interest (market  adjustable) at
   approximately 7% per annum at
   September 30, 1999                                       ---          54,000
                                                       --------        --------
                                                         46,000          54,000
Less-current maturities                                     ---             ---
                                                       --------        --------
                                                       $ 46,000        $ 54,000
                                                       ========        ========

    On June 30, 2000, the Company entered into a $150 million five-year non-reducing Revolving Credit Facility with a bank group. The Company initially borrowed $46 million under this agreement to repay the balance outstanding under the Reducing Credit Facility. The Revolving Credit Facility permits the Company to prepay principal at anytime without incurring penalty. Subsequent to September 30, 2000, the Company prepaid $6 million for a current outstanding balance of $40 million. The bank group's collateral for this Revolving Credit Facility consists principally of preferred mortgages on the ATWOOD HUNTER, ATWOOD EAGLE and the ATWOOD FALCON (with an aggregate net book value at September 30, 2000 totaling approximately $126 million) plus the assignment of approximately $20 million in market value of United States Treasury Bonds. The Company is not required to maintain compensating balances; however, it is required to pay a fee of 1/4% to 1/2% per annum on the unused portion of the total facility and certain other administrative costs. The Revolving Credit Facility contains financial covenants, including but not limited to, requirements for maintaining certain net worth and other financial ratios, and restrictions on disposing of any material assets, paying dividends or repurchasing any of the Company's outstanding common stock and incurring any additional indebtness in excess of $10 million. The Company was in compliance with all financial covenants at September 30, 2000.

     The maturities of long-term debt are as follows (in thousands):

                       FISCAL YEAR                                AMOUNT

                           2001                                  $  ---
                           2002                                     ---
                           2003                                     ---
                           2004                                     ---
                           2005                                  46,000
                                                                -------
                                                                $46,000
                                                                =======

LINE OF CREDIT -

    The Company has a $5 million unsecured line of credit with a bank to support issuance, when required, of standby letters of guarantee and the Indian tax guarantee (see Note 6). At September 30, 2000, standby letters of guarantee in the aggregate amount of approximately $2 million were outstanding under this facility.

NOTE 6 - INCOME TAXES

    Domestic and foreign income before income taxes for the three years in the period ended September 30, 2000 are as follows (in thousands):

                                         Fiscal         Fiscal       Fiscal
                                           2000           1999         1998
                                         -----          -------      ------
Domestic income                         $30,490        $29,648      $39,553
Foreign income                            5,408         16,859       20,766
                                        -------        -------      -------
                                        $35,898        $46,507      $60,319
                                        =======        =======      =======



    The provision (benefit) for domestic and foreign taxes on income consists of the following (in thousands):

                                        Fiscal          Fiscal       Fiscal
                                         2000            1999         1998
                                        ------          ------       ------
Current domestic provision             $4,720          $8,000      $11,487
Deferred domestic provision             2,000           3,500        3,970
Current foreign provision               6,030           7,287        5,498
                                      -------         -------      -------
                                      $12,750         $18,787      $20,955
                                      =======         =======      =======



    The components of the deferred income tax assets (liabilities) as of September 30, 2000 and 1999 are summarized as follows (in thousands):


                                                                September  30,
                                                             ------------------
                                                                2000       1999
                                                             -------    -------
        Deferred tax assets -
              Net operating loss carryforwards                $2,650     $2,760
              Book reserves                                      850        700
              Deferred mobilization revenues                     ---        700
                                                              ------     ------
                                                               3,500      4,160
                                                              ------     ------
        Deferred tax liabilities -
              Difference in book and tax basis of equipment   10,652      9,190
              Deferred charges                                   ---        123
              Unrealized holding loss on
                 available-for-sale securities                   (82)      (75)
                                                              ------     -----
                                                              10,570     9,238
                                                              ------     -----

        Net deferred tax assets (liabilities) before
          valuation allowance                                 (7,070)   (5,078)
        Valuation allowance                                   (2,370)   (2,370)
                                                             --------  -------
                                                             $(9,440)  $(7,448)
                                                            ========   =======
        Net current deferred tax assets                      $   950   $   720
        Net noncurrent deferred tax liabilities              (10,390)   (8,168)
                                                            --------   -------
                                                             $(9,440)  $(7,448)
                                                            ========   =======

     U.S. deferred taxes have not been provided on foreign earnings totaling approximately $21 million which are permanently invested abroad. Foreign tax credits totaling approximately $14 million are available to reduce the U.S. taxes on such amounts.

    The differences between the statutory and the effective income tax rate are as follows:

                                                      Fiscal    Fiscal   Fiscal
                                                       2000      1999     1998
                                                       ----      ----     ----
Statutory income tax rate                               35%       35%      35%
Increase (decrease) in tax rate resulting from -
    Foreign tax rate differentials,
        net of foreign tax credit utilization            1         5       (1)
     Other, net                                        ---        ---       1
                                                     -----      -----   -----
Effective income tax rate                               36%       40%      35%
                                                     =====      =====   =====




    The Company has United States net operating loss carryforwards totaling $7.6 million which expire in fiscal years 2001 through 2003. Due to various utilization limitations, management estimates that a significant portion of this tax attribute will not be available to reduce future tax obligations; accordingly, a $2.4 million valuation allowance is recorded as of September 30, 2000.

    For several years, the Company has pursued legal action to collect certain tax refund claims in India. As a result of favorable court decisions in India, and upon the Company providing letters of guarantee, the Company received tax refunds in 1997 and 1994 of $1.1 million and $.6 million, respectively, (net of taxes on interest and other related expenses), which were recorded to other Deferred Credits, pending ultimate resolution of the issue by Indian High Court. During fiscal year 1999, all but approximately $400,000 (still unresolved at September 30, 2000) of the amounts received were favorably resolved and accordingly recognized (net of expenses) in income.

NOTE 7 - CAPITAL STOCK


STOCK OPTION PLANS -

    The Company has an incentive equity plan ("1996 Plan") whereby 670,000 shares of common stock may be granted to officers and key employees through February 12, 2007. At September 30, 2000, options to purchase 345,650 shares were outstanding under this Plan. The Company also has options outstanding to purchase 78,050 shares under a stock option plan ("1990 Plan"). Under both plans, the exercise price of each option equals the market price of the Company's common stock on the date of grant, all outstanding options have a maximum term of 10 years, and options vest over a period from the second to the fifth year from the date of grant.

    A summary of the status of the Company's Plans as of September 30, 2000, 1999 and 1998, and changes during the years ended on those dates is presented below:

                                              Fiscal                          Fiscal                         Fiscal
                                               2000                            1999                           1998
                                     ----------------------------      -----------------------        -----------------------
                                                                               0
                                                        Weighted-                       Weighted-                       Weighted-
                                       Number of         Average        Number of        Average        Number of        Average
                                        Options      Exercise Price      Options    Exercise Price      Options     Exercise Price
                                     -----------     --------------    ---------   --------------   -- --------    --------------

Outstanding at beginning of
    Year                                   504,900       $23.88       566,200           $22.76        444,700           $15.42
Granted                                     97,000        37.75           ---              ---        208,000            33.07
Exercised                                (147,700)        14.26      (49,925)            10.75        (78,500)            8.39
Forfeited                                 (30,500)        31.95      (11,375)            26.00         (8,000)           23.73
Expired                                                     ---                            ---            ---              ---
                                     -------------                   --------                        ---------

Outstanding at end of year                 423,700       $29.82       504,900           $23.88        566,200            $22.76
                                           =======                   ========                        =========
Exercisable at end of year                 109,450       $23.58       137,150           $13.14         88,950            $ 8.49
Available for grant at end of
   Year                                    299,500                    374,375                         366,000
Weighted-average fair value of
   options granted during the
   year                                    $ 26.61                        ---                         $ 14.21


    The following table summarizes information about stock options outstanding at September 30, 2000:

                                    Options Outstanding                                  Options Exercisable
                     -----------------------------------------------------        ------------------------------------

                                         Weighted-
                                          Average           Weighted-                     Weighted-
     Range of                            Remaining           Average                       Average
    Exercise Prices         Shares   Contractual Life    Exercise Price        Shares   Exercise Price
    ---------------  ---    -------  ----------------    --------------        ------   --------------
     $ 4.87 to 5.38           5,500        2.2 years           $5.24            5,500          $5.24
       6.55 to 6.69          11,250        4.1 years            6.61           11,250           6.61
     16.63 to 18.97         155,300        7.0 years           17.53           48,300          17.74
              28.00          68,000        6.5 years           28.00           26,500          28.00
              37.75          97,000        9.2 years           37.75              ---            ---
     48.75 to 52.06          86,650        7.2 years           48.98           17,900          49.03
                             ------                           ------          -------         ------
      4.87 to 52.06         423,700        7.9 years          $29.82          109,450         $23.58
                            =======                           ======          =======         ======


     As permitted by SFAS No. 123 "Accounting for Stock-Based Compensation", the Company applies APB Opinion No. 25 and related Interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized from the granting of options pursuant to its stock option plans. Had compensation costs been determined based on the fair value at the grant dates for awards made since fiscal 1996 consistent with the method of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands, except for per share amounts):

                          Fiscal            Fiscal          Fiscal
                            2000              1999            1998
                         -------           -------         -------
   Net Income
       As reported       $23,148           $27,720         $39,364
       Pro forma          22,335            27,186          38,830
   Earnings per share
       As reported  -
          Basic             1.68              2.03            2.90
          Diluted           1.66              2.01            2.84
   Pro forma
          Basic             1.62              1.99            2.86
          Diluted           1.61              1.97            2.80

The fair value of grants made in fiscal 2000 and 1998 was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used: fiscal 2000 - risk free interest rate of 6.72%, expected volatility of 50%, expected lives of 5 years and no dividend yield; fiscal 1998 - risk-free interest rate of 5.4%, expected volatility of 42%, expected lives of 5 years and no dividend yield.

COMMON STOCK DIVIDEND -

    On November 19, 1997, the Company effected a 100% common stock dividend resulting in the issuance of approximately 6,775,000 shares of common stock and the transfer of approximately $ 6,775,000 from paid-in capital to common stock which represented the par value of additional shares issued. All share and per share information has been retroactively restated in the Consolidated Financial Statements to reflect the stock dividend.

NOTE 8 - RETIREMENT PLAN

    The Company has a contributory retirement plan (the "Plan") under which qualified participants may make contributions of up to 5% of their compensation, as defined (the basic contribution). The Company makes contributions to the Plan equal to twice the basic contributions. Company contributions vest 100% to each participant beginning with the fourth year of participation. If a participant terminates employment before becoming fully vested, the unvested portion is credited to the Company's account and can be used only to offset Company contribution requirements. In fiscal 2000 and 1998 the Company made actual contributions of approximately $1.7 million and $1.3 million, respectively, with no forfeitures used during these years to reduce its cash requirements. In fiscal 1999 the Company used forfeitures of $190,000 to reduce its cash requirements, which resulted in actual contributions of approximately $1.3 million. As of September 30, 2000, there are approximately $103,000 of contribution forfeitures which can be utilized to reduce future Company cash contribution requirements.

NOTE 9 - FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities included in the accompanying Consolidated Balance Sheets approximated fair value due to the short maturity of these instruments. Since the bank debt has a market adjustable interest rate, the carrying value approximated fair value as of fiscal year end 2000 and 1999. The Company's only financial instruments at September 30, 2000 and 1999 with a fair value different from carrying value are marketable securities; the difference of which is shown in Note 3.

NOTE 10 - CONCENTRATION OF MARKET AND CREDIT RISK

     All of the Company's customers are in the oil and gas offshore exploration and production industry. This industry concentration has the potential to impact the Company's overall exposure to market and credit risks, either positively or negatively, in that the Company's customers could be affected by similar changes in economic, industry or other conditions. However, the Company believes that the credit risk posed by this industry concentration is offset by the creditworthiness of the Company's customer base. The Company's portfolio of accounts receivable is comprised of major international corporate entities and government organizations with stable payment experience. Historically, the Company's uncollectible accounts receivable have been immaterial, and typically, the Company does not require collateral for its receivables. The Company's allowance for doubtful accounts at September 30, 2000 and 1999 was $2.1 million.

     Drilling revenues for fiscal 2000 include $ 40.5 million, $ 33.3 million and $19.5 million in revenues received from Shell Philippines Exploration B.V., British-Borneo Petroleum Inc. and ESSO Production Malaysia, Inc. respectively. Drilling revenues for fiscal 1999 include $34.7 million, $31.0 million and $23.1 million in revenues received from Shell Philippines Exploration B.V./Sabah Shell Petroleum Company Limited, British-Borneo Petroleum Inc. and ESSO Australia Limited/ESSO Production Malaysia, Inc., respectively. Drilling revenues for fiscal 1998 include $35.2 million, $25.9 million and $20.4 million in revenues received from British-Borneo Petroleum Inc., ESSO Australian Limited/ESSO Production Malaysia, Inc. and Santos Ltd., respectively.

NOTE 11 - NEW ACCOUNTING PRONOUNCEMENTS

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

     In December 1999, the SEC staff issued Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" which summarized the staff's view on applying generally accepted accounting principles to revenue recognition in financial statements. This bulletin has been amended to become effective no later than in the fourth quarter of fiscal years beginning after December 15, 1999, which is the fourth quarter of fiscal 2001 for the Company. In the opinion of management, the Company's current accounting policies are in compliance with the staff's views, and the adoption of SAB 101 will not have a material impact on the Company's financial statements.

NOTE 12 - COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

     The Company leases its office space under an operating lease agreement which will expire in fiscal 2005.

     Future minimum lease payments for operating leases are as follows (in thousands):

     Fiscal year ending September 30,

         2001...................................................... $408
         2002......................................................  408
         2003......................................................  408
         2004......................................................  408
         2005......................................................  170

     Total rent expense under operating leases was approximately $362,000, $285,000 and $268,000 for fiscal years ended September 30, 2000, 1999 and 1998, respectively.

LITIGATION

       On August 31, 2000, the Company became a defendant in Bryant v. R&B Falcon Drilling USA, Inc. et al., Civil Action No. G-00-488, in the United States District Court for the Southern District of Texas-Galveston Division. In this suit the plaintiff, Thomas Bryant, who is a former employee of the Company and purports to represent a class of persons who are members of the crew aboard water-based drilling apparatuses and who accepted employment with defendants while in the United States for domestic or international employ, alleges the Company and a number of other offshore drilling contractors or their affiliates, all defendants in the suit, acted in concert to depress wages and benefits paid to their offshore employees. Plaintiff contends that this alleged conduct violates federal and state antitrust laws. The Plaintiff seeks an unspecified amount of treble damages, attorney's fees and costs on behalf of himself and the alleged class of offshore workers similarly situated. The Company has filed an Answer to this suit. The suit is in the early stages of discovery and preliminary proceedings. The Company vigorously denies these allegations and, based on information presently available, does not expect that the outcome of this matter will have a material adverse effect on its business or financial position.

       The Company is party to a number of other lawsuits which are ordinary, routine litigation incidental to the Company's business, the outcome of which, individually, or in the aggregate, is not expected to have a material adverse effect on the Company's financial condition or results of operations.


NOTE 13 - OPERATIONS BY GEOGRAPHIC AREAS

    The Company is engaged in offshore contract drilling. The contract drilling operations consist of contracting Company owned or managed offshore drilling equipment primarily to major oil and gas exploration companies. Operating income is contract revenues less operating costs, general and administrative expenses and depreciation. In computing operating margin for each geographic area, none of the following items were considered: other income (expense) and domestic and foreign income taxes. Total assets are those assets that are used by the Company in operations in each geographic area. General corporate assets are principally investments in marketable securities.

     A summary of revenues, operating margin and identifiable assets by geographic areas is as follows (in thousands):


                                            Fiscal       Fiscal        Fiscal
                                             2000         1999          1998
                                             ----         ----          ----
CONTRACT REVENUES:
  United States                           $ 37,524      $ 35,122       $46,454
  Australia                                  3,127        22,237        44,445
  Southeast Asia                            60,020        44,215        28,661
  Mediterranean Sea                         21,831        37,063        18,699
  India                                     12,012        11,372           ---
  Africa                                       ---           ---        13,550
                                          --------      --------      --------
                                          $134,514      $150,009      $151,809
                                          ========      ========      ========

OPERATING INCOME(LOSS):
  United States                           $ 11,464      $ 13,003      $ 24,102
  Australia                                 (5,985)       (6,475)       13,822
  Southeast Asia                            22,835        14,378         9,911
  Mediterranean Sea                         11,392        26,164        12,274
  India                                      5,934         8,678           ---
  Africa                                       ---           ---         8,819
  General and administrative expenses       (8,449)       (7,519)       (7,331)
                                          --------      --------      --------
                                          $ 37,191      $ 48,231      $ 61,597
                                          ========      ========      ========

TOTAL ASSETS:
  United States                           $ 83,355      $ 76,227      $ 76,557
  Australia                                  4,476        46,688        59,388
  Southeast Asia                            90,889        85,650        97,736
  Mediterranean Sea                         71,798        21,921        24,908
  India                                     37,303        40,180           238
  General corporate and other               25,430        22,938        22,910
                                          --------      --------      --------
                                          $313,251      $293,604      $281,737
                                          ========      ========      ========


NOTE 14 - QUARTERLY FINANCIAL DATA (UNAUDITED)

    Summarized quarterly results for fiscal years 2000 and 1999 are as follows (in thousands, except per share amounts):

                                                  QUARTERS ENDED
                               -------------------------------------------------
                               DECEMBER 31,   MARCH 31,  JUNE 30,  SEPTEMBER 30,
                               ------------   ---------  --------  -------------
2000
----
Revenues                           $ 31,184   $ 32,361  $ 33,411       $37,558
Income before income taxes            8,268      9,521     8,412         9,697
Net income                            5,053      5,981     5,252         6,862
Earnings per common share (1) -
      Basic                             .37        .44       .38           .50
      Diluted                           .36        .43       .37           .49

1999
----
Revenues                           $ 34,977   $ 41,325  $ 38,727      $ 34,980
Income before income taxes           10,588     13,722    11,784        10,413
Net income                            6,776      8,724     7,394         4,826
Earnings per common share (1)-
 Basic                                  .50        .64       .54           .35
 Diluted                                .49        .63       .53           .35

------------

(1) The sum of the individual quarterly net income per common share amounts may not agree with year-to-date net income per common share as each quarterly computation is based on the weighted average number of common shares outstanding during that period.



NOTE 15 - EVENT (UNAUDITED) SUBSEQUENT TO DATE OF AUDITORS' REPORT

    On December 5, 2000, the Company purchased the semisubmersible unit SEASCOUT (ex. OCEAN SCOUT) for $4.5 million. The Company purchased this unit for conversion and upgrade to a semisubmersible tender assist unit. Depending upon water depth and other operational requirements, the cost of the conversion and upgrade could range from $40 to $60 million and take eleven to twelve months to complete. The conversion and upgrade will not be undertaken until an acceptable contract opportunity has been secured.

DIRECTORS                                OFFICERS

ROBERT W. BURGESS (2,3)                  JOHN R. IRWIN
  Financial Executive, Retired             President, Chief Executive Officer
  Orleans, Massachusetts
                                         JAMES M. HOLLAND
GEORGE S. DOTSON (1,2,3)                   Senior Vice President and Secretary
  Vice President
  Helmerich & Payne, Inc.                GLEN P. KELLEY
  President                                Vice President - Contracts and
  Helmerich & Payne International                           Administration
    Drilling Co.
  Tulsa, Oklahoma

W. H. HELMERICH, III
  Chairman
  Helmerich & Payne, Inc.
  Tulsa, Oklahoma

HANS HELMERICH (1, 3)
  President, Chief Executive Officer
  Helmerich & Payne, Inc.
  Tulsa, Oklahoma

JOHN R. IRWIN (1)
  President, Chief Executive Officer
  Atwood Oceanics, Inc.
  Houston, Texas

WILLIAM J. MORRISSEY (2)
  Bank Executive, Retired
  Elkhorn, Wisconsin

(1)  Executive Committee
(2)  Audit Committee
(3)  Compensation Committee

    ANNUAL MEETING

    The annual meeting of stockholders will be held on February 8, 2001 at the Company's principal office: 15835 Park Ten Place Drive, Houston, Texas. A formal notice of the meeting together with a proxy statement and form of proxy will be mailed to stockholders on or about January 15, 2001.

TRANSFER AGENT AND REGISTRAR

    Continental Stock Transfer & Trust Company
    2 Broadway
    New York, New York  10004

FORM 10-K

    A copy of the Company's Form 10-K as filed with the Securities and Exchange Commission is available free on request by writing to:

    Secretary, Atwood Oceanics, Inc.
    P. O. Box 218350
    Houston, Texas 77218

     A copy may also be read and copied at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operations of the Public Reference Room may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically at http://www.sec.gov.

STOCK PRICE INFORMATION -

    The common stock of Atwood Oceanics, Inc. is traded on the New York Stock Exchange ("NYSE") under the symbol "ATW". No cash dividends on common stock were paid in fiscal year 1999 or 2000, and none are anticipated in the foreseeable future. As of September 30, 2000, there were over 750 beneficial owners of the common stock of Atwood Oceanics, Inc. As of November 30, 2000, the closing sale price of the common stock of Atwood Oceanics, Inc., as reported by NYSE, was $41 11/16 per share. The following table sets forth the range of high and low sales prices per share of common stock as reported by the NYSE for the periods indicated.



                                 Fiscal                     Fiscal
                                  1999                       2000
                        --------------------------  --------------------------
                        ------------- ------------  ------------- ------------
QUARTERS ENDED                  LOW        HIGH           LOW          HIGH
--------------                 ----        ----           ---          ----
December 31                  $15 7/8      $32 1/2      $27 15/16    $38 13/16
March 31                      16 1/8       31 3/4         36 1/8     66 11/16
June 30                       25 7/8       37 3/4        41 9/16       69 7/8
September 30                  28 1/2      35 9/16         35 1/2     50 15/16

                                                        APPENDIX

The following graphic and image information in the form of "Bar Charts" are located in the Annual Report immediately following "Highlights".






BAR CHART - CONTRACT REVENUES ($ MILLIONS)

1996       1997        1998          1999        2000
----       ----        ----          ----        ----
$79.5      $89.1       $151.8        $150.0      $134.5

BAR CHART - EARNINGS, BEFORE DEPRECIATION, INTEREST, TAXES AND INVESTMENT INCOME ($ MILLIONS)

1996       1997        1998         1999         2000
----       ----        ----         ----         ----
$22.8      $34.2       $79.2        $72.1        $66.8

BAR CHART - OPERATING CASH FLOW ($  MILLIONS)

1996       1997        1998         1999         2000
----       ----        ----         ----         ----
$20.3     $25.8        $61.4        $55.7        $55.2

BAR CHART - NET INCOME  ($ MILLIONS)

1996       1997        1998         1999         2000
----       ----        ----         ----         ----
$11.4     $15.6        $39.4        $27.7        $23.1

BAR CHART - CAPITAL EXPENDITURES ($ MILLIONS)

1996      1997         1998         1999         2000
----      ----         ----         ----         ----
$9.5      $62.8        $79.6        $38.8        $34.8

BAR CHART - CASH AND SECURITIES HELD FOR INVESTMENT ($ MILLIONS)

1996      1997         1998         1999         2000
----      ----         ----         ----         ----
$40.5     $42.2        $34.5        $43.0        $42.7