Form 10-K, Exhibit 13
period 2001-09-30
ATWOOD OCEANICS INC
filed 2001-12-21
CIK 8411

EXHIBIT 13.1

                       2001 ANNUAL REPORT TO SHAREHOLDERS

                                   THE COMPANY


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


     Atwood Oceanics, Inc. is engaged in the business of international offshore drilling of exploratory and developmental oil and gas wells and related support, management and consulting services. Presently, the Company owns and operates a modern fleet of seven mobile offshore drilling units as well as manages the operations of two operator-owned platform drilling units in Northwest Australia. The Company also owns a fifty percent interest in a modular platform that is idle. In December 2000, the Company purchased a semisubmersible for future conversion to a tender assist vessel once an acceptable contract opportunity is secured. The Company is also constructing an ultra-premium jack-up unit for the international non-North Sea drilling market. Since 1996, the Company has expended over $250 million in upgrading its mobile offshore drilling units. The Company supports its operations from headquarters in Houston and affiliated offices in Australia, Malaysia, Indonesia, Philippines, United Kingdom, Egypt and Israel.




                              FINANCIAL HIGHLIGHTS


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                                                    2001           2000
                                                    ----           ----
                                                       (In Thousands)

FOR THE YEAR ENDED SEPTEMBER 30,
      CONTRACT REVENUES                           $ 147,541      $ 135,973
      NET INCOME                                     27,346         23,148
      CAPITAL EXPENDITURES                          107,778         34,841
AT SEPTEMBER 30,
      NET PROPERTY AND EQUIPMENT                  $ 306,254      $ 224,107
      TOTAL ASSETS                                  353,878        313,251
      TOTAL SHAREHOLDERS' EQUITY                    247,636        218,205

TO OUR SHAREHOLDERS AND EMPLOYEES:

 The Company's net income of $27.3 million for fiscal 2001 marked our eighth consecutive year of profitability. The last four years of financial performance have been the best in Atwood Oceanics' thirty-three year history. This financial performance record has been accomplished despite the Company having had drilling units undergoing upgrades in various shipyards at times during this period.

     Since 1996, the Company has expended over $250 million in upgrading all seven of our current active drilling units, with the ATWOOD EAGLE to be further upgraded in 2002. With our upgraded drilling fleet, the Company is well positioned to take advantage of the upside from longer-term market improvement. Even without any improvement in market conditions in 2002, based upon current contract commitments, fiscal 2002 should be another profitable year.

     Our financial results for fiscal 2001 once again reflected operating margins that are high by industry standards. In recent years, this has been achieved in large part, through maintaining high utilization of our seven active drilling units. We again expect to maintain high utilization of our drilling units in fiscal 2002.

     Four of the Company's seven active drilling units - ATWOOD HUNTER, ATWOOD FALCON, VICKSBURG and SEAHAWK - have contract commitments that should keep them employed through fiscal 2002. Current commitments for a fifth unit, the ATWOOD SOUTHERN CROSS, should keep it busy until fourth quarter fiscal 2002. The ATWOOD EAGLE should be fully utilized until it enters a shipyard for upgrade in second quarter of fiscal 2002. Our only unit in the U.S. Gulf of Mexico, the unique, shallow-draft submersible, RICHMOND, is committed until second quarter fiscal 2002. The Company is leveraged to international markets and has low exposure to the weaker market conditions currently prevailing in the U.S. Gulf of Mexico.

     In December 2001, the ATWOOD HUNTER commenced an eleven-well contract following a five-month upgrade in a United States shipyard to enable it to drill in water depths up to 5,000 feet in international mild environments and a one-month mobilization to the Mediterranean. The major $90 million upgrade of the ATWOOD EAGLE will increase its water-depth capability to 5,000 feet for international non-North Sea markets. Both upgrades of the ATWOOD HUNTER and ATWOOD EAGLE include totally new 120-bed quarters with additional offices, enhanced drilling systems, and sub-sea tree-handling systems to improve drilling efficiency and sub-sea completion capability.

     In late July 2001, the Company entered into a contract to construct a $125 million ultra-premium jack-up with scheduled delivery in June 2002. The new rig, ATWOOD BEACON, is being built in Singapore by a strong, experienced shipyard. We believe the Mod-V Enhanced B-Class unit will provide broad coverage for our clients in international non-North Sea markets.

     The SEASCOUT, a sister unit to the SEAHAWK, was purchased for $4.5 million in December 2000 and is currently idle. The SEASCOUT is an ideal candidate for upgrade to a premium tender-assist unit. While engineering is being undertaken and cost estimates prepared for possible future opportunities, an upgrade will not be undertaken without an acceptable contract.

     The Company strives to achieve client satisfaction and growth through safe, quality operations and value-adding service. We are leveraged to international and premium higher return markets with a modern, well-equipped fleet. Our successful fleet upgrade program has focused on both drilling and completion capability.

     While fiscal 2002 may not provide improvement in financial results through significantly higher utilization levels and dayrates, we do remain optimistic about the longer-term opportunities and fundamentals in our business. The Company's financial performance over the past five years was recognized when Forbes magazine named Atwood Oceanics one of America's Top 200 Smaller Companies. This represents less than 1% of small cap companies. The continuing support of our shareholders and the contributions of our employees are important to us as we work to build the Company and enhance future shareholder value.


                                                 /s/John R. Irwin


                     Atwood Oceanics, Inc. and Subsidiaries
                           FIVE-YEAR FINANCIAL REVIEW



                                                                            At or For the Years Ended September 30,

------------------------------------------------------ ------------ -------------- ------------- ------------- ------------
(In thousands, except per share amounts, fleet data       2001          2000           1999          1998         1997
and ratios)

------------------------------------------------------ ------------ -------------- ------------- ------------- ------------
STATEMENTS OF OPERATIONS DATA:
  Contract revenues (1)                                $147,541      $135,973       $152,850       $153,388      $ 89,421
  Contract drilling and management costs (1)            (70,014)      (60,709)       (73,196)       (66,864)      (49,129)
  General and administrative expenses                    (9,250)       (8,449)        (7,519)        (7,331)       (6,100)
                                                       --------      --------       --------       --------      --------
  OPERATING MARGIN                                       68,277        66,815         72,135         79,193        34,192
   Depreciation                                         (25,579)      (29,624)       (23,904)       (17,596)       (9,979)
                                                       --------      --------       --------       --------      --------
  OPERATING INCOME                                       42,698        37,191         48,231         61,597        24,213
   Other income (expense)                                (1,577)       (1,293)        (1,724)        (1,278)        1,165
  Tax provision                                         (13,775)      (12,750)       (18,787)       (20,955)       (9,759)
                                                       --------      --------       --------       --------      --------
           NET INCOME                                  $ 27,346      $ 23,148       $ 27,720       $ 39,364      $ 15,619
                                                       ========      ========       ========       ========      ========


PER SHARE DATA:
  Earnings per common share:
    Basic                                              $   1.98   $     1.68           $2.03          $2.90        $ 1.16
    Diluted                                                1.96         1.66            2.01           2.84          1.14
  Average common shares outstanding:
    Basic                                                13,828        13,763         13,649         13,592        13,474
    Diluted                                              13,978        13,916         13,791         13,884        13,715


FLEET DATA:
  Number of rigs owned or managed, at end
  of period                                                  11            11             11             11            11
 Utilization rate for in-service rigs
  (excludes contractual downtime for rig
  upgrades in 2001, 2000, 1999, 1998 and 1997)               80%           71%            77%           100%          100%

BALANCE SHEETS DATA:
  Cash and securities held for investment              $ 12,621      $ 42,661       $ 43,041       $ 34,529      $ 42,234
  Working capital                                        25,057        47,433         31,519         24,864        27,549
  Net property and equipment                            306,254       224,107        218,914        205,632       143,923
  Total assets                                          353,878       313,251        293,604        281,737       215,330
  Total long-term debt                                   60,000        46,000         54,000         72,000        59,500
  Shareholders' equity (2)                              247,636       218,205        192,229        163,766       122,689
  Ratio of current assets to current liabilities           2.21          3.71           2.66           1.93          2.41
---------

Notes -
(1) In the fourth quarter of 2001, the Company adopted Staff Accounting Bulletin No. 101 which requires that mobilization revenues and related costs be shown gross on the consolidated income statement as opposed to the Company's prior policy of netting such amounts. Accordingly, contract revenues and drilling costs amounts for 2001 through 1997 reflect these reclassifications.
(2)    The Company has never paid any cash dividends on its common stock.



                          OFFSHORE DRILLING OPERATIONS

-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

                                            PERCENTAGE OF
                                   MAXIMUM      2001
                      YEAR BUILT    WATER     CONTRACT                                         CONTRACT STATUS AT
   RIG NAME           (UPGRADED)    DEPTH     REVENUES     LOCATION      CUSTOMER              DECEMBER 15, 2001
   --------           ----------   -------   -----------   --------      ----------            ---------------------------
SEMISUBMERSIBLES -
------------------
 ATWOOD FALCON       1983(1998)   3,500 Ft.     27%        Malaysia      Shell Philippines     The rig's current contract terminates
                                                                         Exploration, B.V.     upon completion of the current well.
                                                                                               Immediately upon completion of its
                                                                                               current contract, the rig  will be
                                                                                               moved to  Malaysia  to  commence  a
                                                                                               drilling  program for Sarawak Shell
                                                                                               Berhad and  Sabah Shell Petroleum
                                                                                               Company Ltd., ("Shell").The  drilling
                                                                                               contract includes five firm wells and
                                                                                               provides Shell with options to drill
                                                                                               five additional wells and could
                                                                                               extend approximately one year if all
                                                                                               ten wells are drilled.


  ATWOOD HUNTER      1981(1997/   5,000 Ft.     11%        Egypt         Burullus Gas Company  The rig commenced its current
                          2001)                                                                contract in early December 2001 which
                                                                                               is expected to take between 280 and
                                                                                               340 days to complete.

  ATWOOD EAGLE       1982(2000)   3,300 Ft.     13%        Egypt         Rashid Petroleum      The rig is contractually committed
                                                                                               into Company early 2002. An
                                                                                               approximate $90 million upgrade of
                                                                                               the rig is  planned immediately upon
                                                                                               the rig completing its current
                                                                                               contractual commitments, which will
                                                                                               take around six months shipyard time
                                                                                               to complete. Contract opportunities
                                                                                               to commence following the rig's
                                                                                               upgrade are being pursued
                                                                                               internationally.



 ATWOOD              1976(1997)   2,000 Ft.     12%        Israel         Isramco              The rig has contractual commitments
 SOUTHERN CROSS                                                                                in Israel and Egypt, which should
                                                                                               keep the rig employed into the third
                                                                                               or fourth quarters of fiscal 2002.

  SEAHAWK            1974(1992/     600 Ft.     16%        Malaysia       Esso Production      The rig is under long-term contract
                          1999)                                                                which Malaysia Inc. terminates in
                                                                                               2003, with an option for the
                                                                                               Customer to extend.

  SEASCOUT           1974         1,000 Ft.      0%        United States                       The rig was purchased in December
                                                           Gulf of Mexico                      2000 for future conversion to a
                                                                                               tender assist unit similar to the
                                                                                               SEAHAWK, once an acceptable contract
                                                                                               opportunity is secured.

CANTILEVER JACK-UPS -
----------------------
  VICKSBURG          1976/1998      300 Ft.      9%        Malaysia -     Carigali - Triton    The rig commenced a term contract in
                                                           Thailand Joint Operating Company    November 2001 to drill 31 wells
                                                           Development    Sdn. Bhd.("CTOC")    estimated to take around 540 days to
                                                                                               complete. CTOC has the option of
                                                                                               cancelling the contract at any time
                                                                                               after giving a sixty-day written
                                                                                               notice of termination.

ATWOOD BEACON         Under         350 Ft.      0%        Singapore                           The Company expects the construction
                      Construction                                                             of this ultra-premium jack-up
                                                                                               drilling unit to be completed in
                                                                                               June 2003.
SUBMERSIBLE -
--------------
  RICHMOND            1982/2000      75 Ft.      8%        United States  Samedan Oil          The rig has contract commitments to
                                                           Gulf of Mexico Corporation          drill one well (estimated to take
                                                                          ("Samedan")          around 60 days), with Samedan having
                                                                                               an option to drill one additional
                                                                                               well at a future date.

MODULAR PLATFORMS -
--------------------
  RIG-200             1995           N/A         0%        Australia                          The rig has been available for
                                                                                              contract since it became idle in
                                                                                              June 1999.

                                                                MANAGEMENT CONTRACT


  GOODWYN 'A' and     N/A            N/A         4%        Australia       Woodside Energy    There is currently an indefinite
  NORTH RANKIN 'A'                                                                            planned break in drilling activity for
                                                                                              the two client-owned rigs.  The
                                                                                              Company is involved in maintenance of
                                                                                              the two rigs for future drilling
                                                                                              programs.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     This Annual Report to Shareholders and the related Form 10-K for the fiscal year ended September 30, 2001 includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Our Company and its representatives may from time to time make written or verbal forward-looking statements, including statements contained in this report and other Company filings with the Securities and Exchange Commission and in our reports to Shareholders. Generally, the words "believe", "expert", "intend", "estimate", "anticipate", "plan", and similar expressions identify forward-looking statements. All statements other than statements of historical facts included in this report and the related Form 10-K regarding the Company's financial position, business strategy, budgets and plans and objectives of management for future operations are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. The forward-looking statements are and will be based on management's then current views and assumptions regarding future events and operating performances, and speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. These forward-looking statements involve risks and uncertainties that may cause the Company's actual future activities and results of operations to be materially different from those suggested or described in this Annual Report to Shareholders and related Form 10-K. These risks include: the Company's dependence on the oil and gas industry; the Company's ability to secure adequate financing; the risks involved in the construction and upgrade to the Company's rigs; competition; operations risks; risks involved in foreign operations; risks associated with possible disruptions in operations due to terrorism and governmental regulation and environmental matters. These factors ("Cautionary Statements") are disclosed in various places throughout this report and the related Form 10-K. All subsequent written and oral forward-looking statements attributable to the Company, or persons acting on its behalf, are expressly qualified in their entirety by the Cautionary Statements.

OUTLOOK

     Fiscal 2001 marked the Company's eighth consecutive profitable year. Despite worldwide utilization of offshore drilling equipment being currently around 81% compared to around 87% at the beginning of fiscal year 2001, with the utilization in the United States Gulf of Mexico currently around 60% compared to 88% at this time last year, the Company remains optimistic about the long-term outlook and fundamentals of the offshore drilling market. Since 1996, the Company has expended over $250 million in upgrading its seven active offshore mobile drilling units. In December 2000, the Company purchased the semisubmersible SEASCOUT for $4.5 million for a future conversion and upgrade to a semisubmersible tender assist unit once an acceptable contract opportunity has been secured. In July 2001, the Company entered into a contract to construct a $125 million ultra-premium jack-up drilling vessel with a scheduled delivery in June 2003. In early November 2001, the Company completed the approximately $58 million water-depth upgrade and refurbishment of the ATWOOD HUNTER, with the rig transported to Egypt to commence a drilling program that should keep the rig employed for most of fiscal 2002. The Company continues its planning for a $90 million water-depth upgrade and refurbishment of the ATWOOD EAGLE during the second half of fiscal 2002.

     Of the Company's current seven active drilling units, the ATWOOD HUNTER, ATWOOD FALCON, ATWOOD SOUTHERN CROSS, VICKSBURG and SEAHAWK have contract commitments which should keep these drilling units employed for most, if not all, of fiscal 2002. Considering the ATWOOD EAGLE's planned upgrade during fiscal 2002, the RICHMOND has the most uncertainty concerning utilization during fiscal 2002. Based upon current contract commitments, the Company anticipates that fiscal 2002 will be the Company's ninth consecutive profitable year; however, over the short-term, improvement in offshore drilling market pricing is not anticipated.

RESULTS OF OPERATIONS

Fiscal Year 2001 Versus Fiscal Year 2000

     Contract revenues during fiscal 2001 were 9% higher than revenues in fiscal 2000 primarily due to increased revenues from the ATWOOD SOUTHERN CROSS, RICHMOND and SEAHAWK which more than offset a decline in revenues from the ATWOOD HUNTER. An analysis of contract revenues by rig for fiscal years 2001 and 2000 is as follows:

                                                CONTRACT REVENUES
                                                  (In millions)
                                       ------------------------------------
                                          Fiscal      Fiscal
                                            2001        2000     Variance
                                          ------       -----     --------
ATWOOD SOUTHERN CROSS                     $ 17.9       $ 5.1      $ 12.8
RICHMOND                                    11.3         4.2         7.1
SEAHAWK                                     23.4        19.5         3.9
ATWOOD EAGLE                                19.9        16.7         3.2
GOODWYN `A'/NORTH RANKIN `A'                 6.1         3.1         3.0
VICKSBURG                                   12.7        12.0         0.7
ATWOOD FALCON                               40.4        40.9        (0.5)
ATWOOD HUNTER                               15.8        34.5       (18.7)
                                         -------      ------      ------
                                         $ 147.5      $136.0      $ 11.5
                                         =======      ======      ======


     The ATWOOD SOUTHERN CROSS has worked continuously since it was relocated to the Mediterranean Sea in June 2000 from Australia where it had been idle since September 1998. The increase in revenues for the RICHMOND is due to higher dayrates in the Gulf of Mexico during 2001. Current dayrate levels in the Gulf of Mexico have declined; whereby, the Company expects RICHMOND revenues in 2002 to be lower than revenues earned in 2001. After its upgrade, the SEAHAWK commenced its four-year contract extension in February 2000, with its dayrate ranging from a high of $50,000 to a low of $30,000 depending upon the price of oil. The SEAHAWK's dayrate for fiscal 2001 averaged $50,000 compared to an average dayrate of $43,000 in 2000, which accounts for its increase in revenues. The ATWOOD EAGLE was fully utilized in fiscal 2001 with an average per day revenue of $54,000 compared to being off dayrate in January 2000 while undergoing some shipyard work which reduced its average per day revenue for fiscal 2000 to around $45,000. Revenues were higher on the GOODWYN `A' and NORTH RANKIN `A' platform rigs due to increased drilling activities in 2001 compared to 2000. At the end of 2001, an indefinite planned break in drilling activities was instigated on the two client-owned platform rigs, which will result in reduced revenues being received on these rigs in 2002. The increase in revenues of the VICKSBURG was due to higher dayrates received in 2001 compared to 2000. The ATWOOD FALCON has earned a consistent level of revenues since it commenced its three-year contract in the Philippines following its upgrade in November 1998. This contract will terminate upon completion of the current well. The significant decline in revenues for the ATWOOD HUNTER was due to a significant reduction in dayrate revenues following the completion of its three-year contract term in November 2000 and to the rig being off dayrate while in a shipyard for an upgrade from early June 2001 to early November 2001.

     Contract drilling and management costs during fiscal 2001 increased 15% primarily due to higher operating costs associated with the GOODWYN 'A'/NORTH RANKIN 'A' platform rigs, and the ATWOOD EAGLE, ATWOOD SOUTHERN CROSS, RICHMOND and VICKSBURG. An analysis of contract drilling and management costs by rig for fiscal years 2001 and 2000 is as follows:


                                     CONTRACT DRILLING AND MANAGEMENT
                                                   COSTS
                                               (In millions)
                                    ------------------------------------
                                       Fiscal      Fiscal
                                         2001        2000     Variance
                                        -----       -----     --------
GOODWYN `A'/NORTH RANKIN `A'            $ 5.7       $ 2.7      $ 3.0
ATWOOD EAGLE                             11.9         9.0        2.9
ATWOOD SOUTHERN CROSS                    10.3         7.6        2.7
RICHMOND                                  7.6         5.0        2.6
VICKSBURG                                 7.4         5.7        1.7
SEAHAWK                                   7.8         7.7        0.1
ATWOOD FALCON                             8.6         8.6        0.0
ATWOOD HUNTER                             8.1        12.5       (4.4)
OTHER                                     2.6         1.9        0.7
                                       ------       -----      -----
                                       $ 70.0       $60.7      $ 9.3
                                       ======       =====      =====


     Higher drilling costs for the GOODWYN `A'/NORTH RANKIN `A' platform rigs were due to an increase in drilling activities during 2001 following refurbishment by their Australian owner in 2000. Drilling costs for the ATWOOD EAGLE increased due to the rig having no downtime in 2001, thus, operating at a full cost level, compared to no drilling costs being incurred in January 2000 when the rig was in a shipyard for a brief period. The increase in drilling costs for the ATWOOD SOUTHERN CROSS was due to the rig being fully utilized since it returned to work in June 2000. Drilling costs for the RICHMOND and VICKSBURG increased due to higher maintenance and some personnel related costs. The reduction in drilling costs for the ATWOOD HUNTER was due to its upgrade, whereby no drilling costs were incurred during the upgrade period.

     An analysis of depreciation expense by rig is as follows:


                                             DEPRECIATION EXPENSE
                                                 (In millions)
                                     --------------------------------------
                                        Fiscal      Fiscal
                                          2001        2000      Variance
                                        ------      ------      --------
SEAHAWK                                  $ 6.9       $ 5.1        $ 1.8
RICHMOND                                   1.5         0.2          1.3
ATWOOD EAGLE                               3.6         3.0          0.6
ATWOOD SOUTHERN CROSS                      3.9         3.9          0.0
VICKSBURG                                  2.6         2.9         (0.3)
ATWOOD HUNTER                              1.5         5.2         (3.7)
ATWOOD FALCON                              2.7         6.5         (3.8)
OTHER                                      2.9         2.8          0.1
                                        ------      ------        -----
                                        $ 25.6      $ 29.6        $(4.0)
                                        ======      ======        =====

     The Company does not recognize depreciation expense during a period a rig is out of service for a significant upgrade. The SEAHAWK, RICHMOND and ATWOOD EAGLE had some reduction in depreciation expense in early fiscal 2000 due to upgrades which accounts for a portion of the increased deprecation expense in 2001. Higher depreciable basis for these rigs following their upgrades also contributed to increased depreciation expense in 2001. The reduction in depreciation expense for the ATWOOD HUNTER and ATWOOD FALCON was primarily due to an increase in their depreciable lives from 12 to 22 years effective October 1, 2000.

     The Company's general and administrative expenses increased 9% in fiscal 2001 compared to 2000; while its effective tax rate declined from 36% to 33%. The increase in general and administrative expenses was due to higher personnel related costs.

Fiscal Year 2000 Versus Fiscal Year 1999

     Contract revenues during fiscal 2000 decreased 11% from revenues in fiscal 1999 primarily due to reduced revenues from the ATWOOD EAGLE and the Company's two platform rigs. An analysis of contract revenues by rig for fiscal years 2000 and 1999 is as follows:


                                                 CONTRACT REVENUES
                                                   (In millions)
                                        ------------------------------------
                                           Fiscal      Fiscal
                                             2000        1999     Variance
                                           ------      ------     --------
SEAHAWK                                    $ 19.5       $ 9.5      $ 10.0
ATWOOD FALCON                                40.9        35.1         5.8
ATWOOD SOUTHERN CROSS                         5.1         0.0         5.1
ATWOOD HUNTER                                34.5        32.2         2.3
VICKSBURG                                    12.0        10.6         1.4
RICHMOND                                      4.2         4.1         0.1
GOODWYN `A'/NORTH RANKIN `A'                  3.1         8.6        (5.5)
RIG-200/RIG-19                                0.0        14.9       (14.9)
ATWOOD EAGLE                                 16.7        37.9       (21.2)
                                          -------      ------      ------
                                          $ 136.0      $152.9      $(16.9)
                                          =======      ======      ======

     In preparation for a four-year contract extension, the SEAHAWK was upgraded from April 1999 through December 1999, with a reduced dayrate received during the upgrade period. The SEAHAWK received a dayrate of $50,000 from the time it returned to work in February 2000 through the end of the year which accounted for its increase in revenues. The ATWOOD FALCON and VICKSBURG worked continuously since they completed their upgrades in November 1998. The ATWOOD SOUTHERN CROSS returned to work in June 2000 after being idle since September 1998. Higher revenues for the ATWOOD HUNTER are due to an increase in contractual dayrate during the last year of its three-year contract term which expired in November 2000. As a result of a decline in drilling activities on the GOODWYN `A' and NORTH RANKIN `A' platform rigs while undergoing refurbishment, the Company's management activities related to these rigs declined, resulting in less revenues being received and less costs being incurred in 2000. RIG-200 and RIG-19 have been idle in Australia following completion of their contracts in June and September 1999, respectively. At the end of fiscal 2001, the Company retired RIG-19 with its equipment available for sale. The decrease in revenues for the ATWOOD EAGLE was due to a decline in dayrate revenues from an average of over $100,000 per day in fiscal 1999 to approximately $50,000 per day in fiscal 2000.

     Contract drilling and management costs during fiscal 2000 decreased 17% primarily due to reductions in operating costs of the Company's platform rigs due to their idle status. An analysis of contract drilling and management costs by rig for fiscal years 2000 and 1999 is as follows:


                                     CONTRACT DRILLING AND MANAGEMENT COSTS
                                                 (In millions)
                                  ---------------------------------------------
                                      Fiscal       Fiscal
                                        2000         1999        Variance
                                       ------      ------        --------
ATWOOD HUNTER                           $12.5       $11.0         $  1.5
ATWOOD FALCON                             8.6         7.1            1.5
VICKSBURG                                 5.7         4.5            1.2
ATWOOD SOUTHERN CROSS                     7.6         6.8            0.8
SEAHAWK                                   7.7         7.1            0.6
RICHMOND                                  5.0         4.8            0.2
GOODWYN `A'/NORTH RANKIN `A'              2.7         6.6           (3.9)
ATWOOD EAGLE                              9.0        14.3           (5.3)
RIG-200/RIG-19                            0.1         8.8           (8.7)
OTHER                                     1.8         2.2           (0.4)
                                       ------       -----         ------
                                       $ 60.7      $ 73.2         $(12.5)
                                       ======      ======         ======

     The increase in drilling costs for the ATWOOD HUNTER was due to higher maintenance costs. The increases in the drilling costs for the ATWOOD FALCON and VICKSBURG were due to the rigs working continuously since completing their upgrades during the first quarter of fiscal 1999. The increase in drilling costs for the ATWOOD SOUTHERN CROSS was due to its return to work. The increase in drilling costs for the SEAHAWK was primarily due to additional costs incurred in December 1999 and January 2000 to mobilize and prepare the rig for commencement of drilling operations following its required upgrade. The reduction in drilling costs for the ATWOOD EAGLE was due to no drilling costs being incurred in January 2000 when the rig was in a shipyard for its water depth upgrade and due to a generally overall decline in maintenance and some personnel costs. In 1999, RIG-200 and RIG-19 were dismantled and stacked on land in Australia with nominal costs incurred.

     An analysis of depreciation expense by rig is as follows:

                                                DEPRECIATION EXPENSE
                                                    (In millions)
                                        --------------------------------------
                                           Fiscal      Fiscal
                                             2000        1999      Variance
                                            -----       -----      --------
SEAHAWK                                     $ 5.1       $ 1.3        $ 3.8
VICKSBURG                                     2.9         2.0          0.9
ATWOOD FALCON                                 6.5         5.8          0.7
ATWOOD EAGLE                                  3.0         2.4          0.6
ATWOOD HUNTER                                 5.2         5.1          0.1
ATWOOD SOUTHERN CROSS                         3.9         3.8          0.1
RIG-200/RIG-19                                2.1         2.1          0.0
RICHMOND                                      0.2         0.8         (0.6)
OTHER                                         0.7         0.6          0.1
                                           ------      ------        -----
                                           $ 29.6      $ 23.9        $ 5.7
                                           ======      ======        =====

     The SEAHAWK, VICKSBURG and ATWOOD FALCON had some reduction in depreciation expense in 1999 due to upgrades, accounting for these increases in depreciation expense in 2000. The increase in depreciation expense for the ATWOOD EAGLE was due to higher depreciable costs due to its water-depth upgrade in January 2000.


LIQUIDITY AND CAPITAL RESOURCES

     Operating cash flows (before changes in working capital and other assets and liabilities) for fiscal 2001 increased 2% to $56.3 million from $55.2 million. During fiscal 2001, the Company utilized available cash and internally generated funds plus $14 million in net proceeds from its Credit Facility to invest approximately $45 million in the upgrade of the ATWOOD HUNTER, to invest approximately $33 million in purchases of equipment for the upgrade of the ATWOOD EAGLE, to invest approximately $16 million in initialization of the construction of the ATWOOD BEACON and to fund approximately $14 million in other capital expenditures.

     Since 1996 and after completing the upgrades planned in 2002 for the ATWOOD EAGLE, the Company will have expended over $300 million in upgrading all seven of its current active mobile offshore drilling units. The upgrade of the ATWOOD EAGLE (estimated to cost around $90 million of which $33 million has been expended on equipment purchases at September 30, 2001) will include modification of the rig's hull and mooring equipment to enable the rig to work in 5,000 feet of water, new 120-bed quarters, a new high-capacity crane, and upgraded well control, drilling and mud systems, in addition to other improvements. The Company continues to perform some engineering work on the SEASCOUT in preparation for its conversion and upgrade to a semisubmersible tender assist vessel, which, depending upon water depth and other operational requirements, could cost from $52 to $70 million. The conversion and upgrades will not be undertaken until an acceptable contract opportunity has been secured. Currently, the Company's primary capital commitments are the upgrade of the ATWOOD EAGLE (with an estimated $57 million to be expended in 2002) and the construction of the ATWOOD BEACON (with an estimated $64 million and $45 million to be expended in 2002 and 2003, respectively).

     To assist the Company in funding all of its capital commitments, in 2000, the Company executed a $150 million revolving line of credit. This Credit Facility requires no principal reduction prior to its maturity in June 2005. Subsequent to September 30, 2001, the Company has borrowed an additional $20 million for a currently outstanding balance of $80 million. With the funding of the upgrade of the ATWOOD EAGLE and the construction of the ATWOOD BEACON, the Company anticipates utilizing virtually all of the borrowing capacity under the Credit Facility prior to the end of September 2002. The Company continues to pursue growth opportunities and would expect to finance additional capital expenditures through additional debt financing; however, there are no assurances that additional debt financing would be available on terms acceptable to the Company. The Company continues to periodically review and adjust its planned capital expenditures and financing of such expenditures in light of current market conditions.

     As a result of the commencement of the construction of the ATWOOD BEACON and continuing upgrades of existing drilling units, working capital decreased from $47.4 million at September 30, 2000 to $25.1 at September 30, 2001. The Company's portfolio of accounts receivable is comprised of major international corporate entities with stable payment experience. Historically, the Company has experienced no significant difficulties in receivable collections; however, at

     September 30, 2001, the Company was continuing to pursue legal action to collect approximately $2 million billed in 1998 and approximately $1.5 million billed in 2001.

DISCLOSURES ABOUT MARKET RISK

     The Company is exposed to market risk, including adverse changes in interest rates and foreign currency exchange rates as discussed below.

Interest Rate Risk

     All of the $60 million of long-term debt outstanding at September 30, 2001, was floating rate debt. As a result, the Company's annual interest costs in fiscal 2002 will fluctuate based on interest rate changes. Because the interest rate on the Company's long-term debt is a floating rate, the fair value of the Company's long-term debt approximates carrying value as of September 30, 2001. The impact on annual cash flow of a 10% change in the floating rate (approximately 40 basis points) would be approximately $0.2 million. The Company did not have any open derivative contracts relating to its floating rate debt at September 30, 2001.

Foreign Currency Risk

     Certain of the Company's subsidiaries have monetary assets and liabilities that are denominated in a currency other than their functional currencies. Based on September 30, 2001 amounts, a decrease in the value of 10% in the foreign currencies relative to the U.S. dollar from the year-end exchange rates would not result in any material foreign currency transaction loss. Thus, the Company considers its current risk exposure to foreign currency exchange rate movements, based on net cash flows, to be immaterial. The Company did not have any open derivative contracts relating to foreign currencies at September 30, 2001.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the  Board of Directors of Atwood Oceanics, Inc.:

     We have audited the accompanying consolidated balance sheets of Atwood Oceanics, Inc. (a Texas corporation) and subsidiaries as of September 30, 2001 and 2000, and the related consolidated statements of operations, cash flows and changes in shareholders' equity for each of the three years in the period ended September 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Atwood Oceanics, Inc. and subsidiaries as of September 30, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2001, in conformity with accounting principles generally accepted in the United States.





                                                /s/ARTHUR ANDERSEN LLP

Houston, Texas
November 19, 2001

                     Atwood Oceanics, Inc. and Subsidiaries
                           CONSOLIDATED BALANCE SHEETS



                                                            September 30,
------------------------------------------------------------------------------
(In thousands)                                            2001           2000
------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS:
     Cash and cash equivalents                          $12,621       $ 19,740
     Accounts receivable, net                            19,815         31,466
     Inventories of materials and supplies,
         at lower of average cost or market               9,111          9,544
     Deferred tax assets                                    780            950
     Prepaid expenses                                     3,394          3,217
                                                         ------         ------
         Total Current Assets                            45,721         64,917
                                                         ------         ------

SECURITIES HELD FOR INVESTMENT:
     Held-to-maturity, at amortized cost                    ---         22,594
     Available-for-sale, at fair value                      ---            327
                                                         ------           ---
                                                           ----         22,921
                                                         ------         ------
PROPERTY AND EQUIPMENT, at cost:
    Drilling vessels, equipment and drill pipe          497,821        391,879
    Other                                                 8,768          8,197
                                                        -------        -------
                                                        506,589        400,076
    Less - accumulated depreciation                     200,335        175,969
                                                        -------        -------
      Net Property and Equipment                        306,254        224,107
                                                        -------        -------

DEFERRED COSTS AND OTHER ASSETS                           1,903          1,306
                                                       --------       --------
                                                       $353,878       $313,251
                                                       ========       ========














The accompanying notes are an integral part of these consolidated financial statements.


                     Atwood Oceanics, Inc. and Subsidiaries
                           CONSOLIDATED BALANCE SHEETS


                                                                         September 30,
--------------------------------------------------------------------------------------------------
(In thousands, except share data)                                 2001                 2000
--------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
    Current maturities of long-term debt                       $     ---            $    ---
    Accounts payable                                               8,055               5,886
    Accrued liabilities                                           12,609              11,598
                                                                --------            --------
        Total Current Liabilities                                 20,664              17,484
                                                                --------            --------

LONG-TERM DEBT, net of current maturities                         60,000              46,000
                                                                --------            --------

DEFERRED CREDITS:
     Income taxes                                                 13,600              10,390
     Mobilization fees and other                                  11,978              21,172
                                                                --------            --------
                                                                  25,578              31,562
                                                                --------            --------

COMMITMENTS AND CONTINGENCIES (NOTE 11)

SHAREHOLDERS' EQUITY:
    Preferred stock, no par value;
       1,000,000 shares authorized, none outstanding                 ---                 ---
   Common stock, $1 par value; 20,000,000
       shares authorized with 13,832,000 and
       13,823,000 issued and outstanding in 2001 and 2000,
       respectively                                               13,832              13,823
   Paid-in capital                                                57,075              55,151
   Accumulated other comprehensive income (loss)                     ---                (152)
   Retained earnings                                             176,729             149,383
                                                                --------            --------
         Total Shareholders' Equity                              247,636             218,205
                                                                --------            --------
                                                                $353,878            $313,251
                                                                ========            ========

















The accompanying notes are an integral part of these consolidated financial statements.

                     Atwood Oceanics, Inc. and Subsidiaries
                      CONSOLIDATED STATEMENTS OF OPERATIONS



                                                Years Ended September 30,
-------------------------------------------------------------------------------
(In thousands, except per share amounts)    2001           2000          1999
-------------------------------------------------------------------------------

REVENUES:
    Contract drilling                    $ 141,473      $ 132,846     $ 150,892
    Contract management                      6,068          3,127         1,958
                                         ---------      ---------     ---------
                                           147,541        135,973       152,850
                                         ---------      ---------     ---------
COSTS AND EXPENSES:
    Contract drilling                       64,343         58,057        71,709
    Contract management                      5,671          2,652         1,487
    Depreciation                            25,579         29,624        23,904
    General and administrative               9,250          8,449         7,519
                                         ---------      ---------     ---------
                                           104,843         98,782       104,619
                                         ---------      ---------     ---------
OPERATING INCOME                            42,698         37,191        48,231
                                         ---------      ---------     ---------

OTHER INCOME (EXPENSE):
    Interest expense                        (2,939)        (3,907)       (4,172)
    Investment income                        1,362          2,614         2,448
                                         ---------      ---------     ---------
                                            (1,577)        (1,293)       (1,724)
                                         ---------      ---------     ---------


INCOME BEFORE INCOME TAXES                  41,121         35,898        46,507

PROVISION FOR INCOME TAXES                  13,775         12,750        18,787
                                         ---------      ---------     ---------

NET INCOME                               $  27,346      $  23,148     $  27,720
                                         =========      =========     =========

EARNINGS PER COMMON SHARE:
      Basic                              $    1.98      $    1.68     $    2.03
      Diluted                                 1.96           1.66          2.01

AVERAGE COMMON SHARES OUTSTANDING:
      Basic                                 13,828         13,763        13,649
      Diluted                               13,978         13,916        13,791
















The accompanying notes are an integral part of these consolidated financial statements.


                     Atwood Oceanics, Inc. and Subsidiaries
                      CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                                 For Years Ended September 30,
-----------------------------------------------------------------------------------------------------------------
(In thousands)                                                                 2001          2000          1999
-----------------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES:
     Net income                                                            $ 27,346       $  23,148      $ 27,720
                                                                           --------       ---------      --------
     Adjustments to reconcile net income to net cash provided by operating activities:
       Depreciation                                                          25,579          29,624        23,904
       Amortization of deferred items                                           107             403           566
       Deferred federal income tax provision                                  3,298           2,000         3,500


     Changes in assets and liabilities:
       Decrease (increase) in accounts receivable                            11,651         (13,177)        9,441
       Increase (decrease)  in accounts payable                               1,090          (3,014)          402
       Increase (decrease) in accrued liabilities                             1,011             225          (350)
       Net mobilization fees                                                 (8,806)            981         7,074
       Other                                                                  1,071         (1,103)       (1,364)
                                                                            -------         -------       -------
                                                                             35,001          15,939        43,173
                                                                            -------         -------       -------
             Net Cash Provided by Operating Activities                       62,347          39,087        70,893
                                                                            -------         -------       -------
CASH FLOW FROM INVESTING ACTIVITIES:
     Capital expenditures                                                  (107,778)        (34,841)      (38,760)
     Non-cash portion of capital expenditures                                 1,079           1,260        (7,012)
     Maturities of Treasury notes                                            22,600             ---           ---
     Proceeds from sale of securities                                           429             ---           ---
     Other                                                                       51              24         1,574
                                                                           --------         -------        ------
          Net Cash Used by Investing Activities                             (83,619)        (33,557)      (44,198)
                                                                           --------         -------       -------
CASH FLOW FROM FINANCING ACTIVITIES:
     Proceeds from exercises of stock options                                   153           2,105           539
     Proceeds from revolving credit facility                                 20,000           6,000        13,000
     Principal payments on debt                                              (6,000)        (14,000)      (31,750)
                                                                            -------         -------       -------
                  Net Cash Provided (Used) by Financing Activities           14,153          (5,895)      (18,211)
                                                                           --------         -------       -------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                         (7,119)           (365)        8,484
CASH AND CASH EQUIVALENTS, at beginning of period                            19,740          20,105        11,621
                                                                           --------         -------       -------
CASH AND CASH EQUIVALENTS, at end of period                                $ 12,621         $19,740       $20,105
                                                                           ========         =======       ========
--------------------------
Supplemental disclosure of cash flow information:
     Cash paid during the year for domestic and foreign income taxes       $  9,054         $10,713       $13,383
                                                                           ========         =======       =======
     Cash paid during the year for interest, net of amounts capitalized    $  3,299         $ 3,914       $ 4,614
                                                                           ========         =======       =======








The accompanying notes are an integral part of these consolidated financial statements.


                                              Atwood Oceanics, Inc. and Subsidiaries
                                              CONSOLIDATED STATEMENTS OF CHANGES IN
                                                      SHAREHOLDERS' EQUITY


---------------------------------------------------------------------------------------------------------------------------
                                                                                                Accumulated
                                                                                                   Other
(In thousands)                                  Comprehensive     Common Stock        Paid-in    Comprehensive    Retained
                                                   Income         Shares   Amount     Capital    Income (Loss)    Earnings
---------------------------------------------------------------------------------------------------------------------------

September 30, 1998                                               13,625    $13,625    $51,781       $ (155)      $ 98,515

    Net income                                       $27,720        ---        ---        ---          ---         27,720
    Unrealized holding gain on
         available-for-sale securities, net
         of tax of $8                                     16        ---        ---        ---           16            ---
                                                     -------
    Comprehensive income                             $27,736
                                                     =======
    Exercises of employee stock options                              50         50        489          ---            ---
    Tax benefit from exercises of
       employee stock options                                       ---        ---        188          ---            ---
                                                                 ------    --------   -------        ------       -------
  September 30, 1999                                             13,675      13,675    52,458          (139)      126,235
    Net income                                       $23,148        ---          ---      ---           ---        23,148
    Unrealized holding loss on
         available-for-sale securities, net
         of tax of $7                                    (13)     ---          ---      ---            (13)           ---
                                                    ---------
                                                      $23,135
                                                    =========
    Comprehensive income                                            148          148    1,957           ---           ---
  Exercises of employee stock options
    Tax benefit from exercises
        employee stock options                                      ---          ---      736           ---
                                                                -------       ------   ------         ------
September 30, 2000                                               13,823       13,823   55,151           (152)     149,383
    Net income                                        $27,346       ---          ---      ---                      27,346
    Unrealized holding gain on
         available-for-sale securities, net
         of tax of $36                                     66       ---          ---      ---             66          ---
    Reclassification adjustment for losses
         realized in net income, net of tax                86       ---          ---      ---             86          ---
         of $46                                       -------
                                                      $27,498
                                                      =======
    Comprehensive income                                              9            9      144            ---          ---
    Exercises of employee stock options
    Tax benefit from exercises                                      ---                 1,780            ---          ---
      of employee stock options                                 -------      -------  -------        -------     --------
September 30, 2001                                               13,832      $13,832  $57,075        $           $176,729
                                                                =======      =======  =======        ========    ========

NOTE -

(1) Preferred stock, no par value, of 1,000,000 shares was authorized in 1975 and no shares have been issued.









The accompanying notes are an integral part of these consolidated financial statements.

                     Atwood Oceanics, Inc. and Subsidiaries
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - NATURE OF OPERATIONS

     Atwood Oceanics, Inc. together with its wholly owned subsidiaries (collectively referred to herein as the "Company"), is engaged in the business of international offshore drilling of exploratory and developmental oil and gas wells and related support, management and consulting services. Presently, the Company owns and operates a modern fleet of seven mobile offshore drilling units and is involved in maintenance of two operator-owned platform drilling units in Northwest Australia for future drilling programs. The Company also owns a 50% interest in a platform drilling unit currently idle in Australia. In December 2000, the Company purchased a semisubmersible unit for a future conversion to a tender assist vessel once an acceptable contract opportunity is secured (see
Note 4). The Company is also constructing an ultra-premium jack-up drilling unit in Singapore which is scheduled to be completed in June 2003. Currently, the Company is involved in active operations in the territorial waters of Australia, Malaysia, Egypt, Philippines, Israel, United States and Thailand.

     Demand for drilling equipment is dependent on the exploration and development programs of oil and gas companies, which is in turn influenced by the financial conditions of such companies, by general economic conditions, by prices of oil and gas, and from time to time, by political considerations and policies. Since most of the Company's operations are foreign, such operations are subject to higher risks associated with possible disruptions due to terrorism. The Company's business operations are subject to the risks associated with a business having a limited number of customers for which it can operate at any given time. A decrease in the drilling programs of customers in the areas where the Company is employed may adversely affect the Company's revenues. The contracts under which the Company operates its drilling rigs are obtained either through individual negotiations with the customer or by submitting proposals in competition with the other drilling contractors and vary in their terms and conditions. The Company competes with several other drilling contractors, most of which are substantially larger than the Company and possess appreciably greater financial and other resources. Price competition is generally the most important factor in the drilling industry, but the technical capability of specialized drilling equipment and personnel at the time and place required by customers are also important. Other competitive factors include work force experience, rig suitability, efficiency, condition of equipment, reputation and customer relations. The Company believes that it competes favorably with respect to these factors.


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

Foreign exchange -

     The U.S. dollar is the functional currency for all areas of operations of the Company. Accordingly, monetary assets and liabilities denominated in foreign currency are remeasured to U.S. dollars at the rate of exchange in effect at the end of the year, items of income and expense are remeasured at average monthly rates, and property and equipment and other nonmonetary amounts are remeasured at historical rates. Gains and losses on foreign currency transactions and remeasurements are included in contract drilling costs in the consolidated statements of operations. The Company recorded foreign exchange losses of $.4 million in both fiscal 2001 and 2000, respectively, with a foreign exchange gain of $.4 million in fiscal 1999.

Property and equipment -

     Property and equipment are recorded at cost. Interest costs related to property under construction are capitalized as a component of construction costs. Interest capitalized during fiscal 2001 and 1999 totaled $.5 million for each year. There were no interest costs capitalized during fiscal 2000.

     Depreciation is provided on the straight-line method over the following estimated useful lives of the various classifications of assets:

                                                           Years
                                                        ---------
               Drilling vessels and related equipment       5-22
               Drill pipe                                      3
               Furniture and other                          3-10

     In November 2000, the Company engaged an independent appraiser to evaluate the expected useful lives of the recently upgraded ATWOOD HUNTER, ATWOOD FALCON and ATWOOD EAGLE. Based, in part, upon such appraisal, the Company, effective October 1, 2000, extended the depreciable lives of ATWOOD HUNTER and ATWOOD FALCON from 12 to 22 years and will extend the depreciable life of the ATWOOD EAGLE from 12 to 22 years following the completion of its water-depth upgrade planned at the end of fiscal 2002. The Company believes that these changes in depreciable lives provide a better matching of the revenues and expenses of these assets over their anticipated useful lives. As a result of these changes in depreciable lives, depreciation expense for fiscal 2001 was reduced by approximately $5.8 million, resulting in enhancement to net income for the year of $.27 per diluted share.

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

Deferred mobilization revenues and costs -

     In the fourth quarter of fiscal 2001, the Company adopted the Securities and Exchange Commission's ("SEC") Staff Accounting Bulletin No. 101 ("SAB 101") "Revenue Recognition in Financial Statements". The Company defers the net mobilization revenues or costs relating to moving a drilling rig to a new area and amortizes such revenues or costs on a straight-line basis over the life of the applicable drilling contract. One requirement of SAB 101 is that mobilization revenues and costs be reported on a gross not a net basis; thus, as required by SAB 101, contract revenues and drilling costs in the Statements of Operations for prior years have been reclassified to reflect the gross amounts. The adoption of SAB 101 had no impact on net income or cash flow.

     At September 30, 2001 and 2000, deferred mobilization revenues totaling $12.1 million and $20.8 million, respectively, and deferred mobilization costs totaling $0.5 million and $0.4 million, respectively, were included in Deferred Credits on the accompanying consolidated balance sheets.

Deferred drydocking costs -

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

Investments -

     All investments in held-to-maturity securities which were stated at the amortized cost at September 30, 2000 matured during fiscal 2001. All investments in available-for-sale securities which were carried at fair value with the unrealized holding loss, net of deferred tax, included in accumulated other comprehensive income at September 30, 2000 were sold during fiscal 2001 at a realized loss of $132,000.

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

     The computation of basic and diluted earnings per share under SFAS No. 128 for each of the past three years is as follows (in thousands, except per share amounts):

                                                                    Per Share
                                         Net Income     Shares         Amount

Fiscal 2001:
    Basic earnings per share               $ 27,346     13,828         $1.98
    Effect of dilutive securities -
         Stock options                          ---        150         (0.02)
                                           --------     ------         -----
    Diluted earnings per share             $ 27,346     13,978         $1.96
                                            --------     ------         -----
Fiscal 2000:
     Basic earnings per share              $ 23,148     13,763         $1.68
     Effect of dilutive securities -
         Stock options                          ---        153         (0.02)
                                           --------     ------         -----
     Diluted earnings per share            $ 23,148     13,916         $1.66
                                           --------     ------         -----
Fiscal 1999:
     Basic earnings per share              $ 27,720     13,649         $2.03
     Effect of dilutive securities -
         Stock options                          ---        142         (0.02)
                                           --------     ------         -----
     Diluted earnings per share            $ 27,720     13,791         $2.01
                                           ========     ======         =====

Stock-Based compensation -

     The Company accounts for employee stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees".

Comprehensive income -

     In the first quarter of 1999, the Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires companies to report the components of comprehensive income in a financial statement with the same prominence as other financial statements. The Company chose to disclose comprehensive income, which was comprised of net income and unrealized holding gains (losses) on available-for-sale equity securities, in the accompanying Consolidated Statements of Changes in Shareholders' Equity.

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


NOTE 3 - SECURITIES HELD FOR INVESTMENT

     In November 2000 and February 2001, United States Treasury Bonds totaling approximately $22.6 million matured. Prior to their maturing, these securities were classified as "held-to-maturity" and reflected in the September 30, 2000 Consolidated Balance Sheet at amortized cost. During fiscal 2001, the Company sold all of its equity securities for $429,000 with a realized loss of $132,000. Prior to their sale, these securities were classified as "available-for-sale" and reflected in the September 30, 2000 Consolidated Balance Sheet at fair value, with the aggregate unrealized gain or loss, net of related deferred tax liability or asset, included in shareholders' equity. There were no sale of securities during fiscal 2000 or 1999.

     An analysis of the Company's investment in marketable securities at September 30, 2000 is as follows (in thousands):

                                      Amortized       Unrealized      Fair
                                        Cost          Gain (Loss)     Value
                                     ------------    -----------    ---------

     Equity Securities                     $ 561         $ (234)     $   327
     United States Treasury Bonds         22,594             84       22,678
                                         -------         ------      -------
                                         $23,155         $ (150)     $23,005
                                         =======         ======      =======


NOTE 4 -  PROPERTY AND EQUIPMENT


ATWOOD HUNTER -

     In 1997, the ATWOOD HUNTER was initially upgraded to extend its water-depth drilling capabilities to 3,600 feet at an aggregate cost of approximately $40 million. From early June 2001 to early November 2001, the ATWOOD HUNTER was in a shipyard in the United States undergoing another upgrade which included among other improvements, the extension of its water-depth drilling capacity to 5,000 feet for certain environmental conditions, new 120 bed living quarters; a new high capacity crane and the enhancement of its completion and sub-sea tree handling capabilities. The aggregate cost of this upgrade and improvements was approximately $58 million. Following completion of its upgrade, the drilling unit was transported to the Mediterranean Sea to commence contract work off the coast of Egypt.


ATWOOD EAGLE -

     In January 2000, the Company increased the water depth drilling capability of the ATWOOD EAGLE from 2,500 feet to 3,300 feet at a cost of approximately $8 million. When the ATWOOD EAGLE completes its current drilling program in the Mediterranean Sea, the Company is planning to move the rig to a shipyard in Greece to undergo an upgrade to increase its drilling capacity to 5,000 feet and to enhance its living quarters, crane and sub-sea handling capabilities, in addition to other improvements. This upgrade and refurbishment is anticipated to take five to six months to complete and cost approximately $90 million. Contract opportunities to commence following the rig's upgrade are being pursued internationally.


RICHMOND -

     During August and September 2000, the RICHMOND was upgraded and refurbished at an aggregate cost of approximately $7 million. The upgrade included, among other improvements, the installation of suction piles and the refurbishment of its living quarters. In recent years, the RICHMOND has been a highly utilized unit in the United States Gulf of Mexico, with its current contract expected to be completed by the end of December 2001.


ATWOOD FALCON -

     The ATWOOD FALCON was upgraded in 1998, at a cost of $45 million. The long-term contract the rig entered into in November 1998 will terminate upon completion of its present work in progress, estimated to be late 2001 or early 2002. The rig's current contract provided for the payment of $11.2 million in mobilization fees compared to $800,000 in mobilization costs incurred, with these amounts recorded to Deferred Credits and amortized into revenues and costs over a three-year period ended in November 2001.


SEAHAWK -

     In January 2000, the SEAHAWK commenced drilling under its four-year contract extension with Esso Production Malaysia, Inc., following completion of its approximately $22 million upgrade. Pursuant to the contract, the Company received approximately $20 million in upgrade reimbursement payments which were recorded to Deferred Credits. These upgrade reimbursement payments, are being amortized into revenue over the four-year contract extension period, with an unamortized balance of $11.2 million at September 30, 2001.

VICKSBURG -

     In 1998 the VICKSBURG was refurbished and upgraded at a cost of approximately $35 million. From December 1998, until April 2001, the rig worked in India. In April/May 2001 the rig was relocated from India to Vietnam for a short drilling program and then in November 2001 relocated to its current location in the Malaysia-Thailand Joint Development Area where it is working under a drilling program for Carigali-Triton Operating Company Sdn. Bhd. ("CTOC") which is estimated to extend for 540 days. The costs to move the VICKSBURG from India to Vietnam and then to the Malaysia-Thailand Joint Development Area were approximately $1.5 million. The drilling contracts provided for the payment of mobilization fees of $700,000 and for a special payment of $1.5 million, which gives CTOC the option to cancel the rig's current contract after giving a sixty-day written notice of termination. All of these amounts will be recorded to Deferred Credits and amortized into revenues and costs over the anticipated term of the VICKSBURG'S current contract.

ATWOOD SOUTHERN CROSS -

     In 1997, the ATWOOD SOUTHERN CROSS was refurbished and upgraded to achieve 2,000 feet water-depth drilling capabilities at an aggregate cost of approximately $35 million. Following its upgrade, the rig was employed in Australia through September 1998 and then remained idle until it was moved to the Mediterranean Sea in April/May 2000. Since its relocation to the Mediterranean Sea the rig has worked continuously for several companies. Its current contract commitments should keep the rig employed for most, if not all, of fiscal 2002.

ATWOOD BEACON -

     In July 2001, the Company entered into a vessel construction agreement to construct an ultra-premium jack-up drilling unit in Singapore. Presently, the Company expects the construction of the drilling unit to be completed in June 2003, with a total estimated cost, including owner furnished equipment and capitalized interest, of approximately $125 million.

SEASCOUT -

     On December 5, 2000, the Company purchased the semisubmersible unit SEASCOUT for $4.5 million. The Company purchased this unit for conversion and upgrade to a semisubmersible tender assist vessel. Depending upon water depth and other operational requirements, the cost of the conversion and upgrade could range from $52 to $70 million and take up to twelve months to complete. The conversion and upgrade will not be undertaken until an acceptable contract opportunity has been secured.

RIG-200 -

     RIG-200 (a modular platform rig built in 1995) is owned 50% by the Company and 50% by Helmerich & Payne (current owner of 22% of the Company's outstanding common stock). Since the Company has a 50% undivided ownership interest in RIG-200 and is actively involved in its operations, the Company accounts for its investment in the rig on a proportionate consolidation method. Accordingly, the Company's $12 million gross investment in RIG-200 is reflected in "Drilling Vessels, Equipment and Drill Pipe" in the Consolidated Balance Sheets, with 50% of the rig's operating results for fiscal years 2001, 2000, and 1999 reflected in the Company's Consolidated Statements of Operations. RIG-200 completed its initial contract in June 1999 and remains idle in Australia, at a very low stacking cost, while waiting for a new contract opportunity.

RIG-19 -

     RIG-19, a platform rig located in Australia that has been idle since January 1999, has been retired. Since this rig was fully depreciated, its retirement had no impact on the Company's financial statements. The rig's equipment is available for sale. Estimated disposal costs for the rig is minimal.


NOTE 5 - DEBT

LONG-TERM DEBT -


    A summary of long-term debt is as follows (in thousands):

                                                                September 30,
                                                           ---------------------
                                                               2001        2000
                                                               ----        ----
Non-reducing revolving credit agreement, bearing interest
   (market adjustable) at approximately 4% per annum at
   September 30, 2001                                       $ 60,000    $ 46,000
Less - current maturities                                        ---         ---
                                                            --------    --------
                                                            $ 60,000    $ 46,000
                                                            ========    ========

     On June 30, 2000, the Company entered into a $150 million five-year non-reducing Revolving Credit Facility with a bank group. The Revolving Credit Facility permits the Company to prepay principal at anytime without incurring penalty. Subsequent to September 30, 2001, the Company borrowed an additional $20 million for a current outstanding balance of $80 million. The bank group's collateral for this Revolving Credit Facility consists principally of preferred mortgages on the ATWOOD HUNTER, ATWOOD EAGLE and the ATWOOD FALCON (with an aggregate net book value at September 30, 2001 totaling approximately $175 million). The Company is not required to maintain compensating balances; however, it is required to pay a fee of 1/4% to 1/2% per annum on the unused portion of the total facility and certain other administrative costs. The Revolving Credit Facility contains financial covenants, including but not limited to, requirements for maintaining certain net worth and other financial ratios, and restrictions on disposing of any material assets, paying dividends or repurchasing any of the Company's outstanding common stock and incurring any additional indebtness in excess of $10 million. The Company was in compliance with all financial covenants at September 30, 2001. The Revolving Credit Facility also supports issuance, when required, of standby letters of guarantee. At September 30, 2001, standby letters of guarantee in the aggregate amount of approximately $1.0 million were outstanding.

     The maturities of long-term debt are as follows (in thousands):

            FISCAL YEAR                 AMOUNT

                2002                   $   ---
                2003                       ---
                2004                       ---
                2005                    60,000
                2006                       ---
                                       -------
                                       $60,000
                                       =======



NOTE 6 - INCOME TAXES

     Domestic and foreign income before income taxes for the three years in the period ended September 30, 2001 are as follows (in thousands):

                       Fiscal         Fiscal       Fiscal
                        2001           2000         1999
                      -------        -------       -------
Domestic income       $20,414        $30,490       $29,648
Foreign income         20,707          5,408        16,859
                      -------        -------       -------
                      $41,121        $35,898       $46,507
                      =======        =======       =======



     The provision for domestic and foreign taxes on income consists of the following (in thousands):

                               Fiscal      Fiscal       Fiscal
                                2001        2000         1999
                               ------      ------       ------
Current domestic provision    $ 2,502     $ 4,720       $ 8,000
Deferred domestic provision     3,298       2,000         3,500
Current foreign provision       7,975       6,030         7,287
                              -------     -------       -------
                              $13,775     $12,750       $18,787
                              =======     =======       =======



     The components of the deferred income tax assets (liabilities) as of September 30, 2001 and 2000 are summarized as follows (in thousands):

                                                                September 30,
                                                              2001        2000
                                                              ----        ----
      Deferred tax assets -
         Net operating loss carryforwards                  $   926      $2,650
         Book reserves                                         422         850
                                                           -------    --------
                                                             1,348       3,500
                                                           -------     -------
      Deferred tax liabilities -
         Difference in book and tax basis of equipment      13,473      10,652
         Unrealized holding loss on
            available-for-sale securities                      ---         (82)
                                                           -------     -------
                                                            13,473      10,570
                                                           -------     -------
      Net deferred tax assets (liabilities) before
      valuation allowance                                  (12,125)     (7,070)
      Valuation allowance                                     (695)     (2,370)
                                                          --------     -------
                                                          $(12,820)    $(9,440)
                                                          ========     =======

      Net current deferred tax assets                     $    780        $950
      Net noncurrent deferred tax liabilities              (13,600)    (10,390)
                                                          --------     -------
                                                          $(12,820)    $(9,440)
                                                          ========     =======


     The Company does not provide federal income taxes on the undistributed earnings of its foreign subsidiaries that the Company considers to be permanently reinvested in foreign operations. The cumulative amount of such undistributed earnings was approximately $37 million at September 30, 2001. If these earnings were to be remitted to the Company, any U.S. income taxes payable would be substantially reduced by foreign tax credits generated by the repatriation of the earnings. Such foreign tax credits totaled approximately $18 million at September 30, 2001.


    The differences between the statutory and the effective income tax rate are as follows:

                                                     Fiscal     Fiscal   Fiscal
                                                      2001       2000     1999
                                                     ------     ------   ------
Statutory income tax rate                              35%         35%     35%
Increase (decrease) in tax rate resulting from -
    Foreign tax rate differentials, net of
        foreign tax credit utilization                 (2)          1        5
                                                    -----       -----   -----
Effective income tax rate                              33%         36%      40%
                                                    =====       =====    =====


     The Company has United States net operating loss carryforwards totaling $2.6 million which expire in fiscal years 2002 and 2003. Due to various utilization limitations, management estimates that a significant portion of this tax attribute will not be available to reduce future tax obligations; accordingly, a $0.7 million valuation allowance is recorded as of September 30, 2001.

     For several years, the Company has pursued legal action to collect certain tax refund claims in India. As a result of favorable court decisions in India, and upon the Company providing letters of guarantee, the Company received tax refunds in 1997 and 1994 of $1.1 million and $.6 million, respectively (net of taxes on interest and other related expenses), which were recorded to other Deferred Credits, pending ultimate resolution of the issue by the Indian High Court. During fiscal year 1999, all but approximately $400,000 (still unresolved at September 30, 2001) of the amounts received were favorably resolved and accordingly recognized (net of expenses) in income.


NOTE 7 - CAPITAL STOCK

STOCK OPTION PLANS -

     The Company has an  incentive  equity plan ("1996  Plan")  whereby  670,000 shares of common stock may be granted to officers, board members and key employees through February 12, 2007. At September 30, 2001, options to purchase 601,775 shares were outstanding under this Plan. The Company also has options outstanding to purchase 70,900 shares under a stock option plan ("1990 Plan"). Under both plans, the exercise price of each option equals the market price of the Company's common stock on the date of grant, all outstanding options have a maximum term of 10 years, and options vest over a period from the second to the fifth year from the date of grant.

     A summary of the status of the Company's Plans as of September 30, 2001, 2000 and 1999, and changes during the years ended on those dates is presented below:

                                               Fiscal                             Fiscal                         Fiscal
                                                2001                               2000                           1999
                                     -----------------------------     ---------------------------    ---------------------------
                                                        Weighted-                       Weighted-                     Weighted-
                                       Number of         Average         Number of       Average         Number of      Average
                                        Options      Exercise Price       Options     Exercise Price      Options    Exercise Price
                                       ---------     --------------      ---------    --------------     ---------   --------------
Outstanding at beginning of
    Year                                 423,700         $29.82         504,900           $23.88         566,200           $22.76
Granted                                  274,500          32.26          97,000            37.75             ---              ---
Exercised                                 (9,400)         16.36        (147,700)           14.26         (49,925)            10.75
Forfeited                                (16,125)         32.83         (30,500)           31.95         (11,375)            26.00
Expired                                      ---                            ---             ---              ---               ---
                                         --------                       -------                         --------
Outstanding at end of year                672,675        $30.93         423,700           $29.82         504,900            $23.88
                                         ========                       =======                         ========
Exercisable at end of year               189,450         $25.85         109,450           $23.58         137,150            $13.14
Available for grant at end of
   Year                                   41,125                        299,500                          374,375
Weighted-average fair value of
   options granted during the
   year                                   $22.14                        $ 26.61                             ---


    The following table summarizes information about stock options outstanding at September 30, 2001:

                                     Options Outstanding                   Options Exercisable
                          --------------------------------------------    -----------------------

                                         Weighted-
                                          Average           Weighted-                  Weighted-
     Range of                            Remaining           Average                    Average
    Exercise Prices         Shares   Contractual Life    Exercise Price    Shares   Exercise Price
    ---------------        -------  ----------------    --------------     ------   --------------
     $ 4.87 to 5.38           5,500        1.2 years          $5.24          5,500        $5.24
       6.55 to 6.69           9,750        3.1 years           6.60          9,750         6.60
     16.63 to 18.97         142,650        6.0 years          17.57         87,650        17.45
     28.00 to 32.16         331,500        8.8 years          30.87         46,000        28.00
              37.75          90,000        8.2 years          37.75            ---          ---
     48.75 to 52.06          93,275        6.5 years          49.09         40,550        49.00
                            -------                          ------        -------       ------
      4.87 to 52.06         672,675        7.7 years         $30.93        189,450       $25.85
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

                                Fiscal            Fiscal          Fiscal
                                  2001              2000            1999
                                ------            ------         -------
   Net Income
       As reported             $27,346           $23,148         $27,720
       Pro forma                26,081            22,335          27,186
   Earnings per share
       As reported  -
          Basic                   1.98              1.68            2.03
          Diluted                 1.96              1.66            2.01
   Pro forma
          Basic                   1.89              1.62            1.99
          Diluted                 1.87              1.61            1.97

     The fair value of grants made in fiscal 2001 and 2000 was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used: fiscal 2001 - risk-free interest rate of 5.10%, expected volatility of 51.61%, expected lives of 5 years and no dividend yield; fiscal 2000 - risk-free interest rate of 6.72%, expected volatility of 50%, expected lives of 5 years and no dividend yield. There were no options granted during 1999.


NOTE 8 - RETIREMENT PLAN

     The Company has a contributory retirement plan (the "Plan") under which qualified participants may make contributions of up to 5% of their compensation, as defined (the basic contribution). The Company makes contributions to the Plan equal to twice the basic contributions. Company contributions vest 100% to each participant beginning with the fourth year of participation. If a participant terminates employment before becoming fully vested, the unvested portion is credited to the Company's account and can be used only to offset Company contribution requirements. In fiscal 2001 and 1999, the Company used forfeitures of $ 115,000 and $190,000, respectively, to reduce its cash requirements, which resulted in actual contributions of approximately $2.0 and $1.3 million, respectively. In fiscal 2000, the Company made actual contributions of approximately $1.7 million with no forfeitures used during the year to reduce its cash requirements. As of September 30, 2001, there are approximately $118,000 of contribution forfeitures which can be utilized to reduce future Company cash contribution requirements.


NOTE 9 - FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities included in the accompanying Consolidated Balance Sheets approximated fair value due to the short maturity of these instruments. Since the bank debt has a market adjustable interest rate, the carrying value approximated fair value as of fiscal year end 2001 and 2000. With the sale of all of its marketable securities during 2001, the Company had no financial instruments at September 30, 2001 with a fair value different from carrying value. See Note 3.

NOTE 10 - CONCENTRATION OF MARKET AND CREDIT RISK

     All of the Company's customers are in the oil and gas offshore exploration and production industry. This industry concentration has the potential to impact the Company's overall exposure to market and credit risks, either positively or negatively, in that the Company's customers could be affected by similar changes in economic, industry or other conditions. However, the Company believes that the credit risk posed by this industry concentration is offset by the creditworthiness of the Company's customer base. The Company's portfolio of accounts receivable is comprised of major international corporate entities and government organizations with stable payment experience. Historically, the Company's uncollectible accounts receivable have been immaterial, and typically, the Company does not require collateral for its receivables. The Company's allowance for doubtful accounts, related primarily to contract disputes, at September 30, 2001 and 2000 was $3.6 and $2.1 million, respectively.

     Drilling revenues for fiscal 2001 include $38.0 million, $25.9 million and $15.7 million in revenues received from Shell Philippines Exploration B.V., ESSO Production Malaysia, Inc. and Rashid Petroleum Company, respectively. Drilling revenues for fiscal 2000 include $40.5 million, $ 33.3 million and $19.5 million in revenues received from Shell Philippines Exploration B.V., British-Borneo Petroleum Inc. and ESSO Production Malaysia, Inc., respectively. Drilling revenues for fiscal 1999 include $34.7 million, $31.0 million and $23.1 million in revenues received from Shell Philippines Exploration B.V./Sabah Shell Petroleum Company Limited, British-Borneo Petroleum Inc. and ESSO Australia Limited/ESSO Production Malaysia, Inc., respectively.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

     The Company leases its office space under an operating lease agreement which will expire in fiscal 2005.

     Future minimum lease payments for operating leases are as follows (in thousands):

     Fiscal year ending September 30,

         2002......................................... 580
         2003......................................... 580
         2004......................................... 580
         2005......................................... 242

     Total rent expense under operating leases was approximately $474,000, $362,000 and $285,000 for fiscal years ended September 30, 2001, 2000 and 1999, respectively.


LITIGATION

     On August 31, 2000, the Company became a defendant in Bryant v. R&B Falcon Drilling USA, Inc. et al., Civil Action No. G-00-488, in the United States District Court for the Southern District of Texas-Galveston Division. In this suit, the plaintiff purported to represent a class of persons who are members of the crew aboard water-based drilling apparatuses and who accepted employment with defendants while in the United States for domestic or international employ. The plaintiff alleged the Company and a number of other offshore drilling contractors or their affiliates, all defendants in the suit, acted in concert to depress wages and benefits paid to their offshore employees. Plaintiff contended that this alleged conduct violated federal and state antitrust laws. The Company vigorously denied these allegations and in 2001 reached a settlement in principle with the plaintiff, pending final approval by the members of the class action suit. Management does not believe that the outcome of this matter will have a material effect on its business, financial position, or results of operations.

     The Company is party to a number of other lawsuits which are ordinary, routine litigation incidental to the Company's business, the outcome of which, individually, or in the aggregate, is not expected to have a material adverse effect on the Company's financial position or results of operations.

CAPITAL EXPENDITURES

     Currently, the Company has capital expenditure commitments estimated to total $166 million relating to the ATWOOD EAGLE and ATWOOD BEACON. The Company continues with its plans to upgrade the ATWOOD EAGLE, with an estimated $57 million to be expended in 2002. The Company estimates that $64 million and $45 million will be expended on the construction of the ATWOOD BEACON in 2002 and 2003, respectively. No significant commitments exist currently relating to the SEASCOUT.


NOTE 12 - OPERATIONS BY GEOGRAPHIC AREAS

     The Company is engaged in offshore contract drilling. The contract drilling operations consist of contracting Company owned or managed offshore drilling equipment primarily to major oil and gas exploration companies. Operating income is contract revenues less operating costs, general and administrative expenses and depreciation. In computing operating margin for each geographic area, none of the following items were considered: other income (expense) and domestic and foreign income taxes. Total assets are those assets that are used by the Company in operations in each geographic area. General corporate assets in 2000 and 1999 were principally investments in marketable securities which were liquidated during 2001. Contract revenues for 2001, 2000 and 1999 reflect the gross-up of mobilization revenues which were reported on a net basis prior to the adoption of SAB 101 in the fourth quarter of 2001.

A summary of revenues, operating margin and identifiable assets by geographic areas is as follows (in thousands):


                                         Fiscal        Fiscal        Fiscal
                                          2001          2000          1999
                                          ----          ----          ----
CONTRACT REVENUES:
  United States                        $ 27,128      $  38,646      $ 36,311
  Southeast Asia                         70,472         60,357        44,551
  Mediterranean Sea                      37,815         21,831        37,063
  Australia                               6,068          3,127        23,553
  India                                   6,058         12,012        11,372
                                       --------       --------      --------
                                       $147,541       $135,973      $152,850
                                       ========       ========      ========
OPERATING INCOME(LOSS):
  United States                        $  3,223       $ 11,464      $ 13,005
  Southeast Asia                         29,134         22,835        14,378
  Mediterranean Sea                      17,574         11,392        26,164
  Australia                                  57         (5,985)       (6,475)
  India                                   1,960          5,934         8,678
  General and administrative expenses    (9,250)        (8,449)       (7,519)
                                       --------       --------      --------
                                       $ 42,698         37,191      $ 48,231
                                       ========       ========      ========
 TOTAL ASSETS:
  United States                        $122,894       $ 83,355      $ 76,227
  Southeast Asia                        133,369         90,889        85,650
  Mediterranean Sea                      90,849         71,798        21,921
  Australia                               5,264          4,476        46,688
  India                                     123         37,303        40,180
  General corporate and other             1,379         25,430        22,938
                                       --------       --------      --------
                                       $353,878       $313,251     $ 293,604
                                       ========       ========      ========

NOTE 13 - QUARTERLY FINANCIAL DATA (UNAUDITED)

    Summarized quarterly results for fiscal years 2001 and 2000 are as follows (in thousands, except per share amounts):

                                                 QUARTERS ENDED
                              -----------------------------------------------
                              DECEMBER 31,   MARCH 31,   JUNE 30,  SEPTEMBER 30,
                              -----------   ---------   --------   -----------
2001
Revenues (1)                     $ 39,524    $ 37,294   $ 35,029      $35,694
Income before income taxes         12,555       9,777      8,410       10,379
Net income                          8,040       6,030      5,485        7,791
Earnings per common share (2) -
      Basic                           .58         .44        .40          .56
      Diluted                         .58         .43        .39          .56

2000
Revenues (1)                     $ 31,549    $ 32,726   $ 33,776      $37,922
Income before income taxes          8,268       9,521      8,412        9,697
Net income                          5,053       5,981      5,252        6,862
Earnings per common share (2) -
      Basic                           .37         .44        .38          .50
      Diluted                         .36         .43        .37          .49

------------
(1) Contract revenues for 2001 and 2000 reflect the gross-up of mobilization revenues which were reported on a net basis prior to the adoption of SAB 101 in the fourth quarter of 2001.

(2) The sum of the individual quarterly net income per common share amounts may not agree with year-to-date net income per common share as each quarterly computation is based on the weighted average number of common shares outstanding during that period.




 .

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

HANS HELMERICH (1, 3)
  President, Chief Executive Officer
  Helmerich & Payne, Inc.
  Tulsa, Oklahoma

JOHN R. IRWIN (1)
  President, Chief Executive Officer
  Atwood Oceanics, Inc.
  Houston, Texas

WILLIAM J. MORRISSEY (2)
  Bank Executive, Retired
  Elkhorn, Wisconsin

(1)  Executive Committee
(2)  Audit Committee
(3)  Compensation Committee

    ANNUAL MEETING

     The annual meeting of stockholders will be held on February 14, 2002 at the Company's principal office: 15835 Park Ten Place Drive, Houston, Texas, 77084. A formal notice of the meeting together with a proxy statement and form of proxy will be mailed to stockholders on or about January 15, 2002.

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

STOCK PRICE INFORMATION -

     The common stock of Atwood Oceanics, Inc. is traded on the New York Stock Exchange ("NYSE") under the symbol "ATW". No cash dividends on common stock were paid in fiscal year 2000 or 2001, and none are anticipated in the foreseeable future. As of November 30, 2001, there were over 750 beneficial owners of the common stock of Atwood Oceanics, Inc. As of November 30, 2001, the closing sale price of the common stock of Atwood Oceanics, Inc., as reported by NYSE, was $32.10 per share. The following table sets forth the range of high and low sales prices per share of common stock as reported by the NYSE for the periods indicated.



                                Fiscal                     Fiscal
                                 2000                       2001
                       ----------------------     -----------------------
QUARTERS ENDED             LOW         HIGH           LOW          HIGH
--------------             ---         ----           ---          ----
December 31            $ 27.94       $38.81         $30.20       $45.00
March 31                 36.13        66.69          39.50        49.90
June 30                  41.56        69.88          33.60        46.86
September 30             35.50        50.94          23.76        35.95

                                    APPENDIX

The following graphic and image information in the form of "Bar Charts" are located in the Annual Report immediately following "Highlights".






BAR CHART - CONTRACT REVENUES ($ MILLIONS)

1997                 1998                  1999              2000           2001
----                 ----                  ----              ----           ----
$89.4              $151.4                $152.9            $136.0         $147.5

BAR CHART - EARNINGS, BEFORE DEPRECIATION, INTEREST, TAXES AND INVESTMENT INCOME
 ($ MILLIONS)

1997                 1998                  1999              2000           2001
----                 ----                  ----              ----           ----
$34.2               $79.2                 $72.1             $ 66.8         $68.3

BAR CHART - OPERATING CASH FLOW ($  MILLIONS)

1997                 1998                  1999              2000           2001
----                 ----                  ----              ----           ----
$25.8               $61.4                 $55.7             $55.2          $56.3

BAR CHART - NET INCOME  ($ MILLIONS)

1997                 1998                  1999              2000           2001
----                 ----                  ----              ----           ----
$15.6               $39.4                 $27.7             $23.1          $27.3

BAR CHART - CAPITAL EXPENDITURES ($ MILLIONS)

1997                 1998                  1999              2000           2001
----                 ----                  ----              ----           ----
$62.8               $79.6                 $38.8             $34.8         $104.5