Form 10-K, Exhibit 13
period 2002-09-30
ATWOOD OCEANICS INC
filed 2002-12-23
CIK 8411

                                                                    EXHIBIT 13.1

                       2002 ANNUAL REPORT TO SHAREHOLDERS

                                   THE COMPANY


Atwood Oceanics, Inc. is engaged in the business of international offshore drilling of exploratory and developmental oil and gas wells and related support, management and consulting services. Presently, the Company owns and operates a modern fleet of seven mobile offshore drilling units as well as manages the operations of two operator-owned platform drilling units in Northwest Australia. In December 2000, the Company purchased a semisubmersible (named SEASCOUT) for future conversion to a tender assist vessel once an acceptable contract opportunity is secured. The Company is also constructing an ultra-premium jack-up unit (ATWOOD BEACON) for the international non-North Sea drilling market. Since 1996, the Company has expended approximately $340 million in upgrading its mobile offshore drilling units. The Company supports its operations from headquarters in Houston and affiliated offices currently located in Australia, Malaysia, Egypt, Indonesia, Italy and the United Kingdom.


                              FINANCIAL HIGHLIGHTS

                                                          2002            2001
                                                        --------        --------
                                                              (In Thousands)
FOR THE YEAR ENDED SEPTEMBER 30,
      CONTRACT REVENUES                                 $149,157        $147,541
      NET INCOME                                          28,285          27,346
      CAPITAL EXPENDITURES                                89,416         107,778
AT SEPTEMBER 30,
      NET PROPERTY AND EQUIPMENT                        $368,397        $306,254
      TOTAL ASSETS                                       444,530         353,878
      TOTAL SHAREHOLDERS' EQUITY                         276,133         247,636

TO OUR SHAREHOLDERS AND EMPLOYEES:


         The Company recorded its ninth consecutive year of profitability in fiscal year 2002 with net income of $28.3 million. This was the second highest net income in our history and was achieved while the ATWOOD EAGLE was undergoing a major $90 million shipyard upgrade from April through November 2002. All seven of our operating mobile offshore drilling units ("MODUs") have undergone upgrades since 1996, at a total cost of around $340 million. Our fleet upgrade program has been accomplished within overall budget. Excluding the ATWOOD EAGLE while undergoing upgrade, our other six operating MODUs achieved high utilization again this year with operating margins, once again, high by industry standards.

         Our cantilever jack-up, the VICKSBURG, began a two-year contract in Malaysia in early October 2002. The contract is subject to 120 days early termination notice after twelve months. The SEAHAWK, our self-erecting, semi-submersible, tender-assist unit, is on a term contract until December 2003. The ATWOOD HUNTER, which underwent a major upgrade in 2001, finished a successful eleven-well contract in Egypt and is now working on an additional four-well program that is expected to keep it employed through second quarter fiscal year 2003. In late November 2002, following mobilization to Australia, the ATWOOD FALCON commenced a new contract with current expected duration of three to four months. The ATWOOD EAGLE has a commitment, subject to concluding a final contract, to commence work in Angola around late second quarter of fiscal year 2003. The ATWOOD SOUTHERN CROSS mobilized to Italy following a successful drilling and completions program in the Mediterranean. After upgrades to meet Italian requirements, it went on a special standby dayrate in late November 2002, and subsequently commenced operations at full dayrate on December 12, 2002. The RICHMOND, our only unit in the Gulf of Mexico, has remained busy on well-to-well work and currently has commitments that should keep it employed into the second quarter of fiscal year 2003.

         Major upgrades of both the ATWOOD HUNTER, undertaken in 2001, and the ATWOOD EAGLE, undertaken in 2002, included 5,000 feet water-depth drilling capability (for certain environments), new 120-bed quarters, enhanced drilling systems, and sub-sea tree handling systems. The strategy behind the improved drilling efficiency and sub-sea completion capability of these units focused on understanding and meeting the future needs of our clients for the international deepwater drilling and sub-sea completions markets. The ATWOOD HUNTER has now performed successfully for over a year in Egypt on a drilling and sub-sea completions program immediately following its major upgrade.

         Construction of our new $125 million ultra-premium jack-up, the ATWOOD BEACON, is progressing well in Singapore and is currently within budget. Delivery is still expected around June 2003. We believe the ATWOOD BEACON will provide broad coverage for our clients in international non-North Sea markets and is an investment in the future growth of the Company. Several work opportunities for the ATWOOD BEACON are currently being pursued.

         While the short-term outlook reflects softness in certain semi-submersible markets, it is our goal to be profitable again in fiscal year 2003. By the third quarter of fiscal year 2003, all seven of our operating MODUs should be operating concurrently for the first time since our fleet upgrade program commenced in 1997. We remain optimistic about the longer-term fundamentals in our business and believe the Company is well-positioned to take advantage of the future upside from longer-term market improvements with our existing upgraded fleet and for future growth with the ATWOOD BEACON.

         During fiscal year 2002, we have stayed committed to our goal of satisfying our clients with safe, quality operations and value-adding services. Safety, health, the environment and security are at the forefront of our agenda in building the Company in the future. We thank our shareholders for their support; our employees for their contributions; and our clients and various other stakeholders on whom the Company's existence and success depends in so many different ways.


                                               /s/ John R. Irwin
                                               John R. Irwin

                     ATWOOD OCEANICS, INC. AND SUBSIDIARIES
                           FIVE-YEAR FINANCIAL REVIEW




                                                                  At or For the Years Ended September 30,
                                                    -----------------------------------------------------------------
(In thousands, except per share amounts, fleet         2002          2001          2000          1999         1998
data and ratios)                                    ---------     ---------     ---------     ---------     ---------
STATEMENTS OF OPERATIONS DATA:
  Contract revenues                                 $ 149,157     $ 147,541     $ 135,973     $ 152,850     $ 153,388
  Contract drilling costs                             (75,088)      (70,014)      (60,709)      (73,196)      (66,864)
  General and administrative expenses                 (10,080)       (9,250)       (8,449)       (7,519)       (7,331)
  Depreciation                                        (23,882)      (25,579)      (29,624)      (23,904)      (17,596)
                                                    ---------     ---------     ---------     ---------     ---------
  OPERATING INCOME                                     40,107        42,698        37,191        48,231        61,597
  Other expense                                        (1,330)       (1,577)       (1,293)       (1,724)       (1,278)
  Tax provision                                       (10,492)      (13,775)      (12,750)      (18,787)      (20,955)
                                                    ---------     ---------     ---------     ---------     ---------

           NET INCOME                               $  28,285     $  27,346     $  23,148     $  27,720     $  39,364
                                                    =========     =========     =========     =========     =========

PER SHARE DATA:
  Earnings per common share:
    Basic                                           $    2.04     $    1.98     $    1.68     $    2.03     $    2.90
    Diluted                                              2.02          1.96          1.66          2.01          2.84
  Average common shares outstanding:
    Basic                                              13,839        13,828        13,763        13,649        13,592
    Diluted                                            13,994        13,978        13,916        13,791        13,884
FLEET DATA:
   Number of rigs owned or managed, at end of
     period                                                10            11            11            11            11
  Utilization rate for in-service rigs (excludes
     managed rigs and contractual downtime for
     rigs upgraded in 2002, 2001, 2000, 1999, and          86%           80%           71%           77%          100%
     1998)

BALANCE SHEETS DATA:
  Cash and securities held for investment           $  27,055     $  12,621     $  42,661     $  43,041     $  34,529
  Working capital                                      47,397        25,057        47,433        31,519        24,864
  Net property and equipment                          368,397       306,254       224,107       218,914       205,632
  Total assets                                        444,530       353,878       313,251       293,604       281,737
  Total long-term debt                                115,000        60,000        46,000        54,000        72,000
  Shareholders' equity(1)                             276,133       247,636       218,205       192,229       163,766
  Ratio of current assets to current liabilities         2.94          2.21          3.71          2.66          1.93

---------

NOTES -

(1) The Company has never paid any cash dividends on its common stock.

                          OFFSHORE DRILLING OPERATIONS

                                                   PERCENTAGE
                                        MAXIMUM     OF 2002
                       YEAR BUILT        WATER      CONTRACT                                          CONTRACT STATUS AT
      RIG NAME         (UPGRADED)        DEPTH      REVENUES    LOCATION         CUSTOMER              DECEMBER 15, 2002
      --------         ----------       -------    ----------   --------         --------             ------------------
SEMISUBMERSIBLES -
  ATWOOD FALCON        1983(1998)      3,500 Ft.        23%     Australia        Woodside Energy,    In November 2002, the rig
                                                                                 Ltd.                commenced a two-well plus
                                                                                                     four-option wells contract in
                                                                                                     Australia, which could take
                                                                                                     three to five months to
                                                                                                     complete.

  ATWOOD HUNTER        1981(1997/      5,000 Ft.        18%     Egypt            Burullus Gas        The rig has contract
                         2001)                                                   Company             commitments in Egypt, which
                                                                                                     should keep it employed into
                                                                                                     the second quarter of fiscal
                                                                                                     2003. Contract opportunities to
                                                                                                     commence following completion
                                                                                                     of the rig's current
                                                                                                     commitments are being pursued
                                                                                                     internationally.

  ATWOOD EAGLE         1982(2000/      5,000 Ft.        10%     Enroute to       ESSO Exploration    The Company has a commitment
                         2002)                                    Angola         Angola (Block 15)   from ESSO to enter into a
                                                                                 Limited ("ESSO")    contract for the use of the
                                                                                                     rig to drill three firm wells,
                                                                                                     plus options for four
                                                                                                     additional wells, off the coast
                                                                                                     of Angola. The rig should
                                                                                                     arrive in Angola in late
                                                                                                     February 2003. If all seven
                                                                                                     wells are drilled, it could
                                                                                                     take approximately one year to
                                                                                                     complete the drilling program.

  ATWOOD               1976(1997)      2,000 Ft.        13%     Italy            Eni S.P.A. - AGIP   At the end of November 2002,
  SOUTHERN CROSS                                                                                     the rig Division commenced a
                                                                                                     two-well plus one option well
                                                                                                     contract in Italy, which is
                                                                                                     expected to take three to five
                                                                                                     months to complete.

  SEAHAWK              1974(1992/        600 Ft.        15%     Malaysia         ExxonMobil          The rig's current contract
                          1999)                                                  Exploration &       terminates in December 2003.
                                                                                 Production Malaysia
                                                                                 Inc. ("EMEPMI")

                                                   PERCENTAGE
                                        MAXIMUM     OF 2002
                       YEAR BUILT        WATER      CONTRACT                                         CONTRACT STATUS AT
      RIG NAME         (UPGRADED)        DEPTH      REVENUES    LOCATION            CUSTOMER          DECEMBER 15, 2002
      --------         ----------       -------    ----------   --------            --------         ------------------
  SEASCOUT                1974         1,000 Ft.         0%     United States                        The rig was purchased in
                                                                Gulf of Mexico                       December 2000 for future
                                                                                                     conversion to a tender assist
                                                                                                     unit similar to the SEAHAWK,
                                                                                                     once an acceptable contract
                                                                                                     opportunity is secured.
CANTILEVER JACK-UPS -
  VICKSBURG            1976/1998         300 Ft.        15%     Malaysia         EMEPMI              In early October 2002, the rig
                                                                                                     commenced a two-year drilling
                                                                                                     program (with an option by
                                                                                                     EMEPMI for one additional year)
                                                                                                     with EMEPMI having the right
                                                                                                     to terminate the drilling
                                                                                                     program after one-year at any
                                                                                                     time with a 120 days notice
                                                                                                     period.


ATWOOD BEACON            Under           350 Ft.         0%     Singapore                            The Company expects the
                                                                                                     construction of Construction
                                                                                                     this ultra-premium jack-up
                                                                                                     drilling unit to be completed
                                                                                                     in June 2003.

SUBMERSIBLE -
  RICHMOND             1982/2000          75 Ft.         5%     United States    Burlington          Contract opportunities to
                                                                Gulf of Mexico   Resources           commence following completion
                                                                                 Oil & Gas           of the rig's current contract
                                                                                 Company             in January 2003 are being
                                                                                                     pursued in the U.S. Gulf of
                                                                                                     Mexico.

MODULAR PLATFORMS -
                                                       MANAGEMENT CONTRACT
  GOODWYN 'A' and        N/A              N/A            1%     Australia        Woodside Energy     There is currently an
  NORTH RANKIN 'A'                                                               Ltd.                indefinite planned break in
                                                                                                     drilling activity for the two
                                                                                                     client-owned rigs. The Company
                                                                                                     is involved in maintenance
                                                                                                     of the two rigs for future
                                                                                                     drilling programs.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


         This Annual Report to Shareholders and the related Form 10-K for the fiscal year ended September 30, 2002 includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended. Our Company and its representatives may from time to time make written or verbal forward-looking statements, including statements contained in this report and other Company filings with the Securities and Exchange Commission and in our reports to Shareholders. Generally, the words "believe", "expect", "intend", "estimate", "anticipate", "plan", and similar expressions identify forward-looking statements. All statements other than statements of historical facts included in this report and the related Form 10-K regarding the Company's financial position, business strategy, budgets and plans and objectives of management for future operations are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. The forward-looking statements are and will be based on management's then current views and assumptions regarding future events and operating performances. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. These forward-looking statements involve risks and uncertainties that may cause the Company's actual future activities and results of operations to be materially different from those suggested or described in this Annual Report to Shareholders and related Form 10-K. These risks include, but are not limited to: the Company's dependence on the oil and gas industry; the Company's ability to secure adequate financing; the risks involved in the construction and upgrade to the Company's rigs; competition; operations risks; risks involved in foreign operations; risks associated with possible disruptions in operations due to terrorism and governmental regulation and environmental matters. These factors ("Cautionary Statements") are disclosed in various places throughout this report and the related Form 10-K. All subsequent written and oral forward-looking statements attributable to the Company, or persons acting on its behalf, are expressly qualified in their entirety by the Cautionary Statements.

OUTLOOK

         Fiscal year 2002 marked the Company's ninth consecutive profitable year, with the period fiscal year 1998 through fiscal year 2002 representing the Company's highest revenue, cash flows, and net income in its thirty-plus year history. Current worldwide operations of the Company revolve around seven core active offshore mobile drilling units, which collectively have undergone approximately $340 million in upgrades since 1996. In June 2003, an eighth drilling unit, the ATWOOD BEACON, an ultra-premium jack-up drilling vessel now under construction, is scheduled to be added to the Company's drilling fleet. The construction of this $125 million (including capitalized interest) unit is progressing within costs and delivery expectation. By the end of fiscal year 2003, of the approximately $465 million estimated to have been expended by the Company since 1996 on upgrades and new construction activities, around two-thirds is expected to be funded from internally generated proceeds and around one-third from a $175 million Revolving Credit Facility.

         Of the Company's current seven active drilling units, only the VICKSBURG and SEAHAWK have contract terms that extend beyond fiscal year 2003. The ATWOOD HUNTER, which has worked continuously in Egypt since December 2001 earned an average dayrate of approximately $94,000 in fiscal year 2002. Due to the current soft market conditions in mid and deep water activities, the ATWOOD HUNTER is currently earning dayrates of $50,000 to $55,000 on short-term commitments that extend into the second quarter of fiscal year 2003. The ATWOOD EAGLE completed its shipyard upgrade at the end of November 2002 and is currently being mobilized to Angola pursuant to a commitment from ESSO Exploration Angola (Block 15) Limited to enter into a contract for the use of this rig to drill three firm wells plus options for four additional wells. The contract, which should be formalized in December 2002, will provide for a dayrate of $83,000 and will include a $2.7 million mobilization payment. The Company anticipates that market conditions during fiscal year 2003, especially during the first half of the year, to be challenging, with a lower level of dayrates for deep-water work. Despite current market conditions, the Company hopes to maintain a relatively high level of equipment utilization during fiscal year 2003; however, revenues, operating cash flows and net income are expected to be below results of fiscal year 2002. The current near-term outlook has not weakened the Company's optimism about the longer-term outlook and fundamentals of the offshore drilling market.

RESULTS OF OPERATIONS

FISCAL YEAR 2002 VERSUS FISCAL YEAR 2001

         Since the Company commenced its upgrade program in 1997, one to two drilling units have undergone upgrades for a portion of each year. In December 2001, the ATWOOD HUNTER returned to work following completion of its upgrade and mobilization to Egypt, while in May 2002, the ATWOOD EAGLE commenced its upgrade, which was completed in November 2002. An analysis of contract revenues by rig for fiscal years 2002 and 2001 is as follows:

                                            CONTRACT REVENUES
                                              (In millions)
                                     -------------------------------
                                     FISCAL      Fiscal
                                      2002        2001      Variance
                                     ------      ------     --------
ATWOOD HUNTER                        $ 27.4      $ 15.8       $11.6
VICKSBURG                              22.5        12.7         9.8
ATWOOD SOUTHERN CROSS                  19.3        17.9         1.4
SEAHAWK                                22.3        23.4        (1.1)
RICHMOND                                7.1        11.3        (4.2)
GOODWYN 'A' / NORTH RANKIN 'A'          1.9         6.1        (4.2)
ATWOOD EAGLE                           15.2        19.9        (4.7)
ATWOOD FALCON                          33.5        40.4        (6.9)
                                     ------      ------       -----
                                     $149.2      $147.5       $ 1.7
                                     ======      ======       =====


         The ATWOOD HUNTER has worked continuously in Egypt since December 2001 at dayrates ranging from $90,000 to $110,000 during fiscal year 2002, compared to being idle for upgrade during a significant portion of fiscal year 2001, which accounts for its increase in revenue. In April/May 2001, the VICKSBURG was relocated from India to Southeast Asia. Since its relocation to Southeast Asia, the rig has received higher dayrates than those received while in India, which accounts for its increase in revenue. The ATWOOD SOUTHERN CROSS has been highly utilized since its relocation from Australia to the Mediterranean in fiscal year 2000. In February 2000, the SEAHAWK commenced its four-year contract extension in Malaysia, with its dayrate ranging from a high of $50,000 to a low of $30,000 depending upon the price of oil. The rig was at the top of this dayrate range in fiscal year 2002 and fiscal year 2001. RICHMOND revenues declined in fiscal year 2002 compared to fiscal year 2001 due to 78 days of idle time incurred during the year for certain repairs and inspections and to a decline in dayrate levels in the Gulf of Mexico. At the end of fiscal year 2001, an indefinite planned break in drilling activities was instigated on the GOODWYN 'A'/NORTH RANKIN 'A' platform rigs, which accounts for the decline in revenues from these units in fiscal year 2002. The decline in revenues for the ATWOOD EAGLE was due to the rig undergoing upgrades in a shipyard in Greece from April 2002 to November 2002. In May 2002, the ATWOOD FALCON was relocated from the Philippines to Malaysia following the completion of a long-term contract. The rig's effective dayrate in the Philippines was over $100,000 compared to $70,000 in Malaysia, which accounts for the decline in revenues.

Contract drilling costs during fiscal 2002 increased 7% primarily due to the ATWOOD HUNTER returning to work following its upgrade and to higher operating costs associated with the VICKSBURG, RICHMOND, ATWOOD FALCON, SEAHAWK and ATWOOD SOUTHERN CROSS. An analysis of contract drilling costs by rig for fiscal year 2002 and 2001 is as follows:

                                         CONTRACT DRILLING COSTS
                                              (In millions)
                                     -------------------------------
                                     FISCAL      Fiscal
                                      2002        2001      Variance
                                     ------      ------     --------
ATWOOD HUNTER                        $ 13.4        $8.1        $ 5.3
VICKSBURG                               9.5         7.4          2.1
RICHMOND                                9.3         7.6          1.7
ATWOOD FALCON                          10.2         8.6          1.6
SEAHAWK                                 9.2         7.8          1.4
ATWOOD SOUTHERN CROSS                  11.1        10.3          0.8
ATWOOD EAGLE                            9.0        11.9         (2.9)
GOODWYN 'A'/NORTH RANKIN 'A'            2.1         5.7         (3.6)
OTHER                                   1.3         2.6         (1.3)
                                     ------      ------        -----
                                     $ 75.1      $ 70.0        $ 5.1
                                     ======      ======        =====

During the period that the ATWOOD HUNTER was in a shipyard in the United States for upgrades and its subsequent relocation to Egypt (April 2001 through November
2001), no drilling costs were incurred. Higher drilling costs for the VICKSBURG were due to operating costs being higher in Southeast Asia than India. During fiscal year 2002, the RICHMOND incurred higher repairs and maintenance costs. The increase in operating costs for the ATWOOD FALCON is primarily due to additional costs incurred on relocating the rig from the Philippines to Malaysia. The decline in costs for the ATWOOD EAGLE was due to the rig being in a shipyard during the last few months of fiscal year 2002 for upgrade, whereby no drilling costs were incurred. Drilling costs on the GOODWYN 'A'/NORTH RANKIN 'A' platforms declined due to the planned break in drilling activities.

An analysis of depreciation expense by rig is as follows:


                                           DEPRECIATION EXPENSE
                                              (In millions)
                                     -------------------------------
                                     FISCAL      Fiscal
                                      2002        2001      Variance
                                     ------      ------     --------
ATWOOD HUNTER                        $  4.2      $  1.5        $ 2.7
RICHMOND                                1.6         1.5          0.1
ATWOOD SOUTHERN CROSS                   3.9         3.9          0.0
ATWOOD FALCON                           2.7         2.7          0.0
VICKSBURG                               2.3         2.6         (0.3)
ATWOOD EAGLE                            2.2         3.6         (1.4)
SEAHAWK                                 4.8         6.9         (2.1)
OTHER                                   2.2         2.9         (0.7)
                                     ------      ------        -----
                                     $ 23.9      $ 25.6        $(1.7)
                                     ======      ======        =====

         The Company does not recognize depreciation expense during the period a rig is out of service for a significant upgrade, which accounts for the reduced depreciation with the ATWOOD HUNTER in fiscal year 2001 and the ATWOOD EAGLE in fiscal year 2002. The decrease in depreciation expense for the SEAHAWK was due to the rig's 1992 upgrade costs becoming fully depreciated, thereby leaving only $11 million of its 2000 fiscal year upgrade cost of approximately $22 million to be depreciated over a remaining period of approximately three years.

The Company's general and administrative expenses increased 9% in both fiscal year 2002 and year 2001, primarily due to higher travel, communication, and other personnel related costs. The Company's effective tax rate was 27% in fiscal year 2002 compared to 33% in fiscal year 2001. The Company's effective tax rate in fiscal year 2002 was reduced by a $2.3 million foreign income tax credit benefit generated in September 2002. The 44% decline in net interest expense was primarily due to a $1.8 million increase in capitalized interest. Investment income in fiscal year 2002 declined 78% due to the Company having less funds to invest due to its capital expenditure requirements.

FISCAL YEAR 2001 VERSUS FISCAL YEAR 2000

         Contract revenues during fiscal year 2001 were 9% higher than revenues in fiscal year 2000 primarily due to increased revenues from the ATWOOD SOUTHERN CROSS, RICHMOND, and SEAHAWK, which more than offset a decline in revenues from the ATWOOD HUNTER. An analysis of contract revenues by rig for fiscal years 2001 and 2000 is as follows:

                                            CONTRACT REVENUES
                                              (In millions)
                                     -------------------------------
                                     FISCAL      Fiscal
                                      2001        2000      Variance
                                     ------      ------     --------
ATWOOD SOUTHERN CROSS                $ 17.9       $ 5.1      $  12.8
RICHMOND                               11.3         4.2          7.1
SEAHAWK                                23.4        19.5          3.9
ATWOOD EAGLE                           19.9        16.7          3.2
GOODWYN 'A'/NORTH RANKIN 'A'            6.1         3.1          3.0
VICKSBURG                              12.7        12.0          0.7
ATWOOD FALCON                          40.4        40.9         (0.5)
ATWOOD HUNTER                          15.8        34.5        (18.7)
                                     ------     -------      -------
                                     $147.5     $ 136.0      $  11.5
                                     ======     =======      =======

ATWOOD SOUTHERN CROSS has been highly utilized since it was relocated to the Mediterranean Sea in June 2000 from Australia, where it had been idle since September 1998. The increase in revenues for the RICHMOND is due to higher dayrates in the Gulf of Mexico during 2001. The SEAHAWK's dayrate for fiscal year 2001 averaged $50,000 compared to an average dayrate of $43,000 in 2000, which accounts for its increase in revenues. The ATWOOD EAGLE was fully utilized in fiscal 2001 with an average per day revenue of $54,000 compared to being off dayrate in January 2000 while undergoing some shipyard work which reduced its average per day revenue for fiscal year 2000 to around $45,000. Revenues were higher on the GOODWYN 'A' and NORTH RANKIN 'A' platform rigs due to increased drilling activities in 2001 compared to 2000. The increase in revenues of the VICKSBURG was due to higher dayrates received in 2001 compared to 2000. The significant decline in revenues for the ATWOOD HUNTER was due to a significant reduction in dayrate revenues following the completion of its three-year contract term in November 2000 and to the rig being off dayrate while in a shipyard for an upgrade from early June 2001 to early November 2001.

Contract drilling and management costs during fiscal year 2001 increased 15% primarily due to higher operating costs associated with the GOODWYN 'A'/NORTH RANKIN 'A' platform rigs, and the ATWOOD EAGLE, ATWOOD SOUTHERN CROSS, RICHMOND, and VICKSBURG. An analysis of contract drilling and management costs by rig for fiscal years 2001 and 2000 is as follows:

                                          CONTRACT DRILLING AND
                                             MANAGEMENT COSTS
                                              (In millions)
                                     -------------------------------
                                     FISCAL      Fiscal
                                      2001        2000      Variance
                                     ------      ------     --------
GOODWYN 'A'/NORTH RANKIN 'A'         $  5.7      $  2.7        $ 3.0
ATWOOD EAGLE                           11.9         9.0          2.9
ATWOOD SOUTHERN CROSS                  10.3         7.6          2.7
RICHMOND                                7.6         5.0          2.6
VICKSBURG                               7.4         5.7          1.7
SEAHAWK                                 7.8         7.7          0.1
ATWOOD FALCON                           8.6         8.6          0.0
ATWOOD HUNTER                           8.1        12.5         (4.4)
OTHER                                   2.6         1.9          0.7
                                     ------      ------        -----
                                     $ 70.0      $ 60.7        $ 9.3
                                     ======     =======        =====


Higher drilling costs for the GOODWYN 'A'/NORTH RANKIN 'A' platform rigs were due to an increase in drilling activities during 2001 following refurbishment by their Australian owner in 2000. Drilling costs for the ATWOOD EAGLE increased due to the rig having no downtime in 2001, thus, operating at a full cost level, compared to no drilling costs being incurred in January 2000 when the rig was in a shipyard for a brief period. The increase in drilling costs for the ATWOOD SOUTHERN CROSS was due to the rig being fully utilized since it returned to work in June 2000. Drilling costs for the RICHMOND and VICKSBURG increased due to higher maintenance and some personnel related costs. The reduction in drilling costs for the ATWOOD HUNTER was due to its upgrade, whereby no drilling costs were incurred during the upgrade period. An analysis of depreciation expenses by rig is as follows:


                                          DEPRECIATION EXPENSE
                                              (In millions)
                                     -------------------------------
                                     FISCAL      Fiscal
                                      2001        2000      Variance
                                     ------      ------     --------
SEAHAWK                              $  6.9       $ 5.1      $   1.8
RICHMOND                                1.5         0.2          1.3
ATWOOD EAGLE                            3.6         3.0          0.6
ATWOOD SOUTHERN CROSS                   3.9         3.9          0.0
VICKSBURG                               2.6         2.9         (0.3)
ATWOOD HUNTER                           1.5         5.2         (3.7)
ATWOOD FALCON                           2.7         6.5         (3.8)
OTHER                                   2.9         2.8          0.1
                                     ------      ------        -----
                                     $ 25.6      $ 29.6      $  (4.0)
                                     ======      ======      =======


The SEAHAWK, RICHMOND, and ATWOOD EAGLE had some reduction in depreciation expense in early fiscal 2000 due to upgrades, which accounts for a portion of the increased depreciation expense in 2001. Higher depreciable basis for these rigs following their upgrades also contributed to increased depreciation expense in 2001. The reduction in depreciation expense for the ATWOOD HUNTER and ATWOOD FALCON was primarily due to an increase in their depreciable lives from 12 to 22 years effective October 1, 2000.

LIQUIDITY AND CAPITAL RESOURCES

         Operating cash flows (before changes in working capital and other assets and liabilities) for fiscal year 2002 decreased 2% from $56.3 million to $55.1 million. During fiscal year 2002, the Company utilized available cash and internally generated funds plus $55 million in net proceeds from its Credit Facility, for a total of $88 million in capital expenditures for the current fiscal year, to invest approximately $15 million in the upgrade of the ATWOOD HUNTER, to invest approximately $29 million in the upgrade of the ATWOOD EAGLE, to invest approximately $40 million in the construction of the ATWOOD BEACON and to fund approximately $4 million in other capital expenditures.


         With the completion of the upgrade of the ATWOOD EAGLE in November 2002, the Company's total expenditure on its upgrade since 1996 should approximate $340 million, of which all but approximately $28 million had been incurred through September 30, 2002. The construction of the ATWOOD BEACON (estimated to cost $125 million including capital interest) continues to progress on schedule with delivery expected in June 2003. Currently, the Company's primary capital commitments are the completion of the upgrade of the ATWOOD EAGLE (with approximately $28 million remaining to be expended in fiscal year 2003) and the completion of the construction of the ATWOOD BEACON (with an estimated $60 million to be expended in fiscal year 2003). The Company expects to fund these Capital commitments from its credit facility discussed below, internally generated funds, and available cash.

         To assist the Company in funding all of its capital commitments, in February 2002 the Company increased its borrowing capacity under its revolving credit facility from $150 million to $175 million. Subsequent to September 2002, the Company has borrowed an additional $20 million under its revolving credit facility for a current outstanding balance of $135 million. In December 2002, the revolving credit facility was amended to increase the allowed ratio of outstanding debt to earnings, before interest, income taxes and depreciation and to add the ATWOOD SOUTHERN CROSS and SEAHAWK to the bank group collateral package.

The Company has completed its engineering work on the SEASCOUT for a future conversion and upgrade to a semisubmersible tender assist vessel, which could range in costs from $50 million to $70 million. The rig is currently cold stacked. A conversion and upgrade will not be undertaken until an acceptable contract opportunity has been secured and additional capital funding identified. The Company continues to periodically review and adjust its planned capital expenditures and financing of such expenditures in light of current market conditions.

         Working capital increased from $25.1 million at September 30, 2001 to $47.4 million at September 30, 2002, primarily due to higher cash and accounts receivable balances. The Company's portfolio of accounts receivables is comprised of major international corporate entities with stable payment experiences; thus, historically the Company has not encountered significant difficulties in collecting receivables. At September 30, 2001, the Company was pursuing legal action to collect approximately $2.1 million billed in 1998 and approximately $1.5 million billed in 2001. The Company continues to pursue the collection of the $2.1 million; however, during 2002 a settlement was reached concerning the $1.5 million issue with no material effect to the Company's consolidated financial statements.

CRITICAL ACCOUNTING POLICIES

         The Company's significant accounting policies are included in Note 2 to the consolidated financial statements for the year ended September 30, 2002 and are incorporated into the Company's Annual Report on Form 10-K. These policies, along with the underlying assumptions and judgments made by the Company's management in their application, have a significant impact on the Company's consolidated financial statements. The Company identifies its most critical accounting policies as those that are the most pervasive and important to the portrayal of the Company's financial position and results of operations, and that require the most difficult, subjective and/or complex judgments by management regarding estimates about matters that are inherently uncertain. The Company's most critical accounting policies are those related to property and equipment, impairment of assets and income taxes.

         At September 30, 2002, the carrying value of the Company's property and equipment totaled $368.4 million, which represents 83% of total assets. This carrying value reflects the application of the Company's property and equipment accounting policies, which incorporate estimates, assumptions and judgments by management relative to the capitalized costs, useful lives and salvage values of the Company's rigs and vessels. The Company evaluates the carrying value of its property and equipment when events or changes in circumstances indicate that the carrying value of such assets may be impaired. Asset impairment evaluations are, by nature, highly subjective.

The estimates, assumptions and judgments used by management in the application of the Company's property and equipment and asset impairment policies reflect both historical experience and expectations regarding future industry conditions and operations. The use of different estimates, assumptions and judgments, especially those involving the useful lives of the Company's rigs and vessels and expectations regarding future industry conditions and operations, would likely result in materially different carrying values of assets and results of operations.

         The Company conducts operations and earns income in numerous foreign countries and is subject to the laws of taxing jurisdictions within those countries, as well as U.S. federal and state tax laws. At September 30, 2002, the Company has a $15.5 million net deferred income tax liability, with a current U.S. federal income tax refund of approximately $3 million. These balances reflect the application of the Company's income tax accounting policies in accordance with statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Such accounting policies incorporate estimates, assumptions and judgments by management relative to the interpretation of applicable tax laws, the application of accounting standards, and future levels of taxable income. The estimates, assumptions and judgments used by management in connection with accounting for income taxes reflect both historical experience and expectations regarding future industry conditions and operations. Changes in these estimates, assumptions and judgments could result in materially different provisions for deferred and current income taxes.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

         In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), Goodwill and Other Intangible Assets, which established Standards for reporting acquired goodwill and other intangible assets. This Statement accounts for goodwill based on the reporting units of the combined entity into which an acquired entity is integrated. In accordance with the statement, goodwill and indefinite lived intangible assets will not be amortized, but will be tested for impairment at least annually at the reporting unit level, and the amortization period of intangible assets with finite lives will not be limited to forty years. The provisions of this Statement are required to be applied starting with fiscal years beginning after December 15, 2001 (October 1, 2002 for the Company) with early application permitted for entities with fiscal years beginning after March 15, 2001. This statement will not have a material impact on the consolidated financial statement of the Company.

         In July 2001, the FASB issued the Statement of Financial Accounting Standards No. 143 ("SFAS 143"), Accounting for Asset Retirement Obligations
(ARO), which requires that an asset retirement cost be capitalized as part of the cost of the related long-lived asset and allocated to expense using a systematic and rational method. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002 (October 1, 2002 for the Company). This statement will not have a material impact on the Company's financial statements.

         In August 2001, the FASB issued the Statement of Financial Accounting Standards No. 144 ("SFAS 144"), Accounting for the Impairment or Disposal of Long-lived Assets, which addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. The purpose of this Statement was to establish a single accounting model for long-lived assets to be disposed of by sale, based on the framework established in FASB Statement No. 121 ("SFAS 121"), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and to resolve certain implementation issues related to SFAS 121. This Statement also supersedes the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations; however, it retains the requirement of Opinion 30 to report discontinued operations separately from continuing abandonment and extends that reporting to a Corporate entity that either has been disposed of (by sale, by abandonment, or in a distribution to owners) or is classified as held for sale. This Statement shall generally be effective for financial statements issued for fiscal years beginning after December 15, 2001 (October 1, 2002 for the Company) and interim periods within those fiscal years.

         In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145 ("SFAS 145"), Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections. SFAS 145 rescinds SFAS 4, Reporting Gains and Losses from Extinguishment of Debt. By rescinding FASB Statement No. 4, gains or losses from extinguishment of debt that do not meet the criteria of APB No. 30 should not be reported as an extraordinary item and should be reclassified to income from continuing operations in all periods presented. APB No. 30 states that extraordinary items are events and transactions that are distinguished by their unusual nature and by the infrequency of their occurrence. This Statement is effective for fiscal years beginning after May 15, 2002 (October 1, 2002 for the Company).

         In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146 ("SFAS 146"), Accounting for Costs Associated with Exit or Disposal Activities. This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability

Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF Issue 94-3, a liability for an exit cost as defined in EITF Issue 94-3 was recognized at the date of an entity's commitment to an exit plan. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. Previously issued financial statements shall not be restated upon adoption of SFAS 146. Management does not expect the adoption of SFAS 146 to have a material impact on its financial statements or results of operations.


DISCLOSURES ABOUT MARKET RISK

         The Company is exposed to market risk, including adverse changes in interest rates and foreign currency exchange rates as discussed below.

INTEREST RATE RISK

         All of the $115 million of long-term debt outstanding at September 30, 2002, was floating rate debt. As a result, the Company's annual interest costs in fiscal year 2003 will fluctuate based on interest rate changes. Because the interest rate on the Company's long-term debt is a floating rate, the fair value of the Company's long-term debt approximates carrying value as of September 30, 2002. The impact on annual cash flow of a 10% change in the floating rate (approximately 40 basis points) would be approximately $0.5 million. The Company did not have any open derivative contracts relating to its floating rate debt at September 30, 2002.

FOREIGN CURRENCY RISK

         Certain of the Company's subsidiaries have monetary assets and liabilities that are denominated in a currency other than their functional currencies. Based on September 30, 2002 amounts, a decrease in the value of 10% in the foreign currencies relative to the U.S. dollar from the year-end exchange rates would not result in any material foreign currency transaction loss. Thus, the Company considers its current risk exposure to foreign currency exchange rate movements, based on net cash flows, to be immaterial. The Company did not have any open derivative contracts relating to foreign currencies at September 30, 2002.

REPORT OF INDEPENDENT ACCOUNTANTS


TO BOARD OF DIRECTORS AND SHAREHOLDERS OF ATWOOD OCEANICS, INC.:

In our opinion, the accompanying consolidated balance sheets as of September 30, 2002 and the related consolidated statements of operations, of cash flows, and of changes in shareholders' equity present fairly, in all material respects, the financial position of Atwood Oceanics, Inc. and it subsidiaries as of September 30, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The financial statements of the Company as of September 30, 2001 and for each of the two years then ended were audited by other independent accountants whose report dated November 19, 2001 expressed an unqualified opinion on those statements.



/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP


Houston, Texas
December 18, 2002

THE FOLLOWING REPORT IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP AND HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP:

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


                                               /s/ ARTHUR ANDERSEN LLP
                                               ARTHUR ANDERSEN LLP

Houston, Texas
November 19, 2001

                     ATWOOD OCEANICS, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS


                                                    September 30,
                                                 -------------------
(In thousands)                                     2002       2001
--------------                                   --------   --------
ASSETS

CURRENT ASSETS:
    Cash and cash equivalents                    $ 27,055   $ 12,621
    Accounts receivable, net                       28,776     19,815
    Inventories of materials and supplies,
       at lower of average cost or market           9,134      9,111
    Deferred tax assets                               223        780
    Prepaid expenses                                6,625      3,394
                                                 --------   --------
       Total Current Assets                        71,813     45,721
                                                 --------   --------

PROPERTY AND EQUIPMENT, at cost:
    Drilling vessels, equipment and drill pipe    583,241    497,821
    Other                                           9,156      8,768
                                                 --------   --------
                                                  592,397    506,589
    Less - accumulated depreciation               224,000    200,335
                                                 --------   --------
      Net Property and Equipment                  368,397    306,254
                                                 --------   --------

DEFERRED COSTS AND OTHER ASSETS                     4,320      1,903
                                                 --------   --------
                                                 $444,530   $353,878
                                                 ========   ========



The accompanying notes are an integral part of these consolidated financial statements.

                     ATWOOD OCEANICS, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS


                                                                September 30,
                                                             -------------------
(In thousands, except share data)                              2002       2001
---------------------------------                            --------   --------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
    Short-term note payable                                  $  5,023   $     --
    Accounts payable                                            5,584      8,055
    Accrued liabilities                                        13,809     12,609
                                                             --------   --------
        Total Current Liabilities                              24,416     20,664
                                                             --------   --------

LONG-TERM DEBT, net of current maturities                     115,000     60,000
                                                             --------   --------

DEFERRED CREDITS:
     Income taxes                                              15,545     13,600
     Mobilization fees and other                               13,436     11,978
                                                             --------   --------
                                                               28,981     25,578
                                                             --------   --------

COMMITMENTS AND CONTINGENCIES (NOTE 10)

SHAREHOLDERS' EQUITY:
    Preferred stock, no par value;
       1,000,000 shares authorized, none outstanding               --         --
   Common stock, $1 par value; 20,000,000
       shares authorized with 13,845,000 and
       13,832,000 issued and outstanding in 2002 and 2001,
       respectively                                            13,845     13,832
   Paid-in capital                                             57,274     57,075
   Retained earnings                                          205,014    176,729
                                                             --------   --------
         Total Shareholders' Equity                           276,133    247,636
                                                             --------   --------
                                                             $444,530   $353,878
                                                             ========   ========

The accompanying notes are an integral part of these consolidated financial statements.

                     ATWOOD OCEANICS, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                 Years Ended September 30,
                                           -----------------------------------
(In thousands, except per share amounts)      2002         2001         2000
----------------------------------------   ---------    ---------    ---------
REVENUES:
 Contract drilling                         $ 149,157    $ 147,541    $ 135,973
                                           ---------    ---------    ---------

COSTS AND EXPENSES:
 Contract drilling                            75,088       70,014       60,709
 Depreciation                                 23,882       25,579       29,624
 General and administrative                   10,080        9,250        8,449
                                           ---------    ---------    ---------
                                             109,050      104,843       98,782
                                           ---------    ---------    ---------
OPERATING INCOME                              40,107       42,698       37,191
                                           ---------    ---------    ---------

OTHER INCOME (EXPENSE):
    Interest expense                          (1,658)      (2,939)      (3,907)
    Investment income                            328        1,362        2,614
                                           ---------    ---------    ---------
                                               (1330)      (1,577)      (1,293)
                                           ---------    ---------    ---------


INCOME BEFORE INCOME TAXES                    38,777       41,121       35,898

PROVISION FOR INCOME TAXES                    10,492       13,775       12,750
                                           ---------    ---------    ---------

NET INCOME                                 $  28,285    $  27,346    $  23,148
                                           =========    =========    =========

EARNINGS PER COMMON SHARE:
      Basic                                $    2.04    $    1.98    $    1.68
      Diluted                                   2.02         1.96         1.66
AVERAGE COMMON SHARES OUTSTANDING:
      Basic                                   13,839       13,828       13,763
      Diluted                                 13,994       13,978       13,916


The accompanying notes are an integral part of these consolidated financial statements.

                     ATWOOD OCEANICS, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                             For Years Ended September 30,
                                                                          -----------------------------------
(In thousands)                                                              2002         2001         2000
--------------                                                            ---------    ---------    ---------
CASH FLOW FROM OPERATING ACTIVITIES:
     Net income                                                           $  28,285    $  27,346    $  23,148
                                                                          ---------    ---------    ---------
     Adjustments to reconcile net income to net cash provided by operating activities:
       Depreciation                                                          23,882       25,579       29,624
       Amortization of deferred items                                           435          107          403
       Deferred federal income tax provision                                  2,500        3,298        2,000

     Changes in assets and liabilities:
       Decrease (increase) in accounts receivable                            (8,961)      11,651      (13,177)
       Increase (decrease) in accounts payable                                  159        1,090       (3,014)
       Increase in accrued liabilities                                          600        1,011          225
       Net mobilization fees and credits                                     (1,177)      (8,806)         981
       Other increases (decreases)                                           (3,438)       1,071       (1,103)
                                                                          ---------    ---------    ---------
                                                                             14,000       35,001       15,939
                                                                          ---------    ---------    ---------
             Net Cash Provided by Operating Activities                       42,285       62,347       39,087
                                                                          ---------    ---------    ---------

CASH FLOW FROM INVESTING ACTIVITIES:
     Capital expenditures                                                   (89,416)    (107,778)     (34,841)
     Non-cash portion of capital expenditures                                 1,269        1,079        1,260
     Maturities of Treasury notes                                                --       22,600           --
     Proceeds from sale of securities                                            --          429           --
     Other                                                                       92           51           24
                                                                          ---------    ---------    ---------
          Net Cash Used by Investing Activities                             (88,055)     (83,619)     (33,557)
                                                                          ---------    ---------    ---------

CASH FLOW FROM FINANCING ACTIVITIES:
     Proceeds from exercises of stock options                                   181          153        2,105
     Proceeds from revolving credit facility                                 60,000       20,000        6,000
     Proceeds from short-term note payable                                    6,154           --           --
     Principal payments on debt                                              (6,131)      (6,000)     (14,000)
                                                                          ---------    ---------    ---------
                 Net Cash Provided (Used) by Financing Activities            60,204       14,153       (5,895)
                                                                          ---------    ---------    ---------


NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                         14,434       (7,119)        (365)
CASH AND CASH EQUIVALENTS, at beginning of period                            12,621       19,740       20,105
                                                                          ---------    ---------    ---------

CASH AND CASH EQUIVALENTS, at end of period                               $  27,055    $  12,621    $  19,740
--------------------------------                                          =========    =========    =========
Supplemental disclosure of cash flow information:
     Cash paid during the year for domestic and foreign income taxes      $  10,589    $   9,054    $  10,713
                                                                          =========    =========    =========
     Cash paid during the year for interest, net of amounts capitalized   $   1,704    $   3,299    $   3,914
                                                                          =========    =========    =========



The accompanying notes are an integral part of these consolidated financial statements.

                     ATWOOD OCEANICS, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CHANGES IN
                              SHAREHOLDERS' EQUITY

                                                                                                Accumulated
                                                                Common Stock                       Other
(In thousands)                             Comprehensive     ------------------     Paid-in     Comprehensive     Retained
                                              Income         Shares     Amount      Capital     Income (Loss)     Earnings
                                           -------------     ------     -------     -------     -------------     --------
SEPTEMBER 30, 1999                                           13,675     $13,675     $52,458         $ (139)       $126,235

  Net income                                  $23,148            --          --          --             --          23,148
  Unrealized holding gain on
    available-for-sale securities, net of
    tax of $7                                     (13)           --          --          --            (13)             --
                                              -------        ------     -------     -------         ------        --------
  Exercise of employee stock options               --           148         148       1,957             --              --
  Tax benefit from exercises of
    employee stock options                         --            --          --         736             --              --
                                              -------        ------     -------     -------         ------        --------
SEPTEMBER 30, 2000                             23,135        13,823      13,823      55,151           (152)        149,383
                                              =======

  Net income                                   27,346            --          --          --             --          27,346
  Unrealized holding gain on
    available-for-sale securities, net of
    tax of $36                                     66            --          --          --             66              --
  Reclassification adjustment for losses
    realized in net income, net of tax
    of $46                                         86            --          --          --             86              --
  Exercises of employee stock options              --             9           9         144             --              --
  Tax benefit from exercises of
    employee stock options                         --            --          --       1,780             --              --
                                              -------        ------     -------     -------         ------        --------
SEPTEMBER 30, 2001                             27,498        13,832      13,832      57,075             --         176,729
                                              =======

  Net Income                                   28,285            --          --          --             --          28,285
  Exercise of employee stock options               --            13          13         168             --              --
  Tax benefit from exercise of employee
    Stock options                                  --            --          --          31             --              --
                                              -------        ------     -------     -------         ------        --------
SEPTEMBER 30, 2002                            $28,285        13,845     $13,845      57,274         $   --        $205,014
                                              =======        ======     =======     =======         ======        ========


The accompanying notes are an integral part of these consolidated financial statements.

                     ATWOOD OCEANICS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - NATURE OF OPERATIONS

         Atwood Oceanics, Inc. together with its wholly owned subsidiaries (collectively referred to herein as the "Company"), is engaged in the business of international offshore drilling of exploratory and developmental oil and gas wells and related support, management and consulting services. Presently, the Company owns and operates a modern fleet of seven mobile offshore drilling units and is involved in maintenance of two operator-owned platform drilling units in Northwest Australia for future drilling programs. The Company also owns a 50% undivided interest in RIG-200, a platform drilling unit, which has been depreciated to the estimated salvage value of $500,000 and has been idle in Australia since June 1999. The rig is not being marketed as an operating unit and is available for sale. In December 2000, the Company purchased a semisubmersible unit for a future conversion to a tender assist vessel once an acceptable contract opportunity is secured (see Note 3). The Company is also constructing an ultra-premium jack-up drilling unit in Singapore, which is scheduled to be completed in June 2003. Currently, the Company is involved in active operations in the territorial waters of Australia, Malaysia, Egypt, Italy, and the United States.

         Demand for drilling equipment is dependent on the exploration and development programs of oil and gas companies, which is in turn influenced by the financial conditions of such companies, by general economic conditions, by prices of oil and gas, and from time to time, by political considerations and policies and other factors. Since most of the Company's operations are foreign, such operations are subject to higher risks associated with possible disruptions due to terrorism. The Company's business operations are subject to the risks associated with a business having a limited number of customers for which it can operate at any given time. A decrease in the drilling programs of customers in the areas where the Company is employed may adversely affect the Company's revenues. The contracts under which the Company operates its drilling rigs are obtained either through individual negotiations with the customer or by submitting proposals in competition with the other drilling contractors and vary in their terms and conditions. The Company competes with several other drilling contractors, most of which are substantially larger than the Company and possess appreciably greater financial and other resources. Price competition is generally the most important factor in the drilling industry, but the technical capability of specialized drilling equipment and personnel at the time and place required by customers are also important. Other competitive factors include work force experience, rig suitability, efficiency, condition of equipment, reputation, safety and environmental performance and customer relations. The Company believes that it competes favorably with respect to these factors.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION -

         The consolidated financial statements include the accounts of Atwood Oceanics, Inc. and all of its wholly owned domestic and foreign subsidiaries. The Company's undivided 50% interest in RIG-200 is accounted for using the proportionate consolidation method (See Note 3). All significant intercompany accounts and transactions have been eliminated in consolidation.

FOREIGN EXCHANGE -

         The U.S. dollar is the functional currency for all areas of operations of the Company. Accordingly, monetary assets and liabilities denominated in foreign currency are remeasured to U.S. dollars at the rate of exchange in effect at the end of the year, items of income and expense are remeasured at average monthly rates, and property and equipment and other nonmonetary amounts are remeasured at historical rates. Gains and losses on foreign currency transactions and remeasurements are included in contract drilling costs in the consolidated statements of operations. The Company recorded a foreign exchange gain of $.1 million in fiscal year 2002, and foreign exchange losses of $.4 million in both fiscal years 2001 and 2000.

PROPERTY AND EQUIPMENT -

         Property and equipment are recorded at cost. Interest costs related to property under construction are capitalized as a component of construction costs. Interest capitalized during fiscal 2002 and 2001 was $2.3 million and $.5 million, respectively, with no interest costs capitalized during fiscal 2000.

         Depreciation is provided on the straight-line method over the following estimated useful lives of the various classifications of assets:


                                                             Years
                                                             -----
                 Drilling vessels and related equipment       5-22
                 Drill pipe                                      3
                 Furniture and other                          3-10

         In November 2000, the Company engaged an independent appraiser to evaluate the expected useful lives of the recently upgraded ATWOOD HUNTER, ATWOOD FALCON and ATWOOD EAGLE. Based, in part, upon such appraisal, the Company, effective October 1, 2000, extended the depreciable lives of ATWOOD HUNTER and ATWOOD FALCON from 12 to 22 years and will extend the depreciable life of the ATWOOD EAGLE from 12 to 22 years following the completion of its water-depth upgrade during the first quarter of fiscal 2003. The Company believes that these changes in depreciable lives provide a better matching of the revenues and expenses of these assets over their anticipated useful lives. As a result of these changes in depreciable lives, depreciation expense for fiscal 2002 and 2001 was reduced by approximately $5.0 million and $5.8 million, respectively, resulting in enhancement to net income for fiscal 2002 of $.23 per diluted share and fiscal 2001 of $.27 per diluted share. Maintenance, repairs and minor replacements are charged against income as incurred; major replacements and upgrades are capitalized and depreciated over the remaining useful life of the asset as determined upon completion of the work. The cost and related accumulated depreciation of assets sold, retired or otherwise disposed are removed from the accounts at the time of disposition, and any resulting gain or loss is reflected in the Consolidated Statements of Operations for the applicable period.

DEFERRED MOBILIZATION REVENUES AND COSTS -

         In the fourth quarter of fiscal 2001, the Company adopted the Securities and Exchange Commission's ("SEC") Staff Accounting Bulletin No. 101 ("SAB 101") "Revenue Recognition in Financial Statements". The Company defers the net mobilization revenues or costs relating to moving a drilling rig to a new area and amortizes such revenues or costs on a straight-line basis over the life of the applicable drilling contract. One requirement of SAB 101 is that mobilization revenues and costs be reported on a gross not a net basis; thus, as required by SAB 101, contract revenues and drilling costs in the Statements of Operations reflect the gross amounts. The adoption of SAB 101 had no impact on net income or cash flow.

         At September 30, 2002 and 2001, deferred mobilization revenues totaled $10.4 million and $12.1 million, respectively, and deferred mobilization costs totaled $2.7 million and $0.5 million, respectively, were included in Deferred Credits on the accompanying consolidated balance sheets.

DEFERRED DRYDOCKING COSTS -

         The Company defers the costs of scheduled drydocking and charges such costs to expense over the period to the next scheduled drydocking (normally 30 months). At September 30, 2002 and 2001, deferred drydocking costs were included in Deferred Costs and Other Assets in the accompanying Consolidated Balance Sheets.

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

REVENUE RECOGNITION -

         The Company accounts for drilling and management contract revenue in accordance with the term of the underlying drilling or management contract. These contracts generally provide that revenue is earned and recognized, on a daily basis.

CASH AND CASH EQUIVALENTS -

         Cash and cash equivalents consist of cash in banks and highly liquid debt instruments, which mature within three months of the date of purchase.

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

         The computation of basic and diluted earnings per share under SFAS No. 128 for each of the past three years is as follows (in thousands, except per share amounts):

                                                             PER SHARE
                                      NET INCOME    SHARES    AMOUNT
                                      ----------   -------   ---------
FISCAL 2002-
    Basic earnings per share            $28,285     13,839    $  2.04
    Effect of dilutive securities-
         Stock options                       --        155       (.02)
                                        -------    -------    -------
    Diluted earnings per share          $28,285     13,994    $  2.02
                                        =======    =======    =======
FISCAL 2001:
    Basic earnings per share
    Effect of dilutive securities -     $27,346     13,828    $  1.98
         Stock options                       --        150      (0.02)
                                        -------    -------    -------
    Diluted earnings per share          $27,346     13,978    $  1.96
                                        =======    =======    =======
FISCAL 2000:
     Basic earnings per share           $23,148     13,763    $  1.68
     Effect of dilutive securities -
         Stock options                       --        153      (0.02)
                                        -------    -------    -------
     Diluted earnings per share         $23,148     13,916    $  1.66
                                        =======    =======    =======

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


NOTE 3 - PROPERTY AND EQUIPMENT


ATWOOD HUNTER -

         In 1997, the ATWOOD HUNTER was initially upgraded to extend its water-depth drilling capabilities to 3,600 feet at an aggregate cost of approximately $40 million. From June 2001 to November 2001, the ATWOOD HUNTER was in a shipyard in the United States undergoing another upgrade which included among other improvements, the extension of its water-depth drilling capacity to 5,000 feet for certain environmental conditions, new 120 bed living quarters; a new high capacity crane and the enhancement of its completion and sub-sea tree handling capabilities. The aggregate cost of this upgrade and improvements was approximately $58 million.

ATWOOD EAGLE -

         In January 2000, the Company increased the water depth drilling capability of the ATWOOD EAGLE from 2,500 feet to 3,300 feet at a cost of approximately $8 million. From April 2002 to late November 2002, the ATWOOD EAGLE was in a shipyard in Greece undergoing another upgrade which included among other improvements, the extensions of its water-depth drilling capacity to 5,000 feet, new 120 bed living quarters, two new high capacity cranes and the enhancement of its completion and sub-sea tree handling capabilities. The aggregate cost of this upgrade and improvements was approximately $90 million.

RICHMOND -

         During August and September 2000, the RICHMOND was upgraded and refurbished at an aggregate cost of approximately $7 million. The upgrade included, among other improvements, the installation of suction piles and the refurbishment of its living quarters.

ATWOOD FALCON -

         The ATWOOD FALCON was upgraded in 1998, at a cost of approximately $45 million.

SEAHAWK -

         In January 2000, the SEAHAWK commenced drilling under its four-year contract extension in Malaysia following completion of its approximately $22 million upgrade. Pursuant to the contract, the Company received approximately $20 million in upgrade reimbursement payments, which were recorded to Deferred Credits. These upgrade reimbursement payments, are being amortized into revenue over the four-year contract extension period, with an unamortized balance of $6.2 million at September 30, 2002.

VICKSBURG -

         In 1998, the VICKSBURG was refurbished and upgraded at a cost of approximately $35 million. In October 2002, the rig commenced a two-year contract in Malaysia. The contract required that the Company purchase approximately $2 million in additional equipment which will be capitalized and expend approximately $1.5 million for inspections and repairs which will be recorded to Deferred Credits. Pursuant to the contract, the Company received $3.6 million in reimbursement payment and $400,000 in mobilization payments, which will be recorded to Deferred Credits. All of these amounts recorded to Deferred Credits will be amortized into revenue and costs over the anticipated term of the VICKSBURG current contract.

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

SEASCOUT -

         On December 5, 2000, the Company purchased the semisubmersible unit SEASCOUT for $4.5 million. The Company purchased this unit for conversion and upgrade to a semisubmersible tender assist vessel. The conversion and upgrade will not be undertaken until an acceptable contract opportunity has been secured. The rig is currently cold stacked at a very low cost while awaiting an opportunity for an acceptable contract.

RIG-200 -

         RIG-200 (a modular platform rig built in 1995) is owned 50% by the Company and 50% by Helmerich & Payne (current owner of 22% of the Company's outstanding common stock). The rig has not worked since June 1999 and was retired during 2002.

NOTE 4 - DEBT

LONG-TERM DEBT -


    A summary of long-term debt is as follows (in thousands):


                                                                  September 30,
                                                              --------------------
                                                                2002        2001
                                                              --------    --------
Reducing revolving credit agreement, bearing interest
   (market adjustable) at approximately 3.75% per annum at
   September 30, 2002                                         $115,000    $ 60,000
Less - current maturities                                           --          --
                                                              --------    --------
                                                              $115,000    $ 60,000
                                                              ========    ========


On June 30, 2000, the Company entered into a $150 million five-year non-reducing Revolving Credit Facility with a bank group. In February 2002, the Revolving Credit Facility was amended to increase the borrowing capacity under the Facility to $175 million of which no more than $150 million can be outstanding at December 31, 2003 and $125 million outstanding at December 31, 2004, with final maturity on June 30, 2005. The Revolving Credit Facility permits the Company to prepay principal at anytime without incurring penalty. Subsequent to September 30, 2002, the Company borrowed an additional $20 million for a current outstanding balance of $135 million. The bank group's collateral at September 30, 2002 for this Revolving Credit Facility consists principally of preferred mortgages on the VICKSBURG, ATWOOD HUNTER, ATWOOD EAGLE and the ATWOOD FALCON (with an aggregate net book value at September 30, 2002 totaling approximately $195 million). The Company is not required to maintain compensating balances; however, it is required to pay a fee of 1/4% to 1/2% per annum on the unused portion of the total facility and certain other administrative costs. The Revolving Credit Facility contains financial covenants, including but not limited to, requirements for maintaining certain net worth and other financial ratios, and restrictions on disposing of any material assets, paying cash dividends or repurchasing any of the Company's outstanding common stock and incurring any additional indebtness in excess of $10 million. The Company was in compliance with all financial covenants at September 30, 2002. In December 2002, the Revolving Credit Facility was amended to increase the allowed ratio of outstanding debt to earnings, before interest, income taxes and depreciation from 2.75 to 5.0 at December 31, 2002, reducing to 4.75 at March 31, 2003, 4.25 at June 30, 2003 and 2.75 thereafter. The ATWOOD SOUTHERN CROSS and SEAHAWK were also added to the bank group collateral. The Revolving Credit Facility also supports issuance, when required, of standby letters of guarantee. At September 30, 2002, standby letters of guarantee in the aggregate amount of approximately $1.0 million were outstanding. The maturities of long-term debt are as follows (in thousands):

                FISCAL YEAR       AMOUNT
                -----------       --------
                    2002          $     --
                    2003                --
                    2004                --
                    2005           115,000
                    2006                --
                    2007                --
                                  --------
                                  $115,000
                                  ========

NOTE 5 - INCOME TAXES

         Domestic and foreign income before income taxes for the three years in the period ended September 30, 2002 is as follows (in thousands):

                                         FISCAL       Fiscal      Fiscal
                                          2002         2001         2000
                                        --------     --------    --------
Domestic income                            5,076      $20,414     $30,490
Foreign income                            33,701       20,707       5,408
                                         -------      -------     -------
                                         $38,777      $41,121     $35,898
                                         =======      =======     =======


         The provision for domestic and foreign taxes on income consists of the following (in thousands):

                                         FISCAL       Fiscal      Fiscal
                                          2002         2001         2000
                                        --------     --------    --------
Current domestic provision (benefit)    $ (3,025)    $  2,502    $  4,720
Deferred domestic provision                2,500        3,298       2,000
Current foreign provision                 11,017        7,975       6,030
                                        --------     --------    --------
                                        $ 10,492     $ 13,775    $ 12,750
                                        ========     ========    ========


The components of the deferred income tax assets (liabilities) as of September 30, 2002 and 2001 are summarized as follows (in thousands):

                                                              September 30,
                                                          ---------------------
                                                            2002         2001
                                                          --------     --------
DEFERRED TAX ASSETS -
      Net operating loss carryforwards                    $    359     $    926
      Book reserves                                            106          422
                                                          --------     --------
                                                               465        1,348
                                                          --------     --------

DEFERRED TAX LIABILITIES -
      Difference in book and tax basis of equipment         15,545       13,473
                                                          --------     --------

Net deferred tax assets (liabilities) before valuation
  allowance                                                (15,080)     (12,125)
Valuation allowance                                           (242)        (695)
                                                          --------     --------
                                                          $(15,322)    $(12,820)
                                                          ========     ========
Net current deferred tax assets                           $    223     $    780
Net noncurrent deferred tax liabilities                    (15,545)     (13,600)
                                                          --------     --------
                                                          $(15,322)    $(12,820)
                                                          ========     ========


         The Company does not provide federal income taxes on the undistributed earnings of its foreign subsidiaries that the Company considers to be permanently reinvested in foreign operations. The cumulative amount of such undistributed earnings was approximately $39 million at September 30, 2002. If these earnings were to be remitted to the Company, any U.S. income taxes payable would be substantially reduced by foreign tax credits generated by the repatriation of the earnings. Such foreign tax credits totaled approximately $19 million at September 30, 2002.

         The differences between the statutory and the effective income tax rate are as follows:

                                                                              FISCAL    Fiscal    Fiscal
                                                                               2002      2001      2000
                                                                              ------    ------    ------
Statutory income tax rate                                                         35%       35%       35%
Increase (decrease) in tax rate resulting from -
    Foreign tax rate differentials, net of foreign tax credit utilization         (8)       (2)        1
                                                                              ------    ------    ------
Effective income tax rate                                                         27%       33%       36%
                                                                              ------    ------    ------

         The majority of the foreign tax rate differentials, net of foreign tax credit utilization is due to the carryback of fiscal year 2002 foreign tax credits of $2.3 million to fiscal year 2000.

         The Company has United States net operating loss carryforwards totaling $0.9 million which expire in fiscal year 2003. due to various utilization limitations, management estimates that a significant portion of this tax attribute will not be available to reduce future tax obligations; accordingly, a $0.2 million valuation allowance is recorded as of September 30, 2002. During 2002, the valuation allowance was reduced due to the utilization or expiration of previously reserved net operating losses.


NOTE 6 - CAPITAL STOCK

PREFERRED STOCK-

         In 1975, 1,000,000 shares of preferred stock with no par value were authorized. No shares have been issued.

STOCK INCENTIVE PLANS -

         The Company has a stock incentive plan ("2001 Plan") whereby 1 million shares of common stock may be granted to officers, board members and key employees through December 5, 2011. At September 30, 2002 options to purchase 161,500 shares were outstanding under this Plan. The Company also has options outstanding to purchase 601,775 shares under a 1996 Plan and 61,800 shares under a 1990 Plan. Under all plans, the exercise price of each option equals the market price of the Company's common stock on the date of grant, with all outstanding options having a maximum term of 10 years. Options vest over a period from the end of the first to the fourth year from the date of grant under the 2001 Plan and from the end of the second to the fifth year from the date of grant under the 1996 and 1990 Plans. Each option is for the purchase of one share of the Company's common stock. The stock incentive plans also provide for other types of awards, including but not limited to, restricted stock awards. To date, no awards other than options have been granted under the plans. All stock incentive plans of the Company currently in effect have been approved by the shareholders of the Company's outstanding common stock.

         A summary of the status of the Company's Plans as of September 30, 2002, 2001 and 2000, and changes during the years ended on those dates is presented below:

                                              FISCAL                          Fiscal                         Fiscal
                                               2002                            2001                           2000
                                     ---------------------------    ---------------------------    0--------------------------
                                                     WEIGHTED-                     Weighted-                       Weighted-
                                     NUMBER OF        AVERAGE       Number of       Average        Number of        Average
                                      OPTIONS     EXERCISE PRICE     Options     Exercise Price     Options     Exercise Price
                                     ---------    --------------    ---------    --------------    ---------    --------------
Outstanding at beginning of
    Year                              672,675         $ 30.93        423,700         $ 29.82         504,900     $     23.88
Granted                               171,500           31.46        274,500           32.26          97,000           37.75
Exercised                             (13,100)          13.83         (9,400)          16.36        (147,700)          14.26
Forfeited                              (6,000)          39.73        (16,125)          32.83         (30,500)          31.95
Expired                                    --                             --              --              --              --
                                      -------                       --------                       --------
OUTSTANDING AT END OF YEAR            825,075         $ 31.27        672,675         $ 30.93         423,700     $     29.82
                                      =======                       ========                       ========
EXERCISABLE AT END OF YEAR            272,225           28.30        189,450         $ 25.85         109,450     $     23.58
                                      =======                       ========                       ========
Available for grant at end of
   Year                               885,625                         41,125                        299,500
                                      =======                       ========                       ========
Weighted-average fair value of
   options granted during the
   year                               $ 15.67                       $  22.14                       $  26.61
                                      =======                       ========                       ========

The following table summarizes information about stock options outstanding at September 30, 2002:

                               OPTIONS OUTSTANDING                           OPTIONS EXERCISABLE
                   ---------------------------------------------           ------------------------
                                  Weighted-
                                   Average           Weighted-                          Weighted-
   Range of                       Remaining           Average                            Average
Exercise Prices    Shares     Contractual Life    Exercise Price            Shares   Exercise Price
---------------    -------    ----------------    --------------           -------   --------------
$ 5.38 to  6.69     11,750        1.8 years           $ 6.39                11,750        $6.39
 16.63 to 18.97    133,050        5.1 years            17.61               110,800        17.64
          28.00     67,000        4.5 years            28.00                67,000        28.00
 30.70 to 37.75    512,000        8.8 years            32.41                22,500        37.75
 42.71 to 52.06    101,275        5.9 years            48.46                60,175        49.00
---------------    -------        ---------           ------               -------        -----
  5.38 to 52.06    825,075        7.4 years           $31.27               272,225        28.30
---------------    -------        ---------           ------               -------        -----


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

                          Fiscal        Fiscal        Fiscal
                           2002          2001          2000
                         -------       -------       -------
Net Income
    As reported          $28,285       $27,346       $23,148
    Pro forma            $26,589        26,081        22,335
Earnings per share
    As reported                                           --
       Basic                2.04          1.98          1.68
       Diluted              2.02          1.96          1.66
Pro forma
       Basic                1.92          1.89          1.62
       Diluted              1.90          1.87          1.61


The fair value of grants made in fiscal 2002, 2001 and 2000 was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used: fiscal 2002 - risk-free interest rate of 3.58%, expected volatility of 46.95%, expected lives of 6-7 years and no dividend yield; fiscal 2001 - risk-free interest rate of 5.10%, expected volatility of 51.61%, expected lives of 5 years and no dividend yield; fiscal 2000 - risk-free interest rate of 6.72%, expected volatility of 50%, expected lives of 5 years and no dividend yield.

RIGHTS AGREEMENT -

         In September 2002, the Company authorized and declared a dividend of one Right for each outstanding share of Common Stock as of November 5, 2002, subject to lender approval and consent which was obtained. One Right will also be associated with each share of common stock that becomes outstanding after November 5, 2002 but before the earliest of the Distribution Date, the Redemption Date and the Final Expiration Date (as defined in Rights Agreement dated effective October 18, 2002, which governs the Rights). The Rights are not exercisable until a person or group of affiliated or associated persons commence to acquire or acquires beneficial ownership of 15 percent or more of the outstanding Common Stock of the Company. The provision does not apply to shareholders already holding 15 percent or more of the outstanding common stock of the Company as of November 5, 2002 until they acquire an additional 5 percent. When exercisable each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, no par value, of the Company, at a price of $150 per one one-thousandth of a Preferred Share, subject to adjustment. The Rights will expire on November 5, 2012. At September 30, 2002, 500,000 preferred shares have been reserved for issuance in the event that Rights are exercised.

NOTE 7 - RETIREMENT PLAN

         The Company has a contributory retirement plan (the "Plan") under which qualified participants may make contributions, which together with Company contributions, can be up to 100% of their compensation, as defined, to a maximum of $40,000. Participants must contribute from 1 to 5 percent of their earnings as a required contribution ("the basic contribution"). The Company makes contributions to the Plan equal to twice the basic contributions. After six consecutive months of service, an employee can elect to become a participant in the Plan. The Company contributions vest 100% to each participant after three years of service with the Company including any period of ineligibility mandated by the Plan. If a participant terminates employment before becoming fully vested, the unvested portion is credited to the Company's account and can be used only to offset Company contribution requirements. In fiscal years 2002 and 2001, the Company used forfeitures of $200,000 and $115,000, respectively, to reduce its cash requirements, which resulted in actual contributions of approximately $2.2 million and $2.1 million, respectively. In fiscal year 2000, the Company made actual contributions of approximately $1.7 million with no forfeitures used during the year to reduce its cash requirements. As of September 30, 2002, there are approximately $46,000 of contribution forfeitures, which can be utilized to reduce future Company cash contribution requirements.


NOTE 8 - FAIR VALUE OF FINANCIAL INSTRUMENTS

         The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities included in the accompanying Consolidated Balance Sheets approximated fair value due to the short maturity of these instruments. Since the bank debt has a market adjustable interest rate, the carrying value approximated fair value as of fiscal year end 2002 and 2001. With the sale of all of its marketable securities during 2001, the Company had no financial instruments at September 30, 2002 with a fair value different from carrying value.

NOTE 9 - CONCENTRATION OF MARKET AND CREDIT RISK

         All of the Company's customers are in the oil and gas offshore exploration and production industry. This industry concentration has the potential to impact the Company's overall exposure to market and credit risks, either positively or negatively, in that the Company's customers could be affected by similar changes in economic, industry or other conditions. However, the Company believes that the credit risk posed by this industry concentration is offset by the creditworthiness of the Company's customer base. The Company's portfolio of accounts receivable is comprised of major international corporate entities and government organizations with stable payment experience. Historically, the Company's uncollectible accounts receivable have been immaterial, and typically, the Company does not require collateral for its receivables. At September 30, 2001, the Company had $3.6 million in allowance for doubtful accounts related to two contract disputes, compared to no allowance at September 30, 2002. During fiscal year 2002 one contract dispute was settled which resulted in $1.5 million of allowance for doubtful accounts being offset against accounts receivable. The Company continues to pursue collection of $2.1 million; however, due to the continuing uncertainty of collection, the remaining $2.1 million of the allowance for doubtful accounts was offset against accounts receivable.

         Drilling revenues for fiscal 2002 include $33.5 million, $27.3 million, $23.4 million, and $20.5 million in revenues received from Shell Philippines/Sarawak Shell/Sabah Shell, Burullus Gas Company, ExxonMobil Production Malaysia, Inc., and Carigali-Triton Operating Company, respectively. Drilling revenues for fiscal 2001 include $38.0 million, $25.9 million and $15.7 million in revenues received from Shell Philippines Exploration B.V., ExxonMobil Production Malaysia, Inc. and Rashid Petroleum Company, respectively.

NOTE 10 - COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

         The Company leases its office space under an operating lease agreement, which will expire in fiscal 2005.

         Future minimum lease payments for operating leases are as follows (in thousands):

         Fiscal year ending September 30,

                 2003 ...........................  580
                 2004 ...........................  580
                 2005 ............................ 242

         Total rent expense under operating leases was approximately $539,000, $474,000 and $362,000 for fiscal years ended September 30, 2002, 2001, and 2000 respectively.


LITIGATION

         The Company is party to a number of lawsuits which are ordinary, routine litigation incidental to the Company's business, the outcome of which, individually, or in the aggregate, is not expected to have a material adverse effect on the Company's financial position or results of operations.

CAPITAL EXPENDITURES

         Currently, the Company has capital expenditure commitments estimated to total $88 million relating to the ATWOOD EAGLE and ATWOOD BEACON. The Company completed the upgrade of the ATWOOD EAGLE in November 2002, with an estimated $28 million to be expended in fiscal year 2003. The Company estimates that $60 million will be expended on the construction of the ATWOOD BEACON in fiscal year 2003.


NOTE 11 - RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

         In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), Goodwill and Other Intangible Assets, which established Standards for reporting acquired goodwill and other intangible assets. This Statement accounts for goodwill based on the reporting units of the combined entity into which an acquired entity is integrated. In accordance with the statement, goodwill and indefinite lived intangible assets will not be amortized, but will be tested for impairment at least annually at the reporting unit level, and the amortization period of intangible assets with finite lives will not be limited to forty years. The provisions of this Statement are required to be applied starting with fiscal years beginning after December 15, 2001 (October 1, 2002 for the Company) with early application permitted for entities with fiscal years beginning after March 15, 2001. This statement will not have a material impact on the consolidated financial statement of the Company.

         In July 2001, the FASB issued the Statement of Financial Accounting Standards No. 143 ("SFAS 143"), Accounting for Asset Retirement Obligations
(ARO), which requires that an asset retirement cost be capitalized as part of the cost of the related long-lived asset and allocated to expense using a systematic and rational method. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002 (October 1, 2002 for the Company). This statement will not have a material impact on the Company's financial statements.

         In August 2001, the FASB issued the Statement of Financial Accounting Standards No. 144 ("SFAS 144"), Accounting for the Impairment or Disposal of Long-lived Assets, which addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. The purpose of this Statement was to establish a single accounting model for long-lived assets to be disposed of by sale, based on the framework established in FASB Statement No. 121 ("SFAS 121"), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and to resolve certain implementation issues related to SFAS 121. This Statement also supersedes the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations; however, it retains the requirement of Opinion 30 to report discontinued operations separately from continuing abandonment and extends that reporting to a Corporate entity that either has been disposed of (by sale, by abandonment, or in a distribution to owners) or is classified as held for sale. This Statement shall generally be effective for financial statements issued for fiscal years beginning after December 15, 2001 (October 1, 2002 for the Company) and interim periods within those fiscal years.

         In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145 ("SFAS 145"), Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections. SFAS 145 rescinds SFAS 4, Reporting Gains and Losses from Extinguishment of Debt. By rescinding FASB Statement No. 4, gains or losses from extinguishment of debt that do not meet the criteria of APB No. 30 should not be reported as an extraordinary item and should be reclassified to income from continuing operations in all periods presented. APB No. 30 states that extraordinary items are events and transactions that are distinguished by their unusual nature and by the infrequency of their occurrence. This Statement is effective for fiscal years beginning after May 15, 2002 (October 1, 2002 for the Company).

         In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146 ("SFAS 146"), Accounting for Costs Associated with Exit or Disposal Activities. This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF Issue 94-3, a liability for an exit cost as defined in EITF Issue 94-3 was recognized at the date of an entity's commitment to an exit plan. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. Previously issued financial statements shall not be restated upon adoption of SFAS 146. Management does not expect the adoption of SFAS 146 to have a material impact on its financial statements or results of operations.


NOTE 12 - OPERATIONS BY GEOGRAPHIC AREAS

         The Company is engaged in offshore contract drilling. The contract drilling operations consist of contracting Company owned or managed offshore drilling equipment primarily to major oil and gas exploration companies. Operating income is contract revenues less operating costs, general and administrative expenses and depreciation. In computing operating income (loss) for each geographic area, none of the following items were considered: other income (expense) and domestic and foreign income taxes. Total assets are those assets that are used by the Company in operations in each geographic area. General corporate assets in fiscal year 2000 were principally investments in marketable securities, which were liquidated during fiscal year 2001.

A summary of revenues, operating margin and identifiable assets by geographic areas is as follows (in thousands):

                                           FISCAL        Fiscal        Fiscal
                                            2002          2001          2000
                                         ---------     ---------     ---------
CONTRACT REVENUES:
  United States                          $   7,066     $  27,128     $  38,646
  Southeast Asia                            78,330        70,472        60,357
  Mediterranean Sea                         61,854        37,815        21,831
  Australia                                  1,907         6,068         3,127
  India                                         --         6,058        12,012
                                         ---------     ---------     ---------
                                         $ 149,157     $ 147,541     $ 135,973
                                         =========     =========     =========
OPERATING INCOME (LOSS):
  United States                          $  (5,891)    $   3,223     $  11,464
  Southeast Asia                            39,890        29,134        22,835
  Mediterranean Sea                         17,846        17,574        11,392
  Australia                                 (1,658)           57        (5,985)
  India                                         --         1,960         5,934
  General and administrative expenses      (10,080)       (9,250)       (8,449)
                                         ---------     ---------     ---------
                                         $  40,107     $  42,698     $  37,191
                                         =========     =========     =========

TOTAL ASSETS:
  United States                          $  43,548     $ 122,894     $  83,355
  Southeast Asia                           176,763       133,369        90,889
  Mediterranean Sea                        219,019        90,849        71,798
  Australia                                  3,720         5,264         4,476
  India                                         --           123        37,303
  General corporate and other                1,480         1,379        25,430
                                         ---------     ---------     ---------
                                         $ 444,530     $ 353,878     $ 313,251
                                         =========     =========     =========

NOTE 13 - QUARTERLY FINANCIAL DATA (UNAUDITED)

         Summarized quarterly results for fiscal years 2002 and 2001 are as follows (in thousands, except per share amounts):

                                                          QUARTERS ENDED
                                     -----------------------------------------------------------
                                     DECEMBER 31,     MARCH 31,     JUNE 30,       SEPTEMBER 30,
                                     ------------     ---------     --------       -------------
2002
Revenues                                 $ 37,234      $ 43,740     $ 37,402          $30,781
Income before income taxes                 12,387        10,715        9,174            6,501
Net income                                  8,158         6,830        6,132            7,165
Earnings per common share -
     Basic                                    .59           .49          .44              .52
     Diluted                                  .59           .49          .44              .51

2001
Revenues                                 $ 39,524      $ 37,294     $ 35,029          $35,694
Income before income taxes                 12,555         9,777        8,410           10,379
Net income                                  8,040         6,030        5,485            7,791
Earnings per common share -
      Basic                                   .58           .44          .40              .56
      Diluted                                 .58           .43          .39              .56


------------
(1) The sum of the individual quarterly net income per common share amounts may not agree with year-to-date net income per common share as each quarterly computation is based on the weighted average number of common shares outstanding during that period.

DIRECTORS                               OFFICERS
ROBERT W. BURGESS (2,3)                 JOHN R. IRWIN
  Financial Executive, Retired            President, Chief Executive Officer
  Orleans, Massachusetts
                                        JAMES M. HOLLAND
GEORGE S. DOTSON (1,2,3)                  Senior Vice President, Chief Financial Officer
  Vice President                            and Secretary
  Helmerich & Payne, Inc.
  President                             GLEN P. KELLEY
  Helmerich & Payne International         Vice President - Contracts and Administration
    Drilling Co.
  Tulsa, Oklahoma

W. H. HELMERICH, III
  Chairman
  Helmerich & Payne, Inc.
  Tulsa, Oklahoma

HANS HELMERICH (1, 3)
  President, Chief Executive Officer
  Helmerich & Payne, Inc.
  Tulsa, Oklahoma

JOHN R. IRWIN (1)
  President, Chief Executive Officer
  Atwood Oceanics, Inc.
  Houston, Texas

WILLIAM J. MORRISSEY (2)
  Bank Executive, Retired
  Elkhorn, Wisconsin

(1)  Executive Committee
(2)  Audit Committee
(3)  Compensation Committee

ANNUAL MEETING

         The annual meeting of stockholders will be held on February 13, 2003 at the Company's principal office: 15835 Park Ten Place Drive, Houston, Texas, 77084. A formal notice of the meeting together with a proxy statement and form of proxy will be mailed to stockholders on or about January 15, 2003.

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

         The Company also maintains an Internet site that contains information about the Company along with reports, proxy and information statements filed with the Securities and Exchange Commission at http://www.atwd.com. A copy of the Company's Form 10-K may be obtained free of charge from the Company's website.


STOCK PRICE INFORMATION -

         The common stock of Atwood Oceanics, Inc. is traded on the New York Stock Exchange ("NYSE") under the symbol "ATW". No cash dividends on common stock were paid in fiscal year 2000 or 2001, and none are anticipated in the foreseeable future. As of November 30, 2002, there were over 750 beneficial owners of the common stock of Atwood Oceanics, Inc. As of November 30, 2002, the closing sale price of the common stock of Atwood Oceanics, Inc., as reported by NYSE, was $32.10 per share. The following table sets forth the range of high and low sales prices per share of common stock as reported by the NYSE for the periods indicated.


                               FISCAL               FISCAL
                                2001                 2002
                          -----------------     -----------------
QUARTERS ENDED             LOW        HIGH       LOW         HIGH
--------------            ------     ------     ------     ------
December 31               $30.20     $45.00     $24.23     $35.99
March 31                   39.50      49.90      29.81      47.14
June 30                    33.60      46.86      37.50      50.32
September 30               23.76      35.95      27.49      37.72

                                    APPENDIX

The following graphic and image information in the form of "Bar Charts" are located in the Annual Report immediately following "Highlights".



BAR CHART - CONTRACT REVENUES ($ MILLIONS)

 1998            1999            2000            2001            2002
------          ------          ------          ------          ------
$153.4          $152.9          $136.0          $147.5          $149.2


BAR CHART - EARNINGS, BEFORE DEPRECIATION, INTEREST, TAXES AND INVESTMENT INCOME ($ MILLIONS)

 1998            1999            2000            2001            2002
------          ------          ------          ------          ------
$ 79.2          $ 72.1          $ 66.8          $ 68.3          $ 64.0


BAR CHART - OPERATING CASH FLOW ($ MILLIONS)

 1998            1999            2000            2001            2002
------          ------          ------          ------          ------
$ 61.4          $ 55.7          $ 55.2          $ 56.3          $ 55.1

BAR CHART - NET INCOME  ($ MILLIONS)

 1998            1999            2000            2001            2002
------          ------          ------          ------          ------
$ 39.4          $ 27.7          $ 23.1          $ 27.3          $ 28.3


BAR CHART - CAPITAL EXPENDITURES ($ MILLIONS)

 1998            1999            2000            2001            2002
------          ------          ------          ------          ------
$ 79.6          $ 38.8          $ 34.8          $107.8          $ 89.4