Form 10-K, Exhibit 13
period 2004-09-30
ATWOOD OCEANICS INC
filed 2004-12-14
CIK 8411

EXHIBIT 13.1

                       2004 ANNUAL REPORT TO SHAREHOLDERS

                                   THE COMPANY



     We are engaged in the international offshore drilling and completion of exploratory and developmental oil and gas wells and related support, management and consulting services. Presently, we own and operate a premium, modern fleet of eight mobile offshore drilling units as well as manage the operations of two operator-owned platform drilling units in Northwest Australia. We also own a semisubmersible hull, named the SEASCOUT, which we plan to convert to a tender assist vessel once an acceptable contract opportunity is secured. From fiscal year 1997 to 2003, we have invested approximately $460 million in upgrading seven mobile offshore drilling units and constructing an ultra-premium jack-up unit. We support our operations from our Houston headquarters and offices located in Australia, Malaysia, Egypt, Indonesia, Singapore and the United Kingdom.


                              FINANCIAL HIGHLIGHTS



                                            2004               2003
                                           ------             ------
                                                 (In Thousands)

FOR THE YEAR ENDED SEPTEMBER 30:
REVENUES                                 $163,454            $144,765
NET INCOME (LOSS)                           7,587             (12,802)
CAPITAL EXPENDITURES                        6,527             101,819
AT SEPTEMBER 30:
NET PROPERTY AND EQUIPMENT               $401,141            $443,102
TOTAL ASSETS                              498,936             522,674
TOTAL SHAREHOLDERS' EQUITY                271,589             263,467

TO OUR SHAREHOLDERS AND EMPLOYEES:

     During fiscal year 2004, we returned to profitability with a net income of approximately $8 million or $.54 per diluted share after incurring our first loss in ten years in fiscal year 2003. The past year has also been positive in other respects with a recent successful stock offering enabling us to strengthen our balance sheet by reducing our outstanding long-term debt, an equipment utilization rate of 93%, continuing high standards of safety, health, environmental and security performance and recent activity in the offshore industry that indicates an improving market.

     With our fleet's improved capability and competitiveness, we are now well-positioned to benefit from market improvements. Our $460 million major capital program which commenced in fiscal year 1997 to upgrade seven existing units and construct a new unit was successfully completed last year. We now have eight premium offshore units, targeted to meet our clients' future needs, available to operate and take advantage of the upside from an improving market environment. Our strategy continues to focus on providing premium equipment and safe, quality services in attractive international markets based on long-standing client relationships. We believe this strategy, our current positioning in four key markets, and the ability to take advantage of attractive international opportunities will provide attractive financial returns over the longer term.

     For fiscal year 2004, our short-term goals were (1) to strive for full utilization of our fleet, (2) to stay strong in all respects and (3) to be well-positioned to benefit from longer-term market improvements and opportunities. We believe those goals were accomplished. Our current contract backlog provides the opportunity to seek improving dayrates in late fiscal year 2005 and into fiscal year 2006.

     Of our current drilling contracts, the VICKSBURG has the only contract term that extends beyond fiscal year 2005, with the contract term for the ATWOOD HUNTER expected to extend to the end of fiscal year 2005. We expect options to be exercised on the ATWOOD EAGLE, ATWOOD FALCON and ATWOOD BEACON that could also extend those contracts through fiscal year 2005. Despite not currently having long-term commitments, we are pursuing opportunities that should keep the RICHMOND, in the Gulf of Mexico, and the ATWOOD SOUTHERN CROSS, in Southeast Asia, highly utilized during fiscal year 2005. The SEAHAWK has commenced a short-term drilling program in Malaysia which is expected to extend to the end of January 2005. Contract opportunities for the SEAHAWK, following that work, are being pursued in Southeast Asia and West Africa for fiscal years 2005 and 2006.

     At the beginning of fiscal year 2004, world-wide utilization of offshore drilling units was less than 80% and today it is around 85%. We believe that oil and gas demand fundamentals and the potential for increasing exploration and development expenditures support further market improvement, increasing worldwide utilization and higher dayrates.

     We are pleased and proud of the Company's performance during fiscal year 2004 which was achieved through the hard work and talent of our employees around the world. Our achievement of safe operations and value-adding performance during the year has been recognized by our clients. Being responsive to our clients' needs and building longer-term client relationships are the cornerstones of our endeavor to be a preferred provider of offshore drilling and completion services.

     We look forward to the challenges and opportunities ahead and will continue striving to reward the confidence and trust of our shareholders and our other stakeholders.

                                                  /s/ John R. Irwin
                                                  John R. Irwin


                               Atwood Oceanics, Inc. and Subsidiaries
                                     FIVE-YEAR FINANCIAL REVIEW




(In thousands, except per share amounts, fleet                   At or For the Years Ended September 30,
 data and ratios)                                          2004         2003         2002         2001         2000
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
STATEMENTS OF OPERATIONS DATA:
     Revenues                                             $ 163,454    $ 144,765    $ 149,157    $ 147,541    $ 135,973
     Contract drilling costs                                (98,936)     (98,500)     (75,088)     (70,014)     (60,709)
     General and administrative expenses                    (11,389)     (14,015)     (10,080)      (9,250)      (8,449)
     Depreciation                                           (31,582)     (25,758)     (23,882)     (25,579)     (29,624)
                                                            -------      -------      -------      -------      -------
     OPERATING INCOME                                        21,547        6,492       40,107       42,698       37,191
     Other expense                                           (9,145)      (4,856)      (1,330)      (1,577)      (1,293)
     Tax provision                                           (4,815)     (14,438)     (10,492)     (13,775)     (12,750)
                                                             ------      -------      -------      -------      -------
         NET INCOME (LOSS)                                  $ 7,587    $ (12,802)    $ 28,285     $ 27,346     $ 23,148
                                                            =======     =========    ========     ========     ========

PER SHARE DATA:
     Earnings (loss) per common share:
         Basic                                               $ 0.55      $ (0.92)      $ 2.04       $ 1.98       $ 1.68
         Diluted                                             $ 0.54      $ (0.92)      $ 2.02       $ 1.96       $ 1.66
     Average common shares outstanding:
         Basic                                               13,859       13,846       13,839       13,828       13,763
         Diluted                                             14,032       13,846       13,994       13,978       13,916

FLEET DATA:
     Number of rigs owned or managed, at end
         of period                                               11           11           10           11           11
     Utilization rate for in-service rigs (1)                   93%          92%          86%          83%          71%

BALANCE SHEET DATA:
     Cash and cash equivalents                             $ 16,416     $ 21,551     $ 27,655     $ 12,621     $ 42,661
     Working capital                                         32,913       26,063       43,735       25,057       47,433
     Net property and equipment                             401,141      443,102      368,397      306,254      224,107
     Total assets                                           498,936      522,674      445,238      353,878      313,251
     Total long-term debt (including current portion)       181,000      205,000      115,000       60,000       46,000
     Shareholders' equity (2)                               271,589      263,467      276,133      247,636      218,205
     Ratio of current assets to current liabilities            1.55         1.52         2.44         2.21         3.71
---------

Notes -
         (1) Excludes managed rigs, the SEASCOUT, and contractual downtime on rigs upgraded. (2) We have never paid any cash dividends on our common stock.


                                             OFFSHORE DRILLING OPERATIONS

                                                PERCENTAGE
                                 MAXIMUM WATER   OF 2004                                 CONTRACT STATUS AT
RIG NAME          YEAR UPGRADED    DEPTH        REVENUES     LOCATION     CUSTOMER       DECEMBER 10, 2004
--------          ------------   -------------  -----------  --------     --------       --------------------
SEMISUBMERSIBLES -
------------------
ATWOOD EAGLE       2000/2002      5,000 Ft.       18%        AUSTRALIA    BHP Billiton   The rig has commenced drilling one well for
                                                                          Petroleum Pty. BHP which is expected to be completed at
                                                                          ("BHP")        the end of December 2004.  BHP retains the
                                                                                         right to drill two option wells using the
                                                                                         rig.  The rig has been awarded additional
                                                                                         work under its current contract with
                                                                                         Woodside to drill four firm wells with
                                                                                         option to drill three additional wells off
                                                                                         the coast of Australia.  The drilling of
                                                                                         the four firm wells is expected to take
                                                                                         approximate four months to complete, and if
                                                                                         all the option wells are drilled, the
                                                                                         contract could extend into September 2005.
                                                                                         The additional work with Woodside will not
                                                                                         commence until February 1, 2005.

ATWOOD HUNTER      1997/2001      5,000 Ft.       12%        EGYPT       BURULLUS        On December 31, 2003, the rig commenced a
                                                                         GAS CO.         drilling program for Burullus which after
                                                                         ("BURULLUS")    the exercise of all six options will be a
                                                                                         drilling program totaling sixteen wells.
                                                                                         The drilling of all sixteen wells is
                                                                                         expected to take until approximately
                                                                                         September 2005 to complete.

ATWOOD FALCON        1998         3,700 Ft.       16%       MALAYSIA    SARAWAK SHELL    The rig is currently drilling the second of
                                                                        BERHAD ("SHELL") four firm wells for Shell.  This contract is currently anticipated to extend into
                                                                                         February 2005.  One option remains under
                                                                                         the Shell contract.  Immediately upon
                                                                                         completion of the Shell contract, the rig
                                                                                         will be move to Japan to commence a
                                                                                         two-firm well program for Japan Energy
                                                                                         Development Co., Ltd.  The drilling of

                                       4


                                                                                         these two wells could take until
                                                                                         approximately August 2005 to complete.

ATWOOD             1997           2,000 Ft.       8%        MALAYSIA   MURPHY SARAWAK    The rig is currently drilling the fourth of
SOUTHERN CROSS                                                         OIL COMPANY, LTD. now five firm wells.  This contract is
                                                                       ("MURPHY")        currently anticipated to extend into
                                                                                         January 2005. The rig has been awarded a
                                                                                         contract by Daewoo International
                                                                                         Corporation ("Daewoo") to drill two firm
                                                                                         wells plus an option to drill one
                                                                                         additional well offshore Myanmar.  The
                                                                                         Daewoo work will commence immediately after
                                                                                         completing the Murphy program, and is
                                                                                         expected to take 90 days to complete.
CANTILEVER JACK-UPS -
----------------------
ATWOOD BEACON   Constructed in     400 Ft.       13%       UNDER REPAIR AT               The process of repairing the damage
                   2003                                    A SINGAPORE                   incurred by the ATWOOD BEACON on July 25,
                                                           SHIPYARD                      2004 continues on schedule.  The rig is
                                                                                         expected to return to service in January
                                                                                         2005.  The ATWOOD BEACON has been awarded a
                                                                                         contract by HOANG LONG and HOAN VU Joint
                                                                                         Operating Companies to drill three firm
                                                                                         wells, with options to drill three
                                                                                         additional wells, offshore Vietnam.  The
                                                                                         three firm wells have a combined expected
                                                                                         duration of 200 days and if all option
                                                                                         wells are drilled, the program could extend
                                                                                         for another 200 days.  The drilling of this
                                                                                         program must commence between January 15,
                                                                                         2005 and April 15, 2005.


VICKSBURG          1998           300 Ft.       15%        MALAYSIA    EXXONMOBIL        In May 2004, the rig's contract with EMEPMI
                                                                       EXPLORATION &     was suspended and the rig moved to Thailand

                                       5



                                                                       PRODUCTION        to commence a drilling program for Chevron
                                                                       MALAYSIA INC.     Offshore (Thailand) Limited.  This program
                                                                       ("EMEPMI")        has now been completed.  The rig has been
                                                                                         relocated back to Malaysia and the EMEPMI
                                                                                         contract reinstated.  The EMEPMI drilling
                                                                                         commitment includes the five months that
                                                                                         the contract was suspended plus an
                                                                                         extension of twelve months, for a total of
                                                                                         seventeen months commencing in October
                                                                                         2004. EMEPMI retains its right to terminate
                                                                                         the contract by providing 120 days notice.

SUBMERSIBLE -
-------------
  RICHMOND    2000/2002           70 Ft.        6%       UNITED       APPLIED DRILLING   The rig is currently drilling a third well
                                                         STATES       TECHNOLOGY INC.    for ADTI which was assigned from Helis Oil
                                                         GULF OF      ("ADTI")           & Gas Company ('Helis").  Upon completion
                                                         MEXICO                          of this well, the rig will have three firm
                                                                                         wells to drill for Helis, with Helis
                                                                                         retaining one option to drill two
                                                                                         additional wells. The drilling of the three
                                                                                         remaining firm wells is expected to take
                                                                                         until February/March 2005 to complete and
                                                                                         if the option wells are drilled, the
                                                                                         contract could extend to June/July 2005.

SEMISUBMERSIBLE TENDER ASSIST UNITS -
-------------------------------------
  SEAHAWK      1992/1999          600 Ft.     11%       MALAYSIA       SARAWAK SHELL     The rig is currently working on a two well
                                                                       BERHAD ("SHELL")  drilling program for Shell.  This drilling program is expected to extend into late
                                                                                         January 2005.  Additional work, following
                                                                                         the Shell contract, is being pursued in
                                                                                         Southeast Asia as well as other areas of

                                                                                        the world.
                                       6

  SEASCOUT                         N/A         N/A      UNITED STATES                    The SEASCOUT was purchased in December 2000
                                                        GULF OF MEXICO                   for future conversion to a tender-assist
                                                                                         unit, similar to the SEAHAWK.  There are
                                                                                         currently no upgrade plans and the rig is
                                                                                         currently cold stacked.
MODULAR PLATFORMS -
--------------------                                 MANAGEMENT CONTRACT
  GOODWYN 'A' and                  N/A          1%       AUSTRALIA      WOODSIDE ENERGY  There is currently an indefinite planned
  NORTH RANKIN 'A'                                                      LTD.             break in drilling activity for the two
                                                                                         client-owned rigs managed by the Company.
                                                                                         The Company is involved in maintenance of
                                                                                         the two rigs for future drilling programs.

                   SECURITIES LITIGATION SAFE HARBOR STATEMENT

     Statements included in this report which are not historical facts (including any statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto) are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, we and our representatives may from to time to time make other oral or written statements which are also forward-looking statements.

     These forward-looking statements are made based upon management's current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

     Important factors that could cause our actual results of operations or our actual financial conditions to differ include, but are not necessarily limited to:

  o     our dependence on the oil and gas industry;

  o     the operational risks involved in drilling for oil and gas;

  o changes in rig utilization and dayrates in response to the level of activity in the oil and gas industry, which is significantly affected by indications and expectations regarding the level and volatility of oil and gas prices, which in turn are affected by such things as political, economic and weather conditions affecting or potentially affecting regional or worldwide demand for oil and gas, actions or anticipated actions by OPEC, inventory levels, deliverability constraints, and future market activity;

  o the extent to which customers and potential customers continue to pursue deepwater drilling;

  o exploration success or lack of exploration success by our customers and potential customers;

  o the highly competitive and cyclical nature of our business, with periods of low demand and excess rig availability;

  o the impact of the war with Iraq or other military operations, terrorist acts or embargoes elsewhere;

  o     our ability to enter into and the terms of future drilling contracts;

  o     the availability of qualified personnel;

  o     our failure to retain the business of one or more significant customers;

  o     the termination or renegotiation of contracts by customers;

  o     the availability of adequate insurance at a reasonable cost;

  o     the occurrence of an uninsured loss;

  o the risks of international operations, including possible economic, political, social or monetary instability, and compliance with foreign laws;

  o the effect SARS or other public health concerns could have on our international operations and financial results;

  o     compliance with or breach of environmental laws;

  o the incurrence of secured debt or additional unsecured indebtedness or other obligations by us or our subsidiaries;

  o     the adequacy of sources of liquidity;

  o currently unknown rig repair needs and/or additional opportunities to accelerate planned maintenance expenditures due to presently unanticipated rig downtime;

  o higher than anticipated accruals for performance-based compensation due to better than anticipated performance by us, higher than anticipated severance expenses due to unanticipated employee terminations, higher than anticipated legal and accounting fees due to unanticipated financing or other corporate transactions, and other factors that could increase general and administrative expenses;

  o the actions of our competitors in the offshore drilling industry, which could significantly influence rig dayrates and utilization;

  o changes in the geographic areas in which our customers plan to operate, which in turn could change our expected effective tax rate;

  o changes in oil and gas drilling technology or in our competitors' drilling rig fleets that could make our drilling rigs less competitive or require major capital investments to keep them competitive;

  o     rig availability;

  o the effects and uncertainties of legal and administrative proceedings and other contingencies;

  o the impact of governmental laws and regulations and the uncertainties involved in their administration, particularly in some foreign jurisdictions;

  o changes in accepted interpretations of accounting guidelines and other accounting pronouncements and tax laws;

  o the risks involved in the construction, upgrade, and repair of our drilling units; and

  o such other factors as may be discussed in our reports filed with the Securities and Exchange Commission, or SEC.

     These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. The words "believe," "impact," "intend," "estimate," "anticipate," "plan" and similar expressions identify forward-looking statements. These forward-looking statements are found at various places throughout this report. When considering any forward-looking statement, you should also keep in mind the risk factors described in other reports or filings we make with the SEC from time to time. Undue reliance should not be placed on these forward-looking statements, which are applicable only on the date hereof. Neither we nor our representatives have a general obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date hereof or to reflect the occurrence of unanticipated events.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OUTLOOK

     After incurring our first loss in ten years in fiscal year 2003, we returned to profitability in fiscal year 2004. Of our eight active drilling units, seven have current drilling commitments with one, the ATWOOD BEACON, currently in a shipyard in Singapore being repaired from the damages it incurred on July 25, 2004 to all three legs and the derrick while positioning for its next well offshore Indonesia. We have insurance to cover the costs of repairs in excess of a $1 million deductible which was recorded as an expense in the fourth quarter of fiscal year 2004. At September 30, 2004, the book basis of the ATWOOD BEACON has been reduced by $16.3 million which is the estimated reduction in value caused by the incident. In addition, $7.7 million of costs were incurred related to the recovery of the rig of which $6.7 million is recorded as an insurance receivable at September 30, 2004 and $1.0 million was expensed during the fourth quarter of fiscal year 2004 to account for the insurance deductible. We also have loss of hire insurance coverage of $70,000 per day up to 180 days, which began after a 30-day waiting period commencing July 28, 2004. Revenue recognized from this insurance coverage totaled approximately $2.4 million in fiscal year 2004, and accordingly, a $2.4 million insurance receivable is recorded related to these revenues as of September 30, 2004.

     The ATWOOD BEACON has been awarded a contract in Vietnam which is to commence between January 15 and April 15, 2005. Based on our current schedule of repairs, we believe the rig will be ready to begin operations under the contract by the end of January 2005, with our loss of hire coverage not scheduled to expire until the end of February 2005. We will continue our emphasis on maintaining high utilization of our drilling equipment throughout industry cycles. We had a 93% equipment utilization rate in fiscal year 2004 and have averaged approximately 90% utilization over the last ten years.

     In October 2004, we sold in a public offering 1,175,000 shares of our common stock at an effective net price (before expenses) of $45.83 for total proceeds (before expenses) of approximately $53.9 million. We used these proceeds and on cash on hand to repay $55 million outstanding under our revolving credit agreement. Prior to the stock offering, our ratio of outstanding debt to total capitalization was around 40%. It is now approximately 30%. With our premium, modern fleet of drilling units and a strengthened balance sheet, we feel that we are well positioned to benefit from an improving market environment.

     At the beginning of fiscal year 2004, worldwide utilization of offshore drilling units was less that 80%. Today, worldwide utilization is approximately 85%, with semisubmersibles continuing to be the weakest sector of the drilling market with current utilization of approximately 84% compared to current jack-up utilization of approximately 90%. Despite continuing geopolitical uncertainties in Iraq, Venezuela, Nigeria as well as other areas of the world, we expect increasing world energy demand. The oil and gas industry will play a major part in meeting this increasing demand. At the current level of worldwide utilization of offshore drilling units, we anticipate that oil and gas companies will be unable to provide crude oil and natural gas to consumers in sufficient quantities such that prices will be near the averages of the last decade. We believe that based on the current gap between crude oil demand and the world's current supply potential, a significant drilling campaign will be required to increase the world's crude oil and natural gas supply capacity. Thus, we expect continued improvement in worldwide offshore drilling activities during fiscal year 2005; however, a major slow down in world economic activity could negatively impact this expectation.

     Of our current drilling contracts, the VICKSBURG has the only contract term that extends beyond fiscal year 2005, with the contract term for the ATWOOD HUNTER expected to extend to the end of fiscal year 2005. We expect options to be exercised on the ATWOOD EAGLE, ATWOOD FALCON and ATWOOD BEACON that could also extend these contracts through fiscal year 2005. Despite not currently having long-term contract commitments, we expect that the RICHMOND, in the Gulf of Mexico, and the ATWOOD SOUTHERN CROSS, in Southeast Asia, will be highly utilized during fiscal year 2005. The SEAHAWK has commenced a short-term drilling program in Malaysia which is expected to extend to the end of January 2005. Contract opportunities for the SEAHAWK, following that contract, are being pursued in Southeast Asia and West Africa. With market trends supporting continued increases in drilling activities, coupled with our leverage to improving dayrates, we expect improved cash flows and operating results in fiscal year 2005 compared to fiscal year 2004 and remain optimistic about the longer-term utilization and fundamentals of the offshore drilling market.

RESULTS OF OPERATIONS

 Fiscal Year 2004 Versus Fiscal Year 2003

     Revenues for the current fiscal year increased 13% compared to prior fiscal year. A comparative analysis of revenues by rig for fiscal years 2004 and 2003 is as follows:


                                                  REVENUES
                                                (In millions)
                                    ------------------------------------
                                    Fiscal    Fiscal
                                     2004      2003      Variance
                                    ------    -----      --------
ATWOOD BEACON                       $ 20.7    $ 3.0       $ 17.7
ATWOOD EAGLE                          30.4     19.8         10.6
ATWOOD HUNTER                         19.4     17.2          2.2
RICHMOND                               9.6      8.3          1.3
GOODWYN `A' / NORTH RANKIN `A'         2.0      1.8          0.2
VICKSBURG                             24.3     25.0         (0.7)
ATWOOD SOUTHERN CROSS                 12.5     14.5         (2.0)
SEAHAWK                               18.6     22.8         (4.2)
ATWOOD FALCON                         26.0     32.4         (6.4)
                                      ----     ----         ----
                                    $163.5   $144.8       $ 18.7
                                    ======   ======       ======


     The ATWOOD BEACON was available for operations during the fiscal year 2004 year-to-date period up to its July accident compared to only two months in the prior fiscal year while rig was under construction. The increase in revenue for the ATWOOD EAGLE was due to higher dayrates earned during fiscal year 2004 of approximately $90,000 to $110,000 compared to fiscal year 2003 dayrate of approximately $85,000 and to higher utilization in the current fiscal year as the rig was undergoing its upgrade and relocating to West Africa during the first five months of the prior fiscal year. The increase in revenue for the ATWOOD HUNTER and the RICHMOND was due to higher average dayrates earned during the current fiscal year of $57,000 and $27,000, respectively as compared to the prior fiscal year average dayrates of $54,000 and $23,000, respectively. The ATWOOD HUNTER was also utilized for approximately 20 more days during fiscal year 2004 as compared to fiscal year 2003. Since the end of fiscal year 2001, there has been a planned break in drilling activities on the GOODWYN `A' and NORTH RANKIN `A' platform rigs. We continue to provide a limited amount of maintenance services to these platform rigs during this planned idle period. The VICKSBURG had average per day revenues of $66,000 during fiscal year 2004 compared to $68,500 during fiscal year 2003. The decrease in revenue for the ATWOOD SOUTHERN CROSS was due to lower dayrates earned in the current fiscal year of $30,000 to $35,000 compared to the prior fiscal year of $45,000 to $60,000. The impact of lower dayrates during fiscal year 2004 was partially offset by higher utilization of the rig during fiscal year 2004 of 83% compared to 70% during fiscal year 2003. During the first quarter of the current fiscal year, the amortization of deferred revenue related to the 1999 client reimbursement of the upgrade costs for the SEAHAWK was completed, leading to the decrease in revenue for this rig. The decrease in revenue for the ATWOOD FALCON was primarily due to lower dayrates earned during the current fiscal year of $70,000 to $85,000 compared to $75,000 to $110,000 in the prior fiscal year and also due to the rig being idle during July 2004 while undergoing quarters upgrade and planned maintenance compared to being fully utilized during fiscal year 2003.

     In total, contract drilling costs for the current fiscal year were comparable to the prior fiscal year. A comparative analysis of contract drilling costs by rig for fiscal years 2004 and 2003 is as follows:


                                          CONTRACT DRILLING COSTS
                                               (In millions)
                                  ----------------------------------
                                    Fiscal       Fiscal
                                     2004         2003       Variance
                                    ------       ------      --------
ATWOOD BEACON                      $10.2        $ 1.4        $ 8.8
ATWOOD EAGLE                        20.7         19.4          1.3
GOODWYN `A'/NORTH RANKIN `A'         2.1          2.0          0.1
RICHMOND                             7.9          8.2         (0.3)
SEAHAWK                              9.0          9.7         (0.7)
ATWOOD HUNTER                       12.0         12.9         (0.9)
VICKSBURG                            8.3          9.3         (1.0)
ATWOOD SOUTHERN CROSS               12.3         14.3         (2.0)
ATWOOD FALCON                       15.1         18.7         (3.6)
OTHER                                1.3          2.6         (1.3)
                                   -----        -----        -----
                                   $98.9        $98.5        $ 0.4
                                   =====        =====        =====

     The ATWOOD BEACON incurred operating costs for all of fiscal year 2004 compared to only two months in the prior fiscal year, as the rig was under construction for most of fiscal year 2003. The recording of a $1 million insurance deductible resulting from the damage incurred by the ATWOOD BEACON in its July 2004 incident also contributed to an increase in costs. The increase in daily operating costs of the ATWOOD EAGLE from $53,200 in fiscal year 2003 to $56,700 in fiscal year 2004 was primarily due to an increase in labor costs. Since drilling activities were suspended on the GOODWYN `A' and NORTH RANKIN `A' platforms at the end of fiscal year 2001, we have continued to provide a limited level of maintenance services to these rigs. Decreases in operating costs for the RICHMOND, SEAHAWK and ATWOOD HUNTER were due to declines in maintenance related costs. The decrease in drilling costs for the VICKSBURG was due to the temporary suspension of its contract with ExxonMobil during the current fiscal year (the contract resumed during the first quarter of fiscal year 2005), which in turn, suspended the amortization of expenses related to the upgrade costs incurred for this specific contract. In addition, agent fees were lower compared to prior fiscal year as the VICKSBURG did not incur any agent fees while working in Thailand during the second half of fiscal year 2004. During fiscal 2004, the ATWOOD SOUTHERN CROSS worked in India and Malaysia where daily operating costs are lower than Italy, its primary operating area in fiscal year 2003. The decrease in drilling costs for the ATWOOD FALCON was due to the rig operating in Australia for seven months of fiscal year 2003 at an approximate $25,000 per day higher operating costs compared to Asia, its location for all of fiscal year 2004. The higher operating costs resulted from Australian labor regulations requiring that marine union personnel must be employed for all offshore vessels that have propulsion. During the period that the ATWOOD FALCON worked in Australia, it was equipped with propulsion assist, which required the employment of marine personnel that was not required when the rig worked in Asia.

     Depreciation expense for the current fiscal year increased 22% as compared to the prior fiscal year. A comparative analysis of depreciation expense by rig for fiscal years 2004 and 2003 is as follows:



                                  DEPRECIATION EXPENSE
                                     (In millions)
                            --------------------------------
                             Fiscal     Fiscal
                              2004       2003      Variance
                            -------     ------     --------
ATWOOD BEACON               $ 5.2       $ 0.7       $ 4.5
ATWOOD EAGLE                  4.8         3.1         1.7
SEAHAWK                       5.1         4.7         0.4
ATWOOD SOUTHERN CROSS         4.2         4.0         0.2
VICKSBURG                     2.6         2.5         0.1
ATWOOD FALCON                 2.7         2.6         0.1
ATWOOD HUNTER                 5.4         5.4           -
RICHMOND                      0.9         1.9        (1.0)
OTHER                         0.7         0.9        (0.2)
                           ------      ------       -----
                           $ 31.6      $ 25.8       $ 5.8
                           ======      ======       =====



     The increase in depreciation expense for the ATWOOD BEACON was due to a full year of depreciation expense during fiscal year 2004 compared to only two months in fiscal year 2003 as the rig was under construction for most of the prior fiscal year. The increase in depreciation expense for the ATWOOD EAGLE was also due to a full year of depreciation expense during the current fiscal year compared to only seven months in the prior fiscal year as the rig was being upgraded during the first five months of fiscal year 2003. During the period when a rig is out of service for a significant upgrade that extends its useful life, no depreciation is recognized. The decrease in depreciation expense for the RICHMOND was due to extending its remaining useful life from 2 to 5 years effective October 1, 2003. The depreciable life of this rig was extended based upon an assessment of its commercial viability, coupled with our intent to continue marketing and operating the rig beyond 2 years.

     General and administrative expense decreased 19% in fiscal year 2004 compared to fiscal year 2003 primarily due to a reduction in professional fees related to our worldwide restructuring initiative incurred in the prior fiscal year. Our worldwide group of consolidated entities derives substantially all of their operating revenues from international offshore drilling of exploratory and developmental oil and gas wells and related support services. At the beginning of fiscal year 2003, we initiated a restructuring of our foreign subsidiaries and deployment of our worldwide assets to focus potential civil litigation which may arise from future offshore activities in foreign operations in the jurisdictions of the areas of those operations, to simplify our worldwide organizational structure for administrative and marketing reasons, to facilitate more efficient management and control of business operations, and to deploy our worldwide assets and capital in a more efficient manner among our consolidated group of companies. In addition to these operational efficiencies, it is expected that this restructuring will also provide long-term tax efficiencies. A significant part of this restructuring involved the contribution of a majority of our non-U.S. operations to Atwood Oceanics Pacific Limited, a wholly-owned Cayman Islands company, which had historically served as our offshore company for marketing, negotiating, and performing drilling contracts outside of the United States. At September 30, 2003, most of our planned restructuring initiative had been completed, with approximately $3 million of the increase in general and administrative expenses related to professional fees associated with this restructuring process.

     The $4.2 million increase in net interest expense was due to having no capitalized interest in fiscal year 2004 compared to $4.2 million of capitalized interest in fiscal year 2003 as a result of the completion of the upgrades program and construction of the ATWOOD BEACON during fiscal year 2003.

     Virtually all of our tax provision for fiscal year 2004 relates to taxes in foreign jurisdictions. The $9.6 million decrease in provision for income taxes in fiscal year 2004 compared to fiscal year 2003 was primarily due to the recording of a $4.7 million deferred foreign tax liability in fiscal year 2003 relating to Australian and Malaysian taxes after reassessing certain tax planning strategies in conjunction with the reorganization of our foreign subsidiaries undertaken in fiscal year 2003 and a reduction of $2.1 million in current foreign tax provisions in fiscal year 2004 compared to fiscal year 2003 primarily due to tax efficiencies resulting from the fiscal year 2003 reorganization.

Fiscal Year 2003 Versus Fiscal Year 2002

     Revenues for fiscal year 2003 decreased 3% compared to the prior year. A comparative analysis of revenues by rig for fiscal years 2003 and 2002 is as follows:


                                                REVENUES
                                              (In millions)
                                   --------------------------------
                                     Fiscal     Fiscal
                                      2003        2002     Variance
                                     ------     ------     --------
ATWOOD EAGLE                         $ 19.8      $ 15.2       $ 4.6
ATWOOD BEACON                           3.0           -         3.0
VICKSBURG                              25.0        22.5         2.5
RICHMOND                                8.3         7.1         1.2
SEAHAWK                                22.8        22.3         0.5
GOODWYN `A' / NORTH RANKIN `A'          1.8         1.9        (0.1)
ATWOOD FALCON                          32.4        33.5        (1.1)
ATWOOD SOUTHERN CROSS                  14.5        19.3        (4.8)
ATWOOD HUNTER                          17.2        27.4       (10.2)
                                     ------      ------       -----
                                     $144.8      $149.2       $(4.4)
                                     ======      ======       =====



     While utilization was consistent with prior year, the average dayrate for ATWOOD EAGLE during fiscal year 2003 was approximately $85,000 compared to $75,000 in the prior year. Fiscal year 2003 also included $2.7 million of mobilization revenue for the rig's relocation to West Africa. The ATWOOD BEACON commenced operations in August 2003 while being under construction all of the prior fiscal year. Fiscal year 2003 revenues for the VICKSBURG included $2.0 million of client reimbursements for capital upgrades, as utilization and average dayrates were consistent with the prior year. The increase in revenue for the RICHMOND was primarily due to the rig being 100% utilized in fiscal year 2003 compared to having 76 days of idle time in fiscal year 2002. The decrease in revenue for the ATWOOD FALCON was due to its mobilization to Australia and back to Malaysia during fiscal year 2003 compared to working at full operating dayrates for all of fiscal year 2002. Due to the softness of the Mediterranean market, utilization for the ATWOOD SOUTHERN CROSS decreased from approximately 85% in fiscal year 2002 to 70% in fiscal year 2003. Average dayrates for the ATWOOD HUNTER decreased from approximately $90,000 to $54,000 for the same periods.

     Contract drilling costs for fiscal year 2003 increased 31% as compared to the prior year. As discussed below, in order to maintain relatively high utilization of our fleet during a downturn in the offshore drilling market, we pursued short-term contract opportunities for the ATWOOD EAGLE, ATWOOD FALCON and ATWOOD SOUTHERN CROSS in high operating cost areas of West Africa, Australia and Italy. Compared to fiscal year 2002, approximately 95% of the increase in contract drilling costs in fiscal year 2003 related to these three rigs. A comparative analysis of contract drilling costs by rig for fiscal years 2003 and 2002 is as follows:

                                         CONTRACT DRILLING COSTS
                                             (In millions)
                                  -----------------------------------
                                    Fiscal       Fiscal
                                     2003         2002       Variance
                                   -------       ------      --------
ATWOOD EAGLE                       $ 19.4        $ 9.0       $ 10.4
ATWOOD FALCON                        18.7         10.2          8.5
ATWOOD SOUTHERN CROSS                14.3         11.1          3.2
ATWOOD BEACON                         1.4            -          1.4
SEAHAWK                               9.7          9.2          0.5
GOODWYN `A'/NORTH RANKIN `A'          2.0          2.1         (0.1)
VICKSBURG                             9.3          9.5         (0.2)
ATWOOD HUNTER                        12.9         13.4         (0.5)
RICHMOND                              8.2          9.3         (1.1)
OTHER                                 2.6          1.3          1.3
                                   ------       ------       ------
                                   $ 98.5       $ 75.1       $ 23.4
                                   ======       ======       ======


     Contract drilling costs for the ATWOOD EAGLE include $8.2 million of mobilization expenses incurred during the rig's relocation to West Africa. In addition, daily operating costs of the ATWOOD EAGLE increased as operating costs in West Africa were approximately 30% higher than in the Mediterranean, the rig's previous location. This increase in daily operating costs relates primarily to a significantly higher onshore cost of services to support our offshore operations, plus higher local labor costs. Due to limited office and living facilities in West Africa compared to the rig's previous location in the Mediterranean, the daily costs for such facilities and other services in West Africa were significantly higher than most other areas of the world. During fiscal year 2003, the ATWOOD FALCON worked seven months in Australia, where operating costs are higher than Southeast Asia, its primary operating location for all of the prior fiscal year, by approximately $25,000 per day due to increased personnel-related costs. Australian labor regulations require that marine union personnel must be employed for all offshore vessels that have propulsion. During the period that the ATWOOD FALCON worked in Australia, it was equipped with propulsion assist, which required the employment of marine personnel that was not required when the rig worked in Southeast Asia. We also incurred approximately $2.0 million in mobilization costs re-locating the ATWOOD FALCON to and from Australia.

     The increase in costs for the ATWOOD SOUTHERN CROSS resulted from the amortization of the planned maintenance and upgrade costs to meet Italian operating standards, as well as higher costs of operating in Italy for travel, shorebase operations and rentals. In addition, Italian regulations do not allow drilling rigs to operate in Italian waters without having original certification for all electrical equipment. We incurred additional operating costs in complying with this requirement. The ATWOOD BEACON commenced operations in August 2003 while being under construction all of the prior fiscal year. The decrease in costs for the RICHMOND for fiscal year 2003 was due to the shipyard repairs incurred during the prior fiscal year.

     Depreciation expense for fiscal year 2003 increased 8% as compared to the prior fiscal year. A comparative analysis of depreciation expense by rig for fiscal year 2003 and 2002 is as follows:


                                   DEPRECIATION EXPENSE
                                       (In millions)
                            -----------------------------------
                              Fiscal      Fiscal
                               2003        2002      Variance
                            --------     -------    --------
ATWOOD HUNTER                 $ 5.4       $ 4.2       $ 1.2
ATWOOD EAGLE                    3.1         2.2         0.9
ATWOOD BEACON                   0.7           -         0.7
RICHMOND                        1.9         1.6         0.3
VICKSBURG                       2.5         2.3         0.2
ATWOOD SOUTHERN CROSS           4.0         3.9         0.1
SEAHAWK                         4.7         4.8        (0.1)
ATWOOD FALCON                   2.6         2.7        (0.1)
OTHER                           0.9         2.2        (1.3)
                             ------      ------       -----
                             $ 25.8      $ 23.9       $ 1.9
                             ======      ======       =====


     During the period when a rig is out of service for a significant upgrade that extends its useful life, no depreciation expense is recognized. The increased depreciation on the ATWOOD HUNTER in fiscal year 2003 was due to a full year of depreciation expense compared to only three quarters in the prior fiscal year as the rig was completing its upgrade and relocation to the Mediterranean during the first quarter of fiscal year 2002. The increase for the ATWOOD EAGLE was due to an increase in the rig's depreciable basis resulting from the completion of its $90 million upgrade during fiscal year 2003. The ATWOOD BEACON commenced operations in August 2003 while being under construction during all of fiscal year 2002. We increased the depreciable basis of the RICHMOND by approximately $1 million during fiscal year 2003 which will be depreciated over the rig's remaining useful life which was 5 years at the time the change was made. Other depreciation expense decreased due to the fact that RIG-200 (sold in May 2003) was fully depreciated to its salvage value in fiscal year 2002 and thus had no depreciation expense for fiscal year 2003.

     General and administrative expense increased 39% in fiscal year 2003 primarily due to higher professional fees related to our worldwide restructuring initiative. Our worldwide group of consolidated entities derives substantially all of their operating revenues from international offshore drilling of exploratory and developmental oil and gas wells and related support services. At the beginning of fiscal year 2003, we initiated a restructuring of our foreign subsidiaries and deployment of our worldwide assets to focus potential civil litigation which may arise from future offshore activities in foreign operations in the jurisdictions of the areas of those operations, to simplify our worldwide organizational structure for administrative and marketing reasons, to facilitate more efficient management and control of business operations, and to deploy our worldwide assets and capital in a more efficient manner among our consolidated group of companies. In addition to these operational efficiencies, it is expected that this restructuring will also provide long-term tax efficiencies. A significant part of this restructuring involved the contribution of a majority of our non-U.S. operations to Atwood Oceanics Pacific Limited, a wholly-owned Cayman Islands company, which had historically served as our offshore company for marketing, negotiating, and performing drilling contracts outside of the United States. At September 30, 2003, most of our planned restructuring initiative had been completed, with approximately $3 million of the increase in general and administrative expenses related to professional fees associated with this restructuring process.

     The $3.4 million increase in net interest expense was due to an increase in the average amount of debt outstanding, a $1.2 million write off of deferred financing costs related to the prior credit facility, and due to a $1.9 million decrease in capitalized interest as compared to prior fiscal year as a results of the completion of the upgrade program and construction of the ATWOOD BEACON during fiscal year 2003.

     Virtually all of our tax provision for fiscal year 2003 relates to taxes in foreign jurisdictions. Due to the low level of operating income in the United
States, in addition to operating losses in certain nontaxable foreign jurisdictions, our effective tax rate for the fiscal year 2003 significantly exceeded the United States statutory rate. During fiscal year 2003, we recorded deferred foreign tax liabilities of $4.7 million relating to Australian and

     Malaysian taxes after reassessing certain tax planning strategies in conjunction with the reorganization of our foreign subsidiaries undertaken in fiscal year 2003. This deferred tax expense had no cash effect during fiscal year 2003.

LIQUIDITY AND CAPITAL RESOURCES

     We currently operate eight active offshore drilling units. Since fiscal year 1997, we have expended approximately $340 million on upgrading seven existing drilling units and approximately $120 million on constructing our eighth drilling unit, the ATWOOD BEACON. After expending approximately $100 million in each of the fiscal years 2001, 2002 and 2003 on our upgrade and rig construction programs, our capital expenditures declined to approximately $6.5 million in fiscal year 2004. We operate in a cyclical industry. Maintaining high equipment utilization in up, as well as down, cycles, is a key factor in generating cash to satisfy current and future obligations. For fiscal years 1999 though 2003, net cash provided by operating activities ranged from a low of approximately $13.7 million in fiscal year 2003 to a high of approximately $70.9 million in fiscal year 1999 compared to net cash provided by operating activities of approximately $25.6 million for fiscal year 2004. Our operating cash flows are primarily driven by our operating income, which reflects dayrates and rig utilization. The low level of net cash provided by operating activities in fiscal year 2003 was due to a downturn in market conditions during which we pursued short-term contract opportunities in high operating cost areas in order to maintain a high utilization of our fleet. Market conditions improved in fiscal year 2004 which enabled us to have higher cash flows and earnings compared to fiscal year 2003. We anticipate continuing improvements in market conditions in fiscal year 2005 and accordingly, expect continuing improvements in cash flows and earnings. Our existing cash commitments for fiscal year 2005 and beyond, outside of completing the funding of repair costs of the ATWOOD BEACON and funding current rig operations, include annual capital expenditures of $6 to $10 million for maintenance of our eight active drilling rigs and required quarterly repayments under the term facility of our credit agreement which will total $36 million for fiscal year 2005. We expect to generate sufficient cash flows from operations to satisfy these obligations. Repair costs for the ATWOOD BEACON are estimated to be approximately $25 million, all of which is expected to be covered by insurance proceeds, and current rig operations will be funded from current operating cash flows.

     We funded our equipment upgrade and construction programs through a combination of internally generated funds and funds borrowed under credit facilities. On April 1, 2003, we executed a $225 million senior secured credit facility, or the Credit Facility, with four industry banks to refinance our prior existing indebtedness and to provide for on-going working capital and general corporate needs. In June 2003, the borrowing capacity under the Credit Facility was increased to $250 million, with five additional banks joining the syndication group. The Credit Facility contains financial covenants, including but not limited to, requirements for maintaining certain net worth and other financial ratios, and restrictions on disposing of any material assets, paying cash dividends or repurchasing any of our outstanding common stock and incurring any additional indebtedness in excess of $3 million. In June 2003, we also amended the Credit Facility to increase the allowed ratio limit of outstanding debt to earnings before interest, income taxes and depreciation. However, the ratio, as amended in June 2003, was based upon estimates that did not assume a continuing decline in market conditions which negatively impacted our fiscal year 2003 fourth quarter results. Therefore, in November 2003, the Credit Facility was further amended, effective as of September 30, 2003, to redefine the calculation of the ratio of outstanding debt to earnings, before interest, income taxes and depreciation. The November amendment increased the permitted ratio levels from 5.75 to 6.25 at December 31, 2003, reducing to 5.50 at March 31 and June 30, 2004, 4.00 at September 30, 2004 and 3.00 thereafter. We are in compliance with all financial covenants at September 30, 2004 and expect to remain in compliance with all financial covenants during fiscal year 2005. Further, at all times during fiscal years 2002, 2003 and 2004 when we were required to determine compliance with our financial covenants, we were in compliance with the covenants. Aside from the financial covenants, no other provisions exist in the Credit Facility that could result in acceleration of the April 1, 2008 maturity date.

     The Credit Facility consists of a 5-year $150 million amortizing Term Loan Facility and a 5-year $100 million non-amortizing revolving loan facility. The term loan facility requires quarterly payments of $6 million commencing on December 31, 2003, increasing to quarterly payments of $9 million commencing on December 31, 2004 until maturity on April 1, 2008. The Credit Facility permits prepayment of principal at anytime without incurring a penalty. At September 30, 2004, we had $55 million outstanding under the revolving loan facility and $126 million outstanding under the term loan facility. With the repayment in October 2004 of the then $55 million outstanding under our revolving loan facility from proceeds received from the public offering of 1,175,000 shares of our common stock and cash on hand, we currently have approximately $99 million of available borrowing capacity and with a debt to total capitalization ratio currently less that 30%, we expect to remain in compliance with all financial covenants during fiscal year 2005.

     The collateral at September 30, 2004 for the Credit Facility consists primarily of preferred mortgages on all eight of our active drilling units (with an aggregate net book value at September 30, 2004 totaling approximately $384 million). We are not required to maintain compensating balances; however, we are required to pay a fee of approximately .80% per annum on the unused portion of the revolving loan facility and certain other administrative costs.

     The SEASCOUT, a semisubmersible hull planned for future conversion and upgrade to a semisubmersible tender assist vessel, continues to be cold-stacked. The cost to convert and upgrade the SEASCOUT will be around $70 million. There are no current capital commitments on the SEASCOUT, with a conversion and upgrade not to be undertaken until an acceptable contract opportunity has been secured and adequate financing is in place. We continue to periodically increase and adjust our planned capital expenditures and financing of such expenditures in light of current market conditions.

     Our portfolio of accounts receivable is comprised of major international corporate entities with stable payment experience. Historically, we have not encountered significant difficulty in collecting receivables and typically do not require collateral for our receivables. The insurance receivable of approximately $25 million at September 30, 2004 relates to repairs being made to the ATWOOD BEACON. We expect to encounter no difficulty in collecting these receivables. We have no allowances for doubtful accounts at September 30, 2004.

COMMITMENTS (In Thousands)

     The following table summarizes our obligations and commitments at September 30, 2004:


                           Fiscal      Fiscal      Fiscal       Fiscal
                            2005        2006        2007         2008
                          -------     -------     -------      -------
Long-Term Debt (1)        $36,000     $36,000     $36,000      $73,000
Operating Leases              628         647         647          108
                          -------     -------     -------      -------
                          $36,628     $36,647     $36,647      $73,108
                          =======     =======     =======      =======


(1) The $55 million loan outstanding under the revolving credit facility, due 2008, was repaid from the proceeds of our stock offering in October 2004 and cash on hand.

     Excluded from the above table is interest associated with borrowings under the Credit Facility because the applicable interest rate is variable. After payment of the $55 million revolving portion of the Credit Facility, the principal amount outstanding under the Credit Facility included in the above table is $126 million which currently bears interest at a rate of approximately 3.8%.

CRITICAL ACCOUNTING POLICIES

     Significant accounting policies are included in Note 2 to our consolidated financial statements for the year ended September 30, 2004. These policies, along with the underlying assumptions and judgments made by management in their application, have a significant impact on our consolidated financial statements. We identify our most critical accounting policies as those that are the most pervasive and important to the portrayal of our financial position and results of operations, and that require the most difficult, subjective and/or complex judgments by management regarding estimates about matters that are inherently uncertain. Our most critical accounting policies are those related to property and equipment, impairment of assets, income taxes, and employee stock-based compensation.

     We currently operate eight active offshore drilling units. All of these assets are premium equipment and should provide many years of quality service. At September 30, 2004, the carrying value of our property and equipment totaled $401.1 million, which represents 80% of total assets. This carrying value reflects the application of our property and equipment accounting policies, which incorporate estimates, assumptions and judgments by management relative to the useful lives and salvage values of our rigs and vessels. The estimated useful lives of our drilling units and related equipment range from 3 years to 25 years and our salvage values are generally based on 5% of capitalized costs. Any future increases in our estimates of useful lives or salvage values will have the effect of decreasing future depreciation expense in earlier future years and spreading the expense to later years. Any future decreases in our useful lives or salvage values will have the effect of accelerating future depreciation expense. For example, effective October 1, 2003, we extended the remaining depreciable life of the RICHMOND from 2 to 5 years, due to our recent assessment of the rig's commercial viability, coupled with our intent to continue marketing and operating the rig beyond 2 years. Depreciation expense was recorded over the past fiscal year on a straight-line method and will continue to be recorded on a straight-line method over the next 4 years. However, as a result of the change in depreciable life and related depreciation expenses being extended into years 3 to 5, depreciation expense was lower in the last fiscal year than it otherwise would have been, and the same will be true for fiscal year 2005.

     We evaluate the carrying value of our property and equipment when events or changes in circumstances indicate that the carrying value of such assets may be impaired. Asset impairment evaluations are, by nature, highly subjective. Operations of our drilling equipment are subject to the offshore drilling requirements of oil and gas exploration and production companies and agencies of foreign governments. These requirements are, in turn, subject to fluctuations in government policies, world demand and price for petroleum products, proved reserves in relation to such demand and the extent to which such demand can be met from onshore sources. The critical estimates which result from these dynamics include projected utilization, dayrates, and operating expenses, each of which impact our estimated future cash flows. Over the last ten years, our equipment utilization rate has averaged approximately 90%; however, if a drilling vessel incurs significant idle time or receives dayrates below operating costs, its carrying value could become impaired. The estimates, assumptions and judgments used by management in the application of our property and equipment and asset impairment policies reflect both historical experience and expectations regarding future industry conditions and operations. The use of different estimates, assumptions and judgments, especially those involving the useful lives of our rigs and vessels and expectations regarding future industry conditions and operations, would likely result in materially different carrying values of assets and results of operations.

     We conduct operations and earn income in numerous foreign countries and are subject to the laws of taxing jurisdictions within those countries, as well as
United States federal and state tax laws. At September 30, 2004, we have an $18.6 million net deferred income tax liability. This balance reflects the application of our income tax accounting policies in accordance with statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Such accounting policies incorporate estimates, assumptions and judgments by management relative to the interpretation of applicable tax laws, the application of accounting standards, and future levels of taxable income. The estimates, assumptions and judgments used by management in connection with accounting for income taxes reflect both historical experience and expectations regarding future industry conditions and operations. Changes in these estimates, assumptions and judgments could result in materially different provisions for
deferred  and  current   income  taxes.

     We currently measure compensation expense for our employee stock-based compensation plan using the intrinsic value method prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees and provide pro forma disclosures of the effect on net income and earnings per share as if the fair value-based method had been applied in measuring compensation expense. We have elected to follow APB Opinion No. 25 because, as further discussed at Note 2 of the Notes to Consolidated Financial Statements, the alternative fair value accounting provided for under SFAS No. 123, Accounting for Stock-Based Compensation, requires use of option valuation models that were not developed for use in valuing employee stock options and employee stock purchase plan shares. Under APB Opinion No. 25, when the exercise price of employees' stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized.

     On March 31, 2004, the FASB issued a proposed Statement, Share-Based Payment, that addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. The proposed Statement would eliminate the ability to account for share-based compensation transaction using APB Opinion No. 25 and generally would require instead that such transactions be accounted for using a fair-value-based method. If adopted, it is currently anticipated that the proposed Statement would be effective for us beginning in the fourth quarter of fiscal year 2005.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In December 2003, the FASB issued a revised version of Interpretation No. 46, "Consolidation of Variable Interest Entities--An Interpretation of ARB No. 51 ("FIN 46-R") which was originally issued in January 2003. A variable interest entity ("VIE") is created when: (i) the equity investment at risk is not sufficient to permit the entity from financing its activities without additional subordinated financial support for other parties; (ii) equity holders at risk either: (a) lack direct or indirect ability to make decisions about the entity,
(b) are not obligated to absorb expected losses of the entity or (c) do not have the right to receive expected residual returns of the entity if they occur; or
(iii) the equity holders have voting rights that are disproportionate to their economic interests, and the activities of the VIE involve or are conducted on behalf of an equity holder with a disproportionately small voting interest. If an entity is deemed to be a VIE, pursuant to FIN 46-R, an enterprise that absorbs the majority of the expected losses of the VIE is considered the primary beneficiary and must consolidate the VIE. The application of FIN 26 (as amended by FIN 46-R) is required in financial statements of public entities that have interest in variable interest entities or potential variable interest entities commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application by public entities (other than small business issuers) for all other types of entities is required in financial statements for periods ending after March 15, 2004. We adopted this interpretation in December 2003 and implementation of this interpretation did not have a material effect on our results of operations, our financial position or cash flows.

     In December 2003, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition," which supersedes SAB No. 101, "Revenue Recognition in Financial Statements." SAB No. 104's primary purpose is to rescind accounting guidance contained in SAB No. 101 related to multiple element revenue arrangements, which was superseded as a result of the issuance of Emerging Issues Task Force ("EITF") No. 00-21, "Revenue Arrangements with Multiple Deliverables." While the wording of SAB No. 104 has changed to reflect the issuance of EITF No. 00-21, the revenue recognition principles of SAB No. 101 remain largely unchanged by the issuance of SAB No. 104. The implementation of SAB No. 104 is not expected to affect our financial position, results of operations or cash flows.

DISCLOSURES ABOUT MARKET RISK

     We are exposed to market risk, including adverse changes in interest rates and foreign currency exchange rates as discussed below.

     Interest Rate Risk

     All of the $181 million of long-term debt outstanding at September 30, 2004, was floating rate debt. As a result, our annual interest costs in fiscal year 2005 will fluctuate based on interest rate changes. Because the interest rate on our long-term debt is a floating rate, the fair value of our long-term debt approximates carrying value as of September 30, 2004. The impact on annual cash flow of a 10% change in the floating rate (approximately 40 basis points) would be approximately $0.7 million, which we believe to be immaterial. We did not have any open derivative contracts relating to our floating rate debt at September 30, 2004.

     Foreign Currency Risk

     Certain of our subsidiaries have monetary assets and liabilities that are denominated in a currency other than their functional currencies. Based on September 30, 2004 amounts, a decrease of 10% in the foreign currency value relative to the United States dollar from the year-end exchange rates would not result in a material foreign currency transaction loss. Thus, we consider our current risk exposure to foreign currency exchange rate movements, based on net cash flows, to be immaterial. We did not have any open derivative contracts relating to foreign currencies at September 30, 2004.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Atwood Oceanics, Inc.:

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of changes in shareholder's equity present fairly, in all material respects, the financial position of Atwood Oceanics, Inc. (the "Company") and its subsidiaries as of September 30, 2004, and September 30, 2003, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP

Houston, Texas
December 10, 2004


                           CONSOLIDATED BALANCE SHEETS
                     Atwood Oceanics, Inc. and Subsidiaries


                                                                            September 30,
----------------------------------------------------------------------------------------------
(In thousands)                                                            2004         2003
----------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
     Cash and cash equivalents                                         $ 16,416      $ 21,551
     Accounts receivable                                                 32,475        30,864
     Insurance receivable                                                25,433             -
     Income tax receivable                                                    -         3,278
     Inventories of materials and supplies                               12,648        12,583
     Deferred tax assets                                                    290           550
     Prepaid expenses and other                                           5,704         7,186
                                                                      ---------     ---------
         Total Current Assets                                            92,966        76,012
                                                                      ---------     ---------
NET PROPERTY AND EQUIPMENT                                              401,141       443,102
                                                                      ---------     ---------
DEFERRED COSTS AND OTHER ASSETS                                           4,829         3,560
                                                                      ---------     ---------
                                                                      $ 498,936     $ 522,674
                                                                      =========     =========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
     Current maturities of long-term debt                              $ 36,000      $ 24,000
     Accounts payable                                                     9,398        10,403
     Accrued liabilities                                                 13,822         8,851
     Deferred credits                                                       833         6,695
                                                                        -------      --------
         Total Current Liabilities                                       60,053        49,949
                                                                        -------      --------
LONG-TERM DEBT, net of current maturities                               145,000       181,000
                                                                        -------      --------
OTHER LONG-TERM LIABILITIES:
     Deferred income taxes                                               18,930        21,217
     Deferred credits and other                                           3,364         7,041
                                                                        -------      --------
                                                                         22,294        28,258
                                                                       ========      ========
COMMITMENTS AND CONTINGENCIES (NOTE 10)
SHAREHOLDERS' EQUITY:
     Preferred stock, no par value;
         1,000,000 shares authorized, none outstanding                        -             -
     Common stock, $1 par value; 20,000,000 shares authorized
         with 13,873,000 and 13,851,000 issued and outstanding
         at September 30, 2004 and 2003, respectively                    13,873        13,851
     Paid-in capital                                                     57,917        57,404
     Retained earnings                                                  199,799       192,212
                                                                      ---------     ---------
         Total Shareholders' Equity                                     271,589       263,467
                                                                      ---------     ---------
                                                                      $ 498,936     $ 522,674
                                                                      =========     =========

The accompanying notes are an integral part of these consolidated financial statements.


                                 Atwood Oceanics, Inc. and Subsidiaries
                                 CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                    Years Ended September 30,
------------------------------------------------------------------------------------------------------
(In thousands, except per share amounts)                          2004          2003          2002
------------------------------------------------------------------------------------------------------

REVENUES:
      Contract drilling                                         $ 161,074      $144,765     $ 149,157
      Business interruption proceeds                                2,380             -             -
                                                                  -------       -------       -------
                                                                  163,454       144,765       149,157
 COSTS AND EXPENSES:
      Contract drilling                                            98,936        98,500        75,088
      Depreciation                                                 31,582        25,758        23,882
      General and administrative                                   11,389        14,015        10,080
                                                                  -------       -------     ---------
                                                                  141,907       138,273       109,050
                                                                  -------       -------     ---------
 OPERATING INCOME                                                  21,547         6,492        40,107
                                                                  -------       -------     ---------
 OTHER INCOME (EXPENSE):
      Interest expense, net of capitalized interest                (9,202)       (5,014)       (1,658)
      Investment income                                                57           158           328
                                                                  -------       -------     ---------
                                                                   (9,145)       (4,856)       (1,330)
                                                                  -------       -------     ---------
 INCOME BEFORE INCOME TAXES                                        12,402         1,636        38,777
 PROVISION FOR INCOME TAXES                                         4,815        14,438        10,492
                                                                  -------       -------     ---------
 NET INCOME (LOSS)                                                $ 7,587      $(12,802)    $ 28,285
                                                                  =======      -========    =========
 EARNINGS (LOSS) PER COMMON SHARE:
      Basic                                                        $ 0.55      $  (0.92)       $ 2.04
      Diluted                                                        0.54         (0.92)         2.02
 AVERAGE COMMON SHARES OUTSTANDING:
      Basic                                                        13,859        13,846        13,839
      Diluted                                                      14,032        13,846        13,994


The accompanying notes are an integral part of these consolidated financial statements.


                                        Atwood Oceanics, Inc. and Subsidiaries

                                         CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                    For Years Ended September 30,
-------------------------------------------------------------------------------------------------------------------------
(In thousands)                                                                    2004           2003          2002
-------------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES:
     Net income (loss)                                                         $  7,587      $ (12,802)    $ 28,285
     Adjustments to reconcile net income to net cash provided by operating activities:
         Depreciation                                                            31,582         25,758       23,882
         Amortization of debt issuance costs                                        711          2,101          358
         Amortization of deferred items                                             603            185           77
         Deferred federal income tax provision (benefit)                         (2,040)         5,350        2,500
         (Gain) loss on sale of assets                                              163           (421)
     Changes in assets and liabilities:
         Increase in accounts receivable                                          1,667         (5,200)      (8,930)
         Increase in insurance receivable                                        (9,133)            -            -
         Increase in inventory                                                      (65)        (3,449)         (23)
         Increase in deferred costs and other assets                               (970)           (94)      (6,275)
         Increase (decrease) in accounts payable                                   (487)         4,780          759
         Increase (decrease) in accrued liabilities                               4,971         (4,958)         600
         Increase in deferred credits and other liabilities                      (3,678)         4,051        6,615
         Net mobilization fees and credits                                       (5,311)        (1,062)      (1,177)
         Other decreases                                                             13           (565)      (3,229)
                                                                                 ------         ------       ------
                                                                                 18,026         26,476       15,157
                                                                                 ------         ------       ------
            Net Cash Provided by Operating Activities                            25,613         13,674       43,442
                                                                                 ------         ------       ------
CASH FLOW FROM INVESTING ACTIVITIES:
     Capital expenditures                                                        (6,527)      (101,819)     (89,416)
     Non-cash portion of capital expenditures                                        -              -         1,269
     Proceeds from sale of assets                                                    -           1,131           -
     Other                                                                           -             (23)          92
                                                                                 ------       --------      -------
         Net Cash Used by Investing Activities                                   (6,527)      (100,711)     (88,055)
                                                                                 ------       --------      -------
CASH FLOW FROM FINANCING ACTIVITIES:
     Proceeds from exercises of stock options                                       460             78          181
     Debt issuance costs paid                                                      (681)        (4,122)        (557)
     Proceeds from credit facilities                                                 -         264,500       60,000
     Proceeds from short-term note payable                                           -             -          6,154
     Principal payments on debt                                                 (24,000)      (179,523)      (6,131)
                                                                                -------       --------       ------
         Net Cash Provided by Financing Activities                              (24,221)        80,933       59,647
                                                                                -------         ------       ------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                           $ (5,135)      $ (6,104)    $ 15,034
CASH AND CASH EQUIVALENTS, at beginning of period                              $ 21,551       $ 27,655     $ 12,621
                                                                               --------       --------     --------
CASH AND CASH EQUIVALENTS, at end of period                                    $ 16,416       $ 21,551     $ 27,655
                                                                               ========       ========     ========
Supplemental disclosure of cash flow information:
     Cash paid during the year for domestic and foreign income taxes           $  5,549       $  7,914     $ 10,589
                                                                               ========       ========     ========
     Cash paid during the year for interest, net of amounts capitalized        $  9,208       $  4,003     $  1,704
                                                                               ========       ========     ========

Non-cash Activities:
     Increase in receivable related to reduction in value of the ATWOOD BEACON $ 16,300       $     -      $     -
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


                                        Atwood Oceanics, Inc. and Subsidiaries
                                         CONSOLIDATED STATEMENTS OF CHANGES IN
                                            SHAREHOLDERS' EQUITY



------------------------------------------------------------------------------------------------------------------------------
                                                                                                                   Total
                                                             Common Stock            Paid-in       Retained    Stockholders'
(In thousands)                                           Shares        Amount        Capital       Earnings        Equity
------------------------------------------------------------------------------------------------------------------------------

September 30, 2001                                     13,832       $13,832       $57,075        $176,729      $247,636
Net income                                                  -             -             -          28,285        28,285
Exercise of employee stock options                         13            13           168               -           181
Tax benefit from exercise of employee stock options         -             -            31               -            31
                                                       ------       --------       --------     ----------     --------
September 30, 2002                                     13,845        13,845        57,274         205,014       276,133
Net loss                                                    -             -             -         (12,802)      (12,802)
Exercise of employee stock options                          6             6            72              -             78
Tax benefit from exercise of employee stock options        -             -             58              -             58
                                                       ------       --------       --------     ----------     --------
September 30, 2003                                     13,851        13,851         57,404        192,212       263,467
Net income                                                  -             -              -          7,587         7,587
Exercise of employee stock options                         22            22            438              -           460
Tax benefit from exercise of employee stock options         -             -             75              -            75
                                                       ------       --------       --------      ---------     --------
September 30, 2004                                     13,873       $13,873        $57,917       $199,799      $271,589
                                                       ======       =======        =======       ========       =======


The accompanying notes are an integral part of these consolidated financial statements.

                     Atwood Oceanics, Inc. and Subsidiaries
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - NATURE OF OPERATIONS

     Atwood Oceanics, Inc., together with its wholly owned subsidiaries (collectively referred to herein as "we", "our" or the "Company"), is engaged in offshore drilling and completion of exploratory and developmental oil and gas wells and related support, management and consulting services principally in international locations. Presently, we own and operate a premium, modern fleet of eight mobile offshore drilling units and are involved in maintenance of two operator-owned platform drilling units in Northwest Australia for future drilling programs. In December 2000, we purchased a semisubmersible unit for a future conversion to a tender assist vessel once an acceptable contract opportunity is secured (see Note 3). Currently, we are involved in active operations in the territorial waters of Australia, Malaysia, Egypt, and the United States.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation -

     The consolidated financial statements include the accounts of Atwood Oceanics, Inc. and all of its wholly owned domestic and foreign subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Foreign exchange -

     The United States dollar is the functional currency for all areas of our operations. Accordingly, monetary assets and liabilities denominated in foreign currency are remeasured to United States dollars at the rate of exchange in effect at the end of the year, items of income and expense are remeasured at average monthly rates, and property and equipment and other nonmonetary amounts are remeasured at historical rates. Gains and losses on foreign currency transactions and remeasurements are included in contract drilling costs in the consolidated statements of operations. We recorded no foreign exchange gains or losses during fiscal year 2004 and recorded a foreign exchange loss of $.9 million in fiscal year 2003 and a foreign exchange gain of $.1 million in fiscal year 2002.

Accounts Receivable -

     We record trade accounts receivable at the amount we invoice our customer. These accounts do not bear interest. Our portfolio of accounts receivable is comprised of major international corporate entities and government organizations with stable payment experience. Historically, our uncollectible accounts receivable have been immaterial, and typically, we do not require collateral for our receivables. We provide an allowance for uncollectible accounts, as necessary, on a specific identification basis. However, we had no allowance for doubtful accounts at September 30, 2004 or 2003.

Inventories of Material and Supplies -

     Inventories consist of spare parts, material and supplies held for consumption and are stated principally at the lower of average cost or market, net of reserves for excess and obsolete inventory of $1.3 million at both September 30, 2004 and 2003.


Property and equipment -

     Property and equipment are recorded at cost. Interest costs related to property under construction are capitalized as a component of construction costs. With our upgrades and new rig construction programs completed at the end of fiscal year 2003, we had no capitalized interest during fiscal year 2004. Interest capitalized during fiscal 2003 and 2002 was $3.3 million and $2.3 million, respectively.

     Once a rig is placed in service, it is depreciated on the straight-line method over its estimated useful life, with depreciation discontinued only during the period when a drilling unit is out of service while undergoing a significant upgrade that extends its useful life. Our estimated useful lives of our various classifications of assets are as follows:


                                                 Years

Drilling vessels and related equipment......      5-25
Drill pipe..................................         3
Furniture and other.........................      3-10

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


Impairment of property and equipment -

     We periodically evaluate our property and equipment to determine that their net carrying value is not in excess of their net realizable value. These evaluations are performed when our Company has sustained significant declines in utilization and dayrates and recovery is not contemplated in the near future. We consider a number of factors such as estimated future cash flows, appraisals and current market value analysis in determining net realizable value. Assets are written down to their fair value if they are below their net carrying value

Deferred drydocking costs -

     We defer the costs of scheduled drydocking and charge such costs to expense over the period to the next scheduled drydocking (normally 30 months). At September 30, 2004 and 2003, deferred drydocking costs totaling $0.8 million and $0.4 million, respectively, were included in Deferred Costs and Other Assets in the accompanying Consolidated Balance Sheets.

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

Revenue recognition -

     We account for drilling and management contract revenue in accordance with the term of the underlying drilling or management contract. These contracts generally provide that revenue is earned and recognized on a daily basis. We provide crewed rigs to customers on a daily rate (i.e. "dayrate") basis. Dayrate contracts can be for a specified period of time or the time required to drill a specified well or number of wells. Revenues from dayrate drilling operations, which are classified under contract drilling services, are recognized on a per day basis as the work progresses. In addition, business interruption proceeds are also recognized on a per day basis. See Note 3 for further discussion of the ATWOOD BEACON incident.

Deferred fees and costs related to mobilization periods -

     Lump-sum fees received as compensation for the cost of relocating drilling rigs from one major operating area to another, whether received at commencement or upon termination of the drilling contract, are recognized as earned on a straight-line method over the term of the related drilling contract, as are the dayrates associated with the drilling contract. Dayrates are typically earned uniformly for a particular level of service over the life of a contract. In addition, we defer the mobilization costs relating to moving a drilling rig to a new area and amortize such costs on a straight-line basis over the life of the applicable drilling contract as well. Contract revenues and drilling costs are reported in the Statements of Operations at their gross amounts.

     At September 30, 2004 and 2003, deferred mobilization revenues totaled $0.8 million and $3.3 million, respectively, and deferred mobilization costs totaled $0.4 million and $0.9 million, respectively. Deferred mobilization revenues and deferred mobilization costs are classified as current or long-term in the accompanying Consolidated Balance Sheets based on the expected term of the applicable drilling contracts.

Cash and cash equivalents -

     Cash and cash equivalents consist of cash in banks and highly liquid debt instruments, which mature within three months of the date of purchase.

Insurance receivable -

     As of September 30, 2004, we have an insurance receivable of $25.4 million related to a claim filed as a result of damage sustained by the ATWOOD BEACON in July 2004 while positioning for its next well offshore Indonesia. We expect to collect this receivable during fiscal year 2005. See Note 3 for further discussion regarding the ATWOOD BEACON incident.

Earnings per common share -

     Basic and diluted earnings per share have been computed in accordance with SFAS No. 128, "Earnings per Share" (EPS). "Basic" EPS excludes dilution and is computed by dividing net income (loss) by the weighted-average number of common shares outstanding for the period. "Diluted" EPS reflects the issuance of additional shares in connection with the assumed conversion of stock options.

     The computation of basic and diluted earnings per share under SFAS No. 128 for each of the past three fiscal years is as follows (in thousands, except per share amounts):

                                                                 Per Share
                                         Net Income   Shares      Amount
                                         ----------   ------     ---------
Fiscal 2004:
     Basic earnings per share               $ 7,587     13,859      $ 0.55
     Effect of dilutive securities -
         Stock options                            -        173        (0.01)
                                            -------     ------      ------
     Diluted earnings per share             $ 7,587     14,032      $ 0.54
                                            =======     ======      ======
Fiscal 2003:
     Basic earnings per share              $(12,802)    13,846      $(0.92)
     Effect of dilutive securities -
         Stock options                            -          -           -
                                           --------     ------      ------
     Diluted earnings per share            $(12,802)    13,846      $ (0.92)
                                           ========     ======      =======
Fiscal 2002:
     Basic earnings per share              $ 28,285     13,839      $ 2.04
     Effect of dilutive securities -
         Stock options                            -        155        (0.02)
                                           --------     ------      -------
     Diluted earnings per share            $ 28,285     13,994      $ 2.02
                                           ========     ======      ======




     The calculation of diluted earnings per share for the years ended September 30, 2004, 2003 and 2002 excludes consideration of shares of common shares which may be issued in connection with outstanding stock options of 101,275, 825,000 and 183,000, respectively, (see Note 6) because such options were antidilutive. These options could potentially dilute basic EPS in the future.

Stock-Based compensation -

     Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" allows companies the choice of either using a fair value method of accounting for options, which would result in expense recognition for all options granted, or using an intrinsic value method as prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", with pro forma disclosure of the impact on net income (loss) of using the fair value option expense recognition method.

     We apply the recognition and measurement principles of APB Opinion No. 25 and related interpretations. Accordingly, no compensation costs have been recognized in net income from the granting of options pursuant to its stock option plans, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. See Note 6 for additional information related to our stock incentive plans.

     Had compensation costs been determined based on the fair value at the grant dates consistent with the method of SFAS No. 123, our net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands, except for per share amounts):

                                             Fiscal        Fiscal        Fiscal
                                              2004          2003          2002
                                             ------        ------        -----

Net (loss) income, as reported              $7,587     $ (12,802)     $ 28,285
Deduct:  Total stock-based
     employee compensation
     expense determined under fair
     value based method for all
     awards, net of related tax effects     (2,517)       (2,150)       (1,696)
                                            ------        ------        ------
Pro Forma, net income                       $5,070      $ (14,952)    $ 26,589
                                            ======      =========     ========
Earnings per share:
Basic - as reported                         $ 0.55       $ (0.92)       $ 2.04
Basic - pro forma                           $ 0.37       $ (1.08)       $ 1.92
Diluted - as reported                       $ 0.54       $ (0.92)       $ 2.02
Diluted - pro forma                         $ 0.36       $ (1.08)       $ 1.90

     The fair value of grants made for the past three fiscal years were estimated on the date of grant using the Black-Sholes Option Pricing model with the following weighted-average assumptions:


                                       Fiscal         Fiscal        Fiscal
                                        2004           2003          2002
                                       ------         ------        -----
Risk-Free Interest Rate                4.38%          3.58%         3.58%
Expected Volatility                   50.00%         50.00%        46.95%
Expected Life (Years)                      6              6           6-7
Dividend Yield                          None           None          None



Use of estimates -

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make extensive use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - PROPERTY AND EQUIPMENT

         A summary of property and equipment by classification is as follows (in thousands):


                                                 September 30,
                                          ------------------------
                                              2004           2003
                                             ------         ------
Drilling vessels and related equipment
     Cost                                 $ 608,584      $ 618,943
     Accumulated depreciation              (211,544)      (181,924)
                                           --------       --------
         Net book value                     397,040        437,019
                                           --------       --------

Drill Pipe
     Cost                                    10,240         10,224
     Accumulated depreciation                (7,259)        (6,010)
                                           --------        -------
         Net book value                       2,981          4,214
                                           --------        -------

Furniture and other
     Cost                                     7,635          9,072
     Accumulated depreciation                (6,515)        (7,203)
                                          ---------        -------
         Net book value                       1,120          1,869
                                          ---------        -------

NET PROPERTY AND EQUIPMENT                $ 401,141      $ 443,102
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

SEAHAWK -

     In January 2000, the SEAHAWK commenced drilling under its four-year contract extension in Malaysia following completion of its approximate $22 million upgrade.

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

     On July 25, 2004, the ATWOOD BEACON incurred damage to all three legs and the derrick while positioning for its next well offshore Indonesia. The rig and its damaged legs were transported to the builder's shipyard in Singapore for inspections and repairs. We expect all repairs to be completed in January 2005. We have insurance to cover the costs of repairs in excess of a $1 million deductible which was recorded as an expense in the fourth quarter of fiscal year 2004. At September 30, 2004, the book basis of the ATWOOD BEACON has been reduced by $16.3 million which is the estimated reduction in value caused by the incident. In addition, $7.7 million of costs were incurred related to the recovery of the rig of which $6.7 million is recorded as an insurance receivable at September 30, 2004 and $1.0 million was expensed during the fourth quarter of fiscal year 2004 to account for the insurance deductible. We also have loss of hire insurance coverage of $70,000 per day up to 180 days, which began after a 30-day waiting period commencing July 28, 2004. Revenue recognized from this insurance coverage totaled approximately $2.4 million in fiscal year 2004 and is reflected as business interruption proceeds on the Consolidated Statement of Operations. Accordingly, a $2.4 million insurance receivable is recorded related to these revenues as of September 30, 2004.

SEASCOUT -

     On December 5, 2000, we purchased the semisubmersible unit SEASCOUT for $4.5 million and subsequently have made certain improvements related to engineering and equipment removal. We purchased this unit for conversion and upgrade to a semisubmersible tender assist vessel. The conversion and upgrade will not be undertaken until an acceptable contract opportunity has been secured. The rig is currently cold stacked while awaiting an opportunity for an acceptable contract.

NOTE 4 - DEBT

LONG-TERM DEBT -

     A summary of long-term debt is as follows (in thousands):


                                                       September 30,
                                                  --------------------------
                                                      2004           2003
Credit facility, bearing interest
     (market adjustable) at approximately 4.00%
     per annum at September 30, 2004               $ 181,000     $ 205,000
Less - current maturities                             36,000        24,000
                                                   ---------     ---------
                                                   $ 145,000     $ 181,000
                                                   =========     =========

     On April 1, 2003, we executed a $225 million senior secured credit facility, or the Credit Facility, with four industry banks to refinance our prior existing indebtedness and to provide for on-going working capital and general corporate needs. In June 2003, the borrowing capacity under the Credit Facility was increased to $250 million, with five additional banks joining the syndication group. The Credit Facility contains financial covenants, including but not limited to, requirements for maintaining certain net worth and other financial ratios, and restrictions on disposing of any material assets, paying cash dividends or repurchasing any of our outstanding common stock and incurring any additional indebtedness in excess of $3 million. In June 2003, we also amended the Credit Facility to increase the allowed ratio limit of outstanding debt to earnings before interest, income taxes and depreciation. However, the ratio, as amended in June 2003, was based upon estimates that did not assume a continuing decline in market conditions which negatively impacted our fiscal year 2003 fourth quarter results. Therefore, in November 2003, the Credit Facility was further amended, effective as of September 30, 2003, to redefine the calculation of the ratio of outstanding debt to earnings, before interest, income taxes and depreciation. The November amendment increased the permitted ratio levels from 5.75 to 6.25 at December 31, 2003, reducing to 5.50 at March 31 and June 30, 2004, 4.00 at September 30, 2004 and 3.00 thereafter. We are in compliance with all financial covenants at September 30, 2004 and expect to remain in compliance with all financial covenants during fiscal year 2005. Further, at all times during fiscal year 2002, 2003 and 2004 when we were required to determine compliance with our financial covenants, we were in compliance with the covenants. Aside from the financial covenants, no other provisions exist in the Credit Facility that could result in acceleration of the April 1, 2008 maturity date.

     The Credit Facility consists of a 5-year $150 million amortizing Term Loan Facility and a 5-year $100 million non-amortizing revolving loan facility. The term loan facility requires quarterly payments of $6 million commencing on December 31, 2003, increasing to quarterly payments of $9 million commencing on December 31, 2004 until maturity on April 1, 2008. The Credit Facility permits prepayment of principal at anytime without incurring a penalty. At September 30, 2004, we had $55 million outstanding under the revolving loan facility and $126 million outstanding under the term loan facility. In October 2004, we repaid the $55 million outstanding under the revolving loan facility from proceeds received from the public offering of 1,175,000 shares of our common stock and cash on hand. The collateral at September 30, 2004 for the Credit Facility consists primarily of preferred mortgages on all eight of our active drilling units (with an aggregate net book value at September 30, 2004 totaling approximately $384 million). We are not required to maintain compensating balances; however, we are required to pay a fee of approximately .80% per annum on the unused portion of the revolving loan facility and certain other administrative costs.

     The Credit Facility also supports issuance, when required, of standby letters of guarantee. At September 30, 2004, standby letters of guarantee in the aggregate amount of approximately $1.5 million were outstanding.

     Future maturities of long-term debt are as follows (in thousands):

      FISCAL YEAR              AMOUNT
      -----------
        2005                   $ 36,000
        2006                     36,000
        2007                     36,000
        2008                     73,000
        ----                   --------
                               $181,000
                              =========

NOTE 5 - INCOME TAXES

     Domestic and foreign income before income taxes for the three-year period ended September 30, 2004 is as follows (in thousands):


                                 Fiscal        Fiscal         Fiscal
                                  2004          2003           2002
                                 ------        ------         ------
Domestic income (loss)          $ 1,094       $(5,112)       $ 5,076
Foreign income                   11,308         6,748         33,701
                               --------       -------       --------
                               $ 12,402       $ 1,636       $ 38,777
                               ========       =======       ========

     The provision (benefit) for domestic and foreign taxes on income consists of the following (in thousands):


                            Fiscal         Fiscal        Fiscal
                              2004           2003          2002
                            ------         ------        ------
Current - domestic        $   277       $    361      $ (3,025)
Deferred - domestic          (990)           700         2,500
Current - foreign           6,578          8,727        11,017
Deferred - foreign         (1,050)         4,650             -
                          -------       -------       --------
                          $ 4,815       $ 14,438      $ 10,492
                          =======       ========      ========



     Virtually all of our tax provision for the current and prior fiscal years relates to taxes in foreign jurisdictions. Due to the low level of operating income in the United States during the current fiscal year, and the operating loss in the United States in the prior fiscal year, in addition to operating losses in certain nontaxable foreign jurisdictions for both fiscal years, our effective tax rate for the fiscal year 2004 exceeds the United States statutory rate and significantly exceeded the United States statutory rate during fiscal year 2003.

     In connection with our restructuring in fiscal year 2003, operational changes, uncertainty of proposed changes in laws, and uncertainty in the application of existing laws caused us to reassess our intention to implement other tax planning strategies related to Malaysian and Australian rigs. As a result of that reassessment, we determined that such strategies were no longer viable given the potential risks involved. Therefore, we recorded deferred foreign tax liabilities of $4.7 million relating to Australian and Malaysian taxes in fiscal year 2003. This deferred tax expense had no cash effect during fiscal year 2003.

     The components of the deferred income tax assets (liabilities) as of September 30, 2004 and 2003 are as follows (in thousands):


                                                                            September 30,
                                                                   -----------------------------
                                                                         2004          2003
Deferred tax assets -
     Net operating loss carryforwards                                   $ 5,130       $ 5,368
     Tax credit carryforwards                                             1,250         1,590
     Book accruals                                                          260           550
                                                                         ------        ------
                                                                          6,640         7,508
                                                                         ------        ------
Deferred tax liabilities -
     Difference in book and tax basis of equipment                      (24,090)      (27,235)
     Deferred income                                                       (820)           -
                                                                        -------       -------
                                                                        (24,910)      (27,235)
                                                                        -------       -------

Net deferred tax assets (liabilities) before valuation allowance        (18,270)      (19,727)
Valuation allowance                                                        (370)         (940)
                                                                        -------      --------
                                                                       $(18,640)     $(20,667)
                                                                       ========      ========

Net current deferred tax assets                                        $    290      $    550
Net noncurrent deferred tax liabilities                                 (18,930)      (21,217)
                                                                        -------      --------
                                                                       $(18,640)     $(20,667)
                                                                       ========      ========

     All of the $5.1 million of Australian net operating loss carryforwards and $0.9 million of the $1.3 million of United States tax credit carryforwards do not expire. Management estimates these tax attributes will be utilized to offset tax obligations in future periods. However, $0.4 million of the United States tax credit carryforwards expire in 2008, and management estimates these credits will not be available to reduce future tax obligations. Thus, a $0.4 million valuation allowance is recorded as of September 30, 2004. An analysis of the change in the valuation allowance during the current fiscal year is as follows (in thousands):


Valuation Allowance as of September 30, 2003                940
     Utilization of foreign tax credit carryforwards       (570)
                                                          -----
Valuation Allowance as of September 30, 2004              $ 370
                                                          =====


     We do not provide federal income taxes on the undistributed earnings of our foreign subsidiaries that we consider to be permanently reinvested in foreign operations. In addition, there was no cumulative amount of such undistributed earnings at September 30, 2004.

     The differences between the statutory and the effective income tax rate are as follows:

                                                                            Fiscal         Fiscal        Fiscal
                                                                             2004           2003          2002
                                                                            ------         ------        ------
Statutory income tax rate                                                      35%            35%           35%
Impact of foreign reorganization                                                -            361             -
Prior period foreign tax true-ups                                              (3)             -             -
Increase (decrease) in tax rate resulting from -
  Foreign tax rate differentials, net of foreign tax credit utilization         7            487             (8)
                                                                              ---            ---            ---
Effective income tax rate                                                      39%           883%           27%
                                                                              ===            ===            ===


NOTE 6 - CAPITAL STOCK

PREFERRED STOCK-

     In 1975, 1,000,000 shares of preferred stock with no par value were authorized. No shares have been issued.

EQUITY INCENTIVE PLANS -

     We have a stock incentive plan ("2001 Plan") whereby 1,000,000 shares of common stock may be granted to officers, board members and key employees through December 5, 2011. At September 30, 2004, options to purchase 355,000 shares were outstanding under this Plan. We also have options outstanding to purchase 578,525 shares under a 1996 Plan and 49,150 shares under a 1990 Plan; however, under the 1996 and 1990 Plans, no additional shares are reserved for grant. Under all plans, the exercise price of each option equals the market price of one share of our common stock on the date of grant, with all outstanding options having a maximum term of 10 years. Options vest over a period from the end of the first to the fourth year from the date of grant under the 2001 Plan and from the end of the second to the fifth year from the date of grant under the 1996 and 1990 Plans. Each option is for the purchase of one share of our common stock. The stock incentive plans also provide for other types of awards, including but not limited to, restricted stock awards. To date, no awards other than options have been granted under the plans. All stock incentive plans currently in effect have been approved by the shareholders of our outstanding common stock.

     A summary of the status of our Plans as of September 30, 2004, 2003 and 2002, and changes during the years ended on those dates is presented below:


                                            Fiscal 2004               Fiscal 2003               Fiscal 2002
                                       ------------------------   ----------------------    -----------------------
                                                      Weighted                  Weighted                  Weighted
                                                      Average                   Average                   Average
                                        Number of     Exercise    Number of     Exercise    Number of     Exercise
                                        Options       Price       Options       Price       Options       Price
                                        ---------    ---------    ---------     ---------  -----------    ---------
Outstanding at beginning of Year         823,575      $ 31.37      825,075      $ 31.27      672,675      $ 30.93
Granted                                  185,000        27.65       20,000        28.69      171,500        31.46
Exercised                                (21,400)       21.53       (6,000)       13.10      (13,100)       13.83
Forfeited                                 (4,500)       31.07      (15,500)       26.78       (6,000)       39.73
Expired                                        -            -           -             -           -             -
                                        --------     --------     --------      -------      --------     -------
Outstanding at end of year               982,675       $ 30.92     823,575       $ 31.37     825,075       $ 31.27
                                         =======       =======     =======       =======     =======       =======
Exercisable at end of year               547,800       $ 31.33     431,325       $ 30.32     272,225       $ 28.30
                                         =======       =======     =======       =======     =======       =======
Available for grant at end of Year       700,625                   881,125                   885,625
                                         =======                   =======                   =======
Weighted-average fair value of
     options granted during the Year     $ 14.15                   $ 14.70                   $ 15.67
                                         =======                   =======                   =======

     The following table summarizes information about stock options outstanding at September 30, 2004:

                               Options Outstanding                                      Options Exercisable
                          ---------------------------------------------------   -------------------------------------
                                      Weighted Average
Range of                                  Remaining          Weighted Average                  Weighted Average
Exercise Prices           Shares      Contractual Life        Exercise Price       Shares       Exercise Price
---------------          --------    ------------------      ----------------      ------      -----------------
$ 6.56 to 6.69              5,300       0.3 years               $ 6.56             5,300           $ 6.56
16.63 to 18.97            119,350       2.9 years                17.67           119,350            17.67
27.82 to 28.00            247,000       7.3 years                27.26            64,500            27.97
30.06 to 37.75            499,750       6.7 years                32.43           269,875            32.89
42.71 to 52.06            111,275       4.3 years                47.62            88,775            48.87
                          -------                              -------           -------          -------
6.56 to 52.06             982,675       6.1 years               $30.92           547,800          $ 31.33
                          =======                              =======           =======          =======


RIGHTS AGREEMENT -

     In September 2002, we authorized and declared a dividend of one Right for each outstanding share of common stock as of November 5, 2002, subject to lender approval and consent, which was obtained. One Right will also be associated with each share of common stock that becomes outstanding after November 5, 2002 but before the earliest of the Distribution Date, the Redemption Date and the Final Expiration Date (as defined in Rights Agreement effective October 18, 2002, which governs the Rights). The Rights are not exercisable until a person or group of affiliated or associated persons begin to acquire or acquires beneficial ownership of 15 percent or more of our outstanding common stock. This provision does not apply to shareholders already holding 15 percent or more of our outstanding common stock as of November 5, 2002 until they acquire an additional 5 percent. When exercisable, each Right entitles the registered holder to purchase from us one one-thousandth of a share of our Series A Junior Participating Preferred Stock, no par value, at a price of $150 per one one-thousandth of a preferred share, subject to adjustment. The Rights will expire on November 5, 2012. At September 30, 2004, 500,000 preferred shares have been reserved for issuance in the event that Rights are exercised.

NOTE 7 - RETIREMENT PLAN

     We have a contributory retirement plan (the "Plan") under which qualified participants may make contributions, which together with our contributions, can be up to 100% of their compensation, as defined, to a maximum of $40,000. Participants must contribute from 1 to 5 percent of their earnings as a required contribution ("the basic contribution"). We make contributions to the Plan equal to twice the basic contributions. After six consecutive months of service, an employee can elect to become a participant in the Plan. Our contributions vest 100% to each participant after three years of service with us including any period of ineligibility mandated by the Plan. If a participant terminates employment before becoming fully vested, the unvested portion is credited to our account and can be used only to offset our contribution requirements. During fiscal years 2004 and 2002, $120,000 and $200,000 of forfeitures were utilized to reduce our cash contribution requirements, respectively. In fiscal year 2003, no forfeitures were utilized to reduce our cash contribution requirements. In fiscal years 2004, 2003 and 2002, actual cash contributions totaled approximately $2.4 million, $2.5 million and $2.2 million, respectively. As of September 30, 2004, there are approximately $56,000 of contribution forfeitures, which can be utilized to reduce our future cash contribution requirements.

NOTE 8 - FAIR VALUE OF FINANCIAL INSTRUMENTS

     The  carrying  values of cash and cash  equivalents,  accounts  receivable, accounts payable and accrued liabilities included in the accompanying Consolidated Balance Sheets approximate fair value due to the short maturity of these instruments. Since the Credit Facility (as described in Note 4) has a market adjustable interest rate, the carrying value approximated fair value as of September 30, 2004 and 2003.


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


     Revenues from significant customers from the prior three fiscal years are as follows (in thousands):

                                         Fiscal      Fiscal      Fiscal
                                          2004        2003        2002
                                        --------    --------    -------
ExxonMobil Production Malaysia, Inc.    $ 33,256    $ 47,827    $ 23,417
Esso Exploration Angola                      180      19,514           -
Woodside Energy Ltd.                       5,825      25,324       1,907
Shell Philippines Exploration B.V.             -           -      22,370
Burullus Gas Company                      16,734       5,541      27,319
Carigali - Triton Operating Company            -           -      20,474
Rashid Petroleum Company                       -         738       8,740

NOTE 10 - COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

     We lease our Houston, Texas office space under an operating lease agreement which will expire in fiscal year 2008.

     Future minimum lease payments for operating leases for the fiscal years ending September 30 are as follows (in thousands):

                2005.....................................628
                2006.....................................647
                2007.....................................647
                2008.....................................108

     Total rent expense under operating leases was approximately $597,000, $567,000 and $539,000 for fiscal years ended September 30, 2004, 2003, and 2002 respectively.

LITIGATION

     We are party to a number of lawsuits which are ordinary, routine litigation incidental to our business, the outcome of which, individually, or in the aggregate, is not expected to have a material adverse effect on our financial position, results of operations, or cash flows.

NOTE 11 - SUBSEQUENT EVENTS

     In October 2004, we sold in a public offering 1,175,000 shares of our common stock at an effective net price (before expenses) of $45.83 for total proceeds of approximately $53.9 million. We used these proceeds and cash on hand to repay the $55 million outstanding as of September 30, 2004 under the revolving portion of our Credit Facility.

NOTE 12 - RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In December 2003, the FASB issued a revised version of Interpretation No. 46, "Consolidation of Variable Interest Entities-- An Interpretation of ARB No. 51 ("FIN 46-R") which was originally issued in January 2003. A variable interest entity ("VIE") is created when: (i) the equity investment at risk is not sufficient to permit the entity from financing its activities without additional subordinated financial support for other parties; (ii) equity holders at risk either, (a) lack direct or indirect ability to make decisions about the entity,
(b) are not obligated to absorb expected losses of the entity or (c) do not have the right to receive expected residual returns of the entity if they occur; or
(iii) equity holders have voting rights that are disproportionate to their economic interests, and the activities of the VIE involve or are conducted on behalf of an equity holder with a disproportionately small voting interest. If an entity is deemed to be a VIE, pursuant to FIN 46-R, an enterprise that absorbs the majority of the expected losses of the VIE is considered the primary beneficiary and must consolidate the VIE. The application of FIN 26 (as amended by FIN 46-R) is required in financial statements of public entities that have interest in variable interest entities or potential variable interest entities commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application by public entities (other than small business issuers) for all other types of entities is required in financial statements for periods ending after March 15, 2004. We adopted this interpretation in December 2003 and implementation of this interpretation did not have a material effect on our results of operations or our financial position or cash flows.

     In December 2003, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition," which supersedes SAB No. 101, "Revenue Recognition in Financial Statements." SAB No. 104's primary purpose is to rescind accounting guidance contained in SAB No. 101 related to multiple element revenue arrangements, which was superseded as a result of the issuance of Emerging Issues Task Force ("EITF") No. 00-21, "Revenue Arrangements with Multiple Deliverables." While the wording of SAB No. 104 has changed to reflect the issuance of EITF No. 00-21, the revenue recognition principles of SAB No. 101 remain largely unchanged by the issuance of SAB No. 104. The implementation of SAB No. 104 is not expected to affect our financial position, results of operations or cash flows.

NOTE 13 - OPERATIONS BY GEOGRAPHIC AREAS

     We are engaged in offshore contract drilling. Our contract drilling operations consist of contracting owned or managed offshore drilling equipment primarily to major oil and gas exploration companies. Operating income is contract revenues less operating costs, general and administrative expenses and depreciation. In computing operating income (loss) for each geographic area, other income (expense) and domestic and foreign income taxes were not considered. Total assets are those assets that we use in operations in each geographic area.

     A summary of revenues, operating margin and identifiable assets by geographic areas is as follows (in thousands):



                                          Fiscal          Fiscal        Fiscal
                                           2004            2003          2002
                                         ---------      --------      ---------
CONTRACT REVENUES:
United States                            $   9,565      $   8,303     $   7,066
Southeast Asia                              97,654         59,671        78,330
Mediterranean Sea                           28,627         51,468        61,854
Australia                                   27,608         25,323         1,907
                                         ---------      ---------      --------
                                         $ 163,454      $ 144,765     $ 149,157
                                         =========      =========     =========

OPERATING INCOME (LOSS):
United States                            $  (2,197)     $  (4,232)    $  (5,891)
Southeast Asia                              30,070         23,163        39,890
Mediterranean Sea                              385         (7,692)       17,846
Australia                                    4,678          9,268        (1,658)
General and administrative expenses        (11,389)       (14,015)      (10,080)
                                         ---------      ---------     ---------
                                         $  21,547      $   6,492     $  40,107
                                         =========      =========     =========

TOTAL ASSETS:
United States                            $  30,370      $  38,336     $  43,548
Southeast Asia                             258,648        245,446       176,763
Mediterranean Sea                           95,253        122,586       219,019
Africa                                           -        111,179             -
Australia                                  113,331          3,062         3,720
General corporate and other                  1,334          2,065         2,188
                                         ---------      ---------     ---------
                                         $ 498,936      $ 522,674     $ 445,238
                                         =========      =========     =========

NOTE 14 - QUARTERLY FINANCIAL DATA (UNAUDITED)

     Summarized quarterly results for fiscal years 2004 and 2003 are as follows (in thousands, except per share amounts):

                                                                 QUARTERS ENDED
                                      ---------------------------------------------------------------------

                                        DECEMBER 31,      MARCH 31,         JUNE 30,       SEPTEMBER 30,
                                       -------------     -----------     ------------     ---------------
FISCAL 2004
Revenues                                 $ 35,325         $ 36,810          $ 48,386         $ 42,933
Income (loss) before income taxes             (64)           2,235             8,589            1,642
Net income (loss)                          (1,904)             462             5,685            3,344
Earnings per common share -
Basic                                       (0.14)            0.03              0.41             0.24
Diluted                                     (0.14)            0.03              0.40             0.24

FISCAL 2003
Revenues                                 $ 29,841         $ 35,073          $ 41,847         $ 38,004
Income (loss) before income taxes           2,374            1,428             2,207           (4,373)
Net income (loss)                             950              587               (82)         (14,257)
Earnings per common share -
Basic                                        0.07             0.04             (0.01)           (1.03)
Diluted                                      0.07             0.04             (0.01)           (1.03)

-----
     The sum of the individual quarterly net income per common share amounts may not agree with year-to-date net income per common share as each quarterly computation is based on the weighted average number of common shares outstanding during that period.


DIRECTORS                                                       OFFICERS

DEBORAH A. BECK (2, 3, 4)                                       JOHN R. IRWIN
  Executive Vice President - Planning and Technology              President, Chief Executive Officer
  Northwest Mutual Life Insurance Company
  Milwaukee, Wisconsin                                          JAMES M. HOLLAND
                                                                  Senior Vice President, Chief Financial Officer and
ROBERT W. BURGESS (2, 3, 4)                                       Secretary
  Financial Executive, Retired
  Orleans, Massachusetts                                        GLEN P. KELLEY
                                                                  Senior Vice President - Marketing and Administration
GEORGE S. DOTSON (1, 2, 3, 4)
  Vice President
  Helmerich & Payne, Inc.
  President
  Helmerich & Payne International
    Drilling Co.
  Tulsa, Oklahoma

HANS HELMERICH (1, 4)
  President, Chief Executive Officer
  Helmerich & Payne, Inc.
  Tulsa, Oklahoma

JOHN R. IRWIN (1)
  President, Chief Executive Officer
  Atwood Oceanics, Inc.
  Houston, Texas

WILLIAM J. MORRISSEY (2, 4)
  Bank Executive, Retired
  Elkhorn, Wisconsin

(1)  Executive Committee
(2)  Audit Committee
(3)  Compensation Committee
(4)  Nominating & Corporate Governance Committee

-------------------------------------------

ANNUAL MEETING

     The annual meeting of stockholders will be held at 10:00 A.M., Central Standard Time, on Thursday, February 10, 2005 at our principal office: 15835 Park Ten Place Drive, Houston, Texas, 77084. A formal notice of the meeting together with a proxy statement and form of proxy will be mailed to stockholders on or about January 15, 2005.

TRANSFER AGENT AND REGISTRAR

    Continental Stock Transfer & Trust Company
    2 Broadway
    New York, New York 10004

FORM 10-K

     A copy of our Form 10-K as filed with the Securities and Exchange Commission is available free on request by writing to:

    Secretary, Atwood Oceanics, Inc.
    P. O. Box 218350
    Houston, Texas 77218

     We file annual report on Form 10-K as well as quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the internet at the SEC's web site at http://www.sec.gov. Our website address is www.atwd.com. We make available free of charge on or through our website our annual report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information on our website is not incorporated by reference into this report or made a part hereof for any purpose. You may also read and copy any document we file, including our Form 10-K, at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and copy charges.

STOCK PRICE INFORMATION -

     The common stock of Atwood Oceanics, Inc. is traded on the New York Stock Exchange ("NYSE") under the symbol "ATW". No cash dividends on common stock were paid in fiscal year 2003 or 2004, and none are anticipated in the foreseeable future. As of December 10, 2004, there were over 750 beneficial owners of the common stock of Atwood Oceanics, Inc. As of December 10, 2004, the closing sale price of the common stock of Atwood Oceanics, Inc., as reported by NYSE, was $49.40 per share. The following table sets forth the range of high and low sales prices per share of common stock as reported by the NYSE for the periods indicated.

                                  Fiscal                     Fiscal
                                   2004                       2003
                          -----------------------    ------------------------
                              LOW        HIGH            LOW        HIGH
                          -----------------------    ------------------------
QUARTERS ENDED
December 31                 $ 23.30     $ 33.69        $ 24.39     $ 32.96
March 31                      31.53       40.27          24.45       31.10
June 30                       33.64       42.90          24.81       30.30
September 30                  36.48       48.75          23.06       28.20


BAR CHART - REVENUES ($ MILLIONS)
----------------------------------

    2000                 2001                 2002                 2003                 2004
    ----                 ----                 ----                 ----                 ----
  $136.0               $147.5               $149.2               $144.8               $163.5

BAR CHART - CAPITAL EXPENDITURES ($ MILLIONS)
---------------------------------------------
    2000                 2001                 2002                 2003                 2004
    ----                 ----                 ----                 ----                 ----
   $34.8               $107.8                $89.4               $101.8                 $6.5

BAR CHART - OPERATING INCOME ($ MILLIONS)
-------------------------------------------
    2000                 2001                 2002                 2003                 2004
    ----                 ----                 ----                 ----                 ----
   $37.2                $42.7                $40.1                 $6.5                $21.5

BAR CHART - NET INCOME (LOSS) ($ MILLIONS)
-------------------------------------------
    2000                 2001                 2002                 2003                 2004
    ----                 ----                 ----                 ----                 ----
   $23.1                $27.3                $28.3               ($12.8)                $7.6
