Form 10-K, Exhibit 13
period 2006-09-30
ATWOOD OCEANICS INC
filed 2006-12-13
CIK 8411

EXHIBIT 13.1

                       2006 ANNUAL REPORT TO SHAREHOLDERS

                                   THE COMPANY



     This Annual Report is for Atwood Oceanics, Inc. and its subsidiaries, which are collectively referred to as "we", "our", or the "Company" except where stated otherwise. We are engaged in the international offshore drilling and completion of exploratory and developmental oil and gas wells and related support, management and consulting services. Presently, we own and operate a premium, modern fleet of eight mobile offshore drilling units and manage the operations of two operator-owned platform drilling units currently located in Northwest Australia. Since fiscal year 1997, we invested approximately $510 million in upgrading seven mobile offshore drilling units and constructing an ultra-premium jack-up unit, the ATWOOD BEACON. Upon its expected delivery on or before September 2008, the ATWOOD AURORA will be our ninth active mobile offshore drilling unit. We support our operations from our Houston headquarters and offices currently located in Australia, Malaysia, Malta, Egypt, Indonesia, Singapore and the United Kingdom.


                              FINANCIAL HIGHLIGHTS



                                             2006                   2005
                                             ----                   ----
                                                     (In Thousands)

FOR THE YEAR ENDED SEPTEMBER 30:
REVENUES                                    $276,625              $176,156
NET INCOME                                    86,122                26,011
CAPITAL EXPENDITURES                          78,464                25,563

AT SEPTEMBER 30:
NET PROPERTY AND EQUIPMENT                  $436,166              $390,778
TOTAL ASSETS                                 593,829               495,694
TOTAL SHAREHOLDERS' EQUITY                   458,894               362,137

TO OUR SHAREHOLDERS AND EMPLOYEES:

     We are pleased to report revenues, operating cash flows and net income for fiscal year 2006 were the highest in our thirty-nine year history. Our net income of $86 million, or $2.74 per diluted share, was more than twice our previous record net income in fiscal year 1998.

     Fiscal year 2006 ends with the Company in a strong position for the future. Our fleet utilization for the fiscal year was 100% and there were a number of accomplishments during the fiscal year in other key areas. Our contract backlog in terms of available rig days for our eight units, all contracted at historically high dayrates, is approximately 95% for fiscal year 2007, 80% for fiscal year 2008 and 40% for fiscal year 2009. This contract backlog provides strong upside visibility for fiscal year 2007 and further upside potential beyond fiscal year 2007, particularly with our deepwater and international jack-up leverage and with the ATWOOD HUNTER, ATWOOD SOUTHERN CROSS and RICHMOND contracts repricing in fiscal year 2008. Also, this year, our future visibility is enhanced with the change from well or well-to-well contracts to term contracts on the VICKSBURG, ATWOOD HUNTER, ATWOOD FALCON, SEAHAWK and ATWOOD BEACON. The ATWOOD SOUTHERN CROSS has a contract that continues into fiscal year 2008, and the ATWOOD EAGLE has a two-year contract at a high dayrate, currently estimated to commence in the first quarter of fiscal year 2009. Our new, ultra-premium jack-up, the ATWOOD AURORA, scheduled for delivery on or before September 2008, will offer growth potential when it commences operation as our ninth owned offshore drilling unit. Our remaining unit, the RICHMOND, is operating in the U.S. Gulf of Mexico. The RICHMOND has operated profitably in the Gulf of Mexico for many years.

     We continue to focus daily on safe, high standards of performance, our people and the continuing development of our organization for the future. Our safety and operational performance this fiscal year has been recognized by many of our clients.

     The Company also continued its fleet upgrade, enhancement and new construction program during the year with the successful completion of three shipyard update projects (the ATWOOD SOUTHERN CROSS, SEAHAWK and ATWOOD FALCON). Total expenditures of approximately $50 million for these projects brought our total project expenditures, since 1997, for fleet upgrade, renewal and construction completed, to over $500 million. Construction of our new, ultra-premium jack-up, the ATWOOD AURORA, also commenced this year.

     We are pleased with the Company's current position: a strong balance sheet with a current debt to total capitalization ratio of approximately 12% and a continuing trend for improvements in cash flows and financial results at historic levels. The demand by our clients for the services and equipment that our Company provides continues at a high level. Our strategy of focusing on safe, quality operations, premium equipment, long-standing client relationships, and being leveraged to attractive international markets has served us well - and we believe will serve us well in the future.

     We are in a position to be opportunistic, when the time is right, and, accordingly, continue to pursue and explore other future opportunities, as well as evaluating the best use of future cash flow balances.

     As always, we thank our shareholders for their confidence and our employees for their many contributions and achievements during fiscal year 2006, and we look forward to fiscal year 2007.



                                                  /S/ JOHN R. IRWIN
                                                  John R. Irwin


                     Atwood Oceanics, Inc. and Subsidiaries
                           FIVE YEAR FINANCIAL REVIEW

(In thousands, except per share amounts, fleet                                At or For the Years Ended September 30,
 data and ratios)                                                     2006         2005        2004         2003        2002
--------------------------------------------------------------------------------------------------------------------------------
STATEMENTS OF OPERATIONS DATA:
              Revenues                                              $ 276,625    $ 176,156    $163,454     $144,765    $149,157
              Contract drilling costs                                (144,366)    (102,849)    (98,936)     (98,500)    (75,088)
              Depreciation                                            (26,401)     (26,735)    (31,582)     (25,758)    (23,882)
              General and administrative expenses                     (20,630)     (14,245)    (11,389)     (14,015)    (10,080)
              Gain on sale of equipment                                10,548            -           -            -           -
                                                                     --------     --------    --------     --------    --------
              OPERATING INCOME                                         95,776       32,327      21,547        6,492      40,107
              Other expense                                            (3,940)      (6,719)     (9,145)      (4,856)     (1,330)
              Tax (provision) benefit                                  (5,714)         403      (4,815)     (14,438)    (10,492)
                                                                     --------     --------    --------     --------     -------
                               NET INCOME (LOSS)                    $  86,122     $ 26,011     $ 7,587     $(12,802)   $ 28,285
                                                                    =========     ========    ========     ========    ========

PER SHARE DATA(1):
              Earnings (loss) per common share:
                               Basic                                   $ 2.78       $ 0.86      $ 0.27      $ (0.46)     $ 1.02
                               Diluted                                 $ 2.74       $ 0.83      $ 0.27      $ (0.46)     $ 1.01
              Average common shares outstanding:
                               Basic                                   30,936       30,412      27,718       27,692      27,678
                               Diluted                                 31,442       31,220      28,064       27,692      27,988

FLEET DATA:
              Number of rigs owned or managed, at end
                               of period                                   10           11          11           11          10
              Utilization rate for in-service rigs (2)                   100%          98%         93%          92%         86%

BALANCE SHEET DATA:
              Cash and cash equivalents                              $ 32,276     $ 18,982    $ 16,416     $ 21,551    $ 27,655
              Working capital                                          86,308       35,894      32,913       26,063      43,735
              Net property and equipment                              436,166      390,778     401,141      443,102     368,397
              Total assets                                            593,829      495,694     498,936      522,674     445,238
              Total long-term debt (including current portion)         64,000       90,000     181,000      205,000     115,000
              Shareholders' equity (3) (4)                            458,894      362,137     271,589      263,467     276,133
              Ratio of current assets to current liabilities             2.41         1.64        1.55         1.52        2.44




Notes -

         (1) Fiscal years 2005, 2004, 2003 and 2002 have been restated to reflect a two-for-one stock split effected on March 2, 2006. See
               Note 7 to the consolidated financial statements for further dicussion.
         (2)   Excludes managed rigs, the SEASCOUT (sold in fiscal year
               2006), and contractual downtime on rigs upgraded.
         (3)   We have never paid any cash dividends on our common stock.
         (4) In October 2004, we sold 2,350,000 shares of common stock in a public offering.


                                             OFFSHORE DRILLING OPERATIONS
-----------------------------------------------------------------------------------------------------------------------------------
                               MAXIMUM     PERCENTAGE    LOCATION AT
                     YEAR       WATER      OF FY 2006    DECEMBER 12,                         CONTRACT STATUS AT
  RIG NAME         UPGRADED     DEPTH       REVENUES        2006        CUSTOMER              DECEMBER 12, 2006
  --------         ---------    -----       --------     ------------   --------              -----------------
SEMISUBMERSIBLES -
ATWOOD EAGLE       2000/2002    5,000 Ft.     17%        Offshore       BHP BILLITON       The rig is currently working under a
                                                         Australia      PETROLEUM PTY      drilling program for BHPB which could
                                                                        ("BHPB")           extend, if all option wells are drilled,
                                                                                           to November 2007.  Upon completion of
                                                                                           this drilling commitment, the rig has a
                                                                                           one (1) well contract commitment with
                                                                                           ENI Australia BV, followed by a two (2)
                                                                                           year contract commitment with Woodside
                                                                                           Energy, Ltd.   It should take until
                                                                                           December 2009 before these drilling
                                                                                           commitments are completed.


ATWOOD HUNTER      1997/2001    5,000 Ft.     23%        Offshore       WOODSIDE ENERGY,   The rig is currently working under a
                                                         Mauritania     LTD. ("WOODSIDE")  drilling program for Woodside which
                                                                                           extends to April 2008.

ATWOOD FALCON      1998/2006    5,000 Ft.     11%        Offshore       SARAWAK SHELL      The rig is currently working under a
                                                         Malaysia       BERHAD ("SHELL")   long-term drilling commitment with Shell
                                                                                           which extends to July 2009.


                                       4



ATWOOD SOUTHERN    1997/2006   2,000 Ft.      11%        Offshore      TOREADOR TURKEY     The rig is currently working under
CROSS                                                    Turkey        LIMITED             drilling commitments for six (6) wells
                                                                       ("TOREADOR")        plus two (2) options for Toreador and
                                                                       AND MELROSE         Melrose which could take until July 2007
                                                                       RESOURCES           to complete. Following completion of
                                                                       ("MELROSE")         these commitments, the rig has drilling
                                                                                           commitments in the Black Sea for Turkiye
                                                                                           Petrolleri A.O. and Vanco which could
                                                                                           extend to April 2008.


CANTILEVER JACK-UPS -
ATWOOD BEACON      Constructed 400 Ft.        12%        Offshore      GUJARAT STATE       The rig is currently being mobilized to
                   in 2003                               India         PETROLEUM           India to commence a twenty-five (25)
                                                                       CORPORATION LTD.    month contract for GSPC.
                                                                       ("GSPC")


VICKSBURG         1998        300 Ft.        11%        Offshore      CHEVRON OVERSEAS     The rig is currently working under a
                                                        Thailand      PETROLEUM            long-term drilling commitment for Chevron
                                                                      ("CHEVRON")          which will extend to June 2009.

ATWOOD AURORA     Under       400 Ft.         0%        N/A           N/A                  The rig is under construction in
                  Construction                                                             Brownsville,  Texas with expected
                                                                                           completion on or before September 2008.

                                       5



SUBMERSIBLE -
RICHMOND          2000/2002     70 Ft.        7%         U.S. Gulf of      HELIS OIL &     The rig is currently working for Helis
                                                         Mexico            GAS ("HELIS")   under a contract which could extend to
                                                                                           May/June 2007.

SEMISUBMERSIBLE TENDER ASSIST UNIT -
SEAHAWK           1992/1999/   600 Ft.        4%         Offshore          AMERADA HESS    The rig is currently working under a
                  2006                                   Equatorial        EQUATORIAL      two-year contractual commitment with Hess
                                                         Guinea            GUINEA, INC.    which extends to September 2008.  Hess
                                                                           ("HESS")        also has four (4) six-month options.

MODULAR PLATFORMS -
                                     MANAGEMENT CONTRACT
GOODWYN `A' and                  N/A          4%*        Australia         WOODSIDE        Both the GOODWYN `A' and NORTH RANKIN `A'
NORTH RANKIN `A'                                                                           are idle with planned breaks in drilling
                                                                                           We are currently providing rig
                                                                                           maintenance services to these rigs.



*For both units, collectively.


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

     Important factors that could cause our actual results of operations or our actual financial conditions to differ include, but are not necessarily limited to:

   *     our dependence on the oil and gas industry;

   *     the operational risks involved in drilling for oil and gas;

   * changes in rig utilization and dayrates in response to the level of activity in the oil and gas industry, which is significantly affected by indications and expectations regarding the level and volatility of oil and gas prices, which in turn are affected by such things as political, economic and weather conditions affecting or potentially affecting regional or worldwide demand for oil and gas, actions or anticipated actions by OPEC, inventory levels, deliverability constraints, and future market activity;

   * the extent to which customers and potential customers continue to pursue deepwater drilling;

   * exploration success or lack of exploration success by our customers and potential customers;

   * the highly competitive and cyclical nature of our business, with periods of low demand and excess rig availability;

   * the impact of the war with Iraq or other military operations, terrorist acts or embargoes elsewhere;

   *     our ability to enter into and the terms of future drilling contracts;

   *     the availability of qualified personnel;

   * our failure to retain the business of one or more significant customers;

   *     the termination or renegotiation of contracts by customers;

   *     the availability of adequate insurance at a reasonable cost;

   *     the occurrence of an uninsured loss;

   * the risks of international operations, including possible economic, political, social or monetary instability, and compliance with foreign laws;

   * the effect public health concerns could have on our international operations and financial results;

   *     compliance with or breach of environmental laws;

   * the incurrence of secured debt or additional unsecured indebtedness or other obligations by us or our subsidiaries;

   *     the adequacy of sources of liquidity;

   * currently unknown rig repair needs and/or additional opportunities to accelerate planned maintenance expenditures due to presently unanticipated rig downtime;

   * higher than anticipated accruals for performance-based compensation due to better than anticipated performance by us, higher than anticipated severance expenses due to unanticipated employee terminations, higher than anticipated legal and accounting fees due to unanticipated financing or other corporate transactions, and other factors that could increase general and administrative expenses;

   * the actions of our competitors in the offshore drilling industry, which could significantly influence rig dayrates and utilization;

   * changes in the geographic areas in which our customers plan to operate, which in turn could change our expected effective tax rate;

   * changes in oil and gas drilling technology or in our competitors' drilling rig fleets that could make our drilling rigs less competitive or require major capital investments to keep them competitive;

   *     rig availability;

   * the effects and uncertainties of legal and administrative proceedings and other contingencies;

   * the impact of governmental laws and regulations and the uncertainties involved in their administration, particularly in some foreign jurisdictions;

   * changes in accepted interpretations of accounting guidelines and other accounting pronouncements and tax laws;

   * the risks involved in the construction, upgrade, and repair of our drilling units; and

   * such other factors as may be discussed in our reports filed with the Securities and Exchange Commission, or SEC.


     These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. The words "believe," "impact," "intend," "estimate," "anticipate," "plan" and similar expressions identify forward-looking statements. These forward-looking statements are found at various places throughout this report. When considering any forward-looking statement, you should also keep in mind the risk factors described in our Form 10-K for the year ended September 30, 2006, particularly in Item 1A Risk Factors, to which this Annual Report is an exhibit, and in other reports or filings we make with the SEC from time to time. Undue reliance should not be placed on these forward-looking statements, which are applicable only on the date hereof. Neither we nor our representatives have a general obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date hereof or to reflect the occurrence of unanticipated events.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


OUTLOOK


     Revenues, operating cash flows and net income for fiscal year 2006 were the highest in our thirty-nine year history. All of our eight drilling units have contractual dayrate commitments that are the highest in their respective histories. Currently, we have approximately 95% and 80% of our available rig days contracted for fiscal years 2007 and 2008, respectively. A comparison of the average per day revenues for fiscal years 2006 and 2005 for each of our eight drilling units to their highest currently contracted dayrate commitment is as follows:


                                    AVERAGE           AVERAGE           HIGHEST
                                    PER DAY           PER DAY           CURRENTLY         PERCENTAGE
                                    REVENUES          REVENUES          CONTRACTED        CHANGE
                                    FOR FISCAL        FOR FISCAL        DAYRATE           FROM FISCAL
                                    YEAR 2005         YEAR 2006         COMMITMENT        YEAR 2006
                                    -----------       ----------        ----------        -----------

     ATWOOD EAGLE                   $95,000             $129,000        $405,000              214%
     ATWOOD HUNTER                  $61,000              172,000         245,000               42%
     ATWOOD FALCON                  $82,000               83,000         200,000              141%
     ATWOOD SOUTHERN CROSS          $30,000               82,000         305,000              272%
     ATWOOD BEACON                  $66,000               88,000         133,500               52%
     VICKSBURG                      $65,000               82,000         154,000               88%
     SEAHAWK                        $38,000               32,000          68,430              114%
     RICHMOND                       $33,000               55,000          80,000               45%

     The ATWOOD EAGLE is currently working under a contractual commitment offshore Australia at dayrates ranging from $150,000 to approximately $170,000 which should extend to November 2007. Following completion of this contract commitment, the rig will drill one (1) well at a dayrate of $360,000 and then commence a two-year contract commitment at a dayrate of $405,000 which should extend to December 2009. The ATWOOD HUNTER is currently working offshore Africa at dayrates ranging from $240,000 to $245,000 under a long-term contract commitment which should extend to April 2008. The ATWOOD FALCON has a contractual commitment offshore Malaysia at dayrates ranging from $93,000 to $200,000 which should extend into July 2009. Under this contractual commitment, during the period August 2006 to early November 2006 the rig incurred a $30 million water depth upgrade along with certain equipment refurbishments of which the customer will pay $24 million of such costs along with payment of a $90,000 dayrate during this shipyard period. The $24 million will be amortized into income on a straight-line basis over the term of the contract through July 2009. The ATWOOD SOUTHERN CROSS is currently working in the Black Sea and has several drilling commitments at dayrates ranging from $125,000 to $305,000 that should extend through the first half of fiscal year 2008. Currently, the ATWOOD BEACON is being relocated to India to commence a 25-month contract at dayrates ranging from $113,000 to $133,500. The VICKSBURG has contract commitments offshore Thailand at dayrates ranging from $94,500 to $154,000 that should extend to June 2009. The SEAHAWK is currently working offshore West Africa under a long-term drilling program that should extend to September 2008. This drilling contract provides for four six month options with a dayrate for the firm and option periods of $68,430. After the first year, the stated dayrate of $68,430 will increase based upon certain cost escalations. Our only rig in the U.S. Gulf of Mexico, the RICHMOND, has a current contract commitment at a dayrate of $80,000 which could extend to May/June 2007. The ATWOOD AURORA, an ultra premium jack-up to become our ninth owned offshore drilling unit upon its delivery, is under construction at Brownsville, Texas. The construction of this rig is currently expected to be completed on or before September 2008 at a total cost (including capitalized interest) of $160 million.

    The current strong market environment is not only supporting high equipment utilization with historical high dayrate environments, but also has resulted in a significant increase in our operating costs. Over the next few months, we expect daily operating costs for the ATWOOD EAGLE to average between $80,000 and $85,000. The ATWOOD HUNTER, during the time it works offshore Mauritania and Libya, is expected to incur daily operating costs between $55,000 and $60,000; however, costs could be higher during any relocation period or during any period when the rig is undergoing required inspections. The ATWOOD HUNTER is expected to be off dayrate for ten to fourteen days in December 2006 for required regulatory inspections and maintenance. Operating costs during this period could average between $60,000 and $65,000 per day. We expect that the ATWOOD FALCON will incur average daily operating costs between $45,000 and $50,000 while working offshore Malaysia; however, costs will be significantly higher during the first quarter of fiscal year 2007 ($85,000 to $95,000 per day) due to expensing certain costs incurred during the period the rig was in the shipyard undergoing its water depth upgrade. The ATWOOD SOUTHERN CROSS is also expected to have average daily operating costs in the Black Sea between $45,000 and $50,000; however, during the rig's relocation to the Black Sea during October 2006, operating costs were expected to average around $60,000 per day. Operating costs for our bottom supported drilling units (ATWOOD BEACON, VICKSBURG, and RICHMOND) should average between $30,000 and $35,000 per day. The SEAHAWK is expected to incur operating costs between $60,000 and $65,000 per day while working offshore Equatorial Guinea; however, these figures include an approximate $16,000 per day amortization of certain deferred costs on a straight-line basis over the life of the applicable drilling contract which will be more than offset by the amortization of related deferred fees of approximately $19,000 per day which are also recognized and earned on a straight-line basis over the life of the contract. Operating costs will vary for all rigs depending upon each rig's specific operating activities. For example, cost may increase when a rig is being relocated to a new drilling location, when a rig is undergoing required inspection or when a rig is undergoing extraordinary maintenance or equipment replacement.

     Despite the increase in operating costs for fiscal year 2006, our operating results significantly increased for fiscal year 2006 compared to fiscal year 2005. Although we anticipate a continuing trend for increases in operating costs during the next fiscal year, with our backlog of contracted days providing increasing revenue expectations, we anticipate that revenues, operating cash flows and earnings for fiscal years 2007 and 2008 will reflect a significant improvement over fiscal year 2006 operating results and are expected to be the highest in our history.


RESULTS OF OPERATIONS

Fiscal Year 2006 Versus Fiscal Year 2005

     Revenues for fiscal year 2006 increased 57% compared to the prior fiscal year. A comparative analysis of revenues by rig for fiscal years 2006 and 2005 is as follows:



                                                 REVENUES
                                               (In millions)
                                      -----------------------------------
                                         Fiscal      Fiscal
                                          2006        2005     Variance
                                        --------    --------   ---------
ATWOOD HUNTER                            $ 62.8      $ 22.1      $ 40.7
ATWOOD SOUTHERN CROSS                      29.9        10.8        19.1
ATWOOD EAGLE                               47.0        34.6        12.4
RICHMOND                                   20.2        11.9         8.3
ATWOOD BEACON                              32.1        24.2         7.9
AUSTRALIA MANAGEMENT CONTRACTS             12.9         5.2         7.7
VICKSBURG                                  30.0        23.6         6.4
ATWOOD FALCON                              30.1        29.8         0.3
SEAHAWK                                    11.6        13.9        (2.3)
                                         ------      ------      ------
                                         $276.6      $176.1      $100.5
                                         ======      ======      ======

     The increase in fleetwide revenues is primarily attributable to the increase in average dayrates due to improving market conditions and strong demand for offshore drilling equipment as noted in Market Outlook. Thus, unless otherwise noted below, the increase in revenues for each rig is due to the increases in contractual dayrates in fiscal year 2006 compared to fiscal year 2005.


     During the last quarter of fiscal year 2005, the ATWOOD SOUTHERN CROSS was relocated from Southeast Asia to the Mediterranean Sea with no revenues being realized during this relocation period. This relocation resulted in earned mobilization fees for the ATWOOD SOUTHERN CROSS increasing from $0.8 million in fiscal year 2005 to $8.1 million in fiscal year 2006, which, along with increases in contracted dayrates accounts for its increase in revenues. Increases in revenues for the ATWOOD HUNTER, ATWOOD EAGLE, VICKSBURG, ATWOOD BEACON, ATWOOD FALCON and the RICHMOND were related to each of these drilling units working under higher dayrate contracts in fiscal year 2006 compared to fiscal year 2005. The increase in revenues from the AUSTRALIA MANAGEMENT CONTRACTS was due to one of these managed rigs returning to active drilling. The decline in revenues for the SEAHAWK was due to the unit being upgraded in fiscal year 2006, with no revenues being realized during this upgrade period.



     Contract drilling costs for fiscal year 2006 increased 40% compared to the prior fiscal year. A comparative analysis of contract drilling costs by rig for fiscal years 2006 and 2005 is as follows:


                                                CONTRACT DRILLING
                                                       COSTS
                                                     (In millions)
                                       ------------------------------------
                                            Fiscal      Fiscal
                                             2006        2005      Variance
                                           -------      -------    --------
ATWOOD SOUTHERN CROSS                       $ 24.2       $ 9.1      $ 15.1
ATWOOD HUNTER                                 18.8        11.9         6.9
AUSTRALIA MANAGEMENT CONTRACTS                10.8         4.7         6.1
ATWOOD EAGLE                                  26.8        21.9         4.9
VICKSBURG                                     11.9         8.8         3.1
ATWOOD BEACON                                 10.4         8.5         1.9
ATWOOD FALCON                                 16.5        14.6         1.9
RICHMOND                                      10.4         8.9         1.5
SEAHAWK                                        8.4         9.9        (1.5)
OTHER                                          6.2         4.5         1.7
                                            ------      ------      ------
                                            $144.4      $102.8      $ 41.6
                                            ======      ======      ======



     The increase in fleetwide drilling costs was primarily attributable to four areas: rising personnel costs due to wage increases, increased repairs and maintenance expenses and freight costs due to the amount and timing of various repairs and maintenance projects and equipment enhancements and rising insurance costs due to increased premiums. Thus, unless otherwise noted below, the increase in drilling costs for each rig is primarily due to the four areas mentioned above.

     Besides the four areas discussed above, the increase in drilling costs for the ATWOOD SOUTHERN CROSS is also due to $8.6 million of mobilization expense amortization during the fiscal year 2006, compared to $0.8 million of deferred mobilization expense during fiscal year 2005 as the rig relocated from Southeast Asia to the Mediterranean during the fourth quarter of fiscal year 2005. The increase in drilling costs for the ATWOOD HUNTER also includes higher agent commissions due to increased revenues when compared to the prior fiscal year and due to its relocation from Egypt to Mauritania where operating costs are higher. As previously mentioned, one of our managed platform rigs in Australia commenced a new drilling program during the current fiscal year, and thus, service activities for our AUSTRALIA MANAGEMENT CONTRACTS for fiscal year 2006 have increased accordingly when compared to fiscal year 2005. The decrease in drilling costs for the SEAHAWK is due to $4.0 million of deferred mobilization costs for fiscal year 2006 due to the relocation of the rig from Southeast Asia to West Africa compared to no deferred mobilization costs in the prior fiscal year. Other drilling costs for fiscal year 2006 have increased primarily due to the recording of stock option compensation expense (resulting from adoption of Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment", or SFAS 123(R) on October 1, 2005) for field personnel.


     Depreciation expense for fiscal year 2006 decreased 1% as compared to the prior fiscal year. A comparative analysis of depreciation expense by rig for fiscal years 2006 and 2005 is as follows:

                                       DEPRECIATION EXPENSE
                                            (In millions)
                                    -------------------------------
                                    Fiscal      Fiscal
                                     2006        2005     Variance
                                    ------      ------    --------
SEAHAWK                              $ 1.6      $ 0.5       $ 1.1
ATWOOD HUNTER                          5.4        5.3         0.1
VICKSBURG                              2.8        2.7         0.1
ATWOOD BEACON                          5.3        5.2         0.1
RICHMOND                               0.9        0.9           -
ATWOOD FALCON                          2.8        2.8           -
ATWOOD EAGLE                           4.6        4.7        (0.1)
ATWOOD SOUTHERN CROSS                  2.9        4.5        (1.6)
OTHER                                  0.1        0.1           -
                                     -----      -----       -----
                                     $26.4      $26.7       $(0.3)
                                     =====      =====       =====


     The increase in depreciation expense for the SEAHAWK was due to the completion of a $16 million life enhancing upgrade during the fourth quarter of the current fiscal year. During the first quarter of the current fiscal year, the ATWOOD SOUTHERN CROSS underwent a life enhancing upgrade whereby the useful life of the rig was extended from approximately two to five years. Depreciation expense for our other units was relatively unchanged in fiscal year 2006 as compared to fiscal year 2005.

     In October 2005, we sold our semisubmersible hull, SEASCOUT, for $10 million (net after certain expenses) and our spare 15,000 P.S.I. BOP Stack for approximately $15 million. For the 2006 fiscal year period, gains on the sales of these two assets and other excess equipment totaled approximately $10.5 million in the aggregate. We had no operations or revenues associated with these assets prior to their sale.

     General and administrative expenses for fiscal year 2006 have increased 45% compared to the prior fiscal year due primarily to the following: $3.7 million of stock option compensation expense (resulting from adoption of SFAS 123(R) on October 1, 2005), a $1.5 million increase in professional fees primarily related to higher Sarbanes-Oxley compliance costs, and a $0.6 million increase in annual bonus compensation. Interest expense has decreased primarily due to the reduction of our outstanding debt while interest income has increased when compared to the prior fiscal year due to higher interest rates earned on higher cash balances.

     Virtually all of our tax provision for fiscal year 2006 relates to taxes in foreign jurisdictions. As a result of working in foreign jurisdictions, we earned a high level of operating income in certain nontaxable and deemed profit tax jurisdictions which significantly reduced our effective tax rate for the current fiscal year when compared to the United States statutory rate. In addition, we reversed a $1.8 million tax contingent liability due to the expiration of the statute of limitations in a foreign jurisdiction. Also, we were advised by a foreign tax authority that it had approved acceptance of certain amended prior year tax returns. The acceptance of these amended tax returns, along with the fiscal year 2005 tax return in this foreign jurisdiction, resulted in the recognition of a $4.6 million tax benefit in the third quarter. Including the two previously mentioned discrete items, which reduced our rate by 7%, our effective tax rate for fiscal year 2006 was approximately 6%.

     Excluding any discrete items that may occur, we expect our effective tax rate to be approximately 15-20% for fiscal year 2007 due to increased earnings in foreign jurisdictions with high statutory tax rates.

 Fiscal Year 2005 Versus Fiscal Year 2004

     Revenues for fiscal year 2005 increased 8% compared to the fiscal year 2004. A comparative analysis of revenues by rig for fiscal years 2005 and 2004 is as follows:

                                                   REVENUES
                                                 (In millions)
                                       -----------------------------------
                                           Fiscal      Fiscal
                                            2005        2004      Variance
                                          -------     --------    --------
ATWOOD EAGLE                              $ 34.6      $ 30.4        $ 4.2
ATWOOD FALCON                               29.8        26.0          3.8
ATWOOD BEACON                               24.2        20.7          3.5
AUSTRALIA MANAGEMENT CONTRACTS               5.2         2.0          3.2
ATWOOD HUNTER                               22.1        19.4          2.7
RICHMOND                                    11.9         9.6          2.3
VICKSBURG                                   23.6        24.3         (0.7)
ATWOOD SOUTHERN CROSS                       10.8        12.5         (1.7)
SEAHAWK                                     13.9        18.6         (4.7)
                                          ------      ------       ------
                                          $176.1      $163.5       $ 12.6
                                          ======      ======       ======


     During fiscal year 2005, the ATWOOD EAGLE was fully utilized at dayrates ranging from $89,000 to $109,000 compared to approximately 90% utilization at the same dayrates during fiscal year 2004. The increase in revenues for the ATWOOD FALCON was due to the rig being fully utilized during fiscal year 2005 at an average dayrate of $82,000 compared to 90% utilization at an average dayrate of $78,000 during fiscal year 2004. The ATWOOD BEACON had average per day revenues during fiscal year 2005 of $66,000 (which includes 100 days of business interruption proceeds) compared to average per day revenues during fiscal year 2004 of $62,000 (which includes 35 days of business interruption proceeds and 30 days of zero rate downtime immediately following its July 2004 incident which damaged its legs and derrick). Refer to Note 4 to the consolidated financial statements for further discussion of the Atwood Beacon incident. Since the end of fiscal year 2001, there has been a planned break in drilling activities on the GOODWYN `A' and NORTH RANKIN `A' platform rigs during which we have provided a limited amount of maintenance services to these platform rigs. However, during fiscal year 2005, service activities for NORTH RANKIN `A' increased due to a planned drilling program to commence during fiscal year 2006. The ATWOOD HUNTER was fully utilized during fiscal year 2005 at an average dayrate of $61,000 compared to 95% utilization during fiscal year 2004 at an average dayrate of $55,000. The increase in revenue for the RICHMOND was due to an increase in the average dayrate from $26,000 during fiscal year 2004 to $33,000 during fiscal year 2005. Revenues for the VICKSBURG were relatively consistent for fiscal years 2004 and 2005 while revenues for the ATWOOD SOUTHERN CROSS declined due to a decrease in the amount of earned mobilization revenue from $4.1 million in fiscal year 2004 to $0.8 million in fiscal year 2005 as the rig relocated twice during fiscal year 2004 and only once during fiscal year 2005. This decrease was partially offset by an increase in dayrates ranging from $35,000 to $40,000 during fiscal year 2005 compared to $30,000 to $35,000 during fiscal year 2004. The SEAHAWK was fully utilized during the fiscal year 2004 at an average dayrate of $50,000 compared to 85% utilization during fiscal year 2005 at an average dayrate of $45,000.

     Contract drilling costs for fiscal year 2005 increased 4% compared to fiscal year 2004. A comparative analysis of contract drilling costs by rig for fiscal years 2005 and 2004 is as follows:

                                              CONTRACT DRILLING
                                                     COSTS
                                                (In millions)
                                         -----------------------------------
                                             Fiscal     Fiscal
                                              2005       2004       Variance
                                            -------     -------     --------
AUSTRALIA MANAGEMENT CONTRACTS                $ 4.7       $ 2.1       $ 2.6
ATWOOD EAGLE                                   21.9        20.7         1.2
RICHMOND                                        8.9         7.9         1.0
SEAHAWK                                         9.9         9.0         0.9
VICKSBURG                                       8.8         8.3         0.5
ATWOOD HUNTER                                  11.9        12.0        (0.1)
ATWOOD FALCON                                  14.6        15.1        (0.5)
ATWOOD BEACON                                   8.5        10.2        (1.7)
ATWOOD SOUTHERN CROSS                           9.1        12.3        (3.2)
OTHER                                           4.5         1.3         3.2
                                             ------      ------       -----
                                             $102.8      $ 98.9       $ 3.9
                                             ======      ======       =====




     With the increase in service activities for NORTH RANKIN `A' during fiscal year 2005 due to a planned drilling program to commence during fiscal year 2006, drilling costs as well as revenues increased from our management of this platform rig. The increase in drilling costs for the ATWOOD EAGLE was due to higher labor costs due to local operating requirements offshore Australia, its location for all of the fiscal year 2005. The increase in drilling costs for the RICHMOND and SEAHAWK were primarily due to higher repair and maintenance expenses incurred on the rigs during the fiscal year ended September 30, 2005 compared to the fiscal year ended September 30, 2004. Drilling costs for the VICKSBURG, ATWOOD HUNTER, and ATWOOD FALCON remained relatively consistent for fiscal year 2005 compared to fiscal year 2004. The decline in drilling costs for the ATWOOD BEACON was due to a decrease in repair and maintenance expenses primarily resulting from the recording of a $1.0 million insurance deductible during fiscal year 2004 related to damage incurred during the rig's July 2004 incident. During most of the fourth quarter of fiscal year 2005, the ATWOOD SOUTHERN CROSS was being mobilized from Southeast Asia to the Mediterranean. Virtually all costs incurred during a mobilization period are deferred and amortized as an expense over the term of the new contract. Having deferred mobilization costs at the end of fiscal year 2005 compared to having no such deferred costs at the end of fiscal year 2004 accounts for its decline in drilling costs. The increase of other drilling costs during fiscal year 2005 was due to a $1.0 million reduction in the amount of insurance premium refunds received during fiscal year 2005 when compared to fiscal year 2004 and also due to fiscal year 2004 including the settlement of a dispute with a client which resulted in a reduction of operation costs of $0.6 million along with various other increases of non-drilling unit specific costs.

     Depreciation expense for fiscal year 2005 decreased 16% as compared to fiscal year 2004. A comparative analysis of depreciation expense by rig for fiscal years 2005 and 2004 is as follows:

                                             DEPRECIATION EXPENSE
                                                (In millions)
                                      --------------------------------
                                      Fiscal      Fiscal
                                       2005        2004      Variance
                                      -------     -------    --------
ATWOOD SOUTHERN CROSS                  $ 4.5       $ 4.2      $ 0.3
VICKSBURG                                2.7         2.6        0.1
ATWOOD FALCON                            2.8         2.7        0.1
ATWOOD BEACON                            5.2         5.2          -
RICHMOND                                 0.9         0.9          -
ATWOOD EAGLE                             4.7         4.8       (0.1)
ATWOOD HUNTER                            5.3         5.4       (0.1)
SEAHAWK                                  0.5         5.1       (4.6)
OTHER                                    0.1         0.7       (0.6)
                                       -----       -----      -----
                                       $26.7       $31.6      $(4.9)
                                       =====       =====      =====



     Effective October 1, 2004, we extended the remaining depreciable life of the SEAHAWK from 2 months to 5 years. The depreciable life of this rig was extended based upon entry into a contract that extended the rig's commercial viability for up to 5 years, coupled with our intent to continue marketing and operating the rig beyond 2 months. The decrease in other depreciation is due to certain non-rig assets becoming fully depreciated during the last quarter of fiscal year 2004 and the first quarter of fiscal year 2005. Depreciation expense for our other units was relatively unchanged in fiscal year 2005 as compared to fiscal year 2004.


     General and administrative expenses for fiscal year 2005 increased 25% compared to fiscal year 2004 due to significantly increased professional fees primarily resulting from compliance requirements of the Sarbanes-Oxley Act and due to $0.7 million of bonuses paid during fiscal year 2005, compared with no bonus payments during fiscal year 2004. Although the level of our outstanding debt has been reduced significantly from fiscal year 2004, the reduction of interest expense was partially offset by rising interest rates during fiscal year 2005. Interest income has increased when compared to fiscal year 2004 due to higher interest rates earned on cash balances and interest income earned on income tax refunds.


     Virtually all of our tax provision for fiscal years 2005 and 2004 related to taxes in foreign jurisdictions, with fiscal year 2005 also impacted by a $3.3 million United States tax benefit recognized. During fiscal year 2005 our provision was also offset by two other foreign discrete items. During the first quarter of fiscal year 2005, we received a $1.7 million tax refund in Malaysia related to a previously reserved tax receivable. In addition, a $1.0 million deferred tax benefit was recognized in June 2005 due to the filing and subsequent acceptance by the local tax authority, of amended prior year tax returns. On December 1, 2005, we received notification from the United States Department of Treasury that a previously reserved United States income tax refund we had been pursuing for over two years had been approved for payment. Based upon this approval, we reduced our income tax provision by the refund amount of $3.3 million for the year ended September 30, 2005. Furthermore, during fiscal year 2005, operating income earned in certain nontaxable and deemed profit tax jurisdictions was higher when compared to fiscal year 2004, including business interruption proceeds earned by the ATWOOD BEACON in a zero tax jurisdiction for approximately three and a half months, which contributed to our lower effective tax rate. As a result of these items, our effective tax rate for fiscal year 2005 was significantly less when compared to fiscal year 2004 and the United States statutory rate.

LIQUIDITY AND CAPITAL RESOURCES

     Since we operate in a very cyclical industry, maintaining high equipment utilization in up, as well as down, cycles is a key factor in generating cash to satisfy current and future obligations. For fiscal years 2001 through 2005, net cash provided by operating activities ranged from a low of approximately $13.7 million in fiscal year 2003 to a high of approximately $62.3 million in fiscal year 2001 compared to net cash provided by operating activities of approximately $85.5 million for fiscal year 2006. Our operating cash flows are primarily driven by our operating income, which reflects dayrates and rig utilization. The low level of net cash provided by operating activities in fiscal year 2003 was due to a downturn in market conditions during which we pursued short-term contract opportunities in high operating cost areas in order to maintain high utilization of our fleet. Operating results in fiscal years 2004, 2005 and 2006 reflected continuing improvements in market conditions which enabled us to have higher cash flows and earnings in these years compared to fiscal year 2003. Due to the significant increase in future dayrate commitments at historically high levels, we have pursued longer-term contract opportunities for some of our drilling units. We currently have approximately 95% and 80% of our available operating rig days committed for fiscal years 2007 and 2008, respectively. With the current historically high dayrate commitments on all eight of our actively owned drilling units, we anticipate significant improvement in cash flows and earnings during fiscal years 2007 and 2008. Other than our expected capital expenditures of $110 million to $115 million for fiscal year 2007, the only additional cash commitment for fiscal year 2007, outside of funding current rig operations, is our required quarterly repayments under the term portion of our senior secured credit facility which will total $36 million for fiscal year 2007. We expect to generate more than sufficient cash flows from operations to satisfy all of these obligations.

     In October 2004, we sold in a public offering 2,350,000 shares of our common stock at an effective net price (before expenses) of $22.92 for net proceeds of approximately $53.6 million. We used these proceeds and cash on hand to repay the $55 million outstanding under the revolving portion of our credit facility. As of September 30, 2006, we only had $54 million outstanding under the term portion of our credit facility, with $10 million (repaid in October
2006) outstanding under the revolving portion of our credit facility. Our total debt to capitalization ratio (debt/(debt + equity)) is 12% as of September 30, 2006. This ratio will continue to decline unless we identify an acceptable growth opportunity. However, we will continue to explore opportunities for value enhancing growth as they arise.

     We are in compliance with all financial covenants at September 30, 2006 and expect to remain in compliance with all financial covenants during fiscal year 2007. Further, at all times during fiscal year 2004, 2005 and 2006 when we were required to determine compliance with our financial covenants, we were in compliance with those covenants. Aside from the financial covenants, no other provisions exist in the credit facility that could result in acceleration of the April 1, 2008 maturity date.

     At September 30, 2006, the collateral for our credit facility consists primarily of preferred mortgages on all eight of our active drilling units (with an aggregate net book value at September 30, 2006 totaling approximately $397 million). We are not required to maintain compensating balances; however, we are required to pay a fee of approximately 0.60% per annum on the unused revolving portion of our credit facility and certain other administrative costs.

     In October 2005, we sold our semisubmersible hull, SEASCOUT, for $10 million (net after certain expenses) and our spare 15,000 P.S.I. BOP Stack for approximately $15 million. For the 2006 fiscal year period, gains on the sales of these two assets and other excess equipment totaled approximately $10.5 million in the aggregate. The approximate $26 million in cash received from the sales of excess equipment, plus borrowings under the revolving portion of our credit facility ($10 million outstanding at September 30, 2006) along with our operating cash flows, has allowed us to expend approximately $30 million toward the construction of the ATWOOD AURORA, approximately $16 million on upgrading the SEAHAWK, approximately $5 million in completing the ATWOOD SOUTHERN CROSS upgrade, approximately $16 million toward the ATWOOD FALCON upgrade and approximately $11 million in other capital expenditures during fiscal year 2006 and have cash and cash equivalents remaining on hand at September 30, 2006 of approximately $32 million.

     Our accounts receivable have increased by $40.4 million since September 30, 2005, primarily due to our increased rig utilization and higher dayrates. Our portfolio of accounts receivable is comprised of major international corporate entities with stable payment experience. Historically, we have not encountered significant difficulty in collecting receivables and typically do not require collateral for our receivables; however, we have a $0.8 million allowance for doubtful accounts at September 30, 2006. The insurance receivable of $0.6 million at September 30, 2005 and September 30, 2006, relates to repairs to be made to the ATWOOD BEACON. Final repairs on this rig were completed in November 2006, and we expect to collect the remaining $0.6 million insurance receivable associated therewith in fiscal year 2007.

     Long-term deferred credits have increased by $22.3 million since September 30, 2005, primarily due to deferred fees associated with the current fiscal year upgrades and mobilizations of the ATWOOD FALCON and SEAHAWK.




COMMITMENTS

     The following table summarizes our obligations and commitments (in thousands) at September 30, 2006:

                                                                      Fiscal
                           Fiscal    Fiscal    Fiscal      Fiscal    2011 and
                            2007      2008      2009        2010    thereafter
                           ------    ------    ------      ------   ----------
Long-Term Debt (1)        $36,000   $28,000     $   -      $   -     $     -
Purchase Commitments (2)   61,854    28,282         -          -           -
Operating Leases            1,916     1,102       978        845       3,570
                          -------   -------     -----      -----     -------
                          $99,770   $57,384     $ 978      $ 845     $ 3,570
                          =======   =======     =====      =====     =======




    (1) Excluded from the above table is interest associated with borrowings under our credit facility because the applicable interest rate is variable. The principal amount outstanding under our credit facility included in the above table is $64 million which currently bears interest at a rate of approximately 7%.
    (2) Rig construction and upgrade commitments for the ATWOOD AURORA and the ATWOOD FALCON, respectively.

CRITICAL ACCOUNTING POLICIES

     Significant accounting policies are included in Note 2 to our consolidated financial statements for the year ended September 30, 2006. These policies, along with the underlying assumptions and judgments made by management in their application, have a significant impact on our consolidated financial statements. We identify our most critical accounting policies as those that are the most pervasive and important to the portrayal of our financial position and results of operations, and that require the most difficult, subjective and/or complex judgments by management regarding estimates about matters that are inherently uncertain. Our most critical accounting policies are those related to revenue recognition, property and equipment, impairment of assets, income taxes, and employee stock-based compensation.

     We account for the drilling and management contract revenue in accordance with the terms of the underlying drilling or management contract. These contracts generally provide that revenue is earned and recognized on a daily rate (i.e. "dayrate") basis and dayrates are typically earned for a particular level of service over the life of a contract. Dayrate contracts can be for a specified period of time or the time required to drill a specified well or number of wells. Revenues from dayrate drilling operations, which are classified under contract drilling services, are recognized on a per day basis as the work progresses. In addition, lump-sum fees received at commencement of the drilling contract as compensation for the cost of relocating drilling rigs from one major operating area to another, as well as equipment and upgrade costs reimbursed by the customer are recognized as earned on a straight-line method over the term of the related drilling contract, as are the dayrates associated with such contract. However, lump-sum fees received upon termination of a drilling contract are recognized as earned during the period termination occurs. In addition, we defer the mobilization costs relating to moving a drilling rig to a new area and customer requested equipment purchases that will revert to the customer at the end of the applicable drilling contract. We amortize such costs on a straight-line basis over the life of the applicable drilling contract.

     We currently operate eight active offshore drilling units. These assets are premium equipment and should provide many years of quality service. At September 30, 2006, the carrying value of our property and equipment totaled $436.2 million, which represents 73% of our total assets. This carrying value reflects the application of our property and equipment accounting policies, which incorporate estimates, assumptions and judgments by management relative to the useful lives and salvage values of our units. Once a rig is placed in service, it is depreciated on the straight-line method over its estimated useful life, with depreciation discontinued only during the period when a drilling unit is out of service while undergoing a significant upgrade that extends its useful life. The estimated useful lives of our drilling units and related equipment range from 3 years to 25 years and our salvage values are generally based on 5% of capitalized costs. Any future increases in our estimates of useful lives or salvage values will have the effect of decreasing future depreciation expense in future years and spreading the expense to later years. Any future decreases in our useful lives or salvage values will have the effect of accelerating future depreciation expense.

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

     We conduct operations and earn income in numerous foreign countries and are subject to the laws of taxing jurisdictions within those countries, as well as United States federal and state tax laws. At September 30, 2006, we have a $16.0 million net deferred income tax liability. This balance reflects the application of our income tax accounting policies in accordance with statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Such accounting policies incorporate estimates, assumptions and judgments by management relative to the interpretation of applicable tax laws, the application of accounting standards, and future levels of taxable income. The estimates, assumptions and judgments used by management in connection with accounting for income taxes reflect both historical experience and expectations regarding future industry conditions and operations. Changes in these estimates, assumptions and judgments could result in materially different provisions for deferred and current income taxes.

     Effective October 1, 2005, we adopted Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment", or SFAS 123(R), using the modified prospective application transition method. Under this method, stock-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the requisite service period (generally the vesting period of the equity grant). In addition, stock-based compensation cost recognized includes compensation cost for unvested stock-based awards as of October 1, 2005. Prior to October 1, 2005, we accounted for share-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", or APB No. 25. No share-based employee compensation cost has been reflected in net income prior to October 1, 2005. Before that date, we reported the entire tax benefit related to the exercise of stock options as an operating cash flow. SFAS 123(R) requires us to report the tax benefit from the tax deduction that is in excess of recognized compensation costs (excess tax benefits) as a financing cash flow rather than as an operating cash flow. The cumulative effect of the change in accounting principle from APB No. 25 to FAS 123(R) was not material.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In June 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement 109." FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting, and disclosing uncertain tax positions within the financial statements. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. We are currently evaluating the impact of the adoption of FIN 48 on our consolidated financial position, results of operations and cash flows.

     In September 2005, the FASB issued SFAS No. 157, "Fair Value Measurements", or SFAS No. 157, which defines fair value, establishes methods used to measure fair value and expands disclosure requirements about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal year beginning after November 15, 2007, and interim periods within those fiscal periods. We are currently analyzing the provisions of SFAS No. 157 and determining how it will affect accounting policies and procedures, but we have not yet made a determination of the impact the adoption will have on our consolidated financial position, results of operations and cash flows.

     In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements", or SAB 108, which provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 requires that the materiality of the effect of a misstated amount be evaluated on each financial statement and the related financial statement disclosures, and that materiality evaluation be based on quantitative and qualitative factors. SAB 108 is effective for fiscal years beginning after November 15, 2006. We do not believe this guidance will have a material impact on our financial position, results of operations or cash flows.


DISCLOSURES ABOUT MARKET RISK

     We are exposed to market risk, including adverse changes in interest rates and foreign currency exchange rates as discussed below.

     Interest Rate Risk

     All of the $64 million of long-term debt outstanding at September 30, 2006, was floating rate debt. As a result, our annual interest costs in fiscal year 2006 will fluctuate based on interest rate changes. Because the interest rate on our long-term debt is a floating rate and due to our debt maturing in 2008, the fair value of our long-term debt approximated carrying value as of September 30, 2006. The impact on annual cash flow of a 10% change in the floating rate (approximately 70 basis points) would be approximately $0.4 million, which we believe to be immaterial. We did not have any open derivative contracts relating to our floating rate debt at September 30, 2006.

     Foreign Currency Risk

     Certain of our subsidiaries have monetary assets and liabilities that are denominated in a currency other than their functional currencies. Based on September 30, 2006 amounts, a decrease in the value of 10% in the foreign currencies relative to the United States dollar from the year-end exchange rates would result in a foreign currency transaction gain of approximately $0.2 million. Thus, we consider our current risk exposure to foreign currency exchange rate movements, based on net cash flows, to be immaterial. We did not have any open derivative contracts relating to foreign currencies at September 30, 2006.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

     Company management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting was designed by management, under the supervision of the Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States, and includes those policies and procedures that:

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

     Management assessed the effectiveness of the Company's internal control over financial reporting as of September 30, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

     Based on our evaluation under the framework in Internal Control-Integrated Framework, management has concluded that the Company maintained effective internal control over financial reporting as of September 30, 2006. PricewaterhouseCoopers LLP, our independent registered public accounting firm, has audited our assessment of the effectiveness of the Company's internal control over financial reporting as of September 30, 2006, as stated in their report which appears on the following page.


ATWOOD OCEANICS, INC.

by


/s/ John R. Irwin                               /s/ James M. Holland
John R. Irwin                                   James M. Holland
Director, President                             Senior Vice President and
and Chief Executive Officer                     Chief Financial Officer

December 12, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Atwood Oceanics, Inc.

     We have completed integrated audits of Atwood Oceanics, Inc.'s 2006 and 2005 consolidated financial statements and of its internal control over financial reporting as of September 30, 2006 and an audit of its 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of the Company at September 30, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     As discussed in Note 3 to the consolidated financial statements, in 2006 the Company changed its method of accounting for share-based compensation as a result of adopting the provisions of Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment."

Internal control over financial reporting

     Also, in our opinion, management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, which appears on the preceding page, that the Company maintained effective internal control over financial reporting as of September 30, 2006 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2006, based on criteria established in Internal Control - Integrated Framework issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

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



PricewaterhouseCoopers LLP



/s/PricewaterhouseCoopers LLP
Houston, Texas
December 12, 2006


                           CONSOLIDATED BALANCE SHEETS
                     Atwood Oceanics, Inc. and Subsidiaries


                                                                     September 30,
-------------------------------------------------------------------------------------------------
(In thousands)                                               2006                         2005
-------------------------------------------------------------------------------------------------

ASSETS

CURRENT ASSETS:
    Cash and cash equivalents                              $ 32,276                     $ 18,982
    Accounts receivable, net of an allowance
        of $750 and $189 at September 30, 2006
        and 2005, respectively                               80,222                       39,865
    Income tax receivable                                        65                        3,278
    Insurance receivable                                        550                          550
    Inventories of materials and supplies                    22,124                       15,640
    Deferred tax assets                                       2,563                        3,080
    Prepaid expenses and deferred costs                       9,873                       10,658
                                                          ---------                    ---------
      Total Current Assets                                  147,673                       92,053
                                                          ---------                    ---------

NET PROPERTY AND EQUIPMENT                                  436,166                      390,778

ASSET HELD FOR SALE                                               -                        9,017

DEFERRED COSTS AND OTHER ASSETS                               9,990                        3,846
                                                          ---------                    ---------
                                                          $ 593,829                    $ 495,694
                                                          =========                    =========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
   Current maturities of notes payable                     $ 36,000                     $ 36,000
   Accounts payable                                          11,760                        6,473
   Accrued liabilities                                       13,201                       11,088
   Deferred credits                                             404                        2,598
                                                          ---------                    ---------
       Total Current Liabilities                             61,365                       56,159
                                                          ---------                    ---------

LONG-TERM DEBT,
   net of current maturities:                                28,000                       54,000
                                                          ---------                    ---------
                                                             28,000                       54,000
                                                          ---------                    ---------
LONG TERM LIABILITIES:
     Deferred income taxes                                   18,591                       20,140
     Deferred credits                                        23,284                          994
     Other                                                    3,695                        2,264
                                                          ---------                    ---------
                                                             45,570                       23,398
                                                          ---------                    ---------

COMMITMENTS AND CONTENGENCIES (SEE NOTE 11)

SHAREHOLDERS' EQUITY:
    Preferred stock, no par value;
         1,000 shares authorized,  none outstanding               -                            -
    Common stock, $1 par value, 50,000 shares
          authorized with 31,046 and 30,682 issued
          and outstanding at September 30, 2006
          and 2005, respectively (1)                         31,046                       30,682
    Paid-in capital (1)                                     115,916                      105,645
    Retained earnings                                       311,932                      225,810
                                                          ---------                    ---------
        Total Shareholders' Equity                          458,894                      362,137
                                                          ---------                    ---------
                                                          $ 593,829                    $ 495,694
                                                          =========                    =========



The accompanying notes are an integral part of these consolidated financial statements.

(1) Fiscal year 2005 balances have been restated to reflect a two-for-one stock split effected on March 2, 2006. See Note 7 for further discussion.


                     Atwood Oceanics, Inc. and Subsidiaries
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                          Years Ended September 30,
-----------------------------------------------------------------------------------------------------------
(In thousands, except per share amounts)                               2006           2005           2004
-----------------------------------------------------------------------------------------------------------

REVENUES:
               Contract drilling                                     $276,625      $168,500       $161,074
               Business interruption proceeds                               -         7,656          2,380
                                                                     --------      --------       --------
                                                                      276,625       176,156        163,454
 COSTS AND EXPENSES:
               Contract drilling                                      144,366       102,849         98,936
               Depreciation                                            26,401        26,735         31,582
               General and administrative                              20,630        14,245         11,389
               Gain on sale of equipment                              (10,548)           -               -
                                                                     --------      --------       --------
                                                                      180,849       143,829        141,907
                                                                     --------      --------       --------
 OPERATING INCOME                                                      95,776        32,327         21,547
                                                                     --------      --------       --------
 OTHER INCOME (EXPENSE):
               Interest expense, net of capitalized interest           (5,166)       (7,352)        (9,202)
               Interest income                                          1,226           633             57
                                                                     --------      --------       --------
                                                                       (3,940)       (6,719)        (9,145)
                                                                     --------      --------       --------
 INCOME BEFORE INCOME TAXES                                            91,836        25,608         12,402
 PROVISION (BENEFIT) FOR INCOME TAXES                                   5,714          (403)         4,815
                                                                     --------      --------       --------
 NET INCOME                                                          $ 86,122      $ 26,011       $  7,587
                                                                     ========      ========       ========
 EARNINGS PER COMMON SHARE (1):
               Basic                                                   $ 2.78        $ 0.86         $ 0.27
               Diluted                                                   2.74          0.83         $ 0.27
 AVERAGE COMMON SHARES OUTSTANDING (1) :
               Basic                                                   30,936        30,412         27,718
               Diluted                                                 31,442        31,220         28,064


The accompanying notes are an integral part of these consolidated financial statements.

(1) Fiscal years 2005 and 2004 have been restated to reflect a two-for-one stock split effected on March 2, 2006. See Note 7 for further discussion.


                     Atwood Oceanics, Inc. and Subsidiaries
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                      For Years Ended September 30,
--------------------------------------------------------------------------------------------------------------------------
(In thousands)                                                                       2006          2005          2004
--------------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES:
        Net income                                                                $ 86,122       $ 26,011       $  7,587
        Adjustments to reconcile net income to net cash provided by operating activities:
              Depreciation                                                          26,401         26,735         31,582
              Amortization of debt issuance costs                                      804            804            711
              Amortization of deferred items                                        (1,254)           292         (5,957)
              Provision for doubtful accounts                                          726            189              -
              Provision for inventory obsolescence                                       -              -            250
              Deferred federal income tax benefit                                   (1,032)        (1,580)        (2,040)
              Stock-based compensation expense                                       4,568              -              -
              (Gain) loss on sale of assets                                        (10,548)             -            163
        Changes in assets and liabilities:
              (Increase) decrease in accounts receivable                           (41,083)        (7,579)         1,667
              (Increase) decrease in insurance receivable                                -          9,133         (9,133)
              (Increase) decrease in income tax receivable                           3,213         (3,278)             -
              Increase in inventory                                                 (6,484)        (2,839)          (315)
              (Increase) decrease in prepaid expenses                               (5,061)         1,585            931
              Increase in deferred costs and other assets                          (11,419)       (10,422)        (9,213)
              Increase (decrease) in accounts payable                                5,287         (2,925)          (487)
              Increase (decrease) in accrued liabilities                             3,985         (2,734)         4,971
              Increase in deferred credits and other liabilities                    31,226          5,429          4,883
              Tax benefit from the exercise of stock options                             -          2,250             75
              Other                                                                      1             21            (62)
                                                                                  --------       --------       --------
                                                                                      (670)        15,081         18,026
                                                                                  --------       --------       --------
                      Net Cash Provided by Operating Activities                     85,452         41,092         25,613
                                                                                  --------       --------       --------
CASH FLOW FROM INVESTING ACTIVITIES:
        Capital expenditures                                                       (78,464)       (25,563)        (6,527)
        Collection of insurance receivable                                               -         15,750              -
        Proceeds from sale of assets                                                26,239              -              -
                                                                                  --------       --------       --------
                      Net Cash Used by Investing Activities                        (52,225)        (9,813)        (6,527)
                                                                                  --------       --------       --------
CASH FLOW FROM FINANCING ACTIVITIES:
        Proceeds from debt                                                          20,000         10,000              -
        Principal payments on debt                                                 (46,000)      (101,000)       (24,000)
        Debt issuance costs paid                                                         -              -           (681)
        Proceeds from common stock offering                                              -         53,607              -
        Proceeds from exercise of stock options                                      6,067          8,680            460
                                                                                  --------       --------       --------
                      Net Cash Provided Used by Financing Activities               (19,933)       (28,713)       (24,221)
                                                                                  --------       --------       --------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                              $ 13,294       $  2,566       $ (5,135)
CASH AND CASH EQUIVALENTS, at beginning of period                                 $ 18,982       $ 16,416       $ 21,551
                                                                                  --------       --------       --------
CASH AND CASH EQUIVALENTS, at end of period                                       $ 32,276       $ 18,982       $ 16,416
                                                                                  ========       ========       ========
Supplemental disclosure of cash flow information:
        Cash paid during the year for domestic and foreign income taxes           $  2,654       $  5,977       $  5,549
                                                                                  ========       ========       ========
        Cash paid during the year for interest, net of amounts capitalized        $  5,033       $  7,705       $  9,208
                                                                                  ========       ========       ========

Non-cash Activities:
        Increase in receivable related to reduction in value of the
           ATWOOD BEACON                                                          $      -       $      -       $ 16,300
                                                                                  ========        =======       ========



The accompanying notes are an integral part of these consolidated financial statements.


                     Atwood Oceanics, Inc. and Subsidiaries
                      CONSOLIDATED STATEMENTS OF CHANGES IN
                              SHAREHOLDERS' EQUITY



----------------------------------------------------------------------------------------------------------------------
                                                                                                              Total
                                                           Common Stock          Paid-in      Retained    Stockholders'
(In thousands)                                          Shares       Amount      Capital      Earnings        Equity
----------------------------------------------------------------------------------------------------------------------

September 30, 2003 (1)                                 27,702       $ 27,702    $ 43,553      $192,212      $263,467
Net income                                                  -              -           -         7,587         7,587
Exercise of employee stock options                         44             44         416             -           460
Tax benefit from exercise of employee stock options         -              -          75             -            75
                                                       ------       --------    --------      --------      --------
September 30, 2004 (1)                                 27,746       $ 27,746    $ 44,044      $199,799      $271,589
Net income                                                  -              -           -        26,011        26,011
Exercise of employee stock options                        586            586       8,094             -         8,680
Common stock offering                                   2,350          2,350      51,257             -        53,607
Tax benefit from exercise of employee stock options         -              -       2,250             -         2,250
                                                       ------       --------    --------      --------      --------
September 30, 2005 (1)                                 30,682       $ 30,682    $105,645      $225,810      $362,137
Net income                                                  -              -           -        86,122        86,122
Restricted stock awards                                     5              5          (5)            -             -
Exercise of employee stock options                        359            359       5,708             -         6,067
Stock option and restricted stock
    award compensation expense                              -              -       4,568             -         4,568
                                                       ------       --------    --------      --------      --------
September 30, 2006                                     31,046       $ 31,046    $115,916      $311,932      $458,894
                                                       ======       ========    ========      ========      ========




The accompanying notes are an integral part of these consolidated financial statements.

(1) Fiscal years 2005, 2004 and 2003 have been restated to reflect a two-for-one stock split effected on March 2, 2006. See Note 7 for further discussion.


                                       26

                     Atwood Oceanics, Inc. and Subsidiaries
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - NATURE OF OPERATIONS

     Atwood Oceanics, Inc., together with its subsidiaries (collectively referred to herein as "we," "our" or the "Company"), is engaged in offshore drilling and completion of exploratory and developmental oil and gas wells and related support, management and consulting services principally in international locations. Presently, we own and operate a premium, modern fleet of eight mobile offshore drilling units and manage the operations of two operator-owned platform drilling units located in Northwest Australia. Currently, we are involved in active operations in the territorial waters of Australia, Malaysia, Thailand, India, Turkey, Mauritania, Equatorial Guinea and the United States.

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

Foreign exchange

     The United States dollar is the functional currency for all areas of our operations. Accordingly, monetary assets and liabilities denominated in foreign currency are converted to United States dollars at the rate of exchange in effect at the end of the fiscal year, items of income and expense are remeasured at average monthly rates, and property and equipment and other nonmonetary amounts are remeasured at historical rates. Gains and losses on foreign currency transactions and remeasurements are included in contract drilling costs in our consolidated statements of operations. We recorded a foreign exchange loss of $0.1 million during fiscal year 2006, a foreign exchange gain of $0.1 million during fiscal year 2005, and no foreign exchange gain or loss during fiscal year 2004.

Accounts Receivable

     We record trade accounts receivable at the amount we invoice our customers. These accounts do not bear interest. Our portfolio of accounts receivable is comprised of major international corporate entities and government organizations with stable payment experience. Historically, our uncollectible accounts receivable have been immaterial, and typically, we do not require collateral for our receivables. We provide an allowance for uncollectible accounts, as necessary, on a specific identification basis. We had an allowance for doubtful accounts of $0.8 million and $0.2 million, as of September 30, 2006 and 2005, respectively.

Insurance receivable

     We had an insurance receivable of $0.6 million as of September 30, 2006 and 2005, related to a claim filed as a result of damage sustained by the ATWOOD BEACON in July 2004 while positioning for a well offshore Indonesia. We expect to collect the remaining receivable during fiscal year 2007. See Note 4 for further discussion regarding the ATWOOD BEACON incident.

Inventories of Material and Supplies

     Inventories consist of spare parts, material and supplies held for consumption and are stated principally at the lower of average cost or market, net of reserves for excess and obsolete inventory of $1.3 million and $1.8 million at September 30, 2006 and 2005, respectively.

Income taxes

     We account for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes." Under SFAS No. 109, deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end given the provisions of enacted tax laws in each respective jurisdiction. Deferred tax assets are reduced by a valuation allowance when, based upon management's estimates, it is more likely than not that a portion of the deferred tax assets will not be realized in a future period.

Property and equipment

     Property and equipment are recorded at cost. Interest costs related to property under construction are capitalized as a component of construction costs. Interest capitalized during fiscal 2006 was $1.6 million. We had no capitalized interest during fiscal years 2005 or 2004.

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

Deferred drydocking costs

     We defer the costs of scheduled drydocking and charge such costs to expense over the period to the next scheduled drydocking (normally 30 months). At September 30, 2006 and 2005, deferred drydocking costs totaling $0.6 million and $0.7 million, respectively, were included in Deferred Costs and Other Assets in the accompanying Consolidated Balance Sheets.

Revenue recognition

     We account for drilling and management contract revenue in accordance with the term of the underlying drilling or management contract. These contracts generally provide that revenue is earned and recognized on a daily basis. We provide crewed rigs to customers on a daily rate (i.e. "dayrate") basis. Dayrate contracts can be for a specified period of time or the time required to drill a specified well or number of wells. Revenues from dayrate drilling operations, which are classified under contract drilling services, are recognized on a per day basis as the work progresses. In addition, business interruption proceeds are also recognized on a per day basis. See Note 4 for further discussion of the ATWOOD BEACON incident.

Deferred fees and costs

     Lump-sum fees received at commencement of the drilling contract as compensation for the cost of relocating drilling rigs from one major operating area to another, as well as equipment and upgrade costs reimbursed by the customer are recognized as earned on a straight-line method over the term of the related drilling contract, as are the dayrates associated with such contract. However, lump-sum fees received upon termination of a drilling contract are recognized as earned during the period termination occurs. In addition, we defer the mobilization costs relating to moving a drilling rig to a new area and customer requested equipment purchases that will revert to the customer at the end of the applicable drilling contract. We amortize such costs on a straight-line basis over the life of the applicable drilling contract. Contract revenues and drilling costs are reported in the Statements of Operations at their gross amounts.

     At September 30, 2006 and 2005, deferred fees associated with mobilization as well as equipment purchases and upgrades totaled $23.7 million and $3.6 million, respectively. At September 30, 2006 and 2005 deferred costs associated with mobilization and equipment purchases totaled $9.0 million and $7.8 million, respectively. Deferred fees and deferred costs are classified as current or long-term in the accompanying Consolidated Balance Sheets based on the expected term of the applicable drilling contracts.

Share-based compensation

     Effective October 1, 2005, we adopted Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment", or SFAS 123(R), using the modified prospective application transition method. Under this method, stock-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the requisite service period (generally the vesting period of the equity grant). In addition, stock-based compensation cost recognized includes compensation cost for unvested stock-based awards as of October 1, 2005. Prior to October 1, 2005, we accounted for share-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", or APB No. 25. No share-based employee compensation cost has been reflected in net income prior to October 1, 2005. Before that date, we reported the entire tax benefit related to the exercise of stock options as an operating cash flow. SFAS 123(R) requires us to report the tax benefit from the tax deduction that is in excess of recognized compensation costs (excess tax benefits) as a financing cash flow rather than as an operating cash flow. The cumulative effect of the change in accounting principle from APB No. 25 to SFAS 123(R) was not material. See Note 3 for additional information.

Earnings per common share

     Basic and diluted earnings per share have been computed in accordance with SFAS No. 128, "Earnings per Share" (EPS). "Basic" EPS excludes dilution and is computed by dividing net income (loss) by the weighted-average number of common shares outstanding for the period. "Diluted" EPS reflects the issuance of additional shares in connection with the assumed conversion of stock options. Under the modified prospective application transition method of SFAS 123(R), we have included the impact of pro forma deferred tax assets in calculating the potential windfall and shortfall tax benefits to determine the amount of diluted shares using the treasury stock method.

     The computation of basic and diluted earnings per share under SFAS No. 128 for each of the past three fiscal years is as follows (in thousands, except per share amounts):



                                                                                Per Share
                                                       Net Income     Shares      Amount
                                                       ----------     ------    ---------
Fiscal 2006:
              Basic earnings per share                 $ 86,122       30,936       $ 2.78
              Effect of dilutive securities -
                          Stock options                       -          506        (0.04)
                                                       --------       ------       ------
              Diluted earnings per share               $ 86,122       31,442       $ 2.74
                                                       ========       ======       ======

Fiscal 2005:
              Basic earnings per share                 $ 26,011       30,412       $ 0.86
              Effect of dilutive securities -
                          Stock options                       -          808        (0.03)
                                                       --------       ------       ------
              Diluted earnings per share               $ 26,011       31,220       $ 0.83
                                                       ========       ======       ======
Fiscal 2004:
              Basic earnings per share                 $  7,587       27,718       $ 0.27
              Effect of dilutive securities -
                          Stock options                       -          346            -
                                                       --------       ------       ------
              Diluted earnings per share               $  7,587       28,064       $ 0.27
                                                       ========       ======       ======



     The calculation of diluted earnings per share for the years ended September 30, 2006 and 2004 excludes consideration of shares of common shares which may be issued in connection with outstanding stock options of 125,200 and 202,550, respectively, because such options were antidilutive. These options could potentially dilute basic EPS in the future. For the year ended September 30, 2005, there were no antidilutive options.


Use of estimates

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

NOTE 3 - SHARE-BASED COMPENSATION

     Effective October 1, 2005, we adopted SFAS 123(R), using the modified prospective application transition method. Under this method, stock-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the requisite service period (generally the vesting period of the equity grant). In addition, stock-based compensation cost recognized includes compensation cost for unvested stock-based awards as of October 1, 2005. Prior to October 1, 2005, we accounted for share-based compensation in accordance with APB No. 25. No share-based employee compensation cost has been reflected in net income prior to October 1, 2005. Before that date, we reported the entire tax benefit related to the exercise of stock options as an operating cash flow. SFAS 123(R) requires us to report the tax benefit from the tax deduction that is in excess of recognized compensation costs (excess tax benefits) as a financing cash flow rather than as an operating cash flow. The cumulative effect of the change in accounting principle from APB No. 25 to FAS 123(R) was not material.

     Under our Amended and Restated 2001 Stock Incentive Plan, or the 2001 Plan, up to 2,000,000 shares of common stock may be issued to eligible participants in the form of restricted stock awards or upon exercise of stock options granted pursuant to the 2001 Plan. Awards of restricted stock and grants of stock options may be made under the 2001 Plan through September 5, 2011. We also have another stock incentive plan, the 1996 Plan, under which there are outstanding stock options. However, no additional options or restricted stock will be awarded under the 1996 plan.

     A summary of share and stock option data for our two stock incentive plans as of September 30, 2006 is as follows:

                                                      2001           1996
                                                      Plan           Plan
                                                     -------       --------

Shares available for future awards or grants         755,049        102,000
Outstanding stock option grants                      969,200        467,750
Outstanding unvested restricted stock awards          92,600              -


     Awards of restricted stock and stock options have both been granted under our stock incentive plans as of September 30, 2006. We deliver newly issued shares of common stock for restricted stock awards upon vesting and upon exercise of stock options. All stock incentive plans currently in effect have been approved by the shareholders of our outstanding common stock.

     For the year ended September 30, 2006, the impact of adopting SFAS 123(R) had no effect on our cash flows, however, but did have the following effect on our consolidated statements of operations (in thousands, except per share amounts):

     Increase in contract drilling expenses               $  840
     Increase in general and administrative expenses       3,728
     Decrease in income tax provision                     (1,305)
                                                          ------
     Decrease in net income                                3,263
                                                          ======

     Decrease in earnings per share:
          Basic                                           $ 0.11
          Diluted                                         $ 0.10



     We recognize compensation expense on grants of share-based compensation awards on a straight-line basis over the required service period for each award. As of September 30, 2006, unrecognized compensation cost, net of estimated forfeitures, related to stock options and restricted stock awards was approximately $4.6 million and $2.7 million, respectively, which we expect to recognize over a weighted average period of approximately 2.4 years.


Stock Options

     Under our stock incentive plans, the exercise price of each stock option equals the fair market value of one share of our common stock on the date of grant, with all outstanding options having a maximum term of 10 years. Options vest ratably over a period from the end of the first to the fourth year from the date of grant under the 2001 Plan and from the end of the second to the fifth year from the date of grant under the 1996 Plan. Each option is for the purchase of one share of our common stock.

     The total fair value of stock options vested during years ended September 30, 2006, 2005 and 2004 was $3.2 million, $2.9 million and $2.2 million, respectively. The per share weighted average fair value of stock options granted during years ended September 30, 2006, 2005 and 2004 was $17.87, $10.22 and $7.08, respectively. We estimated the fair value of each stock option on the date of grant using the Black-Scholes pricing model and the following assumptions:

                                   Fiscal    Fiscal     Fiscal
                                    2006      2005       2004
                                   ------    ------     -----
     Risk-Free Interest Rate        4.50%     4.27%      4.38%
     Expected Volatility           41.62%    35.00%     50.00%
     Expected Life (Years)             6         6          6
     Dividend Yield                 None      None       None



     The average risk-free interest rate is based on the five-year United States treasury security rate in effect as of the grant date. We determined expected volatility using a two to six year historical volatility figure and determined the expected term of the stock options using 15 years of historical data. The expected dividend yield is based on the expected annual dividend as a percentage of the market value of our common stock as of the grant date.

     A summary of stock option activity for years ended September 30, 2004, 2005 and 2006 is as follows:

                                                                       Wtd. Avg.
                                                          Wtd. Avg.    Remaining      Aggregate
                                           Number of      Exercise     Contractual    Intrinsic
                                            Options        Price       Life (Years)   Value (000s)
                                           ----------     --------     -----------    -----------
Outstanding at October 1, 2003              1,647,150     $ 15.69
Granted                                       370,000       13.83
Exercised                                     (42,800)      10.77                      $    377
Forfeited                                      (9,000)      15.54
                                            ---------     -------
Outstanding at September 30, 2004           1,965,350     $ 15.46           6.1        $ 16,333
                                            ---------     -------
Exercisable at September 30, 2004           1,095,600     $ 15.67           4.8        $  8,879
                                            =========     =======

Outstanding at October 1, 2004              1,965,350    $ 15.46
Granted                                       340,000      25.16
Exercised                                    (586,800)     14.69                       $ 10,095
Forfeited                                     (15,250)     17.85
                                            ---------    ------
Outstanding at September 30, 2005           1,703,300    $ 17.64            6.5        $ 42,342
                                            ---------    -------
Exercisable at September 30, 2005             934,926    $ 16.27            5.1        $ 24,527
                                            =========    =======

Outstanding at October 1, 2005              1,703,300    $ 17.64
Granted                                       130,300      38.21
Exercised                                    (359,450)     16.93                       $ 10,184
Forfeited                                     (37,200)     22.64
                                            ---------    ------
Outstanding at September 30, 2006           1,436,950    $ 19.56            6.4        $ 36,518
                                            =========    =======
Exercisable at September 30, 2006             889,500    $ 16.61            5.3        $ 25,227
                                            =========    =======


Restricted Stock

     We have also awarded restricted stock to certain employees and to our non-employee directors. The awards of restricted stock to employees are subject to three year vesting, and all restricted stock awards to date are restricted from transfer for three years form the date of grant. Pursuant to the amendments to our 2001 Plan approved by our shareholders on February 9, 2006, and as discussed in our definitive proxy statement sent to our shareholders relating to our annual shareholders meeting and filed with the SEC on January 13, 2006, our non-employee directors have been granted stock awards vesting immediately totaling an aggregate of 5,151 shares of our common stock as of September 30, 2006. We value restricted stock awards at fair market value of our common stock on the date of grant.

     A summary of restricted stock activity for the year ended September 30, 2006, is as follows:

                                            Number of   Wtd. Avg.
                                            Shares     Fair Value
                                            ---------  ----------
Unvested at October 1, 2005                       -
Granted                                      102,151      $ 38.46
Vested                                        (5,151)     $ 46.57
Forfeited                                     (4,400)     $ 37.15
                                             -------
Unvested at September 30, 2006                92,600      $ 38.07
                                             =======

Prior Year Pro Forma Expense

     The following table illustrates the effect on net income and earnings per share as if the fair value-based method provided by SFAS 123(R) had been applied for all outstanding and unvested awards for periods prior to our adoption of SFAS 123(R) as of October 1, 2005 (in thousands, except per share amounts):

                                                    Fiscal      Fiscal
                                                     2005        2004
                                                    -------     ------

Net income, as reported                           $ 26,011     $ 7,587
Deduct:  Total stock-based
              employee compensation
              expense determined under fair
              value based method for all
              awards, net of related tax effects    (1,671)     (2,517)
                                                  --------     -------
Pro Forma, net income                             $ 24,340     $ 5,070
                                                  ========     =======
Earnings per share:
Basic - as reported                               $   0.86     $  0.27
Basic - pro forma                                 $   0.80     $  0.18
Diluted - as reported                             $   0.83     $  0.27
Diluted - pro forma                               $   0.78     $  0.18

NOTE 4 - PROPERTY AND EQUIPMENT

     A summary of property and equipment by classification is as follows (in thousands):
                                                 September 30,
                                            -------------------------
                                                2006          2005
                                              -------        -------
Drilling vessels and related equipment
              Cost                          $ 691,289     $ 624,118
              Accumulated depreciation       (261,682)     (236,736)
                                            ---------     ---------
                          Net book value      429,607       387,382
                                            ---------     ---------

Drill Pipe
              Cost                             13,271        10,742
              Accumulated depreciation         (8,257)       (8,407)
                                            ---------     ---------
                          Net book value        5,014         2,335
                                            ---------     ---------

Furniture and other
              Cost                              7,920         7,395
              Accumulated depreciation         (6,375)       (6,334)
                                            ---------     ---------
                          Net book value        1,545         1,061
                                            ---------     -------

NET PROPERTY AND EQUIPMENT                  $ 436,166     $ 390,778
                                            =========     =========


ATWOOD BEACON -

     The ATWOOD BEACON incurred damage to all three legs and its derrick while positioning for a well offshore of Indonesia in July 2004. The rig and its damaged legs were transported to the builder's shipyard in Singapore for inspections and repairs. We had loss of hire insurance coverage of $70,000 per day up to 180 days, which began after a 30-day waiting period commencing July 28, 2004. Revenue recognized from this insurance coverage totaled approximately $2.4 million in fiscal year 2004 and $7.7 million in fiscal year 2005 and is reflected as business interruption proceeds on the Consolidated Statement of Operations.

     As of September 30, 2006 and 2005, all costs incurred to date and business interruption proceeds earned related to this incident had been reimbursed by the insurance carrier. During November 2006, we completed the remaining work to repair the rig, and we expect to collect the remaining $0.6 million insurance receivable associated therewith in fiscal year 2007.

NOTE 5 - LONG-TERM DEBT

     A summary of long-term debt is as follows (in thousands):


                                                                       September 30,
                                                                   -------------------
                                                                     2006        2005
                                                                    ------      ------
Credit facility, bearing interest
     (market adjustable) at approximately 7% and 5.25%
     per annum at September 30, 2006 and 2005, respectively       $ 64,000    $ 90,000
Less - current maturities                                           36,000      36,000
                                                                  --------    --------
                                                                  $ 28,000    $ 54,000
                                                                  ========    ========

                                       34

     Our $250 million senior secured credit facility consists of a 5-year $150 million amortizing term loan facility and a 5-year $100 million non-amortizing revolving loan facility. The term portion of our credit facility requires quarterly payments of $9 million until maturity on April 1, 2008. The credit facility permits prepayment of principal at anytime without incurring a penalty. At September 30, 2005, we had $90 million outstanding under the term portion of our credit facility and none outstanding under the revolving portion of our credit facility while at September 30, 2006, we had $54 million outstanding under the term portion of our credit facility and $10 million outstanding under the revolving portion of our credit facility. The collateral at September 30, 2006 for the Credit Facility consists primarily of preferred mortgages on all eight of our active drilling units (with an aggregate net book value at September 30, 2006 totaling approximately $397 million). We are not required to maintain compensating balances; however, we are required to pay a fee of approximately 0.60% per annum on the unused portion of the revolving portion of our credit facility and certain other administrative costs.

     The Credit Facility contains financial covenants, including but not limited to, requirements for maintaining certain net worth and other financial ratios, and restrictions on disposing of any material assets, paying cash dividends or repurchasing any of our outstanding common stock and incurring any additional indebtedness in excess of $3 million. We are in compliance with all financial covenants at September 30, 2006. Further, at all times during fiscal year 2004, 2005 and 2006 when we were required to determine compliance with our financial covenants, we were in compliance with the covenants. Aside from the financial covenants, no other provisions exist in the Credit Facility that could result in acceleration of the April 1, 2008 maturity date.

     The Credit Facility also supports issuance, when required, of standby letters of guarantee. At September 30, 2006, standby letters of guarantee in the aggregate amount of approximately $0.5 million were outstanding.

     Future maturities of long-term debt are as follows (in thousands):

        FISCAL YEAR            AMOUNT
        -----------           --------
          2007                 $ 36,000
          2008                   28,000
          ----                 --------
                               $ 64,000
                               ========



NOTE 6 - INCOME TAXES

     Domestic and foreign income before income taxes for the three-year period ended September 30, 2006 is as follows (in thousands):

                                Fiscal     Fiscal      Fiscal
                                 2006       2005        2004
                                ------    --------    -------
    Domestic income (loss)     $ 5,738    $    (45)  $  1,094
    Foreign income              86,098      25,653     11,308
                              --------    --------   --------
                              $ 91,836    $ 25,608   $ 12,402
                              ========    ========   ========


     The provision (benefit) for domestic and foreign taxes on income consists of the following (in thousands):

                                Fiscal     Fiscal    Fiscal
                                 2006       2005      2004
                                ------     ------    ------
    Current - domestic           $ 58    $(3,278)   $   277
    Deferred - domestic          (392)      (270)      (990)
    Current - foreign           6,688      2,205      6,578
    Deferred - foreign           (640)       940     (1,050)
                               ------    -------    -------
                               $5,714    $  (403)   $ 4,815
                               ======    =======    =======

     The components of the deferred income tax assets (liabilities) as of September 30, 2006 and 2005 are as follows (in thousands):


                                                                      September 30,
                                                                    --------------------
                                                                     2006           2005
                                                                    ------         -----
Deferred tax assets -
                Net operating loss carryforwards                  $  2,550      $  5,900
                Tax credit carryforwards                             1,400         1,390
                Stock option compensation expense                    1,215             -
                Book accruals                                            -            20
                                                                  --------      --------
                                                                     5,165         7,310
                                                                  --------      --------
Deferred tax liabilities -
                Difference in book and tax basis of equipment      (20,553)      (22,530)
                Deferred income                                          -        (1,330)
                                                                  --------      --------
                                                                   (20,553)      (23,860)
                                                                  --------      --------

Net deferred tax liabilities before valuation allowance            (15,388)      (16,550)
Valuation allowance                                                   (640)         (510)
                                                                  --------      --------
                                                                  $(16,028)     $(17,060)
                                                                  ========      ========

Net current deferred tax assets                                   $  2,563      $  3,080
Net noncurrent deferred tax liabilities                            (18,591)      (20,140)
                                                                  --------      --------
                                                                  $(16,028)     $(17,060)
                                                                  ========      ========



     The $2.6 million of net operating loss carryforwards ("NOL's"), relates to Australian NOL's which do not expire. In addition, $0.6 million of the $1.4 million of tax credit carryforwards do not expire, and $0.2 million expire in 2022. Management expects that the NOL's and tax credit carryforwards will be utilized to offset tax obligations in future periods with the exception of $0.6 million of the tax credit carryforwards that will begin to expire in 2012. Thus, a corresponding $0.6 million valuation allowance is recorded as of September 30, 2006. An analysis of the change in the valuation allowance during the current fiscal year is as follows (in thousands):


Valuation Allowance as of September 30, 2005                  $ 510
          Foreign tax credit carryforwards generated            130
                                                              -----
Valuation Allowance as of September 30, 2006                  $ 640
                                                              =====



     Under SFAS 123(R), $1.5 million of United States NOL's relates to windfall tax benefits which will not be realized or recorded until the deduction reduces our United States income taxes payable. At such time, the amount will be recorded as an increase to paid-in-capital. We apply the "with-and-without" approach when utilizing certain tax attributes whereby windfall tax benefits are used last to offset taxable income.


     We do not record federal income taxes on the undistributed earnings of our foreign subsidiaries that we consider to be permanently reinvested in foreign operations. In addition, there was no cumulative amount of such undistributed earnings and profits at September 30, 2006.

     The differences between the United States statutory and our effective income tax rate are as follows:

                                                                         Fiscal      Fiscal      Fiscal
                                                                          2006        2005        2004
                                                                         ------      ------      ------
Statutory income tax rate                                                 35%         35%         35%
Resolution of prior period tax items                                      (7)        (23)         (3)
Increase (decrease) in tax rate resulting from -
  Foreign tax rate differentials, net of foreign tax credit utilization  (22)        (14)          7
                                                                         ---         ---          --
Effective income tax rate                                                  6%         (2%)        39%
                                                                         ===         ===          ==



     As a result of working in foreign jurisdictions, we earned a high level of operating income earned in certain nontaxable and deemed profit tax jurisdictions which significantly reduced our effective tax rate for the current fiscal year when compared to the United States statutory rate. In addition, we reversed a $1.8 million tax contingent liability during fiscal year 2006 due to the expiration of the statute of limitations in a foreign jurisdiction. Also, we were advised by a foreign tax authority that it had approved acceptance of certain amended prior year tax returns. The acceptance of these amended tax returns, along with the fiscal year 2005 tax return in this foreign jurisdiction, resulted in the recognition of a $4.6 million tax benefit in the third quarter of the current fiscal year.

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

NOTE 7 - CAPITAL STOCK

PREFERRED STOCK-

     In 1975, 1,000,000 shares of preferred stock with no par value were authorized. In October 2002, we designated Series A Junior Participating Preferred Stock. No preferred shares have been issued.

COMMON STOCK-

     During the current fiscal year, our shareholders approved a proposal to increase the authorized shares of our common stock from 20,000,000 shares to 50,000,000 shares.

     On March 2, 2006, the Board of Directors declared a two-for-one stock split of our common stock effected in the form of a 100% common stock dividend. All shareholders of record on March 24, 2006 received one additional share of common stock for each share held on that date. The additional shares of common stock were distributed in the form of a stock dividend on April 7, 2006. All share and per share amounts in the accompanying condensed consolidated financial statements and related notes have been adjusted to reflect the stock split for all periods presented.

     In October 2004, we sold in a public offering 2,350,000 shares of our common stock at an effective net price (before expenses) of $22.92 for net proceeds of approximately $53.6 million. We used these proceeds and cash on hand to repay the $55 million outstanding as of September 30, 2004 under the revolving portion of our Credit Facility.

RIGHTS AGREEMENT -

     In September 2002, we authorized and declared a dividend of one Right (as defined in Rights Agreement effective October 18, 2002, which governs the Rights) for each outstanding share of common stock as of November 5, 2002, subject to lender approval and consent, which was obtained. One Right will also be associated with each share of common stock that becomes outstanding after November 5, 2002 but before the earliest of the Distribution Date, the Redemption Date and the Final Expiration Date (as defined in Rights Agreement). The Rights are not exercisable until a person or group of affiliated or associated persons begin to acquire or acquires beneficial ownership of 15 percent or more of our outstanding common stock. This provision does not apply to shareholders already holding 15 percent or more of our outstanding common stock as of November 5, 2002 until they acquire an additional 5 percent.

     In connection with the March 2006 stock split, discussed above, and in accordance with the Rights Agreement, we decreased from one one-thousandth to one two-thousandth of a share the number of shares of our Series A Junior Participating Preferred Stock, no par value, purchasable at a price of $150 upon the exercise of each Right, when exercisable. The redemption price of the Rights was also decreased from $0.01 to $0.005 in connection with the stock split. The Rights are subject to further adjustment for certain future events including any future stock splits. The Rights will expire on November 5, 2012. At September 30, 2006, 500,000 preferred shares have been reserved for issuance in the event that Rights are exercised.

NOTE 8 - RETIREMENT PLANS

     We have two contributory retirement plans (the "Plans") under which qualified participants may make contributions, which together with our contributions, can be up to 100% of their compensation, as defined, to a maximum of $40,000. Participants must contribute from 1 to 5 percent of their earnings as a required contribution ("the basic contribution"). We make contributions to the Plans equal to twice the basic contributions. After six consecutive months of service, an employee can elect to become a participant in a Plan. Our contributions vest 100% to each participant after three years of service with us including any period of ineligibility mandated by the Plans. If a participant terminates employment before becoming fully vested, the unvested portion is credited to our account and can be used only to offset our future contribution requirements. During fiscal years 2006 and 2005, no forfeitures were utilized to reduce our cash contribution requirements while in fiscal year 2004, $120,000 of forfeitures were utilized to reduce our cash contribution requirements. In fiscal years 2006, 2005 and 2004, our actual cash contributions totaled approximately $3.1 million, $2.7 million and $2.4 million, respectively. As of September 30, 2006, there were approximately $0.1 million of contribution forfeitures, which can be utilized to reduce our future cash contribution requirements.

NOTE 9 - FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities included in the accompanying Consolidated Balance Sheets approximate fair value due to the short maturity of these instruments. Since the Credit Facility (as described in Note 5) has a market adjustable interest rate, the carrying value approximated fair value as of September 30, 2006 and 2005.

NOTE 10 - CONCENTRATION OF MARKET AND CREDIT RISK

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

     Revenues from significant customers from the prior three fiscal years are as follows (in thousands):



                                                                  Fiscal        Fiscal       Fiscal
                                                                   2006          2005         2004
                                                                  ------        ------       ------

Woodside Energy Ltd.                                            $ 78,442      $ 30,757     $ 5,825
Burullus Gas Company                                              39,053        22,118      16,734
Sarawak Shell Bhd.                                                32,841        24,446           -
Hoang Long & Hoan Vu Joint Operating Companies                    32,114        16,557           -
ExxonMobil Exploration and Production Malaysia, Inc.               8,733        25,331      33,256





NOTE 11 - COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

     Future minimum lease payments for operating leases for fiscal years ending September 30 are as follows (in thousands):

                        2007...................................1,916
                        2008...................................1,102
                        2009.....................................978
                        2010.....................................845
                        2011 and thereafter....................3,570

     Total rent expense under operating leases was approximately $3.5 million, $1.8 million and $0.6 million for fiscal years ended September 30, 2006, 2005, and 2004 respectively.

LITIGATION

     We are party to a number of lawsuits which are ordinary, routine litigation incidental to our business, the outcome of which, individually, or in the aggregate, is not expected to have a material adverse effect on our financial position, results of operations or cash flows.

NOTE 12 - RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In June 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement 109." FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting, and disclosing uncertain tax positions within the financial statements. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. We are currently evaluating the impact of the adoption of FIN 48 on our consolidated financial position.

     In September 2005, the FASB issued SFAS No. 157, "Fair Value Measurements", or SFAS No. 157, which defines fair value, establishes methods used to measure fair value and expands disclosure requirements about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal year beginning after November 15, 2007, and interim periods within those fiscal periods. We are currently analyzing the provisions of SFAS No. 157 and determining how it will affect accounting policies and procedures, but we have not yet made a determination of the impact the adoption will have on our consolidated financial position, results of operations and cash flows.

     In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements", or SAB 108, which provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 requires that the materiality of the effect of a misstated amount be evaluated on each financial statement and the related financial statement disclosures, and that materiality evaluation be based on quantitative and qualitative factors. SAB 108 is effective for fiscal years beginning after November 15, 2006. We do not believe this guidance will have a material impact on our financial position, results of operations or cash flows.


NOTE 13 - OPERATIONS BY GEOGRAPHIC AREAS

     We are engaged in offshore contract drilling. Our contract drilling operations consist of contracting owned or managed offshore drilling equipment primarily to major oil and gas exploration companies. Operating income is contract revenues less operating costs, general and administrative expenses and depreciation. In computing operating income (expense) for each geographic area, other income (expense) and domestic and foreign income taxes were not considered. Total assets are those assets that we use in operations in each geographic area.

     A summary of revenues and operating margin for the fiscal years ended September 30, 2006, 2005 and 2004 and identifiable assets by geographic areas as of September 30, 2006, 2005 and 2004 is as follows (in thousands):

                                                         Fiscal        Fiscal        Fiscal
                                                          2006          2005          2004
                                                        --------      --------      -------
REVENUES:
United States                                           $ 20,249      $ 11,869     $  9,565
Southeast Asia                                            99,884       100,631       97,654
Mediterranean Sea                                         68,970        23,829       28,627
Africa                                                    27,676             -            -
Australia                                                 59,846        39,827       27,608
                                                        --------      --------     --------
                                                        $276,625      $176,156     $163,454
                                                        ========      ========     ========

OPERATING INCOME (EXPENSE):
United States                                           $  6,778      $   (622)    $ (2,197)
Southeast Asia                                            68,875        45,432       30,070
Mediterranean Sea                                         25,592         2,142          385
Africa                                                     4,768             -            -
Australia                                                 10,393          (380)       4,678
Coporate general and administrative expenses             (20,630)      (14,245)     (11,389)
                                                        --------      --------     --------
                                                        $ 95,776      $ 32,327     $ 21,547
                                                        ========      ========     ========

TOTAL ASSETS:
United States                                           $ 69,651      $ 32,583     $ 30,370
Southeast Asia                                           241,655       302,354      258,648
Mediterranean Sea                                         42,447        36,980       95,253
Africa                                                   117,760           980            -
Australia                                                117,637       115,523      113,331
General corporate and other                                4,679         7,274        1,334
                                                        --------      --------     --------
                                                        $593,829      $495,694     $498,936
                                                        ========      ========     ========

NOTE 14 - QUARTERLY FINANCIAL DATA (UNAUDITED)

     Summarized quarterly results for fiscal years 2006 and 2005 are as follows (in thousands, except per share amounts):

                                                              QUARTERS ENDED (1)(2)
                                              -------------------------------------------------------

                                              December 31,     March 31,    June 30,     September 30,
                                              -----------      ---------    --------     ------------
Fiscal 2006
-----------
Revenues                                        $ 55,414     $ 67,529    $ 71,865           $ 81,817
Income before income taxes                        17,027       18,318      28,606             27,885
Net income                                        14,523       15,629      32,791             23,179
Earnings per common share -
Basic                                               0.47         0.51        1.06               0.75
Diluted                                             0.47         0.50        1.04               0.74

Fiscal 2005
-----------
Revenues                                        $ 45,426     $ 41,017    $ 43,589           $ 46,124
Income before income taxes                         8,143        6,100       5,933              5,432
Net income                                         8,650        4,711       5,989              6,661
Earnings per common share -
Basic                                               0.29         0.15        0.20               0.22
Diluted                                             0.28         0.15        0.19               0.21


-----
(1) The sum of the individual quarterly net income per common share amounts may not agree with year-to-date net income per common share as each quarterly computation is based on the weighted average number of common shares outstanding during that period.
(2) Quarter ended December 31, 2005 and all fiscal year 2005 quarters have been restated to reflect a two-for-one stock split effected on March 2, 2006. See Note 7 for futher discussion.

DIRECTORS                                 OFFICERS

DEBORAH A. BECK (2, 3, 4)                 JOHN R. IRWIN
  Corporate Executive, Retired              President, Chief Executive Officer
  Milwaukee, Wisconsin
                                          JAMES M. HOLLAND
ROBERT W. BURGESS (2, 3, 4)                 Senior Vice President, Chief
  Financial Executive, Retired              Financial Officer and Secretary
  Orleans, Massachusetts
                                          GLEN P. KELLEY
GEORGE S. DOTSON (1, 2, 3, 4)               Senior Vice President - Marketing
  Corporate Executive, Retired              and Administration
  Tulsa, Oklahoma

HANS HELMERICH (1, 4)
  President, Chief Executive Officer
  Helmerich & Payne, Inc.
  Tulsa, Oklahoma

JOHN R. IRWIN (1)
  President, Chief Executive Officer
  Atwood Oceanics, Inc.
  Houston, Texas

JAMES M. MONTAGUE (3,4)
  Corporate Executive, Retired
  Houston, Texas

WILLIAM J. MORRISSEY (2, 4)
  Bank Executive, Retired
  Elkhorn, Wisconsin

(1)  Executive Committee
(2)  Audit Committee
(3)  Compensation Committee
(4)  Nominating & Corporate Governance Committee

-------------------------------------------

ANNUAL MEETING

     The annual meeting of stockholders will be held at 10:00 A.M., Central Standard Time, on Thursday, February 8, 2007 at our principal office: 15835 Park Ten Place Drive, Houston, Texas, 77084. A formal notice of the meeting together with a proxy statement and form of proxy will be mailed to stockholders on or about January 9, 2007.

TRANSFER AGENT AND REGISTRAR

    Continental Stock Transfer & Trust Company
    2 Broadway
    New York, New York 10004

FORM 10-K

     A copy of our Form 10-K to which this Annual Report is an exhibit is filed with the Securities and Exchange Commission and is available free on request by writing to:

    Secretary, Atwood Oceanics, Inc.
    P. O. Box 218350
    Houston, Texas 77218


     We file our annual report on Form 10-K, quarterly and current reports, proxy statements, and other information with the SEC. Our annual report on Form 10-K for the year ended September 30, 2006 includes as exhibits all required Sarbanes-Oxley Act Section 302 certifications by our CEO and CFO regarding the quality of our public disclosure. Our SEC filings are available to the public over the internet at the SEC's web site at http://www.sec.gov. Our website address is www.atwd.com. We make available free of charge on or through our website our annual report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information on our website is not incorporated by reference into this report or made a part hereof for any purpose. You may also read and copy any document we file, including our Form 10-K, at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and copy charges.


     Each year, our CEO must certify to the NYSE that he is not aware of any violations of NYSE corporate governance listing standards by us. Our CEO's certification for fiscal year 2005 was submitted to the NYSE.

STOCK PRICE INFORMATION -

     The common stock of Atwood Oceanics, Inc. is traded on the New York Stock Exchange ("NYSE") under the symbol "ATW". No cash dividends on common stock were paid in fiscal year 2005 or 2006, and none are anticipated in the foreseeable future. We have approximately 3,300 beneficial owners of our common stock based upon information provided to us by a third party shareholder services provider dated November 27, 2006. As of December 11, 2006, the closing sale price of the common stock of Atwood Oceanics, Inc., as reported by NYSE, was $50.76 per share. The following table sets forth the range of high and low sales prices per share of common stock as reported by the NYSE for the periods indicated.


                             Fiscal                         Fiscal
                              2006                           2005
                         ------------------             ------------------
Quarters Ended            Low      High                  Low      High
--------------          ------   ------                 -----     -----
December 31            $ 32.55   $ 42.75               $ 22.99  $ 26.99
March 31                 39.90     51.66                 23.53    35.63
June 30                  42.29     58.44                 25.07    34.95
September 30             39.86     50.64                 29.40    43.06


BAR CHART - REVENUES ($ MILLIONS)

              2002              2003              2004              2005              2006
              ----              ----              ----             -----              ----
             $149.2            $144.8            $163.5            $176.2            $276.6

BAR CHART - CAPITAL EXPENDITURES ($ MILLIONS)
               2002             2003              2004              2005              2006
               ----             ----              ----              ----              ----
              $89.4            $101.8              $6.5             $25.6             $78.5

BAR CHART - OPERATING INCOME ($ MILLIONS)
               2002              2003             2004              2005              2006
               ----              -----            ----              ----              ----
              $40.1              $6.5             $21.5             $32.3             $95.8

BAR CHART - NET INCOME (LOSS) ($ MILLIONS)

               2002              2003              2004              2005              2006
               ----              ----              ----              ----              ----
              $28.3            ($12.8)             $7.6             $26.0             $86.1

