Form 10-K, Exhibit 13
period 2007-09-30
ATWOOD OCEANICS INC
filed 2007-11-29
CIK 8411

EXHIBIT 13.1

2007 ANNUAL REPORT TO SHAREHOLDERS

THE COMPANY

This Annual Report is for Atwood Oceanics, Inc. and its subsidiaries, which are collectively referred to as “we”, “our”, or the “Company” except where stated otherwise. We are engaged in the domestic and international offshore drilling and completion of exploratory and developmental oil and gas wells and related services. Presently, we own and operate a premium, modern fleet of eight mobile offshore drilling units. Since fiscal year 1997, we have invested approximately $510 million in upgrading seven mobile offshore drilling units and constructing an ultra-premium jack-up unit, the ATWOOD BEACON. Upon its expected delivery in October/November 2008, the ATWOOD AURORA will be our ninth owned active mobile offshore drilling unit. We support our operations from our Houston headquarters and offices currently located in Australia, Malaysia, Malta, Egypt, Indonesia, Singapore and the United Kingdom.

FINANCIAL HIGHLIGHTS

	2007	2006
	(In Thousands)

FOR THE YEAR ENDED SEPTEMBER 30:
REVENUES	$ 403,037	$ 276,625
NET INCOME	139,024	86,122
CAPITAL EXPENDITURES	91,306	78,464
AT SEPTEMBER 30:
NET PROPERTY AND EQUIPMENT	$ 493,851	$ 436,166
TOTAL ASSETS	717,724	593,829
TOTAL SHAREHOLDERS' EQUITY	615,855	458,894

TO OUR SHAREHOLDERS AND EMPLOYEES:

We are pleased to report that 2007 was another record fiscal year for the Company with notable achievements in many areas. Revenues, operating cash flows and net income for fiscal year 2007 were the highest in our history. Our net income of $139 million, or $4.37 per diluted share, improved on our previous record net income of $86 million, or $2.74 per diluted share, for fiscal year 2006. Based upon our strong current financial position and market outlook, we believe that continuing to pursue our current strategy will further enhance shareholder value in the future.

Our strategy focuses on safe, quality operations; premium equipment; meeting the needs of our clients and being leveraged to attractive international markets. This strategy has served us well by enhancing shareholder value and continuing to guide our path forward. The Company is well-positioned for the future with a distinct strategy and position in the industry, particularly given our size.

Our existing fleet of eight owned operating units is working with key clients in some of the world’s most attractive offshore markets. During the past fiscal year, we achieved fleet utilization of 100%. Our current estimated contract backlog in terms of available rig days for our eight units is approximately 87%  for fiscal year 2008 and 33% for fiscal 2009. This backlog provides a combination of earnings visibility and future earnings upside potential, particularly with our deepwater and international leverage. Our new ultra-premium jack-up, the ATWOOD AURORA, now under construction in Brownsville, Texas, with expected delivery in October/November 2008, will offer growth potential when it commences operation as our ninth offshore drilling unit.

We continue to strengthen our balance sheet and the Company currently has no outstanding term debt. In October 2007, we replaced our then existing credit agreement with a five-year $300 million revolving loan facility. This new facility, which is on more favorable terms than our previous facility, will provide funding for future growth opportunities and for general corporate needs.

With our strong balance sheet and the likelihood of record cash flows and financial results, we expect to be in a position to consider opportunities when the times are right. Based on longer-term expectations for energy demand, the outlook for the markets we serve is positive, particularly our international deep water markets. Accordingly, we are working to identify and pursue value-enhancing growth opportunities as well as evaluating the best use of future cash flow. In considering growth opportunities, we want to remain leveraged to our international deepwater markets, particularly for conventionally moored semisubmersibles in the range of 6,000 to 8,000 feet of water supported by acceptable term contract opportunities. We estimate current project costs (including capitalized interest) of $550,000,000 to $600,000,000 to construct a new semisubmersible with the specifications to meet our clients’ future deepwater needs. Time for rig construction will put new rig delivery approximately four years after commitment.

Our international scope of activities means much to us, as does our involvement in many different communities where we operate or maintain offices. Atwood Oceanics is proud of its long operating history and reputation – and it’s long-standing relationships with clients. We owe much to the talent and contributions of both our U.S. and international employees for our performance during 2007. Each day, our agenda emphasizes safe, high standards of performance, the value of our committed workforce and continued development of our organization for the future. We aspire to continue building our longer-term position as a leader in our industry.

We are grateful for our shareholders trust and the successes delivered by our talented and dedicated multi-national employees during fiscal year 2007.

/s/ John R. Irwin

John R. Irwin

Atwood Oceanics, Inc. and Subsidiaries

FIVE YEAR FINANCIAL REVIEW

(In thousands, except per share amounts, fleet data and ratios)	At or For the Years September 30,
	2007	2006	2005	2004	2003
STATEMENTS OF OPERATIONS DATA:
Revenues	$403,037	$276,625	$176,156	$163,454	$144,765
Contract drilling costs	(186,949)	(144,366)	(102,849)	(98,936)	(98,500)
Depreciation	(33,366)	(26,401)	(26,735)	(31,582)	(25,758)
General and administrative expenses	(23,929)	(20,630)	(14,245)	(11,389)	(14,015)
Gain on sale of equipment	414	10,548	--	--	--
OPERATING INCOME	159,207	95,776	32,327	21,547	6,492
Other (expense) income	752	(3,940)	(6,719)	(9,145)	(4,856)
Tax (provision) benefit	(20,935)	(5,714)	403	(4,815)	(14,438)
NET INCOME (LOSS)	$139,024	$86,122	$26,011	$7,587	$(12,802)

PER SHARE DATA:
Earnings (loss) per common share:
Basic	$4.44	$2.78	$0.86	$0.27	$(0.46)
Diluted	$4.37	$2.74	$0.83	$0.27	$(0.46)
Average common shares outstanding:
Basic	31,343	30,936	30,412	27,718	27,692
Diluted	31,814	31,442	31,220	28,064	27,692

FLEET DATA:
Number of rigs owned or managed, at end
of period	8	10	11	11	11
Utilization rate for in-service rigs (1)	100%	100%	98%	93%	92%

BALANCE SHEET DATA:
Cash and cash equivalents	$100,361	$32,276	$18,982	$16,416	$21,551
Working capital	158,549	86,308	35,894	32,913	26,063
Net property and equipment	493,851	436,166	390,778	401,141	443,102
Total assets	717,724	593,829	495,694	498,936	522,674
Total long-term debt (including current portion)	18,000	64,000	90,000	181,000	205,000
Shareholders' equity (2) (3)	615,855	458,894	362,137	271,589	263,467
Ratio of current assets to current liabilities	3.75	2.41	1.64	1.55	1.52

Notes -
	(1)	Excludes managed rigs, the SEASCOUT (sold in fiscal year 2006), and contractual downtime on rigs upgraded.
(2)	We have never paid any cash dividends on our common stock.
(3)	In October 2004, we sold 2,350,000 shares of common stock in a public offering.

OFFSHORE DRILLING OPERATIONS

RIG NAME	YEAR UPGRADED	MAXIMUM WATER DEPTH	PERCENTAGE OF FY 2007 REVENUES (1)	LOCATION AT NOVEMBER 27 , 200 7	CUSTOMER	CONTRACT STATUS AT NOVEMBER 27 , 2007
SEMISUBMERSIBLES -
ATWOOD EAGLE	2000/2002	5,000 Ft.	14%	Offshore Australia	BHP BILLITON PETROLEUM PTY (“BHPB”)

The rig is currently working under a drilling program for BHPB which is expected to extend to May 2008. Upon completion of this drilling commitment, the rig has a one (1) well contract commitment with ENI Australia BV, followed by a two (2) year contract commitment with Woodside Energy, Ltd (“Woodside”). It should take until June/July 2010 before these drilling commitments are completed.

ATWOOD HUNTER	1997/2001	5,000 Ft.	21%	Offshore Egypt	BURULLUS GAS CO. (“BURULLUS”)

The rig is currently working under a drilling program for Burullus which should take until mid December 2007 to complete. Following the completion of the Burullus contract, the rig will be moved to a shipyard in Malta to undergo an estimated 20 day equipment upgrade and will then move to Mauritania to complete the previously suspended Woodside contract which should extend to July 2008.

ATWOOD FALCON	1998/2006	5,000 Ft.	13%	Offshore Malaysia	SARAWAK SHELL BERHAD (“SHELL”)	The rig is currently working under a long-term drilling commitment with Shell which extends to July 2009.
ATWOOD SOUTHERN CROSS	1997/2006	2,000 Ft.	15%	Offshore Bulgaria and Turkey	MELROSE RESOURCES (“MELROSE”) AND TURKIYE PETROLLERI A.O. (“TPAO”)

The rig is currently working under drilling commitments with Melrose and TPAO which should take until February 2008 to complete. Upon completion of this commitment, the rig has a contract commitment with ENI Spa AGIP Exploration & Production Division to drill two (2) firm wells plus two (2) option wells which should take approximately six months to complete if both option wells are drilled.

CANTILEVER JACK-UPS –
ATWOOD BEACON	Constructed in 2003	400 Ft.	10%	Offshore India	GUJARAT STATE PETROLEUM CORPORATION LTD. (“GSPC”)	The rig is currently working under a drilling commitment for GSPC which extends to January 2009.
VICKSBURG	1998	300 Ft.	10%	Offshore Thailand	CHEVRON OVERSEAS PETROLEUM (“CHEVRON”)	The rig is currently working under a drilling commitment for Chevron which extends to June 2009.
ATWOOD AURORA	Under Construction	350 Ft.	0%	N/A	N/A	The rig is under construction in Brownsville, Texas with expected delivery in October/November 2008.
SUBMERSIBLE –
RICHMOND	2000/2002 /2007	70 Ft.	7%	Shipyard	HELIS OIL & GAS (“HELIS”)	The rig is currently in a shipyard in Mississippi undergoing a life enhancement upgrade, which is expected to be completed in December 2007. The rig has one (1)remaining well to drill for Helis.
SEM ISUBMERSIBLE TENDER ASSIST UNIT -
SEAHAWK	1992/1999 /2006	600 Ft.	8%	Offshore Equatorial Guinea	AMERADA HESS EQUATORIAL GUINEA, INC. (“HESS”)	The rig is currently working under a contractual commitment with Hess which extends to September 2008. Hess also has four (4) six-month options.

(1) Percentages do not add to 100% as the table does not include 2% of fiscal year 2007 revenues earned pursuant to our Australia Management Contracts prior to their termination during fiscal year 2007.

SECURITIES LITIGATION SAFE HARBOR STATEMENT

Statements included in this report which are not historical facts (including any statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto) are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, we and our representatives may from to time to time make other oral or written statements which are also forward-looking statements.

These forward-looking statements are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

Important factors that could cause our actual results of operations or our actual financial conditions to differ include, but are not necessarily limited to:

▪	our dependence on the oil and gas industry;
▪	the operational risks involved in drilling for oil and gas;
▪

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

▪	the extent to which customers and potential customers continue to pursue deepwater drilling;
▪	exploration success or lack of exploration success by our customers and potential customers;
▪	the highly competitive and cyclical nature of our business, with periods of low demand and excess rig availability;
▪	the impact of the war with Iraq or other military operations, terrorist acts or embargoes elsewhere;
▪	our ability to enter into and the terms of future drilling contracts;
▪	the availability of qualified personnel;
▪	our failure to retain the business of one or more significant customers;
▪	the termination or renegotiation of contracts by customers;
▪	the availability of adequate insurance at a reasonable cost;
▪	the occurrence of an uninsured loss;
▪	the risks of international operations, including possible economic, political, social or monetary instability, and compliance with foreign laws;
▪	the effect public health concerns could have on our international operations and financial results;
▪	compliance with or breach of environmental laws;
▪	the incurrence of secured debt or additional unsecured indebtedness or other obligations by us or our subsidiaries;

▪	the adequacy of sources of liquidity;
▪	currently unknown rig repair needs and/or additional opportunities to accelerate planned maintenance expenditures due to presently unanticipated rig downtime;
▪

higher than anticipated accruals for performance-based compensation due to better than anticipated performance by us, higher than anticipated severance expenses due to unanticipated employee terminations, higher than anticipated legal and accounting fees due to unanticipated financing or other corporate transactions, and other factors that could increase general and administrative expenses;

▪	the actions of our competitors in the offshore drilling industry, which could significantly influence rig dayrates and utilization;
▪	changes in the geographic areas in which our customers plan to operate, which in turn could change our expected effective tax rate;
▪	changes in oil and gas drilling technology or in our competitors’ drilling rig fleets that could make our drilling rigs less competitive or require major capital investments to keep them competitive;
▪	rig availability;
▪	the effects and uncertainties of legal and administrative proceedings and other contingencies;
▪	the impact of governmental laws and regulations and the uncertainties involved in their administration, particularly in some foreign jurisdictions;
▪	changes in accepted interpretations of accounting guidelines and other accounting pronouncements and tax laws;
▪	the risks involved in the construction, upgrade, and repair of our drilling units; and
▪	such other factors as may be discussed in our reports filed with the Securities and Exchange Commission, or SEC.

These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. The words “believe,” “impact,” “intend,” “estimate,” “anticipate,” “plan” and similar expressions identify forward-looking statements. These forward-looking statements are found at various places throughout this report. When considering any forward-looking statement, you should also keep in mind the risk factors described in our Form 10-K for the year ended September 30, 2007, particularly in Item 1A Risk Factors, to which this Annual Report is an exhibit, and in other reports or filings we make with the SEC from time to time. Undue reliance should not be placed on these forward-looking statements, which are applicable only on the date hereof. Neither we nor our representatives have a general obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date hereof or to reflect the occurrence of unanticipated events.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

MARKET OUTLOOK

Revenues, operating cash flows and net income for fiscal year 2007 were the highest in our history. Currently, we have approximately 87% of our available rig days contracted for fiscal year 2008. A comparison of the average per day revenues for fiscal year 2007 and 2006 for each of our eight active drilling units to their highest currently contracted dayrate commitment is as follows:

	Average Per Day Revenues		(1)
	Fiscal Year 2006	Fiscal Year 2007		Current Highest Contracted Dayrate Commitment (1)		Percentage Change from Fiscal Year 2007 to Highest Currently Contracted Dayrate Commitment

ATWOOD EAGLE	$129,000	$160,000		$405,000		153%
ATWOOD HUNTER	172,000	234,000		240,000		3%
ATWOOD FALCON	83,000	138,000		187,000	(2)	36%
ATWOOD SOUTHERN CROSS	82,000	171,000		380,000		122%
ATWOOD BEACON	88,000	109,000		133,500		22%
VICKSBURG	82,000	110,000		154,000		40%
SEAHAWK	32,000	84,000		93,000	(3)	11%
RICHMOND	55,000	81,000		80,000		---

(1)  Average per day revenues include dayrate and service revenues and amortized deferred fees while the highest currently contracted dayrate commitment includes estimated amortized deferred fees where noted.

(2) At a certain water depth, the dayrate would increase to $200,000; however we currently expect most, if not all, work will be at the $160,000 dayrate level which, with estimated amortized deferred fees of $27,000 per day results in the commitment amount of $187,000.

(3) Includes estimated amortized deferred fees of $17,000 per day.

With our backlog of contracted days at increasing rates on a fleetwide basis, we anticipate that revenues, operating cash flows and earnings for fiscal year 2008 will reflect a significant improvement over fiscal year 2007 operating results and thus, would be the highest in our history. In addition, our balance sheet continues to strengthen with no outstanding term debt as of November 27, 2007.

In October 2007, we entered into a new 5-year $300,000,000 non-amortizing revolving credit facility. This new facility will provide funding for future growth opportunities and for general corporate cash needs. We believe we are in a position to be opportunistic when the time is right, and accordingly, we continue to pursue and explore various growth opportunities. In addition to our ultra premium jack-up, ATWOOD AURORA, currently under construction in Brownsville, Texas, with an expected delivery date in October/November 2008 at a total cost (including capitalized interest) of approximately $160 million, we are interested in expanding our semisubmersible fleet if we can identify acceptable term contract opportunities. We estimate total costs (including capitalized interest) to construct a conventionally moored semisubmersible drilling unit with a maximum water depth capability of 6,000 to 8,000 feet would range from $550 million to $600 million and take approximately four years to construct.

Besides focusing on new growth, we also remain focused on increasing the backlog of our existing drilling units at dayrates that provide good returns on our investments. The ATWOOD EAGLE is currently working under a contractual commitment offshore Australia at dayrates ranging from $160,000 to $170,000 which could extend to May 2008. Following completion of this contract commitment, the rig will drill one well at a dayrate of $360,000 (estimated to take 45 days to complete) and then commence a two-year contract commitment (estimated June/July 2008) at a dayrate of $405,000. Immediately following the current contract commitment offshore Egypt that should extend until mid December 2007, the ATWOOD HUNTER will be moved to a shipyard in Malta to undergo an estimated 20 day equipment upgrade and will then move to Mauritania to complete the previously suspended Woodside contract at a dayrate of $240,000, which should extend to July 2008; however, the contract term can be extended up to one additional year subject to agreement on dayrate. The ATWOOD FALCON has a contractual commitment, which extends to July 2009, offshore Malaysia at a current dayrate of $160,000 (over a certain water depth the dayrate will be $200,000; however, we believe that most, if not all, wells drilled will be at the $160,000 dayrate level). The ATWOOD SOUTHERN CROSS is currently working in the Black Sea under contract commitments which should extend to December 2007 or January 2008 at dayrate levels ranging from $145,000 to $380,000. Following completion of the Black Sea commitments, the rig will drill one well at a dayrate of $320,000 in the Mediterranean Sea. Upon completion of the Mediterranean Sea well, the rig has a commitment to work offshore Italy for two firm wells plus two option wells at a dayrate of $406,000 which should take approximately six months to complete if both option wells are drilled. The ATWOOD BEACON is currently working offshore India under contract commitments that extend to January 2009 at dayrates ranging from $113,000 to $133,500. The VICKSBURG has a contract commitment offshore Thailand at a dayrate of $154,000 that extends to June 2009. The SEAHAWK is working offshore West Africa under a drilling contract that extends to September 2008; however, this contract provides for four six-month options at the current contracted dayrate plus certain cost escalations. The rig’s current dayrate is approximately $76,000, which with amortized deferred fees of $17,000 per day results in the total daily revenues of $93,000. Our only rig in the U.S. Gulf of Mexico, the RICHMOND, is currently in a shipyard undergoing an approximate $14 million life enhancing upgrade, which is expected to be completed in mid December 2007. Following the shipyard work, the RICHMOND has one well to drill at a dayrate of $80,000. The RICHMOND has been 100% utilized in the Gulf of Mexico for many years and we expect high utilization of this rig during fiscal year 2008; however, we currently expect the rig’s dayrate to decline from $80,000 to the mid to high $60,000’s.

The continuing strong market environment is not only supporting high equipment utilization with historically high dayrates, but also continues to reflect increasing operating costs. Total drilling costs for fiscal year 2007 ($187 million) compared to fiscal year 2006 ($144 million) increased 29%; however, a significant portion of this increase is attributable to higher than anticipated operating costs for the SEAHAWK while working in West Africa during the current fiscal year compared to the prior fiscal year when the SEAHAWK incurred lower operating costs as the rig was idle approximately five months while undergoing an upgrade and relocating to West Africa. Despite our operating results for fiscal year 2007 being the highest in our history, operating costs on the SEAHAWK during the current fiscal year exceeded revenues on that rig by approximately $4 million. We expect to incur operating costs for this rig in excess of revenue in the range of $1 to $2 million in fiscal year 2008. We currently expect a 10% to 12% fleetwide increase in total drilling costs for fiscal year 2008 compared to fiscal year 2007.

In addition to the estimated 70 days and 20 days of zero rate time to be incurred by the RICHMOND and the ATWOOD HUNTER, respectively, during the first quarter of fiscal year 2008 while undergoing their upgrades, we expect the following drilling units to incur planned zero rate time during fiscal year 2008:

ATWOOD EAGLE	15 days of zero rate time during the first quarter for required regulatory inspections and maintenance
ATWOOD FALCON	5 to 10 zero rate days during the fourth quarter for required regulatory inspections and maintenance; however, this zero rate period could be incurred during the first quarter of fiscal year 2009
ATWOOD SOUTHERN CROSS	4 to 10 zero rate days during the second quarter for some maintenance work
ATWOOD BEACON	3 zero rate days during the second quarter for required inspections

In addition to the above planned zero rate days that could be incurred during fiscal year 2008, unplanned zero rate days can occur at any time. In recent fiscal years, we have incurred approximately 1% to 2% of unplanned zero rate days per year, however, we have already incurred 16 zero rate days and 3 zero rate days on the SEAHAWK and ATWOOD HUNTER, respectively, due to unplanned equipment downtime during the first quarter of fiscal year 2008 through November 27, 2007.

Despite increasing drilling costs, planned zero rate time and the continuing risk of unplanned zero rate time, we expect operating results for fiscal year 2008 will reflect significant improvement over fiscal year 2007 results and assuming no new growth, we could end fiscal year 2008 with increased cash and no outstanding term debt. With our strong balance sheet and continuing trend for improvement in cash flows and financial results at historic levels, we remain focused on identifying value enhancing growth opportunities, as well as evaluating the best use of future cash flows. We remain optimistic that we will identify one or more growth opportunities during fiscal year 2008, with required funding to be supported by our new $300 million credit facility and internally generated funds.

RESULTS OF OPERATIONS

Fiscal Year 2007 Versus Fiscal Year 2006

Revenues for fiscal year 2007 increased 46% compared to the prior fiscal year. A comparative analysis of revenues by rig for fiscal years 2007 and 2006 is as follows:

	REVENUES (In millions)

	Fiscal	Fiscal
	Year 2007	Year 2006	Variance
ATWOOD SOUTHERN CROSS	$ 62.3	$ 29.9	$ 32.4
ATWOOD HUNTER	85.4	62.8	22.6
ATWOOD FALCON	50.5	30.1	20.4
SEAHAWK	30.6	11.6	19.0
ATWOOD EAGLE	58.4	47.0	11.4
VICKSBURG	40.0	30.0	10.0
RICHMOND	29.5	20.2	9.3
ATWOOD BEACON	39.8	32.1	7.7
AUSTRALIA MANAGEMENT CONTRACTS	6.5	12.9	(6.4)
	$ 403.0	$ 276.6	$ 126.4

         The increase in fleetwide revenues during fiscal year 2007 when compared to fiscal year 2006 is primarily attributable to the increase in average dayrates due to improving market conditions and strong demand for offshore drilling equipment as noted in Market Outlook. Increases in revenues for the ATWOOD SOUTHERN CROSS, ATWOOD HUNTER, ATWOOD FALCON, SEAHAWK, ATWOOD EAGLE, VICKSBURG, RICHMOND, and the ATWOOD BEACON were related to each of these drilling units working under higher dayrate contracts during the current fiscal year compared to the prior fiscal year. In addition, for approximately five months of fiscal year 2006, the SEAHAWK earned virtually no revenue as the rig was in a shipyard undergoing a life-enhancing upgrade and then relocated to West Africa. Revenue for the AUSTRALIA MANAGEMENT CONTRACTS was lower for the current fiscal year when compared to the prior fiscal year due to decreased activity as the most recent drilling program was completed at the end of the first quarter of fiscal year 2007 with the management contracts terminating during the third quarter of fiscal year 2007.

Contract drilling costs for fiscal year 2007 increased 29% compared to the prior fiscal year. A comparative analysis of contract drilling costs by rig for fiscal years 2007 and 2006 is as follows:

	CONTRACT DRILLING COSTS (In Millions)

	Fiscal	Fiscal
	Year 2007	Year 2006	Variance
SEAHAWK	$ 28.2	$ 8.4	$ 19.8
ATWOOD EAGLE	35.0	26.8	8.2
ATWOOD FALCON	23.6	16.5	7.1
ATWOOD HUNTER	25.2	18.8	6.4
ATWOOD BEACON	15.5	10.4	5.1
RICHMOND	13.1	10.4	2.7
VICKSBURG	14.0	11.9	2.1
ATWOOD SOUTHERN CROSS	20.7	24.2	(3.5)
AUSTRALIA MANAGEMENT CONTRACTS	5.1	10.8	(5.7)
OTHER	6.5	6.2	0.3
	$ 186.9	$ 144.4	$ 42.5

On a fleetwide basis, wage increases and extra personnel for training and development have resulted in higher personnel costs during fiscal year 2007 for virtually every rig when compared to the prior fiscal year. With the SEAHAWK and ATWOOD HUNTER currently working offshore West and North Africa, respectively, both rigs have experienced increased travel, freight and shorebase costs due to higher transportation and living expenses in West and North Africa. Contract drilling costs for the SEAHAWK also reflect amortization of approximately $5.1 million of deferred expenses during fiscal year 2007 compared to $0.9 million during fiscal year 2006. In addition, as previously noted, the SEAHAWK incurred significantly less operating costs for approximately five months of the prior fiscal year as the rig was in a shipyard undergoing a life enhancing upgrade and then relocated to West Africa. The ATWOOD HUNTER incurred additional maintenance costs during a planned regulatory inspection period in December 2006. In addition to the rising personnel costs mentioned above, the ATWOOD EAGLE and RICHMOND incurred higher maintenance costs during fiscal year 2007 due to the amount and timing of certain maintenance projects when compared to the prior fiscal year. The increase in drilling costs for the ATWOOD FALCON is primarily attributable to planned maintenance during its water depth upgrade which was completed during the first quarter of the current fiscal year. The ATWOOD BEACON has experienced higher maintenance costs in the current fiscal year as it was in a Singapore shipyard having its last leg sections reattached during the first quarter of fiscal year 2007. Drilling costs for the VICKSBURG have remained relatively consistent other than higher personnel costs. Current fiscal year contract drilling costs for the ATWOOD SOUTHERN CROSS have decreased primarily due to $8.6 million of mobilization expense amortization during the prior fiscal year compared to none during the current fiscal year. AUSTRALIA MANAGEMENT CONTRACTS costs have decreased due to the decreased activity resulting from the completion of the current drilling program at the end of the first quarter of the current fiscal year and termination of the contracts during the third quarter of fiscal year 2007. Other drilling costs were relatively consistent with the prior fiscal year.

Depreciation expense for fiscal year 2007 increased 27% as compared to the prior fiscal year. A comparative analysis of depreciation expense by rig for fiscal years 2007 and 2006 is as follows:

	DEPRECIATION EXPENSE (In millions)

	Fiscal	Fiscal
	Year 2007	Year 2006	Variance
SEAHAWK	$ 6.1	$ 1.6	$ 4.5
ATWOOD FALCON	4.4	2.8	1.6
ATWOOD SOUTHERN CROSS	3.4	2.9	0.5
ATWOOD HUNTER	5.7	5.4	0.3
VICKSBURG	2.9	2.8	0.1
RICHMOND	1.0	0.9	0.1
ATWOOD EAGLE	4.5	4.6	(0.1)
ATWOOD BEACON	5.1	5.3	(0.2)
OTHER	0.3	0.1	0.2
	$ 33.4	$ 26.4	$ 7.0

Depreciation expense increased for the SEAHAWK, ATWOOD FALCON and ATWOOD SOUTHERN CROSS as these rigs have recently undergone upgrades during the current and prior fiscal years, while depreciation expense for all other rigs has remained relatively consistent with the prior fiscal year. The SEAHAWK was almost fully depreciated prior to its upgrade; accordingly, ongoing depreciation expense will approximate fiscal year 2007 levels.

General and administrative expenses for the current fiscal year increased compared to the prior fiscal year primarily due to rising personnel costs and additions to the corporate staff. The fiscal year 2007 increase also includes an approximate $0.7 million increase in annual bonus compensation over the prior fiscal year. The decrease in the gain on sale of equipment reflects the sale of our semisubmersible hull, SEASCOUT, for $10 million (net after certain expenses) and our spare 15,000 P.S.I. BOP Stack for approximately $15 million for a gain of approximately $10.1 million in the prior fiscal year compared to a gain on sale of equipment of $0.4 million during the current fiscal year. Interest expense has decreased during the current year primarily due to the reduction of our outstanding debt and due to $2.6 million of capitalized interest charges related to the construction of the ATWOOD AURORA during fiscal year 2007 compared to only $1.1 million during fiscal year 2006. Interest income has increased when compared to the prior fiscal year due to interest earned on higher cash balances.

Virtually all of our tax provision for fiscal year 2007 relates to taxes in foreign jurisdictions. Accordingly, due to the high level of operating income earned in certain nontaxable and deemed profit tax jurisdictions during both the current and prior fiscal years, our effective tax rate for these periods was significantly less than the United States federal statutory rate. In addition, during the prior fiscal year, we reversed a $1.8 million tax contingent liability due to the expiration of the statute of limitations in a foreign jurisdiction and recognized a $4.6 million tax benefit due to the acceptance of certain amended prior year tax returns by a foreign tax authority, both of which contributed to the low effective tax rates in the prior fiscal year.

During July 2007, we were notified by the Malaysian tax authorities regarding a potential proposed adjustment relating to fiscal years 2000 to 2003. Although we believe we are in compliance with applicable rules and regulations, we are currently evaluating the merit of the assertions by the Malaysian tax authorities and currently plan to vigorously contest these assertions. While we cannot predict or provide assurance as to the final outcome of these allegations, we do not expect them to have a material adverse effect on our consolidated financial position, results of operations or cash flows.

Fiscal Year 2006 Versus Fiscal Year 2005

Revenues for fiscal year 2006 increased 57% compared to the prior fiscal year. A comparative analysis of revenues by rig for fiscal years 2006 and 2005 is as follows:

	REVENUES (In millions)

	Fiscal	Fiscal
	Year 2006	Year 2005	Variance
ATWOOD HUNTER	$ 62.8	$ 22.1	$ 40.7
ATWOOD SOUTHERN CROSS	29.9	10.8	19.1
ATWOOD EAGLE	47.0	34.6	12.4
RICHMOND	20.2	11.9	8.3
ATWOOD BEACON	32.1	24.2	7.9
AUSTRALIA MANAGEMENT CONTRACTS	12.9	5.2	7.7
VICKSBURG	30.0	23.6	6.4
ATWOOD FALCON	30.1	29.8	0.3
SEAHAWK	11.6	13.9	(2.3)
	$ 276.6	$ 176.1	$ 100.5

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

Contract drilling costs for fiscal year 2006 increased 40% compared to the prior fiscal year. A comparative analysis of contract drilling costs by rig for fiscal years 2006 and 2005 is as follows:

	CONTRACT DRILLING COSTS (In millions)

	Fiscal	Fiscal
	Year 2006	Year 2005	Variance
ATWOOD SOUTHERN CROSS	$ 24.2	$ 9.1	$ 15.1
ATWOOD HUNTER	18.8	11.9	6.9
AUSTRALIA MANAGEMENT CONTRACTS	10.8	4.7	6.1
ATWOOD EAGLE	26.8	21.9	4.9
VICKSBURG	11.9	8.8	3.1
ATWOOD BEACON	10.4	8.5	1.9
ATWOOD FALCON	16.5	14.6	1.9
RICHMOND	10.4	8.9	1.5
SEAHAWK	8.4	9.9	(1.5)
OTHER	6.2	4.5	1.7
	$ 144.4	$ 102.8	$ 41.6

The increase in fleetwide drilling costs was primarily attributable to the following areas: rising personnel costs due to wage increases, increased repairs and maintenance expenses and freight costs due to the amount and timing of various repairs and maintenance projects and equipment enhancements, and rising insurance costs due to increased premiums. Unless otherwise noted below, the increase in drilling costs for each rig is primarily due to the areas mentioned above.

Besides the four areas discussed above, the increase in drilling costs for the ATWOOD SOUTHERN CROSS is also due to $8.6 million of mobilization expense amortization during the fiscal year 2006, compared to $0.8 million of deferred mobilization expense during fiscal year 2005, as the rig relocated from Southeast Asia to the Mediterranean during the fourth quarter of fiscal year 2005. The increase in drilling costs for the ATWOOD HUNTER also includes higher agent commissions due to increased revenues when compared to fiscal year 2005 and due to its relocation from Egypt to Mauritania where operating costs are higher. As previously mentioned, one of our managed platform rigs in Australia commenced a new drilling program during fiscal year 2006, and thus, service activities for our AUSTRALIA MANAGEMENT CONTRACTS have increased accordingly when compared to fiscal year 2005. The decrease in drilling costs for the SEAHAWK is due to $4.0 million of deferred mobilization costs for fiscal year 2006 due to the relocation of the rig from Southeast Asia to West Africa compared to no deferred mobilization costs in fiscal year 2005. Other drilling costs for fiscal year 2006 have increased primarily due to the recording of stock option compensation expense (resulting from adoption of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment”, or SFAS 123(R) on October 1, 2005) for field personnel.

Depreciation expense for fiscal year 2006 decreased 1% as compared to the prior fiscal year. A comparative analysis of depreciation expense by rig for fiscal years 2006 and 2005 is as follows:

	DEPRECIATION EXPENSE (In millions)

	Fiscal	Fiscal
	Year 2006	Year 2005	Variance
SEAHAWK	$ 1.6	$ 0.5	$ 1.1
ATWOOD HUNTER	5.4	5.3	0.1
VICKSBURG	2.8	2.7	0.1
ATWOOD BEACON	5.3	5.2	0.1
RICHMOND	0.9	0.9	-
ATWOOD FALCON	2.8	2.8	-
ATWOOD EAGLE	4.6	4.7	(0.1)
ATWOOD SOUTHERN CROSS	2.9	4.5	(1.6)
OTHER	0.1	0.1	-
	$ 26.4	$ 26.7	$ (0.3)

The increase in depreciation expense for the SEAHAWK was due to the completion of a $16 million life enhancing upgrade during the fourth quarter of fiscal year 2006. During the first quarter of the fiscal year 2006, the ATWOOD SOUTHERN CROSS underwent a life enhancing upgrade whereby the useful life of the rig was extended from approximately two to five years. Depreciation expense for our other units was relatively unchanged in fiscal year 2006 as compared to fiscal year 2005.

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

General and administrative expenses for fiscal year 2006 increased 45% compared to fiscal year 2005 due primarily to the following: $3.7 million of stock option compensation expense (resulting from adoption of SFAS 123(R) on October 1, 2005), a $1.5 million increase in professional fees primarily related to higher Sarbanes-Oxley compliance costs, and a $0.6 million increase in annual bonus compensation. Interest expense has decreased primarily due to the reduction of our outstanding debt, while interest income has increased when compared to fiscal year 2005 due to higher interest rates earned on higher cash balances.

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

LIQUIDITY AND CAPITAL RESOURCES

As of September 30, 2007, we had $18 million outstanding under the term portion of our senior secured credit facility and no funds borrowed under the $100 million revolving portion of our senior secured credit facility. We were in compliance with all financial covenants at September 30, 2007 and at all times during fiscal years 2007, 2006 and 2005. At September 30, 2007, the collateral for our credit facility consisted primarily of preferred mortgages on all eight of our active drilling units (with an aggregate net book value at September 30, 2007 totaling approximately $378 million). Under the facility, we were not required to maintain compensating balances; however, we were required to pay a fee of approximately 0.60% per annum on the unused revolving portion of our credit facility and certain other administrative costs.

Subsequent to September 30, 2007, we entered into a new credit agreement with several banks with Nordea Bank Finland PLC, New York Branch, as Administrative Agent for the lenders, as well as Lead Arranger and Book Runner and terminated our prior senior secured credit facility. The new credit agreement provides for a secured 5-year $300,000,000 non-amortizing revolving loan facility with maturity in October 2012, subject to acceleration upon certain specified events of defaults, including breaches of representations or covenants. Loans under the new facility will bear interest at varying rates ranging from 0.70% to 1.25% over the Eurodollar Rate, depending upon the ratio of outstanding debt to earnings before interest, taxes and depreciation. The collateral for the new credit agreement consists primarily of preferred mortgages on three of our active drilling units (ATWOOD EAGLE, ATWOOD HUNTER and ATWOOD BEACON). The new credit agreement contains various financial covenants that, among other things, require the maintenance of certain leverage and interest expense coverage ratios. This new credit facility will provide funding for future growth opportunities and for general corporate needs. As of November 27, 2007, no funds have been borrowed under the new credit facility. In conjunction with the establishment of the new credit agreement, we terminated our prior senior secured credit facility, and we repaid the $18 million then outstanding on our prior senior secured credit facility at the time of termination. We will write off the remaining unamortized loan costs of approximately $0.4 million related to the prior senior secured credit facility in the first quarter of fiscal year 2008.

Since we operate in a very cyclical industry, maintaining high equipment utilization in up, as well as down, cycles is a key factor in generating cash to satisfy current and future obligations. For fiscal years 2001 through 2006, net cash provided by operating activities ranged from a low of approximately $13.7 million in fiscal year 2003 to a high of approximately $85.5 million in fiscal year 2006. For fiscal year 2007, net cash provided by operating activities totaled approximately $190.8 million. Our operating cash flows are primarily driven by our operating income, which reflects dayrates and rig utilization. During fiscal year 2007, we used internally generated cash to expend approximately $63 million toward the construction of the ATWOOD AURORA, approximately $9 million on completing the water depth upgrade and equipment maintenance of the ATWOOD FALCON and approximately $19 million in other capital expenditures. In fiscal year 2008, we currently expect to expend approximately $70 million in completing the construction of the ATWOOD AURORA, approximately $14 million for the life enhancing upgrade for the RICHMOND and approximately $20 million for other capital expenditures.

With approximately 87% of our available operating rig days committed for fiscal year 2008 and approximately 33% committed for fiscal year 2009 at historically high dayrates, we anticipate significant increases in cash flows and earnings during fiscal years 2008 and 2009 when compared to fiscal year 2007. As we repaid the $18 million remaining term portion of our prior senior secured credit facility during October 2007 and have not borrowed against our new senior secured credit facility to date, the only additional firm cash commitment for fiscal year 2008, outside of funding current rig operations, is our expected capital expenditures of approximately $104 million as noted above. We expect to generate more than sufficient cash flows from operations to satisfy these obligations.

Our portfolio of accounts receivable is comprised of major international corporate entities with stable payment experience. Historically, we have not encountered significant difficulty in collecting receivables and typically do not require collateral for our receivables. As of September 30, 2007, we have an unbilled receivable balance of $13.1 million with one customer. This balance relates to contract drilling services performed in August and September 2007, for which billing was postponed awaiting receipt of tax-exempt status from a foreign government. Such amounts were billed subsequent to the current fiscal year end and are expected to be collected in the first quarter of fiscal year 2008. The insurance receivable of $0.6 million at September 30, 2006 related to repairs made to the ATWOOD BEACON during the first quarter of fiscal year 2007.

Accrued liabilities have increased by $14.7 million from September 30, 2006 primarily due to the increase of accrued, but unpaid, agent fees and current income tax liabilities.

COMMITMENTS

The following table summarizes our obligations and commitments (in thousands) at September 30, 2007:

	Fiscal	Fiscal	Fiscal	Fiscal	2012 and
	2008	2009	2010	2011	thereaft er

Long-Term Debt (1)	$18,000	$-	$-	$ -	$-
Purchase Commitments (2)	83,000	-	-	-	-
Operating Leases	1,644	1,029	854	842	2,730
	$102,644	$1,029	$854	$ 842	$2,730

(1)	Remaining balance repaid during October 2007.
(2)	Rig construction and upgrade commitments for the ATWOOD AURORA and the RICHMOND, respectively.

CRITICAL ACCOUNTING POLICIES

Significant accounting policies are included in Note 2 to our consolidated financial statements for the year ended September 30, 2007. These policies, along with the underlying assumptions and judgments made by management in their application, have a significant impact on our consolidated financial statements. We identify our most critical accounting policies as those that are the most pervasive and important to the portrayal of our financial position and results of operations, and that require the most difficult, subjective and/or complex judgments by management regarding estimates about matters that are inherently uncertain. Our most critical accounting policies are those related to revenue recognition, property and equipment, impairment of assets, income taxes, and employee stock-based compensation.

We account for contract drilling revenue in accordance with the terms of the underlying drilling contract. These contracts generally provide that revenue is earned and recognized on a daily rate (i.e. “dayrate”) basis and dayrates are typically earned for a particular level of service over the life of a contract. Dayrate contracts can be for a specified period of time or the time required to drill a specified well or number of wells. Revenues from dayrate drilling operations, which are classified under contract drilling services, are recognized on a per day basis as the work progresses. In addition, lump-sum fees received at commencement of the drilling contract as compensation for the cost of relocating drilling rigs from one major operating area to another, as well as equipment and upgrade costs reimbursed by the customer are recognized as earned on a straight-line method over the term of the related drilling contract, as are the dayrates associated with such contract. However, lump-sum fees received upon termination of a drilling contract are recognized as earned during the period termination occurs. In addition, we defer the mobilization costs relating to moving a drilling rig to a new area and customer requested equipment purchases that will revert to the customer at the end of the applicable drilling contract. We amortize such costs on a straight-line basis over the life of the applicable drilling contract.

We currently operate eight active offshore drilling units. These assets are premium equipment and should provide many years of quality service. At September 30, 2007, the carrying value of our property and equipment totaled $493.9 million, which represents 69% of our total assets. This carrying value reflects the application of our property and equipment accounting policies, which incorporate estimates, assumptions and judgments by management relative to the useful lives and salvage values of our units. Once a rig is placed in service, it is depreciated on the straight-line method over its estimated useful life, with depreciation discontinued only during the period when a drilling unit is out of service while undergoing a significant upgrade that extends its useful life. The estimated useful lives of our drilling units and related equipment range from 3 years to 25 years and our salvage values are generally based on 5% of capitalized costs. Any future increases in our estimates of useful lives or salvage values will have the effect of decreasing future depreciation expense in future years and spreading the expense to later years. Any future decreases in our useful lives or salvage values will have the effect of accelerating future depreciation expense.

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

We conduct operations and earn income in numerous foreign countries and are subject to the laws of taxing jurisdictions within those countries, as well as United States federal and state tax laws. At September 30, 2007, we have a $14.3 million net deferred income tax liability. This balance reflects the application of our income tax accounting policies in accordance with statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”. Such accounting policies incorporate estimates, assumptions and judgments by management relative to the interpretation of applicable tax laws, the application of accounting standards, and future levels of taxable income. The estimates, assumptions and judgments used by management in connection with accounting for income taxes reflect both historical experience and expectations regarding future industry conditions and operations. Changes in these estimates, assumptions and judgments could result in materially different provisions for deferred and current income taxes.

Effective October 1, 2005, we adopted Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment”, or SFAS 123(R), using the modified prospective application transition method. Under this method, stock-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the requisite service period (generally the vesting period of the equity grant). In addition, stock-based compensation cost recognized includes compensation cost for unvested stock-based awards as of October 1, 2005. Prior to October 1, 2005, we accounted for share-based compensation in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, or APB No. 25. No share-based employee compensation cost has been reflected in net income prior to October 1, 2005. Before that date, we reported the entire tax benefit related to the exercise of stock options as an operating cash flow. SFAS 123(R) requires us to report the tax benefit from the tax deduction that is in excess of recognized compensation costs (excess tax benefits) as a financing cash flow rather than as an operating cash flow. The cumulative effect of the change in accounting principle from APB No. 25 to FAS 123(R) was not material.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 2006, the Financial Accounting Standards Board issued FIN 48, “Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement 109.”  FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting, and disclosing uncertain tax positions within the financial statements.  The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006.  While we are still finalizing our evaluation of the impact of the adoption of FIN 48, we believe the adoption will result in a decrease to shareholders equity of approximately $4 to $5 million at October 1, 2007.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”, which provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. GAAP has required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. The objective of SFAS No. 159 is to help mitigate this type of volatility in the earnings by enabling companies to report related assets and liabilities at fair value, which would likely reduce the need for companies to comply with complex hedge accounting provisions. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We are currently analyzing the provisions of SFAS No. 159 and determining how it will affect accounting policies and procedures, but we have not yet made a determination of the impact the adoption will have on our consolidated financial position, results of operations and cash flows.

In September 2005, the FASB issued SFAS No. 157, “Fair Value Measurements”, which defines fair value, establishes methods used to measure fair value and expands disclosure requirements about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal periods. We are currently analyzing the provisions of SFAS No. 157 and determining how it will affect accounting policies and procedures, but we have not yet made a determination of the impact the adoption will have on our consolidated financial position, results of operations and cash flows.

DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk, including adverse changes in interest rates and foreign currency exchange rates as discussed below.

Interest Rate Risk

All of the $18 million of long-term debt outstanding under our prior credit facility at September 30, 2007, was floating rate debt. Any debt we incur under our new credit facility will also be floating rate debt. As a result, our annual interest costs in fiscal year 2008 will fluctuate based on interest rate changes. Because the interest rate on our long-term debt is a floating rate and due to the fact that our debt maturing under our prior credit facility would have matured in 2008, the fair value of our long-term debt approximated carrying value as of September 30, 2007. The impact on annual cash flow of a 10% change in the floating rate (approximately 70 basis points) would be immaterial. We did not have any open derivative contracts relating to our floating rate debt at September 30, 2007.

Foreign Currency Risk

Certain of our subsidiaries have monetary assets and liabilities that are denominated in a currency other than their functional currencies. Based on September 30, 2007 amounts, a decrease in the value of 10% in the foreign currencies relative to the United States dollar from the year-end exchange rates would result in a foreign currency transaction gain of approximately $0.3 million. Thus, we consider our current risk exposure to foreign currency exchange rate movements, based on net cash flows, to be immaterial. We did not have any open derivative contracts relating to foreign currencies at September 30, 2007.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

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
(ii)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(iii)

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our evaluation under the framework in Internal Control –Integrated Framework, management has concluded that the Company maintained effective internal control over financial reporting as of September 30, 2007. PricewaterhouseCoopers LLP, our independent registered public accounting firm, has audited our assessment of the effectiveness of the Company’s internal control over financial reporting as of September 30, 2007, as stated in their report, which appears on the following page.

ATWOOD OCEANICS, INC.

by

/s/ John R. Irwin	/s/ James M. Holland
John R. Irwin	James M. Holland
Director, President	Senior Vice President, Chief
and Chief Executive Officer	Financial Officer and Secretary

November 29, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Atwood Oceanics, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of Atwood Oceanics, Inc. and its subsidiaries at September 30, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting, which appears on the preceding page. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 3 to the consolidated financial statements, in 2006 the company charged its method of accounting for share-based compensation as a result of adopting the provisions of the Statement of Financial Standards No. 123(R), "Share-Based Payment."

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Houston, Texas

November 28, 2007

Atwood Oceanics, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

	September 30,
(In thousands)	2007	2006

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$100,361	$32,276
Accounts receivable, net of an allowance
of $164 and $750 at September 30, 2007
and 2006, respectively	76,597	80,222
Income tax receivable	1,870	65
Insurance receivable	--	550
Inventories of materials and supplies	26,721	22,124
Deferred tax assets	390	2,563
Prepaid expenses and deferred costs	10,240	9,873
Total Current Assets	216,179	147,673

NET PROPERTY AND EQUIPMENT	493,851	436,166

DEFERRED COSTS AND OTHER ASSETS	7,694	9,990
	$7 17,724	$593,829

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of notes payable	$18,000	$36,000
Accounts payable	11,769	11,760
Accrued liabilities	27,861	13,201
Deferred credits	--	404
Total Current Liabilities	57,630	61,365

LONG-TERM DEBT,
net of current maturities:	--	28,000
	--	28,000
LONG TERM LIABILITIES:
Deferred income taxes	14,729	18,591
Deferred credits	24,093	23,284
Other	5,417	3,695
	44,239	45,570

COMMITMENTS AND CONTENGENCIES (SEE NOTE 11)

SHAREHOLDERS' EQUITY:
Preferred stock, no par value;
1,000 shares authorized, none outstanding	--	--
Common stock, $1 par value, 50,000 shares
authorized with 31,675 and 31,046 issued
and outstanding at September 30, 2007
and 2006, respectively	31,675	31,046
Paid-in capital	133,224	115,916
Retained earnings	450,956	311,932
Total Shareholders' Equity	615,855	458,894
	$717,724	$593,829

The accompanying notes are an integral part of these consolidated financial statements.

Atwood Oceanics, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS

	For Years Ended September 30,
(In thousands, except per share amounts)	2007	2006	2005

REVENUES:
Contract drilling	$ 400,479	$ 276,625	$ 168,500
Business interruption proceeds	2,558	-	7,656
	403,037	276,625	176,156
COSTS AND EXPENSES:
Contract drilling	186,949	144,366	102,849
Depreciation	33,366	26,401	26,735
General and administrative	23,929	20,630	14,245
Gain on sale of equipment	(414)	(10,548)	-
	243,830	180,849	143,829
OPERATING INCOME	159,207	95,776	32,327
OTHER INCOME (EXPENSE):
Interest expense, net of capitalized interest	(1,689)	(5,166)	(7,352)
Interest income	2,441	1,226	633
	752	(3,940)	(6,719)
INCOME BEFORE INCOME TAXES	159,959	91,836	25,608
PROVISION (BENEFIT) FOR INCOME TAXES	20,935	5,714	(403)
NET INCOME	$ 139,024	$ 86,122	$ 26,011
EARNINGS PER COMMON SHARE:
Basic	$ 4.44	$ 2.78	$ 0.86
Diluted	4.37	2.74	0.83
AVERAGE COMMON SHARES OUTSTANDING:
Basic	31,343	30,936	30,412
Diluted	31,814	31,442	31,220

The accompanying notes are an integral part of these consolidated financial statements.

Atwood Oceanics, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For Years Ended September 30,
(In thousands)	2007	2006	2005
CASH FLOW FROM OPERATING ACTIVITIES:
Net income	$139,024	$86,122	$26,011
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation	33,366	26,401	26,735
Amortization of debt issuance costs	804	804	804
Amortization of deferred items	(25,729)	(1,254)	292
Provision for doubtful accounts	127	726	189
Provision for inventory obsolescence	240	--	--
Deferred federal income tax benefit	(2,169)	(1,032)	(1,580)
Stock-based compensation expense	5,005	4,568	--
Gain on sale of assets	(414)	(10,548)	--
Changes in assets and liabilities:
(Increase) decrease in accounts receivable	3,498	(41,083)	(7,579)
Decrease in insurance receivable	--	--	9,133
(Increase) decrease in income tax receivable	(1,805)	3,213	(3,278)
Increase in inventory	(4,837)	(6,484)	(2,839)
(Increase) decrease in prepaid expenses	(1,454)	(5,061)	1,585
Increase in deferred costs and other assets	(4,506)	(11,419)	(10,422)
Increase (decrease) in accounts payable	9	5,287	(2,925)
Increase (decrease) in accrued liabilities	14,660	3,985	(2,734)
Increase in deferred credits and other liabilities	34,941	31,226	5,429
Tax benefit from the exercise of stock options	--	--	2,250
Other	--	1	21
	51,736	(670)	15,081
Net Cash Provided by Operating Activities	190,760	85,452	41,092
CASH FLOW FROM INVESTING ACTIVITIES:
Capital expenditures	(91,306)	(78,464)	(25,563)
Collection of insurance receivable	550	--	15,750
Proceeds from sale of assets	669	26,239	--
Net Cash Used by Investing Activities	(90,087)	(52,225)	(9,813)
CASH FLOW FROM FINANCING ACTIVITIES:
Proceeds from debt	--	20,000	10,000
Principal payments on debt	(46,000)	(46,000)	(101,000)
Proceeds from common stock offering	--	--	53,607
Tax benefit from the exercise of stock options	3,432	--	--
Proceeds from exercise of stock options	9,980	6,067	8,680
Net Cash Provided Used by Financing Activities	(32,588)	(19,933)	(28,713)
NET INCREASE IN CASH AND CASH EQUIVALENTS	$68,085	$13,294	$2,566
CASH AND CASH EQUIVALENTS, at beginning of period	$32,276	$18,982	$16,416
CASH AND CASH EQUIVALENTS, at end of period	$100,361	$32,276	$18,982
Supplemental disclosure of cash flow information:
Cash paid during the year for domestic and foreign income taxes	$13,095	$2,654	$5,977
Cash paid during the year for interest, net of amounts capitalized	$1,822	$5,033	$7,705

The accompanying notes are an integral part of these consolidated financial statements.

Atwood Oceanics, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN

SHAREHOLDERS’ EQUITY

					Total
	Common Stock		Paid-in	Retained	Stockholders’
(In thousands)	Shares	Amount	Capital	Earnings	Equity

September 30, 2004	27,746	$ 27,746	$ 44,044	$ 199,799	$ 271,589
Net income	-	-	-	26,011	26,011
Exercise of employee stock options	586	586	8,094	-	8,680
Common stock offering	2,350	2,350	51,257	-	53,607
Tax benefit from exercise of employee stock options	-	-	2,250	-	2,250
September 30, 2005	30,682	$ 30,682	$ 105,645	$ 225,810	$ 362,137
Net income	-	-	-	86,122	86,122
Restricted stock awards	5	5	(5)	-	-
Exercise of employee stock options	359	359	5,708	-	6,067
Stock option and restricted stock
award compensation expense	-	-	4,568	-	4,568
September 30, 2006	31,046	$ 31,046	$ 115,916	$ 311,932	$ 458,894
Net income	-	-	-	139,024	139,024
Restricted stock awards	7	7	(7)	-	-
Exercise of employee stock options	622	622	9,358	-	9,980
Stock option and restricted stock
award compensation expense			5,005		5,005
Tax benefit from exercise of employee stock options	-	-	2,952	-	2,952
September 30, 2007	31,675	$ 31,675	$ 133,224	$ 450,956	$ 615,855

The accompanying notes are an integral part of these consolidated financial statements.

Atwood Oceanics, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - NATURE OF OPERATIONS

Atwood Oceanics, Inc., together with its subsidiaries (collectively referred to herein as “we,” “our” or the “Company”), is engaged in offshore drilling and completion of exploratory and developmental oil and gas wells and related support, management and consulting services principally in international locations. Presently, we own and operate a premium, modern fleet of eight mobile offshore drilling units. Upon its expected delivery in October/November 2008, the ATWOOD AURORA will be our ninth owned active mobile offshore drilling unit. Currently, we are involved in active operations in the territorial waters of Australia, Malaysia, Thailand, India, Bulgaria, Egypt, Equatorial Guinea and the United States.

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

Foreign exchange

The United States dollar is the functional currency for all areas of our operations. Accordingly, monetary assets and liabilities denominated in foreign currency are converted to United States dollars at the rate of exchange in effect at the end of the fiscal year, items of income and expense are remeasured at average monthly rates, and property and equipment and other nonmonetary amounts are remeasured at historical rates. Gains and losses on foreign currency transactions and remeasurements are included in contract drilling costs in our consolidated statements of operations. While we did not record a foreign exchange gain or loss during fiscal year 2007, we did record a foreign exchange loss of $0.1 million during fiscal year 2006 and a foreign exchange gain of $0.1 million during fiscal year 2005.

Accounts Receivable

We record trade accounts receivable at the amount we invoice our customers. Our portfolio of accounts receivable is comprised of major international corporate entities and government organizations with stable payment experience. Included within our accounts receivable at September 30, 2007 is an unbilled receivable balance totaling $13.1 million that represents amounts for which contract drilling services have been performed, revenue has been earned based on contractual dayrate provisions and for which collection is deemed probable. Such unbilled amounts were billed subsequent to the current fiscal year end. Historically, our uncollectible accounts receivable have been immaterial, and typically, we do not require collateral for our receivables. We provide an allowance for uncollectible accounts, as necessary, on a specific identification basis. We had an allowance for doubtful accounts of $0.2 million and $0.8 million, as of September 30, 2007 and 2006, respectively.

Insurance receivable

We had an insurance receivable of $0.6 million as of September 30, 2006, related to a claim filed as a result of damage sustained by the ATWOOD BEACON in July 2004 while positioning for a well offshore Indonesia. We collected the remaining receivable during fiscal year 2007. See Note 4 for further discussion regarding the ATWOOD BEACON incident.

Inventories of Material and Supplies

Inventories consist of spare parts, material and supplies held for consumption and are stated principally at the lower of average cost or market, net of reserves for excess and obsolete inventory of $1.2 million and $1.3 million at September 30, 2007 and 2006, respectively.

Income taxes

We account for income taxes in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109 “Accounting for Income Taxes.” Under SFAS No. 109, deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end given the provisions of enacted tax laws in each respective jurisdiction. Deferred tax assets are reduced by a valuation allowance when, based upon management’s estimates, it is more likely than not that a portion of the deferred tax assets will not be realized in a future period.

Property and equipment

Property and equipment are recorded at cost. Interest costs related to property under construction are capitalized as a component of construction costs. Interest capitalized during fiscal years 2007 and 2006 was $2.6 million and $1.6 million, respectively. We had no capitalized interest during fiscal year 2005.

Once a rig is placed in service, it is depreciated on the straight-line method over its estimated useful life, with depreciation discontinued only during the period when a drilling unit is out of service while undergoing a significant upgrade that extends its useful life. Our estimated useful lives of our various classifications of assets are as follows:

Years
Drilling vessels and related equipment Drill pipe Furniture and other	5-25 3 3-10

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

Impairment of property and equipment

We periodically evaluate our property and equipment to determine that their net carrying value is not in excess of their net realizable value. These evaluations are performed when we have sustained significant declines in utilization and dayrates and recovery is not contemplated in the near future. We consider a number of factors such as estimated future cash flows, appraisals and current market value analysis in determining an asset’s fair value. Assets are written down to their fair value if the carrying amount of the asset is not recoverable and exceeds its fair value.

Deferred drydocking costs

We defer the costs of scheduled drydocking and charge such costs to expense over the period to the next scheduled drydocking (normally 30 months). At September 30, 2007 and 2006, deferred drydocking costs totaling $1.9 million and $0.6 million, respectively, were included in Deferred Costs and Other Assets in the accompanying Consolidated Balance Sheets.

Revenue recognition

We account for drilling and management contract revenue in accordance with the term of the underlying drilling or management contract. These contracts generally provide that revenue is earned and recognized on a daily basis. We provide crewed rigs to customers on a daily rate (i.e. “dayrate”) basis. Dayrate contracts can be for a specified period of time or the time required to drill a specified well or number of wells. Revenues from dayrate drilling operations, which are classified under contract drilling services, are recognized on a per day basis as the work progresses. In addition, business interruption proceeds are also recognized on a per day basis. See Note 4 for further discussion of the ATWOOD BEACON incident.

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

At September 30, 2007 and 2006, deferred fees associated with mobilization as well as equipment purchases and upgrades totaled $24.1 million and $23.7 million, respectively. At September 30, 2007 and 2006, deferred costs associated with mobilization and equipment purchases and deferred mobilization costs totaled $4.8 million and $9.0 million, respectively. Deferred fees and deferred costs are classified as current or long-term in the accompanying Consolidated Balance Sheets based on the expected term of the applicable drilling contracts.

Share-based compensation

Effective October 1, 2005, we adopted Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment”, or SFAS 123(R), using the modified prospective application transition method. Under this method, stock-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the requisite service period (generally the vesting period of the equity grant). In addition, stock-based compensation cost recognized includes compensation cost for unvested stock-based awards as of October 1, 2005. Prior to October 1, 2005, we accounted for share-based compensation in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, or APB No. 25. No share-based employee compensation cost has been reflected in net income prior to October 1, 2005. Before that date, we reported the entire tax benefit related to the exercise of stock options as an operating cash flow. SFAS 123(R) requires us to report the tax benefit from the tax deduction that is in excess of recognized compensation costs (excess tax benefits) as a financing cash flow rather than as an operating cash flow. The cumulative effect of the change in accounting principle from APB No. 25 to SFAS 123(R) was not material. See Note 3 for additional information.

Earnings per common share

Basic and diluted earnings per share have been computed in accordance with SFAS No. 128, “Earnings per Share” (EPS). “Basic” EPS excludes dilution and is computed by dividing net income (loss) by the weighted-average number of common shares outstanding for the period. “Diluted” EPS reflects the issuance of additional shares in connection with the assumed conversion of stock options. Under the modified prospective application transition method of SFAS 123(R), we have included the impact of pro forma deferred tax assets in calculating the potential windfall and shortfall tax benefits to determine the amount of diluted shares using the treasury stock method.

The computation of basic and diluted earnings per share under SFAS No. 128 for each of the past three fiscal years is as follows (in thousands, except per share amounts):

				Per Share
		Net Income	Shares	Amount
Fiscal 2007:
	Basic earnings per share	$ 139,024	31,343	$ 4.44
	Effect of dilutive securities –
	Stock options	-	471	(0.07)
	Diluted earnings per share	$ 139,024	31,814	$ 4.37
Fiscal 2006:
	Basic earnings per share	$ 86,122	30,936	$ 2.78
	Effect of dilutive securities –
	Stock options	-	506	(0.04)
	Diluted earnings per share	$ 86,122	31,442	$ 2.74
Fiscal 2005:
	Basic earnings per share	$ 26,011	30,412	$ 0.86
	Effect of dilutive securities –
	Stock options	-	808	(0.03)
	Diluted earnings per share	$ 26,011	31,220	$ 0.83

The calculation of diluted earnings per share for the years ended September 30, 2006 excludes consideration of shares of common shares which may be issued in connection with outstanding stock options of 125,200 because such options were antidilutive. These options could potentially dilute basic EPS in the future. For the years ended September 30, 2007 and 2005, there were no antidilutive options.

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

On December 7, 2006, our Board of Directors adopted, and our shareholders subsequently approved on February 8, 2007, the Atwood Oceanics, Inc. 2007 Long-Term Incentive Plan, which is referred to herein as the "2007 Plan." The effective date of the 2007 Plan was December 7, 2006, and awards may be made under the 2007 Plan through December 6, 2017. Under our 2007 Plan, up to 2,000,000 shares of common stock may be issued to eligible participants in the form of restricted stock awards or upon exercise of stock options granted pursuant to the 2007 Plan. We also have two other stock incentive plans, the 2001 Plan and the 1996 Plan, under which there are outstanding stock options and restricted stock awards. However, no additional options or restricted stock will be awarded under the 2001 or 1996 plans.

A summary of share and stock option data for our three stock incentive plans as of September 30, 2007 is as follows:

	2007	2001	1996
	Plan	Plan	Plan

Shares available for future awards or grants	1,997,636	-	-
Outstanding stock option grants	-	737,638	143,750
Outstanding unvested restricted stock awards	2,364	158,050	-

Awards of restricted stock and stock options have both been granted under our stock incentive plans as of September 30, 2007. We deliver newly issued shares of common stock for restricted stock awards upon vesting and upon exercise of stock options. All stock incentive plans currently in effect have been approved by the shareholders of our outstanding common stock.

The recognition of share-based compensation expense had the following effect on our consolidated statements of operations (in thousands, except per share amounts):

	Year Ended September 30,
	2007	2006

Increase in contract drilling expenses	$ 1,277	$ 840
Increase in general and administrative expenses	3,728	3,728
Decrease in income tax provision	(1,305)	(1,305)
Decrease in net income	3,700	3,263

Decrease in earnings per share:
Basic	$ 0.12	$ 0.11
Diluted	$ 0.12	$ 0.10

We recognize compensation expense on grants of share-based compensation awards on a straight-line basis over the required service period for each award. Unrecognized compensation cost, net of estimated forfeitures, related to stock options and restricted stock awards and the relating remaining weighted average service period is as follows:

	September 30,
	2007	2006
Unrecognized Compensation Cost
Stock options	$ 3,674	$ 4,546
Restricted stock awards	3,902	2,710
Total	$ 7,576	$ 7,256

Remaining weighted average service period (Years)	2.1	2.4

Stock Options

Under our stock incentive plans, the exercise price of each stock option must be equal to or greater than the fair market value of one share of our common stock on the date of grant, with all outstanding options having a maximum term of 10 years. Options vest ratably over a period from the end of the first to the fourth year from the date of grant under the 2007 and 2001 Plans and from the end of the second to the fifth year from the date of grant under the 1996 Plan. Each option is for the purchase of one share of our common stock.

The total fair value of stock options vested during years ended September 30, 2007, 2006 and 2005 was $2.1 million, $3.2 million and $2.9 million, respectively. The per share weighted average fair value of stock options granted during years ended September 30, 2007, 2006 and 2005 was $23.64, $17.87 and $10.22, respectively. We estimated the fair value of each stock option on the date of grant using the Black-Scholes pricing model and the following assumptions:

	Fiscal	Fiscal	Fiscal
	2007	2006	2005
Risk-Free Interest Rate	4.53%	4.50%	4.27%
Expected Volatility	45.96%	41.62%	35.00%
Expected Life (Years)	5.25	6	6
Dividend Yield	None	None	None

The average risk-free interest rate is based on the five-year United States treasury security rate in effect as of the grant date. We determined expected volatility using a two to six year historical volatility figure and determined the expected term of the stock options using 10 to 15 years of historical data. The expected dividend yield is based on the expected annual dividend as a percentage of the market value of our common stock as of the grant date.

A summary of stock option activity for years ended September 30, 2005, 2006 and 2007 is as follows:

			Wtd. Avg.
		Wtd. Avg.	Remaining	Aggregate
	Number of	Exercise	Contractual	Intrinsic
	Options	Price	Life (Years)	Value (000s)
Outstanding at October 1, 2004	1,965,350	$ 15.46
Granted	340,000	25.16
Exercised	(586,800)	14.69		$ 10,095
Forfeited	(15,250)	17.85
Outstanding at September 30, 2005	1,703,300	$ 17.64	6.5	$ 42,342
Exercisable at September 30, 2005	934,926	$ 16.27	5.1	$ 24,527

Outstanding at October 1, 2005	1,703,300	$ 17.64
Granted	130,300	38.21
Exercised	(359,450)	16.93		$ 10,184
Forfeited	(37,200)	22.64
Outstanding at September 30, 2006	1,436,950	$ 19.56	6.4	$ 36,518
Exercisable at September 30, 2006	889,500	$ 16.61	5.3	$ 25,227

Outstanding at October 1, 2006	1,436,950	$ 19.56
Granted	79,400	49.97
Exercised	(621,874)	16.05		$ 27,680
Forfeited	(13,088)	32.95
Outstanding at September 30, 2007	881,388	$ 24.54	6.5	$ 45,854
Exercisable at September 30, 2007	480,245	$ 19.62	5.5	$ 27,345

Restricted Stock

We have also awarded restricted stock to certain employees and to our non-employee directors. The awards of restricted stock to employees are subject to three year vesting. Awards of restricted stock to non-employee directors prior to March 2007 vested immediately while awards granted in March 2007 are subject to three year vesting. All restricted stock awards granted to date are restricted from transfer for three years from the date of grant, whether vested or unvested. We value restricted stock awards at fair market value of our common stock on the date of grant.

A summary of restricted stock activity for the years ended September 30, 2006 and 2007 is as follows:

	Number of	Wtd. Avg.
	Shares	Fair Value
Unvested at October 1, 2005	-

Granted	102,151	$ 38.46
Vested	(5,151)	46.57
Forfeited	(4,400)	37.15
Unvested at September 30, 2006	92,600	$ 38.07

Granted	78,314	$ 49.99
Vested	(7,300)	45.58
Forfeited	(3,200)	45.96
Unvested at September 30, 2007	160,414	$ 43.39

Prior Year Pro Forma Expense

The following table illustrates the effect on net income and earnings per share as if the fair value-based method provided by SFAS 123(R) had been applied for all outstanding and unvested awards for periods prior to our adoption of SFAS 123(R) as of October 1, 2005 (in thousands, except per share amounts):

Fiscal
2005

Net income, as reported	$ 26,011
Deduct: Total stock-based
employee compensation
expense determined under fair
value based method for all
awards, net of related tax effects	(1,671)
Pro Forma, net income	$ 24,340
Earnings per share:
Basic – as reported	$ 0.86
Basic – pro forma	$ 0.80
Diluted – as reported	$ 0.83
Diluted – pro forma	$ 0.78

NOTE 4 - PROPERTY AND EQUIPMENT

A summary of property and equipment by classification is as follows (in thousands):

	September 30,
	2007	2006
Drilling vessels and related equipment
Cost	$ 778,469	$ 691,289
Accumulated depreciation	(292,790)	(261,682)
Net book value	485,679	429,607

Drill Pipe
Cost	15,587	13,271
Accumulated depreciation	(9,970)	(8,257)
Net book value	5,617	5,014

Furniture and other
Cost	9,211	7,920
Accumulated depreciation	(6,656)	(6,375)
Net book value	2,555	1,545

NET PROPERTY AND EQUIPMENT	$ 493,851	$ 436,166

ATWOOD BEACON -

The ATWOOD BEACON incurred damage to all three legs and its derrick while positioning for a well offshore of Indonesia in July 2004. The rig and its damaged legs were transported to the builder’s shipyard in Singapore for inspections and repairs. We had loss of hire insurance coverage of $70,000 per day up to 180 days, which began after a 30-day waiting period commencing July 28, 2004. Revenue recognized from this insurance coverage totaled approximately $7.7 million in fiscal year 2005 and is reflected as business interruption proceeds on the Consolidated Statement of Operations. The rig subsequently went back to work and continued to work through the beginning of fiscal year 2007, when we completed the remaining work to repair the rig, and recognized additional loss of hire revenue of $2.6 million, which is reflected as business interruption proceeds on the Consolidated Statement of Operations. As of September 30, 2007 and 2006, all costs incurred to date and business interruption proceeds earned related to this incident had been reimbursed by the insurance carrier.

NOTE 5 – LONG-TERM DEBT

A summary of long-term debt is as follows (in thousands):

	September 30,
	2007	2006
Credit facility, bearing interest
(market adjustable) at approximately 7% per annum
at September 30, 2007 and 2006	$ 18,000	$ 64,000
Less - current maturities	18,000	36,000
	$ -	$ 28,000

Our $250 million senior secured credit facility in place at September 30, 2007, consisted of a 5-year $150 million amortizing term loan facility and a 5-year $100 million non-amortizing revolving loan facility. The term portion of that credit facility required quarterly payments of $9 million until maturity on April 1, 2008. The credit facility permitted prepayment of principal at anytime without incurring a penalty. At September 30, 2006, we had $54 million outstanding under the term portion of our credit facility and $10 million outstanding under the revolving portion of our credit facility while at September 30, 2007, we had $18 million outstanding under the term portion of our credit facility and none outstanding under the revolving portion of our credit facility. The collateral at September 30, 2007 for the credit facility consisted primarily of preferred mortgages on all eight of our active drilling units (with an aggregate net book value at September 30, 2007 totaling approximately $378 million). We were not required to maintain compensating balances; however, we were required to pay a fee of approximately 0.60% per annum on the unused portion of the revolving portion of our credit facility and certain other administrative costs.

The credit facility in place at September 30, 2007, contained financial covenants, including but not limited to, requirements for maintaining certain net worth and other financial ratios, and restrictions on disposing of any material assets, paying cash dividends or repurchasing any of our outstanding common stock and incurring any additional indebtedness in excess of $3 million. We were in compliance with all financial covenants at September 30, 2007. Further, at all times during fiscal year 2005, 2006 and 2007 when we were required to determine compliance with our financial covenants, we were in compliance with the covenants. Aside from the financial covenants, no other provisions existed in the credit facility that could have resulted in acceleration of the April 1, 2008 maturity date.

The credit facility also supported issuance, when required, of standby letters of credit. At September 30, 2007, standby letters of credit in the aggregate amount of approximately $7.1 million were outstanding.

Subsequent to September 30, 2007, we entered into a new credit agreement with several banks with Nordea Bank Finland PLC, New York Branch, as Administrative Agent for the lenders, as well as Lead Arranger and Book Runner. The new credit agreement provides for a secured 5-year $300,000,000 non-amortizing revolving loan facility with maturity in October 2012, subject to acceleration upon certain specified events of defaults, including breaches of representations or covenants. Loans under the new facility will bear interest at varying rates ranging from 0.70% to 1.25% over Eurodollar Rate, depending upon the ratio of outstanding debt to earnings before interest, taxes and depreciation. The new credit agreement supports the issuance, when required, of standby letters of credit. The standby letters of credit previously outstanding under our prior credit facility were incorporated into our new credit facility and are deemed issued thereunder.

The collateral for the new credit agreement consists primarily of preferred mortgages on three of our active drilling units (ATWOOD EAGLE, ATWOOD HUNTER and ATWOOD BEACON). The new credit agreement contains various financial covenants that, among other things, require the maintenance of certain leverage and interest expense coverage ratios. Under the new credit agreement, we are required to pay a fee ranging from 0.225% to 0.375% per annum on the unused portion of the credit facility and certain other administrative costs. The credit facility will provide funding for future growth opportunities and for general corporate needs. As of November 27, 2007, no funds have been borrowed under the new credit facility. In conjunction with the establishment of the new credit agreement, we terminated our prior senior secured credit facility and repaid the remaining $18 million outstanding in October 2007. We will write off the remaining unamortized loan costs of approximately $0.4 million related to the prior credit facility in the first quarter of fiscal year 2008.

NOTE 6 - INCOME TAXES

Domestic and foreign income before income taxes for the three-year period ended September 30, 2007 is as follows (in thousands):

	Fiscal	Fiscal	Fiscal
	2007	2006	2005
Domestic income (loss)	$ 8,788	$ 5,738	$ (45)
Foreign income	151,171	86,098	25,653
	$ 159,959	$ 91,836	$ 25,608

The provision (benefit) for domestic and foreign taxes on income consists of the following (in thousands):

	Fiscal	Fiscal	Fiscal
	2007	2006	2005
Current - domestic	$ 3,432	$ 58	$ (3,278)
Deferred - domestic	(1,921)	(392)	(270)
Current - foreign	19,672	6,688	2,205
Deferred - foreign	(248)	(640)	940
	$ 20,935	$ 5,714	$ (403)

The components of the deferred income tax assets (liabilities) as of September 30, 2007 and 2006 are as follows (in thousands):

	September 30,
	2007	2006
Deferred tax assets -
Net operating loss carryforwards	$ 1,110	$ 2,550
Tax credit carryforwards	708	1,400
Stock option compensation expense	1,944	1,215
Book accruals	266	-
	4,028	5,165
Deferred tax liabilities -
Difference in book and tax basis of equipment	(16,937)	(20,553)
Unrecognized currency exchange gain	(722)	-
	(17,659)	(20,553)

Net deferred tax liabilities before valuation allowance	(13,631)	(15,388)
Valuation allowance	(708)	(640)
	$ (14,339)	$ (16,028)

Net current deferred tax assets	$ 390	$ 2,563
Net noncurrent deferred tax liabilities	(14,729)	(18,591)
	$ (14,339)	$ (16,028)

The $1.1 million of net operating loss carryforward (“NOL’s”), relates to the Australian NOL which does not expire. Management does not expect that the tax credit carryforward of $0.7 million will be utilized to offset future tax obligations before the credits begin to expire in 2012. Thus, a corresponding $0.7 million valuation allowance is recorded as of September 30, 2007. An analysis of the change in the valuation allowance during the current fiscal year is as follows (in thousands):

Valuation Allowance as of September 30, 2006	$ 640
Foreign tax credit carryforwards generated	68
Valuation Allowance as of September 30, 2007	$ 708

Under SFAS 123(R), $7.3 million of United States NOL’s relates to windfall tax benefits, which will not be realized or recorded until the deduction reduces our United States income taxes payable. At such time, the amount will be recorded as an increase to paid-in-capital. We apply the “with-and-without” approach when utilizing certain tax attributes whereby windfall tax benefits are used last to offset taxable income.

We do not record federal income taxes on the undistributed earnings of our foreign subsidiaries that we consider to be permanently reinvested in foreign operations. The cumulative amount of such undistributed earnings was approximately $128 million at September 30, 2007. It is not practicable to estimate the amount of any deferred tax liability associated with the undistributed earnings. If these earnings were to be remitted to us, any United States income taxes payable would be substantially reduced by foreign tax credits generated by the repatriation of the earnings. Such foreign tax credits totaled approximately $57 million at September 30, 2007.

The differences between the United States statutory and our effective income tax rate are as follows:

	Fiscal	Fiscal	Fiscal
	2007	2006	2005
Statutory income tax rate	35%	35%	35%
Resolution of prior period tax items	(1)	(7)	(23)
Decrease in tax rate resulting from -
Foreign tax rate differentials, net of foreign tax credit utilization	(21)	(22)	(14)
Effective income tax rate	13%	6%	(2%)

As a result of working in foreign jurisdictions, we earned a high level of operating income earned in certain nontaxable and deemed profit tax jurisdictions which significantly reduced our effective tax rate for fiscal years 2007, 2006 and 2005 when compared to the United States statutory rate. There were no significant transactions that impacted our effective tax rate from the current fiscal year; however, other significant transactions that impacted our effective tax rate from prior fiscal years are as follows:

We reversed a $1.8 million tax contingent liability due to the expiration of the statute of limitations in a foreign jurisdiction during the third quarter of fiscal year 2006. In addition, we were advised by a foreign tax authority that it had approved acceptance of certain amended prior year tax returns. The acceptance of these amended tax returns, along with the fiscal year 2005 tax return in this foreign jurisdiction, resulted in the recognition of a $4.6 million tax benefit in the third quarter of fiscal year 2006.

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

During July 2007, we were notified by the Malaysian tax authorities regarding a potential proposed adjustment relating to fiscal years 2000 to 2003. Although we believe we are in compliance with applicable rules and regulations, we are currently evaluating the merit of the assertions by the Malaysian tax authorities and currently plan to vigorously contest these assertions. While we cannot predict or provide assurance as to the final outcome of these allegations, we do not expect them to have a material adverse effect on our consolidated financial position, results of operations or cash flows.

NOTE 7 - CAPITAL STOCK

Preferred Stock

In 1975, 1,000,000 shares of preferred stock with no par value were authorized. In October 2002, we designated Series A Junior Participating Preferred Stock. No preferred shares have been issued.

Common Stock

In February 2006, our shareholders approved a proposal to increase the authorized shares of our common stock from 20,000,000 shares to 50,000,000 shares.

Rights Agreement

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

In connection with our 2006 stock split, and in accordance with the Rights Agreement, we decreased from one one-thousandth to one two-thousandth of a share the number of shares of our Series A Junior Participating Preferred Stock, no par value, purchasable at a price of $150 upon the exercise of each Right, when exercisable. The redemption price of the Rights was also decreased from $0.01 to $0.005 in connection with the stock split. The Rights are subject to further adjustment for certain future events including any future stock splits. The Rights will expire on November 5, 2012. At September 30, 2007, 500,000 preferred shares have been reserved for issuance in the event that Rights are exercised.

NOTE 8 - RETIREMENT PLANS

We have two contributory retirement plans (the “Plans”) under which qualified participants may make contributions, which together with our contributions, can be up to 100% of their compensation, as defined, to a maximum of $40,000. After six consecutive months of service, an employee can elect to become a participant in a Plan. Participants must contribute from 1 to 5 percent of their earnings as a required contribution (“the basic contribution”). We make contributions to the Plans equal to twice the basic contributions. Our contributions vest 100% to each participant after three years of service with us including any period of ineligibility mandated by the Plans. If a participant terminates employment before becoming fully vested, the unvested portion is credited to our account and can be used only to offset our future contribution requirements. During fiscal years 2007, 2006 and 2005, no forfeitures were utilized to reduce our cash contribution requirements. In fiscal years 2007, 2006 and 2005, our actual cash contributions totaled approximately $3.5 million, $3.1 million and $2.7 million, respectively. As of September 30, 2007, there were approximately $0.2 million of contribution forfeitures, which can be utilized to reduce our future cash contribution requirements.

NOTE 9 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities included in the accompanying Consolidated Balance Sheets approximate fair value due to the short maturity of these instruments. Since our prior credit facility (as described in Note 5) had a market adjustable interest rate, the carrying value approximated fair value as of September 30, 2007 and 2006.

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

Revenues from significant customers from the prior three fiscal years are as follows (in thousands):

	Fiscal	Fiscal	Fiscal
	2007	2006	2005

Woodside Energy Ltd.	$ 68,032	$ 78,442	$ 30,757
BHP Billiton Petoleum PTY	53,410	5,151	9,070
Sarawak Shell Bhd.	50,502	32,841	24,446
Burullus Gas Company	12,991	39,053	22,118
Hoang Long & Hoan Vu Joint Operating Companies	2,800	32,114	16,557

NOTE 11 – COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

Future minimum lease payments for operating leases for fiscal years ending September 30 are as follows (in thousands):

2008	$ 1,644
2009	1,029
2010	854
2011	842
2012 and thereafter	2,730

Total rent expense under operating leases was approximately $3.6 million, $3.5 million and $1.8 million for fiscal years ended September 30, 2007, 2006, and 2005, respectively.

LITIGATION

We are party to a number of lawsuits which are ordinary, routine litigation incidental to our business, the outcome of which, individually, or in the aggregate, is not expected to have a material adverse effect on our financial position, results of operations or cash flows.

NOTE 12 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 2006, the Financial Accounting Standards Board issued FIN 48, “Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement 109.”  FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting, and disclosing uncertain tax positions within the financial statements.  The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006.  While we are still finalizing our evaluation of the impact of the adoption of FIN 48, we believe the adoption will result in a decrease to shareholders equity of approximately $4 to $5 million at October 1, 2007.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”, which provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. GAAP has required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. The objective of SFAS No. 159 is to help mitigate this type of volatility in the earnings by enabling companies to report related assets and liabilities at fair value, which would likely reduce the need for companies to comply with complex hedge accounting provisions. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We are currently analyzing the provisions of SFAS No. 159 and determining how it will affect accounting policies and procedures, but we have not yet made a determination of the impact the adoption will have on our consolidated financial position, results of operations and cash flows.

In September 2005, the FASB issued SFAS No. 157, “Fair Value Measurements”, which defines fair value, establishes methods used to measure fair value and expands disclosure requirements about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal periods. We are currently analyzing the provisions of SFAS No. 157 and determining how it will affect accounting policies and procedures, but we have not yet made a determination of the impact the adoption will have on our consolidated financial position, results of operations and cash flows.

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

A summary of revenues and operating margin for the fiscal years ended September 30, 2007, 2006 and 2005 and identifiable assets by geographic areas as of September 30, 2007, 2006 and 2005 is as follows (in thousands):

	Fiscal	Fiscal	Fiscal
	2007	2006	2005
REVENUES:
United States	$ 29,484	$ 20,249	$ 11,869
Southeast Asia & India	130,390	99,884	100,631
Mediterranean & Black Sea	112,385	68,970	23,829
Africa	65,893	27,676	-
Australia	64,885	59,846	39,827
	$ 403,037	$ 276,625	$ 176,156

OPERATING INCOME (EXPENSE):
United States	$ 8,484	$ 6,778	$ (622)
Southeast Asia & India	106,544	68,875	45,432
Mediterranean & Black Sea	27,471	25,592	2,142
Africa	27,528	4,768	-
Australia	13,109	10,393	(380)
Coporate general and administrative expenses	(23,929)	(20,630)	(14,245)
	$ 159,207	$ 95,776	$ 32,327

TOTAL ASSETS:
United States	$ 182,687	$ 69,651	$ 32,583
Southeast Asia & India	241,754	241,655	302,354
Mediterranean & Black Sea	126,214	42,447	36,980
Africa	36,074	117,760	980
Australia	121,968	117,637	115,523
General corporate and other	9,027	4,679	7,274
	$ 717,724	$ 593,829	$ 495,694

NOTE 14 - QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly results for fiscal years 2007 and 2006 are as follows (in thousands, except per share amounts):

	QUARTERS ENDED (1)

	December 31,	March 31,	June 30,	September 30,
Fiscal 2007
Revenues	$ 88,800	$ 94,262	$ 98,371	$ 121,604
Income before income taxes	24,463	37,618	36,569	61,309
Net income	21,085	31,757	32,033	54,149
Earnings per common share -
Basic	0.68	1.02	1.02	1.71
Diluted	0.67	1.01	1.00	1.69

Fiscal 2006
Revenues	$ 55,414	$ 67,529	$ 71,865	$ 81,817
Income before income taxes	17,027	18,318	28,606	27,885
Net income	14,523	15,629	32,791	23,179
Earnings per common share -
Basic	0.47	0.51	1.06	0.75
Diluted	0.47	0.50	1.04	0.74

_____

(1)

The sum of the individual quarterly net income per common share amounts may not agree with year-to-date net income per common share as each quarterly computation is based on the weighted average number of common shares outstanding during that period.

DIRECTORS

DEBORAH A. BECK (2, 3, 4)

Corporate Executive, Retired

Milwaukee, Wisconsin

ROBERT W. BURGESS (2, 3, 4)

Financial Executive, Retired

Orleans, Massachusetts

GEORGE S. DOTSON (1, 2, 3, 4)

Corporate Executive, Retired

Tulsa, Oklahoma

HANS HELMERICH (1, 4)

President, Chief Executive Officer

Helmerich & Payne, Inc.

Tulsa, Oklahoma

JOHN R. IRWIN (1)

President, Chief Executive Officer

Atwood Oceanics, Inc.

Houston, Texas

JAMES M. MONTAGUE (3, 4)

Corporate Executive, Retired

Houston, Texas

WILLIAM J. MORRISSEY (2, 4)

Bank Executive, Retired

Elkhorn, Wisconsin

(1) Executive Committee

(2) Audit Committee

(3) Compensation Committee

(4) Nominating & Corporate Governance Committee

___________________________________________

OFFICERS

JOHN R. IRWIN

President, Chief Executive Officer

JAMES M. HOLLAND

Senior Vice President, Chief Financial Officer and

Secretary

GLEN P. KELLEY

Senior Vice President - Marketing and Administration

DARRYL SMITH

Vice President - Operations

ALAN QUINTERO

Vice President - Engineering

ANNUAL MEETING

The annual meeting of stockholders will be held at 10:00 A.M., Central Standard Time, on Thursday, February 14, 2008 at our principal office: 15835 Park Ten Place Drive, Houston, Texas, 77084. A formal notice of the meeting together with a proxy statement and form of proxy will be mailed to stockholders on or about January 15, 2008.

TRANSFER AGENT AND REGISTRAR

Continental Stock Transfer & Trust Company

2 Broadway

New York, New York 10004

FORM 10-K

A copy of our Form 10-K to which this Annual Report is an exhibit is filed with the Securities and Exchange Commission and is available free on request by writing to:

Secretary, Atwood Oceanics, Inc.

P. O. Box 218350

Houston, Texas 77218

We file our annual report on Form 10-K, quarterly and current reports, proxy statements, and other information with the SEC. Our annual report on Form 10-K for the year ended September 30, 2007 includes as exhibits all required Sarbanes-Oxley Act Section 302 certifications by our CEO and CFO regarding the quality of our public disclosure. Our SEC filings are available to the public over the internet at the SEC’s web site at http://www.sec.gov. Our website address is www.atwd.com. We make available free of charge on or through our website our annual report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information on our website is not incorporated by reference into this report or made a part hereof for any purpose. You may also read and copy any document we file, including our Form 10-K, at the SEC’s Public Reference Room at 100F Street, NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and copy charges.

Each year, our CEO must certify to the NYSE that he is not aware of any violations of NYSE corporate governance listing standards by us. Our CEO’s certification for fiscal year 2006 was submitted to the NYSE during fiscal year 2007, and our CEO will certify fiscal year 2007 during fiscal year 2008.

STOCK PRICE INFORMATION -

The common stock of Atwood Oceanics, Inc. is traded on the New York Stock Exchange (“NYSE”) under the symbol “ATW”. No cash dividends on common stock were paid in fiscal year 2006 or 2007, and none are anticipated in the foreseeable future. We have approximately 10,700 beneficial owners of our common stock based upon information provided to us by a third party shareholder services provider dated November 20, 2007. As of November 27, 2007, the closing sale price of the common stock of Atwood Oceanics, Inc., as reported by NYSE, was $76.22 per share. The following table sets forth the range of high and low sales prices per share of common stock as reported by the NYSE for the periods indicated.

	Fiscal		Fiscal
	2007		2006
Quarters Ended	Low	High	Low	High
December 31	$ 40.72	$ 52.12	$ 32.55	$ 42.75
March 31	43.77	58.97	39.90	51.66
June 30	58.11	70.12	42.29	58.44
September 30	61.02	81.60	39.86	50.64

COMMON STOCK PRICE PERFORMANCE GRAPH

Below is a comparison of five (5) year cumulative total returns* among Atwood Oceanics, Inc. and the center for research in security prices (“CRSP”) index for the NYSE/AMEX/NASDAQ stock markets, and our self-determined peer group of drilling companies.

GRAPH

	Fiscal Year Ended September 30,
CRSP Total Returns Index for:	2002	2003	2004	2005	2006	2007

Atwood Oceanics, Inc.	100.0	82.0	162.5	287.9	307.5	523.5
NYSE/AMEX/Nasdaq Stock Markets	100.0	126.6	144.9	165.9	183.1	213.3
(US Companies)
Self-determined Peer Group	100.0	107.4	151.9	240.6	260.3	389.1

Constituents of the Self-Determined Peer Group (weighted according to market capitalization):

Diamond Offshore Drilling, Inc.	GlobalSantaFe Corporation	Rowan Companies, Inc.	Transocean, Inc.
ENSCO International, Inc.	Noble Corporation	Pride International, Inc.

* Assumptions: (1) $100 invested on September 30, 2002; (2) dividends, if any, were reinvested; and (3) a September 30 fiscal year end.

BAR CHART - REVENUES ($ MILLIONS)
2003	2004	2005	2006	2007
$144.8	$163.5	$176.2	$276.6	$403.0

BAR CHART - CAPITAL EXPENDITURES ($ MILLIONS)
2003	2004	2005	2006	2007
$101.8	$6.5	$25.6	$78.5	$91.3

BAR CHART – OPERATING INCOME ($ MILLIONS)
2003	2004	2005	2006	2007
$6.5	$21.5	$32.3	$95.8	$159.2

BAR CHART - NET INCOME (LOSS) ($ MILLIONS)
2003	2004	2005	2006	2007
($12.8)	$7.6	$26.0	$86.1	$139.0