Form 10-K, Exhibit 13
period 2010-09-30
ATWOOD OCEANICS INC
filed 2010-11-23
CIK 8411

EXHIBIT 13.1

2010 ANNUAL REPORT TO SHAREHOLDERS

THE COMPANY

This Annual Report is for Atwood Oceanics, Inc. and its subsidiaries, which are collectively referred to herein as we, our, or the Company except where stated or the context indicates otherwise.  We are engaged in the domestic and international offshore drilling and completion of exploratory and developmental oil and gas wells and related services.  Presently, we own a premium fleet of nine mobile offshore drilling units.  We are also constructing a conventionally moored ultradeepwater semisubmersible unit, the Atwood Osprey; a dynamically positioned ultradeepwater semisubmersible unit, the Atwood Condor; and two high specification jack-up drilling units, with delivery anticipated in fiscal year 2011 for the Atwood Osprey, fiscal year 2012 for the Atwood Condor and the first jack-up drilling unit, and fiscal year 2013 for the second jack-up drilling unit.  We support our operations from our Houston headquarters and offices currently located in Australia, Malaysia, Singapore and the United Kingdom.

FINANCIAL HIGHLIGHTS

	2010	2009
	(In Thousands)

FOR THE YEARS ENDED SEPTEMBER 30:
REVENUES	$650,562	$586,507
NET INCOME	256,996	250,745
CAPITAL EXPENDITURES	187,094	430,470

AT SEPTEMBER 30:
NET PROPERTY AND EQUIPMENT	$1,343,961	$1,184,300
TOTAL ASSETS	1,724,440	1,509,402
TOTAL SHAREHOLDERS' EQUITY	1,370,134	1,102,293

To Our Shareholders

Atwood along with the entire offshore drilling industry experienced a challenging 2010, to a large extent due to the catastrophic Macondo incident in the Gulf of Mexico.  The loss of eleven lives and the injury of many others reminded us that this is a people business and that our first mission is to keep our people safe.  The publicity surrounding the Macondo incident and the resulting U.S. Gulf of Mexico drilling moratorium has brought new regulations and public scrutiny to offshore drilling.  Even as the repercussions of the Macondo incident are still evolving, it is clear that it has left an indelible mark on our industry.

One of Atwood's immediate responses to the Macondo incident was to implement an internal Operations Integrity Assessment which continues today.  Our goal is to ensure that our people, our processes and our equipment are robust at all times to protect against emergencies of all types, and that we strengthen our readiness to respond to potentially extreme events.  As a result of this initiative, we have implemented enhanced well-control training, additional drilling protocols, improved emergency drills and more rigorous equipment maintenance and testing.   Longer term, we will continue to seek and capitalize on opportunities to work with our clients, suppliers and industry consortia to identify further means of ensuring operational integrity across our rig fleet.

Despite the challenges of 2010, we delivered solid financial and operational results, achieved our best-ever year for safety and advanced our growth strategy in a meaningful way.  By leveraging our strengths, we believe we made the best of a difficult year and positioned Atwood for greater success in 2011.

Delivering Results

For the fifth consecutive year, we achieved record financial results for revenues and net income.  Our fiscal year 2010 revenues of $651 million represented an 11% increase over fiscal year 2009, while net income of $257 million, or $3.95 per diluted share, improved by 2% over fiscal year 2009.  These financial results were enabled by high revenue recognition across our fleet, as our operations teams provided reliable service to our clients without incurring major downtime events.  Our balance sheet remains in excellent shape to fund future growth, and in August 2010 we filed a $500 million global shelf registration on Form S-3 to enhance Atwood's financing flexibility.

We are proud to report that fiscal year 2010 was the safest year for rig operations in Atwood's history.  Our total recordable incident rate, which represents the industry benchmark measure of workplace injuries, improved over fiscal year 2009 by 13% in fiscal year 2010.  We outperformed the industry average on this measure and, most importantly, we experienced no fatalities or life-altering injuries on our rigs.  By increasing our focus on proper task planning and improved hazard identification, we have made further improvements to Atwood's historically strong safety performance.  We believe that Atwood's safety systems and culture represent the best in the industry, and we remain committed to pursuing our vision of incident-free operations on all Atwood rigs.

Maintaining Rig Fleet Utilization

Despite the impact of the Macondo incident, we were successful in maintaining full utilization of our three active deepwater floaters and three jack-ups throughout the year.  Two of our deepwater rigs the Atwood Eagle and Atwood Falcon received contract extensions from long-term clients despite the uncertainties in the aftermath of the Macondo incident.  Along with the Atwood Hunter, these floaters are contracted through the end of fiscal year 2011 or beyond.  Two of our jack-ups - the Atwood Beacon and the Vicksburg - also received significant extensions that will keep them busy through most of fiscal year 2011.  Our third jack-up, the Atwood Aurora, remains under contract into the third quarter of fiscal year 2011.  Our contract revenue backlog stands at approximately $1.2 billion in November 2010.

The idling of three of our lower-specification drilling rigs - the Atwood Southern Cross, Seahawk and Richmond - represents an unfortunate development.  These rigs were unable to secure follow-on work after completing their contracted drilling programs, due directly or indirectly to the Gulf of Mexico drilling moratorium.  In light of the long active service of these rigs in the Atwood fleet, the decision to idle them was particularly difficult.

Growing our High-Specification Fleet

We have significantly advanced our strategic goal of growth through the addition of high-specification assets, both in the floater and jack-up segments.

Our two ultradeepwater semisubmersibles under construction at the Jurong Shipyard in Singapore continued their excellent progress toward completion.  The Atwood Osprey, an 8,200 foot water depth, 12-point moored unit, remains on schedule for delivery in the second quarter of fiscal year 2011.  Its inaugural drilling program is a three-year commitment on the Greater Gorgon project off the coast of Northwest Australia.  The Atwood Osprey has been preparing for a smooth start-up with early assignment of key supervisory personnel, rigorous safety leadership training for all crews, and active collaboration with our client on expectations for incident-free operations.

The Atwood Condor, a 10,000 foot water depth dynamically positioned unit, remains on schedule for delivery in the third quarter of fiscal year 2012.   As the Atwood Condor was at an early construction stage when the Macondo incident occurred, we capitalized on an opportunity to modify its well control capability and drilling package in a cost effective manner in order to meet increased performance expectations for ultradeepwater floaters.  As a result, the Atwood Condor will provide potential clients with a state-of-the-art blowout preventer configuration that offers greater well control capability and redundancy.  In addition, the Atwood Condor will be outfitted with a very robust drilling system for drilling in deeper reservoirs, as found in the Gulf of Mexico and Brazil.  The response from operators to the overall design and recent modifications has been excellent, and we are confident of the Atwood Condor's long-term marketability.

In early October, we announced the construction of two 400-foot water depth jack-ups at PPL Shipyard in Singapore, with potential options to purchase up to three additional units.  These rigs leverage a proven Pacific Class design that has been enhanced with offline tubular handling, large personnel accommodations and high-capacity fluids systems.  These rigs will be excellent additions to our existing jack-up fleet, with delivery anticipated in late calendar year 2012.  They are well-suited for drilling in essentially all of the major shallow water drilling basins worldwide.

The Future

While predictions for the future of our industry are difficult to make, we expect that 2011 will provide greater stability to offshore drilling and improved fundamentals for both the floater and jackup market segments.  Higher oil prices, an improving world economy and resumption of drilling in the Gulf of Mexico are likely catalysts for improving demand for drilling services.  Excess rig supply pressures are likely to ease as sublet activity diminishes and the remaining available new-build rigs secure contracts.

Atwood is well-positioned for success in 2011.  We eagerly await the delivery of the Atwood Osprey and its incorporation into our active fleet.  We look forward to advancing the construction progress of the Atwood Condor and our new-build jack-ups.   We will continue our focus on safety and operations excellence to the benefit of our employees and our clients.  We will work hard to deliver superior financial returns for our shareholders.

Atwood would not be where it is today without the many contributions of our worldwide offshore and onshore employees.  By consistently delivering quality drilling services, Atwood has cultivated a loyal client base and a reputation for excellence within our industry.  I personally thank all members of the Atwood team for positioning us for long-term success.

Rob Saltiel
President and Chief Executive Officer

Atwood Oceanics, Inc. and Subsidiaries
FIVE YEAR FINANCIAL REVIEW

(In thousands, except per share amounts, fleet data and ratios)	At or For the Years Ended September 30,
	2010	2009	2008	2007	2006
STATEMENTS OF OPERATIONS DATA:
Revenues	$650,562	$586,507	$526,604	$403,037	$276,625
Contract drilling costs	(252,427)	(221,709)	(216,395)	(186,949)	(144,366)
Depreciation	(37,030)	(35,119)	(34,783)	(33,366)	(26,401)
General and administrative expenses	(40,620)	(31,639)	(30,975)	(23,929)	(20,630)
Gain on involuntary conversion of assets	1,370	-	-	-	-
Gain on sale of equipment	485	402	155	414	10,548
OPERATING INCOME	322,340	298,442	244,606	159,207	95,776
Other (expense) income	(2,361)	(2,011)	169	752	(3,940)
Tax (provision) benefit	(62,983)	(45,686)	(29,337)	(20,935)	(5,714)
NET INCOME	$256,996	$250,745	$215,438	$139,024	$86,122

PER SHARE DATA:
Earnings per common share:
Basic	$3.99	$3.91	$3.38	$2.22	$1.39
Diluted	$3.95	$3.89	$3.34	$2.18	$1.37
Average common shares outstanding:
Basic	64,391	64,167	63,756	62,686	61,872
Diluted	65,028	64,493	64,556	63,628	62,884

FLEET DATA:
Number of rigs owned or managed, at end of period	9	9	8	8	10
Utilization rate for in-service rigs (1)	88%	85%	100%	100%	100%

BALANCE SHEET DATA:
Cash and cash equivalents	$180,523	$100,259	$121,092	$100,361	$32,276
Working capital	266,534	191,686	248,052	158,549	86,308
Net property and equipment	1,343,961	1,184,300	787,838	493,851	436,166
Total assets	1,724,440	1,509,402	1,096,597	717,724	593,829
Total long-term debt (including current portion)	230,000	275,000	170,000	18,000	64,000
Shareholders' equity (2)	1,370,134	1,102,293	843,690	615,855	458,894
Ratio of current assets to current liabilities	3.85	2.70	5.36	3.75	2.41

Notes

1)	Excludes managed rigs, the SEASCOUT (sold in fiscal year 2006), and contractual downtime on rigs upgraded.

2)	We have never paid any cash dividends on our common stock.

OFFSHORE DRILLING OPERATIONS

RIG NAME	YEAR UPGRADED OR CONSTRUCTION COMPLETED	MAXIMUM WATER DEPTH	PERCENTAGE OF FY 2010 REVENUES	LOCATION AT NOVEMBER 22, 2010	CUSTOMER	CONTRACT STATUS AT NOVEMBER 22, 2010

ULTRADEEPWATER SEMISUBMERSIBLES -

Atwood Condor	Under Construction	10,000 Ft.	N/A	N/A	NONE	The rig is under construction in Singapore with expected delivery in the third quarter of fiscal year 2012.

Atwood Osprey	Under Construction	8,200 Ft.	N/A	N/A	CHEVRON AUSTRALIA PTY. LTD. ("CHEVRON")
The rig is under construction in Singapore with expected delivery in the second quarter of fiscal year 2011.  Upon delivery, the rig will be moved to offshore Australia where it will commence a three year drilling program for Chevron.

DEEPWATER SEMISUBMERSIBLES -

Atwood Eagle	2000/2002	5,000 Ft.	21%	Offshore Australia	CHEVRON	The rig is currently working under a drilling program with Chevron which extends to September/October 2011.

Atwood Falcon	1998/2006	5,000 Ft.	24%	Offshore Malaysia	SARAWAK SHELL BERHAD ("SHELL")	The rig is currently working under a drilling program with Shell which extends to November 2011/January 2012.

Atwood Hunter	1997/2001	5,000 Ft.	30%	Offshore Equatorial Guinea	NOBLE ENERGY INC ("NOBLE")
The rig is currently working for Noble until December 2010.  Following the Noble work, the rig will be moved to Ghana to work for Kosmos Energy Ghana Inc.  The combined Noble/Kosmos contract commitment extends to October 2012.

JACK-UPS

Atwood 12 (To Be Named)	Under Construction	400 Ft.	N/A	N/A	NONE	The rig is under construction in Singapore with expected delivery in the fourth quarter of fiscal year 2012.

Atwood 13 (To Be Named)	Under Construction	400 Ft.	N/A	N/A	NONE	The rig is under construction in Singapore with expected delivery in the first quarter of fiscal year 2013.

Atwood Beacon	Construction Completed in 2003	400 Ft.	5%	Offshore Suriname	MURPHY SURINAME OIL COMPANY, LTD. ("MURPHY")	The rig is currently working under a drilling program for Murphy and two other operators in Suriname and Guyana that extends to August/September 2011.

Atwood Aurora	Construction Completed in 2009	350 Ft.	7%	Offshore Egypt	RWE DEA NILE GMBH ("RWE")	The rig is currently working under a contract commitment with RWE that extends to April 2011.

Vicksburg	1998/2009	300 Ft.	5%	Offshore Thailand	NUCOASTAL (THAILAND) LIMITED ("NUCOASTAL")	The rig is currently working under a drilling commitment for NuCoastal which extends to June 2011.

OTHER

Atwood Southern Cross	1997/2006	2,000 Ft.	2%	Malta	NONE	The rig is currently idle and is not being actively marketed.

Seahawk	1992/1999/2006	600 Ft.	4%	Ghana	NONE	The rig is currently idle and is not being actively marketed.

Richmond	2000/2002/2007	70 Ft.	2%	U.S. Gulf of Mexico	NONE	The rig is currently idle and is not being actively marketed.

SECURITIES LITIGATION SAFE HARBOR STATEMENT

Statements included in this report which are not historical facts (including any statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto) are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  In addition, we and our representatives may from time to time make other oral or written statements which are also forward-looking statements.

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

Important factors that could cause our actual results of operations or our actual financial conditions to differ include, but are not necessarily limited to:

our dependence on the oil and gas industry;

the operational risks involved in drilling for oil and gas;

the occurrence of a major operational incident, such as the Macondo incident, resulting in the loss of life, significant damage to a rig or the total loss of a rig;

changes in rig utilization and dayrates in response to the level of activity in the oil and gas industry;

the extent to which oil and natural gas companies will pursue offshore drilling in absolute terms and relative to onshore drilling opportunities;

exploration success or lack of exploration success by our customers and potential customers;

the highly competitive and volatile nature of our business, with periods of low demand and excess rig availability;

the impact of government suspension or limitation of drilling operations and increased governmental or industry regulation as a result of the recent Macondo incident;

the impact of possible disruption in operations due to terrorism, acts of piracy, embargoes, war or other military operations;

our ability to enter into, and the terms, of future drilling contracts;

the availability of qualified personnel;

our failure to retain the business of one or more significant customers;

the termination or renegotiation of contracts by customers;

the availability of adequate insurance at a reasonable cost;

the occurrence of an uninsured loss;

the risks of international operations, including possible economic, political, social or monetary instability, and compliance with foreign laws;

the effect public health concerns could have on our international operations and financial results;

compliance with environmental laws or any breach which could result in a potential damage claim;

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

changes in the geographic areas in which our customers plan to operate or the tax rates in such jurisdictions, which in turn could change our expected effective tax rate;

changes in oil and gas drilling technology or in our competitor's drilling rig fleets that could make our drilling rigs less competitive or require major capital investments to keep them competitive;

rig availability;

the effects and uncertainties of legal and administrative proceedings and other contingencies;

the impact of governmental laws and regulations and the uncertainties involved in their administration and the associated access to offshore acreage for drilling activities;

changes in accepted interpretations of accounting guidelines and other accounting pronouncements and tax laws;

risks involved in the construction of drilling units without firm contracts;

although our current long-term contract commitments do not provide for early termination due to market deterioration, the risk that customers could seek to amend some of these contracts due to market decline which could alter the timing and amount of our current contracted cash flows;

the risks involved in the construction, upgrade, and repair of our drilling units, including project delays affecting our ability to meet contractual commitments, as well as commencement of operations of our drilling units following delivery; and

such other factors as may be discussed in this report and our other reports filed with the Securities and Exchange Commission, or SEC.

These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements.  See also Risk Factors in Item 1A in our Form 10-K for the year ended September 30, 2010, to which this Annual Report is an exhibit. Other unknown or unpredictable factors could also have material adverse effects on future results.  The words believe, impact, intend, estimate, anticipate, plan and similar expressions identify forward-looking statements.  These forward-looking statements are found at various places throughout the Management's Discussion and Analysis in this Annual Report to Shareholders for fiscal year 2010.  When considering any forward-looking statement, you should also keep in mind the risk factors described in other reports or filings we make with the SEC from time to time.  Undue reliance should not be placed on these forward-looking statements, which are applicable only on the date hereof.  Neither we nor our representatives have a general obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date hereof or to reflect the occurrence of unanticipated events.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

MARKET OUTLOOK

Overview

The following discussion is intended to assist in understanding our financial position at September 30, 2010 and 2009, and our results of operations for each of the fiscal years for the three year period ended September 30, 2010. Read the accompanying consolidated financial statements and related notes in conjunction with this discussion.

Our fiscal year 2010 financial and operating results include:

Record operating revenues totaling $651 million
Record net income of $257 million
Record net cash from operating activities of $306 million
Debt to capitalization ratio of 14% at September 30, 2010, down from 20% at September 30, 2009

These financial results were achieved against a backdrop of a modestly improving global macro environment with most economies returning positive GDP growth.   This growth was offset by the slowdown in deepwater tender activity driven by the six month moratorium on certain deepwater drilling activities in the U.S. Gulf of Mexico issued by the U.S. Department of the Interior in May 2010 as a result of the Macondo incident and subsequently lifted in October 2010.

Although oil prices have traded in a range between $65 and $85 per barrel for the past 12 months, most U.S. economic indicators, including unemployment rates, continue to remain soft. Conversely, developing countries, including the BRIC nations (Brazil, Russia, India and China) have comparatively strong growth supporting higher commodity prices.  This, however, has not led to a sustained increase in the demand for offshore drilling services, especially in the deepwater and ultradeepwater drilling segments due to the uncertain regulatory and legislative environment in the wake of the Macondo incident.

Ultradeepwater and Deepwater

With the U.S. Gulf of Mexico drilling moratorium now officially lifted, we expect the Bureau of Ocean Energy Management, Regulation and Enforcement (BOEM) to finalize regulation and permitting procedures for deepwater drilling activities in the U.S. Gulf of Mexico during the next two quarters. Further, we expect the BOEM to begin issuing drilling permits in the near future with permitting activity returning to normal levels by mid-2011.  We remain cautious, however, as rig demand and supply may be impacted regionally if additional semisubmersible rigs are required to mobilize from the Gulf of Mexico to other regions. Future ultradeepwater and deepwater rig utilization and day rates will depend in large part on projected oil and natural gas prices, the strength of the global economy, and the potential long term impact of the Macondo incident and associated new regulatory, legislative and permitting requirements.

Industry-wide, deepwater rig utilization remains above 86% while ultradeepwater utilization is approaching full utilization. There are only three existing ultradeepwater units and no uncommitted newbuilds available over the next 6 months. Conversely, there are 21 deepwater rigs (13 due to completion of current contracts and 8 idle rigs) with availability in 2011.

The Atwood Eagle, Atwood Hunter and Atwood Falcon are all contracted at least through fiscal year 2011. The Atwood Osprey, a conventionally moored, 8,200 foot water depth semisubmersible (scheduled for delivery from the Jurong shipyard in the second quarter of fiscal year 2011, with an estimated total cost of approximately $625 million) should begin its three year contract with Chevron in Australia during April 2011.

The Atwood Condor, a dynamically positioned, 10,000 foot water depth semisubmersible, is on schedule to be delivered from the Jurong shipyard during the third quarter of fiscal year 2012, with a total cost of approximately $750 million. This rig is currently being marketed globally for appropriate contract opportunities.

As of September 30, 2010, we have invested approximately $775 million toward the construction of the Atwood Osprey and Atwood Condor drilling units.  Funding of the approximate $600 million remaining on the construction of these two units will come from internally generated funds and borrowings under our two credit facilities, which currently have a combined borrowing capacity of $580 million.  We currently have $300 million borrowed under our credit facilities as of November 22, 2010.

Jack-ups

Since mid-2009, the global jack-up market continues to bifurcate; newer, higher specification rigs are experiencing significantly higher utilization and dayrates than the older commodity rigs. Currently, higher specification rigs are achieving utilization levels consistently above 90% as compared to approximately 70% for the remainder of the fleet. Higher specification rigs represent less than 30% of the global jack-up fleet. We expect this trend to continue in 2011 despite the expected supply increase from newbuild rigs being delivered in 2011. This assumes that operators will continue to prefer contracting newer, more capable rigs as has been the recent trend.

As a result of newbuild construction programs initiated during 2005-2010, the jack-up unit supply continues to increase. It has been reported that 41 newbuild jack-up rigs are currently under construction, of which 8 are scheduled for delivery during the remainder of 2010, 18 are scheduled for delivery during 2011 and the remainder thereafter. Although the majority of jack-up rigs scheduled for delivery during the remainder of 2010 and 2011 are not contracted, approximately 40% are not considered high specification rigs (less than 350 foot water depth capability) and hence do not compete with the majority of our jack-up fleet. This continues to bode well for the high specification jack-up segment in the future.

The Atwood Aurora, Atwood Beacon and Vicksburg are contracted for seven, twelve and nine months, respectively, in fiscal year 2011. Based on the market bifurcation, we expect the Atwood Aurora and Atwood Beacon to continue to enjoy high utilization at modestly increasing dayrates while the Vicksburg may encounter greater competition and, hence, its utilization and dayrates may remain under pressure for the foreseeable future.

In October 2010, we entered into turnkey construction agreements with PPL Shipyard PTE LTD to construct two Pacific Class 400 jack-up drilling units. These new rigs will have a rated water depth of 400 feet, accommodations for 150 personnel and significant offline handling features.  The two rigs are scheduled for delivery September 30 and December 31, 2012, respectively.  The total cost, including project management, drilling and handling tools, spares and capitalized interest, of each high specification rig approximates $190 million.  Financing for the construction of these two rigs is expected to be provided from a combination of internally generated funds and borrowings, as necessary, under our credit facilities.

Other

During fiscal year 2010, the Atwood Southern Cross, Richmond and Seahawk completed their drilling contracts and were subsequently idled. We anticipate these units will not return to service during fiscal year 2011 due to the lack of sufficient continuous demand, and thus, we are not actively marketing these rigs at this time.

Contract Backlog

We maintain a backlog of commitments for contract drilling revenues. The following table sets forth as of September 30, 2010 the amount of our contract drilling revenue backlog and the percent of available operating days committed for our actively marketed drilling units for the periods indicated (in millions except for percent of available operating days committed):

	Fiscal 2011	Fiscal 2012	Fiscal 2013	Fiscal 2014	Total
Contract Drilling Revenue Backlog
Semisubmersibles (1)	$525	$375	$170	$90	$1,160
Jack-ups (2)	75	-	-	-	75
	$600	$375	$170	$90	$1,235

Percent of Available Operating Days Committed	88%	30%	12%	5%

(1)	The Atwood Osprey contract with Chevron Australia Pty. Ltd. is for a firm three (3) year period, with an option to extend the firm period to six (6) years (which must be exercised within seven (7) days of delivery of the rig from the shipyard). The contract provides for an operating dayrate of approximately $470,000, if the firm commitment is three (3) years and approximately $450,000, if the option is exercised to extend the firm commitment period to six (6) years. Both dayrates are subject to adjustment pursuant to cost escalation provisions of the contract.

RESULTS OF OPERATIONS

Fiscal Year 2010 versus Fiscal Year 2009

Revenues for fiscal year 2010 increased 11% compared to the prior fiscal year.  A comparative analysis of revenues by rig for fiscal years 2010 and 2009 is as follows:

	REVENUES (In millions)
	Fiscal Year 2010	Fiscal Year 2009	Variance
Atwood Falcon	$154.0	$81.6	$72.4
Atwood Aurora	46.6	20.2	26.4
Atwood Hunter	197.4	182.5	14.9
Seahawk	27.2	31.1	(3.9)
Atwood Beacon	34.1	38.3	(4.2)
Vicksburg	34.2	43.0	(8.8)
Richmond	10.0	19.1	(9.1)
Atwood Eagle	134.1	145.1	(11.0)
Atwood Southern Cross	13.0	25.6	(12.6)
	$650.6	$586.5	$64.1

The increase in revenues for the Atwood Falcon is related to a substantially higher dayrate in deeper water in Malaysia in the current fiscal year compared to the prior fiscal year.

Our newest active drilling rig, the Atwood Aurora, commenced drilling operations in April 2009 in Egyptian waters.  The rig has been actively engaged in drilling operations for a full 12 months during the current fiscal year, accounting for the increase in revenues when compared to the prior fiscal year.

The increase in revenues for the Atwood Hunter is due to higher day rates and additional mobilization revenue working in the offshore Western Africa region in the current year compared to the prior fiscal year working offshore Israel in the Mediterranean.

The decrease in revenues for the Seahawk is due to the end of a long term contract working offshore Equatorial Guinea in August with no follow-on work in the current fiscal year compared to full utilization of the rig in the previous fiscal year.

The decrease in revenues for the Atwood Beacon and Vicksburg are due to lower dayrate contracts in fiscal year 2010 compared to higher dayrate contracts during fiscal year 2009.  The decrease in revenues for the Atwood Beacon was also impacted by fewer operating days at full contract rate working offshore Equatorial Guinea as compared to working more operating days at full contract rate offshore India during the prior fiscal year.  The Vicksburg worked in the waters offshore Thailand during fiscal years 2009 and 2010.

The decrease in revenues in fiscal year 2010 for the Richmond is due to lower dayrates and more idle time as a result of the temporary moratorium on drilling activities in the U.S. Gulf of Mexico during the current fiscal year compared to full rig utilization working at a higher dayrate in the prior fiscal year.  The moratorium only applied to deep water drilling units, however, shallow water units were also affected as no permits were issued during this period.

The decrease in revenues for the Atwood Eagle is due to the completion of a one well drilling program during the current fiscal year at a significantly lower dayrate under a contract option that had been deferred from the prior fiscal year.

While the Atwood Southern Cross was idle for most of fiscal years 2009 and 2010, the decrease in revenues is due to working at a lower dayrate during the current fiscal year when compared to the prior fiscal year for the brief time the rig was operational during each fiscal year.

Contract drilling costs for fiscal year 2010 increased 14% compared to the prior fiscal year.  A comparative analysis of contract drilling costs by rig for fiscal years 2010 and 2009 is as follows:

	CONTRACT DRILLING COSTS (In millions)
	Fiscal Year 2010	Fiscal Year 2009	Variance
Atwood Aurora	$21.7	$9.7	$12.0
Atwood Beacon	27.8	16.7	11.1
Atwood Eagle	53.0	47.0	6.0
Atwood Falcon	31.5	25.8	5.7
Vicksburg	16.5	15.2	1.3
Atwood Hunter	37.0	36.8	0.2
Richmond	14.6	14.2	0.4
Seahawk	24.6	24.7	(0.1)
Atwood Southern Cross	18.0	23.9	(5.9)
Other	7.7	7.7	-
	$252.4	$221.7	$30.7

The Atwood Aurora, commenced drilling operations in April 2009, incurring approximately 6 months of drilling costs in the prior fiscal year compared to a full year of costs in the current fiscal year.

The increase in contract drilling costs for the Atwood Beacon is due to a combination of cost increases resulting from the amortization of deferred mobilization expenses incurred when the rig relocated from India to Equatorial Guinea in October 2009, increased maintenance projects, and increased personnel travel costs due to the remote geographical location in Equatorial Guinea during the current fiscal year.

The increase in contract drilling costs for the Atwood Eagle for the current fiscal year is primarily due to higher Australian payroll costs attributable to requirements for increased payroll related benefits and the strengthening value of the Australian dollar relative to the U.S. dollar.

The increase in contract drilling costs for the Atwood Falcon is due an increase in agent fees, which is based on a percent of revenues earned, and due to an increase in equipment related costs resulting from a higher number of repair and maintenance projects during the current fiscal year when compared to prior fiscal year.

Contract drilling costs for the Vicksburg, Atwood Hunter, Richmond and Seahawk for the current fiscal year were relatively consistent with the prior fiscal year.

The decrease in drilling costs for the Atwood Southern Cross for the current fiscal year compared to the prior fiscal year is due to reduced equipment related costs and headcount reduction of non-essential personnel, as the rig was idle from December 2008 through June 2010.

Contract drilling costs for the OTHER category for the current fiscal year were relatively consistent with the prior fiscal year.

Depreciation expense for fiscal year 2010 increased 5% as compared to the prior fiscal year.  A comparative analysis of depreciation expense by rig for fiscal years 2010 and 2009 is as follows:

	DEPRECIATION EXPENSE (In millions)
	Fiscal Year 2010	Fiscal Year 2009	Variance
Atwood Aurora	$7.3	$3.3	4.0
Atwood Eagle	4.8	4.5	0.3
Richmond	1.7	1.7	-
Atwood Hunter	6.3	6.3	-
Atwood Falcon	5.4	5.5	(0.1)
Atwood Beacon	4.6	4.8	(0.2)
Seahawk	2.0	2.3	(0.3)
Vicksburg	2.0	2.4	(0.4)
Atwood Southern Cross	2.4	3.8	(1.4)
Other	0.5	0.5	-
	$37.0	$35.1	$1.9

The Atwood Aurora incurred a full year of depreciation expense in the current fiscal year compared to approximately five months of depreciation expense in the prior fiscal year as the rig was placed into service during April 2009.   Effective July 1, 2010, we extended the remaining depreciable life of the Atwood Southern Cross from one year to five years based upon the completion of a life enhancing upgrade during the current fiscal year.  Depreciation expense for all other rigs remained relatively consistent with the prior fiscal year.

General and administrative expenses for the current fiscal year increased approximately 28% compared to the prior fiscal year primarily due to rising personnel costs resulting, in part,  from various expenses related to the transition of executive leadership, wage increases and increased annual bonus and share-based compensation costs during the current fiscal year.  Interest expense and interest income has remained relatively consistent with the prior fiscal year.

As a result of working in foreign jurisdictions, we earned a high level of operating income in certain nontaxable and deemed profit tax jurisdictions, which significantly reduced our effective tax rate for the current fiscal year when compared to the United States statutory rate for both fiscal year 2010 and 2009.

However, during the current fiscal year, our low effective tax rate was partially offset by the recording of a $16.5 million valuation allowance on deferred tax assets related to our United States net operating loss carryforwards (NOLs) which primarily accounts for the increase in our effective tax rate of 20% during fiscal year 2010 compared to 15% in fiscal year 2009.  Even though the NOLs do not commence expiring until 2028, due to the current uncertainties in the United States offshore drilling market, including uncertainties resulting from the Macondo incident, we cannot be assured that sufficient future United States taxable income will be generated in order to utilize these NOLs and related deferred tax assets. In addition, if any future NOLs or related deferred tax assets are generated, we expect to provide a full valuation allowance on such assets until we are sufficiently assured of their utilization.

Fiscal Year 2009 versus Fiscal Year 2008

Revenues for fiscal year 2009 increased 11% compared to the fiscal year 2008.  A comparative analysis of revenues by rig for fiscal years 2009 and 2008 is as follows:

	REVENUES (In millions)
	Fiscal Year 2009	Fiscal Year 2008	Variance
Atwood Hunter	$182.5	$89.9	$92.6
Atwood Eagle	145.1	88.4	56.7
Atwood Aurora	20.2	-	20.2
Richmond	19.1	16.1	3.0
Atwood Falcon	81.6	79.0	2.6
Seahawk	31.1	32.1	(1.0)
Atwood Beacon	38.3	46.8	(8.5)
Vicksburg	43.0	56.7	(13.7)
Atwood Southern Cross	25.6	117.6	(92.0)
	$586.5	$526.6	$59.9

Increases in revenues for the Atwood Hunter and Atwood Eagle were related to each drilling unit working under new contracts with significantly higher dayrates during fiscal year 2009 compared to fiscal year 2008.

Our new drilling rig, the Atwood Aurora, commenced initial drilling operations in April of 2009, thus earning no revenue during fiscal year 2008.

The increase in revenue for the Richmond for fiscal year 2009 was due to the rig being in a shipyard undergoing a life-enhancing upgrade during a significant portion of the first and second quarters of fiscal year 2008, earning no revenue during that time, partially offset by the rig incurring idle time during fiscal year 2009 from June through September.

Revenues for the Atwood Falcon and Seahawk during the fiscal year 2009 were relatively consistent with fiscal year 2008.

The Atwood Beacon became idle at the end of July 2009, earning no revenue for the last two months of the fiscal year 2009 compared to full utilization in fiscal year 2008.

The decrease in revenue for the Vicksburg was due to the rig being in a shipyard undergoing a life enhancing upgrade during two months of the fourth quarter of fiscal year 2009, earning no revenue during that time compared to full utilization during fiscal year 2008.

Since the Atwood Southern Cross was idle and earned no revenue since mid December 2008, revenues significantly decreased during fiscal year 2009 when compared to fiscal year 2008.

Contract drilling costs for fiscal year 2009 increased 3% compared to fiscal year 2008.  A comparative analysis of contract drilling costs by rig for fiscal years 2009 and 2008 is as follows:

	CONTRACT DRILLING COSTS (In millions)
	Fiscal Year 2009	Fiscal Year 2008	Variance
Atwood Aurora	$9.7	$-	$9.7
Atwood Hunter	36.8	28.9	7.9
Atwood Eagle	47.0	44.5	2.5
Richmond	14.2	12.1	2.1
Atwood Falcon	25.8	24.6	1.2
Atwood Beacon	16.7	19.2	(2.5)
Vicksburg	15.2	18.6	(3.4)
Seahawk	24.7	30.1	(5.4)
Atwood Southern Cross	23.9	33.1	(9.2)
Other	7.7	5.3	2.4
	$221.7	$216.4	$5.3

Our new drilling rig, the Atwood Aurora, commenced initial drilling operations in April 2009, incurring no contract drilling costs in fiscal year 2008.

The increase in contract drilling costs for the Atwood Hunter for fiscal year 2009 compared to fiscal year 2008 was primarily due to higher agent fees which were based on a percentage of dayrates and higher operations support costs which were allocated to rigs based on revenue.

Contract drilling costs for the Atwood Eagle and Atwood Falcon for fiscal year 2009 were relatively consistent with fiscal year 2008.  The increase in contract drilling costs for the Richmond for fiscal year 2009 was due to the rig incurring significantly less operating costs during the first and second quarters of fiscal year 2008 as the rig was in a shipyard undergoing a life enhancing upgrade, partially offset by higher maintenance costs during the upgrade period.

The decrease in contract drilling costs for the Atwood Beacon was primarily due to incurring less operating costs during its idle period during the last two months of fiscal year 2009, while the decrease in contract drilling costs for the Vicksburg was due to the rig incurring less operating costs during the fourth quarter of fiscal year 2009 as the rig was in a shipyard undergoing a life enhancing upgrade.

The decrease in contract drilling costs for the Seahawk for fiscal year 2009 was due to the amortization of deferred expenses in fiscal year 2008 related to certain client requested upgrades which ended during the fourth quarter of fiscal year 2008.

The decrease in drilling costs for the Atwood Southern Cross for fiscal year 2009 was due to a decrease in agent fees and headcount reduction of non-essential personnel as the rig has been idle since mid-December 2008, partially offset by the rig undergoing certain equipment repairs and maintenance.

The increase of other contract drilling costs for fiscal year 2009 was due to a larger currency exchange loss during fiscal year 2009 compared  to fiscal year 2008.

Depreciation expense for fiscal year 2009 increased 1% as compared to fiscal year 2008.  A comparative analysis of depreciation expense by rig for fiscal years 2009 and 2008 is as follows:

	DEPRECIATION EXPENSE (In millions)
	Fiscal Year 2009	Fiscal Year 2008	Variance
Atwood Aurora	$3.3	$-	$3.3
Richmond	1.7	1.0	0.7
Atwood Hunter	6.3	5.9	0.4
Atwood Falcon	5.5	5.2	0.3
Atwood Southern Cross	3.8	3.7	0.1
Atwood Eagle	4.5	4.5	-
Atwood Beacon	4.8	5.1	(0.3)
Vicksburg	2.4	2.8	(0.4)
Seahawk	2.3	6.1	(3.8)
Other	0.5	0.5	-
	$35.1	$34.8	$0.3

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

Depreciation expense for all other rigs remained relatively consistent during fiscal year 2009 when compared with fiscal year 2008.

General and administrative expenses for fiscal year 2009 remained relatively comparable with fiscal year 2008 as the general and administrative costs related to payroll costs, travel expenses, professional fees, and rental expenses incurred during fiscal year 2009 were consistent with fiscal year 2008.

Interest expense increased by 63% for fiscal year 2009 due to higher debt balances when compared to fiscal year 2008, while interest income decreased as interest rates decreased significantly when compared to fiscal year 2008.

Virtually all of our tax provision for fiscal year 2009 related to taxes in foreign jurisdictions.  Accordingly, due to the high level of operating income earned in certain nontaxable and deemed profit tax jurisdictions during fiscal year 2009, our effective tax rate was significantly less than the United States federal statutory rate.  Our effective rate for fiscal year 2009 of 15% was higher than the 12% effective rate in fiscal year 2008 primarily due to a significantly lower level of operating income earned in certain nontaxable and deemed profit tax jurisdictions during fiscal year 2009.

LIQUIDITY AND CAPITAL RESOURCES

As of September 30, 2010, we have $180 million borrowed under our 5-year $300 million credit facility executed in October 2007 (as amended from time to time, the 2007 Credit Agreement) and $50 million borrowed under our 5-year $280 million credit facility executed in November 2008 (as amended from time to time, the 2008 Credit Agreement) for a total debt to capitalization ratio of 14%.  Subsequent to September 30, 2010, we borrowed an additional $70 million under the 2008 Credit Agreement, bringing the total amount outstanding under that agreement to $120 million as of November 22, 2010.  No additional funds have been borrowed under the 2007 Credit Agreement subsequent to September 30, 2010.  Both credit facilities contain various financial covenants that, among other things, require the maintenance of a leverage ratio, not to exceed 5.0 to 1.0, an interest expense coverage ratio not to be less than 2.5 to 1.0 and a required level of collateral maintenance whereby the aggregate appraised collateral value shall not be less than 150% of the total credit facility commitment.  The collateral for these two credit facilities, collectively, primarily consists of preferred mortgages on six of our drilling units (Atwood Eagle, Atwood Hunter, Atwood Falcon, Atwood Southern Cross, Atwood Aurora and Atwood Beacon).  Along with cash flow, these credit facilities will provide funding to complete the construction of the Atwood Osprey, the Atwood Condor, and our two to-be-named jack-up drilling units and will provide funding for general corporate needs.  We were in compliance with all financial covenants under both credit agreements at September 30, 2010, at all times during fiscal years 2010 and 2009.  For more information regarding financial covenants, see Note 5 to our Consolidated Financial Statements for the year ended September 30, 2010.

As of September 30, 2010, we had expended approximately $480 million towards the construction of the Atwood Osprey and $296 million towards the construction of the Atwood Condor, with expected total construction costs of approximately $625 million and approximately $750 million, respectively.  We estimate that our total capital expenditures for fiscal year 2011 will be approximately $430 million and expect to end fiscal year 2011 with outstanding long-term debt between $325 million and $350 million.  With our current contract commitments providing for approximately $1.2 billion of future revenues, coupled with our current additional borrowing capacity of approximately $280 million under our credit facilities having a current average interest cost of less than 2%, we believe that we will be able to fund the remaining costs of our four drilling units under construction, and maintain a strong balance sheet without the need for any additional sources of capital.

Our portfolio of accounts receivable is primarily comprised of large independent or multinational corporate entities with stable payment experience.  Historically, we have not encountered significant difficulty in collecting receivables and typically do not require collateral for our receivables.  Accounts receivable at September 30, 2010, has decreased by approximately $27.6 million when compared to September 30, 2009 due to more timely payments from customers during the fourth quarter of the current fiscal year when compared to the fourth quarter of the prior fiscal year.  As discussed in Note 11 to our Consolidated Financial Statements for the year ended September 30, 2010, under Other Matters, at September 30, 2010, we have approximately $15.8 million in outstanding receivables due from a customer in India; as this receivable is currently in dispute, we expect that this collection effort will extend beyond one year and have therefore reclassified this receivable as a long-term asset.

Income tax receivable has increased by approximately $7.7 million at September 30, 2010, when compared to September 30, 2009, due to operations in a higher number of tax jurisdictions whereby we have made estimated income tax payments over and above our estimated income tax liability, usually as a result of local regulations requiring high estimated tax payments.

Prepaid expenses and deferred costs have decreased by approximately $5.1 million at September 30, 2010, compared to September 30, 2009, primarily due to the amortization of deferred mobilization costs related to the relocation of the Atwood Beacon to Equatorial Guinea during the current fiscal year.

Accounts payable has increased by approximately $18.1 million at September 30, 2010, compared to September 30, 2009, primarily due to accrued but unpaid construction and equipment invoices for our two semisubmersibles under construction at September 30, 2010.

Short-term deferred credits have decreased by approximately $31.3 million at September 30, 2010, compared to September 30, 2009, as the prior fiscal year end balance includes prepayments of revenue by a customer which were recognized as revenue during the current fiscal year when the related services were performed compared to no prepayments of revenue at September 30, 2010.

Other long term liabilities have increased by approximately $6.9 million at September 30, 2010, compared to September 30, 2009, primarily due to an increase in our reserves for uncertain tax positions during the current fiscal year.  See Note 6 to our Consolidated Financial Statements for the year ended September 30, 2010, for additional information.

To date, general inflationary trends have not had a material effect on our operating revenues or expenses.

OFF-BALANCE SHEET ARRANGEMENTS

We have evaluated our off-balance sheet arrangements, and have concluded that we do not have any material relationships with unconsolidated entities or financial partnerships that have been established for the purpose of facilitating off-balance sheet arrangements (as that term is defined in Item 303(a)(4)(ii) of Regulations S-K). Based on this evaluation we believe that no disclosures relating to off-balance sheet arrangements are required

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

The following table summarizes our obligations and commitments (in thousands) at September 30, 2010:

	Fiscal 2011	Fiscal 2012	Fiscal 2013	Fiscal 2014	Fiscal 2015 and thereafter	Total
Credit Facility (1)	$-	$-	$180,000	$50,000		$230,000
Purchase Commitments (2)	390,000	450,000	135,000	-	-	975,000
Operating Leases	1,113	1,040	1,040	1,040	-	4,233
	$391,113	$451,040	$316,040	$51,040	$-	$1,209,233

(1)	Amounts exclude interest on our $300 million and $280 million credit facilities as interest rates are variable.
(2)	Commitments for our four drilling units under construction.

CRITICAL ACCOUNTING POLICIES

Significant accounting policies are included in Note 2 to our Consolidated Financial Statements for the year ended September 30, 2010.  These policies, along with the underlying assumptions and judgments made by management in their application, have a significant impact on our consolidated financial statements.  We identify our most critical accounting policies as those that are the most pervasive and important to the portrayal of our financial position and results of operations, and that require the most difficult, subjective and/or complex judgments by management regarding estimates about matters that are inherently uncertain.  Our most critical accounting policies are those related to revenue recognition, property and equipment, impairment of assets, income taxes, and employee stock-based compensation.

Revenue Recognition
We account for contract drilling revenue in accordance with the terms of the underlying drilling contract.  These contracts generally provide that revenue is earned and recognized on a daily rate (i.e. dayrate) basis, and dayrates are typically earned for a particular level of service over the life of a contract.  Dayrate contracts can be for a specified period of time or the time required to drill a specified well or number of wells.  Revenues from dayrate drilling operations, which are classified under contract drilling services, are recognized on a per day basis as the work progresses.

Lump-sum fees received at commencement of the drilling contract as compensation for the cost of relocating drilling rigs from one major operating area to another, equipment and upgrade costs reimbursed by the customer, as well as receipt of advance billings of dayrates are recognized as earned on a straight-line method over the term of the related drilling contract, as are the dayrates associated with such contracts.  However, lump-sum fees received upon termination of a drilling contract are generally recognized as earned during the period termination occurs as receipt of such fees is usually conditional based on meeting certain criteria as specified in the drilling contract such as:  not having additional work following the termination of the current contract or having to relocate at least a certain distance for the next drilling contract.  In addition, we defer the mobilization costs relating to moving a drilling rig to a new area and customer requested equipment purchases that will revert to the customer at the end of the applicable drilling contract.  We amortize such costs on a straight-line basis over the life of the applicable drilling contract.

Property and Equipment
We currently own nine active offshore drilling units.  At September 30, 2010, the carrying value of our property and equipment totaled approximately $1.3 billion, which represents 78% of our total assets.  This carrying value reflects the application of our property and equipment accounting policies, which incorporate estimates, assumptions and judgments by management relative to the useful lives and salvage values of our units.  Once rigs and related equipment are placed in service, they are depreciated on the straight-line method over their estimated useful lives, with depreciation discontinued only during the period when a drilling unit is out of service while undergoing a significant upgrade that extends its useful life.  The estimated useful lives of our drilling units and related equipment can range from 3 years to 35 years and our salvage values are generally based on 5% of capitalized costs.  Any future increases in our estimates of useful lives or salvage values will have the effect of decreasing future depreciation expense in any one year while spreading the expense out to later years.  Any future decreases in our useful lives or salvage values will have the effect of accelerating future depreciation expense.

We evaluate the carrying value of our property and equipment when events or changes in circumstances indicate that the carrying value of such assets may be impaired.  Asset impairment evaluations are, by nature, highly subjective.  Operations of our drilling equipment are subject to the offshore drilling requirements of oil and gas exploration and production companies and agencies of foreign governments.  These requirements are, in turn, subject to fluctuations in government policies, world demand and price for petroleum products, proved reserves in relation to such demand and the extent to which such demand can be met from onshore sources.  The critical estimates which result from these dynamics include projected utilization, dayrates, and operating expenses, each of which impact our estimated future cash flows.  Over the last ten years, our equipment utilization rate has averaged approximately 92%; however, if a drilling unit incurs significant idle time or receives dayrates below operating costs, its carrying value could become impaired.  The estimates, assumptions and judgments used by management in the application of our property and equipment and asset impairment policies reflect both historical experience and expectations regarding future industry conditions and operations.  The use of different estimates, assumptions and judgments, especially those involving the useful lives of our rigs and vessels and expectations regarding future industry conditions and operations, would likely result in materially different carrying values of assets and results of operations.

Income Taxes
We conduct operations and earn income in numerous foreign countries and are subject to the laws of taxing jurisdictions within those countries, as well as United States federal and state tax laws.  At September 30, 2010, we have an approximate $10.8 million net deferred income tax liability. This balance reflects the application of our income tax accounting policies in accordance with Accounting Standards Codification (ASC) 740.  Such accounting policies incorporate estimates, assumptions and judgments by management relative to the interpretation of applicable tax laws, the application of accounting standards, and future levels of taxable income.  The estimates, assumptions and judgments used by management in connection with accounting for income taxes reflect both historical experience and expectations regarding future industry conditions and operations.  Changes in these estimates, assumptions and judgments could result in materially different provisions for deferred and current income taxes.

We account for uncertain tax positions in accordance with ASC 740.  ASC 740 prescribes a comprehensive model for how companies should recognize, measure, present and disclose in their financial statements uncertain tax positions taken or to be taken on a tax return. The income tax laws and regulations are voluminous and are often ambiguous. As such, we are required to make many subjective assumptions and judgments regarding our tax positions that can materially affect amounts recognized in our consolidated balance sheets and statements of income.

Employee Share based Compensation
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

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update ("ASU") 2010-01.  The provisions of this update clarify Accounting Standards Codification ("ASC") 505, "Equity" and ASC 260, "Earnings Per Share". The provisions of this update provide that the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance reflected in earnings per share prospectively and is not a stock dividend for purposes of applying ASC 505 and 260  ASU 2010-01is effective for interim and annual reports ending on or after December 15, 2009, and should be applied on a retrospective basis. We adopted the amendments in this update as of October 1, 2009 with no impact to our equity balance or earnings per share calculations.

Also in January 2010, the FASB issued ASU 2010-02.  The provision of this update clarify ASC Subtopic 810-10, "Non-Controlling Interests in Consolidated Financial Statements" to clarify the scope of the decrease in ownership provisions of the original guidance.  The scope of decreases in ownership provisions of the Subtopic applies to (i) a subsidiary or group of assets that is a business or nonprofit activity, (ii) a subsidiary that is a business or nonprofit activity that is transferred to an equity method investee or joint venture, (iii) an exchange of a group that constitutes a business or nonprofit activity for a noncontrolling interest in an entity (including an equity method investee or joint venture). The provision also clarifies that the decrease in ownership does not apply to the following transactions even if they involve businesses: (i) sales of in substance real estate or (ii) conveyances of oil and gas mineral rights. This statement is effective for interim or annual financial periods ending after December 15, 2009, and shall be applied prospectively. We adopted the amendments in this update on October 1, 2010, with no material impact on our consolidated or combined financial statements.

Also in January 2010, the FASB issued ASU 2010-06.  The provisions of this update require new disclosures and clarify existing disclosures for ASC 820, "Fair Value Measurements and Disclosures" to provide additional information and clarity regarding classes of assets and liabilities, valuation techniques and activities in certain levels regarding to Fair Value Measurement.  ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009 except for the disclosures regarding purchases, sales, issuances and settlements in the roll forward of activity in level 3 fair value measurements, which is effective for fiscal years beginning after December 15, 2010. We adopted the amendments in this update on January 1, 2010, with no significant changes to the disclosures in our financial statements.

In May 2009, the FASB issued Accounting Standards Codification (ASC) Subtopic 855-10, "Subsequent Events".  The provisions of ASC 855-10 establishes (i) the period after the balance sheet date during which management shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (ii) the circumstances under which an entity shall recognize events or transactions that occurred after the balance sheet date.  This statement is effective for interim or annual financial periods ending after June 15, 2009, and shall be applied prospectively.  We adopted this provision effective April 1, 2009, with no material impact on our consolidated or combined financial statements. On February 24, 2010 the FASB amended ASC Subtopic 855-10 to eliminate the requirement to disclose the date through which subsequent events have been evaluated, but does not prohibit the disclosure.

In December 2007, the FASB issued ASC 805, "Business Combinations".  ASC 805 retains the fundamental requirement that the acquisition method be used for all business combinations and expands the same method of accounting to all transactions and other events in which one entity obtains control over one of more other businesses or assets at the acquisition date and in subsequent periods.  ASC 805 requires measurement at the acquisition date of the fair value of assets acquired, liabilities assumed and non-controlling interest.  Additionally, ASC 805 requires that acquisition-related costs, including restructuring costs, be recognized separately from the acquisition.  ASC 805 applies prospectively to business combinations for fiscal years beginning after December 15, 2008.  We adopted this provision effective October 1, 2009 with no material impact on our consolidated or combined financial statements.

Also in December 2007, the FASB issued ASC Subtopic 810-10-65, "Non-controlling Interests in Consolidated Financial Statements".  The provisions of ASC 810-10-65 establish the accounting and reporting standards for a non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary.  The guidance clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements.  This provision requires retroactive adoption of the presentation and disclosure requirements for existing minority interests and applies prospectively to business combinations for fiscal years beginning after December 15, 2008.  We adopted this provision effective October 1, 2009 with no material impact on our consolidated or combined financial statements.

DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk, including adverse changes in interest rates and foreign currency exchange rates as discussed below.

Interest Rate Risk

All of our $230 million of long-term debt outstanding at September 30, 2010, was floating rate debt.  As a result, our interest costs fluctuate based on interest rate changes.  Because the interest rate on our long-term debt is a floating rate, the fair value of our long-term debt approximated carrying value as of September 30, 2010.  The impact on annual cash flow of a 10% change in the floating rate (approximately 12 basis points) would be approximately $0.3 million, which we believe to be immaterial.  We did not have any open derivative contracts relating to our floating rate debt at September 30, 2010.

Foreign Currency Risk

Certain of our subsidiaries have monetary assets and liabilities that are denominated in a currency other than their functional currencies.  Based on September 30, 2010, amounts, a decrease in the value of 10% in the foreign currencies relative to the U.S. Dollar from the fiscal year-end exchange rates would result in a foreign currency transaction loss of approximately $0.3 million.  We consider our current risk exposure to foreign currency exchange rate movements, based on net cash flows, to be immaterial.  We did not have any open derivative contracts relating to foreign currencies at September 30, 2010.

CHANGE OF EXECUTIVE MANAGEMENT

President and Chief Executive Officer

In connection with our goal of continued growth, and in line with our succession planning efforts, effective December 15, 2009, during the first quarter of fiscal year 2010, our Board of Directors elected Mr. Robert J. Rob Saltiel as President and Chief Executive Officer of the Company and entered into an Employment Agreement with Mr. Saltiel dated December 8, 2009, effective December 15, 2009.  Mr. Saltiel was elected to the Board of Directors by our Shareholders at the Annual Meeting of Shareholders on February 11, 2010.  The election of Mr. Saltiel followed a search process that included both the assessment of potential internal candidates and the engagement of an independent executive search firm to identify outside candidates and assist our Board of Directors in the selection process.  Prior to his appointment with the Company, Mr. Saltiel was Executive Vice President and Chief Operating Officer for Transocean Ltd.

In connection with Mr. Saltiel's election as President and Chief Executive Officer of the Company effective December 15, 2009, Mr. John R. Irwin retired from his position as President and Chief Executive Officer of the Company effective December 14, 2009.  Mr. Irwin retired as an employee from Atwood Oceanics effective July 31, 2010.

Senior Vice President and Chief Financial Officer

Also, in connection with our goal of continued growth, and in line with our succession planning efforts, on July 19, 2010, we announced that Mr. Mark L. Mey agreed to join the Company as Senior Vice President and Chief Financial Officer with a commencement date of August 11, 2010. From August 2005 to July 2010, Mr. Mey was Senior Vice President, Chief Financial Officer, and a Director of Scorpion Offshore Ltd.

In connection with Mr. Mey's appointment as Senior Vice President and Chief Financial Officer, Mr. James M. Holland resigned from his position as Senior Vice President and Chief Financial Officer of the Company effective as of the close of business August 10, 2010.  Following his retirement as Senior Vice President and Chief Financial Officer of the Company, pursuant to the terms of his Executive Retention Agreement dated September 22, 2009, Mr. Holland will continue to be employed by the Company through December 31, 2010, to provide for an appropriate transition.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Atwood Oceanics, Inc. (which together with its subsidiaries is identified as the Company, we or our, unless stated otherwise or the context requires otherwise) is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934.  Our internal control over financial reporting was designed by management, under the supervision of the Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America, and includes those policies and procedures that:

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

Management assessed the effectiveness of the Company's internal control over financial reporting as of September 30, 2010.  In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework.

Based on our evaluation under the criteria in Internal Control-Integrated Framework, management has concluded that the Company maintained effective internal control over financial reporting as of September 30, 2010.  PricewaterhouseCoopers LLP, our independent registered public accounting firm, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of September 30, 2010, which appears on the following page.

ATWOOD OCEANICS, INC.

by

/s/ Robert J. Saltiel	/s/ Mark L. Mey
Robert J. Saltiel	Mark L. Mey
President and	Senior Vice President and
Chief Executive Officer	Chief Financial Officer

November 23, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Atwood Oceanics, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of Atwood Oceanics, Inc. and its subsidiaries at September 30, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2010  in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting.  Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of the Company's internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers LLP
Houston, Texas
November 23, 2010

Atwood Oceanics, Inc. and Subsidiaries
CONSOLIDATED BALANCE SHEETS

	September 30,
(In thousands)	2010	2009

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$180,523	$100,259
Accounts receivable, net of an allowance of $0 and $65 at September 30, 2010 and 2009, respectively	96,463	124,053
Income tax receivable	16,052	8,306
Insurance receivable	-	2,518
Inventories of materials and supplies	52,749	50,136
Deferred tax assets	-	35
Prepaid expenses and deferred costs	14,207	19,297
Total Current Assets	359,994	304,604

NET PROPERTY AND EQUIPMENT	1,343,961	1,184,300
	1,343,961	1,184,300

LONG TERM ASSETS:
Other receivables	15,799	14,331
Deferred costs and other assets	4,686	6,167
	20,485	20,498
	$1,724,440	$1,509,402

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable	$37,192	$19,066
Accrued liabilities	25,368	28,960
Income tax payable	26,367	29,067
Deferred credits	4,533	35,825
Total Current Liabilities	93,460	112,918

LONG-TERM DEBT	230,000	275,000
	230,000	275,000
LONG TERM LIABILITIES:
Deferred income taxes	10,845	6,082
Deferred credits	2,919	2,921
Other	17,082	10,188
	30,846	19,191

COMMITMENTS AND CONTENGENCIES (SEE NOTE 11)

SHAREHOLDERS' EQUITY (NOTE 7):
Preferred stock, no par value; 1,000 shares authorized, none outstanding	-	-
Common stock, $1 par value, 90,000 shares authorized with 64,443 and 64,236 issued and outstanding at September 30, 2010 and 2009, respectively	64,443	64,236
Paid-in capital	133,095	122,457
Retained earnings	1,172,596	915,600
Total Shareholders' Equity	1,370,134	1,102,293
	$1,724,440	$1,509,402

The accompanying notes are an integral part of these consolidated financial statements.

Atwood Oceanics, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF OPERATIONS

	For Years Ended September 30,
(In thousands, except per share amounts)	2010	2009	2008

REVENUES:
Contract drilling	$650,562	$586,507	$526,604

COSTS AND EXPENSES:
Contract drilling	252,427	221,709	216,395
Depreciation	37,030	35,119	34,783
General and administrative	40,620	31,639	30,975
Other-net	(1,855)	(402)	(155)
	328,222	288,065	281,998
OPERATING INCOME	322,340	298,442	244,606
OTHER INCOME (EXPENSE):
Interest expense, net of capitalized interest	(2,725)	(2,293)	(1,410)
Interest income	364	282	1,579
	(2,361)	(2,011)	169
INCOME BEFORE INCOME TAXES	319,979	296,431	244,775
PROVISION FOR INCOME TAXES	62,983	45,686	29,337
NET INCOME	$256,996	$250,745	$215,438
EARNINGS PER COMMON SHARE (NOTE 2):
Basic	$3.99	$3.91	$3.38
Diluted	$3.95	3.89	3.34
AVERAGE COMMON SHARES OUTSTANDING (NOTE 2):
Basic	64,391	64,167	63,756
Diluted	65,028	64,493	64,556

The accompanying notes are an integral part of these consolidated financial statements.

Atwood Oceanics, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For Years Ended September 30,
(In thousands)	2010	2009	2008
CASH FLOW FROM OPERATING ACTIVITIES:
Net income	$256,996	$250,745	$215,438
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	37,030	35,119	34,783
Amortization of debt issuance costs	803	717	657
Amortization of deferred items	13,755	(15,902)	(10,305)
Provision for doubtful accounts	(65)	1,002	764
Provision for inventory obsolescence	1,123	680	290
Deferred income tax (benefit) expense	4,798	(4,527)	(3,765)
Share-based compensation expense	9,998	7,664	7,901
Other-net	(1,855)	(402)	(155)
Changes in assets and liabilities:
(Increase) decrease in accounts receivable	26,187	(4,819)	(59,895)
(Increase) decrease in insurance receivable	281	-	-
Increase in income tax receivable	(7,746)	(5,014)	(1,422)
Increase in inventory	(3,736)	(12,910)	(11,475)
(Increase) decrease in prepaid expenses	(179)	(1,892)	15
Increase in deferred costs and other assets	(10,321)	(9,825)	(1,350)
Increase (decrease) in accounts payable	4,735	(11)	5,218
Increase (decrease) in accrued liabilities	(854)	(43)	6,965
Increase (decrease) in income tax payable	(2,700)	13,058	7,349
Increase (decrease) in deferred credits and other liabilities	(21,850)	51,262	887
Net Increase (decrease) in Operating Capital	49,404	54,157	(23,538)
Net Cash Provided by Operating Activities	306,400	304,902	191,900
CASH FLOW FROM INVESTING ACTIVITIES:
Capital expenditures	(187,094)	(430,470)	(328,246)
Collection of insurance receivable	3,607	1,822	-
Proceeds from sale of assets	1,504	330	378
Net Cash Used by Investing Activities	(181,983)	(428,318)	(327,868)
CASH FLOW FROM FINANCING ACTIVITIES:
Proceeds from debt	-	155,000	170,000
Principal payments on debt	(45,000)	(50,000)	(18,000)
Debt issuance costs paid	-	(2,611)	(1,336)
Proceeds from exercise of stock options	847	194	6,035
Net Cash Provided (Used) by Financing Activities	(44,153)	102,583	156,699
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$80,264	$(20,833)	$20,731
CASH AND CASH EQUIVALENTS, at beginning of period	$100,259	$121,092	$100,361
CASH AND CASH EQUIVALENTS, at end of period	$180,523	$100,259	$121,092

Supplemental disclosure of cash flow information:
Cash paid during the year for domestic and foreign income taxes	$65,024	$40,713	$27,421
Cash paid during the year for interest, net of amounts capitalized	$1,656	$2,144	$1,342

Non-cash activities:
Increase in insurance receivable related to reduction in value of spare capital equipment and inventory	$-	$2,518	$-
Increase in accounts payable and accrued liabilities related to capital expenditures	$10,616	$7,579	$746

The accompanying notes are an integral part of these consolidated financial statements.

Atwood Oceanics, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF CHANGES IN
SHAREHOLDER'S EQUITY

					Total
	Common Stock		Paid-in	Retained	Stockholders
(In thousands)	Shares	Amount	Capital	Earnings	Equity

September 30, 2007	63,350	$63,350	$101,549	$450,956	$615,855
FIN 48 adoption	-	-	-	(1,539)	(1,539)
Net income	-	-	-	215,438	215,438
Exercise of employee stock options	681	681	5,354	-	6,035
Stock option and restricted stock award compensation expense	-	-	7,901	-	7,901
September 30, 2008	64,031	64,031	114,804	664,855	843,690
Net income	-	-	-	250,745	250,745
Restricted stock awards	185	185	(185)		-
Exercise of employee stock options	20	20	174	-	194
Stock option and restricted stock
award compensation expense	-	-	7,664	-	7,664
September 30, 2009	64,236	64,236	122,457	915,600	1,102,293
Net income	-	-	-	256,996	256,996
Restricted stock awards	145	145	(145)		-
Exercise of employee stock options	62	62	785	-	847
Stock option and restricted stock award compensation expense	-	-	9,998	-	9,998
September 30, 2010	64,443	$64,443	$133,095	$1,172,596	$1,370,134

The accompanying notes are an integral part of these consolidated financial statements.

Atwood Oceanics, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - NATURE OF OPERATIONS

Atwood Oceanics, Inc., together with its subsidiaries (collectively referred to herein as we, our or the Company except where otherwise stated or the context indicates otherwise), is engaged in offshore drilling and completion of exploratory and developmental oil and gas wells, principally in international locations.  Presently, we own a fleet of nine mobile offshore drilling units.  We are also constructing two ultradeepwater semisubmersible units scheduled for delivery in fiscal years 2011 and 2012 and two jack-up rigs scheduled for delivery in fiscal years 2012 and 2013.  Our current worldwide operations are located in five regions of the world offshore Southeast Asia, offshore Africa, offshore Australia, offshore South America and the Mediterranean Sea.

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

Foreign exchange

The U.S. Dollar is the functional currency for all areas of our operations.  Accordingly, monetary assets and liabilities denominated in foreign currency are converted to U.S. Dollars at the rate of exchange in effect at the end of the fiscal year, items of income and expense are re-measured at average monthly rates, and property and equipment and other nonmonetary amounts are re-measured at historical rates.  Gains and losses on foreign currency transactions and re-measurements are included in contract drilling costs in our consolidated statements of operations.  We recorded foreign exchange losses of $0.1 million, $0.5 million and $0.1 million, during fiscal years 2010,  2009 and 2008, respectively.

Accounts receivable

We record trade accounts receivable at the amount we invoice our customers.  Our portfolio of accounts receivable is comprised of major international corporate entities and government organizations with stable payment experience.  Included within our accounts receivable at September 30, 2010, and 2009 are unbilled receivable balances totaling $1.0 million and $4.6 million, respectively, that represent amounts for which contract drilling services have been performed, revenue has been earned based on contractual dayrate provisions and for which collection is deemed probable.  Such unbilled amounts were billed subsequent to their respective fiscal year end.  Historically, our uncollectible accounts receivable have been immaterial, and typically, we do not require collateral for our receivables.  We provide an allowance for uncollectible accounts, as necessary, on a specific identification basis.  We have no allowance for doubtful accounts at September 30, 2010 and a $0.1 million allowance as of September 30, 2009.

Inventories of material and supplies

Inventories consist of spare parts, material and supplies held for consumption and are stated principally at the lower of average cost or market, net of reserves for excess and obsolete inventory of $2.0 million and $1.6 million at September 30, 2010, and 2009, respectively.

Income taxes

We account for income taxes in accordance with ASC 740.  Under ASC 740, deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end given the provisions of enacted tax laws in each respective jurisdiction.  Deferred tax assets are reduced by a valuation allowance when, based upon management's estimates, it is more likely than not that a portion of the deferred tax assets will not be realized in a future period.  In addition, we accrue for income tax contingencies, or uncertain tax positions, that we believe are more likely than not exposures.  See Note 7 for further discussion.

Property and equipment

Property and equipment are recorded at cost.  Interest costs related to property under construction are capitalized as a component of construction costs.  Interest capitalized during fiscal years 2010, 2009 and 2008 was $3.9 million, $8.8 million and $2.6 million, respectively.

Once rigs and related equipment are placed in service, they are depreciated on the straight-line method over their estimated useful lives, with depreciation discontinued only during the period when a drilling unit is out of service while undergoing a significant upgrade that extends its useful life.  Our estimated useful lives of our various classifications of assets are as follows:

Years
Drilling vessels and related equipment	5-35
Drill pipe	3
Furniture and other	3-10

Effective July 1, 2010, we extended the remaining depreciable life of the Atwood Southern Cross from one year to five years, based upon completion of a life enhancing upgrade, as the rig is technically capable of working over this revised period.

Effective October 1, 2008, we extended the remaining depreciable life of the Seahawk from one year to five years based upon the length of its then current contract commitment coupled with the fact that rig is technically capable of working over this revised period.

Maintenance, repairs and minor replacements are charged against income as incurred; major replacements and upgrades are capitalized and depreciated over the remaining useful life of the asset, as determined upon completion of the work.  The cost and related accumulated depreciation of assets sold, retired or otherwise disposed are removed from the accounts at the time of disposition, and any resulting gain or loss is reflected in the Consolidated Statements of Operations for the applicable periods.

Impairment of property and equipment

We periodically evaluate our property and equipment to determine that their net carrying value is not in excess of their net realizable value.  These evaluations are performed when we have sustained significant declines in utilization and dayrates, and recovery is not contemplated in the near future.  We consider a number of factors such as estimated future cash flows, appraisals and current market value analysis in determining an asset's fair value.  Assets are written down to their fair value if the carrying amount of the asset is not recoverable and exceeds its fair value.  There were no material impairments during the fiscal years ended September 30, 2010, 2009 or 2008.

Deferred drydocking costs

We defer the costs of scheduled drydocking and charge such costs to contract drilling expense over the period to the next scheduled drydocking (normally 30 months).  At September 30, 2010, and 2009, deferred drydocking costs totaling $1.5 million and $1.8 million, respectively, were included in Deferred Costs and Other Assets in the accompanying Consolidated Balance Sheets.

Revenue recognition

We account for contract drilling revenue in accordance with the terms of the underlying drilling contract.  These contracts generally provide that revenue is earned and recognized on a daily rate (i.e. dayrate) basis, and dayrates are typically earned for a particular level of service over the life of a contract.  Dayrate contracts can be for a specified period of time or the time required to drill a specified well or number of wells.  Revenues from dayrate drilling operations, which are classified under contract drilling services, are recognized on a per day basis as the work progresses.

Deferred fees and costs

Lump-sum fees received at commencement of the drilling contract as compensation for the cost of relocating drilling rigs from one major operating area to another, equipment and upgrade costs reimbursed by the customer, as well as receipt of advance billings of dayrates are recognized as earned on a straight-line method over the term of the related drilling contract, as are the dayrates associated with such contracts.  However, lump-sum fees received upon termination of a drilling contract are generally recognized as earned during the period termination occurs as termination is usually conditional based on the occurrence of an event as defined in the drilling contract, such as obtaining follow on work to the contract in progress or relocation beyond a certain distance when the contract is completed.  In addition, we defer the mobilization costs relating to moving a drilling rig to a new area and customer requested equipment purchases that will revert to the customer at the end of the applicable drilling contract.  We amortize such costs on a straight-line basis over the life of the applicable drilling contract.   Contract revenues and drilling costs are reported in the Consolidated Statements of Operations at their gross amounts.

At September 30, 2010, and 2009, deferred fees associated with mobilization, related equipment purchases and upgrades, and receipt of advance billings of dayrates totaled $7.5 million and $39.1 million, respectively.   At September 30, 2010, and 2009, deferred costs associated with mobilization and related equipment purchases and upgrades totaled $1.7 million and $5.6 million, respectively.  Deferred fees and deferred costs are classified as current or long-term deferred credits and deferred costs, respectively, in the accompanying Consolidated Balance Sheets based on the expected term of the applicable drilling contracts.

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

Earnings per common share

Basic and diluted earnings per share, or EPS, have been computed in accordance with ASC 260.  Basic EPS excludes dilution and is computed by dividing net income (loss) by the weighted-average number of common shares outstanding for the period.  Diluted EPS reflects the issuance of additional shares in connection with the assumed exercise of stock options.  In accordance with ASC 718, we have also included the impact of pro forma deferred tax assets in calculating the potential windfall and shortfall tax benefits to determine the amount of diluted shares using the treasury stock method.

The computation of basic and diluted earnings per share under ASC 260 for each of the past three fiscal years is as follows (in thousands, except per share amounts):

			Per Share
	Net Income	Shares	Amount
Fiscal 2010:
Basic earnings per share	$256,996	64,391	$3.99
Effect of dilutive securities
Stock options	-	637	(0.04)
Diluted earnings per share	$256,996	65,028	$3.95
Fiscal 2009:
Basic earnings per share	$250,745	64,167	$3.91
Effect of dilutive securities
Stock options	-	326	(0.02)
Diluted earnings per share	$250,745	64,493	$3.89
Fiscal 2008:
Basic earnings per share	$215,438	63,756	$3.38
Effect of dilutive securities
Stock options	-	800	(0.04)
Diluted earnings per share	$215,438	64,556	$3.34

The calculation of diluted earnings per share for the years ended September 30, 2010,  2009 and 2008 exclude consideration of shares of common stock which may be issued in connection with outstanding stock options of 500,000,  316,000 and 184,000, respectively, because such options were anti-dilutive.  These options could potentially dilute basic EPS in the future.

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

Reclassifications

 Certain reclassifications have been made to the prior period financial statements to conform to the current year presentation.  These reclassifications did not affect the Consolidated Financial Statements reported in prior fiscal years.

NOTE 3 - SHARE-BASED COMPENSATION

We account for share-based compensation in accordance with ASC 718.  Under ASC 718, share-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the requisite service period (generally the vesting period of the equity grant).

On December 7, 2006, our Board of Directors adopted, and our shareholders subsequently approved on February 8, 2007, the Atwood Oceanics, Inc. 2007 Long-Term Incentive Plan, which, as amended, is referred to herein as the "2007 Plan." The effective date of the 2007 Plan was December 7, 2006, and awards may be made under the 2007 Plan through December 7, 2016. Under our 2007 Plan, up to 4,000,000 shares of common stock may be issued to eligible participants in the form of restricted stock awards or upon exercise of stock options granted pursuant to the 2007 Plan.  We also have two other stock incentive plans approved by our shareholders, the Atwood Oceanics, Inc. Amended and Restated 2001 Stock Incentive Plan (the 2001 Plan) and the Atwood Oceanics, Inc. 1996 Incentive Equity Plan (as amended, the 1996 Plan), under which there are outstanding stock options and restricted stock awards.  However, no additional options or restricted stock have been awarded under the 2001 or 1996 plans since the implementation of the 2007 Plan.  All stock incentive plans currently in effect have been approved by the shareholders of our outstanding common stock.

A summary of share and stock option data for our three stock incentive plans as of September 30, 2010 is as follows:

	2007 Plan	2001 Plan	1996 Plan

Shares available for future awards or grants	2,115,964	-	-
Outstanding stock option grants	764,370	850,900	104,532
Outstanding unvested restricted stock awards	623,510	-	-

Awards of restricted stock and stock options have both been granted under our stock incentive plans as of September 30, 2010.  We deliver newly issued shares of common stock for restricted stock awards upon vesting and upon exercise of stock options.

We recognize compensation expense on grants of share-based compensation awards on a straight-line basis over the required service period for each award. Unrecognized compensation cost, net of estimated forfeitures, related to stock options and restricted stock awards and the relating remaining weighted average service period is as follows (in thousands, except average service periods):

	September 30,
	2010	2009
Unrecognized Compensation Cost
Stock options	$4,471	$3,738
Restricted stock awards	8,714	7,329
Total	$13,185	$11,067

Remaining weighted average service period (Years)	2.2	2.1

Stock Options

Under our stock incentive plans, the exercise price of each stock option must be equal to or greater than the fair market value of one share of our common stock on the date of grant, with all outstanding options having a maximum term of 10 years.  Options vest ratably over a period from the end of the first to the fourth year from the date of grant under the option agreements for the 2007 and 2001 Plans and from the end of the second to the fifth year from the date of grant under the option agreements for the 1996 Plan.  Each option is for the purchase of one share of our common stock.

The total fair value of stock options vested during years ended September 30, 2010, 2009 and 2008 was $3.0 million, $2.7 million and $2.4 million, respectively. The per share weighted average fair value of stock options granted during years ended September 30, 2010, 2009 and 2008 was $14.69, $5.75 and $20.34, respectively. We estimated the fair value of each stock option on the date of grant using the Black-Scholes pricing model and the following assumptions:

	Fiscal 2010	Fiscal 2009	Fiscal 2008
Risk-Free Interest Rate	2.1%	1.5%	3.7%
Expected Volatility	43%	42%	46%
Expected Life (Years)	5.3	5.2	5.3
Dividend Yield	None	None	None

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

A summary of stock option activity for year ended September 30, 2010, is as follows:

	Number of Options (000s)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (000s)
Outstanding at October 1, 2009	1,499	$18.03
Granted	355	$35.69
Exercised	(85)	$13.07		$1,892
Forfeited	(49)	$30.10
Outstanding at September 30, 2010	1,720	$21.58	6.0	$15,260
Exercisable at September 30, 2010	1,177	$17.78	4.9	$14,919

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

A summary of restricted stock activity for the year ended September 30, 2010 is as follows:

	Number of Shares (000s)	Weighted Average Fair Value
Unvested at October 1, 2009	558	$31.09
Granted	283	$34.98
Vested	(145)	$25.43
Forfeited	(73)	$30.22
Unvested at September 30, 2010	623	$34.27

NOTE 4 - PROPERTY AND EQUIPMENT

A summary of property and equipment by classification is as follows (in thousands):

	September 30,
	2010	2009
Drilling vessels and related equipment
Cost	$1,733,298	$1,536,904
Accumulated depreciation	(392,808)	(356,907)
Net book value	1,340,490	1,179,997

Drill pipe
Cost	15,468	15,417
Accumulated depreciation	(13,563)	(13,022)
Net book value	1,905	2,395

Furniture and other
Cost	7,115	9,750
Accumulated depreciation	(5,549)	(7,842)
Net book value	1,566	1,908

NET PROPERTY AND EQUIPMENT	$1,343,961	$1,184,300

Warehouse Fire

On October 25, 2008, a fire occurred in a third party warehouse facility in Houston, Texas that we use to store fleetwide spare capital equipment.  In addition, this third party provides international freight forwarding services, and thus, the location was also used as a staging area for equipment shipments to our international fleet.  Although the fire was contained primarily to one area of the facility, we did incur significant damage to our fleet spares and other equipment in-transit.  At the time of the incident we had insurance to cover the cost of replacing and repairing damaged equipment in excess of a $1,000 deductible.

As of September 30, 2010, our claim has been fully processed and deemed closed by the insurance company.   We have collected all insurance proceeds equal to our $6.2 million property loss claim and costs incurred to inspect and evaluate damaged equipment.

New Construction Projects

During fiscal year 2008, we entered into construction contracts with Jurong Shipyard Pte. Ltd. to construct two Friede & Goldman ExD Millennium semisubmersible drilling units (the Atwood Osprey, a conventionally moored 6,000 foot water depth unit, and the Atwood Condor, a dynamically positioned 10,000 foot water depth unit).  As of September 30, 2010, we had expended approximately $480 million and $296 million in construction costs related to the construction of the Atwood Osprey and the Atwood Condor, respectively.

In October 2010, we entered into turnkey construction agreements with PPL Shipyard PTE LTD to construct two Pacific Class 400 jack-up drilling units. These new rigs will have a rated water depth of 400 feet, accommodations for 150 personnel and significant offline handling features.  The two rigs are scheduled for delivery September 30 and December 31, 2012, respectively.  The total cost, including project management, drilling and handling tools, spares and capitalized interest, of each high specification rig approximates $190 million.

NOTE 5 - LONG-TERM DEBT

A summary of long-term debt is as follows (in thousands):

	September 30,
	2010	2009
2007 credit facility, bearing interest (market adjustable) at approximately 1.1% and 1.9% per annum at September 30, 2010 and September 30, 2009, respectively	$180,000	$200,000
2008 credit facility, bearing interest (market adjustable) at approximately 1.8% and 2.2% per annum at September 30, 2010 and September 30, 2009, respectively	50,000	75,000
	$230,000	$275,000

During October 2007, we entered into a credit agreement with several banks, with Nordea Bank Finland plc, New York Branch, as Administrative Agent for the lenders, as well as Lead Arranger and Book Runner (as amended from time to time, the 2007 Credit Agreement). The 2007 Credit Agreement provides for a secured 5-year $300 million revolving loan facility with maturity in October 2012, subject to acceleration upon certain specified events of default, including but not limited to: delinquent payments, bankruptcy filings, breaches of representation or covenants, material adverse judgments, guarantees or security documents not in full effect, non-compliance with the Employee Retirement Income Security Act of 1974, defaults under other agreements including existing credit agreements, and a change in control.  In addition, the 2007 Credit Agreement contains a number of limitations on our ability to: incur liens; merge, consolidate or sell assets; pay cash dividends; incur additional indebtedness; make advances, investments or loans; and transact with affiliates.

Loans under this facility bear interest at varying rates ranging from 0.70% to 1.25% over the Eurodollar Rate, depending upon the ratio of outstanding debt to earnings before interest, taxes and depreciation. The 2007 Credit Agreement supports the issuance, when required, of standby letters of credit. The collateral for the 2007 Credit Agreement consists primarily of preferred mortgages on three of our active drilling units (the Atwood Eagle, the Atwood Hunter and the Atwood Beacon). Under the 2007 Credit Agreement, we are required to pay a fee ranging from 0.225% - 0.375% per annum on the unused portion of the credit facility and certain other administrative costs.  As of September 30, 2010, we have approximately $120 million of funds available to borrow under this credit facility, with standby letters of credit in the aggregate amount of approximately $0.1 million outstanding.

During November 2008, we entered into a new credit agreement with several banks with Nordea Bank Finland plc, New York Branch as Administrative Agent for the lenders, as well as Lead Arranger and Book Runner (as amended from time to time, the 2008 Credit Agreement).  The 2008 Credit Agreement provides for a secured 5-year $280 million reducing revolving loan facility with maturity in November 2013, subject to acceleration upon certain specified events of default, including but not limited to: delinquent payments, bankruptcy filings, breaches of representation or covenants, material adverse judgments, guarantees or security documents not in full effect, non-compliance with the Employee Retirement Income Security Act of 1974, defaults under other agreements including existing credit agreements, such as our 2007 Credit Agreement, and a change in control.  In addition, the 2008 Credit Agreement contains a number of limitations on our ability to: incur liens; merge, consolidate or sell assets; pay cash dividends; incur additional indebtedness; make advances, investments or loans; and transact with affiliates.

The 2008 Credit Agreement requires a mandatory quarterly commitment reduction of $7 million beginning at the earlier of three months after delivery of either semisubmersible drilling unit currently under construction or December 31, 2011.  The commitment under this facility may be increased up to $20 million for a total commitment of $300 million.  Loans under the 2008 Credit Agreement will bear interest at 1.50% over the Eurodollar Rate.  The collateral for the 2008 Credit Agreement consists primarily of preferred mortgages on three of our drilling units (the Atwood Falcon, the Atwood Southern Cross, and the Atwood Aurora).  Under the 2008 Credit Agreement, we are required to pay a fee of 0.75% per annum on the unused portion of the credit facility and certain other administrative costs. As of September 30, 2010, we have approximately $230 million of funds available to borrow under this credit facility, with standby letters of credit in the aggregate amount of approximately $1.4 million outstanding.

The 2008 Credit Agreement and the 2007 Credit Agreement contain various financial covenants that, among other things, require the maintenance of a leverage ratio, not to exceed 5.0 to 1.0, an interest expense coverage ratio not to be less than 2.5 to 1.0 and a required level of collateral maintenance whereby the aggregate appraised collateral value shall not be less than 150% of the total credit facility commitment.  As of September 30, 2010, our leverage ratio was 0.14, our interest expense coverage ratio was 61.3 and our collateral maintenance percentage was in excess of 150%.  We were in compliance with all financial covenants under the 2008 Credit Agreement and the 2007 Credit Agreement at September 30, 2010 and at all times during the year ended September 30, 2010.  Subsequent to September 30, 2010, we borrowed an additional $70 million under the 2008 Credit Agreement, bringing the total amount outstanding under that agreement to $120 million as of November 22, 2010.  No additional funds have been borrowed under the 2007 Credit Agreement subsequent to September 30, 2010.

NOTE 6 - INCOME TAXES

Domestic and foreign income before income taxes for the three-year period ended September 30, 2010, is as follows (in thousands):

	Fiscal 2010	Fiscal 2009	Fiscal 2008
Domestic income (loss)	$(24,550)	$(9,492)	$(6,480)
Foreign income	344,529	305,923	251,255
	$319,979	$296,431	$244,775

The provision (benefit) for domestic and foreign taxes on income consists of the following (in thousands):

	Fiscal 2010	Fiscal 2009	Fiscal 2008
Current - domestic	$(34)	$160	$209
Deferred - domestic	6,813	(4,335)	(3,555)
Current - foreign	58,218	50,052	32,893
Deferred - foreign	(2,014)	(191)	(210)
	$62,983	$45,686	$29,337

The components of the deferred income tax assets (liabilities) as of September 30, 2010 and 2009 are as follows (in thousands):

	September 30,
	2010	2009
Deferred tax assets -
Net operating loss carryforwards	$10,089	$3,197
Tax credit carryforwards	730	730
Stock option compensation expense	6,298	4,498
Book accruals	3,157	2,341
	20,274	10,766
Deferred tax liabilities -
Difference in book and tax basis of equipment	(13,935)	(16,083)
	(13,935)	(16,083)

Net deferred tax assets (liabilities) before valuation allowance	6,339	(5,317)
Valuation allowance	(17,184)	(730)
	$(10,845)	$(6,047)

Net current deferred tax assets	$-	$35
Net noncurrent deferred tax liabilities	(10,845)	(6,082)
	$(10,845)	$(6,047)

During the current fiscal year, we recorded a valuation allowance of $16.5 million on deferred tax assets primarily related to our United States net operating loss carryforward.  The gross amount of federal net operating loss carryforwards as of September 30, 2010 is estimated to be $60.7 million, which will begin to expire in 2028.  Management does not expect that the tax credit carryforward of $0.7 million will be utilized to offset future tax obligations before the credits begin to expire in 2012.  Thus, a corresponding $0.7 million valuation allowance is recorded as of September 30, 2010.

We have approximately $11.3 million of windfall tax benefits from stock option exercises that have not been recorded as of September, 30, 2010.  Under ASC 718 this amount will not be reclassed or recorded until the deduction reduces our United States income taxes payable.  At such time, the amount will be recorded as an increase to paid-in-capital.  We apply the with-and-without approach when utilizing certain tax attributes whereby windfall tax benefits are used last to offset taxable income.

We do not record federal income taxes on the undistributed earnings of our foreign subsidiaries that we consider to be permanently reinvested in foreign operations. The cumulative amount of such undistributed earnings was approximately $804 million at September 30, 2010. It is not practicable to estimate the amount of any deferred tax liability associated with the undistributed earnings.  If these earnings were to be remitted to us, any United States income taxes payable would be substantially reduced by foreign tax credits generated by the repatriation of the earnings.  Such foreign tax credits totaled approximately $186 million at September 30, 2010.

We adopted the provision of ASC 740-10-05-5, Accounting for Uncertain Tax Positions, on October 1, 2007.  As a result of the implementation of this provision, we recognized an approximate $1.5 million increase in the long-term liability for uncertain tax positions, which was accounted for as a reduction to the October 1, 2007 balance of retained earnings.  After adoption, we had $3.7 million of reserves for uncertain tax positions, including estimated accrued interest and penalties of $1.7 million as of October 1, 2007, which are included as Other Long Term Liabilities in the Consolidated Balance Sheet.

We record estimated accrued interest and penalties related to uncertain tax positions in income tax expense.  At September 30, 2010, we had approximately $10.0 million of reserves for uncertain tax positions, including estimated accrued interest and penalties of $1.9 million, which are included in Other Long Term Liabilities in the Consolidated Balance Sheet.  All $10.0 million of the net uncertain tax liabilities would affect the effective tax rate if recognized.  A summary of activity related to the net uncertain tax positions including penalties and interest for fiscal year 2010 is as follows:

Liability for Uncertain
Tax Positions
Balance at October 1, 2009	$4,947
Increases based on tax positions related to prior fiscal years	2,494
Increases based on tax positions related to current fiscal year	2,527
Balance at September 30, 2010	$9,968

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

As a result of working in foreign jurisdictions, we earned a high level of operating income in certain nontaxable and deemed profit tax jurisdictions, which significantly reduced our effective tax rate for fiscal years 2010, 2009 and 2008 when compared to the United States statutory rate.  There were no significant transactions that materially impacted our effective tax for fiscal years 2010, 2009 or 2008. The differences between the United States statutory and our effective income tax rate are as follows:

	Fiscal	Fiscal	Fiscal
	2010	2009	2008
Statutory income tax rate	35%	35%	35%
Resolution of prior period tax items	1	(1)	-
Increase in tax rate resulting from -
Valuation allowance	2
Decrease in tax rate resulting from -
Foreign tax rate differentials, net of foreign tax credit utilization	(18)	(19)	(23)
Effective income tax rate	20%	15%	12%

NOTE 7 - CAPITAL STOCK

Preferred Stock

In 1975, 1,000,000 shares of preferred stock with no par value were authorized.  In October 2002, we designated Series A Junior Participating Preferred Stock.  No preferred shares have been issued.

Common Stock

      On June 11, 2008, our board of directors declared a two-for-one stock split of our common stock effected in the form of a 100% common stock dividend. All shareholders of record at the close of business on June 27, 2008 (the Record Date), were entitled to receive on the distribution date, July 11, 2008 (the Distribution Date), one additional share of common stock for each share held on the Record Date. The additional shares of common stock were distributed in the form of a 100% common stock dividend on the Distribution Date. All share and per share amounts in the accompanying consolidated financial statements and related notes have been adjusted to reflect the stock split for all periods presented.

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

In connection with our 2008 stock split, and in accordance with the Rights Agreement, we decreased from one two-thousandth to one four-thousandth of a share the number of shares of our Series A Junior Participating Preferred Stock, no par value, purchasable at a price of $150 upon the exercise of each Right, when exercisable.  The redemption price of the Rights was also decreased from $0.005 to $0.0025 in connection with the stock split.  The Rights are subject to further adjustment for certain future events including any future stock splits.  The Rights will expire on November 5, 2012.  At September 30, 2010, 500,000 preferred shares have been reserved for issuance in the event that Rights are exercised.

NOTE 8 - RETIREMENT PLANS

We have two contributory retirement plans (the Plans) under which qualified participants may make contributions, which together with our contributions, can be up to 100% of their compensation, as defined, to a maximum of $49,000.  First of month following date of hire, an employee can elect to become a participant in a Plan.  Participants must contribute from 1 to 5 percent of their earnings as a required contribution (the basic contribution) to receive the Company match which is equal to twice the basic contributions.  Our contributions vest 100% to each participant after three years of service with us including any period of ineligibility mandated by the Plans.  If a participant terminates employment before becoming fully vested, the unvested portion is credited to our account and can be used only to offset our future contribution requirements.  During fiscal year 2010, $0.3 million of forfeitures were utilized to reduce our cash contribution requirements while none were used in fiscal years 2009 and 2008.  In fiscal years 2010, 2009 and 2008, our actual cash contributions totaled approximately $5.2 million, $4.9 million and $4.3 million, respectively.  As of September 30, 2010, there were approximately $0.1 million of contribution forfeitures, which can be utilized to reduce our future cash contribution requirements.

NOTE 9 - FAIR VALUE OF FINANCIAL INSTRUMENTS

On October 1, 2008, we adopted, without any impact to our financial position, operating results or cash flows, the provisions of ASC 820, for our financial assets and liabilities with respect to which we have recognized or disclosed at fair value on a recurring basis.  At September 30, 2010, the carrying amounts of our cash and cash equivalents, receivables and payables approximated their fair values due to the short maturity of such financial instruments. The carrying amount of our floating-rate debt approximated its fair value at September 30, 2010, as such instruments bear short-term, market-based interest rates.

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

Revenues from significant customers from the prior three fiscal years are as follows (in thousands):

	Fiscal 2010	Fiscal 2009	Fiscal 2008

Kosmos Energy Ghana Inc.	$90,936	$-	$-
Sarawak Shell Bhd.	84,617	81,538	78,988
Chevron Australia	81,577	-	-
Noble Energy Mediterranean, Ltd.	-	149,603	-
Woodside Energy Ltd.	-	114,637	37,542
Chevron Overseas Petroleum	-	39,720	56,712
ENI Spa AGIP Exploration & Production Division	-	-	83,308
Petronas Carigali Sdn Bhd	-	-	60,182
BHP Billiton Petoleum Pty. Ltd.	-	-	34,431

NOTE 11 - COMMITMENTS AND CONTINGENCIES

Operating Leases

Future minimum lease payments for operating leases for fiscal years ending September 30 are as follows (in thousands):

2011	$1,113
2012	$1,040
2013	$1,040
2014	$1,040
2015	$0

Total rent expense under operating leases was approximately $4.8 million, $4.1 million and $4.8 million for fiscal years ended September 30, 2010, 2009, and 2008, respectively.

Litigation

We are party to a number of lawsuits which are ordinary, routine litigation incidental to our business, the outcome of which, individually, or in the aggregate, is not expected to have a material adverse effect on our financial position, results of operations or cash flows.

Other Matters

The Atwood Beacon operated in India from early December 2006 to the end of July 2008. A service tax was enacted in 2004 on revenues derived from seismic and exploration activities. This service tax law was subsequently amended in June 2007 and again in May 2008 to state that revenues derived from mining services and drilling services were specifically subject to this service tax.  The Atwood Beacon contract terms with our customer in India provided that any liability incurred by us related to any taxes pursuant to laws not in effect at the time the contract was executed in 2005 was to be reimbursed by our customer.  In our opinion, which is supported by our legal and tax advisors, any such service taxes assessed by the Indian tax authorities under either provision of the 2007 or 2008 amendments would be the obligation of our customer. Our customer is disputing this obligation on the basis, in their opinion, that revenues derived from drilling services were taxable under the initial 2004 law, which, based on our contract terms, would provide that the service tax is our obligation.

After reviewing the status of the drilling service we provided to our customer, the Indian tax authorities assessed service tax obligations on revenues derived from the Atwood Beacon commencing on June 1, 2007.  The relevant Indian tax authority issued an extensive written ruling on this matter setting forth the application of the June 1, 2007 service tax regulation and confirming the position that the drilling services were not covered by the original 2004 service tax law.  Therefore, as the Indian tax authority's service tax assessments were made under the provision of the 2007 amendment to the service tax law and not pursuant to a law in effect at the time we executed the Atwood Beacon contract, we believe our customer is obligated under the terms of our contract to reimburse us for all service tax payments.  The ruling of the Indian tax authority, in favor of the application of the June 2007 service tax law, is currently subject to the review of the Tax Appeal Tribunal.

As of September 30, 2010, we have paid to the Indian government $10.1 million in service taxes and have accrued $1.7 million of additional service tax obligations in accrued liabilities, for a total of $11.8 million relating to service taxes. We have recorded a corresponding $15.8 million long-term other receivable due from our customer for (a) such $11.8 million relating to service taxes and (b) approximately $4.0 million of accounts receivable related to revenues earned during fiscal year 2009 under the subject contract.  We plan to pursue all options available to us to collect this other receivable from our customer for such service taxes, including amounts of accounts receivable due from the customer.

NOTE 12 - RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update ("ASU") 2010-01.  The provisions of this update clarify Accounting Standards Codification ("ASC") 505, "Equity" and ASC 260, "Earnings Per Share". The provisions of this update provide that the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance reflected in earnings per share prospectively and is not a stock dividend for purposes of applying ASC 505 and 260  ASU 2010-01is effective for interim and annual reports ending on or after December 15, 2009, and should be applied on a retrospective basis. We adopted the amendments in this update as of October 1, 2009 with no impact to our equity balance or earnings per share calculations.

Also in January 2010, the FASB issued ASU 2010-02.  The provision of this update clarify ASC Subtopic 810-10, "Non-Controlling Interests in Consolidated Financial Statements" to clarify the scope of the decrease in ownership provisions of the original guidance.  The scope of decreases in ownership provisions of the Subtopic applies to (i) a subsidiary or group of assets that is a business or nonprofit activity, (ii) a subsidiary that is a business or nonprofit activity that is transferred to an equity method investee or joint venture, (iii) an exchange of a group that constitutes a business or nonprofit activity for a noncontrolling interest in an entity (including an equity method investee or joint venture). The provision also clarifies that the decrease in ownership does not apply to the following transactions even if they involve businesses: (i) sales of in substance real estate or (ii) conveyances of oil and gas mineral rights. This statement is effective for interim or annual financial periods ending after December 15, 2009, and shall be applied prospectively. We adopted the amendments in this update on October 1, 2010, with no material impact on our consolidated or combined financial statements.

Also in January 2010, the FASB issued ASU 2010-06.  The provisions of this update require new disclosures and clarify existing disclosures for ASC 820, "Fair Value Measurements and Disclosures" to provide additional information and clarity regarding classes of assets and liabilities, valuation techniques and activities in certain levels regarding to Fair Value Measurement.  ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009 except for the disclosures regarding purchases, sales, issuances and settlements in the roll forward of activity in level 3 fair value measurements, which is effective for fiscal years beginning after December 15, 2010. We adopted the amendments in this update on January 1, 2010, with no significant changes to the disclosures in our financial statements.

In May 2009, the FASB issued Accounting Standards Codification (ASC) Subtopic 855-10, "Subsequent Events".  The provisions of ASC 855-10 establishes (i) the period after the balance sheet date during which management shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (ii) the circumstances under which an entity shall recognize events or transactions that occurred after the balance sheet date.  This statement is effective for interim or annual financial periods ending after June 15, 2009, and shall be applied prospectively.  We adopted this provision effective April 1, 2009, with no material impact on our consolidated or combined financial statements. On February 24, 2010 the FASB amended ASC Subtopic 855-10 to eliminate the requirement to disclose the date through which subsequent events have been evaluated, but does not prohibit the disclosure.

In December 2007, the FASB issued ASC 805, "Business Combinations".  ASC 805 retains the fundamental requirement that the acquisition method be used for all business combinations and expands the same method of accounting to all transactions and other events in which one entity obtains control over one of more other businesses or assets at the acquisition date and in subsequent periods.  ASC 805 requires measurement at the acquisition date of the fair value of assets acquired, liabilities assumed and non-controlling interest.  Additionally, ASC 805 requires that acquisition-related costs, including restructuring costs, be recognized separately from the acquisition.  ASC 805 applies prospectively to business combinations for fiscal years beginning after December 15, 2008.  We adopted this provision effective October 1, 2009 with no material impact on our consolidated or combined financial statements..

Also in December 2007, the FASB issued ASC Subtopic 810-10-65, "Non-controlling Interests in Consolidated Financial Statements".  The provisions of ASC 810-10-65 establish the accounting and reporting standards for a non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary.  The guidance clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements.  This provision requires retroactive adoption of the presentation and disclosure requirements for existing minority interests and applies prospectively to business combinations for fiscal years beginning after December 15, 2008.  We adopted this provision effective October 1, 2009 with no material impact on our consolidated or combined financial statements.

NOTE 13 - OPERATIONS BY GEOGRAPHIC AREAS

We report our offshore contract drilling operation as a single reportable segment: Offshore Contract Drilling Services.  The consolidation of our offshore contract drilling operations into one reportable segment is attributable to how we manage our business, and the fact that all of our drilling fleet is dependent upon the worldwide oil industry.  The mobile offshore drilling units and related equipment comprising our offshore rig fleet operate in a single, global market for contract drilling services and are often redeployed globally due to changing demands of our customers, which consist largely of major non-U.S. oil and gas exploration companies throughout the world.  Our offshore contract drilling services segment currently conducts offshore contract drilling operations offshore Southeast Asia, offshore Africa, offshore Australia, offshore South America, and the Mediterranean Sea.

The accounting policies of our reportable segment are the same as those described in the summary of significant accounting policies (see Note 2).  We evaluate the performance of our operating segment based on revenues from external customers and segment profit.  A summary of revenues and operating margin for the fiscal years ended September 30, 2010, 2009 and 2008 and identifiable assets by geographic areas as of September 30, 2010, 2009 and 2008 is as follows (in thousands):

	Fiscal 2010	Fiscal 2009	Fiscal 2008
REVENUES:
United States	$10,065	$19,055	$16,096
Southeast Asia & India	188,180	162,888	182,503
Mediterranean & Black Sea	46,622	169,828	141,414
Africa	271,583	89,601	98,188
Australia	134,112	145,135	88,403
	$650,562	$586,507	$526,604

OPERATING INCOME (EXPENSE):
United States	$(12,204)	$48,535	$(1,891)
Southeast Asia & India	132,192	42,025	108,030
Mediterranean & Black Sea	15,931	141,133	103,934
Africa	154,298	14,301	35,336
Australia	72,743	84,087	30,172
Corporate general and administrative expenses	(40,620)	(31,639)	(30,975)
	$322,340	$298,442	$244,606

TOTAL ASSETS:
United States	$90,496	$61,982	$208,597
Southeast Asia & India	974,050	750,141	491,059
Mediterranean & Black Sea	239,017	225,332	78,492
Africa	230,677	238,700	110,629
Australia	154,055	192,330	152,031
Other	36,145	40,917	55,789
	$1,724,440	$1,509,402	$1,096,597

NOTE 14 - QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly results for fiscal years 2010 and 2009 are as follows (in thousands, except per share amounts):

	QUARTERS ENDED (1)

	December 31	March 31	June 30	September 30
Fiscal 2010
Revenues	$164,243	$159,069	$166,637	$160,613
Income before income taxes	81,255	77,018	84,847	76,859
Net income	66,984	66,755	58,994	64,229
Earnings per common share -
Basic	1.04	1.04	0.92	1.00
Diluted	1.03	1.03	0.91	0.99

Fiscal 2009
Revenues	$165,504	$140,652	$149,307	$131,044
Income before income taxes	91,716	71,533	73,744	59,438
Net income	78,363	56,427	67,671	48,284
Earnings per common share -
Basic	1.22	0.88	1.05	0.75
Diluted	1.22	0.88	1.05	0.75

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

JACK E. GOLDEN (2, 3, 4)
  Corporate Executive, Retired
  Spicewood, Texas

HANS HELMERICH (1, 4)
  President, Chief Executive Officer
  Helmerich & Payne, Inc.
  Tulsa, Oklahoma

ROBERT J. SALTIEL (1)
  President, Chief Executive Officer
  Atwood Oceanics, Inc.
  Houston, Texas

JAMES R. MONTAGUE (2, 3, 4)
  Corporate Executive, Retired
  Houston, Texas

(1)  Executive Committee
(2)  Audit Committee
(3)  Compensation Committee
(4)  Nominating & Corporate Governance Committee

___________________________________________

OFFICERS

ROBERT  J. SALTIEL
  President, Chief Executive Officer

MARK L. MEY
  Senior Vice President, Chief Financial Officer

GLEN P. KELLEY
 Senior Vice President Marketing and Business Development

ALAN QUINTERO
  Senior Vice President - Operations

RONNIE L. HALL
  Vice President - Operations

BARRY M. SMITH
  Vice President - Technical Services

MICHAEL A. CAMPBELL
  Vice President - Controller

ANNUAL MEETING

The annual meeting of stockholders will be held at 10:00 A.M., Central Standard Time, on Thursday, February 10, 2011, at our principal office:  15835 Park Ten Place Drive, Houston, Texas, 77084.  A formal notice of the meeting together with a proxy statement and form of proxy will be mailed to stockholders on or about January 11, 2011.

TRANSFER AGENT AND REGISTRAR

Continental Stock Transfer & Trust Company
2 Broadway
New York, New York 10004

FORM 10-K

A copy of our Form 10-K to which this Annual Report is an exhibit is filed with the Securities and Exchange Commission and is available free on request by writing to:

Secretary, Atwood Oceanics, Inc.
P. O. Box 218350
Houston, Texas 77218

SEC FILINGS

We file our annual report on Form 10-K, quarterly and current reports, proxy statements, and other information with the SEC.  Our annual report on Form 10-K for the year ended September 30, 2010 includes as exhibits all required Sarbanes-Oxley Act Section 302 certifications by our CEO and CFO regarding the quality of our public disclosure.  Our SEC filings are available to the public over the internet at the SEC's web site at http://www.sec.gov.  Our website address is www.atwd.com.  We make available free of charge on or through our website our annual report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.  Information on our website is not incorporated by reference into this report or made a part hereof for any purpose.  You may also read and copy any document we file, including our Form 10-K, at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room and copy charges.

NYSE CERTIFICATION

Each year, our CEO must certify to the NYSE that he is not aware of any violations by the Company of NYSE corporate governance listing standards.  Our former CEO's certification for fiscal year 2009 was submitted to the NYSE during fiscal year 2010, and our current CEO will certify fiscal year 2010 during fiscal year 2011.

STOCK PRICE INFORMATION -

The common stock of Atwood Oceanics, Inc. is traded on the New York Stock Exchange (NYSE) under the symbol ATW.  No cash dividends on common stock were paid in fiscal year 2009 or 2010, and none are anticipated in the foreseeable future.  Based upon information provided to us by a third party shareholder services provider dated November 8, 2010, we have approximately 38,700 beneficial owners of our common stock.  As of November 22, 2010, the closing sale price of the common stock of Atwood Oceanics, Inc., as reported by NYSE, was $35.74 per share.  The following table sets forth the range of high and low sales prices per share of common stock as reported by the NYSE for the periods indicated.

	Fiscal 2010		Fiscal 2009
Quarters Ended	Low	High	Low	High
December 31	$32.06	$40.58	$12.60	$36.36
March 31	32.17	40.48	13.03	20.55
June 30	23.71	38.48	15.96	28.95
September 30	23.75	31.29	21.40	36.65

COMMON STOCK PRICE PERFORMANCE GRAPH

Below is a comparison of  five (5) year cumulative total returns* among Atwood Oceanics, Inc. and the center for research in security prices (CRSP) index for the NYSE/AMEX/NASDAQ stock markets, and our self-determined peer group of drilling companies.

GRAPH DATA

	Fiscal Year Ended September 30,
CRSP Total Returns Index for:	2005	2006	2007	2008	2009	2010

Atwood Oceanics, Inc.	100.0	106.8	181.8	172.9	167.5	144.6
NYSE/AMEX/Nasdaq Stock Markets	100.0	110.4	128.6	101.6	91.0	102.1
(US Companies)
Self-determined Peer Group	100.0	107.7	158.9	133.5	114.0	96.8

Constituents of the Self-determined Peer Group (weighted according to market capitalization):

Diamond Offshore Drilling, Inc.	Transocean, Inc.	Rowan Companies, Inc.
ENSCO International, Inc.	Noble Corporation	Pride International, Inc.

*	Assumptions: (1) $100 invested on September 30, 2005; (2) dividends, if any, were reinvested; and (3) a September 30 fiscal year end.

BAR CHART - REVENUES ($ MILLIONS)
2005	2006	2007	2008	2009	2010
$176.2	$276.6	$403.0	$526.6	$586.5	$650.6
BAR CHART - CAPITAL EXPENDITURES ($ MILLIONS)
2005	2006	2007	2008	2009	2010
$25.6	$76.1	$88.8	$328.2	$430.5	$187.1
BAR CHART OPERATING INCOME ($ MILLIONS)
2005	2006	2007	2008	2009	2010
$32.3	$95.8	$159.2	$244.6	$298.4	$322.3
BAR CHART - NET INCOME ($ MILLIONS)
2005	2006	2007	2008	2009	2010
$26.0	$86.1	$139.0	$215.4	$250.7	$257.0